

June 25, 2025

Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: MIAX PEARL, LLC ("PEARL")
Amendment 2025-13 to Form 1 Application

Dear Sir/Madam:

Enclosed for official filing pursuant to Rule 6a-2(b) is Amendment 2025-13 to the Form 1 Application of PEARL, which includes the following:

Exhibits D, I, K, M & N – Annual filing pursuant to Rule 6a-2(b)

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 06/25/25	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MIAX PEARL, LLC

2. Provide the applicant's primary street address: 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

25000252

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   MIAX PEARL, LLC
   7 Roszel Road, Suite 1A
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership
   ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 02/11/16 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX PEARL, LLC

Date: June 18, 2025

By: Barbara J. Comly
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 18th day of June, 2025.

Jane Post
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2029

**This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.**

EXHIBIT D

Exhibit Request:

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Response:

1. Unaudited unconsolidated financial statements of Miami International Holdings, Inc. as of December 31, 2024 are attached.

2. Audited unconsolidated financial statements of Miami International Securities Exchange, LLC as of December 31, 2024 are attached.

3. Audited unconsolidated financial statements of MIAX Emerald, LLC as of December 31, 2024 are attached.

4. Audited unconsolidated financial statements of MIAX Sapphire, LLC as of December 31, 2024 are attached.

5. Unaudited unconsolidated financial statements of Miami International Technologies, LLC as of December 31, 2024 are attached.

6. Unaudited unconsolidated financial statements of MIAX Global Derivatives, LLC as of December 31, 2024 are attached. (Balance sheet provided; no profit & loss statement as no income or expenses as of December 31, 2024.)

7. Unaudited unconsolidated financial statements of M 9 Holdings, LLC as of December 31, 2024 are attached.

8. Unaudited unconsolidated financial statements of The Bermuda Stock Exchange as of December 31, 2024 are attached.

9. Unaudited unconsolidated financial statements of M 402 Holdings, LLC as of December 31, 2024 are attached.

10. Unaudited unconsolidated financial statements of MIAX Futures Exchange, LLC as of December 31, 2024 are attached.

11. Unaudited unconsolidated financial statements of MGEX Real Estate Holdings, LLC as of December 31, 2024 are attached.

12. Unaudited unconsolidated financial statements of Dorman Trading, LLC as of December 31, 2024 are attached.

13. Unaudited unconsolidated financial statements of M 7 Holdings, LLC as of December 31, 2024 are attached. (Balance sheet provided; no profit & loss statement as no income or expenses as of December 31, 2024.)

14. Unaudited unconsolidated financial statements of LedgerX LLC d/b/a MIAX Derivatives Exchange as of December 31, 2024 are attached.

15. Unaudited unconsolidated financial statements MIH East Holdings, Limited as of December 31, 2024.

16. Unaudited unconsolidated financial statements of ConvexityShares, LLC as of December 31, 2024 are attached.

17. MIAX Global, LLC, MIAX Products, LLC, and BSD Nominee Limited are not active and financial statements are not available for these companies.

EXHIBIT I

<u>Exhibit Request</u>:

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

<u>Response</u>:

Audited unconsolidated financial statements for MIAX PEARL, LLC as of December 31, 2024 are attached. MIAX PEARL, LLC has no consolidated subsidiaries.

EXHIBIT K

Exhibit Request:

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. **Full legal name;**

2. **Title or Status;**

3. **Date title or status was acquired;**

4. **Approximate ownership interest; and**

5. **Whether the person has control, a term that is defined in the instructions to this Form.**

Response:

Miami International Holdings, Inc. owns 100% of MIAX PEARL, LLC. Miami International Holdings, Inc. exercises "control" over the Exchange, as that term is defined in the Form 1 instructions. MIAX PEARL, LLC became a wholly-owned subsidiary of Miami International Holdings, Inc. on March 7, 2016.

EXHIBIT M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. Name;

2. Date of election to membership or acceptance as a member, subscriber or other user;

3. Principal business address and telephone number;

4. If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);

5. Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and

6. The class of membership, participation or subscription or other access.

Response:

1. **MIAX Pearl Options.** Attached is a list of the members of the MIAX Pearl Options Exchange dated as of June 3, 2025, including the information set forth in items 1-6 above.

2. **MIAX Pearl Equities.** Attached is a list of the members of the MIAX Pearl Equities Exchange dated as of June 3, 2025, including the information set forth in items 1-6 above.

EXHIBIT N

<u>Exhibit Request</u>:

Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;

2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;

3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and

4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

<u>Response</u>:

1. A. **MIAX Pearl Options.** Attached is a list of the securities listed on the MIAX Pearl Options Exchange as of June 2, 2025, indicating for each the name of the issuer and a description of the security.

   B. **MIAX Pearl Equities.** Attached is a list of the securities listed on the MIAX Pearl Equities Exchange as of June 2, 2025, indicating for each the name of the issuer and a description of the security.

2. None.

3. None.

4. None.

Miami International Holdings, Inc.

Financial Statements (Unaudited)

As of and for the year ended December 31, 2024

Miami International Holdings, Inc.
Statement of Financial Condition (Unaudited)
December 31, 2024 (dollars in thousands)

Assets

Current assets:		
Cash and cash equivalents	$	65,220
Other current assets		10,962
Total current assets		76,182
Due from Miami International Holdings, Inc.		188,595
Investment in third parties		12,600
Investment in subsidiaries		91,192
Fixed assets, net of depreciation and amortization		32,207
Internally developed software, net of amortization		32,262
Goodwill		46,818
Other intangible assets, net		114,224
Other assets		21,617
Total assets	$	615,697

Liabilities and stockholders' equity

Current liabilities:		
Accounts payable and other liabilities	$	36,238
Accrued compensation payable		29,902
Current portion of long-term debt		4,767
Total current liabilities		70,907
Deferred income taxes		10,766
Long-term debt		32,268
Puttable common stock, net of current portion		78,424
Puttable warrants issued with debt		64,188
Other non-current liabilities		14,527
Total liabilities		271,080
Stockholders’ equity:		
Convertible preferred stock		2
Common stock		126
Common stock in treasury		(775)
Additional paid-in capital		930,574
Accumulated deficit		(585,310)
Total stockholders’ equity		344,617
Total stockholders’ equity		344,617
Total liabilities and stockholders’ equity	$	615,697

Miami International Holdings, Inc.
Statement of Income (Unaudited)
For the year ended December 31, 2024 (dollars in thousands)

Revenues:	
Other revenue	$ 20,582
Total revenues	20,582
Operating expenses:	
Compensation and benefits	26,641
Information technology and communication costs	10,101
Depreciation and amortization	21,630
Occupancy costs	1,583
Professional fees and outside services	18,819
Marketing and business development	2,002
General, administrative, and other	6,535
Total operating expenses	87,311
Operating loss	(66,729)
Non-operating income (expense):	
Change in fair value of puttable common stock	(10,594)
Change in FV of puttable warrants issued with debt	(4,662)
Interest income	1,093
Interest expense and amortization of debt issuance costs	(13,778)
Impairment of investment	(4,108)
Intercompany dividends	51,895
Other, net	(1,515)
Loss before income tax provision	(48,398)
Income tax expense	(4,883)
Net loss	(53,281)
Net loss attributable to non-controlling interest	(137)
Net loss attributable to common stock holders	$ (53,144)

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Financial Statements

As of and for the year ended December 31, 2024

(with Independent Auditors' Report Thereon)

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

TABLE OF CONTENTS



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Independent Auditors' Report

To the Member and Board of Directors of
Miami International Securities Exchange, LLC:

Opinion

We have audited the financial statements of Miami International Securities Exchange, LLC (the Company), which comprise the statement of financial condition as of December 31, 2024, and the related statements of income and changes in member's deficit/equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

New York, New York
June 12, 2025

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
Statement of Financial Condition
December 31, 2024 (dollars in thousands)

Assets		
Current assets:		
Cash and cash equivalents	$	6,150
Accounts receivable		23,932
Marketing fee receivable		8,129
Other current assets		381
Total current assets		38,592
Notes receivable, net		16,225
Due from Miami International Holdings, Inc.		36,728
Other assets		1,000
Total assets	$	92,545
Liabilities and Member's Equity		
Current liabilities:		
Accounts payable and other liabilities	$	15,277
Marketing fees payable		8,173
Deferred transaction revenue		50
Total current liabilities		23,500
Commitments and contingencies (Note 6)		
Member's equity		69,045
Total liabilities and member's equity	$	92,545

See accompanying notes to financial statements.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
Statement of Income and Changes in Member's Deficit/Equity
Year Ended December 31, 2024 (dollars in thousands)

Revenues:		
Transaction fees	$	189,846
Access fees		26,923
Market data fees		8,576
Other revenue		73
Total revenues		225,418
Cost of revenues:		
Liquidity payments		100,983
Brokerage and exchange fees		1,957
Section 31 fees		14,740
Total cost of revenues		117,680
Revenues less cost of revenues		107,738
Operating expenses:		
Compensation and benefits		15,611
Information technology and communication costs		6,788
Occupancy costs		570
Professional fees and outside services		6,818
Marketing and business development		645
General, administrative, and other		2,274
Total operating expenses		32,706
Operating income		75,032
Non-operating income:		
Interest income		417
Net income	$	75,449
Member's deficit at beginning of year	$	(6,404)
Net income		75,449
Member's equity at end of year	$	69,045

See accompanying notes to financial statements.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
Statement of Cash Flows
Year Ended December 31, 2024 (dollars in thousands)

Cash flow from operating activities:		
Net income	$	75,449
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for notes receivable credit losses		924
Changes in operating assets and liabilities:		
Accounts receivable		(9,673)
Marketing fees receivable		(2,534)
Notes receivable		(2,486)
Other current assets		1,009
Accounts payable and other liabilities		6,792
Marketing fees payable		2,545
Deferred transaction revenue		7
Net cash provided by operating activities		72,033
Cash flow from financing activities:		
Due from/to Miami International Holdings, Inc.		(70,487)
Net cash used in financing activities		(70,487)
Increase in cash and cash equivalents		1,546
Cash and cash equivalents at beginning of year		4,604
Cash and cash equivalents at end of year	$	6,150
Supplemental disclosure of cash flow information:		
Cash paid for taxes	$	-
Cash paid for interest	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Miami International Securities Exchange, LLC ("MIAX Options" or the "Company") is a wholly owned subsidiary of Miami International Holdings, Inc. (the "Parent" or "MIH") and provides a marketplace for the trading of options products for its exchange members.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 5 - Related Party Transactions for more information on related party transactions.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company's operations are funded by its Parent through a centralized treasury function. Cash and cash equivalents include cash and amounts due from banks and interest-bearing bank balances. The Company places its cash and cash equivalents with financial institutions and at times, cash held in bank accounts may exceed the Federal Deposit Insurance Corporation insurance limit. The Company monitors its risk of loss associated with such balances and deems the risk of loss to be remote. The carrying values of the Company's cash and cash equivalents approximates fair value. The Company did not have any restricted cash as of December 31, 2024.

Accounts Receivable

Accounts receivable are concentrated with the Company's member firms and market data distributors and are primarily collected through the Options Clearing Corporation ("OCC"). Transaction fees are netted against the liquidity payments for each member firm and the balance owed from a member firm is recognized as accounts receivable, net if the amount is to be received and as accounts payable and other liabilities if the amount is owed to the member firm. Management evaluates the Company's accounts receivables periodically and determines an appropriate allowance for uncollectible accounts receivable using an aging schedule. The aging schedule applies loss rates based on historical loss information and as deemed necessary, is adjusted for the difference in the nature of the receivables that exist at the reporting date from the historical period. In circumstances where a specific member firm's inability to meet its financial obligations is probable, the Company records a provision for uncollectible accounts against the member firm's receivable. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

Due from/to Miami International Holdings, Inc.

The Parent or the Parent's other wholly owned subsidiaries may incur certain expenditures on behalf of the Company or receive cash from the Company generated from its operations. Expenses incurred and cash provided by the Company are settled on its behalf by the Parent or the Parent's other wholly owned subsidiaries and allocated through intercompany charges and are net settled with the Parent resulting in either due to or due from Miami International Holdings, Inc. on the statement of financial condition. See Note 5 - Related Party Transactions for more information on related party transactions.

Management has determined that substantially all costs, other than direct financing and other financing related costs, for the build out of a marketplace for the trading of options and cash equities, are primarily attributable to the Company and its affiliates including MIAX Emerald, LLC ("MIAX Emerald"), MIAX Pearl, LLC ("MIAX Pearl") and MIAX Sapphire, LLC ("MIAX Sapphire"). The Company's allocated portion of cost is included in the accompanying statement of income and member's deficit/equity. The Company considers changes in Due from/to Miami International Holdings, Inc., to be financing activity for purposes of the statement of cash flows.

Revenue Recognition

The Company generates revenues by assessing fees to its member firms for the services it renders, which include providing access to its exchanges, enabling transaction-based trading on its exchanges, and providing access to various market data. Revenue for the Company's services is recognized as control of the services are transferred to the customer. The amount recognized is the amount that reflects the consideration the Company expects to be entitled to in exchange for its services.

The Company determines the transaction price at the outset of the arrangement based on the contractual and payment terms associated with the transaction. The typical term for the Company's contracts with customers ranges from the time it takes to complete a single transaction to one month, depending on the service being provided. Customers are usually billed each month in arrears with standard payment terms, though the Company does occasionally bill customers in advance. Fees associated with each contract are fixed within the month in which the service is provided.

The Company assesses the services promised in the contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service that is distinct—i.e., if such service is separately identifiable and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

Transaction fees: Transaction fees represent fees the Company charges to its exchange member firms, as customers, for the performance obligation of executing a trade on the Company's exchange. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis in accordance with the Company's published fee schedules. Transaction fees are recorded as transactions occur on a trade-date basis.

Tiered discounts are offered to customers based on the amount of trades that are executed on the Company's exchange. As these are volume driven, they reduce the transaction price and are recorded net in transaction fees on the statement of income and changes in member's deficit/equity. Liquidity payments paid for certain customer transactions are accounted for as consideration payable to a customer and are recorded separately as liquidity payments, which are classified within cost of revenues in the statement of income and changes in member's deficit/equity.

Transaction fees also result in regulatory fees. Regulatory fees include the options regulatory fee ("ORF") and Section 31 fees. ORF is in place to fund the Company's regulatory oversight function of the exchange marketplace and is determined based on the number of customer contracts and cannot be used for non-regulatory purposes. Section 31 fees are transaction fees charged by the SEC to the exchanges. The Section 31 fees charged to customers are based on the fee set by the SEC per notional value of transactions executed on the Company's securities markets and are calculated and billed monthly. The Section 31 fee collected by the Company is ultimately payable to the SEC, and is therefore classified within cost of revenues in the statement of income and changes in member's deficit/equity.

Access fees: Access fees include fees assessed for allowing customers, which include exchange member firms and non-member firms, to connect their networks to the Company’s exchange or to an external exchange for a specified period of time. Fees for these services are assessed to customers for the opportunity to trade as member firms, or in the case of non-member firms to provide these services to member firms, and use other related functions of the exchange. Access fees are billed monthly in accordance with the published fee schedules and recognized during the period the service is provided which is generally one month.

Market data fees: Market data fees include making market data available to customers either through direct subscriptions or through the Company’s participation in the Options Price Reporting Authority ("OPRA") tape plan. Market data revenue includes distributions from OPRA, which is distributed based upon each individual exchange’s market share of U.S. volume, trades, and/or quotes. Market data revenue also includes market data revenue earned from the sale of proprietary market data directly to the customer on a subscription basis. Market data revenue is recognized in the period the data is provided.

Consideration payable to a customer: As discussed in the transaction fees section above, liquidity payments are accounted for as consideration payable to a customer and reduce revenue in the period in which the rebate is earned by the customer and the payment is provided.

Concentration of revenue: For the year ended December 31, 2024, three customers generated 47% of the Company’s total revenue. No customer is contractually or otherwise obligated to continue to use the Company’s services. The loss of, or a significant reduction of, participation by these customers may have a material adverse effect on the Company’s business, financial position, results of operations and cash flows.

Deferred transaction revenue: Deferred transaction revenue consists of prepaid transaction and non-transaction fees which are recognized as revenue when earned.

Income Taxes

The Company is a disregarded LLC for U.S. income tax. In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, which (a) clarified that an entity is not required to allocate consolidated income taxes to a legal entity that is not subject to tax for purposes of that legal entity's separate financial statements. Accordingly, no provision for income taxes is provided in the accompanying financial statements.

Segment Information

The Company is engaged in a single line of business operating an options exchange in the United States which is a national securities exchange regulated by the SEC. The Company has identified its Chief Executive Officer as the chief operating decision maker (“CODM”). The CODM primarily uses net revenues (revenues less cost of revenues) and operating income included in the statement of income and changes in member’s deficit/equity to evaluate the results of the business and manage the Company. The Company’s operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The significant expenses of the segment are reported on the statement of income and changes in member’s deficit/equity. The accounting policies used to measure the financial results of the segment are the same as the significant accounting policies described herein.

Recent Accounting Pronouncements

Recent Accounting Pronouncements – Adopted

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which updates reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments are effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. The Company retrospectively adopted the ASU for the period ended December 31, 2024. The adoption of the standard did not have any material impact on the Company's financial statements.

Recent Accounting Pronouncements - Not yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures. ASU 2024-03 amends ASC 220, Comprehensive Income to expand income statement expense disclosures and require disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026 with early adoption permitted. The Company expects to adopt the update for the annual financial statements issued for the year ending December 31, 2027 and is currently evaluating the impact of adopting the standard on the financial statements.

3. NOTES RECEIVABLE, NET

The notes receivable relates to the consolidated audit trail ("CAT"), which involves the creation of an audit trail to enhance regulators' ability to monitor trading activities in the U.S. markets through a phased implementation. The funding for the development and operation of the CAT was provided by the Self-Regulatory Organizations ("SROs"), which include the Company's exchange and by broker-dealers in exchange for promissory notes, a portion of which were expected to be repaid by Consolidated Audit Trail, LLC ("CAT LLC").

On September 6, 2023, the SEC issued an order approving a revised CAT funding model calculated based on the share of transactions executed. The funding model consists of two categories: (i) CAT fees assessed to executing brokers to recover a portion of historical CAT costs previously paid by the SROs; and (ii) CAT fees assessed to executing brokers and SROs to fund prospective CAT costs (the "prospective fee"). During the first week of January 2024, the SROs submitted fee filings with the SEC to implement the applicable transaction-based fee rates that are to be assessed to executing brokers to recover a portion of historical CAT costs incurred prior to 2022 and use the collected funds to repay a portion of the promissory notes to the SROs. On January 17, 2024, the SEC issued orders suspending each SRO's fee filing and instituting proceedings to determine whether to approve or disapprove the fees, as published in the Federal Register on February 13, 2024.

In August 2024, the SROs submitted fee filings again with the SEC to implement fees to recover a portion of historical CAT costs incurred prior to 2022. Effective October 1, 2024, CAT LLC began collecting fees from executing brokers on behalf of the SROs and from December 2024, has started remitting funds collected from the industry members to the SROs to pay back the promissory notes issued prior to January 1, 2022. Additional historical fees to recover historical cost incurred between January 1, 2022 and July 15, 2024 are planned to be introduced at a later time through separate fee filings submitted by the SROs.

The SROs submitted another fee filing in August 2024 with the SEC to implement the applicable transaction-based fee rates which are predetermined by CAT LLC to cover a portion of prospective CAT costs, effective as of September 3, 2024. The prospective fee will continue to fund CAT LLC's operations. In November 2024, CAT LLC started invoicing the SROs and the executing brokers for their respective portion of the prospective fee. The Company does not expect to issue additional promissory notes to fund CAT as CAT LLC has begun collecting the prospective fees.

On October 17, 2023, certain parties filed a legal challenge in court against the SEC's order above. On April 16, 2024, a putative class action was filed alleging, that the SEC engaged in unlawful agency action and violated multiple provisions of the U.S. Constitution when mandating the creation and funding of the CAT. These challenges or any other litigation related to the CAT funding model may significantly delay its implementation. As a result, SROs may continue to incur additional CAT costs and/or it may result in SROs not being able to collect on the promissory notes related to the CAT funding.

The following table presents the change in the notes receivable, net of allowance for the notes receivable as of December 31, 2024 (in thousands):

Balance at January 1, 2024	$	14,663
Notes issued, net of allowance for credit losses		1,848
Repayments		(286)
Balance at December 31, 2024	$	16,225

The allowance for notes receivable associated with CAT is calculated primarily based on the structure of the notes and potential outcomes under the CAT funding model.

The following represents the change in allowance for notes receivable for the year ended December 31, 2024 (in thousands):

Balance at January 1, 2024	$	7,356
Provision for uncollectible amount		924
Write-offs charged against allowance		-
Recoveries collected		-
Balance at December 31, 2024	$	8,280

4. ACCOUNTS PAYABLE AND OTHER LIABILITIES

The following table presents the components of accounts payable and other liabilities as at December 31, 2024 (in thousands):

Liquidity payments payable	$	6,168
Section 31 fees payable		6,692
Accounts payable and other		2,417
Accounts payable and other liabilities	$	15,277

5. RELATED PARTY TRANSACTIONS

The Company utilizes assets and incurs certain liabilities that are held at the Parent level. Substantially all expenses of the Company are settled by the Parent and are charged to the Company, at cost, through intercompany charges. Similar results may not be achievable on an arm's length basis.

The following table presents the Company’s allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2024 (in thousands):

Compensation and benefits	$	15,611
Information technology and communication costs		6,788
Occupancy costs		570
Professional fees and outside services		4,591
Marketing and business development		645
General, administrative, and other		507
Total operating expenses	$	28,712

6. COMMITMENTS AND CONTINGENCIES

Claims and Litigation

Nasdaq

On September 1, 2017, Nasdaq, Inc., filed an action against Miami International Holdings, Inc., Miami International Securities Exchange, LLC, MIAX Pearl, LLC and Miami International Technologies, LLC in the U.S. District Court for the District of New Jersey alleging patent infringement and trade secret misappropriation relating to Nasdaq’s electronic trading technology and platforms. MIH subsequently filed six petitions before the Patent Trial and Appeal Board (“PTAB”) at the United States Patent and Trademark Office (“USPTO”) seeking a determination that the subject patent was invalid under the current law. The District Court proceeding was stayed in December 2018, pending resolution of the PTAB proceedings. All claims asserted by Nasdaq against MIH under the six patents at issue were invalided by the PTAB in 2019 (the “PTAB Final Written Decisions”). On June 7, 2022, the USPTO Director denied Nasdaq’s request for review of the PTAB Final Written Decisions.

On August 31, 2021, MIH filed an Answer and Counterclaims in the NJ District Court (the “MIH’s Answer”). MIH’s Answer included denials of the allegations made by Nasdaq in the Complaint and Counterclaims by MIH including monopolization antitrust claims, patent misuse, sham litigation, and fraud on the USPTO by Nasdaq. MIH is seeking attorneys’ fees and costs and such other relief as the Court may find to be just and proper. On June 21, 2022, Nasdaq waived its right to appeal the PTAB’s Final Written Decisions and the stay in the District Court matter was lifted as all of the PTAB proceedings were concluded with each of the Nasdaq patent claims at issue invalidated. MIH filed an Amended Answer and Counterclaims on August 5, 2022. The Amended Counterclaims added claims of fraud on the patent office and Lanham Act violations. On July 25, 2023, the Court denied a motion by MIH to dismiss Nasdaq’s trade secret claims and also denied a motion by Nasdaq to dismiss MIH’s counterclaims. The Court granted Nasdaq’s motion to stay and bifurcate MIH’s counterclaims. Accordingly, the trade secret case is currently proceeding and MIH’s counterclaims are stayed until the conclusion of the trade secret case at which time the parties may proceed to litigate MIH's counterclaims against Nasdaq. The parties each filed a motion for summary judgment and motions to exclude certain experts. We anticipate the Court will decide the motions in the second half of 2025. MIH intends to continue defending its interest in this matter vigorously.

General

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC. Management does not believe that the outcome of any of these reviews or inspections will have a material impact on the statement of financial condition, the statement of income and changes in member’s deficit/equity or cash flows of the Company.

In the normal course of its business, the Company is exposed to asserted and unasserted claims. In the opinion of management, these matters will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

7. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company’s financial statements through June 12, 2025, the date the financial statements were available to be issued. The Company has determined that there are no material events that would require disclosure in the Company’s financial statements.

MIAX EMERALD, LLC

Financial Statements

As of and for the year ended December 31, 2024

(with Independent Auditors' Report Thereon)

MIAX EMERALD, LLC

TABLE OF CONTENTS



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Independent Auditors' Report

To the Member and Board of Directors of
MIAX Emerald, LLC:

Opinion

We have audited the financial statements of MIAX Emerald, LLC (the Company), which comprise the statement of financial condition as of December 31, 2024, and the related statements of income and changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.



In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

New York, New York
June 12, 2025

MIAX EMERALD, LLC
Statement of Financial Condition
December 31, 2024 (dollars in thousands)

Assets		
Current assets:		
Cash and cash equivalents	$	5,735
Accounts receivable		20,879
Other current assets		118
Total current assets		26,732
Notes receivable, net		10,911
Due from Miami International Holdings, Inc.		56,642
Other assets		1,000
Total assets	$	95,285
Liabilities And Member’s Equity		
Current liabilities:		
Accounts payable and other liabilities	$	15,330
Deferred transaction revenue		105
Total current liabilities		15,435
Commitments and contingencies (Note 6)		
Member's equity		79,850
Total liabilities and member's equity	$	95,285

See accompanying notes to financial statements.

MIAX EMERALD, LLC
Statement of Income and Changes in Member's Equity
Year Ended December 31, 2024 (dollars in thousands)

Revenues:		
Transaction fees	$	256,512
Access fees		28,042
Market data fees		5,881
Other revenue		36
Total revenues		290,471
Cost of revenues:		
Liquidity payments		217,087
Brokerage and exchange fees		1,671
Section 31 fees		10,170
Total cost of revenues		228,928
Revenues less cost of revenues		61,543
Operating expenses:		
Compensation and benefits		13,755
Information technology and communication costs		5,553
Occupancy costs		508
Professional fees and outside services		5,454
Marketing and business development		14
General, administrative, and other		1,414
Total operating expenses		26,698
Operating income		34,845
Non-operating income:		
Interest income		212
Net income	$	35,057
Member's equity at beginning of year	$	44,793
Net income		35,057
Member's equity at end of year	$	79,850

See accompanying notes to financial statements.

MIAX EMERALD, LLC
Statement of Cash Flows
Year Ended December 31, 2024 (dollars in thousands)

Cash flow from operating activities:		
Net income	$	35,057
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for notes receivable credit losses		573
Changes in operating assets and liabilities:		
Accounts receivable		(9,536)
Notes receivable		(1,534)
Other assets		(77)
Accounts payable and other liabilities		7,435
Deferred transaction revenue		12
Net cash provided by operating activities		31,930
Cash flow from investing activities:		
Due from Miami International Holdings, Inc.		(28,487)
Net cash used in investing activities		(28,487)
Increase in cash and cash equivalents		3,443
Cash and cash equivalents at beginning of year		2,292
Cash and cash equivalents at end of year	$	5,735
Supplemental disclosure of cash flow information:		
Cash paid for taxes	$	-
Cash paid for interest	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

MIAX Emerald, LLC (“MIAX Emerald” or the “Company”), a wholly owned subsidiary of Miami International Holdings, Inc. (the “Parent” or “MIH”), provides a marketplace for the trading of options products for its exchange members.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 5 - Related Party Transactions for more information on related party transactions.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company's operations are funded by its Parent through a centralized treasury function. Cash and cash equivalents include cash and amounts due from banks and interest-bearing bank balances. The Company places its cash and cash equivalents with financial institutions and at times, cash held in bank accounts may exceed the Federal Deposit Insurance Corporation insurance limit. The Company monitors its risk of loss associated with such balances and deems the risk of loss to be remote. The carrying values of the Company’s cash and cash equivalents approximates fair value. The Company did not have any restricted cash as of December 31, 2024.

Accounts Receivable

Accounts receivable are concentrated with the Company’s member firms and market data distributors and are primarily collected through the Options Clearing Corporation ("OCC"). Transaction fees are netted against the liquidity payments for each member firm and the balance owed from a member firm is recognized as accounts receivable, net if the amount is to be received and as accounts payable and other liabilities if the amount is owed to the member firm. Management evaluates the Company’s accounts receivables periodically and determines an appropriate allowance for uncollectible accounts receivable using an aging schedule. The aging schedule applies loss rates based on historical loss information and as deemed necessary, is adjusted for the difference in the nature of the receivables that exist at the reporting date from the historical period. In circumstances where a specific member firm’s inability to meet its financial obligations is probable, the Company records a provision for uncollectible accounts against the member firm’s receivable. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

Due from Miami International Holdings, Inc.

The Parent or the Parent’s other wholly owned subsidiaries may incur certain expenditures on behalf of the Company or receive cash from the Company generated from its operations. Expenses incurred and cash provided by the Company are settled on its behalf by the Parent or the Parent’s other wholly owned subsidiaries and allocated through intercompany charges and are net settled with the Parent resulting in either due to or due from Miami

International Holdings, Inc. on the statement of financial condition. See Note 5 - Related Party Transactions for more information on related party transactions.

Management has determined that substantially all costs, other than direct financing and other financing related costs, for the build out of a marketplace for the trading of options and cash equities, are primarily attributable to the Company and its affiliates including Miami International Securities Exchange, LLC ("MIAX Options"), MIAX Pearl, LLC ("MIAX Pearl") and MIAX Sapphire, LLC ("MIAX Sapphire"). The Company's allocated portion of cost are included in the accompanying statement of income and changes in member's equity. The Company considers changes in Due from Miami International Holdings, Inc. to be investing activity for purposes of the statement of cash flows.

Revenue Recognition

The Company generates revenues by assessing fees to its member firms for the services it renders, which include providing access to the exchange, enabling transaction-based trading on the exchange, and providing access to various market data. Revenue for the Company's services are recognized as control of the services are transferred to the customer. The amount recognized is the amount that reflects the consideration the Company expects to be entitled to in exchange for its services.

The Company determines the transaction price at the outset of the arrangement based on the contractual and payment terms associated with the transaction. The typical term for the Company's contracts with customers ranges from the time it takes to complete a single transaction to one month, depending on the service being provided. Customers are usually billed each month in arrears with standard payment terms, though the Company does occasionally bill customers in advance. Fees associated with each contract are fixed within the month in which the service is provided.

The Company assesses the services promised in the contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service that is distinct—i.e., if such service is separately identifiable and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

Transaction fees: Transaction fees represent fees the Company charges to its exchange member firms, as customers, for the performance obligation of executing a trade on the Company's exchange. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis in accordance with the Company's published fee schedules. Transaction fees are recorded as transactions occur on a trade-date basis.

Tiered discounts are offered to customers based on the amount of trades that are executed on the Company's exchange. As these are volume driven, they reduce the transaction price and are recorded net in transaction fees on the statement of income and changes in member's equity. Liquidity payments paid for certain customer transactions are accounted for as consideration payable to a customer and are recorded separately as liquidity payments, which are classified within cost of revenues in the statement of income and changes in member's equity.

Transaction fees also result in regulatory fees. Regulatory fees include the options regulatory fee ("ORF") and Section 31 fees. ORF is in place to fund the Company's regulatory oversight function of the exchange marketplace and is determined based on the number of customer contracts and cannot be used for non-regulatory purposes. Section 31 fees are transaction fees charged by the SEC to the exchanges. The Section 31 fees charged to customers are based on the fee set by the SEC per notional value of transactions executed on the Company's securities markets and are calculated and billed monthly. The Section 31 fee collected by the Company is ultimately payable to the SEC, and is therefore classified within cost of revenues in the accompanying statement of income and changes in member's equity.

Access fees: Access fees include allowing the customer to connect its network to the Company's exchange for a specified period of time. Fees for these services are assessed to exchange members for the opportunity to trade and use other related functions of the exchange. Access fees are billed monthly in accordance with the published fee schedule and recognized during the period the service is provided which is generally one month.

Market data fees: Market data fees include making market data available to customers either through direct subscriptions or through the Company's participation in the Options Price Reporting Authority's ("OPRA") tape plan. Market data revenue includes distributions from OPRA, which is distributed based upon each individual exchange's market share of U.S. volume, trades, and/or quotes. Market data revenue also includes market data revenue earned from the sale of proprietary market data directly to the customer on a subscription basis. Market data revenue is recognized in the period the data is provided.

Consideration payable to a customer: As discussed in the Transaction-based services section above, liquidity payments are accounted for as consideration payable to a customer and reduce revenue in the period in which the rebate is earned by the customer and the rebate is provided.

Concentration of revenue: For the year ended December 31, 2024, three customers generated 62% of the Company's total revenue. No customer is contractually or otherwise obligated to continue to use the Company's services. The loss of, or a significant reduction of, participation by these customers may have a material adverse effect on the Company's business, financial position, results of operations and cash flows.

Deferred transaction revenue: Deferred transaction revenue consists of prepaid transaction and non-transaction fees which are recognized as revenue when earned.

Income Taxes

The Company is a disregarded LLC for U.S. income tax. In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, which (a) clarified that an entity is not required to allocate consolidated income taxes to a legal entity that is not subject to tax for purposes of that legal entity's separate financial statements. Accordingly, no provision for income taxes is provided in the accompanying financial statements.

Segment Information

The Company is engaged in a single line of business operating an options exchange in the United States which is a national securities exchange regulated by the SEC. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"). The CODM primarily uses net revenues (revenues less cost of revenues) and operating income included in the statement of income and changes in member's equity to evaluate the results of the business and manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The significant expenses of the segment are reported on the statement of income and changes in member's equity. The accounting policies used to measure the financial results of the segment are the same as the significant accounting policies described herein.

Recent Accounting Pronouncements

Recent Accounting Pronouncements – Adopted

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which updates reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments are effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. The Company retrospectively adopted the ASU for the period ended December 31, 2024. The adoption of the standard did not have any material impact on the Company's financial statements.

Recent Accounting Pronouncements - Not yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures. ASU 2024-03 amends ASC 220, Comprehensive Income to expand income statement expense disclosures and require disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026 with early adoption permitted. The Company expects to adopt the update for the annual financial statements issued for the year ending December 31, 2027 and is currently evaluating the impact of adopting the standard on the financial statements.

3. NOTES RECEIVABLE, NET

The notes receivable relates to the consolidated audit trail ("CAT"), which involves the creation of an audit trail to enhance regulators' ability to monitor trading activities in the U.S. markets through a phased implementation. The funding for the development and operation of the CAT was provided by the Self-Regulatory Organizations ("SROs"), which include the Company's exchange and by broker-dealers in exchange for promissory notes, a portion of which were expected to be repaid by Consolidated Audit Trail, LLC ("CAT LLC").

On September 6, 2023, the SEC issued an order approving a revised CAT funding model calculated based on the share of transactions executed. The funding model consists of two categories: (i) CAT fees assessed to executing brokers to recover a portion of historical CAT costs previously paid by the SROs; and (ii) CAT fees assessed to executing brokers and SROs to fund prospective CAT costs (the "prospective fee"). During the first week of January 2024, the SROs submitted fee filings with the SEC to implement the applicable transaction-based fee rates that are to be assessed to executing brokers to recover a portion of historical CAT costs incurred prior to 2022 and use the collected funds to repay a portion of the promissory notes to the SROs. On January 17, 2024, the SEC issued orders suspending each SRO's fee filing and instituting proceedings to determine whether to approve or disapprove the fees, as published in the Federal Register on February 13, 2024.

In August 2024, the SROs submitted fee filings again with the SEC to implement fees to recover a portion of historical CAT costs incurred prior to 2022. Effective October 1, 2024, CAT LLC began collecting fees from executing brokers on behalf of the SROs and from December 2024, has started remitting funds collected from the industry members to the SROs to pay back the promissory notes issued prior to January 1, 2022. Additional historical fees to recover historical cost incurred between January 1, 2022 and July 15, 2024 are planned to be introduced at a later time through separate fee filings submitted by the SROs.

The SROs submitted another fee filing in August 2024 with the SEC to implement the applicable transaction-based fee rates which are predetermined by CAT LLC to cover a portion of prospective CAT costs, effective as of September 3, 2024. The prospective fee will continue to fund CAT LLC's operations. In November 2024, CAT LLC started invoicing the SROs and the executing brokers for their respective portion of the prospective fee. The Company does not expect to issue additional promissory notes to fund CAT as CAT LLC has begun collecting the prospective fees.

On October 17, 2023, certain parties filed a legal challenge in court against the SEC's order above. On April 16, 2024, a putative class action was filed alleging, that the SEC engaged in unlawful agency action and violated multiple provisions of the U.S. Constitution when mandating the creation and funding of the CAT. These challenges or any other litigation related to the CAT funding model may significantly delay its implementation. As a result, SROs may continue to incur additional CAT costs and/or it may result in SROs not being able to collect on the promissory notes related to the CAT funding.

The following table presents the change in the notes receivable, net of allowance for the notes receivable as of December 31, 2024 (in thousands):

Balance at January 1, 2024	$	9,950
Notes issued, net of allowance for credit losses		1,145
Repayments		(184)
Balance at December 31, 2024	$	10,911

The allowance for notes receivable associated with CAT is calculated primarily based on the structure of the notes and potential outcomes under the CAT funding model.

The following represents the change in allowance for notes receivable for the year ended December 31, 2024 (in thousands):

Balance at January 1, 2024	$	4,981
Provision for uncollectible amount		573
Write-offs charged against the allowance		-
Recoveries collected		-
Balance at December 31, 2024	$	5,554

4. ACCOUNTS PAYABLE AND OTHER LIABILITIES

The following table presents the components of accounts payable and other liabilities as at December 31, 2024 (in thousands):

Liquidity payments payable	$	9,160
Section 31 fees payable		5,036
Accounts payable and other		1,134
Accounts payable and other liabilities	$	15,330

5. RELATED PARTY TRANSACTIONS

The Company utilizes assets and incurs certain liabilities that are held at the Parent level. Substantially all expenses of the Company are settled by the Parent and are charged to the Company, at cost, through intercompany charges. Similar results may not be achievable on an arm's length basis. The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2024 (in thousands):

Compensation and benefits	$	13,755
Information technology and communication costs		5,553
Occupancy costs		508
Professional fees and outside services		3,839
Marketing and business development		14
General, administrative, and other		487
Total operating expenses	$	24,156

6. COMMITMENTS AND CONTINGENCIES

Claims and Litigation

Nasdaq

On September 1, 2017, Nasdaq, Inc., filed an action against Miami International Holdings, Inc., Miami International Securities Exchange, LLC, MIAX Pearl, LLC and Miami International Technologies, LLC in the U.S. District Court for the District of New Jersey alleging patent infringement and trade secret misappropriation relating to Nasdaq's electronic trading technology and platforms. MIH subsequently filed six petitions before the Patent Trial and Appeal Board ("PTAB") at the United States Patent and Trademark Office ("USPTO") seeking a determination that the subject patent was invalid under the current law. The District Court proceeding was stayed in December 2018, pending resolution of the PTAB proceedings. All claims asserted by Nasdaq against MIH under the six patents at issue were invalided by the PTAB in 2019 (the "PTAB Final Written Decisions"). On June 7, 2022, the USPTO Director denied Nasdaq's request for review of the PTAB Final Written Decisions.

On August 31, 2021, MIH filed an Answer and Counterclaims in the NJ District Court (the "MIH's Answer"). MIH's Answer included denials of the allegations made by Nasdaq in the Complaint and Counterclaims by MIH including monopolization antitrust claims, patent misuse, sham litigation, and fraud on the USPTO by Nasdaq. MIH is seeking attorneys' fees and costs and such other relief as the Court may find to be just and proper. On June 21, 2022, Nasdaq waived its right to appeal the PTAB's Final Written Decisions and the stay in the District Court matter was lifted as all of the PTAB proceedings were concluded with each of the Nasdaq patent claims at issue invalidated. MIH filed an Amended Answer and Counterclaims on August 5, 2022. The Amended Counterclaims added claims of fraud on the patent office and Lanham Act violations. On July 25, 2023, the Court denied a motion by MIH to dismiss Nasdaq's trade secret claims and also denied a motion by Nasdaq to dismiss MIH's counterclaims. The Court granted Nasdaq's motion to stay and bifurcate MIH's counterclaims. Accordingly, the trade secret case is currently proceeding and MIH's counterclaims are stayed until the conclusion of the trade secret case at which time the parties may proceed to litigate MIH's counterclaims against Nasdaq. The parties each filed a motion for summary judgment and motions to exclude certain experts. We anticipate the Court will decide the motions in the second half of 2025. MIH intends to continue defending its interest in this matter vigorously.

General

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC. Management does not believe that the outcome of any of these reviews or inspections will have a material impact on the statement of financial condition, the statement of income and changes in member's equity or cash flows of the Company.

In the normal course of its business, the Company is exposed to asserted and unasserted claims. In the opinion of management, these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

7. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through June 12, 2025, the date the financial statements were available to be issued. The Company has determined that there are no material events that would require disclosure in the Company's financial statements.

MIAX SAPPHIRE, LLC

Financial Statements

As of December 31, 2024 and for the period from April 6, 2023 (inception) to December 31, 2024

(with Independent Auditors' Report Thereon)

MIAX SAPPHIRE, LLC

TABLE OF CONTENTS



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Independent Auditors' Report

To the Member and Board of Directors of
MIAX Sapphire, LLC:

Opinion

We have audited the financial statements of MIAX Sapphire, LLC (the Company), which comprise the statement of financial condition as of December 31, 2024, and the related statements of operations and changes in member's deficit, and cash flows for the period from April 6, 2023 (inception) to December 31, 2024, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the period from April 6, 2023 (inception) to December 31, 2024 in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.



In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

New York, New York
June 12, 2025

MIAX SAPPHIRE, LLC
Statement of Financial Condition
December 31, 2024 (dollars in thousands)

Assets		
Current assets:		
Cash and cash equivalents	$	5,359
Accounts receivable		11,208
Other current assets		213
Total current assets		16,780
Other assets		1,743
Total assets	$	18,523
Liabilities and Member's Deficit		
Current liabilities:		
Accounts payable and other liabilities	$	7,132
Total current liabilities		7,132
Due to Miami International Holdings, Inc.		34,580
Total liabilities		41,712
Commitments and contingencies (Note 5)		
Member's deficit		(23,189)
Total liabilities and member's deficit	$	18,523

See accompanying notes to financial statements.

MIAX SAPPHIRE, LLC

Statement of Operations and Changes in Member's Deficit

For the period from April 6, 2023 (inception) to December 31, 2024 (dollars in thousands)

Revenues:		
Transaction fees	$	39,004
Access fees		710
Market data fees		468
Total revenues		40,182
Cost of revenues:		
Liquidity payments		24,018
Brokerage and exchange fees		371
Section 31 fees		1,397
Total cost of revenues		25,786
Revenues less cost of revenues		14,396
Operating expenses:		
Compensation and benefits		24,913
Information technology and communication costs		5,665
Occupancy costs		3,149
Professional fees and outside services		1,918
Marketing and business development		217
General, administrative, and other		1,794
Total operating expenses		37,656
Operating loss		(23,260)
Non-operating income:		
Interest income		71
Net loss	$	(23,189)
Member's equity as of April 6, 2023 (inception)	$	-
Net loss		(23,189)
Member's deficit as of December 31, 2024	$	(23,189)

See accompanying notes to financial statements.

MIAX SAPPHIRE, LLC
Statement of Cash Flows
For the period from April 6, 2023 (inception) to December 31, 2024 (dollars in thousands)

Cash flow from operating activities:		
Net loss	$	(23,189)
Changes in operating assets and liabilities:		
Accounts receivable		(11,208)
Other current assets		(213)
Other assets		(1,743)
Accounts payable and other liabilities		7,132
Net cash used in operating activities		(29,221)
Cash flow from financing activities:		
Due to Miami International Holdings, Inc.		34,580
Net cash provided by financing activities		34,580
Increase in cash and cash equivalents		5,359
Cash and cash equivalents at beginning of year		-
Cash and cash equivalents at end of year	$	5,359
Supplemental disclosure of cash flow information:		
Cash paid for taxes	$	-
Cash paid for interest	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

MIAX Sapphire, LLC ("MIAX Sapphire" or the "Company") is a wholly owned subsidiary of Miami International Holdings, Inc. (the "Parent" or "MIH"), and provides a marketplace for the trading of options products for its exchange members launched in August 2024.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 4 - Related Party Transactions for more information on related party transactions.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company's operations are funded by its Parent through a centralized treasury function. Cash and cash equivalents include cash and amounts due from banks and interest-bearing bank balances. The Company places its cash and cash equivalents with financial institutions and at times, cash held in bank accounts may exceed the Federal Deposit Insurance Corporation insurance limit. The Company monitors its risk of loss associated with such balances and deems the risk of loss to be remote. The carrying values of the Company's cash and cash equivalents approximates fair value. The Company did not have any restricted cash as of December 31, 2024.

Accounts Receivable

Accounts receivable are concentrated with the Company's member firms and market data distributors and are primarily collected through the Options Clearing Corporation ("OCC"). Transaction fees are netted against the liquidity payments for each member firm and the balance owed from a member firm is recognized as accounts receivable, net if the amount is to be received and as accounts payable and other liabilities if the amount is owed to the member firm. Management evaluates the Company's accounts receivables periodically and determines an appropriate allowance for uncollectible accounts receivable using an aging schedule. The aging schedule applies loss rates based on historical loss information and as deemed necessary, is adjusted for the difference in the nature of the receivables that exist at the reporting date from the historical period. In circumstances where a specific member firm's inability to meet its financial obligations is probable, the Company records a provision for uncollectible accounts against the member firm's receivable. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

Due to Miami International Holdings, Inc.

The majority of all of the Company's expenditures to date have been funded by the Parent. In certain instances the Parent's other wholly owned subsidiaries may incur certain expenditure on behalf of the Company. Expenses incurred by the Company are settled on its behalf by the Parent or the Parent's other wholly owned subsidiaries and allocated through intercompany charges and are net settled with the Parent resulting in payables due to Miami

International Holdings, Inc. See Note 4 - Related Party Transactions for more information on related party transactions.

Management has determined that substantially all costs, other than direct financing and other financing related costs, for the build out of a marketplace for the trading of options and cash equities, are primarily attributable to the Company and its affiliates including Miami International Securities Exchange, LLC ("MIAX Options"), MIAX Emerald, LLC ("MIAX Emerald") and MIAX Pearl, LLC ("MIAX Pearl"). The Company's allocated portion of costs are included in the accompanying statement of operations and changes in member's deficit. The Company considers changes in Due to Miami International Holdings Inc., to be financing activity for purposes of the statement of cash flows.

Revenue Recognition

The Company generates revenues by assessing fees to its member firms for the services it renders, which include providing access to the exchange, enabling transaction-based trading on the exchange, and providing access to various market data. Revenue for the Company's services are recognized as control of the services are transferred to the customer. The amount recognized is the amount that reflects the consideration the Company expects to be entitled to in exchange for its services.

The Company determines the transaction price at the outset of the arrangement based on the contractual and payment terms associated with the transaction. The typical term for the Company's contracts with customers ranges from the time it takes to complete a single transaction to one month, depending on the service being provided. Customers are usually billed each month in arrears with standard payment terms, though the Company does occasionally bill customers in advance. Fees associated with each contract are fixed within the month in which the service is provided.

The Company assesses the services promised in the contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service that is distinct—i.e., if such service is separately identifiable and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

Transaction fees: Transaction fees represent fees the Company charges to its exchange member firms, as customers, for the performance obligation of executing a trade on the Company's exchange. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis in accordance with the Company's published fee schedules. Transaction fees are recorded as transactions occur on a trade-date basis.

Tiered discounts are offered to customers based on the amount of trades that are executed on the Company's exchange. As these are volume driven, they reduce the transaction price and are recorded net in transaction fees on the statement of operations and changes in member's deficit. Liquidity payments paid for certain customer transactions are accounted for as consideration payable to a customer and are recorded separately as liquidity payments, which are classified within cost of revenues in the statement of operations and changes in member's deficit.

Transaction fees also result in regulatory fees. Regulatory fees include the options regulatory fee ("ORF") and Section 31 fees. ORF is in place to fund the Company's regulatory oversight function of the exchange marketplace and is determined based on the number of customer contracts and cannot be used for non-regulatory purposes. Section 31 fees are transaction fees charged by the SEC to the exchanges. The Section 31 fees charged to customers are based on the fee set by the SEC per notional value of transactions executed on the Company's securities markets and are calculated and billed monthly. The Section 31 fee collected by the Company is ultimately payable to the SEC, and is therefore classified within cost of revenues in the accompanying statement of operations and changes in member's deficit.

Access fees: Access fees include allowing the customer to connect its network to the Company's exchange for a specified period of time. Fees for these services are assessed to exchange members for the opportunity to trade and use other related functions of the exchange. Access fees are billed monthly in accordance with the published fee schedule and recognized during the period the service is provided which is generally one month.

Market data fees: Market data fees include making market data available to customers either through direct subscriptions or through the Company's participation in the Options Price Reporting Authority's ("OPRA") tape plan. Market data revenue includes distributions from OPRA, which is distributed based upon each individual exchange's market share of U.S. volume, trades, and/or quotes. Market data revenue also includes market data revenue earned from the sale of proprietary market data directly to the customer on a subscription basis. Market data revenue is recognized in the period the data is provided.

Consideration payable to a customer: As discussed in the Transaction-based services section above, liquidity payments are accounted for as consideration payable to a customer and reduce revenue in the period in which the rebate is earned by the customer and the rebate is provided.

Concentration of revenue: For the year ended December 31, 2024, three customers generated 61% of the Company's total revenue. No customer is contractually or otherwise obligated to continue to use the Company's services. The loss of, or a significant reduction of, participation by these customers may have a material adverse effect on the Company's business, financial position, results of operations and cash flows.

Income Taxes

The Company is a disregarded LLC for U.S. income tax. In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, which (a) clarified that an entity is not required to allocate consolidated income taxes to a legal entity that is not subject to tax for purposes of that legal entity's separate financial statements. Accordingly, no provision for income taxes is provided in the accompanying financial statements.

Segment Information

The Company is engaged in a single line of business operating an options exchange in the United States which is a national securities exchange regulated by the SEC. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"). The CODM primarily uses net revenues (revenues less cost of revenues) and operating income included in the statement of operations and changes in member's deficit to evaluate the results of the business and manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The significant expenses of the segment are reported on the statement of operations and changes in member's deficit. The accounting policies used to measure the financial results of the segment are the same as the significant accounting policies described herein.

Recent Accounting Pronouncements

Recent Accounting Pronouncements – Adopted

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which updates reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments are effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. The Company retrospectively adopted the ASU for the period ended December 31, 2024. The adoption of the standard did not have any material impact on the Company's financial statements.

Recent Accounting Pronouncements - Not yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—

Expense Disaggregation Disclosures. ASU 2024-03 amends ASC 220, Comprehensive Income to expand income statement expense disclosures and require disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026 with early adoption permitted. The Company expects to adopt the update for the annual financial statements issued for the year ending December 31, 2027 and is currently evaluating the impact of adopting the standard on the financial statements.

3. ACCOUNTS PAYABLE AND OTHER LIABILITIES

The following table presents the components of accounts payable and other liabilities as at December 31, 2024 (in thousands):

Liquidity payments payable	$	5,184
Section 31 fees payable		1,395
Accounts payable and other		553
Accounts payable and other liabilities	$	7,132

4. RELATED PARTY TRANSACTIONS

The Company utilizes assets and incurs certain liabilities that are held at the Parent level. Substantially all expenses of the Company are settled by the Parent and are charged to the Company, at cost, through intercompany charges. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the period from inception to December 31, 2024 (in thousands):

Compensation and benefits	$	24,913
Information technology and communication costs		5,665
Occupancy costs		3,149
Professional fees and outside services		840
Marketing and business development		217
General, administrative, and other		1,244
Total operating expenses	$	36,028

5. COMMITMENTS AND CONTINGENCIES

Claims and Litigation

Nasdaq

On September 1, 2017, Nasdaq, Inc., filed an action against Miami International Holdings, Inc., Miami International Securities Exchange, LLC, MIAX Pearl, LLC and Miami International Technologies, LLC in the U.S. District Court for the District of New Jersey alleging patent infringement and trade secret misappropriation relating to Nasdaq's electronic trading technology and platforms. MIH subsequently filed six petitions before the Patent Trial and Appeal Board ("PTAB") at the United States Patent and Trademark Office ("USPTO") seeking a determination that the subject patent was invalid under the current law. The District Court proceeding was stayed in December 2018, pending resolution of the PTAB proceedings. All claims asserted by Nasdaq against MIH under the six patents at issue were invalided by the PTAB in 2019 (the "PTAB Final Written Decisions"). On June 7, 2022, the USPTO Director denied Nasdaq's request for review of the PTAB Final Written Decisions.

On August 31, 2021, MIH filed an Answer and Counterclaims in the NJ District Court (the "MIH's Answer"). MIH's Answer included denials of the allegations made by Nasdaq in the Complaint and Counterclaims by MIH including monopolization antitrust claims, patent misuse, sham litigation, and fraud on the USPTO by Nasdaq. MIH is seeking attorneys' fees and costs and such other relief as the Court may find to be just and proper. On June 21, 2022, Nasdaq waived its right to appeal the PTAB's Final Written Decisions and the stay in the District Court matter was lifted as all of the PTAB proceedings were concluded with each of the Nasdaq patent claims at issue invalidated. MIH filed an Amended Answer and Counterclaims on August 5, 2022. The Amended Counterclaims added claims of fraud on the patent office and Lanham Act violations. On July 25, 2023, the Court denied a motion by MIH to dismiss Nasdaq's trade secret claims and also denied a motion by Nasdaq to dismiss MIH's counterclaims. The Court granted Nasdaq's motion to stay and bifurcate MIH's counterclaims. Accordingly, the trade secret case is currently proceeding and MIH's counterclaims are stayed until the conclusion of the trade secret case at which time the parties may proceed to litigate MIH's counterclaims against Nasdaq. The parties each filed a motion for summary judgment and motions to exclude certain experts. We anticipate the Court will decide the motions in the second half of 2025. MIH intends to continue defending its interest in this matter vigorously.

General

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC. Management does not believe that the outcome of any of these reviews or inspections will have a material impact on the statement of financial condition, the statement of operations and changes in member's deficit or cash flows of the Company.

In the normal course of its business, the Company is exposed to asserted and unasserted claims. In the opinion of management, these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

6. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through June 12, 2025, the date the financial statements were available to be issued. The Company has determined that there are no material events that would require disclosure in the Company's financial statements.

Miami International Technologies, LLC

Financial Statements (Unaudited)

As of and for the year ended December 31, 2024

Miami International Technologies, LLC
Statement of Income (Unaudited)
For the year ended December 31, 2024 (dollars in thousands)

Assets

Current assets:		
Cash and cash equivalents	$	35
Accounts receivable, net		64
Total current assets		99
Total assets	$	99

Liabilities and member's deficit

Due to Miami International Holdings, Inc.	$	23,000
Total liabilities		23,000
Member’s deficit:		
Total member’s deficit		(22,901)
Total liabilities and member’s deficit	$	99

Miami International Technologies, LLC
Statement of Income (Unaudited)
For the year ended December 31, 2024 (dollars in thousands)

Revenues:	
Other revenue	$ 906
Total revenues	906
Operating expense:	
Compensation and benefits	3,107
Information technology and communication costs	259
Occupancy costs	49
Professional fees and outside services	549
General, administrative, and other	49
Total operating expenses	4,013
Operating loss	(3,107)
Non-operating income:	
Interest income	2
Net loss	$ (3,105)

MIAX Global Derivatives, LLC

(Formerly known as Futures Holdco, LLC)

Financial Statements (Unaudited)

As of and for the year ended December 31, 2024

Assets

Investment in subsidiaries	$	156,133
Total assets	$	156,133

Liabilities and member's deficit

Member's deficit:		
Total member's deficit	$	156,133
Total liabilities and member's deficit	$	156,133

M 9 Holdings, LLC

Financial Statements (Unaudited)

As of and for the year ended December 31, 2024

M 9 Holdings, LLC
Statement of Income (Unaudited)
For the year ended December 31, 2024 (dollars in thousands)

Assets	
Current assets:	
Total current assets	$ -
Total assets	$ -
Liabilities and member's deficit	
Current liabilities:	
Total current liabilities	$ -
Due to Miami International Holdings, Inc.	70,455
Total liabilities	70,455
Member's deficit:	
Total member's deficit	(70,455)
Total liabilities and member's deficit	$ -

M 9 Holdings, LLC
Statement of Income (Unaudited)
For the year ended December 31, 2024 (dollars in thousands)

Revenues:	
Other revenue	$ 625
Total revenues	625
Operating expenses:	
Compensation and benefits	19,801
Information technology and communication costs	1,620
Occupancy costs	687
Professional fees and outside services	259
General, administrative, and other	1,386
Total operating expenses	23,753
Operating loss	(23,128)
Net loss	$ (23,128)

The Bermuda Stock Exchange

Financial Statements (Unaudited)

As of and for the year ended December 31, 2024

The Bermuda Stock Exchange
Statement of Income (Unaudited) and Surplus / (Deficit)
For the year ended December 31, 2024 (dollars in thousands)

Assets

Current assets:		
Cash and cash equivalents	$	603
Accounts receivable, net		795
Current portion of derivative assets		33,536
Other current assets		134
Total current assets		35,068
Due from Miami International Holdings, Inc.		497
Fixed assets, net of depreciation and amortization		2,790
Derivative assets, net of current portion		50,304
Other assets		177
Total assets	$	88,836

Liabilities and member's equity

Current Liabilities:		
Accounts payable and other liabilities	$	129
Accrued compensation payable		266
Deferred transaction revenues		843
Total current liabilities		1,238
Total liabilities		1,238
Member’s equity:		
Share capital and contributed surplus		6,481
Accumulated surplus		81,117
Total equity		87,598
Total liabilities and member’s equity	$	88,836

The Bermuda Stock Exchange
Statement of Income (Unaudited) and Surplus / (Deficit)
For the year ended December 31, 2024 (dollars in thousands)

Revenues:		
Transaction and clearing fees	$	219
Access fees		144
Market data fees		319
Other revenue		2,629
Total revenues		3,311
Operating expenses:		
Compensation and benefits		2,006
Information technology and communication costs		333
Depreciation and amortization		493
Occupancy costs		527
Professional fees and outside services		681
Marketing and business development		94
General, administrative, and other		493
Total operating expenses		4,627
Operating loss		(1,316)
Non-operating income:		
Gain on sale of intangible asset		52,604
Unrealized gain on derivative assets		83,840
Net income	$	135,128

M 402 Holdings, LLC

Financial Statements (Unaudited)

As of and for the year ended December 31, 2024

M 402 Holdings, LLC
Statement of Income (Unaudited)
For the year ended December 31, 2024 (dollars in thousands)

Assets

Investment in subsidiaries	$	111,031
Total assets	$	111,031

Liabilities and member's equity

Member’s equity:		
Total member’s equity		111,031
Total liabilities and member’s equity	$	111,031

M 402 Holdings, LLC
Statement of Income (Unaudited)
For the year ended December 31, 2024 (dollars in thousands)

Revenues:	$ -
Total revenues	-
Non-operating income:	
Intercompany dividend income	$ 1,895
Net income	$ 1,895

MIAX Futures Exchange, LLC

(Formerly known as Minneapolis Grain Exchange, LLC)

Financial Statements (Unaudited)

As of and for the year ended December 31, 2024

MIAX Futures Exchange, LLC
Statement of Income (Unaudited) and Member's Equity
For the year ended December 31, 2024 (dollars in thousands)

Assets

Current assets:		
Cash and cash equivalents	$	19,934
Accounts receivable, net		598
Restricted cash		6,000
Clearing house performance bonds and guarantee funds		87,744
Other current assets		130
Total current assets		114,406
Investment in third parties		1,580
Fixed assets, net of depreciation and amortization		32
Total assets	$	116,018

Liabilities and member's equity

Current liabilities:		
Accounts payable and other liabilities	$	1,581
Accrued compensation payable		952
Deferred transaction revenues		1,374
Clearing house performance bonds and guarantee funds		87,744
Total current liabilities		91,651
Due to Miami International Holdings, Inc.		413
Total liabilities		92,064
Member’s equity:		
Total member’s equity		23,954
Total liabilities and member’s equity	$	116,018

MIAX Futures Exchange, LLC
Statement of Income (Unaudited) and Member's Equity
For the year ended December 31, 2024 (dollars in thousands)

Revenues:	
Transaction and clearing fees	$ 8,847
Market data fees	2,961
Other revenue	5,267
Total revenues	17,075
Cost of Revenues:	
Liquidity payments	773
Brokerage, clearing, and exchange fees	3,387
Other cost of revenues	2,301
Total cost of revenues	6,461
Revenues less cost of revenues	10,614
Operating expenses:	
Compensation and benefits	6,484
Information technology and communication costs	491
Depreciation and amortization	493
Occupancy costs	853
Professional fees and outside services	724
Marketing and business development	29
General, administrative, and other	1,121
Total operating expenses	10,195
Operating income	419
Non-operating income (expense):	
Interest income	477
Interest expense	(173)
Other, net	(1)
Net income	$ 722

MGEX Real Estate Holdings, LLC

Financial Statements (Unaudited)

As of and for the year ended December 31, 2024

MGEX Real Estate Holdings, LLC
Statement of Income (Unaudited)
For the year ended December 31, 2024 (dollars in thousands)

Assets

Current assets:		
Cash and cash equivalents	$	266
Accounts receivable, net		369
Total current assets		635
Fixed assets, net of depreciation and amortization		9,449
Other assets		112
Total assets	$	10,196

Liabilities and member's equity

Current liabilities:		
Accounts payable and other liabilities	$	415
Accrued compensation payable		69
Deferred transaction revenues		2
Total current liabilities		486
Due to Miami International Holdings, Inc.		54
Total liabilities		540
Member's equity:		
Total member's equity		9,656
Total liabilities and member's equity	$	10,196

MGEX Real Estate Holdings, LLC
Statement of Income (Unaudited)
For the year ended December 31, 2024 (dollars in thousands)

Revenues:	
Other revenue	$ 926
Total revenues	926
Operating expenses:	
Compensation and benefits	331
Information technology and communication costs	18
Depreciation and amortization	590
Occupancy costs	1,158
Professional fees and outside services	54
Marketing and business development	11
General, administrative, and other	2,042
Total operating expenses	4,204
Operating loss	(3,278)
Net loss	$ (3,278)

Dorman Trading, LLC

Financial Statements (Unaudited)

As of and for the year ended December 31, 2024

Dorman Trading, LLC
Statement of Income (Unaudited)
For the year ended December 31, 2024 (dollars in thousands)

Assets

Current assets:		
Cash and cash equivalents	$	9,226
Cash and securities segregated under federal and other regulations		30,809
Accounts receivable, net		102
Receivables from broker-dealers, futures commission merchants, and clearing organizations		147,664
Other current assets		10,947
Total current assets		198,748
Other assets		3,826
Total assets	$	202,574

Liabilities and member's equity

Current liabilities:		
Accounts payable and other liabilities	$	6,038
Accrued compensation payable		1,243
Payables to customers		152,637
Payables to clearing organizations		2,746
Total current liabilities		162,664
Due to Miami International Holdings, Inc.		5,133
Other non-current liabilities		639
Total liabilities		168,436
Member's equity:		
Total member's equity		34,138
Total liabilities and member's equity	$	202,574

Dorman Trading, LLC
Statement of Income (Unaudited)
For the year ended December 31, 2024 (dollars in thousands)

Revenues:		
Transaction and clearing fees	$	69,612
Access fees		694
Market data fees		783
Other revenue		6,751
Total revenues		77,840
Cost of Revenues:		
Liquidity payments		6,712
Brokerage, clearing, and exchange fees		59,290
Other		2,998
Total cost of revenues		69,000
Revenues less cost of revenues		8,840
Operating expenses:		
Compensation and benefits		7,063
Information technology and communication costs		1,026
Occupancy costs		448
Professional fees and outside services		702
General, administrative, and other		396
Total operating expenses		9,635
Operating loss		(795)
Non-operating income:		
Other income		1,485
Income before income tax provision		690
Income tax benefit		2,188
Net income	$	2,878

M 7 Holdings, LLC

Financial Statements (Unaudited)

As of and for the year ended December 31, 2024

M 7 Holdings, LLC
Statement of Financial Condition (Unaudited)
December 31, 2024 (dollars in thousands)

Assets

Investment in subsidiaries	$ 45,101
Total assets	$ 45,101

Liabilities and member's equity

Member’s equity:	
Total member’s equity	$ 45,101
Total liabilities and member’s equity	$ 45,101

LedgerX LLC d/b/a MIAX Derivatives Exchange

Financial Statements (Unaudited)

As of and for the year ended December 31, 2024

LedgerX LLC d/b/a MIAX Derivatives Exchange
Statement of Income (Unaudited)
For the year ended December 31, 2024 (dollars in thousands)

Assets

Current assets:		
Cash and cash equivalents	$	18,038
Accounts receivable, net		475
Restricted cash		270
Participant margin deposits		1,234
Other current assets		327
Total current assets		20,344
Other assets		71
Total assets	$	20,415

Liabilities and member's equity

Current liabilities:		
Accounts payable and other liabilities	$	1,083
Accrued compensation payable		1,091
Deferred transaction revenues		250
Participant margin deposits		1,234
Total current liabilities		3,658
Due to Miami International Holdings, Inc.		12,704
Total liabilities		16,362
Member’s equity:		
Total member’s equity		4,053
Total liabilities and member’s equity	$	20,415

LedgerX LLC d/b/a MIAX Derivatives Exchange
Statement of Income (Unaudited)
For the year ended December 31, 2024 (dollars in thousands)

Revenues:	
Transaction and clearing fees	$ 643
Other revenue	1,088
Total revenues	1,731
Operating expenses:	
Compensation and benefits	6,753
Information technology and communication costs	1,529
Occupancy costs	82
Professional fees and outside services	3,215
General, administrative, and other	1,226
Total operating expenses	12,805
Operating loss	(11,074)
Non-operating income:	
Interest income	422
Other, net	393
Net loss	$ (10,259)

MIH East Holdings, Limited

Financial Statements (Unaudited)

As of and for the year ended December 31, 2024

MIH East Holdings, Limited
Statement of Income (Unaudited)
For the year ended December 31, 2024 (dollars in thousands)

Assets

Current assets:	
Cash and cash equivalents	$ 2,102
Total current assets	2,102
Investment in third parties	16,842
Total assets	$ 18,944

Liabilities and member's equity

Due to Miami International Holdings, Inc.	$ 15,867
Total liabilities	15,867
Member’s equity:	
Total member’s equity	3,077
Total liabilities and member’s equity	$ 18,944

MIH East Holdings, Limited
Statement of Income (Unaudited)
For the year ended December 31, 2024 (dollars in thousands)

Revenues:	$ -
Total revenues	-
Operating expenses:	-
Total operating expenses	-
Non-operating income:	
Interest income	43
Dividend income	1,114
Net income	$ 1,157

ConvexityShares, LLC

Financial Statements (Unaudited)

As of and for the year ended December 31, 2024

ConvexityShares, LLC
Statement of Income (Unaudited)
For the year ended December 31, 2024 (dollars in thousands)

Assets		
Current assets:		
Cash and cash equivalents	$	13
Total current assets		13
Total assets	$	13
Liabilities and member's deficit		
Due to Miami International Holdings, Inc.	$	1,932
Total liabilities		1,932
Member's deficit:		
Total member's deficit		(1,919)
Total liabilities and member's deficit	$	13

ConvexityShares, LLC
Statement of Income (Unaudited)
For the year ended December 31, 2024 (dollars in thousands)

Revenues:	$	-
Total revenues		-
Operating expenses:		
Compensation and benefits		30
Professional fees and outside services		246
Total operating expenses		276
Operating loss		(276)
Net loss	$	(276)

MIAX PEARL, LLC

Financial Statements

As of and for the year ended December 31, 2024

(with Independent Auditors' Report Thereon)

MIAX PEARL, LLC

TABLE OF CONTENTS



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Independent Auditors' Report

To the Member and Board of Directors of
MIAX Pearl, LLC:

Opinion

We have audited the financial statements of MIAX Pearl, LLC (the Company), which comprise the statement of financial condition as of December 31, 2024, and the related statements of operations and changes in member's deficit, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.



- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

New York, New York
June 12, 2025

MIAX PEARL, LLC
Statement of Financial Condition
December 31, 2024 (dollars in thousands)

Assets		
Current assets:		
Cash and cash equivalents	$	17,660
Accounts receivable		25,865
Other current assets		258
Total current assets		43,783
Notes receivable, net		24,047
Other assets		1,000
Total assets	$	68,830
Liabilities and Member's Deficit		
Current liabilities:		
Accounts payable and other liabilities	$	29,132
Deferred transaction revenue		86
Total current liabilities		29,218
Due to Miami International Holdings, Inc.		118,314
Total liabilities		147,532
Commitments and contingencies (Note 6)		
Member's deficit		(78,702)
Total liabilities and member's deficit	$	68,830

See accompanying notes to financial statements.

MIAX PEARL, LLC
Statement of Operations and Changes in Member's Deficit
Year Ended December 31, 2024 (dollars in thousands)

Revenues:		
Transaction fees	$	435,431
Access fees		33,282
Market data fees		14,682
Other revenue		56
Total revenues		483,451
Cost of revenues:		
Liquidity payments		377,604
Brokerage and exchange fees		1,786
Section 31 fees		35,833
Equity rights programs		1,975
Total cost of revenues		417,198
Revenues less cost of revenues		66,253
Operating expenses:		
Compensation and benefits		29,344
Information technology and communication costs		17,869
Occupancy costs		1,269
Professional fees and outside services		8,976
Marketing and business development		51
General, administrative, and other		2,573
Total operating expenses		60,082
Operating income		6,171
Non-operating income:		
Interest income		565
Net income	$	6,736
Member's deficit at beginning of year	$	(85,438)
Net income		6,736
Member's deficit at end of year	$	(78,702)

See accompanying notes to financial statements.

MIAX PEARL, LLC
Statement of Cash Flows
Year Ended December 31, 2024 (dollars in thousands)

Cash flow from operating activities:		
Net income	$	6,736
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for notes receivable credit losses		1,377
Changes in operating assets and liabilities:		
Accounts receivable		(40)
Notes receivable		(3,781)
Other assets		(38)
Accounts payable and other liabilities		6,238
Deferred transaction revenue		3
Net cash provided by operating activities		10,495
Cash flow from financing activities:		
Due to Miami International Holdings, Inc.		(2,606)
Net cash used in financing activities		(2,606)
Increase in cash and cash equivalents		7,889
Cash and cash equivalents at beginning of year		9,771
Cash and cash equivalents at end of year	$	17,660
Supplemental disclosure of cash flow information:		
Cash paid for taxes	$	-
Cash paid for interest	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

MIAX Pearl, LLC ("MIAX Pearl" or the "Company") is a wholly owned subsidiary of Miami International Holdings, Inc. (the "Parent" or "MIH"), and provides a marketplace for the trading of options and cash equities products for its exchange members.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 5 - Related Party Transactions for more information on related party transactions.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company's operations are funded by its Parent through a centralized treasury function. Cash and cash equivalents include cash and amounts due from banks and interest-bearing bank balances. The Company places its cash and cash equivalents with financial institutions and at times, cash held in bank accounts may exceed the Federal Deposit Insurance Corporation insurance limit. The Company monitors its risk of loss associated with such balances and deems the risk of loss to be remote. The carrying values of the Company's cash and cash equivalents approximates fair value. The Company did not have any restricted cash as of December 31, 2024.

Accounts Receivable

Accounts receivable are concentrated with the Company's member firms and market data distributors and are primarily collected through the Options Clearing Corporation ("OCC") and the National Securities Clearing Corporation ("NSCC"). Transaction fees are netted against the liquidity payments for each member firm and the balance owed from a member firm is recognized as accounts receivable, net if the amount is to be received and as accounts payable and other liabilities if the amount is owed to the member firm. Management evaluates the Company's accounts receivables periodically and determines an appropriate allowance for uncollectible accounts receivable using an aging schedule. The aging schedule applies loss rates based on historical loss information and as deemed necessary, is adjusted for the difference in the nature of the receivables that exist at the reporting date from the historical period. In circumstances where a specific member firm's inability to meet its financial obligations is probable, the Company records a provision for uncollectible accounts against the member firm's receivable. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

Due to Miami International Holdings, Inc.

The majority of all of the Company's expenditures to date have been funded by the Parent. In certain instances the Parent's other wholly owned subsidiaries may incur certain expenditure on behalf of the Company. Expenses incurred by the Company are settled on its behalf by the Parent or the Parent's other wholly owned subsidiaries and allocated through intercompany charges and are net settled with the Parent resulting in payables due to Miami International Holdings, Inc. See Note 5 - Related Party Transactions for more information on related party transactions.

Management has determined that substantially all costs, other than direct financing and other financing related costs, for the build out of a marketplace for the trading of options and cash equities, are primarily attributable to the Company and its affiliates including Miami International Securities Exchange, LLC ("MIAX Options"), MIAX Emerald, LLC ("MIAX Emerald") and MIAX Sapphire, LLC ("MIAX Sapphire"). The Company's allocated portion of costs are included in the accompanying statement of operations and changes in member's deficit. The Company considers changes in Due to Miami International Holdings Inc., to be financing activity for purposes of the statement of cash flows.

Revenue Recognition

The Company generates revenues by assessing fees to its member firms for the services it renders, which include providing access to its exchanges, enabling transaction-based trading on its exchanges, and providing access to various market data. Revenue for the Company's services is recognized as control of the services are transferred to the customer. The amount recognized is the amount that reflects the consideration the Company expects to be entitled to in exchange for its services.

The Company determines the transaction price at the outset of the arrangement based on the contractual and payment terms associated with the transaction. The typical term for the Company's contracts with customers ranges from the time it takes to complete a single transaction to one month, depending on the service being provided. Customers are usually billed each month in arrears with standard payment terms, though the Company does occasionally bill customers in advance. Fees associated with each contract are fixed within the month in which the service is provided.

The Company assesses the services promised in the contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service that is distinct—i.e., if such service is separately identifiable and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

Transaction fees: Transaction fees represent fees the Company charges to its exchange member firms, as customers, for the performance obligation of executing a trade on the Company's exchange. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis in accordance with the Company's published fee schedules. Transaction fees are recorded as transactions occur on a trade-date basis.

In the event that a customer prepays for transaction fees, revenue is recognized as transactions occur. Tiered discounts are offered to customers based on the amount of trades that are executed on the Company's exchange. As these are volume driven, they reduce the transaction price and are recorded net in transaction fees on the statement of operations and changes in member's deficit. Liquidity payments paid for certain customer transactions are accounted for as consideration payable to a customer and are recorded separately as liquidity payments, which are classified within cost of revenue in the statement of operations and changes in member's deficit.

Transaction fees also result in regulatory fees. Regulatory fees include the options regulatory fee ("ORF") and Section 31 fees. ORF is in place to fund the Company's regulatory oversight function of the exchange marketplace and is determined based on the number of customer contracts and cannot be used for non-regulatory purposes. Section 31 fees are transaction fees charged by the SEC to the exchanges. The Section 31 fees charged to customers are based on the fee set by the SEC per notional value of transactions executed on the Company's securities markets and are calculated and billed monthly. The Section 31 fee collected by the Company is ultimately payable to the SEC, and is therefore classified within cost of revenues in the accompanying statement of operations and changes in member's deficit.

Access fees: Access fees include allowing the customer to connect its network to one of the Company's exchanges for a specified period of time. Fees for these services are assessed to exchange members for the opportunity to trade and use other related functions of the exchanges. Access fees are billed monthly in accordance with the published fee schedule and recognized during the period the service is provided which is generally one month.

Market data fees: Market data fees include making market data available to customers either through direct subscriptions or through the Company's participation in the U.S. Tape Plans, including the Options Price Reporting Authority ("OPRA"), the Unlisted Trading Privileges Plan ("UTP") and the Consolidated Tape Association Plan ("CTA"). Market data revenue includes distributions from the U.S. Tape Plans, which is distributed based upon each individual exchange's market share of U.S. volume, trades, and/or quotes. Market data revenue also includes market data revenue earned from the sale of proprietary market data directly to the customer on a subscription basis. Market data revenue is recognized in the period the data is provided.

Consideration payable to a customer: As discussed in the Transaction-based services section above, liquidity payments are accounted for as consideration payable to a customer and reduce revenue in the period in which the rebate is earned by the customer and the rebate is provided. Additionally, the Parent has issued warrants to certain customers as part of its Equity Rights Programs detailed in Note 7. Under these programs, the Company records the fair value of the number of warrants that vest in a period as a cost of revenues. Customers vest in the warrants as and when they transact certain volumes of trades on the Company's equity exchange which is considered a sales incentive offering that rewards customers solely in return for executing increased trading volumes with the Company.

Concentration of revenue: For the year ended December 31, 2024, three customers generated 39% of the Company's total revenue. No customer is contractually or otherwise obligated to continue to use the Company's services. The loss of, or a significant reduction of, participation by these customers may have a material adverse effect on the Company's business, financial position, results of operations and cash flows.

Deferred transaction revenue: Deferred transaction revenue consists of prepaid transaction and non-transaction fees which are recognized as revenue when earned.

Income Taxes

The Company is a disregarded LLC for U.S. income tax. In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, which (a) clarified that an entity is not required to allocate consolidated income taxes to a legal entity that is not subject to tax for purposes of that legal entity's separate financial statements. Accordingly, no provision for income taxes is provided in the accompanying financial statements.

Segment Reporting

The Company reports its results of operations through the following two business segments – Options and Equities. The following is a brief description of the primary business activities of the Company's two reportable operating segments:

Options – The Options segment includes listed options on the stocks of individual corporations ("equity options") and options on exchange-traded products ("ETPs"), such as exchange-traded funds ("ETFs"), which are "multi-listed" options and listed on a non-exclusive basis. These options trade on the Company's exchange, a U.S. national security exchange. The Options segment also includes applicable market data revenue generated from the consolidated tape plans, the licensing of proprietary options market data, and access services.

Equities – The Equities segment includes listed US equities and ETP transaction services that occur on the Company's exchange. The Equities segment also includes applicable market data revenue generated from the consolidated tape plans, the licensing of proprietary equities market data and access services.

The Company's chief operating decision maker is its Chief Executive Officer who manages business operations, evaluates performance and allocates resources based on the segments net revenues (revenues less cost of revenues) and operating income. Revenues, cost of revenues and operating expenses are recorded specifically in the segment in which they are earned or to which they relate. The accounting policies used to measure the financial results of the segments are the same as the significant accounting policies described herein.

Recent Accounting Pronouncements

Recent Accounting Pronouncements – Adopted

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which updates reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments are effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. The Company retrospectively adopted the ASU for the period ended December 31, 2024. The adoption of the standard did not have any material impact on the Company's financial statements.

Recent Accounting Pronouncements - Not yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures. ASU 2024-03 amends ASC 220, Comprehensive Income to expand income statement expense disclosures and require disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026 with early adoption permitted. The Company expects to adopt the update for the annual financial statements issued for the year ending December 31, 2027 and is currently evaluating the impact of adopting the standard on the financial statements.

3. NOTES RECEIVABLE, NET

The notes receivable relates to the consolidated audit trail ("CAT"), which involves the creation of an audit trail to enhance regulators' ability to monitor trading activities in the U.S. markets through a phased implementation. The funding for the development and operation of the CAT was provided by the Self-Regulatory Organizations ("SROs"), which include the Company's exchanges and by broker-dealers in exchange for promissory notes, a portion of which were expected to be repaid by Consolidated Audit Trail, LLC ("CAT LLC").

On September 6, 2023, the SEC issued an order approving a revised CAT funding model calculated based on the share of transactions executed. The funding model consists of two categories: (i) CAT fees assessed to executing brokers to recover a portion of historical CAT costs previously paid by the SROs; and (ii) CAT fees assessed to executing brokers and SROs to fund prospective CAT costs (the "prospective fee"). During the first week of January 2024, the SROs submitted fee filings with the SEC to implement the applicable transaction-based fee rates that are to be assessed to executing brokers to recover a portion of historical CAT costs incurred prior to 2022 and use the collected funds to repay a portion of the promissory notes to the SROs. On January 17, 2024, the SEC issued orders suspending each SRO's fee filing and instituting proceedings to determine whether to approve or disapprove the fees, as published in the Federal Register on February 13, 2024.

In August 2024, the SROs submitted fee filings again with the SEC to implement fees to recover a portion of historical CAT costs incurred prior to 2022. Effective October 1, 2024, CAT LLC began collecting fees from executing brokers on behalf of the SROs and from December 2024, has started remitting funds collected from the industry members to the SROs to pay back the promissory notes issued prior to January 1, 2022. Additional

historical fees to recover historical cost incurred between January 1, 2022 and July 15, 2024 are planned to be introduced at a later time through separate fee filings submitted by the SROs.
The SROs submitted another fee filing in August 2024 with the SEC to implement the applicable transaction based fee rates which are predetermined by CAT LLC to cover a portion of prospective CAT costs, effective as of September 3, 2024. The prospective fee will continue to fund CAT LLC's operations. In November 2024, CAT LLC started invoicing the SROs and the executing brokers for their respective portion of the prospective fee. The Company does not expect to issue additional promissory notes to fund CAT as CAT LLC has begun collecting the prospective fees.

On October 17, 2023, certain parties filed a legal challenge in court against the SEC's order above. On April 16, 2024, a putative class action was filed alleging, that the SEC engaged in unlawful agency action and violated multiple provisions of the U.S. Constitution when mandating the creation and funding of the CAT. These challenges or any other litigation related to the CAT funding model may significantly delay its implementation. As a result, SROs may continue to incur additional CAT costs and/or it may result in SROs not being able to collect on the promissory notes related to the CAT funding.

The following table presents the change in the notes receivable, net of allowance for the notes receivable as of December 31, 2024 (in thousands):

Balance at January 1, 2024	$	21,643
Notes issued, net of allowance for credit losses		2,755
Repayments		(351)
Balance at December 31, 2024	$	24,047

The allowance for notes receivable associated with CAT is calculated primarily based on the structure of the notes and potential outcomes under the CAT funding model.

The following represents the change in allowance for notes receivable for the year ended December 31, 2024 (in thousands):

Balance at January 1, 2024	$	10,839
Provision for uncollectible amount		1,377
Write-offs charged against the allowance		-
Recoveries collected		-
Balance at December 31, 2024	$	12,216

4. ACCOUNTS PAYABLE AND OTHER LIABILITIES

The following table presents the components of accounts payable and other liabilities as at December 31, 2024 (in thousands):

Liquidity payments payable	$	10,588
Section 31 fees payable		15,291
Accounts payable and other		3,253
Accounts payable and other liabilities	$	29,132

5. RELATED PARTY TRANSACTIONS

The Company utilizes assets and incurs certain liabilities that are held at the Parent level. Substantially all expenses of the Company are settled by the Parent and are charged to the Company, at cost, through intercompany charges. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2024 (in thousands):

Compensation and benefits	$	29,344
Information technology and communication costs		17,868
Occupancy costs		1,269
Professional fees and outside services		5,723
Marketing and business development		51
General, administrative, and other		1,154
Total operating expenses	$	55,409

6. COMMITMENTS AND CONTINGENCIES

Claims and Litigation

Nasdaq

On September 1, 2017, Nasdaq, Inc., filed an action against Miami International Holdings, Inc., Miami International Securities Exchange, LLC, MIAX Pearl, LLC and Miami International Technologies, LLC in the U.S. District Court for the District of New Jersey alleging patent infringement and trade secret misappropriation relating to Nasdaq's electronic trading technology and platforms. MIH subsequently filed six petitions before the Patent Trial and Appeal Board ("PTAB") at the United States Patent and Trademark Office ("USPTO") seeking a determination that the subject patent was invalid under the current law. The District Court proceeding was stayed in December 2018, pending resolution of the PTAB proceedings. All claims asserted by Nasdaq against MIH under the six patents at issue were invalided by the PTAB in 2019 (the "PTAB Final Written Decisions"). On June 7, 2022, the USPTO Director denied Nasdaq's request for review of the PTAB Final Written Decisions.

On August 31, 2021, MIH filed an Answer and Counterclaims in the NJ District Court (the "MIH's Answer"). MIH's Answer included denials of the allegations made by Nasdaq in the Complaint and Counterclaims by MIH including monopolization antitrust claims, patent misuse, sham litigation, and fraud on the USPTO by Nasdaq. MIH is seeking attorneys' fees and costs and such other relief as the Court may find to be just and proper. On June 21, 2022, Nasdaq waived its right to appeal the PTAB's Final Written Decisions and the stay in the District Court matter was lifted as all of the PTAB proceedings were concluded with each of the Nasdaq patent claims at issue invalidated. MIH filed an Amended Answer and Counterclaims on August 5, 2022. The Amended Counterclaims added claims of fraud on the patent office and Lanham Act violations. On July 25, 2023, the Court denied a motion by MIH to dismiss Nasdaq's trade secret claims and also denied a motion by Nasdaq to dismiss MIH's counterclaims. The Court granted Nasdaq's motion to stay and bifurcate MIH's counterclaims. Accordingly, the trade secret case is currently proceeding and MIH's counterclaims are stayed until the conclusion of the trade secret case at which time the parties may proceed to litigate MIH's counterclaims against Nasdaq. The parties each filed a motion for summary judgment and motions to exclude certain experts. We anticipate the Court will decide the motions in the second half of 2025. MIH intends to continue defending its interest in this matter vigorously.

General

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC. Management does not believe that the outcome of any of these reviews or inspections will have a material impact on the statement of financial condition, the statement of operations and changes in member's deficit or cash flows of the Company.

In the normal course of its business, the Company is exposed to asserted and unasserted claims. In the opinion of management, these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

7. EQUITY

MIAX Pearl is a single member limited liability company and has issued 100 membership units constituting 100% membership interest in the Company to MIH who is the Company's sole member. MIAX Pearl has not made any distributions for the period from February 11, 2016 (inception) through December 31, 2024.

Equity Rights Offering V ("ERP V")

MIH launched its first Equity Rights Program ("ERP") in September 2013 and subsequently introduced four additional ERPs between February 2015 and September 2020. Each ERP included a certain number of units allowing the Company's customers to obtain common stock warrants in return for a prepaid fee, which is applied to future purchases by the customer of the Company's services. The customer vests in the common stock warrants in tranches over designated time periods based on certain performance criteria, which generally require the customer to execute qualifying trades on the Parent's exchanges in an amount equal to a specified fixed percentage of the average daily volume of trades on the applicable exchange.

On September 11, 2020, the Parent closed a fifth equity rights offering with nine firms for 22 L-Units providing for the issuance of warrants to purchase a total of 9,507,586 shares of common stock, representing 432,163 shares per L-Unit. The L-Warrants vest over a 42 month period provided that the participant meets the specific performance criteria, which require the participants to trade an agreed-upon number of equities contracts, subject to certain exceptions, on the Company's equity exchange on a daily basis over seven six-month measurement periods. In the event of an initial public offering of MIH common stock under the Securities Act of 1933, as amended, where the offering price, net of underwriting discounts and commissions, exceeds $250,000,000 (a "Qualified Public Offering"), merger or other liquidating event, it will result in the immediate vesting of all unvested ERP V warrants that remain eligible to vest with the L-Unit participant. Upon closing, MIH collected $22 million of prepaid fees from participating member firms which were fully amortized in 2022. The warrant vesting period ended on June 30, 2024 and no warrant expense was recognized thereafter.

The shares of common stock and warrants issued under ERP V are classified as equity instruments on the Parent's consolidated balance sheets. The ERP awards are determined to be consideration payable to a customer and recorded as cost of revenue on the Company's statement of operations and changes in member's deficit, based on the grant date fair value of the awards.

8. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through June 12, 2025, the date the financial statements were available to be issued. The Company has determined that there are no material events that would require disclosure in the Company's financial statements.



ABN AMRO CLEARING USA LLC

175 West Jackson Blvd., Ste. 2050
Chicago IL 60604
Tele #: (312) 604-8000

Approval Date: 2/6/2017
Membership Activities:
Clearance
International Tele #

SEC #: 8- 34354
CRD #: 14020

AKUNA SECURITIES LLC

333 S. Wabash Avenue, Suite 2600
Chicago IL 60604
Tele #: (312) 994-4640

Approval Date: 4/17/2017
Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8- 68957
CRD #: 159041

APEX CLEARING CORPORATION

One Dallas Center
350 N. St. Paul, Suite 1300
Dallas TX 75201
Tele #: (214) 765-1100

Approval Date: 2/6/2017
Membership Activities:
Clearance
International Tele #

SEC #: 8- 23522
CRD #: 13071

BARCLAYS CAPITAL INC.

745 Seventh Avenue
New York NY 10019
Tele #: (212) 526-7000

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 41342
CRD #: 19714

BELVEDERE TRADING LLC

10 S. Riverside Plaza, Suite 2100
Chicago IL 60606
Tele #: (312) 893-3750

Approval Date: 9/1/2022
Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8- 66612
CRD #: 132605

BOFA SECURITIES, INC.

One Bryant Park
New York NY 10036
Tele #: (646) 743-2734

Approval Date: 11/1/2018
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 69787
CRD #: 283942

CITADEL SECURITIES LLC

200 South Biscayne Blvd., 33rd Floor
Miami FL 33131
Tele #: (312) 395-2100

Approval Date: 2/6/2017
Membership Activities:
Registered Mkt Maker/Order Entry/Clearance
International Tele #

SEC #: 8- 53574
CRD #: 116797

CITIGROUP GLOBAL MARKETS INC.

Tower Building
388 Greenwich Street
New York NY 10013
Tele #: (212) 816-6000

Approval Date: 5/1/2019
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 8177
CRD #: 7059

CLEAR STREET LLC

55 Broadway
New York NY 10006
Tele #: (646) 738-4066

Approval Date: 4/1/2024
Membership Activities:
Clearance
International Tele #

SEC #: 8- 69972
CRD #: 288933

DASH FINANCIAL TECHNOLOGIES LLC

200 S. Wacker Drive, Ste. 2450
Chicago IL 60606
Tele #: (312) 986-2006

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 52503
CRD #: 104031

DRW SECURITIES, L.L.C.

540 West Madison, Ste. 2500
Chicago IL 60661
Tele #: (312) 542-1000

Approval Date: 11/14/2017
Membership Activities:
Market Maker
International Tele #

SEC #: 8- 51241
CRD #: 45908

GLOBAL EXECUTION BROKERS, LP

401 City Avenue, Ste. 200
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Approval Date: 2/6/2017
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 65878
CRD #: 126407

GOLDMAN SACHS & CO. LLC

200 West Street
New York NY 10282
Tele #: (212) 902-1000

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 129
CRD #: 361

GROUP ONE TRADING LLC

425 S. Financial Place - Ste. 3400
Chicago IL 60605
Tele #: (312) 347-8864

Approval Date: 2/6/2017
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 47762
CRD #: 37484

HRT FINANCIAL LP

175 Greenwich Street - 76th Floor
3 World Trade Center
New York NY 10007
Tele #: (212) 293-1444

Approval Date: 4/5/2017
Membership Activities:
Market Maker, Elect. Order Entry
International Tele #

SEC #: 8- 68430
CRD #: 152144

IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS

233 South Wacker Drive, Ste. 4300
Chicago IL 60606
Tele #: (312) 244-3300

Approval Date: 2/6/2017
Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8- 52600
CRD #: 104143

INSTINET, LLC

Worldwide Plaza
309 West 49th Street
New York NY 10019
Tele #: (212) 310-9500

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 23669
CRD #: 7897

INTERACTIVE BROKERS LLC

One Pickwick Plaza - 2nd Floor
Greenwich CT 06830
Tele #: (203) 618-5710

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 47257
CRD #: 36418

J.P. MORGAN SECURITIES LLC

Approval Date: 2/6/2017
SEC #: 8- 35008
CRD #: 79

383 Madison Avenue
New York NY 10179
Tele #: (212) 272-2000

Membership Activities:
Order Entry & Clearance
International Tele #

JANE STREET CAPITAL, LLC

Approval Date: 4/2/2018
SEC #: 8- 52275
CRD #: 103782

250 Vesey Street - 5th Floor
New York NY 10281
Tele #: (646) 759-6000

Membership Activities:
Order Entry
International Tele #

JANE STREET OPTIONS, LLC

Approval Date: 4/2/2018
SEC #: 8- 66813
CRD #: 134159

250 Vesey Street - 5th Floor
New York NY 10281
Tele #: (646) 759-6000

Membership Activities:
Order Entry
International Tele #

JEFFERIES LLC

Approval Date: 2/6/2017
SEC #: 8- 15074
CRD #: 2347

520 Madison Avenue - 11th Floor
New York NY 10022
Tele #: (212) 284-2300

Membership Activities:
Order Entry & Clearance
International Tele #

JUMP TRADING, LLC

Approval Date: 2/11/2019
SEC #: 8- 52989
CRD #: 106124

600 West Chicago Avenue, Ste. 600
Chicago IL 60654
Tele #: (312) 205-8900

Membership Activities:
Registered Market Maker
International Tele #

MATRIX EXECUTIONS, LLC

Approval Date: 2/6/2017
SEC #: 8- 48255
CRD #: 38455

135 S. LaSalle Street, Ste. 3900
Chicago IL 60603
Tele #: (312) 334-8000

Membership Activities:
Order Entry
International Tele #

MORGAN STANLEY & CO. LLC

Approval Date: 2/6/2017
SEC #: 8- 15869
CRD #: 8209

1585 Broadway
New York NY 10036
Tele #: (212) 761-4000

Membership Activities:
Registered Market Maker, Order Entry & Clearance
International Tele #

OLD MISSION CAPITAL, LLC

Approval Date: 6/17/2024
SEC #: 8- 67867
CRD #: 146991

1 N. Dearborn Street - 8th Floor
Chicago IL 60602
Tele #: (312) 260-3052

Membership Activities:
Market Maker
International Tele #

OPTIVER US LLC

Approval Date: 2/6/2017
SEC #: 8- 66083
CRD #: 128030

130 E. Randolph Street, Ste. 800
Chicago IL 60601
Tele #: (312) 821-9500

Membership Activities:
Registered Market Maker & Order Entry
International Tele #

PERSHING LLC

One Pershing Plaza - 10th Fl.
Jersey City NJ 07399
Tele #: (201) 413-2000

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 17574
CRD #: 7560

RQD* CLEARING, LLC

425 South Financial Place - Suite 910B
Chicago IL 60605
Tele #: (312) 692-5000

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 66826
CRD #: 134284

SIMPLEX TRADING, LLC

230 So. LaSalle St., Ste. 4-100
Chicago IL 60604
Tele #: (312) 360-2440

Approval Date: 2/6/2017
Membership Activities:
Registered Market Maker & Order Entry
International Tele #

SEC #: 8- 68556
CRD #: 153585

SUSQUEHANNA INVESTMENT GROUP

401 City Avenue, Ste. 220
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Approval Date: 3/1/2019
Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8- 37520
CRD #: 33875

SUSQUEHANNA SECURITIES, LLC

401 City Avenue, Ste. 220
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Approval Date: 3/1/2019
Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8- 47034
CRD #: 35874

TWO SIGMA SECURITIES, LLC

100 Avenue of the Americas - 2nd Fl.
New York NY 10013
Tele #: (212) 625-5700

Approval Date: 9/12/2017
Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8- 68090
CRD #: 148960

UBS SECURITIES LLC

1285 Avenue of the Americas
New York NY 10019
Tele #: (203) 719-3000

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 22651
CRD #: 7654

VELOCITY CLEARING, LLC

1301 Route 36 - Suite 109
Hazlet NJ 07730
Tele #: (201) 706-7157

Approval Date: 8/21/2023
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 65894
CRD #: 126588

VIRTU AMERICAS LLC

One Liberty Plaza
165 Broadway
New York NY 10006
Tele #: (800) 544-7508

Approval Date: 10/1/2019
Membership Activities:
Registered Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8- 68193
CRD #: 149823

WEDBUSH SECURITIES INC.

1000 Wilshire Boulevard, Suite 900
ATTN: COMPLIANCE
Los Angeles CA 90017
Tele #: (213) 688-8090

Approval Date: 2/6/2017
Membership Activities:
Clearance
International Tele #

SEC #: 8- 12987
CRD #: 877

WELLS FARGO SECURITIES, LLC

550 South Tryon Street - 6th Floor
D1086-060
Charlotte NC 28202
Tele #: (704) 410-1913

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 65876
CRD #: 126292

WOLVERINE EXECUTION SERVICES, LLC

175 W. Jackson Blvd., Ste. 200
Chicago IL 60604
Tele #: (312) 884-4000

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 65336
CRD #: 120719

WOLVERINE TRADING, LLC

175 W. Jackson Blvd., Ste. 200
Chicago IL 60604
Tele #: (312) 884-4000

Approval Date: 2/6/2017
Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8- 47484
CRD #: 36848

Total BD Firms 40



ABN AMRO CLEARING USA LLC

175 West Jackson Blvd., Ste. 2050
Chicago IL 60604
Tele #: (312) 604-8000

Approval Date: 9/25/2020
Membership Activities:
Clearance
International Tele #

SEC #: 8- 34354
CRD #: 14020

ARCHIPELAGO SECURITIES LLC

353 North Clark Street, Ste. 3200
Chicago IL 60654
Tele #: (312) 836-6700

Approval Date: 9/25/2020
Membership Activities:
Clearance & Routing Broker
International Tele #

SEC #: 8- 52140
CRD #: 102500

BARCLAYS CAPITAL INC.

745 Seventh Avenue
New York NY 10019
Tele #: (212) 526-7000

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 41342
CRD #: 19714

BEC CAPITAL LLC

3422 Old Capitol Trail, Suite 438
Wilmington DE 19808
Tele #: (631) 943-7090

Approval Date: 2/13/2025
Membership Activities:
Order Entry
International Tele #

SEC #: 8-
CRD #: N/A

BERNSTEIN INSTITUTIONAL SERVICES LLC

1345 Avenue of the Americas
New York NY 10105
Tele #: (212) 969-1000

Approval Date: 3/8/2024
Membership Activities:
Equities Order Entry
International Tele #

SEC #: 8- 71053
CRD #: 317807

BNP PARIBAS SECURITIES CORP.

787 Seventh Avenue
New York NY 10019
Tele #: (212) 841-2000

Approval Date: 12/7/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 32682
CRD #: 15794

BOFA SECURITIES, INC.

One Bryant Park
New York NY 10036
Tele #: (646) 743-2734

Approval Date: 9/25/2020
Membership Activities:
Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8- 69787
CRD #: 283942

CIBC WORLD MARKETS CORP.

425 Lexington Avenue
New York NY 10016
Tele #: (212) 856-4000

Approval Date: 10/13/2023
Membership Activities:
Clearance
International Tele #

SEC #: 8- 18333
CRD #: 630

CITADEL SECURITIES LLC

200 South Biscayne Blvd., 33rd Floor
Miami FL 33131
Tele #: (312) 395-2100

Approval Date: 9/25/2020
Membership Activities:
Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8- 53574
CRD #: 116797

CITIGROUP GLOBAL MARKETS INC.

Tower Building
388 Greenwich Street
New York NY 10013
Tele #: (212) 816-6000

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 8177
CRD #: 7059

CLEAR STREET LLC

55 Broadway
New York NY 10006
Tele #: (646) 738-4066

Approval Date: 12/10/2021
Membership Activities:
Clearance
International Tele #

SEC #: 8- 69972
CRD #: 288933

DASH FINANCIAL TECHNOLOGIES LLC

200 S. Wacker Drive, Ste. 2450
Chicago IL 60606
Tele #: (312) 986-2006

Approval Date: 2/10/2023
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 52503
CRD #: 104031

DRW SECURITIES, L.L.C.

540 West Madison, Ste. 2500
Chicago IL 60661
Tele #: (312) 542-1000

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 51241
CRD #: 45908

G1 EXECUTION SERVICES, LLC

175 W. Jackson Blvd. - Ste. 1700
Chicago IL 60604
Tele #: (312) 362-0404

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 53174
CRD #: 111528

GLOBAL EXECUTION BROKERS, LP

401 City Avenue, Ste. 200
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 65878
CRD #: 126407

GOLDMAN SACHS & CO. LLC

200 West Street
New York NY 10282
Tele #: (212) 902-1000

Approval Date: 9/30/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 129
CRD #: 361

GTS SECURITIES LLC

545 Madison Avenue, 15th Fl.
New York NY 10022
Tele #: (212) 715-2830

Approval Date: 3/1/2022
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 68126
CRD #: 149224

HRT FINANCIAL LP

175 Greenwich Street - 76th Floor
3 World Trade Center
New York NY 10007
Tele #: (212) 293-1444

Approval Date: 9/25/2020
Membership Activities:
Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8- 68430
CRD #: 152144

IEX SERVICES LLC

3 World Trade Center
175 Greenwich Street - 58th Floor
New York NY 10007
Tele #:

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 69280
CRD #: 167872

IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS

233 South Wacker Drive, Ste. 4300
Chicago IL 60606
Tele #: (312) 244-3300

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 52600
CRD #: 104143

INSTINET, LLC

Worldwide Plaza
309 West 49th Street
New York NY 10019
Tele #: (212) 310-9500

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 23669
CRD #: 7897

INTERACTIVE BROKERS LLC

One Pickwick Plaza - 2nd Floor
Greenwich CT 06830
Tele #: (203) 618-5710

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 47257
CRD #: 36418

J.P. MORGAN SECURITIES LLC

383 Madison Avenue
New York NY 10179
Tele #: (212) 272-2000

Approval Date: 9/25/2020
Membership Activities:
Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8- 35008
CRD #: 79

JANE STREET CAPITAL, LLC

250 Vesey Street - 5th Floor
New York NY 10281
Tele #: (646) 759-6000

Approval Date: 9/25/2020
Membership Activities:
Market Maker & Order Entry
International Tele #

SEC #: 8- 52275
CRD #: 103782

JANE STREET EXECUTION SERVICES, LLC

250 Vesey Street - 5th Floor
New York NY 10281
Tele #: (646) 759-6000

Approval Date: 12/30/2021
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 69254
CRD #: 167280

JANE STREET OPTIONS, LLC

250 Vesey Street - 5th Floor
New York NY 10281
Tele #: (646) 759-6000

Approval Date: 11/1/2022
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 66813
CRD #: 134159

JEFFERIES LLC

520 Madison Avenue - 11th Floor
New York NY 10022
Tele #: (212) 284-2300

Approval Date: 9/30/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 15074
CRD #: 2347

JUMP EXECUTION, LLC

Approval Date: 6/5/2023 | SEC #: 8- 70668
600 West Chicago Avenue - Ste. 600 | CRD #: 313060
Chicago IL 60654
Membership Activities: Order Entry
Tele #: (312) 205-8900
International Tele #

JUMP TRADING, LLC

Approval Date: 9/25/2020 | SEC #: 8- 52989
600 West Chicago Avenue, Ste. 600 | CRD #: 106124
Chicago IL 60654
Membership Activities: Order Entry & Clearance
Tele #: (312) 205-8900
International Tele #

LAMPOST CAPITAL, L.C.

Approval Date: 12/5/2023 | SEC #: 8-
1900 Glades Road - Suite 205 | CRD #: 43706
Boca Raton FL 33431
Membership Activities: Order Entry
Tele #: (561) 883-0454
International Tele #

LATOUR TRADING LLC

Approval Date: 9/25/2020 | SEC #: 8- 68304
148 Lafayette Street - 10th Fl. | CRD #: 150887
New York NY 10013
Membership Activities: Order Entry
Tele #: (917) 388-8000
International Tele #

LIME TRADING CORP.

Approval Date: 2/1/2022 | SEC #: 8- 27061
1 Penn Plaza - 16th Floor | CRD #: 11826
New York NY 10119
Membership Activities: Order Entry
Tele #: (646) 346-1000
International Tele #

MORGAN STANLEY & CO. LLC

Approval Date: 9/25/2020 | SEC #: 8- 15869
1585 Broadway | CRD #: 8209
New York NY 10036
Membership Activities: Order Entry & Clearance
Tele #: (212) 761-4000
International Tele #

NASDAQ EXECUTION SERVICES, LLC

FMC Tower, Level 8
Approval Date: 9/25/2020 | SEC #: 8- 37329
2929 Walnut Street | CRD #: 7270
Philadelphia PA 19104
Membership Activities: Exchange Broker Dealer
Tele #: (215) 496-5000
International Tele #

OLD MISSION CAPITAL, LLC

Approval Date: 10/1/2021 | SEC #: 8- 67867
1 N. Dearborn Street - 8th Floor | CRD #: 146991
Chicago IL 60602
Membership Activities: Order Entry
Tele #: (312) 260-3052
International Tele #

ORBIT SECURITIES LP

Approval Date: 11/1/2024 | SEC #: 8-
3909 Pappys Way | CRD #: N/A
Austin TX 78730
Membership Activities: Order Entry
Tele #:
International Tele #

PERSHING LLC

One Pershing Plaza - 10th Fl.
Jersey City NJ 07399
Tele #: (201) 413-2000

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 17574
CRD #: 7560

PNT FINANCIAL LLC

Suite 2270
141 W. Jackson Blvd., Ste. 2270
Chicago IL 60605
Tele #: (913) 406-8434

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8-
CRD #: N/A

PUNDION LLC

230 Park Avenue, 3rd Floor
New York NY 10169
Tele #: (718) 618-4929

Approval Date: 5/24/2021
Membership Activities:
Market Maker & Order Entry
International Tele #

SEC #: 8- 68784
CRD #: 156169

QUANTLAB BROKERAGE, LLC

3 Greenway Plaza - Suite 200
Houston TX 77046
Tele #: (713) 400-5440

Approval Date: 11/12/2021
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 70274
CRD #: 299468

RBC CAPITAL MARKETS LLC

9th Floor
200 Vesey Street
New York NY 10281
Tele #: (212) 858-6008

Approval Date: 9/28/2020
Membership Activities:
Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8- 45411
CRD #: 31194

RQD* CLEARING, LLC

425 South Financial Place - Suite 910B
Chicago IL 60605
Tele #: (312) 692-5000

Approval Date: 9/1/2023
Membership Activities:
Clearance
International Tele #

SEC #: 8- 66826
CRD #: 134284

SAGETRADER, LLC

282 Grand Avenue
NJ 07631
Tele #: (855) 809-5941

Approval Date: 9/1/2023
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 67169
CRD #: 137862

SG AMERICAS SECURITIES, LLC

245 Park Avenue
New York NY 10167
Tele #: (212) 278-6000

Approval Date: 3/1/2024
Membership Activities:
Clearance
International Tele #

SEC #: 8- 66125
CRD #: 128351

SIMPLEX TRADING, LLC

230 So. LaSalle St., Ste. 4-100
Chicago IL 60604
Tele #: (312) 360-2440

Approval Date: 9/25/2020
Membership Activities:
Market Maker
International Tele #

SEC #: 8- 68556
CRD #: 153585

SUSQUEHANNA SECURITIES, LLC

401 City Avenue, Ste. 220
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 47034
CRD #: 35874

TD SECURITIES (USA) LLC

One Vanderbilt Avenue
New York NY 10017
Tele #: (212) 827-7000

Approval Date: 12/9/2024
Membership Activities:
Order Entry/Clearance
International Tele #

SEC #: 8- 36747
CRD #: 18476

TRADEBOT SYSTEMS, INC.

1251 NW Briarcliff Parkway - Ste. 700
Kansas City MO 64116
Tele #: (816) 285-6400

Approval Date: 8/1/2022
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 53557
CRD #: 116571

TRADEPRO SECURITIES INC.

340 Congress Parkway
Lawrenceville GA 30044
Tele #: (305) 446-4800

Approval Date: 9/1/2023
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 52282
CRD #: 103781

TRC MARKETS LLC

710 Johnnie Dodds Blvd. - Ste. 300
Mt. Pleasant SC 29464
Tele #: (917) 388-8644

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 69454
CRD #: 171272

TWO SIGMA SECURITIES, LLC

100 Avenue of the Americas - 2nd Fl.
New York NY 10013
Tele #: (212) 625-5700

Approval Date: 9/1/2023
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 68090
CRD #: 148960

UBS SECURITIES LLC

1285 Avenue of the Americas
New York NY 10019
Tele #: (203) 719-3000

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 22651
CRD #: 7654

VELOCITY CLEARING, LLC

1301 Route 36 - Suite 109
Hazlet NJ 07730
Tele #: (201) 706-7157

Approval Date: 8/21/2023
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 65894
CRD #: 126588

VIRTU AMERICAS LLC

One Liberty Plaza
165 Broadway
New York NY 10006
Tele #: (800) 544-7508

Approval Date: 9/25/2020
Membership Activities:
Market Maker & Order Entry
International Tele #

SEC #: 8- 68193
CRD #: 149823

WEDBUSH SECURITIES INC.

1000 Wilshire Boulevard, Suite 900
ATTN: COMPLIANCE
Los Angeles CA 90017
Tele #: (213) 688-8090

Approval Date: 1/5/2022
Membership Activities:
Clearance
International Tele #

SEC #: 8- 12987
CRD #: 877

WELLS FARGO SECURITIES, LLC

550 South Tryon Street - 6th Floor
D1086-060
Charlotte NC 28202
Tele #: (704) 410-1913

Approval Date: 1/12/2021
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 65876
CRD #: 126292

WOLVERINE EXECUTION SERVICES, LLC

175 W. Jackson Blvd., Ste. 200
Chicago IL 60604
Tele #: (312) 884-4000

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 65336
CRD #: 120719

XTX MARKETS LLC

50 Hudson Yards, 64th Floor
New York NY 10001
Tele #: (212) 660-9930

Approval Date: 6/3/2024
Membership Activities:
Equities Order Entry
International Tele #

SEC #: 8- 70009
CRD #: 289846

Total BD Firms 58

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
A	AGILENT TECHNOLOGIES INC.	P	Equity
AA	ALCOA Corporation	P	Equity
AAAU	GOLDMAN SACHS PHYSICAL GOLD ETF	P	ETF
AAL	AMERICAN AIRLINES GROUP INC.	P	Equity
AAOI	APPLIED OPTOELECTRONICS, INC.	P	Equity
AAON	AAON INC	P	Equity
AAP	ADVANCE AUTO PARTS INC.	P	Equity
AAPL	APPLE INC.	P	Equity
AAPU	Direxion Daily AAPL Bull 2X Shares	P	ETF
AB	AllianceBernstein Holding L.P.	P	Equity
ABAT	AMERICAN BATTERY TECHNOLOGY CO.	P	Equity
ABBV	ABBVIE INC.	P	Equity
ABCL	ABCELLERA BIOLOGICS, INC.	P	Equity
ABEO	ABEONA THERAPEUTICS INC.	P	Equity
ABEV	AMBEV S.A.	P	Equity
ABG	ASBURY AUTOMOTIVE GROUP INCCOM	P	Equity
ABM	ABM INDUSTRIES INCORPORATED	P	Equity
ABNB	Airbnb, Inc.	P	Equity
ABOS	ACUMEN PHARMACEUTICALS, INC.	P	Equity
ABR	Arbor Realty Trust, Inc.	P	Equity
ABSI	ABSCI CORPORATION	P	Equity
ABT	ABBOTT LABORATORIES	P	Equity
ABUS	Arbutus Biopharma Corporation	P	Equity
ACA	ARCOSA INC	P	Equity
ACAD	ACADIA PHARMACEUTICALS INC.	P	Equity
ACB	Aurora Cannabis Inc.	P	Equity
ACCO	ACCO Brands Corp	P	Equity
ACDC	ProFrac Holding Corporation	P	Equity
ACEL	ACCEL ENTERTAINMENT, INC.	P	Equity
ACET	ADICET BIO INC	P	Equity
ACGL	ARCH CAPITAL GROUP Ltd	P	Equity
ACHC	Acadia Healthcare Co Inc	P	Equity
ACHR	Archer Aviation Inc.	P	Equity
ACHV	ACHIEVE LIFE SCIENCES, INC.	P	Equity
ACI	ALBERTSONS COMPANIES, INC.	P	Equity
ACIC	American Coastal Insurance Corporation	P	Equity
ACIU	AC IMMUNE SA	P	Equity
ACIW	ACI Worldwide, Inc.	P	Equity
ACLS	Axcelis Technologies Inc.	P	Equity
ACLX	ARCELLX, INC.	P	Equity
ACM	Aecom Technology Corporation	P	Equity
ACMR	ACM Research, Inc.	P	Equity
ACN	ACCENTURE PLC	P	Equity
ACR	ACRES Commercial Realty Corp.	P	Equity
ACRE	Ares Commercial Real Estate Corporation	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
ACRS	Aclaris Therapeutics,Inc.	P	Equity
ACTG	ACACIA RESEARCH CORPORATION	P	Equity
ACVA	ACV AUCTIONS INC	P	Equity
ACWI	iShares MSCI ACWI Index Fund	P	ETF
ACXP	ACURX PHARMACEUTICALS LLC	P	Equity
ADAP	Adaptimmune Therapeutics PLC	P	Equity
ADBE	ADOBE SYSTEMS INC.	P	Equity
ADC	Agree Realty Corporation	P	Equity
ADEA	Adeia Inc.	P	Equity
ADI	ANALOG DEVICES INC	P	Equity
ADM	ARCHER DANIELS MIDLAND COMPANY	P	Equity
ADMA	ADMA Biologics Inc	P	Equity
ADNT	Adient plc	P	Equity
ADP	AUTOMATIC DATA PROCESSINGINC	P	Equity
ADPT	Adaptive Biotechnologies Corp	P	Equity
ADSK	AUTODESK, INC.	P	Equity
ADT	ADT Inc.	P	Equity
ADTN	ADTRAN, INC.	P	Equity
ADUS	Addus HomeCare Corporation	P	Equity
ADVM	Adverum Biotechnologies, Inc.	P	Equity
AEE	AMEREN CORPORATION	P	Equity
AEG	AEGON N.V.	P	Equity
AEHR	AEHR TEST SYSTEMS	P	Equity
AEIS	Advanced Energy Industries, Inc.	P	Equity
AEM	AGNICO-EAGLE MINES LTD.	P	Equity
AEO	AMERICAN EAGLE OUTFITTERS, INC.	P	Equity
AEP	AMERICAN ELECTRIC POWER COMPANY, INC.	P	Equity
AER	AerCap Holdings NV	P	Equity
AES	AES CORP.	P	Equity
AESI	ATLAS ENERGY SOLUTIONS INC	P	Equity
AEVA	Aeva Technologies, Inc.	P	Equity
AEYE	AudioEye, Inc.	P	Equity
AFCG	AFC GAMMA INC	P	Equity
AFG	AMERICAN FINANCIAL GROUP	P	Equity
AFL	AFLAC INC.	P	Equity
AFRM	AFFIRM HOLDINGS, INC.	P	Equity
AG	First Majestic Silver Corp	P	Equity
AGCO	AGCO CORPORATION	P	Equity
AGEN	Agenus Inc.	P	Equity
AGG	iShares Core U.S. Aggregate Bond ETF	P	ETF
AGI	ALAMOS GOLD INC	P	Equity
AGIO	Agios Pharmaceuticals Inc	P	Equity
AGL	AGILON HEALTH INC	P	Equity
AGM	Federal Agricultural Mortgage Corp. (Cl C)	P	Equity
AGNC	AGNC Investment Corp.	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
AGO	ASSURED GUARANTY LTD.	P	Equity
AGQ	PROSHARES ULTRA SILVER	P	ETF
AGRO	AdecoAgro S.A.	P	Equity
AGS	PLAYAGS INC	P	Equity
AGX	Argan Inc	P	Equity
AGYS	AGILYSYS INC	P	Equity
AHCO	ADAPTHEALTH CORP.	P	Equity
AHH	Armada Hoffler Properties, Inc.	P	Equity
AHR	American Healthcare REIT, Inc.	P	Equity
AI	C3.ai, Inc.	P	Equity
AIG	AMERICAN INTERNATIONAL GROUP, INC.	P	Equity
AIOT	PowerFleet, Inc.	P	Equity
AIP	ARTERIS, INC.	P	Equity
AIQ	GLOBAL X ARTIFICIAL INTELLIGENCE & TECHNOLOGY ETF	P	ETF
AIR	AAR Corp.	P	Equity
AIRG	Airgain Inc	P	Equity
AIRS	AIRSCULPT TECHNOLOGIES, INC.	P	Equity
AISP	AIRSHIP AI HOLDINGS, INC.	P	Equity
AIV	Apartment Investment and Management Company	P	Equity
AIZ	Assurant Inc.	P	Equity
AJG	ARTHUR J. GALLAGHER & CO.	P	Equity
AKAM	AKAMAI TECHNOLOGIES, INC.	P	Equity
AKBA	Akebia Therapeutics, Inc.	P	Equity
AKRO	AKERO THERAPEUTICS, INC.	P	Equity
AL	Air Lease Corp	P	Equity
ALAB	Astera Labs, Inc.	P	Equity
ALB	Albemarle Corporation	P	Equity
ALC	ALCON INC	P	Equity
ALDX	ALDEYRA THERAPEUTICS, INC.	P	Equity
ALEC	ALECTOR INC.	P	Equity
ALGM	ALLEGRO MICROSYSTEMS, INC.	P	Equity
ALGN	ALIGN TECHNOLOGY INC.	P	Equity
ALGT	Allegiant Travel Company	P	Equity
ALHC	ALIGNMENT HEALTHCARE INC	P	Equity
ALIT	Alight, Inc.	P	Equity
ALK	ALASKA AIR GROUP INC	P	Equity
ALKS	ALKERMES PLC	P	Equity
ALKT	ALKAMI TECHNOLOGY INC	P	Equity
ALL	THE ALLSTATE CORPORATION	P	Equity
ALLE	ALLEGION PLC	P	Equity
ALLO	Allogene Therapeutics, Inc.	P	Equity
ALLT	Allot Communications Ltd	P	Equity
ALLY	ALLY FINANCIAL INC.	P	Equity
ALMS	ALUMIS INC	P	Equity
ALNY	ALNYLAM PHARMACEUTICALS INC	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
ALRM	Alarm.Com Holdings, Inc.	P	Equity
ALSN	Allison Transmission Holdings, Inc.	P	Equity
ALT	Altimmune, Inc.	P	Equity
ALTG	ALTA EQUIPMENT GROUP INC	P	Equity
ALTO	Alto Ingredients, Inc.	P	Equity
ALTS	ALT5 SIGMA CORPORATION	P	Equity
ALV	Autoliv, Inc	P	Equity
ALXO	ALX ONCOLOGY HOLDINGS INC	P	Equity
AM	Antero Midstream Partners LP	P	Equity
AMAT	APPLIED MATERIALS, INC.	P	Equity
AMBA	AMBARELLA, INC.	P	Equity
AMBC	AMBAC FINANCIAL GROUP, INC.	P	Equity
AMBP	Ardagh Metal Packaging S.A.	P	Equity
AMC	AMC ENTERTAINMENT HOLDINGS, INC.	P	Equity
AMCR	AMCOR PLC	P	Equity
AMCX	AMC Networks Inc.	P	Equity
AMD	ADVANCED MICRO DEVICES, INC.	P	Equity
AMDL	GRANITESHARES 2X LONG AMD DAILY ETF	P	ETF
AMDY	YIELDMAX AMD OPTION INCOME STRATEGY ETF	P	ETF
AME	AMETEK, INC.	P	Equity
AMED	AMEDISYS INC	P	Equity
AMGN	AMGEN INC.	P	Equity
AMH	American Homes 4 Rent	P	Equity
AMKR	AMKOR TECHNOLOGY, INC.	P	Equity
AMLP	Alerian MLP ETF	P	ETF
AMLX	AMYLYX PHARMACEUTICALS, INC.	P	Equity
AMN	AMN Healthcare Services, Inc.	P	Equity
AMP	AMERIPRISE FINANCIAL INC	P	Equity
AMPH	Amphastar Pharmaceuticals, Inc.	P	Equity
AMPL	AMPLITUDE INC	P	Equity
AMPX	AMPRIUS TECHNOLOGIES INC	P	Equity
AMPY	Amplify Energy Corporation	P	Equity
AMR	Alpha Metallurgical Resources, Inc.	P	Equity
AMRC	Ameresco, Inc.	P	Equity
AMRK	A-MARK PRECIOUS METALS, INC.	P	Equity
AMRN	AMARIN CORPORATION PLC	P	Equity
AMRX	Amneal Pharmaceuticals, Inc.	P	Equity
AMSC	AMERICAN SUPERCONDUCTOR CORP	P	Equity
AMT	AMERICAN TOWER CL A	P	Equity
AMTM	Amentum Holdings, Inc.	P	Equity
AMTX	AEMETIS, INC.	P	Equity
AMWD	American Woodmark Corp.	P	Equity
AMWL	AMERICAN WELL CORP	P	Equity
AMX	America Movil S.A.B. de C.V.	P	Equity
AMZA	InfraCap MLP ETF	P	ETF

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
AMZN	AMAZON.COM INC.	P	Equity
AMZU	Direxion Daily AMZN Bull 2X Shares	P	ETF
AN	AUTONATION, INC	P	Equity
ANAB	AnaptysBio, Inc.	P	Equity
ANDE	The Andersons, Inc.	P	Equity
ANET	Arista Networks Inc	P	Equity
ANF	ABERCROMBIE & FITCH COMPANY	P	Equity
ANGI	Angie Inc.	P	Equity
ANGO	AngioDynamcis, Inc.	P	Equity
ANIP	ANI Pharmaceuticals, Inc.	P	Equity
ANIX	ANIXA BIOSCIENCES, INC.	P	Equity
ANNX	ANNEXON, INC.	P	Equity
ANRO	Alto Neuroscience, Inc.	P	Equity
ANSS	ANSYS, Inc.	P	Equity
ANVS	ANNOVIS BIO INC	P	Equity
ANY	SPHERE 3D CORP.	P	Equity
AON	Aon plc	P	Equity
AOS	A.O. Smith Corporation	P	Equity
AOSL	Alpha & Omega Semiconductor, Ltd.	P	Equity
AOUT	AMERICAN OUTDOOR BRANDS, INC.	P	Equity
APA	APACHE CORPORATION	P	Equity
APAM	Artisan Partners Asset Management, Inc.	P	Equity
APD	AIR PRODUCTS AND CHEMICALS,INC	P	Equity
APEI	American Public Education, Inc.	P	Equity
APG	API GROUP CORPORATION	P	Equity
APGE	APOGEE THERAPEUTICS, INC.	P	Equity
APH	Amphenol Corporation	P	Equity
API	AGORA, INC.	P	Equity
APLD	APPLIED DIGITAL CORPORATION	P	Equity
APLE	Apple Hospitality REIT, Inc.	P	Equity
APLS	Apellis Pharmaceuticals Inc	P	Equity
APLT	APPLIED THERAPEUTICS, INC.	P	Equity
APO	Apollo Global Management LLC	P	Equity
APOG	Apogee Enterprises, Inc.	P	Equity
APP	APPLOVIN CORP	P	Equity
APPF	Appfolio Inc	P	Equity
APPN	Appian Corporation	P	Equity
APPS	Digital Turbine, Inc.	P	Equity
APT	ALPHA PRO TECH LTD.	P	Equity
APTV	Aptiv PLC	P	Equity
APYX	Apyx Medical Corporation	P	Equity
AQN	ALGONQUIN POWER & UTILITIES CORP	P	Equity
AQST	AQUESTIVE THERAPEUTICS, INC.	P	Equity
AR	ANTERO RESOURCES CORPORATION	P	Equity
ARAY	Accuray Incorporated	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
ARBE	ARBE ROBOTICS LTD	P	Equity
ARBK	ARGO BLOCKCHAIN PLC	P	Equity
ARCB	ARCBEST CORPORATION	P	Equity
ARCC	Ares Capital Corporation	P	Equity
ARCO	ARCOS DORADOS HOLDINGS INC. CLA	P	Equity
ARCT	Arcturus Therapeutics Holdings Inc.	P	Equity
ARDT	ARDENT HEALTH PARTNERS, INC.	P	Equity
ARDX	Ardelyx, Inc.	P	Equity
ARE	Alexandria Real Estate Equities, Inc.	P	Equity
AREC	AMERICAN RESOURCES CORP	P	Equity
AREN	ARENA GROUP HOLDINGS, INC.	P	Equity
ARES	Ares Management, L.P.	P	Equity
ARGT	Global X MSCI Argentina ETF	P	ETF
ARGX	argenx SE	P	Equity
ARHS	ARHAUS, INC.	P	Equity
ARI	Apollo Commercial Real Estate Finance, Inc.	P	Equity
ARKB	ARK 21Shares Bitcoin ETF	P	ETF
ARKF	ARK FINTECH INNOVATION	P	ETF
ARKG	ARK GENOMIC REVOLUTION ETF	P	ETF
ARKK	ARK Innovation ETF	P	ETF
ARKO	ARKO CORP	P	Equity
ARKQ	ARK AUTONOMOUS TECH & ROBOTICS	P	ETF
ARKW	ARK Next Generation Internet ETF	P	ETF
ARKX	ARK SPACE EXPLORATION & INNOVATION ETF	P	ETF
ARLO	Arlo Technologies, Inc.	P	Equity
ARLP	ALLIANCE RESOURCE PARTNERS	P	Equity
ARM	ARM Holdings	P	Equity
ARMK	Aramark	P	Equity
AROC	Archrock, Inc.	P	Equity
ARQ	Arq, Inc.	P	Equity
ARQT	ARCUTIS BIOTHERAPEUTICS INC	P	Equity
ARR	ARMOUR Residential REIT, Inc.	P	Equity
ARRY	ARRY TECHNOLOGIES, INC.	P	Equity
ARTY	iShares Future AI & Tech ETF	P	ETF
ARVN	Arvinas,inc	P	Equity
ARW	ARROW ELECTRONICS INC.	P	Equity
ARWR	ARROWHEAD RESEARCH CORP.	P	Equity
AS	AMER SPORTS INC	P	Equity
ASA	ASA Gold and Precious Metals Limited	P	Equity
ASAN	Asana, Inc.	P	Equity
ASB	ASSOCIATED BANC CORP	P	Equity
ASC	Ardmore Shipping Corporation	P	Equity
ASGN	ASGN Inc.	P	Equity
ASH	ASHLAND INC	P	Equity
ASHR	Deutsche X-Trackers Harvest CSI 300 China A Shares ETF	P	ETF

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
ASHS	Deutsche X-trackers Harvest CSI 500 China A-Shares Small Cap ETF	P	ETF
ASLE	AERSALE CORPORATION	P	Equity
ASML	ASML HOLDING NV	P	Equity
ASND	Ascendis Pharma A/S	P	Equity
ASO	ACADEMY SPORTS & OUTDOOR INC	P	Equity
ASPI	ASP Isotopes Inc.	P	Equity
ASPN	ASPEN AEROGELS, INC.	P	Equity
ASRT	Assertio Therapeutics, Inc.	P	Equity
ASTH	Astrana Health Inc.	P	Equity
ASTL	ALGOMA STEEL GROUP INC.	P	Equity
ASTS	AST SpaceMobile, Inc.	P	Equity
ASUR	Asure Software, Inc.	P	Equity
ASX	ASE TECHNOLOGY HOLDING CO., LTD.	P	Equity
ASYS	Amtech Systems, Inc.	P	Equity
ATAI	ATAI LIFE SCIENCES N.V.	P	Equity
ATAT	ATOUR LIFESTYLE HOLDINGS LTD.	P	Equity
ATEC	ALPHATEC HOLDINGS INC	P	Equity
ATEN	A10 Networks, Inc.	P	Equity
ATEX	Anterix Inc	P	Equity
ATGE	Adtalem Global Education Inc.	P	Equity
ATHA	ATHIRA PHARMA, INC.	P	Equity
ATHM	Autohome Inc (ADR)	P	Equity
ATI	Allegheny Technologies, Inc.	P	Equity
ATKR	Atkore International Group, Inc	P	Equity
ATLX	ATLAS LITHIUM CORP	P	Equity
ATMU	ATMUS FILTRATION TECHNOLGIE	P	Equity
ATNM	Actinium Pharmaceuticals, Inc.	P	Equity
ATO	Atmos Energy Corp	P	Equity
ATOM	ATOMERA INCORPORATED	P	Equity
ATOS	Atossa Therapeutics, Inc.	P	Equity
ATR	AptarGroup, Inc.	P	Equity
ATRO	ASTRONICS CORPORATION	P	Equity
ATUS	Altice USA, Inc.	P	Equity
ATYR	aTyr Pharma, Inc	P	Equity
AU	ANGLOGOLD ASHANTI LTD.	P	Equity
AUDC	AUDIOCODES LTD.	P	Equity
AUPH	Aurinia Pharmaceuticals Inc.	P	Equity
AUR	Aurora Innovation, Inc.	P	Equity
AUTL	AUTOLUS THERAPEUTICS PLC	P	Equity
AVAH	AVEANNA HEALTHCARE HOLDINGS	P	Equity
AVAV	Aerovironment Inc	P	Equity
AVB	AVALONBAY COMMUNITIES INC	P	Equity
AVD	American Vanguard Corp.	P	Equity
AVDL	Avadel Pharmaceuticals plc	P	Equity
AVDX	AVIDXCHANGE HOLDINGS INC	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	**Company Name**	**List Exch**	**Inst Type**
AVGO	Broadcom Inc.	P	Equity
AVGX	DEFIANCE DAILY TARGET 2X LONG AVGO ETF	P	ETF
AVIR	ATE PHARMACEUTICAL INC.	P	Equity
AVNS	Avanos Medical, Inc.	P	Equity
AVNW	AVIAT NETWORKS INC	P	Equity
AVO	MISSION PRODUCE INC	P	Equity
AVPT	AvePoint, Inc	P	Equity
AVT	AVNET INC	P	Equity
AVTR	Avantor, Inc.	P	Equity
AVXL	Anavex Life Sciences Corp.	P	Equity
AVY	AVERY DENNISON CORP.	P	Equity
AWI	Armstrong World Industries, Inc.	P	Equity
AWK	American Water Works Co., Inc.	P	Equity
AWRE	Aware Inc	P	Equity
AX	Axos Financial, Inc.	P	Equity
AXGN	AxoGen, Inc.	P	Equity
AXL	AMERICAN AXLE & MFG. HLDNGS	P	Equity
AXON	Axon Enterprise, Inc	P	Equity
AXP	AMERICAN EXPRESS COMPANY	P	Equity
AXS	AXIS CAPITAL HOLDINGS LIMITED	P	Equity
AXSM	Axsome Therapeutics, Inc.	P	Equity
AXTA	Axalta Coating Systems Ltd.	P	Equity
AXTI	AXT, Inc.	P	Equity
AYI	Acuity Brands, Inc.	P	Equity
AZ	A2Z CUST2MATE SOLUTIONS CORP.	P	Equity
AZEK	AZEK COMPANY INC	P	Equity
AZN	ASTRAZENECA	P	Equity
AZO	AUTOZONE, INC.	P	Equity
AZTA	Azenta, Inc	P	Equity
AZZ	AZZ Incorporated	P	Equity
B	Barrick Mining Corporation	P	Equity
BA	THE BOEING COMPANY	P	Equity
BABA	ALIBABA GROUP HOLDING LTD	P	Equity
BAC	BANK OF AMERICA CORPORATION	P	Equity
BAH	Booz Allen Hamilton Holding Corporation	P	Equity
BALL	Ball Corporation	P	Equity
BAM	Brookfield Asset Management Inc	P	Equity
BANC	Banc of California, Inc.	P	Equity
BAND	BANDWIDTH, INC	P	Equity
BARK	The Original BARK Company	P	Equity
BASE	COUCHBASE, INC.	P	Equity
BATRA	Atlanta Braves Holdings, Inc. Series A	P	Equity
BATRK	Liberty Media Corporation (Series C) Liberty Brave	P	Equity
BAX	BAXTER INTERNATIONAL INC.	P	Equity
BB	Blackberry Limited	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
BBAI	BigBear.ai Holdings, Inc.	P	Equity
BBAR	BBVA Banco Frances S.A	P	Equity
BBCP	CONCRETE PUMPING HOLDINGS, INC.	P	Equity
BBD	BANCO BRADESCO S.A.	P	Equity
BBDC	Barings BDC, Inc.	P	Equity
BBIO	BridgeBio Pharma Inc	P	Equity
BBVA	BANCO BILBAO VIZCAYA	P	Equity
BBW	Build-A-Bear Workshop, Inc	P	Equity
BBWI	Bath & Body Works, Inc.	P	Equity
BBY	BEST BUY COMPANY, INC.	P	Equity
BC	BRUNSWICK CORP	P	Equity
BCAB	BIOATLA, INC.	P	Equity
BCC	Boise Cascade Company	P	Equity
BCE	BCE INC	P	Equity
BCO	THE BRINK'S COMPANY	P	Equity
BCRX	BIOCRYST PHARMACEUTICAS INC	P	Equity
BCS	BARCLAYS PLC	P	Equity
BCSF	BAIN CAPITAL SPECIALTY FINANCE, INC.	P	Equity
BCYC	BICYCLE THERAPEUTICS PLC	P	Equity
BDN	Brandywine Realty Trust	P	Equity
BDRY	BREAKWAVE DRY BULK SHIPPING ETF	P	ETF
BDSX	BIODESIX, INC.	P	Equity
BDTX	Black Diamond Therapeutics, Inc.	P	Equity
BDX	BECTON, DICKINSON AND CO	P	Equity
BE	Bloom Energy Corporation	P	Equity
BEAM	BEAM THERAPEUTICS, INC.	P	Equity
BEEM	BEAM GLOBAL	P	Equity
BEKE	E Holdings Inc	P	Equity
BEN	FRANKLIN RESOURCES INC.	P	Equity
BEP	BROOKFIELD RENEWABLE PARTNERS LP	P	Equity
BEPC	BROOKFIELD RENEWABLE CORPORATION	P	Equity
BETZ	Roundhill Sports Betting & iGaming ETF	P	Equity
BFB	Brown Forman Corporation Cl. B (150 shrs)	P	Equity
BFH	Bread Financial Holdings, Inc.	P	Equity
BFLY	Butterfly Network, Inc.	P	Equity
BG	BUNGE LIMITED	P	Equity
BGC	BGC Group, Inc.	P	Equity
BGFV	Big 5 Sporting Goods Corp.	P	Equity
BGS	B&G Foods Inc.	P	Equity
BHC	Bausch Health Companies Inc.	P	Equity
BHF	Brighthouse Financial, Inc.	P	Equity
BHP	BHP BILLITON LIMITED	P	Equity
BHR	Braemar Hotels & Resorts Inc.	P	Equity
BHVN	BIOHAVEN LTD	P	Equity
BIDU	BAIDU, INC.	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
BIGC	BigCommerce Holdings, Inc.	P	Equity
BIIB	BIOGEN IDEC INC.	P	Equity
BIL	SPDR Bloomberg Barclays 1-3 Month T-Bill ETF	P	ETF
BILI	Bilibili Inc.	P	Equity
BILL	Bill.com Holdings Inc	P	Equity
BIO	Bio-Rad Laboratories, Inc.	P	Equity
BIOX	BIOCERES CROP SOLUTIONS CORP.	P	Equity
BIP	Brookfield Infrastructure Partners L.P.	P	Equity
BIPC	BROOKFIELD INFRASTRUCTURE CORPORATION	P	Equity
BIRK	Birkenstock Holding Limited	P	Equity
BITB	Bitwise Bitcoin ETF	P	ETF
BITF	BITFARMS LTD.	P	Equity
BITI	PROSHARES SHORT BITCOIN STRATEGY ETF	P	ETF
BITO	ProShares Bitcoin Strategy ETF	P	ETF
BITQ	BITWISE CRYPTO INDUSTRY INNOVATORS ETF	P	ETF
BITU	PROSHARES ULTRA BITCOIN ETF	P	ETF
BITX	2X BITCOIN STRATEGY ETF	P	ETF
BIZD	VanEck BDC Income ETF	P	ETF
BJ	BJ's Warehouse Holdings, Inc.	P	Equity
BJRI	BJ S RESTAURANTS INC	P	Equity
BK	THE BANK OF NEW YORK MELLON CORPORATION	P	Equity
BKD	Brookdale Senior Living Inc	P	Equity
BKE	The Buckle, Inc.	P	Equity
BKH	BLACK HILLS CORPORATION	P	Equity
BKLN	PowerShares Senior Loan (ETF)	P	ETF
BKNG	Booking Holdings Inc.	P	Equity
BKR	Baker Hughes Company	P	Equity
BKSY	BlackSky Technology Inc	P	Equity
BL	BlackLine Inc	P	Equity
BLBD	BLUEBIRD CORP	P	Equity
BLCO	BAUSCH & LOMB CORP	P	Equity
BLD	TopBuild Corp.	P	Equity
BLDE	Blade Air Mobility, Inc.	P	Equity
BLDP	BALLARD POWER SYSTEMS INC	P	Equity
BLDR	Builders FirstSource Inc.	P	Equity
BLFS	BioLife Solutions, Inc	P	Equity
BLK	BLACKROCK INC	P	Equity
BLKB	Blackbaud Inc.	P	Equity
BLMN	Bloomin Brands Inc.	P	Equity
BLND	BLEND LABS, INC	P	Equity
BLNK	Blink Charing Co	P	Equity
BLOK	Amplify Transformational Data Sharing ETF	P	ETF
BLZE	BACKBLAZE, INC.	P	Equity
BMA	Banco Macro S.A.	P	Equity
BMBL	Bumble Inc.	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
BMEA	Biomea Fusion, Inc.	P	Equity
BMO	Bank of Montreal	P	Equity
BMRN	BIOMARIN PHARMACEUTICAL INC.	P	Equity
BMY	BRISTOL-MYERS SQUIBB COMPANY	P	Equity
BN	BROOKFIELD CORPORATION	P	Equity
BND	Vanguard Total Bond Market ETF	P	ETF
BNDD	KRANESHARES QUADRATIC DEFLATION ETF	P	ETF
BNED	Barnes & Noble Education, Inc.	P	Equity
BNL	Broadstone Net Lease, Inc.	P	Equity
BNO	United States Brent Oil ETF	P	ETF
BNS	Bank of Nova Scotia	P	Equity
BNTX	BioNTech SE	P	Equity
BOC	BOSTON OMAHA CORP	P	Equity
BOH	Bank of Hawaii Corp.	P	Equity
BOIL	PROSHARES ULTRA DJ-UBS NATURAL GAS	P	ETF
BOOM	DMC Global Inc.	P	Equity
BOOT	Boot Barn Holdings, Inc.	P	Equity
BORR	BORR DRILLING LIMITED	P	Equity
BOTZ	Global X Robotics & Artfcl Intllgnc ETF	P	ETF
BOX	Box, Inc.	P	Equity
BP	BP PLC	P	Equity
BPMC	Blueprint Medicines Corporation	P	Equity
BPOP	Popular Inc. (10 shrs)	P	Equity
BPT	BP PRUDHOE BAY ROYALTY TRUST	P	Equity
BR	Broadridge Financial Solutions, Inc.	P	Equity
BRAG	BRAGG GAMING GROUP INC.	P	Equity
BRBR	BellRing Brands Inc	P	Equity
BRCC	BRC Inc.	P	Equity
BRDG	BRIDGE INVESTMENT GROUP HOLDINGS, INC.	P	Equity
BRFS	BRF - Brasil Foods SA	P	Equity
BRKB	BERKSHIRE HATHAWAY INC.	P	Equity
BRKR	Bruker Corporation	P	Equity
BRLT	BRILLIANT EARTH GROUP, INC.	P	Equity
BRO	BROWN & BROWN, INC	P	Equity
BROS	DUTCH BROS INC.	P	Equity
BRSP	BrightSpire Capital, Inc.	P	Equity
BRY	Berry Corporation	P	Equity
BRZE	BRAZE, INC.	P	Equity
BRZU	Direxion Daily Brazil Bull 3X ETF	P	ETF
BSBR	Banco Santander Brasil SA	P	Equity
BSM	Black Stone Minerals L.P.	P	Equity
BSX	BOSTON SCIENTIFIC CORPORATION	P	Equity
BSY	BENTLEY SYSTEMS INCORPORATED	P	Equity
BTBT	BIT DIGITAL, INC.	P	Equity
BTC	Grayscale Bitcoin Mini Trust ETF	P	ETF

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
BTCM	BIT Mining Limited	P	Equity
BTDR	BITDEER TECHNOLOGIES GROUP CLASS A	P	Equity
BTE	BAYTEX ENERGY CORP.	P	Equity
BTF	VALKYRIE BITCOIN STRATEGY ETF	P	ETF
BTG	B2Gold Corp.	P	Equity
BTI	British American Tobacco PLC	P	Equity
BTSG	BRIGHTSPRING HEALTH SERVICES INC	P	Equity
BTU	Peabody Energy Corporation	P	Equity
BUD	Anheuser-Busch InBev	P	Equity
BUG	GLOBAL X CYBER SECURITY	P	ETF
BULL	Webull Corporation	P	Equity
BUR	BURFORD CAP LTD	P	Equity
BURL	Burlington Stores Inc	P	Equity
BVN	COMPANIA DE MINAS BUENAVENTURA S.A.-ADR	P	Equity
BVS	Bioventus Inc.	P	Equity
BW	Babcock & Wilcox Enterprises, Inc.	P	Equity
BWA	BORGWARNER INC.	P	Equity
BWEN	BROADWIND, INC.	P	Equity
BWIN	Baldwin Insurance Group, Inc.	P	Equity
BWXT	BWX Technologies, Inc.	P	Equity
BX	THE BLACKSTONE GROUP LP	P	Equity
BXMT	Blackstone Mortgage Trust, Inc.	P	Equity
BXP	BOSTON PROPERTIES INC	P	Equity
BXSL	BLACKSTONE SECURED LENDING FUND	P	Equity
BYD	BOYD GAMING CORP.	P	Equity
BYND	Beyond Meat, Inc.	P	Equity
BYON	Beyond, Inc.	P	Equity
BYRN	BYRNA TECHNOLOGIES INC.	P	Equity
BZ	KANZHUN LTD.	P	Equity
BZFD	BUZZFEED, INC	P	Equity
BZH	BEAZER HOMES USA INC.	P	Equity
BZUN	Baozun Inc.	P	Equity
C	CITIGROUP, INC.	P	Equity
CAAP	CORPORACION AMERICA AIRPORTS S.A.	P	Equity
CAAS	China Automotive Systems Inc	P	Equity
CABA	CABALETTA BIO, INC.	P	Equity
CACC	Credit Acceptance Corp.	P	Equity
CACI	CACI INTERNATIONAL, INC.	P	Equity
CADL	CANDEL THERAPEUTICS, INC.	P	Equity
CAE	CAE Inc	P	Equity
CAG	ConAgra Brands, Inc.	P	Equity
CAH	CARDINAL HEALTH INC	P	Equity
CAKE	THE CHEESECAKE FACTORY	P	Equity
CAL	Caleres, Inc.	P	Equity
CALF	PACER US SMALL CAP CASH COWS 100 ETF	P	ETF

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
CALM	Cal-Maine Foods, Inc.	P	Equity
CALX	Calix, Inc.	P	Equity
CAMT	Camtek Ltd.	P	Equity
CAN	CANAAN INC. SPONSORED ADR	P	Equity
CANE	Teucrium Sugar	P	ETF
CAPL	CROSSAMERICA PARTNERS LP	P	Equity
CAPR	Capricor Therapeutics, Inc.	P	Equity
CAR	Avis Budget Group Inc	P	Equity
CARG	CarGurus, Inc.	P	Equity
CARR	Carrier Global Corporation	P	Equity
CARS	Cars.com Inc.	P	Equity
CART	Instacart (Maplebear Inc.)	P	Equity
CASY	Casey's General Stores, Inc.	P	Equity
CAT	CATERPILLAR INC.	P	Equity
CATX	PERSPECTIVE THERAPEUTICS INC	P	Equity
CAVA	CAVA GROUP INC	P	Equity
CB	Chubb Limited	P	Equity
CBAT	CBAK ENERGY TECHNOLOGY, INC.	P	Equity
CBL	CBL & ASSOCIATES PROPERTIES, INC.	P	Equity
CBOE	CBOE HOLDINGS, INC.	P	Equity
CBRE	CBRE Group, Inc.	P	Equity
CBRL	Cracker Barrel Old Country Store	P	Equity
CBT	CABOT CORPORATION	P	Equity
CC	The Chemours Company	P	Equity
CCCC	C4 THERAPEUTICS, INC.	P	Equity
CCCS	CCC Intelligent Solutions Holdings Inc.	P	Equity
CCEP	Coca-Cola European Partners plc	P	Equity
CCI	CROWN CASTLE INTER.	P	Equity
CCJ	CAMECO CORPORATION	P	Equity
CCK	CROWN HOLDINGS INC.	P	Equity
CCL	CARNIVAL CORPORATION	P	Equity
CCLD	CareCloud, Inc.	P	Equity
CCO	Clear Channel Outdoor HLD Inc CL. A	P	Equity
CCOI	Cogent Communications Holdings, Inc.	P	Equity
CCRN	Cross Country Healthcare, Inc.	P	Equity
CCS	Century Communities, Inc.	P	Equity
CDE	COEUR d' ALENE MINES CORP	P	Equity
CDLX	Cardlytics Inc	P	Equity
CDNA	CareDx, Inc	P	Equity
CDNS	CADENCE DESIGN SYSTEMS, I	P	Equity
CDW	CDW CORPORATION	P	Equity
CDXS	Codexis Inc.	P	Equity
CDZI	Cadiz Inc.	P	Equity
CE	CELANESE CORPORATION	P	Equity
CECO	CECO Environmental Corporation	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
CEG	CONSTELLATION ENERGY CORPORATION	P	Equity
CELH	Celsius Holdings, Inc.	P	Equity
CELU	Celularity Inc.	P	Equity
CENX	CENTURY ALUMINUM COMPANY	P	Equity
CEP	CANTOR EQUITY PARTNERS INC	P	Equity
CERS	CERUS CORPORATION	P	Equity
CERT	CERTARA, INC.	P	Equity
CEVA	Ceva Inc	P	Equity
CF	CF INDUSTRIES HOLDINGS, INC.	P	Equity
CFG	Citizens Financial Group, Inc.	P	Equity
CFLT	CONFLUENT, INC.	P	Equity
CFR	CULLEN/FROST BANKERS INC.	P	Equity
CG	The Carlyle Group LP	P	Equity
CGAU	CENTERRA GOLD INC.	P	Equity
CGBD	Carlyle Secured Lending, Inc.	P	Equity
CGC	Canopy Growth Corporation	P	Equity
CGEM	CULLINAN ONCOLOGY, INC.	P	Equity
CGEN	Compugen Ltd.	P	Equity
CGNT	COGNYTE SOFTWARE LTD	P	Equity
CGNX	COGNEX CORPORATION	P	Equity
CGON	CYBIN, INC.	P	Equity
CHAT	TIDAL TRUST II ROUNDHILL GENERATIVE AI & TECH ETF	P	ETF
CHAU	Direxion Dly CSI 300 Chn A Shr Br 2X ETF	P	ETF
CHCT	COMMUNITY HEALTHCARE TRUST INCORPORATED	P	Equity
CHD	CHURCH & DWIGHT CO.	P	Equity
CHDN	Churchill Downs, Inc.	P	Equity
CHE	Chemed Corporation	P	Equity
CHEF	Chefs' Warehouse Inc/The	P	Equity
CHGG	CHEGG, INC	P	Equity
CHKP	CHECK POINT SOFTWARE TECHNOLOGIES LTD.	P	Equity
CHMI	CHERRY HILL MORTGAGE INVESTMENT CORP.	P	Equity
CHPT	ChargePoint Holdings, Inc.	P	Equity
CHRD	Chord Energy Corporation	P	Equity
CHRS	Coherus BioSciences, Inc.	P	Equity
CHRW	CH ROBINSON WORLDWIDE INC.	P	Equity
CHTR	Charter Communications Inc. Cl A	P	Equity
CHWY	Chewy, Inc.	P	Equity
CHX	ChampionX Corporation	P	Equity
CI	CIGNA CORPORATION	P	Equity
CIA	Citizens Inc.	P	Equity
CIBR	First Trust NASDAQ Cybersecurity ETF	P	ETF
CIEN	CIENA CORPORATION	P	Equity
CIFR	Cipher Mining Inc.	P	Equity
CIG	Companhia Energetica de Minas Gerais - CEMIG (125)	P	Equity
CIM	CHIMERA INVESTMENT CORPORATION	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
CINF	Cincinnati Financial Corp.	P	Equity
CIO	City Office REIT, Inc.	P	Equity
CIVI	Civitas Resources, Inc	P	Equity
CL	COLGATE-PALMOLIVE COMPANY	P	Equity
CLAR	Clarus Corporation	P	Equity
CLB	Core Laboratories N.V.	P	Equity
CLBR	COLOMBIER ACQUISITION CORP II	P	Equity
CLBT	Cellebrite DI Ltd.	P	Equity
CLDX	Celldex Therapeutics, Inc.	P	Equity
CLF	CLIFFS NATURAL RESOURCES INC.	P	Equity
CLFD	Clearfield, Inc.	P	Equity
CLH	CLEAN HARBORS INC	P	Equity
CLLS	Cellectis S.A.	P	Equity
CLMT	Calumet Specialty Products Partners, L.P.	P	Equity
CLNE	CLEAN ENERGY FUELS CORPORATION	P	Equity
CLOU	Global X Cloud Computing ETF Global X Cloud Computing ETF	P	ETF
CLOV	Clover Health Investments, Corporation	P	Equity
CLPR	CLIPPER REALTY, INC.	P	Equity
CLPT	CLEARPOINT NEURO INC	P	Equity
CLRB	CELLECTAR BIOSCIENCES, INC.	P	Equity
CLS	Celestica, Inc.	P	Equity
CLSD	Clearside Biomedical, Inc.	P	Equity
CLSK	CleanSpark, Inc.	P	Equity
CLVT	Clarivate Plc	P	Equity
CLW	Clearwater Paper Corporation	P	Equity
CLX	CLOROX CO	P	Equity
CM	Canadian Imperial Bank of Commerce	P	Equity
CMA	COMERICA, INC.	P	Equity
CMBM	CAMBIUM NETWORKS CORPORATION	P	Equity
CMBT	Euronav NV	P	Equity
CMC	COMMERCIAL METALS COMPANY	P	Equity
CMCM	Cheetah Mobile Inc.	P	Equity
CMCSA	COMCAST CORPORATION	P	Equity
CME	CME GROUP INC.	P	Equity
CMG	CHIPOTLE MEXICAN GRILL, INC.	P	Equity
CMI	CUMMINS INC.	P	Equity
CMP	Compass Minerals International, Inc.	P	Equity
CMPO	COMPOSECURE, INC. CLASS A	P	Equity
CMPR	CIMPRESS N.V.	P	Equity
CMPS	COMPASS PATHWAYS PLC	P	Equity
CMPX	COMPASS THERAPEUTICS, INC.	P	Equity
CMRE	Costamare Inc.	P	Equity
CMS	CMS ENERGY CORPORATION	P	Equity
CMTG	CLAROS MORTGAGE TRUST, INC.	P	Equity
CMTL	COMTECH TELECOMMUNICATION	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
CNA	CNA FINANCIAL CORPORATION	P	Equity
CNC	CENTENE CORP	P	Equity
CNDT	Conduent Incorporated	P	Equity
CNH	CNH Industrial N.V.	P	Equity
CNI	CANADIAN NATIONAL RAILWAY	P	Equity
CNK	Cinemark Holdings, Inc.	P	Equity
CNM	CORE & MAIN INC	P	Equity
CNMD	CONMED CORP.	P	Equity
CNNE	Cannae Holdings, Inc.	P	Equity
CNO	CNO Financial Group, Inc.	P	Equity
CNP	CENTERPOINT ENERGY, INC.	P	Equity
CNQ	CANADIAN NATURAL RESOURCES LIMITED	P	Equity
CNR	Core Natural Resources, Inc.	P	Equity
CNTA	CENTESSA PHARMACEUTICALS PLC	P	Equity
CNTY	Century Casinos, Inc.	P	Equity
CNX	CNX Resources Corporation	P	Equity
CNXC	CONCENTRIX CORPORATION	P	Equity
COCO	VITA COCO COMPANY, INC.	P	Equity
CODI	Compass Diversified Holdings LLC	P	Equity
CODX	Co-Diagnostics, Inc.	P	Equity
COF	CAPITAL ONE FINANCIAL CORPORATION	P	Equity
COGT	COGENT BIOSCIENCES, INC.	P	Equity
COHR	Coherent Corporation	P	Equity
COHU	Cohu, Inc.	P	Equity
COIN	Coinbase Global, Inc.	P	Equity
COLB	Columbia Banking System, Inc.	P	Equity
COLD	Americold Realty Trust	P	Equity
COLM	COLUMBIA SPORTWEAR CO.	P	Equity
COMM	COMMSCOPE HOLDING CO, INC.	P	Equity
COMP	COMPASS INC	P	Equity
CONL	GraniteShares ETF Trust GraniteShares 2x Long COIN	P	ETF
CONY	YIELDMAX COIN OPTION INCOME STRATEGY ETF	P	ETF
COO	Cooper Companies, Inc.	P	Equity
COOK	TRAEGER, INC.	P	Equity
COOP	Mr. Cooper Group Inc.	P	Equity
COP	CONOCOPHILLIPS	P	Equity
COPX	GLOBAL X COPPER MINERS ETF	P	ETF
COR	Cencora, Inc.	P	Equity
CORN	TEUCRIUM COMMODITY TRUST CORN FUND SHARES ETF	P	ETF
CORT	Corcept Therapeutics Incorporated	P	Equity
CORZ	CORE SCIENTIFIC, INC	P	Equity
COSM	COSMOS HOLDINGS INC.	P	Equity
COST	COSTCO WHOLESALE CORPORATION	P	Equity
COTY	COTY INC.	P	Equity
COUR	COURSERA, INC.	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
CP	Canadian Pacific Railway Limited	P	Equity
CPA	Copa Holdings SA	P	Equity
CPAY	Corpay, Inc.	P	Equity
CPB	CAMPBELL SOUP CO	P	Equity
CPER	UNITED STATES COPPER INDEX FUND	P	ETF
CPIX	CUMBERLAND PHARMACEUTICALS INC.	P	Equity
CPNG	COUPANG INC	P	Equity
CPRI	Capri Holdings Limited	P	Equity
CPRT	COPART INC	P	Equity
CPRX	CATALYST PHARMACEUTICAL PARTNES INC.	P	Equity
CPS	Cooper-Standard Holdings Inc.	P	Equity
CPSH	CPS TECHNOLOGIES CORPORATION	P	Equity
CPT	Camden Property Trust	P	Equity
CQP	Cheniere Energy Ptnrs L.P.	P	Equity
CR	Crane Co.	P	Equity
CRBG	COREBRIDGE FINANCIAL INC	P	Equity
CRBP	CORBUS PHARMACEUTICALS HOLDINGS, INC.	P	Equity
CRBU	CARIBOU BIOSCIENCES, INC.	P	Equity
CRC	CALIFORNIA RESOURCES CORP	P	Equity
CRCT	CRICUT, INC.	P	Equity
CRDF	Cardiff Oncology, Inc.	P	Equity
CRDL	CARDIOL THERAPEUTICS INC.	P	Equity
CRDO	CREDO TECHNOLOGY GROUP HOLDING LTD.	P	Equity
CRESY	Cresud Sociedad Anonima Comercial, Inmobiliaria, Financiera y Agropecuaria	P	Equity
CRGX	CARGO THERAPEUTICS, INC.	P	Equity
CRGY	CRESCENT ENERGY COMPANY	P	Equity
CRH	CRH plc	P	Equity
CRI	CARTER'S , INC.	P	Equity
CRK	COMSTOCK RESOURCES INC.	P	Equity
CRL	Charles River Laboratories International, Inc.	P	Equity
CRM	SALESFORCE.COM, INC	P	Equity
CRMD	CorMedix Inc.	P	Equity
CRNC	Cerence Inc.	P	Equity
CRNT	Ceragon Networks Ltd.	P	Equity
CRNX	CRINETICS PHARMACEUTICALS INC	P	Equity
CRON	Cronos Group Inc.	P	Equity
CROX	CROCS, INC.	P	Equity
CRS	CARPENTER TECHNOLOGY CORP.	P	Equity
CRSP	CRISPR Therapeutics AG	P	Equity
CRSR	CORSAIR GAMING, INC.	P	Equity
CRTO	CRITEO SA	P	Equity
CRUS	CIRRUS LOGIC INC.	P	Equity
CRVS	Corvus Pharmaceuticals, Inc.	P	Equity
CRWD	CrowdStrike Holdings, Inc.	P	Equity
CRWV	CoreWeave, Inc.	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
CSCO	CISCO SYSTEMS, INC.	P	Equity
CSGP	LoopNet, Inc. (Merger)	P	Equity
CSIQ	Canadian Solar Inc	P	Equity
CSL	Carlisle Companies Incorporated	P	Equity
CSTE	CAESARSTONE SDOT-YAM LTD.	P	Equity
CSTL	CASTLE BIOSCIENCES, INC.	P	Equity
CSTM	CONSTELLIUM N.V	P	Equity
CSV	Carriage Services, Inc.	P	Equity
CSWC	Capital Southwest Corp	P	Equity
CSX	CSX CORPORATION	P	Equity
CTAS	CINTAS CORP.	P	Equity
CTLP	Cantaloupe, Inc.	P	Equity
CTMX	CytomX Therapeutics, Inc.	P	Equity
CTOS	Custom Truck One Source, Inc.	P	Equity
CTRA	Coterra Energy Inc.	P	Equity
CTRM	CASTOR MARITIME, INC.	P	Equity
CTRN	Citi Trends, Inc.	P	Equity
CTSH	COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION	P	Equity
CTSO	CYTOSORBENTS CORPORATION	P	Equity
CTVA	Corteva, Inc.	P	Equity
CTXR	CITIUS PHARMACEUTICALS INC	P	Equity
CUBE	CubeSmart	P	Equity
CUBI	Customers Bancorp, Inc Common Stock	P	Equity
CUE	CUE BIOPHARMA INC	P	Equity
CUK	Carnival Corporation & Plc	P	Equity
CULP	Culp, Inc.	P	Equity
CURE	Direxion Daily Healthcare Bull 3X ETF	P	ETF
CURI	CURIOSITYSTREAM INC	P	Equity
CURV	TORRID HOLDINGS INC.	P	Equity
CVAC	CUREVAC N.V.	P	Equity
CVE	Cenovus Energy Inc.	P	Equity
CVGI	Commercial Vehicle Group, Inc.	P	Equity
CVGW	CALAVO GROWERS INC.	P	Equity
CVI	CVR Energy, Inc.	P	Equity
CVLG	Covenant Logistics Group, Inc.	P	Equity
CVLT	Commvault Systems Inc	P	Equity
CVNA	Carvana Co.	P	Equity
CVRX	CVRX, INC.	P	Equity
CVS	CVS CAREMARK CORPORATION	P	Equity
CVX	CHEVRON CORPORATION	P	Equity
CWAN	CLEARWATER ANALYTICS HOLDINGS	P	Equity
CWB	SPDR Barclays Convertible Secs ETF	P	ETF
CWEB	Direxion Shares ETF Trust - Direxion Daily CSI China Internet Index Bull 2X Shares	P	ETF
CWEN	Clearway Energy, Inc.	P	Equity
CWH	Camping World Holdings, Inc.	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
CWK	Cushman Wakefield Plc	P	Equity
CWST	Casella Waste Systems Inc.	P	Equity
CX	CEMEX, S.A.B. DE C.V.	P	Equity
CXAI	CXApp Inc.	P	Equity
CXDO	CREXENDO, INC.	P	Equity
CXM	SPRINKLR, INC.	P	Equity
CXW	CORRECTIONS CORPORATION OF AMERICA	P	Equity
CYBN	CYBIN, INC.	P	Equity
CYBR	CYBERARK SOFTWARE, LTD.	P	Equity
CYD	China Yuchai International Limited	P	Equity
CYH	COMMUNITY HEALTH SYSTEMS, INC.	P	Equity
CYRX	CryoPort, Inc	P	Equity
CYTK	CYTOKINETICS, INCORPORATED	P	Equity
CZR	Caesars Entertainment Corporation	P	Equity
D	DOMINION RESOURCES	P	Equity
DAC	DANAOS CORPORATION	P	Equity
DADA	DADA NEXUS LTD.	P	Equity
DAKT	DAKTRONICS INC.	P	Equity
DAL	DELTA AIR LINES INC.	P	Equity
DAN	Dana Holding Corporation	P	Equity
DAO	YOUDAO INC	P	Equity
DAPP	VanEck Digital Transformation ETF	P	ETF
DAR	Darling International, Inc.	P	Equity
DASH	DoorDash, Inc.	P	Equity
DAVA	ENDAVA PLC	P	Equity
DAVE	Dave Inc.	P	Equity
DAWN	DAY ONE BIOPHARMACEUTICALS, INC.	P	Equity
DAY	Dayforce, Inc.	P	Equity
DB	DEUTSCHE BANK AG	P	Equity
DBA	POWERSHARES DB AGRICULTURE	P	ETF
DBB	PowerShares DB Base Metals ETF	P	ETF
DBC	PoweShares DB Commodity Index Tracking Fund	P	ETF
DBI	Designer Brands Inc. (	P	Equity
DBO	PowerShares DB Oil Fund	P	ETF
DBRG	DigitalBridge Group, Inc.	P	Equity
DBX	Dropbox, Inc.	P	Equity
DCGO	DOCGO INC	P	Equity
DCI	Donaldson Company, Inc.	P	Equity
DCOM	Dime Community Bancshares, Inc.	P	Equity
DCTH	DELCATH SYSTEM INC	P	Equity
DD	DuPont de Nemours, Inc.	P	Equity
DDD	3D SYSTEMS CORPORATION	P	Equity
DDM	ProShares Ultra Dow30	P	ETF
DDOG	Datadog Inc	P	Equity
DE	DEERE & COMPANY	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
DECK	DECKERS OUTDOOR CORPORATION	P	Equity
DEI	Douglas Emmett Inc	P	Equity
DELL	Dell Technologies, Inc.	P	Equity
DENN	Denny's Corp.	P	Equity
DEO	DIAGEO PLC	P	Equity
DFEN	Direxion Daily Aerospace & Defense Bull 3X Shares Direxion Daily Aerospace	P	ETF
DFH	DREAM FINDERS HOMES, INC.	P	Equity
DG	DOLLAR GENERAL CORPORATION	P	Equity
DGRO	iShares Core Dividend Growth ETF	P	Equity
DGX	QUEST DIAGNOSTICS INC	P	Equity
DH	DEFINITIVE HEALTHCARE CORP.	P	Equity
DHC	Diversified Healthcare Trust (	P	Equity
DHI	DR HORTON INC.	P	Equity
DHR	DANAHER CORPORATION	P	Equity
DHT	DHT Holdings, Inc.	P	Equity
DHX	DHI Group, Inc.	P	Equity
DIA	SPDR DOW JONES INDUSTRIAL AVERAGE	P	ETF
DIBS	1STDIBS.COM, INC.	P	Equity
DIG	ProShares Ultra Oil & Gas	P	ETF
DIN	DineEquity, Inc	P	Equity
DINO	HF Sinclair Corporation	P	Equity
DIOD	Diodes Incorporated	P	Equity
DIS	THE WALT DISNEY COMPANY	P	Equity
DIVO	AMPLIFY CWP ENHANCED DIVIDEND INCOME ETF	P	ETF
DJP	iPath DJ-UBS Commodity Indx Tot Ret ETN	P	ETF
DJT	Trump Media & Technology Group Corp.	P	Equity
DK	Delek US Holdings, Inc.	P	Equity
DKL	Delek Logistics Partners LP	P	Equity
DKNG	DraftKings Inc.	P	Equity
DKS	DICK'S SPORTING GOODS INC.	P	Equity
DLB	DOLBY LABORATORIES, INC.	P	Equity
DLHC	DLH HOLDINGS CORP.	P	Equity
DLNG	Dynagas LNG Partners LP	P	Equity
DLO	DLOCAL, LTD	P	Equity
DLR	Digital Realty Trust Inc	P	Equity
DLTH	Duluth Holdings Inc.	P	Equity
DLTR	DOLLAR TREE, INC.	P	Equity
DLX	DELUXE CORPORATION	P	Equity
DMLP	Dorchester Minerals LP	P	Equity
DMRC	Digimarc Corporation	P	Equity
DNA	Ginkgo Bioworks Holdings, Inc. (	P	Equity
DNB	Dun & Bradstreet Holdings, Inc.	P	Equity
DNLI	Denali Therapeutics Inc	P	Equity
DNN	Denison Mines Corp.	P	Equity
DNOW	NOW, INC.	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
DNUT	KRISPY KREME, INC	P	Equity
DOC	Physicians Realty Trust	P	Equity
DOCN	DIGITALOCEAN HOLDINGS, INC.	P	Equity
DOCS	DOXIMITY, INC	P	Equity
DOCU	Docusign Inc.	P	Equity
DOG	ProShares Short Dow30	P	ETF
DOLE	DOLE PLS	P	Equity
DOMO	Domo, Inc.	P	Equity
DOOO	BRP, INC.	P	Equity
DOUG	DOUGLAS ELLIMAN INC.	P	Equity
DOV	DOVER CORPORATION	P	Equity
DOW	Dow Inc.	P	Equity
DOX	AMDOCS LTD	P	Equity
DPST	Direxion Shares ETF Trust - Direxion Daily Regional Banks Bull 3X Shares	P	ETF
DPZ	DOMINO'S PIZZA INC	P	Equity
DQ	Daqo New Energy Corp	P	Equity
DRD	DRDGOLD Ltd.	P	Equity
DRI	DARDEN RESTAURANTS, INC.	P	Equity
DRIO	DARIOHEALTH CORP	P	Equity
DRIP	Direxion Dly S&P Oil&Gs Ex&Prd Br 3X ETF	P	ETF
DRN	Direxion Daily Real Estate Bull 3x ETF	P	ETF
DRS	Leonardo DRS, Inc.	P	Equity
DRV	Direxion Daily Real Estate Bear 3x ETF	P	ETF
DRVN	DRIVEN BRANDS HOLDINGS INC	P	Equity
DSGX	DESCARTES SYSTEM GROUP INC	P	Equity
DSP	VIANT TECHNOLOGY, INC.	P	Equity
DSX	DIANA SHIPPING INC	P	Equity
DT	Dynatrace Inc	P	Equity
DTE	DTE Energy Company	P	Equity
DTM	DT Midstream, Inc.	P	Equity
DUK	DUKE ENERGY CORPORATION	P	Equity
DUOL	DUOLINGO, INC.	P	Equity
DUST	Direxion Daily Gold Miners Bear 3X Shares	P	ETF
DV	DOUBLEVERIFY HOLDINGS INC	P	Equity
DVA	DaVita HealthCare Partners Inc.	P	Equity
DVAX	DYNAVAX TECHNOLOGIES CORPORATION	P	Equity
DVN	DEVON ENERGY CORPORATION	P	Equity
DVY	ISHARES DJ SELECT DIVIDEND	P	ETF
DX	Dynex Capital, Inc.	P	Equity
DXC	DXC Technology Company	P	Equity
DXCM	DexCom, Inc.	P	Equity
DXD	ProShares UltraShort Dow30 (25 Shares)	P	ETF
DXJ	WISDOMTREE JAPAN HEDGED EQUITY FUND	P	ETF
DXLG	DESTINATION XL GROUP, INC.	P	Equity
DXPE	DXP Enterprises, Inc.	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
DY	DYCOM INDUSTRIES INC.	P	Equity
DYAI	DYADIC INTERNATIONAL, INC.	P	Equity
DYN	DYNE THERAPEUTICS INC	P	Equity
E	ENI SpA	P	Equity
EA	ELECTRONIC ARTS INC.	P	Equity
EAF	GrafTech International Ltd.	P	Equity
EAT	BRINKER INT'L, INC.	P	Equity
EB	Eventbrite, Inc.	P	Equity
EBAY	EBAY INC.	P	Equity
EBC	EASTERN BANKSHARES, INC.	P	Equity
EBS	Emergent Biosolutions, Inc.	P	Equity
EC	Ecopetrol SA	P	Equity
ECH	iShares MSCI Chile ETF	P	ETF
ECL	ECOLAB INC.	P	Equity
ECPG	Encore Capital Group Inc	P	Equity
ECVT	Ecovyst Inc.	P	Equity
ED	CON EDISON	P	Equity
EDAP	EDAP TMS S.A.	P	Equity
EDC	Direxion Daily Emerging Markets Bull 3X Shares (20	P	ETF
EDIT	Editas Medicine, Inc.	P	Equity
EDU	NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP	P	Equity
EDV	VANGUARD EXTENDED DURATION TREASURY ETF	P	ETF
EDZ	Direxion Daily Emerging Markets Bear 3X Share	P	ETF
EE	EXCELERATE ENERGY, INC.	P	Equity
EEFT	EURONET WORLDWIDE, INC.	P	Equity
EEM	ISHARES MSCI EMERGING MARKETS INDEX	P	ETF
EETH	PROSHARES ETHER STRATEGY ETF	P	ETF
EEV	ProShares UltraShort MSCI Emerging Mkts	P	ETF
EFA	ISHARES MSCI EAFE INDEX	P	ETF
EFC	Ellington Financial LLC	P	Equity
EFX	EQUIFAX INC.	P	Equity
EG	Everest Group, Ltd.	P	Equity
EGBN	Eagle Bancorp Inc	P	Equity
EGHT	8x8 Inc	P	Equity
EGO	ELDORADO GOLD CORPORATION	P	Equity
EGY	VAALCO ENERGY INC	P	Equity
EH	EHANG HOLDINGS LTD. SPONSORED ADR	P	Equity
EHAB	Enhabit, Inc.	P	Equity
EHC	Encompass Health Corporation	P	Equity
EHTH	eHealth, Inc.	P	Equity
EIX	EDISON INTERNATIONAL	P	Equity
EL	The Estée Lauder Companies Inc.	P	Equity
ELAN	Elanco Animal Health Incorporated	P	Equity
ELDN	ELEDON PHARMACEUTICALS, INC.	P	Equity
ELF	e.l.f. Beauty, Inc.	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
ELME	Elme Communities	P	Equity
ELS	Equity Lifestyle Properties, Inc.	P	Equity
ELV	Elevance Health, Inc	P	Equity
EMB	iShares J.P. Morgan USD Emerging Markets Bond ETF	P	ETF
EMBC	EMBECTA CORP.	P	Equity
EME	EMCOR GROUP INC	P	Equity
EMLC	VanEck Vectors J.P. Morgan EM Local Currency Bond ETF	P	ETF
EMN	EASTMAN CHEMICAL COMPANY	P	Equity
EMR	EMERSON ELECTRIC COMPANY	P	Equity
EMX	EMX ROYALTY CORP	P	Equity
ENB	Enbridge Inc	P	Equity
ENLV	ENLIVEX THERAPEUTICS LTD.	P	Equity
ENOV	Enovis Corporation	P	Equity
ENPH	Enphase Energy Inc.	P	Equity
ENR	Energizer Holdings, Inc.	P	Equity
ENS	Enersys	P	Equity
ENSG	Ensign Group, Inc.	P	Equity
ENTA	Enanta Pharmaceuticals, Inc.	P	Equity
ENTG	Entegris, Inc.	P	Equity
ENTX	ENTERA BIO LTD.	P	Equity
ENVA	Enova International, Inc.	P	Equity
ENVX	Enovix Corporation	P	Equity
EOG	EOG RESOURCES, INC.	P	Equity
EOLS	Evolus, Inc.	P	Equity
EOSE	Eos Energy Enterprises, Inc.	P	Equity
EPAM	EPAM Systems, Inc.	P	Equity
EPC	Edgewell Personal Care Company	P	Equity
EPD	ENTERPRISE PRODUCTS PARTNERS L.P.	P	Equity
EPI	WisdomTree India Earning Fund	P	ETF
EPIX	ESSA PHARMA INC	P	Equity
EPM	Evolution Petroleum Corporation	P	Equity
EPR	EPR Properties	P	Equity
EPRT	Essential Properties Realty Trust Inc	P	Equity
EPV	ProShares UltraShort FTSE Europe	P	ETF
EQH	AXA Equitable Holdings, Inc.	P	Equity
EQIX	EQUINIX, INC.	P	Equity
EQNR	Equinor ASA	P	Equity
EQR	EQUITY RESIDENTIAL	P	Equity
EQT	EQT Corporation	P	Equity
EQX	Equinox Gold Corp.	P	Equity
ERAS	ERASCA, INC.	P	Equity
ERIC	Ericsson	P	Equity
ERIE	Erie Indemnity Company Cl A	P	Equity
ERII	Energy Recovery Inc.	P	Equity
ERJ	Embraer S.A.	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
ERO	ERO COPPER CORP.	P	Equity
ERX	DIREXION DAILY ENERGY BULL 3X SHARES	P	ETF
ERY	Direxionshares Daily Energy Bear 3X Shares	P	ETF
ES	Eversource Energy	P	Equity
ESI	Element Solutions Inc.	P	Equity
ESLT	ELBIT SYSTEMS LTD.	P	Equity
ESPR	Esperion Therapeutics, Inc.	P	Equity
ESRT	Empire State Realty Trust, Inc.	P	Equity
ESS	Essex Property Trust Inc.	P	Equity
ESTA	ESTABLISHMENT LABS HOLDINGS, INC.	P	Equity
ESTC	Elastic N.V.	P	Equity
ET	Energy Transfer LP	P	Equity
ETD	Ethan Allen Interiors Inc.	P	Equity
ETH	Grayscale Ethereum Mini Trust ETF	P	ETF
ETHA	iShares Ethereum Trust	P	ETF
ETHE	Grayscale Ethereum Trust ETF	P	ETF
ETHT	PROSHARES ULTRA ETHER ETF	P	ETF
ETHU	2X ETHER ETF	P	ETF
ETHW	Bitwise Ethereum ETF	P	ETF
ETN	EATON CORPORATION PLC	P	Equity
ETNB	89BIO INC	P	Equity
ETON	ETON PHARMACEUTICALS, INC	P	Equity
ETOR	eToro Group Ltd.	P	Equity
ETR	ENTERGY CORPORATION	P	Equity
ETSY	Etsy,Inc.	P	Equity
ETWO	E2open Parent Holdings, Inc.	P	Equity
EU	ENCORE ENERGY CORP.	P	Equity
EUFN	iShares MSCI Europe Financials ETF	P	ETF
EUO	PROSHARES ULTRASHORT EURO	P	ETF
EVC	Entravision Communications Corporation	P	Equity
EVER	EverQuote Inc	P	Equity
EVEX	Eve Holding, Inc	P	Equity
EVGO	EVgo Inc.	P	Equity
EVH	Evolent Health, Inc.	P	Equity
EVLV	Evolv Technologies Holdings, Inc.	P	Equity
EVR	Evercore Partners Inc.	P	Equity
EVRG	Evergy, Inc.	P	Equity
EVRI	Everi Holdings Inc.	P	Equity
EW	EDWARDS LIFESCIENCES CORP.	P	Equity
EWA	ISHARES MSCI AUSTRALIA INDEX	P	ETF
EWBC	EAST WEST BANCORP INC	P	Equity
EWC	iShares Canada Index ETF	P	ETF
EWCZ	EUROPEAN WAX CENTER, INC.	P	Equity
EWG	iShares MSCI Germany Index Fund ETF	P	ETF
EWH	ISHARES MSCI HONG KONG INDEX	P	ETF

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
EWI	iShares MSCI Italy Index Fund	P	ETF
EWJ	ISHARES MSCI JAPAN INDEX	P	ETF
EWM	ISHARES MSCI MALAYSIA INDEX ETF	P	ETF
EWP	iShares MSCI Spain Capped	P	ETF
EWQ	iShares MSCI France	P	ETF
EWS	iShares MSCI Singapore	P	ETF
EWT	ISHARES TAIWAN INDEX ETF	P	ETF
EWTX	EDGEWISE THERAPEUTICS, INC.	P	Equity
EWU	iShares MSCI United Kingdom Index ETF	P	ETF
EWW	ISHARES MSCI MEXICO CAPPED ETF	P	ETF
EWY	ISHARES MSCI SOUTH KOREA CAPPED INDEX	P	ETF
EWZ	ISHARES MSCI BRAZIL CAPPED INDEX	P	ETF
EXAS	Exact Sciences Corp.	P	Equity
EXC	EXELON CORPORATION	P	Equity
EXE	Expand Energy Corporation	P	Equity
EXEL	EXELIXIS, INC.	P	Equity
EXFY	EXPENSIFY, INC.	P	Equity
EXK	Endeavour Silver Corp.	P	Equity
EXLS	ExlService Holdings, Inc.	P	Equity
EXP	EAGLE MATERIALS INC.	P	Equity
EXPD	EXPEDITORS INTERNATIONAL	P	Equity
EXPE	EXPEDIA INC.	P	Equity
EXPI	eXp World Holdings, Inc.	P	Equity
EXR	Extra Space Storage Inc.	P	Equity
EXTR	EXTREME METWORKS, INC.	P	Equity
EYE	National Vision Holdings, Inc.	P	Equity
EYPT	EyePoint Pharmaceuticals, Inc.	P	Equity
EZA	iShares MSCI South Africa Index	P	ETF
EZPW	EZCORP, INC	P	Equity
EZU	iShares MSCI Eurozone	P	ETF
F	FORD MOTOR COMPANY	P	Equity
FAF	First American Financial Corporation	P	Equity
FAN	FIRST TRUST GLOBAL WIND ENERGY ETF	P	ETF
FANG	DIAMONDBACK ENERGY, INC.	P	Equity
FARM	FARMER BROS. CO.	P	Equity
FARO	FARO TECHNOLOGIES	P	Equity
FAS	DIREXION DAILY FINANCIAL BULL 3X SHARES	P	ETF
FAST	FASTENAL COMPANY	P	Equity
FATE	Fate Therapeutics, Inc.	P	Equity
FAZ	DIREXION DAILY FINANCIAL BEAR 3X SHARES	P	ETF
FBIN	Fortune Brands Innovations, Inc.	P	Equity
FBIO	FORTRESS BIOTECH, INC.	P	Equity
FBL	GraniteShares ETF Trust 2x Long META Daily ETF	P	ETF
FBTC	Fidelity Wise Origin Bitcoin Fund	P	ETF
FC	Franklin Covey Co.	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	**Company Name**	**List Exch**	**Inst Type**
FCEL	FUELCELL ENERGY, INC.	P	Equity
FCFS	FirstCash Holdings, Inc.	P	Equity
FCG	First Trust ISE-Revere Natural Gas ETF	P	ETF
FCN	FTI CONSULTING, INC.	P	Equity
FCNCA	FIRST CITIZENS BANCSHARES, INC.	P	Equity
FCX	FREEPORT-MCMORAN COPPER & GOLD INC.	P	Equity
FDMT	4D MOLECULAR THERAPEUTICS, INC.	P	Equity
FDN	First Trust Dow Jones Internet ETF	P	ETF
FDP	Fresh Del Monte Produce Inc.	P	Equity
FDS	FACTSET RESEARCH SYSTEMS	P	Equity
FDUS	Fidus Investment Corporation	P	Equity
FDX	FEDEX CORPORATION	P	Equity
FE	FIRSTENERGY CORP.	P	Equity
FENY	Fidelity MSCI Energy Index ETF	P	ETF
FERG	FERGUSON PLC	P	Equity
FETH	Fidelity Ethereum Fund	P	ETF
FEZ	SPDR EURO STOXX 50 ETF	P	ETF
FF	FutureFuel Corp	P	Equity
FFAI	Faraday Future Intelligent Electric Inc.	P	Equity
FFIV	F5 NETWORKS, INC.	P	Equity
FFWM	FIRST FOUNDATION, INC.	P	Equity
FGEN	FibroGen, Inc.	P	Equity
FHN	FIRST HORIZON NATIONAL CORPORATION	P	Equity
FI	Fiserv, Inc	P	Equity
FICO	FAIR ISAAC CORPORATION	P	Equity
FIGS	FIGS, INC.	P	Equity
FINV	FinVolution Group	P	Equity
FINX	GLOBAL X FINTECH ETF	P	ETF
FIP	FTAI INFRASTRUCTURE INC.	P	Equity
FIS	Fidelity National Information Services, Inc.	P	Equity
FITB	FIFTH THIRD BANCORP	P	Equity
FIVE	Five Below Inc	P	Equity
FIVN	Five9, Inc.	P	Equity
FIX	Comfort Systems USA Inc.	P	Equity
FIZZ	National Beverage Corp	P	Equity
FKWL	FRANKLIN WIRELESS CORP.	P	Equity
FL	FOOT LOCKER, INC.	P	Equity
FLEX	Flex Ltd.	P	Equity
FLG	Flagstar Financial, Inc.	P	Equity
FLGT	Fulgent Genetics, Inc.	P	Equity
FLL	FULL HOUSE RESORTS, INC.	P	Equity
FLNC	FLUENCE ENERGY, INC.	P	Equity
FLNG	FLEX LNG LTD	P	Equity
FLO	FLOWERS FOODS, INC.	P	Equity
FLR	FLUOR CORPORATION	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
FLS	Flowserve Corp.	P	Equity
FLUT	FLUTTER ENTERTAINMENT PLC	P	Equity
FLUX	FLUX POWER HOLDINGS, INC	P	Equity
FLWS	1-800-Flowers.com Inc.	P	Equity
FLYW	FLYWIRE CORPORATION	P	Equity
FMC	FMC CORPORATION	P	Equity
FMNB	Farmers National Banc Corp.	P	Equity
FMS	Fresenius Medical Care AG & Co KGaA	P	Equity
FMX	Fomento Economico Mexicano, S.A.B. de C.V.	P	Equity
FN	Fabrinet	P	Equity
FNB	F N B Corp. PA	P	Equity
FND	Floor & Decor Holdings, Inc.	P	Equity
FNF	FIDELITY NATIONAL FINANCIAL	P	Equity
FNGR	FINGERMOTION INC	P	Equity
FNGS	MicroSectors FANG+ ETN	P	ETF
FNKO	Funko, Inc.	P	Equity
FNV	Franco-Nevada Corporation	P	Equity
FOA	Finance of America Companies Inc.	P	Equity
FOLD	Amicus Therapeutics, Inc.	P	Equity
FOR	Forestar Group Inc.	P	Equity
FORM	FormFactor Inc.	P	Equity
FOSL	FOSSIL, INC.	P	Equity
FOUR	Shift4 Payments, Inc.	P	Equity
FOX	FOX CORPCL B COM	P	Equity
FOXA	(New) Fox Corporation Class A	P	Equity
FOXF	Fox Factory Holding Corp.	P	Equity
FPE	First Trust Preferred Securities and Income ETF	P	ETF
FPH	FIVE POINT HOLDINGS LLC	P	Equity
FPI	Farmland Partners Inc.	P	Equity
FRGE	FORGE GLOBAL HOLDINGS, INC.	P	Equity
FRHC	FREEDOM HOLDING CORP.	P	Equity
FRO	FRONTLINE LIMITED	P	Equity
FROG	JFROG LTD.	P	Equity
FRPT	Freshpet, Inc.	P	Equity
FRSH	FRESHWORKS INC	P	Equity
FRSX	FORESIGHT AUTONOMOUS HOLDINGS LTD	P	Equity
FRT	Federal Realty Investment Trust	P	Equity
FSK	FS KKR Capital Corp.	P	Equity
FSLR	FIRST SOLAR, INC.	P	Equity
FSLY	Fastly, Inc.	P	Equity
FSM	Fortuna Silver Mines Inc.	P	Equity
FSP	Franklin Street Properties Corporation	P	Equity
FSS	FEDERAL SIGNAL CORP	P	Equity
FTAI	Fortress Transportation and Infrastructure Investors LLC	P	Equity
FTCI	FTC SOLAR, INC.	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
FTDR	frontdoor, inc.	P	Equity
FTEK	Fuel Tech inc.	P	Equity
FTHM	FATHOM HOLDINGS INC.	P	Equity
FTI	FMC TECHNOLOGIES, INC.	P	Equity
FTK	Flotek Industries Inc	P	Equity
FTNT	FORTINET INC.	P	Equity
FTRE	FORTREA HOLDINGS INC.	P	Equity
FTS	Fortis Inc.	P	Equity
FTV	Fortive Corporation	P	Equity
FUBO	FUBOTV INC.	P	Equity
FUL	FULLER (H.B.) CO	P	Equity
FULC	FULCRUM THERAPEUTICS, INC.	P	Equity
FULT	Fulton Financial Corporation	P	Equity
FUN	Six Flags Entertainment Corporation	P	Equity
FUTU	Futu Holdings Limited	P	Equity
FVRR	Fiverr International Ltd.	P	Equity
FWONK	Liberty Media Corporation Series C Liberty Formula One	P	Equity
FWRD	Forward Air Corporation	P	Equity
FWRG	FIRST WATCH RESTAURANT GROUP	P	Equity
FXB	CurrencyShares British Pound Sterling Trust	P	ETF
FXC	CurrencyShares Canadian Dollar Trust	P	ETF
FXE	CURRENCYSHARES EURO TRUST	P	ETF
FXF	CurrencyShares Swiss Franc ETF	P	ETF
FXI	ISHARES FTSE CHINA 25 INDEX FUND	P	ETF
FXP	ProShares UltraShort FTSE China 50	P	ETF
FXY	CURRENCYSHARES JAPANESE YEN TRUST	P	ETF
FYBR	FRONTIER COMMUNICATIONS PARENT, INC	P	Equity
G	GENPACT LIMITED	P	Equity
GAIN	Gladstone Investment Corporation	P	Equity
GALT	GALECTIN THERAPEUTICS, INC.	P	Equity
GAMB	GAMBLING.COM GROUP LTD	P	Equity
GANX	GAIN THERAPEUTICS, INC.	P	Equity
GAP	Gap, Inc	P	Equity
GASS	StealthGas Inc	P	Equity
GAU	Galiano Gold Inc.	P	Equity
GBDC	Golub Capital BDC, Inc.	P	Equity
GBIO	GENERATION BIO CO.	P	Equity
GBTC	Grayscale Bitcoin Trust ETF	P	ETF
GBX	THE GREENBRIER COMPANIES, INC.	P	Equity
GCI	Gannett Co., Inc.	P	Equity
GCMG	GCM GROSVENOR INC.	P	Equity
GCO	Genesco Inc.	P	Equity
GCT	GIGACLOUD TECHNOLOGY, INC. CLASS A	P	Equity
GD	GENERAL DYNAMICS CORPORATION	P	Equity
GDDY	GoDaddy Inc.	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
GDEN	Golden Entertainment, Inc.	P	Equity
GDOT	Green Dot Corporation	P	Equity
GDRX	GOODRX HOLDINGS INC	P	Equity
GDS	GDS Holdings Limited	P	Equity
GDX	MARKET VECTORS GOLD MINERS ETF	P	ETF
GDXJ	VANECK VECTORS JUNIOR GOLD MINERS ETF	P	ETF
GDYN	GRID DYNAMICS HOLDINGS, INC.	P	Equity
GE	GE Aerospace	P	Equity
GEF	Greif, Inc.	P	Equity
GEHC	GE HEALTHCARE TECHNOLOGIES INC.	P	Equity
GEL	Genesis Energy L.P.	P	Equity
GEN	Gen Digital Inc.	P	Equity
GENI	Genius Sports Limited	P	Equity
GEO	GEO Group Inc (The)	P	Equity
GEOS	GEOSPACE TECHNOLOGIES CORPORATION	P	Equity
GERN	GERON CORPORATION	P	Equity
GES	GUESS? INC.	P	Equity
GETY	Getty Images Holdings, Inc.	P	Equity
GEV	GE VERNOVA INC.	P	Equity
GEVO	GEVO, INC.	P	Equity
GFI	GOLD FIELDS LTD.	P	Equity
GFL	GFL Environmental Inc.	P	Equity
GFS	GLOBALFOUNDRIES INC.	P	Equity
GGAL	GRUPO FINANCIERO GALICIA S.A.	P	Equity
GGB	GERDAU S.A. (ADR)	P	Equity
GGG	GRACO, INC.	P	Equity
GGLL	Direxion Daily GOOGL Bull 2X Shares	P	ETF
GGR	GOGORO INC.	P	Equity
GH	Guardant Health, Inc.	P	Equity
GHRS	GH RESEARCH PLC	P	Equity
GIB	CGI Group Inc.	P	Equity
GIII	G-III Apparel Group Ltd	P	Equity
GIL	Gildan Activewear Inc	P	Equity
GILD	GILEAD SCIENCES INC.	P	Equity
GILT	Gilat Satellite Networks Ltd.	P	Equity
GIS	GENERAL MILLS, INC.	P	Equity
GKOS	Glaukos Corporation	P	Equity
GL	Globe Life Inc.	P	Equity
GLAD	Gladstone Capital Corporation	P	Equity
GLBE	GLOBAL ONLINE LTD	P	Equity
GLBS	GLOBUS MARITIME LIMITED	P	Equity
GLD	SPDR GOLD TRUST	P	ETF
GLDD	Great Lakes Dredge & Dock	P	Equity
GLL	ProShares UltraShort Gold	P	ETF
GLNG	Golar LNG ltd	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	**Company Name**	**List Exch**	**Inst Type**
GLOB	Globant S.A.	P	Equity
GLP	Global Partners LP	P	Equity
GLPG	Galapagos NV	P	Equity
GLPI	Gaming and Leisure Properties Inc	P	Equity
GLRE	Greenlight Capital Re, Ltd.	P	Equity
GLUE	MONTE ROSA THERAPEUTICS, INC.	P	Equity
GLW	CORNING INC.	P	Equity
GLYC	GlycoMimetics, Inc.	P	Equity
GM	GENERAL MOTORS COMPANY	P	Equity
GMAB	Genmab A/S	P	Equity
GME	GAMESTOP CORPORATION	P	Equity
GMED	GLOBUS MEDICAL, INC.	P	Equity
GMRE	Global Medical REIT Inc.	P	Equity
GNK	GENCO SHIPPING & TRADING LTD	P	Equity
GNL	Global Net Lease, Inc.	P	Equity
GNRC	Generac Holdings Inc	P	Equity
GNSS	Genasys Inc.	P	Equity
GNTX	GENTEX CORP.	P	Equity
GNW	GENWORTH FINANCIAL INC.	P	Equity
GO	Grocery Outlet Holding Corp	P	Equity
GOGL	Golden Ocean Group Limited	P	Equity
GOGO	GOGO, INC.	P	Equity
GOLF	Acushnet Holdings Corp.	P	Equity
GOOD	Gladstone Commercial Corporation	P	Equity
GOOG	Alphabet Inc. Class C	P	Equity
GOOGL	Alphabet Inc. Class A	P	Equity
GOOS	Canada Goose Holdings Inc.	P	Equity
GORO	Gold Resource Corporation	P	Equity
GOSS	Gossamer Bio Inc	P	Equity
GOTU	GSX Techedu Inc.	P	Equity
GP	GREENPOWER MOTOR COMPANY INC.	P	Equity
GPC	GENUINE PARTS	P	Equity
GPCR	STRUCTURE THERAPEUTIC INC	P	Equity
GPI	GROUP 1 AUTOMOTIVE INC.	P	Equity
GPK	Graphic Packaging Holding Company	P	Equity
GPMT	Granite Point Mortage Trust Inc.	P	Equity
GPN	GLOBAL PAYMENTS INC.	P	Equity
GPRE	Green Plains Renewable Energy, Inc.	P	Equity
GPRK	Geopark Ltd	P	Equity
GPRO	GOPRO, INC.	P	Equity
GRAB	Grab Holdings Limited	P	Equity
GRAL	GRAIL INC	P	Equity
GRBK	Green Brick Partners, Inc.	P	Equity
GRFS	Grifols SA	P	Equity
GRMN	GARMIN LTD.	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
GRND	GRINDR INC COM	P	Equity
GRNY	FUNDSTRAT GRANNY SHOTS US LARGE CAP ETF	P	ETF
GROV	GROVE COLLABORATIVE HOLDINGS, INC.	P	Equity
GROY	GOLD ROYALTY CORP.	P	Equity
GRPN	GROUPON, INC.	P	Equity
GRRR	GORILLA TECHNOLOGY GROUP INC.	P	Equity
GRWG	GrowGeneration Corp.	P	Equity
GS	THE GOLDMAN SACHS GROUP, INC.	P	Equity
GSAT	Globalstar, Inc	P	Equity
GSBD	GOLDMAN SACHS BDC, INC	P	Equity
GSG	iShares S&P GSCI Commodity Indexed Trust	P	ETF
GSHD	Goosehead Insurance, Inc	P	Equity
GSIT	GSI TECHNOLOGY	P	Equity
GSK	GLAXOSMITHKLINE PLC	P	Equity
GSL	GLOBAL SHIP LEASE, INC.	P	Equity
GSM	Globe Specialty Metals Inc	P	Equity
GT	GOODYEAR TIRE & RUBBER COMPANY	P	Equity
GTE	Gran Tierra Energy Inc.	P	Equity
GTES	Gates Industrial Corporation plc	P	Equity
GTIM	Good Times Restaurants Inc.	P	Equity
GTLB	GITLAB INC	P	Equity
GTLS	Chart Industries Inc	P	Equity
GTM	ZoomInfo Technologies Inc.	P	Equity
GTN	Gray Television, Inc.	P	Equity
GTX	Garrett Motion Inc.	P	Equity
GTY	Getty Realty Corp.	P	Equity
GUSH	Direxion Dly S&P Oil&Gs Ex&Prd Bl 3X ETF	P	ETF
GVA	Granite Construction Incorporated	P	Equity
GWRE	Guidewire Software, Inc.	P	Equity
GWW	GRAINGER, W.W. INC.	P	Equity
GXG	Global X MSCI Colombia ETF	P	ETF
GXO	GXO LOGISTICS INC	P	Equity
H	Hyatt Hotels Corporation	P	Equity
HACK	PureFunds ISE Cyber Security ETF	P	ETF
HAE	Haemonetics Corporation	P	Equity
HAFN	HAFNIA LIMITED	P	Equity
HAIN	THE HAIN CELESTIAL GROUP, INC.	P	Equity
HAL	HALLIBURTON COMPANY	P	Equity
HALO	Halozyme Therapeutics Inc.	P	Equity
HAS	HASBRO INC.	P	Equity
HASI	Hannon Armstrong Sustainable Infrastructure Capital, Inc.	P	Equity
HAYW	HAYWARD HOLDINGS INC	P	Equity
HBAN	HUNTINGTON BANCSHARES INCORPORATED	P	Equity
HBI	Hanesbrands Inc.	P	Equity
HBIO	Harvard Bioscience, Inc.	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
HBM	HudBay Minerals, Inc.	P	Equity
HCA	HCA HOLDINGS, INC.	P	Equity
HCAT	Health Catalyst, Inc.	P	Equity
HCC	Warrior Met Coal, Inc.	P	Equity
HCM	HUTCHMED (China) Limited	P	Equity
HCSG	Healthcare Services Group, Inc.	P	Equity
HD	THE HOME DEPOT, INC.	P	Equity
HDB	HDFC BANK LTD	P	Equity
HDGE	AdvisorShares Ranger Equity Bear ETF	P	ETF
HDSN	Hudson Technologies, Inc.	P	Equity
HDV	iShares High Dividend Equity Fund	P	ETF
HE	Hawaiian Electric Industries Inc.	P	Equity
HEI	HEICO Corporation	P	Equity
HELE	HELEN OF TROY LTD	P	Equity
HES	HESS CORPORATION	P	Equity
HESM	Hess Midstream LP	P	Equity
HFFG	HF FOODS GROUP, INC.	P	Equity
HGTY	HAGERTY INC	P	Equity
HGV	Hilton Grand Vacations Inc.	P	Equity
HHH	Howard Hughes Holdings Inc.	P	Equity
HIBS	DIREXION DAILY S&P 500 HIGH BETA BEAR 3X SHARES	P	ETF
HIG	THE HARTFORD FINANCIAL SERVICES GROUP, INC.	P	Equity
HII	Huntington Ingalls Industries, Inc.	P	Equity
HIMS	Hims & Hers Health, Inc.	P	Equity
HIMX	Himax Technologies, Inc.	P	Equity
HIPO	Hippo Holdings Inc.	P	Equity
HITI	HIGH TIDE, INC.	P	Equity
HIVE	HIVE BLOCKCHAIN TECHNOLOGIES LTD.	P	Equity
HIW	HIGHWOODS PROPERTIES, INC.	P	Equity
HL	HECLA MINING COMPANY	P	Equity
HLF	HERBALIFE LTD.	P	Equity
HLIT	Harmonic Inc	P	Equity
HLLY	HOLLEY INC.	P	Equity
HLN	HALEON PLC	P	Equity
HLNE	Hamilton Lane, Inc.	P	Equity
HLT	HILTON WORLDWIDE HOLDINGS INC.	P	Equity
HLX	HELIX ENERGY SOLUTIONS GROUP INC	P	Equity
HMC	HONDA MOTOR COMPANY LTD	P	Equity
HMST	HomeStreet Inc	P	Equity
HMY	HARMONY GOLD MINING COMPANY LIMITED	P	Equity
HNRG	HALLADOR ENERGY CO	P	Equity
HNST	THE HONEST COMPANY, INC	P	Equity
HOG	HARLEY-DAVIDSON, INC.	P	Equity
HOLX	HOLOGIC, INC.	P	Equity
HOMB	Home Bancshares, Inc.	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
HON	HONEYWELL INTERNATIONAL INC.	P	Equity
HOOD	Robinhood Markets, Inc.	P	Equity
HOUS	Anywhere Real Estate Inc.	P	Equity
HOWL	WEREWOLF THERAPEUTICS, INC.	P	Equity
HP	HELMERICH & PAYNE INC	P	Equity
HPE	Hewlett Packard Enterprise Company	P	Equity
HPK	HIGHPEAK ENERGY INC	P	Equity
HPP	Hudson Pacific Properties Inc.	P	Equity
HPQ	HP Inc.	P	Equity
HQY	HealthEquity, Inc.	P	Equity
HR	Healthcare Realty Trust Incorporated	P	Equity
HRB	H&R BLOCK, INC.	P	Equity
HRI	Herc Holdings Inc.	P	Equity
HRL	HORMEL FOODS CORPORATION	P	Equity
HRMY	HARMONY BIOSCIENCES HOLDINGS IN	P	Equity
HROW	Harrow Health Inc	P	Equity
HRTG	Heritage Insurance Holdings, Inc.	P	Equity
HRTX	Heron Therapeutics, Inc.	P	Equity
HRZN	Horizon Technology Finance Corp	P	Equity
HSAI	HESAI GROUP	P	Equity
HSBC	HSBC HOLDINGS PLC	P	Equity
HSIC	Henry Schein, Inc.	P	Equity
HST	Host Hotels & Resorts	P	Equity
HSY	HERSHEY CO THE	P	Equity
HTGC	Hercules Capital, Inc.	P	Equity
HTHT	China Lodging Group, Limited	P	Equity
HTLD	HEARTLAND EXPRESS, INC.	P	Equity
HTOO	FUSION FUEL GREEN PLC	P	Equity
HTZ	Hertz Global Holdings, Inc.	P	Equity
HUBB	Hubbell Incorporated	P	Equity
HUBS	HubSpot, Inc.	P	Equity
HUM	HUMANA INC.	P	Equity
HUMA	Humacyte, Inc.	P	Equity
HUN	HUNTSMAN CORPORATION	P	Equity
HURN	Huron Consulting Group, Inc.	P	Equity
HUSA	HOUSTON AMERICAN ENERGY CORPORATION	P	Equity
HUT	HUT 8 MINING CORP	P	Equity
HUYA	HUYA Inc.	P	Equity
HVT	Haverty Furniture Companies, Inc	P	Equity
HWM	Howmet Aerospace Inc	P	Equity
HXL	HEXCEL CORPORATION	P	Equity
HYD	Market Vectors High Yield Municipal Index ETF	P	ETF
HYG	ISHARES IBOXX $ HIGH YIELD CORPORATE BOND	P	ETF
HYLN	Hyliion Holdings Corporation	P	Equity
HYMB	SPDR Nuveen Bloomberg High Yield Municipal Bond ETF	P	ETF

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
HYMC	HYCROFT MINING HOLDING	P	Equity
HYPR	HYPERFINE INC	P	Equity
HZO	MARINEMAX , INC.	P	Equity
IAC	IAC/InterActiveCorp	P	Equity
IAG	IAMGOLD CORPORATION	P	Equity
IAI	iShares U.S. Broker-Dealers & Sec. Exchanges ETF	P	ETF
IART	Integra LifeSciences Holdings Corporation	P	Equity
IAS	INTEGRAL AD SCIENCE HOLDING CORP	P	Equity
IAT	iShares US Regional Banks	P	ETF
IAU	iShares Gold Trust	P	ETF
IBB	ISHARES NASDAQ BIOTECHNOLOGY	P	ETF
IBIT	iShares Bitcoin Trust	P	ETF
IBKR	Interactive Brokers Group Inc	P	Equity
IBM	INTERNATIONAL BUSINESS MACHINES CORPORATION	P	Equity
IBN	ICICI BANK LIMITED	P	Equity
IBP	Installed Building Products, Inc.	P	Equity
IBRX	ImmunityBio, Inc.	P	Equity
IBTA	IBOTTA, INC.	P	Equity
ICAD	iCAD Inc.	P	Equity
ICE	Intercontinental Exchange Inc	P	Equity
ICHR	Ichor Holdings, Ltd.	P	Equity
ICL	ICL GROUP LTD.ICL GROUP LTD.	P	Equity
ICLN	iShares Global Clean Energy ETF	P	ETF
ICLR	ICON Public Limited Company	P	Equity
ICUI	ICU MEDICAL, INC.	P	Equity
IDCC	INTERDIGITAL, INC.	P	Equity
IDN	Intellicheck, Inc.	P	Equity
IDR	IDAHO STRATEGIC RESOURCES INC	P	Equity
IDT	IDT Corporation	P	Equity
IDV	iShares International Select Dividend ETF	P	ETF
IDXX	IDEXX Laboratories, Inc.	P	Equity
IDYA	IDEAYA BIOSCIENCES, INC.	P	Equity
IE	IVANHOE ELECTRIC INC.	P	Equity
IEF	iShares 7 -10 Year Treasury Bond ETF	P	ETF
IEFA	iShares Core MSCI EAFE ETF	P	ETF
IEI	iShares 3-7 Year Treasury Bond ETF	P	ETF
IEMG	iShares Core MSCI Emerging Markets	P	ETF
IEO	iShares U.S. Oil&Gas Explor&Prodtn	P	ETF
IEP	ICAHN ENTERPRISES, L.P.	P	Equity
IESC	IES HOLDINGS, INC.	P	Equity
IEV	iShares Europe	P	ETF
IEX	IDEX Corporation	P	Equity
IEZ	iShares U.S. Oil Equipment&Services	P	ETF
IFF	International Flavors & Fragrances Inc.	P	Equity
IFRX	InflaRx N.V.	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
IGC	IGC Pharma, Inc.	P	Equity
IGIB	iSharesTrustiShares 5-10 Yr Inv Grade Corp BondETF	P	ETF
IGM	iShares Expanded Tech Sector ETF	P	ETF
IGMS	IGM Biosciences, Inc	P	Equity
IGT	International Game Technology Plc	P	Equity
IGV	Tech-Software Sector ETF	P	ETF
IHI	iShares U.S. Medical Devices ETF	P	ETF
IHRT	iHeartMedia Inc	P	Equity
IHS	IHS HOLDING LTD.	P	Equity
IIIN	INSTEEL INDUSTRIES INC	P	Equity
IIIV	I3 VERTICALS INC	P	Equity
IIPR	Innovative Industrial Properties, Inc.	P	Equity
IJH	iShares Core S&P Mid-Cap ETF	P	ETF
IJR	iShares Core S&P Small-Cap ETF	P	ETF
IJS	iShares S&P Small-Cap 600 Value	P	ETF
ILF	iShares Latin America 40	P	ETF
ILMN	ILLUMINA INC.	P	Equity
ILPT	INDUSTRIAL LOGISTICS PROPERTIES TRUST	P	Equity
IMAB	I-MAB	P	Equity
IMAX	IMAX CORPORATION	P	Equity
IMCR	IMMUNOCORE HOLDINGS PLC	P	Equity
IMMP	IMMUTEP LTD	P	Equity
IMMR	IMMERSION CORP	P	Equity
IMNM	IMMUNOME, INC	P	Equity
IMO	IMPERIAL OIL LTD.	P	Equity
IMPP	IMPERIAL PETROLEUM INC.	P	Equity
IMTX	IMMATICS N.V.	P	Equity
IMUX	Immunic, Inc	P	Equity
IMVT	IMMUNOVANT INC	P	Equity
IMXI	INTERNATIONAL MONEY EXPRESS, INC.	P	Equity
INCY	INCYTE GENOMICS INC	P	Equity
INDA	iShares MSCI India	P	ETF
INDI	indie Semiconductor, Inc	P	Equity
INDL	Direxion Daily India Bull 3x ETF	P	ETF
INDV	INDIVIOR PLC	P	Equity
INFA	INFORMATICA, INC.	P	Equity
INFY	INFOSYS LTD.	P	Equity
ING	ING GROEP N.V.	P	Equity
INGM	Ingram Micro Holding Corporation	P	Equity
INGN	Inogen, Inc.	P	Equity
INGR	Ingredion Incorporated	P	Equity
INMB	IMMUNE BIO INC	P	Equity
INMD	InMode Ltd.	P	Equity
INN	Summit Hotel Properties, Inc.	P	Equity
INNV	INNOVAGE HOLDING CORP	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
INO	INOVIO PHARMACEUTICALS, INC.	P	Equity
INOD	Innodata Inc	P	Equity
INSE	INSPIRED ENTERTAINMENT, INC.	P	Equity
INSG	Inseego Corporation	P	Equity
INSM	Insmed, Inc.	P	Equity
INSP	Inspire Medical Systems Inc	P	Equity
INSW	International Seaways, Inc	P	Equity
INTA	Intapp, Inc.	P	Equity
INTC	INTEL CORPORATION	P	Equity
INTR	INTER & CO., INC.	P	Equity
INTT	INTEST CORPORATION	P	Equity
INTU	INTUIT CORP	P	Equity
INVA	Innoviva, Inc.	P	Equity
INVE	Identiv Inc.	P	Equity
INVH	Invitation Homes Inc.	P	Equity
INVX	Innovex International, Inc.	P	Equity
INVZ	Innoviz Technologies Ltd.	P	Equity
INZY	INOZYME PHARMA, INC.	P	Equity
IONQ	IonQ, Inc	P	Equity
IONS	Ionis Pharmaceuticals, Inc.	P	Equity
IOT	SAMSARA, INC.	P	Equity
IOVA	Iovance Biotherapeutics, Inc.	P	Equity
IP	INTERNATIONAL PAPER COMPANY	P	Equity
IPA	IMMUNOPRECISE ANTIBODIES LTD.	P	Equity
IPG	THE INTERPUBLIC GROUP OF COMPANIES, INC.	P	Equity
IPGP	IPG Photonics Corp	P	Equity
IPI	Intrepid Potash, Inc.	P	Equity
IPO	Renaissance IPO ETF	P	ETF
IQ	iQIYI, Inc.	P	Equity
IQV	IQVIA Holdings Inc.	P	Equity
IR	INGERSOLL-RAND PLC	P	Equity
IRBT	iRobot Corporation	P	Equity
IRDM	Iridium Communications Inc.	P	Equity
IREN	Iris Energy Limited	P	Equity
IRM	IRON MOUNTAIN INC. (elec div)	P	Equity
IRON	DISC MEDICINE, INC.	P	Equity
IRTC	iRhythm Technologies, Inc	P	Equity
IRWD	Ironwood Pharmaceuticals Inc	P	Equity
ISPR	ISPIRE TECHNOLOGY, INC.	P	Equity
ISRG	INTUITIVE SURGICAL, INC.	P	Equity
IT	Gartner, Inc.	P	Equity
ITA	iShares US Aerospace and Defense ETF	P	ETF
ITB	ISHARES U.S. HOME CONSTRUCTION ETF	P	ETF
ITGR	Integer Holdings Corporation	P	Equity
ITOS	iTeos Therapeutics, Inc.	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
ITOT	iShares Core S&P Total U.S. Stock Market ETF	P	ETF
ITP	IT Tech Packaging, Inc.	P	Equity
ITRI	ITRON, INC.	P	Equity
ITT	ITT Inc.	P	Equity
ITUB	ITAU UNIBANCO HOLDING S.A.	P	Equity
ITW	ILLINOIS TOOL WORKS INC.	P	Equity
IVE	iShares S&P 500 Value Index Fund	P	ETF
IVOL	QUADRATIC INTEREST RATE VOL. AND INFLATION ETF	P	ETF
IVR	INVESCO MORTGAGE CAPITAL INCCOM	P	Equity
IVV	iShares Core S&P 500 ETF	P	ETF
IVVD	Invivyd, Inc.	P	Equity
IVW	iShares S&P 500 Growth ETF	P	ETF
IVZ	Invesco Ltd	P	Equity
IWB	iShares Russell 1000	P	ETF
IWD	ISHARES RUSSELL 1000 VALUE ETF	P	ETF
IWF	iShares Russell 1000 Growth ETF	P	ETF
IWM	ISHARES RUSSELL 2000 INDEX	P	ETF
IWN	ISHRS RUSSELL 2000 VALUE ETF	P	ETF
IWO	ISHRS RUSSELL 2000 GROWTH INDX	P	ETF
IWP	iShares Russell Midcap Growth Index Fund ETF	P	ETF
IWR	ISHARES RUSSELL MIDCAP INDEX FUND	P	ETF
IYR	ISHARES DOW JONES US REAL ESTATE	P	ETF
IYT	ISHARES DOW JONES TRANSPORTATION AVERAGE	P	ETF
IYW	iShares US Technology	P	ETF
J	Jacobs Engineering Group Inc.	P	Equity
JACK	JACK IN THE BOX, INC	P	Equity
JAKK	JAKKS PACIFIC, INC.	P	Equity
JAMF	Jamf Holding Corp	P	Equity
JANX	JANUX THERAPEUTICS, INC.	P	Equity
JAZZ	Jazz Pharmaceuticals Plc	P	Equity
JBBB	JANUS HENDERSON B-BBB CLO ETF	P	ETF
JBGS	JBG SMITH Properties	P	Equity
JBHT	JB HUNT TRANSPORT SERVICES INC.	P	Equity
JBI	Janus International Group, Inc.	P	Equity
JBL	JABIL CIRCUIT INC.	P	Equity
JBLU	JETBLUE AIRWAYS CORPORATI	P	Equity
JBTM	JBT Marel Corporation	P	Equity
JCI	Johnson Controls International plc	P	Equity
JD	JD.COM, INC.	P	Equity
JDST	DIREXION DAILY JR GLD MNRS BEAR 3X ETF	P	ETF
JEF	Jefferies Financial Group Inc.	P	Equity
JELD	JELD-WEN Holding, Inc	P	Equity
JEPI	JPMORGAN EQUITY PREMIUM INCOME ETF	P	ETF
JEPQ	J.P. MORGAN NASDAQ EQUITY PREMIUM INCOME ETF	P	ETF
JETS	US Global Jets ETF	P	ETF

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
JFIN	JIAYIN GROUP INC.	P	Equity
JHG	Janus Henderson Group Plc	P	Equity
JKHY	Jack Henry & Associates Inc.	P	Equity
JKS	Jinkosolar Holding Company Limited	P	Equity
JLL	Jones Lang LaSalle Incorporated	P	Equity
JMIA	Jumia Technologies AG	P	Equity
JNJ	JOHNSON & JOHNSON	P	Equity
JNK	SPDR BARCLAYS HIGH YIELD BOND	P	ETF
JNPR	JUNIPER NETWORKS, INC.	P	Equity
JNUG	DIREXION DAILY JR GLD MNRS BULL 3X ETF	P	ETF
JOBY	Joby Aviation, Inc.	P	Equity
JOE	ST. JOE CORPORATION	P	Equity
JOYY	JOYY Inc.	P	Equity
JPM	JPMORGAN CHASE & COMPANY	P	Equity
JRVR	JAMES RIVER GROUP HOLDINGS LTD	P	Equity
JSPR	JASPER THERAPEUTICS INC	P	Equity
JXN	JACKSON FINANCIAL INCORPORATION	P	Equity
JYNT	JOINT CORP	P	Equity
K	Kellanova	P	Equity
KALV	KALVISTA PHARMACEUTICALS INC	P	Equity
KAR	KAR AUCTION SERVICES, INC.	P	Equity
KB	KB Financial Group, Inc.	P	Equity
KBA	KraneShares Bosera MSCI China A ETF	P	ETF
KBE	SPDR S&P BANK ETF	P	ETF
KBH	KB HOME	P	Equity
KBR	KBR, Inc.	P	Equity
KBWB	PowerShares KBW Bank ETF	P	ETF
KC	Kingsoft Cloud Holdings Limited	P	Equity
KD	KYNDRYL HOLDINGS INCORPORATION	P	Equity
KDP	Keurig Dr. Pepper Inc.	P	Equity
KELYA	Kelly Services Inc	P	Equity
KEP	KOREA ELECTRIC POWER CORP.	P	Equity
KEX	KIRBY CORPORATION	P	Equity
KEY	KEYCORP	P	Equity
KEYS	Keysight Technologies Inc.	P	Equity
KFY	KORN/FERRY INTERNATIONAL	P	Equity
KGC	KINROSS GOLD CORPORATION	P	Equity
KGS	KODIAK GAS SERVICES INC	P	Equity
KHC	The Kraft Heinz Company	P	Equity
KIE	SPDR S&P Insurance ETF	P	ETF
KIM	KIMCO REALTY CORP.	P	Equity
KIND	Nextdoor Holdings, Inc.	P	Equity
KINS	KINGSTONE COMPANIES INCORPORATED	P	Equity
KIRK	Kirkland's Inc.	P	Equity
KKR	KKR & Co. LP	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
KLAC	KLA-TENCOR CORPORATION	P	Equity
KLC	KinderCare Learning Companies, Inc.	P	Equity
KLG	WK KELLOGG CO	P	Equity
KLIC	KULICKE AND SOFFA IND INC	P	Equity
KLTR	KALTURA, INC.	P	Equity
KLXE	KLX ENERGY SERVICES HOLDINGS, INC.	P	Equity
KMB	KIMBERLY-CLARK CORPORATION	P	Equity
KMDA	KAMADA LTD	P	Equity
KMI	KINDER MORGAN, INC.	P	Equity
KMT	Kennametal Inc.	P	Equity
KMX	CARMAX INC.	P	Equity
KN	KNOWLES CORPORATION	P	Equity
KNDI	Kandi Technologies Corporation	P	Equity
KNF	KNIFE RIVER CORP	P	Equity
KNOP	KNOT Offshore Partners LP	P	Equity
KNSA	Kiniksa Pharmaceuticals, Ltd	P	Equity
KNSL	Kinsale Capital Group Inc	P	Equity
KNTK	KINETIK HOLDINGS INC.	P	Equity
KNX	Knight-Swift Transportation Holdings Inc.	P	Equity
KO	THE COCA-COLA COMPANY	P	Equity
KOD	Kodiak Sciences Inc	P	Equity
KODK	Eastman Kodak Company	P	Equity
KOLD	ProShares UltraShort Bloomberg Natrl Gas	P	ETF
KOPN	Kopin Corporation	P	Equity
KOS	Kosmos Energy Ltd	P	Equity
KPTI	KARYOPHARM THERAPEUTICS, INC.	P	Equity
KR	THE KROGER COMPANY	P	Equity
KRC	Kilroy Realty Corp.	P	Equity
KRE	SPDR S&P REGIONAL BANKING ETF	P	ETF
KREF	KKR REAL ESTATE FINANCE TRUST INC.	P	Equity
KRON	KRONOS BIO INC	P	Equity
KROS	KEROS THERAPEUTICS, INC.	P	Equity
KRP	KIMBELL ROYALTY PARTNERS LP	P	Equity
KRYS	KRYSTAL BIOTECH, INC.	P	Equity
KSPI	Joint Stock Company Kaspi.kz	P	Equity
KSS	KOHL'S CORPORATION	P	Equity
KTB	Kontoor Brands, Inc.	P	Equity
KTCC	Key Tronic Corporation	P	Equity
KTOS	Kratos Defense & Security Solutions, Inc.	P	Equity
KULR	KULR TECHNOLOGY GROUP INC	P	Equity
KURA	Kura Oncology, Inc	P	Equity
KVUE	KENVUE INC.	P	Equity
KVYO	Klaviyo, Inc.	P	Equity
KW	Kennedy-Wilson Holdings Inc.	P	Equity
KWEB	KraneShares CSI China Internet ETF	P	ETF

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
KYMR	KYMERA THERAPEUTICS INC	P	Equity
KYN	Kayne Anderson MLP Investment Company	P	Equity
L	LOEWS CORPORATION	P	Equity
LAB	Standard BioTools Inc	P	Equity
LABD	Direxion Daily S&P Biotech Bear 3X ETF	P	ETF
LABU	Direxion Daily S&P Biotech Bull 3X ETF	P	ETF
LAC	Lithium Americas Corp	P	Equity
LAD	Lithia Motors Inc	P	Equity
LADR	Ladder Capital Corp	P	Equity
LAES	SEALSQ CORP.	P	Equity
LAKE	Lakeland Industries, Inc.	P	Equity
LAMR	LAMAR ADVERTISING COMPANY	P	Equity
LAND	Gladstone Land Corporation	P	Equity
LAR	Lithium Argentina AG	P	Equity
LASE	Laser Photonics Corporation	P	Equity
LASR	nLIGHT, Inc	P	Equity
LAW	CS DISCO, INC	P	Equity
LAZ	LAZARD LTD.	P	Equity
LAZR	Luminar Technologies Inc	P	Equity
LB	LANDBRIDGE COMPANY LLC	P	Equity
LBRDK	Liberty Broadband Corporation	P	Equity
LBRT	Liberty Oilfield Services Inc	P	Equity
LBTYA	LIBERTY GLOBAL INC	P	Equity
LBTYK	LIBERTY GLOBAL PLC	P	Equity
LC	LendingClub Corporation	P	Equity
LCID	Lucid Group, Inc. (LCID)	P	Equity
LCII	LCI Industries (LCII)	P	Equity
LCTX	Lineage Cell Therapeutics, Inc	P	Equity
LDI	LOANDEPOT, INC.	P	Equity
LDOS	LUMOS NETWORKS CORPORATION	P	Equity
LE	LANDS' END, INC.	P	Equity
LEA	Lear Corporation	P	Equity
LECO	Lincoln Electric Holdings, Inc.	P	Equity
LEG	LEGGETT & PLATT, INC.	P	Equity
LEGH	LEGACY HOUSING CORPORATION	P	Equity
LEGN	LEGEND BIOTECH CORP	P	Equity
LEN	LENNAR CORPORATION	P	Equity
LESL	LESLIES INC	P	Equity
LEU	CENTRUS ENERGY CORP.	P	Equity
LEVI	Levi Strauss & Co.	P	Equity
LFCR	Lifecore Biomedical, Inc	P	Equity
LFMD	LifeMD, Inc.	P	Equity
LFST	LIFESTANCE HEALTH GROUP, INC.	P	Equity
LFVN	Lifevantage Corporation	P	Equity
LFWD	Lifeward Ltd.	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
LGIH	LGI Homes, Inc.	P	Equity
LGND	Ligand Pharmaceuticals Inc.	P	Equity
LGO	Largo Inc.	P	Equity
LH	LABORATORY CORP OF AMER HLDG	P	Equity
LHX	L3Harris Technologies, Inc.	P	Equity
LI	Li Auto Inc.	P	Equity
LII	LENNOX INTERNATIONAL, INC.	P	Equity
LILA	LiLAC Group	P	Equity
LILAK	Liberty LiLAC Group	P	Equity
LIN	Linde plc	P	Equity
LINC	Lincoln Educational Services Corporation	P	Equity
LIND	Lindblad Expeditions Holdings, Inc	P	Equity
LINE	Lineage, Inc.	P	Equity
LIT	Global X Lithium & Battery ETF	P	ETF
LITE	Lumentum Holdings Inc.	P	Equity
LIVN	LivaNova PLC	P	Equity
LKQ	LKQ Corporation	P	Equity
LLY	ELI LILLY AND COMPANY	P	Equity
LLYX	DEFIANCE DAILY TARGET 2X LONG LLY ETF	P	ETF
LMB	LIMBACH HOLDINGS, INC.	P	Equity
LMND	Lemonade, Inc	P	Equity
LMT	LOCKHEED MARTIN CORPORATION	P	Equity
LNC	LINCOLN NATIONAL CORPORATION	P	Equity
LNG	CHENIERE ENERGY, INC.	P	Equity
LNN	Lindsay Corporation	P	Equity
LNT	Alliant Energy Corporation	P	Equity
LNTH	Lantheus Holdings, Inc	P	Equity
LNW	Light & Wonder, Inc.	P	Equity
LNZA	LANZATECH GLOBAL INC.	P	Equity
LOB	Live Oak Bancshares, Inc	P	Equity
LOCO	EL POLLO LOCO HOLDINGS, INC.	P	Equity
LODE	Comstock Mining, Inc.	P	Equity
LOGC	ContextLogic Inc.	P	Equity
LOGI	Logitech International S.A.	P	Equity
LOMA	Loma Negra Cia Industrial Argentina SA	P	Equity
LOOP	Loop Industries, Inc	P	Equity
LOPE	Grand Canyon Education, Inc.	P	Equity
LOVE	The Lovesac Company	P	Equity
LOW	LOWE'S COMPANIES INC.	P	Equity
LPG	Dorian LPG Ltd	P	Equity
LPL	LG Display Co., Ltd.	P	Equity
LPLA	LPL Financial Holdings Inc.	P	Equity
LPRO	OPEN LENDING CORPORATION	P	Equity
LPSN	LivePerson, Inc.	P	Equity
LPTX	LEAP THERAPEUTICS, INC	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
LPX	LOUISIANA-PACIFIC CORPORATION	P	Equity
LQD	iShares iBoxx $ Invst Grade Crp Bond	P	ETF
LQDA	Liquidia Corporation	P	Equity
LQDT	LIQUIDITY SERVICES, INC.	P	Equity
LRCX	LAM RESEARCH CORPORATION	P	Equity
LRMR	LARIMAR THERAPEUTICS, INC.	P	Equity
LRN	K12, Inc.	P	Equity
LSCC	Lattice Semiconductor Corporation	P	Equity
LSEA	LANDSEA HOMES CORPORATION	P	Equity
LSPD	LIGHTSPEED POS, INC.	P	Equity
LSTR	LANDSTAR SYSTEM INC	P	Equity
LTBR	LIGHTBRIDGE CORP	P	Equity
LTC	LTC Properties Inc.	P	Equity
LTH	LIFE TIME GROUP HOLDINGS, INC.	P	Equity
LTPZ	PIMCO 15+ Year U.S. TIPS Index Exchange-Traded Fnd	P	ETF
LTRN	LANTERN PHARMA, INC.	P	Equity
LTRX	LANTRONIX, INC.	P	Equity
LU	LUFAX HOLDING LTD	P	Equity
LUCK	Lucky Strike Entertainment Corporation	P	Equity
LULU	LULULEMON ATHLETICA INC.	P	Equity
LUMN	CenturyLink, Inc.	P	Equity
LUNG	PULMONX CORP	P	Equity
LUNR	INTUITIVE MACHINES, INC. CLASS A	P	Equity
LUV	SOUTHWEST AIRLINES COMPANY	P	Equity
LUXE	LuxExperience B.V.	P	Equity
LVO	LiveOne, Inc.	P	Equity
LVS	LAS VEGAS SANDS CORPORATION	P	Equity
LW	Lamb Weston Holdings, Inc.	P	Equity
LWLG	LIGHTWAVE LOGIC, INC.	P	Equity
LX	LexinFintech Holdings Ltd.	P	Equity
LXRX	Lexicon Pharmaceuticals, Inc.	P	Equity
LXU	LSB Industries Inc.	P	Equity
LYB	LYONDELLBASELL INDUSTRIES NV	P	Equity
LYEL	LYELL IMMUNOPHARMA, INC.	P	Equity
LYFT	Lyft, Inc.	P	Equity
LYG	Lloyds Banking Group Plc ADR	P	Equity
LYV	Live Nation Entertainment Inc	P	Equity
LZ	LEGALZOOM.COM, INC	P	Equity
LZB	LA-Z-BOY INC.	P	Equity
M	MACY'S, INC.	P	Equity
MA	MASTERCARD INCORPORATED	P	Equity
MAA	Mid-America Apartment Communities Inc.	P	Equity
MAC	THE MACERICH COMPANY	P	Equity
MAG	MAG Silver Corp.	P	Equity
MAGS	Listed Funds Trust Roundhill Magnificent Seven ETF	P	ETF

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
MAIN	Main Street Capital Corporation	P	Equity
MAMA	MAMAS CREATIONS, INC.	P	Equity
MAN	MANPOWERGROUP INC.	P	Equity
MANH	MANHATTAN ASSOCIATES INC.	P	Equity
MANU	Manchester United plc	P	Equity
MAPS	WM Technology, Inc	P	Equity
MAR	MARRIOTT INTERNATIONAL, INC.	P	Equity
MARA	Marathon Patent Group, Inc.	P	Equity
MAS	MASCO CORP.	P	Equity
MASI	Masimo Corporation	P	Equity
MASS	908 DEVICES INC	P	Equity
MAT	MATTEL, INC.	P	Equity
MATV	Mativ Holdings, Inc.	P	Equity
MATW	Matthews International Corporation	P	Equity
MATX	Matson, Inc.	P	Equity
MAX	MEDIAALPHA INC CLASS A	P	Equity
MBB	iShares Barclays MBS Bond Fund ETF	P	ETF
MBI	MBIA INC.	P	Equity
MBLY	MOBILEYE GLOBAL, INC.	P	Equity
MBOT	MICROBOT MEDICAL INC	P	Equity
MBUU	Malibu Boats, Inc.	P	Equity
MC	Moelis & Company	P	Equity
MCD	MCDONALD'S CORPORATION	P	Equity
MCFT	MasterCraft Boat Holdings, Inc	P	Equity
MCHI	iShares MSCI China ETF	P	ETF
MCHP	MICROCHIP TECHNOLOGY INC	P	Equity
MCK	MCKESSON CORPORATION	P	Equity
MCO	MOODY'S CORPORATION	P	Equity
MCRI	MONRACH CASINO & RESORT, INC	P	Equity
MCW	MISTER CAR WASH INC	P	Equity
MCY	Mercury General Corporation	P	Equity
MD	Mednax Inc	P	Equity
MDB	MongoDB, Inc.	P	Equity
MDGL	Madrigal Pharmaceuticals, Inc.	P	Equity
MDLZ	MONDELEZ INTERNATIONAL, INC.	P	Equity
MDT	MEDTRONIC, INC.	P	Equity
MDU	MDU RESOURCES GROUP INC.	P	Equity
MDWD	MEDIWOUND LTD	P	Equity
MDXG	MIMEDX GROUP, INC.	P	Equity
MDY	SPDR S&P MIDCAP 400	P	ETF
MED	Medifast, Inc.	P	Equity
MEDP	Medpace Holdings, Inc	P	Equity
MEG	Montrose Environmental Group, Inc	P	Equity
MEI	METHODE ELECTRONICS, INC.	P	Equity
MELI	Mercadolibre Inc	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
MEOH	Methanex Corp.	P	Equity
MERC	Mercer International Inc.	P	Equity
MESA	Mesa Air Group Inc	P	Equity
MESO	Mesoblast Limited	P	Equity
MET	METLIFE, INC.	P	Equity
META	Meta Platforms, Inc.	P	Equity
METC	RAMACO RESOURCES, INC.	P	Equity
METU	DIREXION DAILY META BULL 2X ETF	P	ETF
METV	Roundhill Ball Metaverse ETF	P	ETF
MEXX	DIREXION DAILY MSCI MEXICO BULL 3X SHARES	P	Equity
MFA	MFA Financial Inc	P	Equity
MFC	MANULIFE FINANCIAL CORPORATION	P	Equity
MFIC	MidCap Financial Investment Corporation	P	Equity
MFIN	Medallion Financial Corporation	P	Equity
MG	Mistras Group Inc	P	Equity
MGA	Magna International Inc.	P	Equity
MGIC	Magic Software Enterprises Ltd	P	Equity
MGK	Vanguard Mega Cap 300 Growth ETF	P	ETF
MGM	MGM RESORTS INTERNATIONAL	P	Equity
MGNI	Magnite, Inc.	P	Equity
MGNX	MacroGenics, Inc.	P	Equity
MGPI	MGP Ingredients Inc.	P	Equity
MGTX	MEIRAGTX HOLDINGS PLC	P	Equity
MGY	Magnolia Oil & Gas Corporation	P	Equity
MHK	MOHAWK INDUSTRIES, INC.	P	Equity
MHO	M/I Homes Inc	P	Equity
MIDD	The Middleby Corporation	P	Equity
MIDU	Direxionshares Daily Mid Cap Bull 3X Shares	P	ETF
MIR	Mirion Technologies, Inc.	P	Equity
MIRM	MIRUM PHARMACEUTICALS, INC.	P	Equity
MIST	MILESTONE PHARMACEUTICALS, INC.	P	Equity
MITK	Mitek Systems, Inc.	P	Equity
MITT	AG Mortgage Investment Trust, Inc.	P	Equity
MJ	ETFMG Alternative Harvest ETF	P	ETF
MKC	MCCORMICK AND COMPANY, INC.	P	Equity
MKL	Markel Corporation	P	Equity
MKSI	MKS Instruments, Inc.	P	Equity
MKTX	MarketAxess Holdings Inc.	P	Equity
MLCO	Melco Resorts & Entertainment Limited	P	Equity
MLGO	MICROALGO, INC.	P	Equity
MLI	Mueller Industries Inc	P	Equity
MLKN	MillerKnoll, Inc.	P	Equity
MLM	MARTIN MARIETTA MATERIALS INC	P	Equity
MLSS	MILESTONE SCIENTIFIC, INC	P	Equity
MLTX	MOONLAKE IMMUNOTHERAPEUTICS	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	**Company Name**	**List Exch**	**Inst Type**
MLYS	MINERALYS THERAPEUTICS, INC.	P	Equity
MMC	MARSH & MCLENNAN INC	P	Equity
MMLP	MARTIN MIDSTREAM PARTNERS LP	P	Equity
MMM	3M COMPANY	P	Equity
MMS	MAXIMUS, Inc.	P	Equity
MMSI	Merit Medical Systems, Inc.	P	Equity
MMYT	MakeMyTrip Ltd	P	Equity
MNDY	MONDAY.COM LTD	P	Equity
MNKD	MANNKIND CORPORATION	P	Equity
MNMD	MIND MEDICINE INC.	P	Equity
MNRO	Monro, Inc.	P	Equity
MNSO	MINISO GROUP HOLDING LTD.	P	Equity
MNST	MONSTER BEVERAGE CORPORATION	P	Equity
MNY	MoneyHero Limited	P	Equity
MO	ALTRIA GROUP INC.	P	Equity
MOD	Modine Manufacturing Company	P	Equity
MODG	Topgolf Callaway Brands Corporation	P	Equity
MODV	ModivCare Inc.	P	Equity
MOGO	MOGO INC	P	Equity
MOH	Molina Healthcare Inc.	P	Equity
MOMO	Momo Inc.	P	Equity
MOS	THE MOSAIC COMPANY	P	Equity
MOV	Movado Group, Inc.	P	Equity
MP	MP Materials Corporation	P	Equity
MPAA	Motorcar Parts of America, Inc.	P	Equity
MPC	MARATHON PETROLEUM CORPORATION	P	Equity
MPLX	MPLX LP	P	Equity
MPW	Medical Properties Trust Inc	P	Equity
MPWR	Monolithic Power Systems Inc	P	Equity
MQ	MARQETA, INC	P	Equity
MRAM	EVERSPIN TECHNOLOGIES, INC.	P	Equity
MRC	MRC Global Inc.	P	Equity
MRCY	Mercury Systems, Inc.	P	Equity
MREO	MEREO BIOPHARMA GROUP PLC SPONSORED ADR	P	Equity
MRK	MERCK & COMPANY INC.	P	Equity
MRNA	Moderna, Inc.	P	Equity
MRP	MILLROSE PROPERTIES INC.	P	Equity
MRSN	Mersana Therapeutics, Inc.	P	Equity
MRTN	Marten Transport, Ltd.	P	Equity
MRUS	MERUS N.V.	P	Equity
MRVI	Maravai LifeSciences Holdings, Inc.	P	Equity
MRVL	MARVELL TECHNOLOGY GROUP LTD.	P	Equity
MRX	MAREX GROUP PLC	P	Equity
MS	MORGAN STANLEY	P	Equity
MSB	Mesabi Trust	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
MSCI	MSCI Inc	P	Equity
MSFT	MICROSOFT CORPORATION	P	Equity
MSFU	Direxion Daily MSFT Bull 2X Shares	P	ETF
MSGE	Madison Square Garden Entertainment Corp	P	Equity
MSGS	Madison Square Garden Sports Corporation	P	Equity
MSI	MOTOROLA INC (reverse split)	P	Equity
MSM	MSC Industrial Direct Co. Inc.	P	Equity
MSOS	ADVISOR SHARES PURE US CANNABIS	P	ETF
MSOX	ADVISORSHARES MSOS 2X DAILY ETF	P	ETF
MSTR	MICROSTRATEGY, INC	P	Equity
MSTU	T-Rex 2X Long MSTR Daily Target ETF	P	ETF
MSTX	Tidal Trust II - Defiance Daily Target 1.75X Long MSTR ETF	P	ETF
MSTY	YIELDMAX MSTR OPTION INCOME STRATEGY ETF	P	ETF
MSTZ	T-Rex 2X Inverse MSTR Daily Target ETF	P	ETF
MT	ARCELORMITTAL	P	Equity
MTA	METALLA ROYALTY & STREAMING LTD.	P	Equity
MTB	M & T BANK CORP	P	Equity
MTCH	Match Group, Inc.	P	Equity
MTDR	Matador Resources Company	P	Equity
MTG	MGIC INVESTMENT CORPORATION	P	Equity
MTH	MERITAGE HOMES CORPORATION	P	Equity
MTLS	MATERIALISE NV	P	Equity
MTN	Vail Resorts, Inc.	P	Equity
MTRX	Matrix Service Company	P	Equity
MTSI	MACOM Technology Solutions Holdings, Inc.	P	Equity
MTUM	Altria Group, Inc	P	ETF
MTW	THE MANITOWOC COMPANY, INC.	P	Equity
MTZ	MASTEC INC	P	Equity
MU	MICRON TECHNOLOGY INC.	P	Equity
MUB	iShares S&P National AMT Free Municipal Bond Fund	P	ETF
MUFG	Mitsubishi UFJ Financial Group, Inc.	P	Equity
MUR	MURPHY OIL CORPORATION	P	Equity
MURA	MURAL ONCOLOGY PLC	P	Equity
MUSA	Murphy USA Inc.	P	Equity
MUX	McEwen Mining Inc.	P	Equity
MVIS	Microvision, Inc.	P	Equity
MVO	MV Oil Trust	P	Equity
MVST	Microvast Holdings, Inc. (MVST)	P	Equity
MWA	Mueller Water Products, Inc.	P	Equity
MX	MagnaChip Semiconductor Corp.	P	Equity
MXL	Maxlinear, Inc.	P	Equity
MYGN	MYRIAD GENETICS INC	P	Equity
MYO	MYOMO, INC.	P	Equity
MYPS	PLAYSTUDIOS, Inc.	P	Equity
NABL	N-ABLE, INC	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
NAGE	Niagen Bioscience, Inc.	P	Equity
NAIL	Direxion Daily Homebuilders & Supplies Bull 3X Shares	P	ETF
NAK	Northern Dynasty Minerals Ltd.	P	Equity
NAMS	NEWAMSTERDAM PHARMA COMPANY N.V.	P	Equity
NANC	UNUSUAL WHALES SUBVERSIVE DEMOCRATIC TRADING ETF	P	ETF
NAT	Nordic American Tankers Ltd	P	Equity
NATL	NCR ATLEOS, LLC	P	Equity
NAUT	Nautilus Biotechnology, Inc.	P	Equity
NAVI	NAVIENT CORPORATION	P	Equity
NB	NIOCORP DEVELOPMENTS LTD.	P	Equity
NBIS	Nebius Group N.V.	P	Equity
NBIX	NEUROCRINE BIOSCIENCES	P	Equity
NBR	NABORS INDUSTRIES LTD.	P	Equity
NCLH	NORWEGIAN CRUISE LINE HOLDINGS LTD.	P	Equity
NCMI	National Cinenedia Inc	P	Equity
NCNO	nCino, Inc	P	Equity
NDAQ	Nasdaq OMX Group	P	Equity
NDLS	NOODLES & COMPANY	P	Equity
NDSN	Nordson Corporation	P	Equity
NE	NOBLE CORPORATION	P	Equity
NEE	NextEra Energy, Inc.	P	Equity
NEM	NEWMONT MINING CORPORATION	P	Equity
NEO	NeoGenomics, Inc.	P	Equity
NEOG	Neogen Corp	P	Equity
NEON	NEONODE INC.	P	Equity
NET	Cloudflare, Inc.	P	Equity
NEWP	NEW PACIFIC METALS CORP	P	Equity
NEWT	Newtek Business Services Corp	P	Equity
NEXA	NEXA RESOURCES S.A.	P	Equity
NEXT	NEXTDECADE CORP.	P	Equity
NFE	New Fortress Energy Inc	P	Equity
NFG	National Fuel Gas Company	P	Equity
NFGC	NEW FOUND GOLD	P	Equity
NFLU	T-REX 2X LONG NFLX DAILY TARGET ETF	P	ETF
NFLX	NETFLIX, INC.	P	Equity
NG	NOVAGOLD RESOURCES INC (dist)	P	Equity
NGD	NEW GOLD, INC.	P	Equity
NGG	National Grid PLC	P	Equity
NGL	NGL ENERGY PARTNERS L.P.	P	Equity
NGNE	Neurogene Inc.	P	Equity
NGS	Natural Gas Services Group	P	Equity
NI	NISOURCE, INC	P	Equity
NICE	NICE Ltd.	P	Equity
NINE	NINE ENERGY SERVICE INC	P	Equity
NIO	NIO Inc.	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
NIU	Niu Technologies	P	Equity
NKE	NIKE INC.	P	Equity
NKTR	NEKTAR THERAPEUTICS	P	Equity
NKTX	NKARTA INC	P	Equity
NLY	ANNALY CAPITAL MANAGEMENT, INC.	P	Equity
NMAX	Newsmax, Inc.	P	Equity
NMFC	New Mountain Finance Corporation	P	Equity
NMG	NOUVEAU MONDE GRAPHITE INC	P	Equity
NMIH	NMI Holdings, Inc.	P	Equity
NMM	Navios Maritime Partners LP	P	Equity
NMR	Nomura Holdings, Inc.	P	Equity
NMRA	NEUMORA THERAPEUTICS INC	P	Equity
NMRK	Newmark Group Inc	P	Equity
NMTC	NEUROONE MEDICAL TECHNOLOGIES CORPORATION	P	Equity
NN	NEXTNAV INC.	P	Equity
NNBR	NN, Inc.	P	Equity
NNDM	NANO DIMENSION LTD	P	Equity
NNE	NANO Nuclear Energy Inc.	P	Equity
NNN	National Retail Properties, Inc.	P	Equity
NNOX	NANO-X IMAGING LTD	P	Equity
NNVC	NanoViricides, Inc	P	Equity
NOAH	Noah Holdings, Ltd.	P	Equity
NOC	NORTHROP GRUMMAN CORP	P	Equity
NOG	Northern Oil and Gas Inc	P	Equity
NOK	NOKIA CORPORATION	P	Equity
NOMD	Nomad Foods Limited	P	Equity
NOTE	FISCALNOTE HOLDINGS, INC.	P	Equity
NOTV	INOTIV, INC.	P	Equity
NOV	NOV, Inc.	P	Equity
NOVA	Sunnova Energy International Inc	P	Equity
NOVT	Novanta Inc.	P	Equity
NOW	ServiceNow Inc.	P	Equity
NPO	EnPro Industries Inc	P	Equity
NPWR	NET Power Inc.	P	Equity
NRDS	NERDWALLET, INC	P	Equity
NRDY	Nerdy Inc.	P	Equity
NRG	NRG ENERGY, INC.	P	Equity
NRGV	Energy Vault Holdings, Inc	P	Equity
NRIX	NURIX THERAPEUTICS, INC.	P	Equity
NRP	Natural Resource Partners L.P.	P	Equity
NRXP	NRX PHARMACEUTICALS, INC	P	Equity
NSA	National Storage Affiliates	P	Equity
NSC	NORFOLK SOUTHERN CORPORATION	P	Equity
NSP	Insperity, Inc.	P	Equity
NSSC	Napco Security Technologies, Inc.	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
NTAP	NETAPP, INC.	P	Equity
NTCT	NetScout Systems, Inc.	P	Equity
NTES	NETEASE, INC.	P	Equity
NTGR	NETGEAR INC	P	Equity
NTLA	Intellia Therapeutics Inc.	P	Equity
NTNX	Nutanix, Inc.	P	Equity
NTR	Nutrien Ltd.	P	Equity
NTRA	Natera, Inc	P	Equity
NTRS	NORTHERN TRUST CORPORATIO	P	Equity
NTWK	NetSol Technologies, Inc.	P	Equity
NU	NU HOLDINGS LTD.	P	Equity
NUE	NUCOR CORPORATION	P	Equity
NUGT	DIREXION DAILY GOLD MINERS BULL 3X SHRS	P	ETF
NUS	NU SKIN ENTERPRISES INC.	P	Equity
NUVB	NUVATION BIO INC COM CL A	P	Equity
NUVL	NUVALENT, INC.	P	Equity
NVAX	NOVAVAX, INC	P	Equity
NVCR	NovoCure Limited	P	Equity
NVCT	NUVECTIS PHARMA, INC.	P	Equity
NVD	GraniteShares ETF Trust 2x Short NVDA Daily ETF	P	ETF
NVDA	NVIDIA CORPORATION	P	Equity
NVDL	GRANITESHARES 1.5X LONG NVDA DAILY ETF	P	ETF
NVDQ	T-REX 2X INVERSE NVIDIA DAILY TARGET	P	ETF
NVDS	AXS 1.25X NVDA BEAR DAILY ETF	P	ETF
NVDU	DIREXION DAILY NVDA BULL 1.5X SHARES	P	ETF
NVDX	T-REX 2X LONG NVIDIA DAILY	P	ETF
NVDY	YIELDMAX NVDA OPTION INCOME STRATEGY ETF	P	ETF
NVEE	NV5 Global Inc.	P	Equity
NVGS	NAVIGATOR HOLDINGS LTD.	P	Equity
NVMI	Nova Measuring Instruments Ltd.	P	Equity
NVNO	enVVeno Medical Corporation	P	Equity
NVO	Novo Nordisk	P	Equity
NVRI	Enviri Corporation	P	Equity
NVS	Novartis AG	P	Equity
NVST	Envista Holdings Corp	P	Equity
NVT	nVent Electric plc	P	Equity
NVTS	NAVITAS SEMICONDUCTOR CORPORATION	P	Equity
NWBI	Northwest Bancshares Inc	P	Equity
NWG	NatWest Group plc	P	Equity
NWL	NEWELL RUBBERMAID, INC.	P	Equity
NWSA	NEWS CORPORATION	P	Equity
NX	Quanex Building Products Corporation	P	Equity
NXE	NEXGEN ENERGY LTNEXGEN ENERGY LTD.D.	P	Equity
NXPI	NXP Semiconductors NV	P	Equity
NXST	NEXSTAR BROADCASTING GROUP, INC.	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
NXT	NEXTRACKER INC.	P	Equity
NYMT	New York Mortgage Trust, Inc.	P	Equity
NYT	NEW YORK TIMES COMPANY	P	Equity
O	Realty Income Corporation	P	Equity
OABI	OMNIAB, INC.	P	Equity
OB	OUTOUTBRAIN INCBRAIN INC	P	Equity
OBDC	Blue Owl Capital Corporation	P	Equity
OBE	OBSIDIAN ENERGY LTD	P	Equity
OC	OWENS CORNING INC.	P	Equity
OCFT	ONECONNECT FINANCIAL TECHNOLOGY CO LTD	P	Equity
OCGN	OCUGEN INC	P	Equity
OCSL	Oaktree Specialty Lending Corporation	P	Equity
OCUL	Ocular Therapeutix, Inc.	P	Equity
ODD	ODDITY TECH LTD	P	Equity
ODFL	Old Dominion Freight Line (150 shares)	P	Equity
ODP	The ODP Corporation	P	Equity
ODV	OSISKO DEVELOPMENT CORP	P	Equity
OEC	Orion Engineered Carbons S.A.	P	Equity
OEF	ISHARES S&P 100 ETF	P	ETF
OGE	OGE ENERGY CORP.	P	Equity
OGI	OrganiGram Holdings Inc	P	Equity
OGN	ORGANON & CO.	P	Equity
OHI	OMEGA Healthcare Investors, Inc.	P	Equity
OI	OWENS-ILLINOIS INC.	P	Equity
OIH	MARKET VECTORS OIL SERVICES ETF	P	ETF
OII	OCEANEERING INTERNATIONAL, INC	P	Equity
OIS	Oil States International, Inc.	P	Equity
OKE	ONEOK, INC.	P	Equity
OKLO	Oklo Inc.	P	Equity
OKTA	Okta, Inc.	P	Equity
OLED	CAMBRIDGE DISPLAY TECHNOLOGY INC.	P	Equity
OLLI	Ollie's Bargain Outlet Holdings, Inc.	P	Equity
OLMA	Aurora Innovation, Inc.	P	Equity
OLN	OLIN CORP.	P	Equity
OLO	OLO, INC.	P	Equity
OLPX	OLAPLEX HOLDINGS INC	P	Equity
OMAB	GRUPO AEROPORTUARIO DEL CENTRO NORTE SAB DE CV	P	Equity
OMC	OMNICOM GROUP	P	Equity
OMCL	OMNICELL, INC	P	Equity
OMER	Omeros Corporation	P	Equity
OMEX	Odyssey Marine Exploration Inc.	P	Equity
OMF	OneMain Holdings, Inc.	P	Equity
OMI	OWENS & MINOR, INC	P	Equity
ON	ON Semiconductor Corporation	P	Equity
ONB	Old National Bancorp	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
ONC	BeiGene, Ltd.	P	Equity
ONDS	ONDAS HOLDINGS, INC.	P	Equity
ONEQ	FIDELITY NASDAQ COMPOSITE INDEX ETF	P	ETF
ONEW	ONEWATER MARINE INC	P	Equity
ONL	ORION OFFICE REIT INC	P	Equity
ONON	ON HOLDING AG	P	Equity
ONTF	ON24, INC	P	Equity
ONTO	Onto Innovation Inc.	P	Equity
OPAD	Offerpad Solutions Inc.	P	Equity
OPCH	Option Care Health, Inc	P	Equity
OPEN	Opendoor Technologies Inc.	P	Equity
OPFI	OppFi Inc.	P	Equity
OPI	(New) Office Properties Income Trust	P	Equity
OPK	OPKO HEALTH, INC.	P	Equity
OPRA	Opera Limited	P	Equity
OPRT	OPORTUN FINANCIAL CORP.	P	Equity
OPRX	OptimizeRx Corporation	P	Equity
OPTT	OCEAN POWER TECHNOLOGIES, INC.	P	Equity
OPY	Oppenheimer Holdings Inc.	P	Equity
OR	Osisko Gold Royalties Ltd	P	Equity
ORA	Ormat Technologies, Inc.	P	Equity
ORC	Orchid Island Capital, Inc.	P	Equity
ORCL	ORACLE CORPORATION	P	Equity
ORGN	Origin Materials, Inc.	P	Equity
ORGO	ORGANOGENESIS HOLDINGS, INC.	P	Equity
ORI	Old Republic International Corporation	P	Equity
ORIC	ORIC PHARMACEUTICALS INC	P	Equity
ORLA	ORLA MINING LTD	P	Equity
ORLY	O'REILLY AUTOMOTIVE INC.	P	Equity
ORMP	Oramed Pharmaceuticals Inc.	P	Equity
ORN	Orion Marine Group, Inc.	P	Equity
OS	ONESTREAM, INC.	P	Equity
OSCR	OSCAR HEALTH INC.	P	Equity
OSIS	OSI Systems Inc.	P	Equity
OSK	Oshkosh Corporation	P	Equity
OSPN	OneSpan Inc.	P	Equity
OSS	ONE STOP SYSTEMS, INC.	P	Equity
OSUR	ORASURE TECHNOLOGIES INC	P	Equity
OSW	OneSpaWorld Holdings Limited	P	Equity
OTEX	OPEN TEXT CORPORATION	P	Equity
OTIS	Otis Worldwide Corporation	P	Equity
OTLK	OUTLOOK THERAPEUTICS, INC.	P	Equity
OTLY	OATLY GROUP AB	P	Equity
OUST	Ouster, Inc	P	Equity
OUT	OUTFRONT MEDIA INC.	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
OVID	Ovid Therapeutics Inc.	P	Equity
OVV	Ovintiv Inc.	P	Equity
OWL	Blue Owl Capital Inc.	P	Equity
OXM	Oxford Industries, Inc	P	Equity
OXSQ	Oxford Square Capital Corporation	P	Equity
OXY	OCCIDENTAL PETROLEUM CORPORATION	P	Equity
OZK	Bank OZK	P	Equity
PAA	PLAINS ALL AMERICAN PIPELINE, LP	P	Equity
PAAS	PAN AMERICAN SILVER CORPORATION	P	Equity
PACB	Pacific Biosciences of California Inc	P	Equity
PACK	RANPAK HOLDINGS CORP	P	Equity
PACS	PACS Group, Inc.	P	Equity
PAG	Penske Automotive Group Inc	P	Equity
PAGP	PLAINS GP HOLDINGS, L.P.	P	Equity
PAGS	PagSeguro Digital Ltd.	P	Equity
PAM	Pampa Energía S.A.	P	Equity
PANL	PANGAEA LOGISTICS SOLUTIONS LTD.	P	Equity
PANW	Palo Alto Networks Inc	P	Equity
PAR	PAR Technology Corporation	P	Equity
PARA	Paramount Global Class B	P	Equity
PARR	Par Pacific Holdings, Inc.	P	Equity
PASG	Passage Bio, Inc.	P	Equity
PATH	UIPATH INC	P	Equity
PATK	Patrick Industries, Inc.	P	Equity
PAVE	Global X U.S. Infrastructure Development ETF	P	ETF
PAVM	PAVMED INC	P	Equity
PAX	PATRIA INVESTMENT LTD	P	Equity
PAY	PAYMENTUS HOLDINGS, INC	P	Equity
PAYC	Paycom Software, Inc.	P	Equity
PAYO	Payoneer Global Inc.	P	Equity
PAYS	PaySign, Inc.	P	Equity
PAYX	PAYCHEX, INC	P	Equity
PBA	Pembina Pipeline Corporation	P	Equity
PBF	PBF ENERGYINC.	P	Equity
PBI	PITNEY BOWES INC.	P	Equity
PBPB	POTBELLY CORPORATION	P	Equity
PBR	PETROLEO BRASILEIRO PETROBRAS SA	P	Equity
PBT	PERMIAN BASIN ROYALTY TRUST	P	Equity
PBYI	PUMA BIOTECHNOLOGY, INC.	P	Equity
PCAR	PACCAR INC.	P	Equity
PCG	PG & E CORP	P	Equity
PCH	PotlatchDeltic Corporation	P	Equity
PCOR	PROCORE TECH.	P	Equity
PCRX	Pacira Pharmaceuticals, Inc./DE	P	Equity
PCT	PURECYCLE TECHNOLOGIES INC	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	**Company Name**	**List Exch**	**Inst Type**
PCTY	Paylocity Holding Corporation	P	Equity
PCVX	VAXCYTE, INC.	P	Equity
PD	PagerDuty, Inc.	P	Equity
PDBC	INVESCO OPTIMUM YIELD DIVER STARTEGY NO K-1 ETF	P	ETF
PDD	Pinduoduo Inc.	P	Equity
PDS	Precision Drilling Corporation	P	Equity
PDSB	PDS BIOTECHNOLOGY CORP.	P	Equity
PDYN	PALLADYNE AI CORP.	P	Equity
PEB	Pebblebrook Hotel Trust	P	Equity
PEG	PUBLIC SERVICE ENT GROUP INC	P	Equity
PEGA	Pegasystems, Inc.	P	Equity
PEN	Penumbra, Inc	P	Equity
PENG	Penguin Solutions, Inc.	P	Equity
PENN	PENN NATIONAL GAMING INC	P	Equity
PEP	PEPSICO, INC.	P	Equity
PERI	Perion Network Ltd.	P	Equity
PESI	Perma-Fix Environmental Services, Inc.	P	Equity
PETS	PETMED EXPRESS, INC.	P	Equity
PEY	Invesco High Yield Equity Dividend Achievers ETF	P	ETF
PFE	PFIZER INC.	P	Equity
PFF	iShares US Preferred Stock	P	ETF
PFFD	GLOBAL X U.S. PREFERRED ETF	P	ETF
PFG	PRINCIPAL FINANCIAL GROUP, INC.	P	Equity
PFGC	Performance Food Group Company	P	Equity
PFLT	Pennantpark Floating Rate Capital Ltd	P	Equity
PFSI	PennyMac Financial Services, Inc.	P	Equity
PG	PROCTER & GAMBLE COMPANY	P	Equity
PGEN	Precigen, Inc.	P	Equity
PGF	PowerShares Financial Preferred ETF	P	ETF
PGJ	PowerShares Golden Dragon China Portfolio	P	ETF
PGNY	Progyny Inc	P	Equity
PGR	PROGRESSIVE CORPORATION	P	Equity
PGY	PAGAYA TECHNOLOGIES LTD	P	Equity
PH	PARKER-HANNIFIN CORP	P	Equity
PHAT	PHATHOM PHARMACEUTICALS, INC.	P	Equity
PHG	Koninklijke Philips N.V	P	Equity
PHIN	PHINIA INC.	P	Equity
PHM	PULTEGROUP, INC.	P	Equity
PHR	PHREESIA, INC.	P	Equity
PHUN	PHUNWARE, INC.	P	Equity
PI	Impinj, Inc.	P	Equity
PICK	iShares MSCI Global Metals & Mining Producers ETF	P	ETF
PII	POLARIS INDUSTRIES, INC.	P	Equity
PINC	Premier Inc	P	Equity
PINS	Pinterest, Inc.	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	**Company Name**	**List Exch**	**Inst Type**
PIPR	Piper Sandler Companies	P	Equity
PJT	PJT Partners Inc.	P	Equity
PK	Park Hotels & Resorts Inc.	P	Equity
PKE	Park Aerospace Corp.	P	Equity
PKG	PACKAGING CORP OF AMERICA	P	Equity
PKX	POSCO	P	Equity
PL	Planet Labs PBC	P	Equity
PLAB	Photronics Inc.	P	Equity
PLAY	Dave & Buster's Entertainment, Inc.	P	Equity
PLBY	PLBY GROUP, INC.	P	Equity
PLCE	CHILDREN'S PLACE RETAIL	P	Equity
PLD	PROLOGIS INC.	P	Equity
PLG	PLATINUM GROUP METALS LTD.	P	Equity
PLL	PIEDMONT LITHIUM LTD	P	Equity
PLMR	Palomar Holdings, Inc	P	Equity
PLNT	Planet Fitness, Inc.	P	Equity
PLRX	PLIANT THERAPEUTICS, INC.	P	Equity
PLSE	Pulse Biosciences, Inc.	P	Equity
PLTK	PLAYTIKA HOLDING CORP.	P	Equity
PLTR	Palantir Technologies Inc.	P	Equity
PLTY	YIELDMAX PLTR OPTION INCOME STRATEGY ETF	P	ETF
PLUG	PLUG POWER INC	P	Equity
PLX	Protalix BioTherapeutics Inc.	P	Equity
PLYA	Playa Hotels & Resorts N.V.	P	Equity
PM	PHILIP MORRIS INTERNATIONAL, INC.	P	Equity
PMT	Pennymac Mortgage Investment Trust	P	Equity
PNC	PNC FINANCIAL SERVICES GROUP INC.	P	Equity
PNFP	Pinnacle Financial Partners, Inc.	P	Equity
PNNT	PennantPark Investment Corp	P	Equity
PNR	Pentair plc	P	Equity
PNW	Pinnacle West Capital Corporation	P	Equity
PODD	Insulet Corporation	P	Equity
POET	POET Technologies Inc.	P	Equity
PONY	PONY AI INC.	P	Equity
POOL	Pool Corporation	P	Equity
POR	PORTLAND GENERAL ELECTRIC COMPANY	P	Equity
POST	Post Holdings, Inc.	P	Equity
POWI	Power Integrations Inc	P	Equity
POWL	POWELL INDUSTRIES, INC.	P	Equity
POWW	AMMO INC	P	Equity
PPA	INVESCO AEROSPACE & DEFENSE ETF	P	ETF
PPC	PILGRIMS PRIDE CORP	P	Equity
PPG	PPG INDUSTRIES INC.	P	Equity
PPH	Market Vectors Pharmaceutical ETF	P	ETF
PPL	PPL CORPORATION	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
PPTA	PERPETUA RESOURCES CORP.	P	Equity
PR	Permian Resources Corporation	P	Equity
PRA	ProAssurance Corporation	P	Equity
PRAA	PRA GROUP, INC.	P	Equity
PRAX	PRAXIS PRECISION MEDICINES, INC.	P	Equity
PRCH	PORCH GROUP, INC.	P	Equity
PRCT	PROCEPT BIOROBOTICS CORP.	P	Equity
PRDO	Perdoceo Education Corporation	P	Equity
PRG	PROG Holdings, Inc.	P	Equity
PRGO	PERRIGO COMPANY	P	Equity
PRGS	Progress Software Corporation	P	Equity
PRIM	Primoris Services Corporation	P	Equity
PRKS	o United Parks & Resorts Inc.	P	Equity
PRLB	Proto Labs Inc	P	Equity
PRLD	PRELUDE THERAPEUTICS, INC.	P	Equity
PRM	PERIMETER SOLUTIONS SA	P	Equity
PRMB	Primo Brands Corporation	P	Equity
PRME	PRIME MEDICINE, INC.	P	Equity
PRO	Pros Holdings Inc	P	Equity
PROK	PROKIDNEY CORP. CLASS A	P	Equity
PROP	PRAIRIE OPERATING CO.	P	Equity
PRPH	PROPHASE LABS, INC	P	Equity
PRPL	Purple Innovation, Inc.	P	Equity
PRQR	Proqr Therapeutics N.V.	P	Equity
PRTA	PROTHENA CORPORATION PLC	P	Equity
PRTS	CarParts.com, Inc	P	Equity
PRU	PRUDENTIAL FINANCIAL, INC.	P	Equity
PRVA	PRIVIA HEALTH GROUP INC	P	Equity
PSA	Public Storage	P	Equity
PSEC	Prospect Captial Corporation	P	Equity
PSFE	Paysafe Limited	P	Equity
PSMT	PriceSmart, Inc.	P	Equity
PSN	Parsons Corporation	P	Equity
PSNL	PERSONALIS, INC.	P	Equity
PSNY	Polestar Automotive Holding UK PLC	P	Equity
PSQ	ProShares Short QQQ	P	ETF
PSQH	PSQ Holdings, Inc. (PSQH)	P	Equity
PSTG	Pure Storage, Inc.	P	Equity
PSTL	POSTAL REALTY TRUST INC CL A	P	Equity
PSX	PHILLIPS 66	P	Equity
PTC	PTC Inc.	P	Equity
PTCT	PTC Therapeutics, Inc.	P	Equity
PTEN	PATTERSON-UTI ENERGY INC.	P	Equity
PTF	Invesco Dorsey Wright Technology Momentum ETF	P	ETF
PTGX	PROTAGONIST THERAPEUTICS, INC.	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
PTIR	GraniteShares 2x Long PLTR Daily ETF	P	ETF
PTLO	PORTILLOS INC	P	Equity
PTON	Peloton Interactive, Inc.	P	Equity
PUBM	PUBMATIC INC	P	Equity
PUMP	ProPetro Holding Corp.	P	Equity
PVBC	PROVIDENT BANCORP INC	P	Equity
PVH	PVH Corp.	P	Equity
PVL	Permianville Royalty Trust	P	Equity
PWR	QUANTA SERVICES, INC.	P	Equity
PX	P10, INC.	P	Equity
PXLW	PIXELWORKS, INC.	P	Equity
PYPL	PayPal Holdings, Inc.	P	Equity
PYXS	PYXIS ONCOLOGY, INC.	P	Equity
PZZA	Papa John's International, Inc.	P	Equity
QBTS	D-WAVE QUANTUM INC.	P	Equity
QCOM	QUALCOMM INCORPORATED	P	Equity
QD	Qudian, Inc.	P	Equity
QDEL	QUIDEL CORPORATION	P	Equity
QDTE	Roundhill Innovation-100 0DTE Covered Call Strategy ETF	P	ETF
QFIN	360 DIGITECH, INC.	P	Equity
QGEN	QIAGEN N V	P	Equity
QID	PROSHARES ULTRASHORT QQQ	P	ETF
QIPT	QUIPT HOME MEDICAL CORP	P	Equity
QLD	PROSHARES ULTRA QQQ	P	ETF
QLYS	QUALYS, INC.	P	Equity
QNCX	Quince Therapeutics, Inc	P	Equity
QNST	Quinstreet, Inc.	P	Equity
QQQ	INVESCO QQQ Trust	P	ETF
QQQE	Direxion NASDAQ-100 Equal Weighted Index Shares	P	ETF
QQQJ	INVESCO NASDAQ NEXT GEN 100 ETF	P	Equity
QQQM	INVESCO NASDAQ 100 ETF	P	ETF
QQQY	DEFIANCE NASDAQ 100 ENHANCED OPTIONS INCOME ETF	P	ETF
QRHC	QUEST RESOURCE HOLDING CORPORATION	P	Equity
QRVO	Qorvo, Inc.	P	Equity
QS	QuantumScape Corporation	P	Equity
QSI	Quantum-Si Incorporated	P	Equity
QSR	Restaurant Brands International Inc.	P	Equity
QTRX	QUANTERIX CORPORATION	P	Equity
QTTB	Q32 BIO INC.	P	Equity
QTUM	DEFIANCE QUANTUM ETF	P	ETF
QTWO	Q2 Holdings, Inc.	P	Equity
QUAD	Quad/Graphics, Inc.	P	Equity
QUAL	iShares MSCI USA Quality Factor ETF	P	ETF
QUBT	QUANTUM COMPUTING INC.	P	Equity
QUIK	QuickLogic Corporation	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
QURE	uniQure N.V.	P	Equity
QVCGA	QVC Group, Inc.	P	Equity
QXO	QXO, INC.	P	Equity
QYLD	GLOBAL X NASDAQ 100 COVERED CALL ETF	P	ETF
R	RYDER SYSTEMS INC.	P	Equity
RACE	Ferrari N.V.	P	Equity
RAIL	Freight Car America Inc	P	Equity
RAMP	LiveRamp Holdings, Inc.	P	Equity
RANI	RANI THERAPEUTICS HOLDINGS, INC.	P	Equity
RAPT	RAPT THERAPEUTICS, INC.	P	Equity
RARE	Ultragenyx Pharmaceutical Inc.	P	Equity
RBA	Ritchie Bros. Auctioneers Incorporated	P	Equity
RBBN	Ribbon Communications Inc	P	Equity
RBLX	Roblox Corporation	P	Equity
RBRK	Rubrik, Inc.	P	Equity
RC	Ready Capital Corporation	P	Equity
RCAT	RED CAT HOLDINGS, INC.	P	Equity
RCEL	Avita Therapeutics, Inc.	P	Equity
RCI	Rogers Communication, Inc.	P	Equity
RCKT	Rocket Pharmaceuticals, Inc.	P	Equity
RCL	ROYAL CARIBBEAN CRUISES LTD.	P	Equity
RCUS	Arcus Biosciences, Inc.	P	Equity
RDDT	Reddit, Inc.	P	Equity
RDFN	Redfin Corporation	P	Equity
RDI	Reading International Inc	P	Equity
RDN	RADIAN GROUP INC.	P	Equity
RDNT	RadNet, Inc.	P	Equity
RDUS	Radius Recycling, Inc.	P	Equity
RDW	Redwire Corporation	P	Equity
RDWR	RADWARE LTD.	P	Equity
RDY	Dr. Reddy's Laboratories Limited	P	Equity
REAL	RealReal Inc	P	Equity
REAX	REAL BROKERAGE INC.	P	Equity
REE	REE Automotive Ltd.	P	Equity
REFR	Research Frontiers Inc.	P	Equity
REG	REGENCY CENTERS CORP	P	Equity
REGN	REGENERON PHARMACEUTICALS	P	Equity
REI	Ring Energy, Inc.	P	Equity
REK	ProShares Short Real Estate	P	ETF
REKR	REKOR SYSTEMS, INC.	P	Equity
RELL	Richardson Electronics Ltd	P	Equity
RELY	REMITLY GLOBAL, INC	P	Equity
REM	ISHARES MORTGAGE REAL ESTATE ETF	P	ETF
REMX	Market Vectors Rare Earth/Strategic Metals ETF	P	ETF
RENB	Renovaro Biosciences Inc.	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
REPL	REPLIMUNE GROUP, INC.	P	Equity
RES	RPC INC	P	Equity
RETL	Direxion Daily Retail Bull 3X Shares	P	ETF
REVG	REV Group, Inc.	P	Equity
REX	REX AMERICAN RESOURCES CORP	P	Equity
REXR	Rexford Industrial Realty, Inc.	P	Equity
REYN	REYNOLDS CONSUMER PRODUCTS	P	Equity
REZI	Resideo Technologies Inc	P	Equity
RF	REGIONS FINANCIAL CORPORATION	P	Equity
RFIL	RF Industries, Ltd.	P	Equity
RGA	Reinsurance Group of America Inc	P	Equity
RGEN	Repligen Corporation	P	Equity
RGLD	ROYAL GOLD, INC.	P	Equity
RGLS	REGULUS THERAPEUTICS INC.	P	Equity
RGNX	REGENXBIO Inc.	P	Equity
RGP	Resources Connection, Inc.	P	Equity
RGR	STURM, RUGER & COMPANY INC.	P	Equity
RGTI	Rigetti Computing, Inc	P	Equity
RH	RESTORATION HARDWARE HOLDINGS, INC	P	Equity
RHI	ROBERT HALF INTERNATIONAL	P	Equity
RHP	Ryman Hospitality Properties, Inc.(Stk Div)	P	Equity
RICK	RCI HOSPITALITY HOLDINGS, INC.	P	Equity
RIG	TRANSOCEAN LTD.	P	Equity
RIGL	Rigel Pharmaceuticals, Inc.	P	Equity
RILY	B Riley Financial Inc	P	Equity
RIO	RIO TINTO PLC	P	Equity
RIOT	Riot Blockchain, Inc.	P	Equity
RITM	Rithm Capital Corporation	P	Equity
RIVN	Rivian Automotive, Inc.	P	Equity
RJF	RAYMOND JAMES FINANCIAL INC	P	Equity
RKLB	Rocket Lab Corporation	P	Equity
RKT	Rocket Companies, Inc.	P	Equity
RL	RALPH LAUREN CORPORATION	P	Equity
RLAY	RELAY THERAPEUTICS INC	P	Equity
RLGT	Radiant Logistics, Inc.	P	Equity
RLI	RLI Corporation	P	Equity
RLMD	RELMADA THERAPEUTICS INC	P	Equity
RLX	RLX TECHNOLOGY INC	P	Equity
RMBL	RUMBLEON, INC.	P	Equity
RMBS	RAMBUS INC	P	Equity
RMD	RESMED, INC.	P	Equity
RMNI	RIMINI STREET, INC.	P	Equity
RMTI	Rockwell Medical, Inc.	P	Equity
RNA	AVIDITY BIOSCIENCES INC	P	Equity
RNG	RINGCENTRAL, INC.	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
RNR	RENAISSANCERE HOLDINGS LTD.	P	Equity
RNW	ReNew Energy Global plc	P	Equity
ROAD	CONSTRUCTION PARTNERS, INC	P	Equity
ROBN	T-REX 2X LONG HOOD DAILY TARGET ETF	P	ETF
ROG	ROGERS CORPORATION	P	Equity
ROIV	ROIVANT SCIENCES LTD	P	Equity
ROK	ROCKWELL AUTOMATION	P	Equity
ROKU	Roku, Inc.	P	Equity
ROL	Rollins, Inc.	P	Equity
ROM	ProShares Ultra Technology	P	ETF
ROOT	ROOT, INC. DELAWARE	P	Equity
ROP	Roper Technologies, Inc.	P	Equity
ROST	ROSS STORES INC.	P	Equity
RPAR	RPAR RISK PARITY	P	Equity
RPAY	REPAY HOLDINGS CORP.	P	Equity
RPD	Rapid7, Inc.	P	Equity
RPM	RPM INTERNATIONAL, INC	P	Equity
RPRX	ROYALTY PHARMA PLC	P	Equity
RRC	RANGE RESOURCES CORPORATION	P	Equity
RRGB	Red Robin Gourmet Burgers, Inc.	P	Equity
RRR	Red Rock Resorts, Inc.	P	Equity
RRX	Regal Rexnord Corporation	P	Equity
RS	RELIANCE STEEL & ALUMINUM CO.	P	Equity
RSG	REPUBLIC SERVICES	P	Equity
RSI	Rush Street Interactive, Inc.	P	Equity
RSKD	RISKIFIED LTD.	P	Equity
RSP	Invesco S&P 500 Equal Weight ETF	P	ETF
RTO	RENTOKIL INITIAL PLC	P	Equity
RTX	Raytheon Technologies Corporation	P	Equity
RUM	Rumble Inc.	P	Equity
RUN	Sunrun Inc.	P	Equity
RVLV	Revolve Group, Inc.	P	Equity
RVMD	REVOLUTION MEDICINES, INC.	P	Equity
RVPH	REVIVA PHARMACEUTICALS HOLDINGS, INC.	P	Equity
RVTY	Revvity, Inc.	P	Equity
RWAY	RUNWAY GROWTH FINANCE CORP.	P	Equity
RWM	ProShares Short Russell2000	P	ETF
RWT	REDWOOD TRUST, INC.	P	Equity
RXO	RXO, INC.	P	Equity
RXRX	RECURSION PHARMACEUTICALS	P	Equity
RXST	RXSIGHT, INC.	P	Equity
RXT	RACKSPACE TECHNOLOGY, INC.	P	Equity
RY	ROYAL BANK OF CANADA	P	Equity
RYAAY	Ryanair Holdings plc	P	Equity
RYAM	RAYONIER ADVANCED MATERIALS INC.	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
RYAN	RYAN SPECIALITY GROUP	P	Equity
RYLD	GLOBAL X FDS RUSSELL 2000	P	ETF
RYN	Rayonier Inc.	P	Equity
RYTM	Rhythm Pharmaceuticals, Inc	P	Equity
RZLT	REZOLUTE, INC	P	Equity
RZLV	REZOLVE AI LIMITED	P	Equity
S	SENTINELONE, INC	P	Equity
SA	SEABRIDGE GOLD INC	P	Equity
SABR	SABRE CORPORATION	P	Equity
SACH	SACHEM CAPITAL CORP.	P	Equity
SAFE	Safehold Inc	P	Equity
SAFT	Safety Insurance Group Inc.	P	Equity
SAGE	Sage Therapeutics, Inc.	P	Equity
SAH	SONIC AUTOMOTIVE,INC.	P	Equity
SAIA	Saia, Inc.	P	Equity
SAIC	Science Applications International Corporation	P	Equity
SAIL	SailPoint, Inc.	P	Equity
SAM	Boston Beer Company, Inc.	P	Equity
SAN	BANCO SANTANDER, S.A.	P	Equity
SANA	SANA BIOTECHNOLOGY INC.	P	Equity
SAND	Sandstorm Gold Ltd.	P	Equity
SANM	Sanmina Corporation	P	Equity
SAP	SAP AG	P	Equity
SARK	TUTTLE CAPITAL SHORT INNOVATION ETF	P	ETF
SARO	StandardAero, Inc.	P	Equity
SATL	SATELLOGIC INC	P	Equity
SATS	EchoStar Corp	P	Equity
SAVA	Cassava Sciences Inc	P	Equity
SB	Safe Bulkers Inc.	P	Equity
SBAC	SBA COMMUNICATION CORP	P	Equity
SBGI	SINCLAIR BROADCASTING GRP	P	Equity
SBH	Sally Beauty Holdings Inc	P	Equity
SBIT	PROSHARES ULTRASHORT BITCOIN ETF	P	ETF
SBLK	Star Bulk Carriers Corporation	P	Equity
SBRA	Sabra Health Care REIT, Inc.	P	Equity
SBS	Companhia de Saneamento Basico do Estado de Sao Paulo	P	Equity
SBSW	Sibanye-Stillwater	P	Equity
SBUX	STARBUCKS CORPORATION	P	Equity
SCCO	SOUTHERN COPPER CORPORATION	P	Equity
SCHB	Schwab US Broad Market ETF	P	ETF
SCHD	Schwab US Dividend Equity ETF	P	ETF
SCHG	Schwab U.S. Large-Cap Growth ETF	P	ETF
SCHL	Scholastic Corporation	P	Equity
SCHO	SCHWAB SHORT-TERM US TREASURY ETF	P	ETF
SCHP	Schwab U.S. TIPs ETF	P	ETF

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
SCHW	THE CHARLES SCHWAB CORPORATION	P	Equity
SCI	SERVICE CORPORATION INTERNATIONAL	P	Equity
SCM	Stellus Capital Investment Corp	P	Equity
SCO	ProShare UltraShort DJ UBS Crude Oil	P	ETF
SCPH	SCPHARMACEUTICALS, INC.	P	Equity
SCS	STEELCASE, INC. CLASS A	P	Equity
SCSC	SCANSOURCE, INC.	P	Equity
SCVL	Shoe Carnival Inc	P	Equity
SCYX	SCYNEXIS, Inc.	P	Equity
SD	SandRidge Energy, Inc.	P	Equity
SDGR	SCHRODINGER, INC.	P	Equity
SDIV	Global X SuperDividend ETF	P	Equity
SDOW	ProShares UltraPro Short Dow30	P	ETF
SDRL	SEADRILL LIMITED	P	Equity
SDS	PROSHARES ULTRASHORT S&P500	P	ETF
SDY	SPDR S&P Dividend ETF	P	ETF
SE	Sea Limited	P	Equity
SEAT	VIVID SEATS INC	P	Equity
SEDG	SolarEdge Technologies, Inc.	P	Equity
SEE	SEALED AIR CORP	P	Equity
SEI	Solaris Energy Infrastructure, Inc.	P	Equity
SEIC	SEI INVESTMENTS CO	P	Equity
SEM	Select Medical Holdings Corporation	P	Equity
SEMR	SEMRUSH HOLDINGS, INC.	P	Equity
SENS	Senseonics Holdings Inc.	P	Equity
SERV	SERVE ROBOTICS INC.	P	Equity
SES	SES AI Corporation	P	Equity
SEZL	SEZZLE INC	P	Equity
SF	Stifel Financial Corp.	P	Equity
SFIX	Stitch Fix, Inc.	P	Equity
SFL	SHIP FINANCE INTERNATIONAL LIMITED	P	Equity
SFM	SPROUTS FARMERS MARKET, INC.	P	Equity
SG	SWEETGREEN, INC.	P	Equity
SGHC	Super Group	P	Equity
SGHT	SIGHT SCIENCES, INC.	P	Equity
SGI	Somnigroup International Inc.	P	Equity
SGML	SIGMA LITHIUM CORP	P	Equity
SGMO	Sangamo Therapeutics, Inc.	P	Equity
SGMT	SAGIMET BIOSCIENCES INC.	P	Equity
SGOL	ETFS Physical Swiss Gold Shares ETF	P	ETF
SGRY	Surgery Partners Inc.	P	Equity
SH	ProShares Short S&P 500	P	ETF
SHAK	Shake Shack Inc.	P	Equity
SHC	SOTERA HEALTH COMPANY	P	Equity
SHCO	Soho House & Co Inc.	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
SHEL	Shell plc	P	Equity
SHIP	SEANERGY MARITIME HOLDINGS CORP	P	Equity
SHLD	GLOBAL X DEFENSE TECH ETF	P	ETF
SHLS	SHOALS TECHNOLOGIES GROUP	P	Equity
SHO	Sunstone Hotel Investors, Inc.	P	Equity
SHOO	STEVEN MADDEN, LTD.	P	Equity
SHOP	Shopify Inc.	P	Equity
SHOT	SAFETY SHOT, INC.	P	Equity
SHW	THE SHERWIN-WILLIAMS COMPANY	P	Equity
SHY	Ishares Barclays 1-3 Year Treasury Bond	P	ETF
SIBN	SI-BONE, INC.	P	Equity
SID	COMPANHIA SIDERURGICAL NACIONAL ADR	P	Equity
SIEB	Siebert Financial Corp	P	Equity
SIG	SIGNET JEWELERS LIMITEDSHS	P	Equity
SIGA	SIGA Technologies Inc.	P	Equity
SII	Sprott Inc	P	Equity
SIL	Global X Silver Miners ETF	P	ETF
SILJ	ETFMG Prime Junior Silver ETF	P	ETF
SIMO	Silicon Motion Technology Corp.	P	Equity
SIRI	SIRIUS XM RADIO INC.	P	Equity
SITC	SITE Centers Corporation	P	Equity
SITM	SITIME CORP	P	Equity
SIVR	ETFS Physical Silver	P	ETF
SJM	J M SMUCKER COMPANY (THE)	P	Equity
SJNK	SPDR Barclays Short Term High Yield Bond ETF	P	ETF
SJT	San Juan Basin Royalty Trust	P	Equity
SKE	SKEENA RESOURCES LIMITED	P	Equity
SKF	ProShares UltraShort Financials	P	ETF
SKIN	The Beauty Health Company	P	Equity
SKLZ	Skillz Inc.	P	Equity
SKT	Tanger Factory Outlet Centers, Inc.	P	Equity
SKX	SKETCHERS USA INCORPORATED	P	Equity
SKY	Skyline Champion Corporation	P	Equity
SKYT	SKYWATER TECHNOLOGY INC	P	Equity
SKYW	SkyWest Inc.	P	Equity
SKYY	First Trust ISE Cloud Computing Index Fund	P	ETF
SLAB	SILICON LABORATORIES INC.	P	Equity
SLB	SCHLUMBERGER LIMITED	P	Equity
SLDB	SOLID BIOSCIENCES, INC	P	Equity
SLDP	Solid Power, Inc.	P	Equity
SLF	SUN LIFE FINANCIAL INC.	P	Equity
SLG	SL Green Realty Corp.	P	Equity
SLGN	Silgan Holdings Inc.	P	Equity
SLI	STANDARD LITHIUM LTD.	P	Equity
SLM	SLM CORP	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
SLNO	SOLENO THERAPEUTICS INC	P	Equity
SLP	Simulations Plus, Inc	P	Equity
SLQT	SELECTQUOTE, INC.	P	Equity
SLS	SELLAS LIFE SCIENCES GROUP, INC.	P	Equity
SLV	ISHARES SILVER TRUST	P	ETF
SLVM	SYLVAMO CORPORATION	P	Equity
SM	SM Energy Company	P	Equity
SMCI	SUPER MICRO COMPUTER INC	P	Equity
SMCX	Defiance Daily Target 2X Long SMCI ETF	P	ETF
SMCY	YIELDMAX SMCI OPTION INCOME STRATEGY ETF	P	ETF
SMFG	SUMITOMO MITSUI FINANCIAL GROUP, INC.	P	Equity
SMG	The Scotts Miracle-Gro Company	P	Equity
SMH	MARKET VECTORS SEMICONDUCTOR ETF	P	ETF
SMHI	SEACOR MARINE HOLDINGS INC	P	Equity
SMLR	SEMLER SCIENTIFIC, INC.	P	Equity
SMMT	Summit Therapeutics Inc.	P	Equity
SMPL	Simply Good Foods Co	P	Equity
SMR	NuScale Power Corporation	P	Equity
SMRT	SmartRent, Inc.	P	Equity
SMSI	Smith Micro Software, Inc.	P	Equity
SMST	Tidal Trust II Defiance Daily Target 2x Short MSTR	P	ETF
SMTC	SEMTECH CORPORATION	P	Equity
SMWB	SIMILARWEB LTD.SIMILARWEB LTD.	P	Equity
SN	SHARKNINJA INC	P	Equity
SNA	SNAP-ON INCORPORATED	P	Equity
SNAP	Snap, Inc	P	Equity
SNBR	Sleep Number Corporation	P	Equity
SNCR	Synchronoss Technologies, Inc.	P	Equity
SNCY	SUN COUNTRY AIRLINES HOLDINGS, INC.	P	Equity
SND	Smart Sand, Inc.	P	Equity
SNDK	SANDISK CORPORATION	P	Equity
SNDL	SNDL Inc	P	Equity
SNDR	Schneider National, Inc	P	Equity
SNDX	Syndax Pharmaceuticals, Inc	P	Equity
SNOW	Snowflake Inc.	P	Equity
SNPS	Synopsys Inc.	P	Equity
SNV	SYNOVUS FINANCIAL CORPORATION	P	Equity
SNX	Synnex Corporation	P	Equity
SNY	Sanofi	P	Equity
SO	SOUTHERN COMPANY	P	Equity
SOBO	South Bow Corporation	P	Equity
SOC	SABLE OFFSHORE CORP.	P	Equity
SOFI	SoFi Technologies, Inc.	P	Equity
SOHU	SOHU.COM INC.	P	Equity
SOL	ReneSola Ltd (ADS)	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
SOLV	SOLVENTUM CORPORATION	P	Equity
SON	Sonoco Products Co.	P	Equity
SOND	SONDER HOLDINGS INC.	P	Equity
SONO	Sonos, Inc.	P	Equity
SONY	Sony Group Corporation	P	Equity
SOUN	SOUNDHOUND AI, INC	P	Equity
SOXL	DIREXION DAILY SEMICONDUCTOR BULL 3X ETF	P	ETF
SOXS	Direxion Daily Semiconductor Bear 3X ETF	P	ETF
SOXX	iShares PHLX Semiconductor Index Fund	P	ETF
SOYB	Teucrium Soybean ETF	P	ETF
SPB	Spectrum Brands Holdings Inc.	P	Equity
SPCE	Virgin Galactic Holdings, Inc.	P	Equity
SPG	SIMON PROPERTY GROUP INC.	P	Equity
SPGI	S&P Global Inc.	P	Equity
SPH	Suburban Propane Partners, L.P.	P	Equity
SPHB	Invesco S&P 500 High Beta ETF	P	ETF
SPHD	Invesco S&P 500 High Dividend Low Volatility ETF	P	ETF
SPHR	Sphere Entertainment Co.	P	Equity
SPIR	Spire Global, Inc.	P	Equity
SPLG	SPDR Portfolio S&P 500 ETF	P	ETF
SPLV	PowerShares S&P 500 Low Volatility ETF	P	ETF
SPOT	Spotify Technology S.A.	P	Equity
SPR	Spirit Aerosystems Holdings Inc	P	Equity
SPRO	Spero Therapeutics Inc	P	Equity
SPRU	Spruce Power Holding Corporation	P	Equity
SPRY	ARS Pharmaceuticals, Inc.	P	Equity
SPSC	SPS Commerce, Inc.	P	Equity
SPSM	SPDR Portfolio S&P 600 Small Cap ETF	P	ETF
SPT	SPROUT SOCIAL INC	P	Equity
SPTL	SPDR PORTFOLIO LONG TERM TREASURY ETF	P	ETF
SPTN	Spartan Stores, Inc.	P	Equity
SPWH	Sportsman's Warehouse Holdings, Inc.	P	Equity
SPXC	SPX Corporation	P	Equity
SPXL	Direxion Daily S&P 500 Bull 3X Shares	P	ETF
SPXS	Direxion Daily S&P 500 Bear 3X Shares (1:5 reverse	P	ETF
SPXU	PROSHARES ULTRAPRO SHORT S&P500	P	ETF
SPY	SPDR S&P 500 TRUST	P	ETF
SPYD	SPDR PORTFOLIO S&P 500 HIGH DIVIDEND	P	ETF
SPYG	SPDR PORTFOLIO S&P 500 GROWTH ETF	P	ETF
SPYI	NEOS S&P 500 HIGH INCOME ETF	P	ETF
SPYV	SPDR PORTFOLIO S&P 500 VALUE ETF	P	ETF
SQM	CHEMICAL & MINING CO. OF CHILE INC.	P	Equity
SQQQ	PROSHARES ULTRAPRO SHORT QQQ	P	ETF
SQQQ	PROSHARES ULTRAPRO SHORT QQQ	P	ETF
SRAD	SPORTRADAR GROUP	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
SRDX	Surmodics, Inc.	P	Equity
SRE	SEMPRA ENERGY	P	Equity
SRG	Seritage Growth Properties	P	Equity
SRI	Stoneridge, Inc.	P	Equity
SRLN	SPDR Blackstone Senior Loan ETF	P	ETF
SRPT	SAREPTA THERAPEUTICS, INC.	P	Equity
SRRK	SCHOLAR ROCK HOLDING CORP.	P	Equity
SRS	ProShares UltraShort Real Estate	P	ETF
SRTS	SENSUS HEALTHCARE, INC	P	Equity
SRTY	ProShares UltraPro Short Russell2000	P	ETF
SSB	South State Corporation	P	Equity
SSD	Simpson Manufacturing Co., Inc.	P	Equity
SSL	SASOL LTD	P	Equity
SSNC	SS&C Technologies Holdings, Inc.	P	Equity
SSO	PROSHARES ULTRA S&P500	P	ETF
SSP	The E.W. Scripps Company	P	Equity
SSRM	SSR Mining Inc.	P	Equity
SSSS	Sutter Rock Capital Corporation	P	Equity
SST	System1, Inc	P	Equity
SSTI	SoundThinking, Inc.	P	Equity
SSTK	SHUTTERSTOCK, INC.	P	Equity
SSYS	STRATASYS INC.	P	Equity
ST	Sensata Technologies Holding	P	Equity
STAA	STAAR SURGICAL COMPANY	P	Equity
STAG	STAG Industrial, Inc.	P	Equity
STE	STERIS Corp.	P	Equity
STEM	Stem, Inc.	P	Equity
STEP	STEPSTONE GROUP INC	P	Equity
STGW	Stagwell Inc.	P	Equity
STIM	NEURONETICS, INC.	P	Equity
STKL	SunOpta Inc.	P	Equity
STKS	ONE GROUP HOSPITALITY, INC.	P	Equity
STLA	Stellantis N.V.	P	Equity
STLD	STEEL DYNAMICS INC	P	Equity
STM	STMicroelectronics NV	P	Equity
STNE	StoneCo Ltd.	P	Equity
STNG	SCORPIO TANKERS, INC.	P	Equity
STOK	STOKE THERAPEUTICS, INC.	P	Equity
STR	Sitio Royalties Corporation	P	Equity
STRA	STRAYER EDUCATION, INC.	P	Equity
STRL	Sterling Construction Company Inc.	P	Equity
STRO	SUTRO BIOPHARMA, INC.	P	Equity
STT	STATE STREET CORPORATION	P	Equity
STWD	Starwood Property Trust, Inc.	P	Equity
STX	SEAGATE TECHNOLOGY PUBLIC LIMITED COMPANY	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
STXS	STEREOTAXIS, INC.	P	Equity
STZ	CONSTELLATION BRANDS INC.	P	Equity
SU	SUNCOR ENERGY INC.	P	Equity
SUI	Sun Communities, Inc.	P	Equity
SUN	SUNOCO L.P.	P	Equity
SUP	SUPERIOR INDUSTRIES INT	P	Equity
SUPN	SUPERNUS PHARMACEUTICALS, INC.	P	Equity
SUPV	GRUPO SUPERVIELLE SA	P	Equity
SURG	SURGEPAYS INC	P	Equity
SVC	Service Properties Trust	P	Equity
SVIX	-1X SHORT VIX FUTURES ETF	P	ETF
SVM	SILVERCORP METALS INC	P	Equity
SVOL	SIMPLITY ETF VOL PREM	P	ETF
SVRA	Savara Inc.	P	Equity
SVV	SAVERS VALUE VILLAGE, INC	P	Equity
SVXY	ProShares Short VIX Short-Term Futures	P	ETF
SW	Smurfit Westrock Plc	P	Equity
SWBI	Smith & Wesson Brands, Inc. (SWBI)	P	Equity
SWIM	LATHAM GROUP INC	P	Equity
SWK	Stanley Black & Decker	P	Equity
SWKS	SKYWORKS SOLUTIONS INC.	P	Equity
SWTX	SPRINGWORKS THERAPEUTICS INC	P	Equity
SXC	SunCoke Energy, Inc.	P	Equity
SY	SO-YOUNG INTERNATIONAL, INC.	P	Equity
SYF	SYNCHRONY FINANCIAL	P	Equity
SYK	STRYKER CORP	P	Equity
SYM	SYMBOTIC INC	P	Equity
SYNA	SYNAPTICS, INC.	P	Equity
SYPR	SYPRIS SOLUTIONS, INC.	P	Equity
SYRE	SPYRE THERAPEUTICS, INC.	P	Equity
SYY	SYSCO CORPORATION	P	Equity
T	AT&T, INC.	P	Equity
TAC	TRANSALTA CORP	P	Equity
TAIL	CAMBRIA TAIL RISK ETF	P	ETF
TAK	Takeda Pharmaceutical Company Limited	P	Equity
TAL	TAL International Group Inc	P	Equity
TALK	Talkspace, Inc.	P	Equity
TALO	Talos Energy Inc.	P	Equity
TAN	Guggenheim Solar ETF	P	ETF
TAP	Molson Coors Brewing Co.	P	Equity
TARA	PROTARA THERAPEUTICS, INC.	P	Equity
TARK	AXS 2X INNOVATION ETF	P	ETF
TARS	TARSUS PHARMACEUTICALS, INC.	P	Equity
TASK	TASKUS, INC.	P	Equity
TBBK	Bancorp Inc/DE	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
TBCH	Turtle Beach Corporation	P	Equity
TBF	ProShares Short 20+ Year Treasury	P	ETF
TBI	TrueBlue, Inc.	P	Equity
TBLA	Taboola.com Ltd.	P	Equity
TBPH	Theravance Biopharma, Inc.	P	Equity
TBT	PROSHARES ULTRASHORT 20+ YEAR TREASURY	P	ETF
TCBI	Texas Capital Bancshares, Inc.	P	Equity
TCMD	Tactile Systems Technology I	P	Equity
TCOM	Trip.com Group Limited	P	Equity
TCPC	BlackRock TCP Capital Corp.	P	Equity
TCX	TUCOWS, INC	P	Equity
TD	TORONTO DOMINION BANK	P	Equity
TDC	Teradata Corp.	P	Equity
TDG	TransDigm Group, Inc.	P	Equity
TDOC	Teladoc, Inc.	P	Equity
TDS	TELEPHONE & DATA SYSTEMS INC.	P	Equity
TDUP	THREDUP INC	P	Equity
TDW	TIDEWATER INC.	P	Equity
TDY	Teledyne Technologies Inc	P	Equity
TE	T1 Energy Inc.	P	Equity
TEAM	Atlassian Corporation Plc	P	Equity
TECH	Bio-Techne Corporation	P	Equity
TECK	Teck Resources Limited	P	Equity
TECL	Direxion Daily Technology Bull 3X ETF	P	ETF
TECS	Direxion Daily Technology Bear 3X ETF	P	ETF
TEF	TELEFONICA S.A.	P	Equity
TEL	TE Connectivity Ltd.	P	Equity
TEM	Tempus AI, Inc	P	Equity
TEN	Tsakos Energy Navigation Limited	P	Equity
TENB	TENABLE HOLDINGS INC	P	Equity
TER	TERADYNE,INC	P	Equity
TERN	TERNS PHARMACEUTICALS, INC.	P	Equity
TEVA	TEVA PHARMACEUTICAL INDUSTRIES LIMITED	P	Equity
TEX	TEREX CORPORATION	P	Equity
TFC	Truist Financial Corporation	P	Equity
TFII	TFI INTERNATIONAL INC.	P	Equity
TFIN	Triumph Financial Inc	P	Equity
TFPM	TRIPLE FLAG PRECIOUS METALS CORP	P	Equity
TFSL	TFS Financial Corporation	P	Equity
TFX	Teleflex Incorporated	P	Equity
TG	Tredegar Corp	P	Equity
TGB	Taseko Mines Limited	P	Equity
TGI	Triumph Group, Inc.	P	Equity
TGLS	TECNOGLASS INC.	P	Equity
TGNA	TEGNA, Inc.	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
TGT	TARGET CORPORATION	P	Equity
TGTX	TG THERAPEUTICS, INC.	P	Equity
TH	TARGET HOSPITALITY CORP.	P	Equity
THC	TENET HEALTHCARE CORP (25 shrs)	P	Equity
THO	THOR INDUSTRIES INC	P	Equity
THRY	THRYV HOLDINGS, INC.	P	Equity
THS	Treehouse Foods, Inc.	P	Equity
THTX	THERATECHNOLOGIES INC.	P	Equity
TIGR	UP FINTECH HOLDINGS LIMITED	P	Equity
TIMB	TIM S.A.	P	Equity
TIP	iShares Barclays TIPS Bond Fund	P	ETF
TIPT	TIPTREE INC.	P	Equity
TITN	Titan Machinery, Inc.	P	Equity
TIXT	TELUS INTERNATIONAL CDA, INC.	P	Equity
TJX	THE TJX COMPANIES, INC.	P	Equity
TK	Teekay Corp	P	Equity
TKO	TKO Group Holdings, Inc.	P	Equity
TKR	TIMKEN COMPANY	P	Equity
TLH	iShares 10-20 Year Treasury Bond ETF	P	ETF
TLN	TALEN ENERGY CORP	P	Equity
TLPH	Talphera, Inc.	P	Equity
TLRY	Tilray, Inc.	P	Equity
TLS	TELOS CORPORATION	P	Equity
TLSA	TIZIANA LIFE SCIENCES PLC	P	Equity
TLT	ISHARES 20+ YEAR TREASURY BOND ETF	P	ETF
TLYS	Tilly's Inc.	P	Equity
TM	TOYOTA MOTOR CORP	P	Equity
TMC	TMC the metals company Inc.	P	Equity
TMCI	TREACE MEDICAL CONCEPTS, INC.	P	Equity
TMDX	TRANSMEDICS GROUP, INC.	P	Equity
TME	Tencent Music Entertainment Group	P	Equity
TMF	DIREXION DAILY 20+ YR TRSY BULL 3X ETF	P	ETF
TMHC	Taylor Morrison Home Corp	P	Equity
TMO	Thermo Fisher Scientific Inc.	P	Equity
TMQ	Trilogy Metals Inc.	P	Equity
TMUS	T-MOBILE US, INC.	P	Equity
TMV	Direxion Daily 20 Year Treasury Bear 3X Shares	P	ETF
TNA	DIREXION DAILY SMALL CAP BULL 3X SHARES	P	ETF
TNDM	Tandem Diabetes Care, Inc.	P	Equity
TNET	TRINET GROUP, INC.	P	Equity
TNK	Teekay Tankers Ltd	P	Equity
TNL	Travel + Leisure Co.	P	Equity
TNYA	TENAYA THERAPEUTICS, INC.	P	Equity
TOKE	CAMBRIA CANNABIS ETF	P	ETF
TOL	TOLL BROTHERS INC.	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
TOON	Kartoon Studios, Inc.	P	Equity
TOST	TOAST, INC	P	Equity
TOUR	TUNIU CORPORATION	P	Equity
TPB	Turning Piont Brands Inc	P	Equity
TPC	Tutor Perini Corporation	P	Equity
TPG	TPG INC	P	Equity
TPH	TRI POINTE HOMES, INC.	P	Equity
TPIC	TPI Composites Inc	P	Equity
TPL	TEXAS PACIFIC LAND CORP	P	Equity
TPR	Tapestry, Inc.	P	Equity
TPVG	TriplePoint Venture Growth BDC Corp.	P	Equity
TQQQ	ProShares Ultra Pro QQQ	P	ETF
TR	Tootsie Roll Industries Inc	P	Equity
TRAK	ReposiTrak	P	Equity
TREE	LendingTree, Inc.	P	Equity
TREX	Trex Co. Inc.	P	Equity
TRGP	Targa Resources Corp.	P	Equity
TRI	Thomson Reuters Corporation	P	Equity
TRIN	TRINITY CAPITAL, INC.	P	Equity
TRIP	TRIPADVISOR INC.	P	Equity
TRMB	TRIMBLE NAVIGATION LIMITED	P	Equity
TRMD	TORM PLC	P	Equity
TRML	TOURMALINE BIO, INC.	P	Equity
TRN	TRINITY INDUSTRIES INC.	P	Equity
TROW	T. ROWE PRICE GROUP INC.	P	Equity
TROX	Tronox Ltd.	P	Equity
TRP	TransCanada Corp.	P	Equity
TRTX	TPG RE Finance Trust, Inc.	P	Equity
TRU	TransUnion	P	Equity
TRUE	TRUECAR, INC.	P	Equity
TRUP	Trupanion, Inc.	P	Equity
TRV	THE TRAVELERS COMPANIES, INC.	P	Equity
TRVG	trivago N.V.	P	Equity
TRVI	TREVI THERAPEUTICS, INC.	P	Equity
TRX	Tanzanian Royalty Exploration	P	Equity
TS	TENARIS SA	P	Equity
TSAT	Telesat Corporation	P	Equity
TSCO	TRACTOR SUPPLY COMPANY	P	Equity
TSE	Trinseo S.A.	P	Equity
TSEM	TOWER SEMICONDUCTOR LTD.	P	Equity
TSHA	TAYSHA GENE THERAPIES, INC.	P	Equity
TSLA	TESLA MOTORS, INC.	P	Equity
TSLL	DIREXION DAILY TSLA BULL 1.5X SHARES	P	ETF
TSLQ	AXS TSLA BEAR DAILY ETF	P	ETF
TSLR	GraniteShares 2x Long TSLA Daily ETF	P	ETF

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
TSLS	DIREXDIREXION DAILY TSLA BEAR 1X SHARES	P	ETF
TSLT	T-Rex 2X Long Tesla Daily Target ETF	P	ETF
TSLX	Sixth Street Specialty Lending, Inc.	P	Equity
TSLY	YIELDMAX TSLA OPTION INCOME STRATEGY ETF	P	ETF
TSLZ	ETF OPPORTUNITIES TRUSTT-REX 2X INVERSE	P	ETF
TSM	TAIWAN SEMICONDUCTOR MFG. CO.	P	Equity
TSN	TYSON FOODS, INC.	P	Equity
TSQ	Townsquare Media, Inc.	P	Equity
TSSI	TSS INC	P	Equity
TT	Trane Technologies plc	P	Equity
TTAN	ServiceTitan, Inc.	P	Equity
TTC	THE TORO COMPANY	P	Equity
TTD	The Trade Desk, Inc.	P	Equity
TTE	TotalEnergies SE	P	Equity
TTEC	TTEC Holdings, Inc.	P	Equity
TTEK	Tetra Tech, Inc.	P	Equity
TTI	TETRA Technologies, Inc.	P	Equity
TTMI	TTM Technologies, Inc.	P	Equity
TTT	ProShares UltraPro Short 20+ Year Treasury	P	ETF
TTWO	TAKE-TWO INTERACTIVE	P	Equity
TU	Telus Corporation	P	Equity
TUA	SIMPLIFY SHORT TERM TREASURY FUTURES STRATEGY ETF	P	ETF
TUR	ISHARES MSCI TURKEY	P	ETF
TURN	180 Degree Capital Corporation	P	Equity
TUSK	Mammoth Energy Services Inc	P	Equity
TUYA	TUYA INC	P	Equity
TV	GRUPO TELEVISA, S.A.B.	P	Equity
TVTX	Travere Therapeutics, Inc	P	Equity
TW	Tradeweb Markets Inc.	P	Equity
TWI	Titan International, Inc.	P	Equity
TWLO	Twilio, Inc.	P	Equity
TWM	Proshares UltrShort Russell 2000(reverse split)	P	Equity
TWO	Two Harbors Investment Corporation	P	Equity
TWST	TWIST BIOSCIENCE CORP.	P	Equity
TX	Ternium S.A.	P	Equity
TXG	10X Genomics Inc	P	Equity
TXMD	THERAPEUTICSMD, INC	P	Equity
TXN	TEXAS INSTRUMENTS INC.	P	Equity
TXNM	TXNM Energy, Inc.	P	Equity
TXRH	Texas Roadhouse, Inc.	P	Equity
TXT	TEXTRON INC.	P	Equity
TYD	Direxion Daily 7 to 10 Year Treasury Bull 3X Shrs	P	ETF
TYL	Tyler Technologies, Inc.	P	Equity
TZA	DIREXION DAILY SMALL CAP BEAR 3X SHARES	P	ETF
U	UNITY SOFTWARE, INC.	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
UA	UNDER ARMOUR, INC.	P	Equity
UAA	Under Armour, Inc.	P	Equity
UAL	UNITED CONTINENTAL HOLDINGS, INC.	P	Equity
UAMY	US Antimony Corp.	P	Equity
UAN	CVR Partners LP	P	Equity
UBER	Uber Technologies, Inc.	P	Equity
UBRL	GRANITESHARES 2X LONG UBER DAILY ETF	P	ETF
UBS	UBS Group Ag	P	Equity
UBX	UNITY BIOTECHNOLOGY INC.	P	Equity
UCO	PROSHARES ULTRA DJ-UBS CRUDE OIL	P	ETF
UCTT	Ultra Clean Holdings, Inc.	P	Equity
UDMY	UDEMY, INC.	P	Equity
UDN	PowerShares DB US Dollar Index Bearish Fund	P	ETF
UDOW	ProShares UltraPro Dow30	P	ETF
UDR	UDR, Inc.	P	Equity
UEC	Uranium Energy Corp	P	Equity
UGA	United States Gasoline	P	ETF
UGI	UGI Corporation	P	Equity
UGL	ProShares Ultra Gold	P	ETF
UGP	Ultrapar Participacoes SA	P	Equity
UHS	UNIVERSAL HEALTH SERVICES INC	P	Equity
UIS	UNISYS CORPORATION	P	Equity
UL	Unilever PLC	P	Equity
ULCC	Frontier Group Holdings, Inc.	P	Equity
ULE	ProShares Ultra Euro	P	ETF
ULS	UL Solutions Inc.	P	Equity
ULTA	ULTA SALON COSMETICS & FRAGRANCE INC	P	Equity
ULTY	YIELDMAX ULTRA OPTION INCOME STRATEGY ETF	P	ETF
UMAC	UNUSUAL MACHINES INC	P	Equity
UMC	United Microelectronics Corporation	P	Equity
UMH	UMH Properties, Inc.	P	Equity
UNFI	UNITED NATURAL FOODS, INC.	P	Equity
UNG	UNITED STATES NATURAL GAS	P	ETF
UNH	UNITEDHEALTH GROUP INCORPORATED	P	Equity
UNIT	Uniti Group Inc.	P	Equity
UNM	Unum Group	P	Equity
UNP	UNION PACIFIC CORPORATION	P	Equity
UONE	URBAN ONE INC	P	Equity
UONEK	URBAN ONE INC	P	Equity
UP	Wheels Up Experience Inc.	P	Equity
UPBD	Upbound Group, Inc.	P	Equity
UPLD	Upland Software, Inc.	P	Equity
UPRO	ProShares Ultrapro S&P 500	P	ETF
UPS	UNITED PARCEL SERVICE, INC.	P	Equity
UPST	UPSTART HOLDINGS, INC.	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	**Company Name**	**List Exch**	**Inst Type**
UPWK	Upwork Inc.	P	Equity
URA	Global X Uranium ETF	P	ETF
URBN	URBAN OUTFITTERS INC	P	Equity
URGN	Urogen Pharma Ltd	P	Equity
URI	UNITED RENTALS, INC.	P	Equity
URNJ	SPROTT JUNIOR URANIUM MINERS ETF	P	ETF
URNM	NORTHSHORE GLOBAL URANIUM MINING ETF	P	ETF
UROY	URANIUM ROYALTY CORP	P	Equity
URTY	ProShares UltraPro Russell2000	P	ETF
USAC	USA COMPRESSION PARTNERS, L.P.	P	Equity
USAR	USA RARE EARTH, INC.	P	Equity
USAU	U.S. GOLD CORP.	P	Equity
USB	U.S. BANCORP	P	Equity
USD	ProShares Ultra Semiconductors	P	ETF
USFD	US Foods Holding Corp.	P	Equity
USIO	USIO, INC.	P	Equity
USM	U.S. Cellular Corporation	P	Equity
USMV	iShares MSCI USA Minimum Volatility	P	ETF
USO	UNITED STATES OIL FUND	P	ETF
UTHR	UNITED THERAPEUTICS CORP	P	Equity
UTI	Universal Technical Institute, Inc.	P	Equity
UTZ	Utz Brands, Inc.	P	Equity
UUP	POWERSHARES DB US DOLLAR INDEX BULLISH	P	ETF
UUUU	Energy Fuels Inc.	P	Equity
UVE	UNIVERSAL INSURANCE HOLDINGS, INC.	P	Equity
UVIX	2X LONG VIX FUTURES ETF	P	ETF
UVV	UNIVERSAL CORPORATION	P	Equity
UVXY	PROSHARES ULTRA VIX SHORT-TERM FUT ETF	P	ETF
UWM	ProShares Ultra Russell2000	P	ETF
UWMC	UWM Holdings Corporation	P	Equity
UYG	ProShares Ultra Financials	P	ETF
V	VISA INC.	P	Equity
VAC	Marriott Vacations Worldwide Corp.	P	Equity
VAL	VALARIS LIMITED	P	Equity
VALE	VALE S.A.	P	Equity
VB	Vanguard Small-Cap ETF	P	ETF
VBK	Vanguard Small-Cap Growth ETF	P	Equity
VBR	Vanguard Small-Cap Value ETF	P	ETF
VBTX	Veritex Holdings Inc	P	Equity
VC	Visteon Corp.	P	Equity
VCEL	Vericel Corporation	P	Equity
VCLT	Vanguard Long-Term Corporate Bond ETF	P	ETF
VCYT	Veracyte, Inc.	P	Equity
VDE	Vanguard Energy ETF	P	ETF
VEA	Vanguard FTSE Developed Markets ETF	P	ETF

Pearl Options Securities List as of 6/2/2025			
Symbol	**Company Name**	**List Exch**	**Inst Type**
VECO	VEECO INSTRUMENTS	P	Equity
VEEV	VEEVA SYSTEMS INC.	P	Equity
VEL	VELOCITY FINANCIAL, INC	P	Equity
VERA	VERA THERAPEUTICS INC. CL A	P	Equity
VERI	Veritone, Inc.	P	Equity
VERU	Veru Inc	P	Equity
VERV	VERVE THERAPEUTICS INC	P	Equity
VERX	VERTEX, INC.	P	Equity
VET	Vermilion Energy Inc	P	Equity
VFC	VF CORPORATION	P	Equity
VFF	Village Farms International, Inc.	P	Equity
VFH	Vanguard Financials ETF	P	ETF
VFS	VINFAST AUTO LTD.	P	Equity
VG	Venture Global, Inc.	P	Equity
VGK	Vanguard FTSE Europe ETF	P	ETF
VGLT	VANGUARD LONG-TERM TREASURY ETF	P	ETF
VGT	Vanguard Information Technology ETF	P	Equity
VGZ	Vista Gold Corp.	P	Equity
VHT	Vanguard Health Care ETF	P	ETF
VIAV	Viavi Solutions Inc.	P	Equity
VICI	VICI Properties Inc.	P	Equity
VICR	Vicor Corporation	P	Equity
VIG	Vanguard Dividend Appreciation ETF	P	ETF
VIK	Viking Holdings Ltd Ordinary Shares	P	Equity
VIPS	VIPSHOP HOLDINGS LIMITED	P	Equity
VIR	Vir Biotechnology, Inc.	P	Equity
VIRC	VIRCO MFG CORP	P	Equity
VIRT	Virtu Financial, Inc.	P	Equity
VIST	VISTA OIL & GAS SAB DE CV	P	Equity
VITL	VITAL FARMS, INC.	P	Equity
VIXM	ProShares VIX Mid-Term Futures	P	ETF
VIXY	ProShares VIX Short-Term Futures ETF	P	ETF
VKTX	Viking Therapeutics, Inc.	P	Equity
VLN	VALENS SEMICONDUCTOR LTD.	P	Equity
VLO	VALERO ENERGY CORPORATION	P	Equity
VLRS	Controladora Vuela Compania de	P	Equity
VLTO	VERALTO CORP	P	Equity
VLY	VALLEY NATIONAL BANCORP	P	Equity
VMC	VULCAN MATERIALS COMPANY	P	Equity
VMEO	VIMEO, INC.	P	Equity
VMI	Valmont Industries, Inc.	P	Equity
VNDA	Vanda Pharmaceuticals, Inc.	P	Equity
VNET	21Vianet Group Inc	P	Equity
VNO	VORNADO REALTY TRUST	P	Equity
VNOM	Viper Energy Partners LP	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
VNQ	Vanguard REIT ETF	P	ETF
VNT	VONTIER CORP	P	Equity
VO	Vanguard Mid-Cap ETF	P	ETF
VOC	Voc Energy Trust	P	Equity
VOD	VODAFONE GROUP PUBLIC LIMITED COMPANY	P	Equity
VOO	Vanguard S&P 500 ETF	P	ETF
VOR	VOR BIOPHARMA, INC.	P	Equity
VOYA	VOYA FINANCIAL INC.	P	Equity
VPG	Vishay Precision Group, Inc.	P	Equity
VPU	Vanguard Utilities Index Fund ETF	P	ETF
VRA	Vera Bradley, Inc.	P	Equity
VRAR	THE GLIMPSE GROUP INC	P	Equity
VRCA	VERRICA PHARMACEUTICALS INC.	P	Equity
VRDN	VIRIDIAN THERAPEUTICS, INC.	P	Equity
VREX	Varex Imaging Corporation	P	Equity
VRNA	VERONA PHARMA PLC	P	Equity
VRNS	Varonis Systems, Inc.	P	Equity
VRNT	Verint Systems, Inc.	P	Equity
VRRM	VERRA MOBILITY CORP.	P	Equity
VRSK	Verisk Analytics, Inc.	P	Equity
VRSN	VERISIGN, INC.	P	Equity
VRT	VERTIV HOLDINGS CO	P	Equity
VRTX	VERTEX PHARMACEUTICALS INCORPORATED	P	Equity
VSAT	ViaSat, Inc.	P	Equity
VSCO	VICTORIAS SECRET & CO	P	Equity
VSH	VISHAY INTERTECHNOLOGY	P	Equity
VST	Vistra Energy Corp.	P	Equity
VSTM	Verastem, Inc.	P	Equity
VSTS	VESTIS CORPORATION	P	Equity
VT	Vanguard Total World Stock ETF	P	ETF
VTEB	Vanguard Tax-Exempt Bond Index Fund ETF Shares	P	ETF
VTEX	VTEX	P	Equity
VTGN	VISTAGEN THERAPEUTICS, INC.	P	Equity
VTI	Vanguard Total Stock Market ETF	P	ETF
VTIP	VANGUARD SHORT-TERM INFLATION-PROTECTED SECURITIES	P	ETF
VTLE	Vital Energy, Inc.	P	Equity
VTR	Ventas, Inc.	P	Equity
VTRS	Viatris Inc.	P	Equity
VTS	VITESSE ENERGY, INC.	P	Equity
VTSI	VIRTRA,INC.	P	Equity
VTV	Vanguard Value ETF	P	ETF
VTWO	Vanguard Russell 2000 ETF	P	ETF
VTYX	VENTYX BIOSCIENCES, INC.	P	Equity
VUG	Vanguard Growth ETF	P	ETF
VUZI	Vuzix Corporation	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
VV	Vanguard Large-Cap ETF	P	ETF
VVV	Valvoline Inc.	P	Equity
VWO	Vanguard MSCI Emerging Markets ETF	P	ETF
VXRT	VAXART, INC.	P	Equity
VXUS	Vanguard Total International Stock ETF	P	ETF
VXX	iPath Series B S&P 500 VIX Short-Term Futures ETN	P	ETF
VXZ	iPath Series B S&P 500 VIX Mid-Term Futures ETN	P	ETF
VYGR	Voyager Therapeutics, Inc.	P	Equity
VYM	Vanguard High Dividend Yield ETF	P	ETF
VYX	NCR Voyix Corporation	P	Equity
VZ	VERIZON COMMUNICATIONS INC.	P	Equity
W	Wayfair Inc.	P	Equity
WAB	Westinghouse Air Brake Technologies Corporation	P	Equity
WAL	Western Alliance Bancorp	P	Equity
WAT	WATERS CORPORATION	P	Equity
WAY	Waystar Holding Corp.	P	Equity
WB	WEIBO CORP. (ADR)	P	Equity
WBA	Walgreens Boots Alliance, Inc.,	P	Equity
WBD	Warner Bros. Discovery, Inc.	P	Equity
WBS	WEBSTER FINANCIAL CORPORATION	P	Equity
WBX	Wallbox N.V.	P	Equity
WCC	WESCO INTERNATIONAL	P	Equity
WCLD	WISDOMTREE CLOUD COMPUTING FUND	P	ETF
WCN	Waste Connections Inc.	P	Equity
WD	Walker & Dunlop, Inc.	P	Equity
WDAY	Workday, Inc.	P	Equity
WDC	WESTERN DIGITAL CORPORATION	P	Equity
WDFC	WD-40 Company	P	Equity
WDS	WOODSIDE ENERGY GROUP LTD	P	Equity
WEAT	Teucrium Wheat ETF	P	ETF
WEAV	WEAVE COMMUNICATIONS, INC.	P	Equity
WEBL	DIREXION DAILY DOW JONES INTERNET BULL 3X SHARES	P	ETF
WEC	WISCONSIN ENERGY CORP.	P	Equity
WELL	Welltower Inc.	P	Equity
WEN	The Wendy's Company	P	Equity
WERN	WERNER ENTERPRISES INC.	P	Equity
WES	Western Midstream Partners L.P.	P	Equity
WEST	Westrock Coffee Company	P	Equity
WEX	WEX Inc.	P	Equity
WFC	WELLS FARGO & COMPANY	P	Equity
WFG	WEST FRASER TIMBER CO. LTD.	P	Equity
WFRD	WEATHERFORD INTERNATIONAL PLC	P	Equity
WGMI	VALKYRIE BITCOIN MINERS ETF	P	ETF
WGO	WINNEBAGO INDUSTRIES, INC	P	Equity
WGS	GeneDx Holdings Corporation	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
WH	Wyndham Hotels & Resorts, Inc.	P	Equity
WHD	Cactus Inc	P	Equity
WHR	WHIRLPOOL CORPORATION	P	Equity
WING	Wingstop Inc.	P	Equity
WIT	WIPRO LTD.	P	Equity
WIX	WIX.COM LTD.	P	Equity
WK	Workiva Inc.	P	Equity
WKC	World Kinect Corporation	P	Equity
WLDN	WILLDAN GROUP INC	P	Equity
WLK	Westlake Chemical Corp	P	Equity
WLKP	Westlake Chemical Partners LP	P	Equity
WLY	John Wiley & Sons, Inc.	P	Equity
WM	WASTE MANAGEMENT, INC.	P	Equity
WMB	WILLIAMS COMPANIES, INC.	P	Equity
WMG	Warner Music Group Corp.	P	Equity
WMS	Advanced Drainage Systems, Inc.	P	Equity
WMT	WAL-MART INC.	P	Equity
WNC	WABASH NATIONAL CORP.	P	Equity
WNS	WNS Holdings Ltd	P	Equity
WOLF	Wolfspeed, Inc.	P	Equity
WOOF	PETCO HEALTH AND WELLNESS COMPANY, INC.	P	Equity
WOR	WORTHINGTON INDUSTRIES,INC.	P	Equity
WOW	WideOpenWest, Inc.	P	Equity
WPC	W.P. Carey Inc.	P	Equity
WPM	Wheaton Precious Metals Corporation	P	Equity
WPP	WPP plc	P	Equity
WPRT	WESTPORT INNOVATIONS INC.	P	Equity
WRAP	Wrap Technologies, Inc.	P	Equity
WRB	BERKLEY(WR) CORP	P	Equity
WRBY	WARBY PARKER, INC.	P	Equity
WSC	WillScot Corporation	P	Equity
WSM	WILLIAMS-SONOMA INC	P	Equity
WSO	WATSCO INC	P	Equity
WSR	Whitestone REIT	P	Equity
WST	West Pharmaceutical Services Inc	P	Equity
WT	WisdomTree, Inc.	P	Equity
WTI	W&T OFFSHORE INC	P	Equity
WTRG	Essential Utilities, Inc.	P	Equity
WTTR	Select Energy Services, Inc.	P	Equity
WTW	Willis Towers Watson Public Limited Company	P	Equity
WU	THE WESTERN UNION COMPANY	P	Equity
WULF	TERAWULF INC.	P	Equity
WVE	WAVE Life Sciences Ltd	P	Equity
WWD	Woodward, Inc.	P	Equity
WWR	WESTWATER RESOURCES INC	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	**Company Name**	**List Exch**	**Inst Type**
WWW	WOLVERINE WORLD WIDE INC	P	Equity
WY	WEYERHAEUSER COMPANY	P	Equity
WYNN	WYNN RESORTS LTD.	P	Equity
WYY	WIDEPOINT CORPORATION	P	Equity
X	UNITED STATES STEEL CORPORATION	P	Equity
XAIR	BEYOND AIR INC	P	Equity
XBI	SPDR S&P Biotech ETF	P	ETF
XEL	XCEL ENERGY INC	P	Equity
XENE	Xenon Pharmaceuticals Inc.	P	Equity
XERS	Xeris Biopharma Holdings, Inc.	P	Equity
XES	SPDR S&P Oil & Gas Equipment & Svcs ETF	P	ETF
XGN	EXAGEN, INC.	P	Equity
XHB	SPDR S&P HOMEBUILDERS	P	ETF
XIFR	XPLR Infrastructure, LP	P	Equity
XLB	MATERIALS SELECT SECTOR SPDR	P	ETF
XLC	Communication Services Select Sect SPDR ETF	P	ETF
XLE	ENERGY SELECT SECTOR SPDR	P	ETF
XLF	FINANCIAL SELECT SECTOR SPDR	P	ETF
XLG	INVESCO S&P 500 TOP 50 ETF	P	ETF
XLI	INDUSTRIAL SELECT SECTOR SPDR	P	ETF
XLK	TECHNOLOGY SELECT SECTOR SPDR	P	ETF
XLP	CONSUMER STAPLES SELECT SECTOR SPDR	P	ETF
XLRE	Real Estate Select Sector SPDR	P	ETF
XLU	UTILITIES SELECT SECTOR SPDR	P	ETF
XLV	HEALTH CARE SELECT SECTOR SPDR	P	ETF
XLY	CONSUMER DISCRETIONARY SELECT SPDR	P	ETF
XME	SPDR S&P METALS & MINING	P	ETF
XMTR	XOMETRY INC.	P	Equity
XNET	Xunlei Limited	P	Equity
XOM	EXXON MOBIL CORPORATION	P	Equity
XOP	SPDR S&P OIL & GAS EXPLORATION & PROD	P	ETF
XP	XP Inc.	P	Equity
XPEL	XPEL, INC.	P	Equity
XPEV	XPENG, INC. ADR CLASS A	P	Equity
XPO	XPO Logistics, Inc.	P	Equity
XPOF	XPONENTIAL FITNESS, INC	P	Equity
XPRO	Expro Group Holdings N.V.	P	Equity
XRAY	DENTSPLY INTL, INC.	P	Equity
XRT	SPDR S&P RETAIL	P	ETF
XRX	XEROX CORPORATION	P	Equity
XSD	SPDR S&P Semiconductor ETF	P	ETF
XSHD	INVESCO S&P SMALLCAP HIGH DIV LOW VOLATILITY ETF	P	ETF
XYL	Xylem Inc.	P	Equity
XYLD	GLOBAL X S&P 500 COVERED CALL ETF	P	ETF
XYZ	Block, Inc.	P	Equity

Pearl Options Securities List as of 6/2/2025			
Symbol	Company Name	List Exch	Inst Type
YALA	YALLA GROUP LIMITED	P	Equity
YANG	Direxion Daily FTSE China Bear 3x Shares	P	ETF
YCL	ProShares Ultra Yen	P	ETF
YCS	ProShares UltraShort Yen	P	ETF
YELP	YELP, INC.	P	Equity
YETI	YETI Holdings, Inc.	P	Equity
YEXT	Yext, Inc.	P	Equity
YINN	Direxion Daily China 3X Bull Shares	P	ETF
YMAB	Y-MABS THERAPEUTICS INC	P	Equity
YMAG	YIELDMAX MAGNIFICENT 7 FUND OF OPTION INCOME ETFS	P	ETF
YMAX	YieldMax Universe Fund of Option Income ETFs	P	ETF
YMM	FULL TRUCK ALLIANCE CO. LTD.	P	Equity
YOLO	ADVISORSHARES PURE CANNABIS ETF	P	ETF
YOU	CLEAR SECURE, INC	P	Equity
YPF	YPF S.A.	P	Equity
YRD	Yirendai Ltd.	P	Equity
YSG	YATSEN HOLDING LTD	P	Equity
YUM	YUM! BRANDS, INC.	P	Equity
YUMC	Yum China Holdings, Inc.	P	Equity
Z	ZILLOW GROUP, INC.	P	Equity
ZBH	Zimmer Bionet Holdings, Inc.	P	Equity
ZBRA	ZEBRA TECHNOLOGIES CORP.	P	Equity
ZD	Ziff Davis, Inc.	P	Equity
ZDGE	ZEDGE INC	P	Equity
ZETA	ZETA GLOBAL HOLDINGS CORP.	P	Equity
ZG	Zillow Group, Inc	P	Equity
ZH	ZHIHU INC	P	Equity
ZIM	ZIM INTEGRATED SHIPPING SERVICE	P	Equity
ZION	ZIONS BANCORP	P	Equity
ZIP	ZIPRECRUITER, INC	P	Equity
ZK	ZEEKR Intelligent Technology Holding Limited	P	Equity
ZLAB	ZAI LAB LTD	P	Equity
ZM	Zoom Video Communications. Inc.	P	Equity
ZNTL	ZENTALIS PHARMACEUTICALS, INC.	P	Equity
ZROZ	PIMCO 25+ Year Zero Coupon U.S. Treasury Index Fund	P	ETF
ZS	Zscaler, Inc.	P	Equity
ZSL	ProShares UltraShort Silver (20 shares)	P	ETF
ZTO	ZTO Express (Cayman) Inc.	P	Equity
ZTS	ZOETIS INC.	P	Equity
ZUMZ	ZUMIEZ INC	P	Equity
ZVIA	ZEVIA PBC	P	Equity
ZVRA	Zevra Therapeutics, Inc.	P	Equity
ZWS	Zurn Water Solutions Corporation	P	Equity
ZYME	Zymeworks Inc	P	Equity
ZYXI	Zynex, Inc.	P	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	**Security Name**	**Security Class**	**Listed Exchange**	**Instrument Type**
COPL	Copley Acquisition Corp Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
COPL.WS	Copley Acquisition Corp Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	PEARL Equities Exchange	Equity
DAAQ	Digital Asset Acquisition Corp. Class A Ordinary shares	CommonStock	PEARL Equities Exchange	Equity
DAAQW	Digital Asset Acquisition Corp. Warrant	Warrant	PEARL Equities Exchange	Equity
MINM	Minim Inc COM	CommonStock	PEARL Equities Exchange	Equity
NVDW	Roundhill NVDA WeeklyPay ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OPPE	WisdomTree Trust WisdomTree European Opportunities Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
RAAQ	Real Asset Acquisition Corp. Class A Ordinary Share	CommonStock	PEARL Equities Exchange	Equity
RAAQW	Real Asset Acquisition Corp. Warrants	Warrant	PEARL Equities Exchange	Equity
REMG	Emerging Markets Active ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RGLO	Global Equity Active ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RSFrw	RiverNorth Capital and Income Fund, Inc. Rights (expiring July 07, 2025)	Right	PEARL Equities Exchange	Equity
RSSX	Return Stacked U.S. Stocks & Gold/Bitcoin ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SUPX	Super X AI Technology Ltd ORD	CommonStock	PEARL Equities Exchange	Equity
TACH	Titan Acquisition Corp. Class A Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
TACHW	Titan Acquisition Corp. Warrants	Warrant	PEARL Equities Exchange	Equity
TSLW	Roundhill TSLA WeeklyPay ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BHKr	BlackRock Core Bond Trust Rights (expiring June 18, 2025)	Right	PEARL Equities Exchange	Equity
CVNX	Defiance Daily Target 2X Long CVNA ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FTBI	First Trust Exchange-Traded Fund VI First Trust Balanced Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KKRT	KKR & Co. Inc. 6.875% Subordinated Notes due 2065	StructuredProduct	PEARL Equities Exchange	Equity
PTNM	Pitanium Ltd CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
QXOpB	QXO, Inc. Depositary Shares, each representing a 1/20th interest in a share of 5.50% Series B Mandatory Convertible Preferred Stock	StructuredProduct	PEARL Equities Exchange	Equity
KNRG	Simplify Exchange Traded Funds Simplify Kayne Anderson Energy and Infrastructure Credit ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LOGO	Alpha Brands Consumption Leaders ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NVII	REX NVDA Growth & Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WTGUU	Wintergreen Acquisition Corp UNIT (1 ORD 1 RT)	Unit	PEARL Equities Exchange	Equity
CHPGU	ChampionsGate Acquisition Corp UNIT(1 CLA 1RT)	Unit	PEARL Equities Exchange	Equity
EMA	Emera Incorporated Common Shares	CommonStock	PEARL Equities Exchange	Equity
JENA.U	Jena Acquisition Corporation II Units, each consisting of one Class A ordinary share and one right	Unit	PEARL Equities Exchange	Equity
KCHVU	Kochav Defense Acquisition Corp UNIT(1 CLA 1RT)	Unit	PEARL Equities Exchange	Equity
KG	Kestrel Group Ltd COM	CommonStock	PEARL Equities Exchange	Equity
AOMD	Angel Oak Mortgage REIT, Inc. 9.750% Senior Notes due 2030	StructuredProduct	PEARL Equities Exchange	Equity
CRAQU	Cal Redwood Acquisition Corp UNITS (1CLA 1RT)	Unit	PEARL Equities Exchange	Equity
SORA	Top Win International Ltd ORD USD0.0005	CommonStock	PEARL Equities Exchange	Equity
UYSC	UY Scuti Acquisition Corp ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
UYSCR	UY Scuti Acquisition Corp. Rights	Right	PEARL Equities Exchange	Equity
FTRK	Fast Track Group ORD USD0.001	CommonStock	PEARL Equities Exchange	Equity
MUNY	Vanguard New York Tax-Exempt Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NAKA	Kindly MD Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
NAKAW	Kindly MD Inc WT EXP 053129	Warrant	PEARL Equities Exchange	Equity
PELIU	Pelican Acquisition Corp UNIT(1 ORD 1RT)	Unit	PEARL Equities Exchange	Equity
SOUL	Soulpower Acquisition Corporation Class A Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	**Security Name**	**Security Class**	**Listed Exchange**	**Instrument Type**
SOULr	Soulpower Acquisition Corporation Rights, each right entitling the holder to receive one-tenth (1/10) of one Class A Ordinary Share	Right	PEARL Equities Exchange	Equity
SZZL	Sizzle Acquisition Corp II CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
SZZLR	Sizzle Acquisition Corp. II Right	Right	PEARL Equities Exchange	Equity
VTEL	Vanguard Long-Term Tax-Exempt Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XRPI	XRP ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XRPT	2x XRP ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BOBP	Exchange Traded Concepts Trust CORE16 Best of Breed Premier Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IDEF	iShares Defense Industrials Active ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MBNKO	Medallion Bank PFD SER G	PreferredStock	PEARL Equities Exchange	Equity
OYSEU	Oyster Enterprises II Acquisition Corp UNIT (1 CL A 1 RT)	Unit	PEARL Equities Exchange	Equity
WTFCN	Wintrust Financial Corp. 7.875 DP SH PF F	PreferredStock	PEARL Equities Exchange	Equity
AACIU	Armada Acquisition Corp II UNIT (1 CLA 1/2 WT)	Unit	PEARL Equities Exchange	Equity
HNGE	Hinge Health, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
MNTN	MNTN, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
PCAPU	ProCap Acquisition Corp UNIT (1CLA 1/3 WT)	Unit	PEARL Equities Exchange	Equity
USNG	Amplify ETF Trust Amplify Samsung U.S. Natural Gas Infrastructure ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MAYM	FT Vest U.S. Equity Max Buffer ETF - May ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NEEpU	NextEra Energy, Inc. Series U Junior Subordinated Debentures due June 1, 2085	StructuredProduct	PEARL Equities Exchange	Equity
AVGG	Leverage Shares 2X Long AVGO Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CHAC	Crane Harbor Acquisition Corp CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
CHACR	Crane Harbor Acquistion Corp. Rights	Right	PEARL Equities Exchange	Equity
MPLY	Monopoly ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CCCMU	Columbus Circle Capital Corp I UNIT (1CLA 1/2 WT)	Unit	PEARL Equities Exchange	Equity
EMES	Harbor ETF Trust Harbor Emerging Markets Select ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GLXY	Galaxy Digital Inc CL A COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
OFAL	OFA Group ORD USD0.001	CommonStock	PEARL Equities Exchange	Equity
RNIN	Bushido Capital US SMID Cap Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RTACU	Renatus Tactical Acquisition Corp I UNIT	Unit	PEARL Equities Exchange	Equity
TVA	Texas Ventures Acquisition III Corp CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
TVACW	Texas Ventures Acquisition III Corp WT EXP 103131	Warrant	PEARL Equities Exchange	Equity
TWOD	Two Harbors Investment Corp. 9.375% Senior Notes due 2030	StructuredProduct	PEARL Equities Exchange	Equity
VNIE	The Advisors Inner Circle Fund II Vontobel International Equity Active ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WENNU	Wen Acquisition Corp UNIT (1CLA 1/2 WT)	Unit	PEARL Equities Exchange	Equity
ZDAI	Primega Group Holdings Ltd ORD USD0.00005	CommonStock	PEARL Equities Exchange	Equity
ARAI	Arrive AI Inc COM USD0.0002	CommonStock	PEARL Equities Exchange	Equity
DEFR	Aptus Deferred Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NODE	VanEck Onchain Economy ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RIFR	Global Infrastructure Active ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RINT	International Developed Equity Active ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RUSC	US Small Cap Equity Active ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SEMG	EA Series Trust Suncoast Select Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TVAIU	Thayer Ventures Acquisition Corp II UNIT(1 CLA 1RT)	Unit	PEARL Equities Exchange	Equity
BFRZ	Innovator ETFs Trust Innovator Equity Managed 100 Buffer ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
CCCXU	Churchill Capital Corp X UNIT (1CLA 1/4 WT	Unit	PEARL Equities Exchange	Equity
ETOR	eToro Group Ltd CL A COM NPV	CommonStock	PEARL Equities Exchange	Equity
IQST	iQSTEL Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
JAPN	Horizon Kinetics Japan Owner Operator ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KWM	K Wave Media Ltd ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
KWMWW	K Wave Media Ltd WT EXP 051430	Warrant	PEARL Equities Exchange	Equity
NVYY	GraniteShares YieldBOOST NVDA ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TEMT	Tradr 2X Long TEM Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XBTY	GraniteShares YieldBOOST Bitcoin ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ANTA	Antalpha Platform Holding Co ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
DEFT	DeFi Technologies Inc COM	CommonStock	PEARL Equities Exchange	Equity
GTM	ZoomInfo Technologies Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
IEQ	Lazard Active ETF Trust Lazard International Dynamic Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PMTRU	Perimeter Acquisition Corp I UNIT (1CLA 1/2 WT)	Unit	PEARL Equities Exchange	Equity
GSHR	Gesher Acquisition Corp II CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
GSHRW	Gesher Acquisition Corp II WT EXP 103131	Warrant	PEARL Equities Exchange	Equity
ISBA	Isabella Bank Corp COM NPV	CommonStock	PEARL Equities Exchange	Equity
QSEA	Quartzsea Acquisition Corp ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
QSEAR	Quartzsea Acquisition Corporation Rights	Right	PEARL Equities Exchange	Equity
APUS	Apimeds Pharmaceuticals US, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
B	Barrick Mining Corporation Common Shares	CommonStock	PEARL Equities Exchange	Equity
EGHAU	EGH Acquisition Corp UNIT (1 CLA 1 RT)	Unit	PEARL Equities Exchange	Equity
GIBO	GIBO Holdings Ltd CL A ORD USD0.000001	CommonStock	PEARL Equities Exchange	Equity
GIBOW	GIBO Holdings Ltd WT EXP 040730	Warrant	PEARL Equities Exchange	Equity
HOOY	Tidal Trust II YieldMax HOOD Option Income Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OMSE	OMS Energy Technologies Inc ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
AHL	Aspen Insurance Holdings Limited Class A Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
CSTK	Invesco Comstock Contrarian Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FOURpA	Shift4 Payments, Inc. 6.00% Series A Mandatory Convertible Preferred Stock	StructuredProduct	PEARL Equities Exchange	Equity
LCOW	Pacer S&P 500 Quality FCF Aristocrats ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QQHG	Invesco QQQ Hedged Advantage ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QQWZ	Pacer Cash COWZ 100-Nasdaq 100 Rotator ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WBUY	Webuy Global Ltd ORD USD0.000000385	CommonStock	PEARL Equities Exchange	Equity
AII	American Integrity Insurance Group, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ASPSW	Altisource Portfolio Solutions SA WT EXP 043032	Warrant	PEARL Equities Exchange	Equity
ASPSZ	Altisource Portfolio Solutions SA WT EXP 040229	Warrant	PEARL Equities Exchange	Equity
CMDB	Costamare Bulkers Holdings Limited Common Stock	CommonStock	PEARL Equities Exchange	Equity
IPODU	Dune Acquisition Corp II UNIT (1CLA 3/4 WT)	Unit	PEARL Equities Exchange	Equity
MMSD	New York Life Investments Active ETF Trust NYLI MacKay Muni Short Duration ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QUSA	Tidal Trust III VistaShares Target 15 USA Quality Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
STRZ	Starz Entertainment Corp COM	CommonStock	PEARL Equities Exchange	Equity
HTO	H2O America COM USD3.125	CommonStock	PEARL Equities Exchange	Equity
LDRX	SGI Enhanced Market Leaders ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TGEN	Tecogen Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
DFDV	DeFi Development Corp COM	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
EPMB	Harbor ETF Trust Harbor Mid Cap Core ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EPMV	Harbor ETF Trust Harbor Mid Cap Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EPSB	Harbor ETF Trust Harbor SMID Cap Core ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EPSV	Harbor ETF Trust Harbor SMID Cap Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ISOU	IsoEnergy Ltd. Common Shares	CommonStock	PEARL Equities Exchange	Equity
MAAS	Highest Performances Holdings Inc ADS	AdrCommon	PEARL Equities Exchange	Equity
MST	Defiance Leveraged Long Income MSTR ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AGGA	Astoria Dynamic Core US Fixed Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CEPT	Cantor Equity Partners II Inc CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
CGCTU	Cartesian Growth Corp III UNITS (1COM 1/2WT)	Unit	PEARL Equities Exchange	Equity
GTENU	Gores Holdings X Inc UNIT (1CLA 1/4 WT)	Unit	PEARL Equities Exchange	Equity
KMAY	Innovator U.S. Small Cap Power Buffer ETF - May ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MBSX	Advisor Managed Portfolios Regan Fixed Rate MBS ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NMAY	Innovator Growth-100 Power Buffer ETF - May ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PMMY	PGIM S&P 500 Max Buffer ETF - May ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SDM	Smart Digital Group Ltd ORD USD0.001	CommonStock	PEARL Equities Exchange	Equity
WSBK	Winchester Bancorp Inc COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
ZMAY	Innovator Equity Defined Protection ETF - 1 Yr May ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BCOR	Grayscale Funds Trust Grayscale Bitcoin Adopters ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LIMN	Liminatus Pharma Inc CL A COM NPV	CommonStock	PEARL Equities Exchange	Equity
LIMNW	Liminatus Pharma Inc WT EXP 043030	Warrant	PEARL Equities Exchange	Equity
LUXE	LuxExperience B.V. American Depositary Shares, each representing one Ordinary Share	AdrCommon	PEARL Equities Exchange	Equity
RDAGU	Republic Digital Acquisition Co UNIT (1CLA 1/2WT)	Unit	PEARL Equities Exchange	Equity
ACVT	The RBB Fund Trust Advent Convertible Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BAGY	Amplify Bitcoin Max Income Covered Call ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BITY	Amplify Bitcoin 2 Monthly Option Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
COPL.U	Copley Acquisition Corp Units, each consisting of one ordinary share and one-half warrant	Unit	PEARL Equities Exchange	Equity
GBFH	GBank Financial Holdings Inc COM	CommonStock	PEARL Equities Exchange	Equity
LCCCU	Lakeshore Acquisition III Corp UNIT (1 ORD, 1 RT)	Unit	PEARL Equities Exchange	Equity
LITL	Simplify Exchange Traded Funds Simplify Piper Sandler US Small-Cap PLUS Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MPTI.WS	M-tron Industries, Inc. Warrants to Purchase Shares of Common Stock, Expiring on or before April 25, 2028	Warrant	PEARL Equities Exchange	Equity
SRXH	SRX Health Solutions, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
TACOU	Berto Acquisition Corp UNIT (1ORD 1/2 WT)	Unit	PEARL Equities Exchange	Equity
YB	Yuanbao Inc ADR	AdrCommon	PEARL Equities Exchange	Equity
DAAQU	Digital Asset Acquisition Corp UNIT (1CLA 1/2 WT)	Unit	PEARL Equities Exchange	Equity
FLYY	Spirit Aviation Holdings, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
FOXO	FOXO Technologies Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
JBIO	Jade Biosciences Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
RAAQU	Real Asset Acquisition Corp UNIT (1CLA 1/2 WT)	Unit	PEARL Equities Exchange	Equity
APPX	Tradr 2X Long APP Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
INEO	INNEOVA Holdings Ltd ORD USD0.0005	CommonStock	PEARL Equities Exchange	Equity
IVF	INVO Fertility Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
PLTG	Leverage Shares 2X Long PLTR Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QBTX	Tradr 2X Long QBTS Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BCTXZ	BriaCell Therapeutics Corp WRRTS	Warrant	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	**Security Name**	**Security Class**	**Listed Exchange**	**Instrument Type**
CHACU	Crane Harbor Acquisition Corp UNIT(1 CLA 1RT)	Unit	PEARL Equities Exchange	Equity
GMEU	T-REX 2X Long GME Daily Target ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IPCXU	Inflection Point Acquisition Corp III UNIT(1 CLA 1RT)	Unit	PEARL Equities Exchange	Equity
PHOE	Phoenix Asia Holdings Ltd ORD USD0.00001	CommonStock	PEARL Equities Exchange	Equity
SNOU	T-REX 2X Long SNOW Daily Target ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SSII	SS Innovations International Inc COM	CommonStock	PEARL Equities Exchange	Equity
BOED	Direxion Daily BA Bear 1X Shares ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BOEU	Direxion Daily BA Bull 2X Shares ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MAGY	Roundhill Magnificent Seven Covered Call ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NPACU	New Providence Acquisition Corp III UNIT (1CLA 1/3 WT)	Unit	PEARL Equities Exchange	Equity
VIVS	VivoSim Labs Inc COM	CommonStock	PEARL Equities Exchange	Equity
XOMX	Direxion Daily XOM Bull 2X Shares ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XOMZ	Direxion Daily XOM Bear 1X Shares ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LCDL	GraniteShares 2x Long LCID Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RVNL	GraniteShares 2x Long RIVN Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TVACU	Texas Ventures Acquisition III Corp UNIT (1CLA 1/2 WT)	Unit	PEARL Equities Exchange	Equity
APXM	FT Vest U.S. Equity Max Buffer ETF - April ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CIGL	Concorde International Group Ltd CL A ORD USD0.00001	CommonStock	PEARL Equities Exchange	Equity
MBBC	Marathon Bancorp Inc COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
PFAI	Pinnacle Food Group Ltd CL A COM USD0.00005	CommonStock	PEARL Equities Exchange	Equity
SPWR	Complete Solaria Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
SPWRW	Complete Solaria Inc WT EXP 073128	Warrant	PEARL Equities Exchange	Equity
UXAP	FT Vest U.S. Equity Uncapped Accelerator ETF - April ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AVGB	Avantis Credit ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DVS	Dolly Varden Silver Corporation Common Shares	CommonStock	PEARL Equities Exchange	Equity
FERA	Fifth Era Acquisition Corp I CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
FERAR	Fifth Era Acquisition Corp I Rights	Right	PEARL Equities Exchange	Equity
LOKV	Live Oak Acquisition Corp V CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
LOKVW	Live Oak Acquisition Corp V WT EXP 103131	Warrant	PEARL Equities Exchange	Equity
RAC	Rithm Acquisition Corp. Class A Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
RAC.WS	Rithm Acquisition Corp. Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	PEARL Equities Exchange	Equity
RNTY	Tidal Trust II YieldMax Target 12 Real Estate Option Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TEC	Harbor ETF Trust Harbor Transformative Technologies ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TMDE	TMD Energy Limited Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
CHA	Chagee Holdings Limited ADS	AdrCommon	PEARL Equities Exchange	Equity
EDHL	Everbright Digital Holding Ltd ORD USD0.00004	CommonStock	PEARL Equities Exchange	Equity
EGLE	Global X Funds Global X S&P 500 U.S. Revenue Leaders ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLAG	Global X Funds Global X S&P 500 U.S. Market Leaders Top 50 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GENVR	Gen Digital Inc. Contingent Value Rights	Right	PEARL Equities Exchange	Equity
NHIC	NewHold Investment Corp III CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
NHICW	NewHold Investment Corp III WT EXP 013030	Warrant	PEARL Equities Exchange	Equity
TOPC	iShares Trust iShares S&P 500 3% Capped ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HFGM	Tidal ETF Trust Unlimited HFGM Global Macro ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
INFO	Harbor ETF Trust Harbor PanAgora Dynamic Large Cap Core ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
SBAR	Simplify Exchange Traded Funds Simplify Barrier Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TVRD	Tvardi Therapeutics Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
XV	Simplify Exchange Traded Funds Simplify Target 15 Distribution ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ZTOP	F/m High Yield 100 ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HFSI	Hartford Strategic Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HXHX	Haoxin Holdings Ltd CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
RBNE	Robin Energy Ltd COM	CommonStock	PEARL Equities Exchange	Equity
TRPA	Hartford AAA CLO ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ATHR	Aether Holdings Inc COM USD $0.001	CommonStock	PEARL Equities Exchange	Equity
BULL	Webull Corp CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
BULLW	Webull Corp WT EXP 041030	Warrant	PEARL Equities Exchange	Equity
BULLZ	Webull Corp WT EXP 041029	Warrant	PEARL Equities Exchange	Equity
CIIT	Tianci International Inc COM	CommonStock	PEARL Equities Exchange	Equity
CUPR	Cuprina Holdings (Cayman) Ltd CL A ORD USD0.001	CommonStock	PEARL Equities Exchange	Equity
ELFY	ALPS Electrification Infrastructure ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ENDW	Cambria Endowment Style ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IOTR	iOThree Ltd ORD USD0.00625	CommonStock	PEARL Equities Exchange	Equity
MB	MasterBeef Group ORD USD0.0005	CommonStock	PEARL Equities Exchange	Equity
ABIG	Argent Large Cap ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ALIL	Argent Focused Small Cap ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FATN	FatPipe Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
PRXG	Praxis Funds Praxis Impact Large Cap Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PRXV	Praxis Funds Praxis Impact Large Cap Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RYET	Ruanyun Edai Technology Inc ORD USD0.0002	CommonStock	PEARL Equities Exchange	Equity
SLSN	Solesence Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
TACHU	Titan Acquisition Corp UNIT (1CLA 1/2 WT)	Unit	PEARL Equities Exchange	Equity
XXRP	Listed Funds Trust Teucrium 2x Long Daily XRP ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CBOA	Calamos Bitcoin Structured Alt Protection ETF - April ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CBTA	Calamos Bitcoin 80 Series Structured Alt Protection ETF - April ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CBXA	Calamos Bitcoin 90 Series Structured Alt Protection ETF - April ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FMUB	Fidelity Municipal Bond Opportunities ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FMUN	Fidelity Systematic Municipal Bond Index ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JPY	Lazard Japanese Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TEKY	Lazard Next Gen Technologies ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
THMZ	Lazard Equity Megatrends ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AACB	Artius II Acquisition Inc CL A ORD USD$0.0001	CommonStock	PEARL Equities Exchange	Equity
AACBR	Artius II Acquisition Inc. Rights	Right	PEARL Equities Exchange	Equity
CRMG	Leverage Shares 2X Long CRM Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KIDZ	Classover Holdings Inc CL B COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
KIDZW	Classover Holdings Inc WT EXP 040330	Warrant	PEARL Equities Exchange	Equity
LPRE	Exchange Listed Funds Trust Long Pond Real Estate Select ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PYPG	Leverage Shares 2X Long PYPL Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VSA	TCTM Kids IT Education Inc ADR	AdrCommon	PEARL Equities Exchange	Equity
XYZG	Leverage Shares 2X Long XYZ Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BFAP	First Trust Exchange-Traded Fund FT Vest Bitcoin Strategy Floor15 ETF April	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
BLIV	BeLive Holdings ORD USD0.0005	CommonStock	PEARL Equities Exchange	Equity
CHPY	Tidal Trust II YieldMax Semiconductor Portfolio Option Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DFII	First Trust Exchange-Traded Fund FT Vest Bitcoin Strategy & Target Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GIND	Goldman Sachs India Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPYH	NEOS S&P 500 Hedged Equity Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VSDB	Vanguard Short Duration Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WSML	iShares MSCI World Small-Cap ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WTMU	WisdomTree Core Laddered Municipal Fund ETF	Unknown	PEARL Equities Exchange	Equity
WTMY	WisdomTree High Income Laddered Municipal Fund ETF	Unknown	PEARL Equities Exchange	Equity
WTPI	WisdomTree Trust WisdomTree Equity Premium Income Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
ATII	Archimedes Tech SPAC Partners II Co ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
ATIIW	Archimedes Tech SPAC Partners II Co WT EXP 101529	Warrant	PEARL Equities Exchange	Equity
BPI	Grayscale Funds Trust Grayscale Bitcoin Premium Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BTCC	Grayscale Funds Trust Grayscale Bitcoin Covered Call ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GLDY	Defiance Gold Enhanced Options Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ICOI	Bitwise Funds Trust Bitwise COIN Option Income Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IMRA	Bitwise Funds Trust Bitwise MARA Option Income Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IMST	Bitwise Funds Trust Bitwise MSTR Option Income Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LHSW	Lianhe Sowell International Group Ltd ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
CPRA	Calamos ETF Trust Calamos Russell 2000 Structured Alt Protection ETF - April	ExchangeTradedFund	PEARL Equities Exchange	Equity
CPSP	Calamos ETF Trust Calamos S&P 500 Structured Alt Protection ETF - April	ExchangeTradedFund	PEARL Equities Exchange	Equity
DSPY	Tema ETF Trust Tema S&P 500 Historical Weight ETF Strategy	ExchangeTradedFund	PEARL Equities Exchange	Equity
ILS	ETF Opportunities Trust Brookmont Catastrophic Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MMAX	iShares Large Cap Max Buffer Mar ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PMAP	PGIM S&P 500 Max Buffer ETF - April ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RGTX	Defiance Daily Target 2X Long RGTI ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SMA	SmartStop Self Storage REIT, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
SMCZ	Defiance Daily Target 2X Short SMCI ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SZZLU	Sizzle Acquisition Corp II UNIT(1 CLA 1RT)	Unit	PEARL Equities Exchange	Equity
TAPR	Innovator Equity Defined Protection ETF - 2 Yr to April 2027 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ZAPR	Innovator Equity Defined Protection ETF - 1 Yr April ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BKCG	BNY Mellon ETF Trust II BNY Mellon Concentrated Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ENGS	Energys Group Ltd ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
GXDW	Global X Dorsey Wright Thematic ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HEAL	Global X HealthTech ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RFL.WS	Rafael Holdings, Inc. Warrants to Purchase Shares of Class B Common Stock	Warrant	PEARL Equities Exchange	Equity
SDHIU	Siddhi Acquisition Corp UNIT(1 CLA 1RT)	Unit	PEARL Equities Exchange	Equity
SOUL.U	Soulpower Acquisition Corporation Units, each consisting of one Class A Ordinary Share and one Right	Unit	PEARL Equities Exchange	Equity
WTF	Waton Financial Ltd ORD NPV	CommonStock	PEARL Equities Exchange	Equity
WXM	WF International Ltd ORD USD0.000001	CommonStock	PEARL Equities Exchange	Equity
XYZY	Tidal Trust II YieldMax XYZ Option Income Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CFIT	Cambria Fixed Income Trend ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HWSM	Hotchkis & Wiley SMID Cap Diversified Value Fund ETF	Unknown	PEARL Equities Exchange	Equity
JOYY	JOYY Inc ADR	AdrCommon	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	**Security Name**	**Security Class**	**Listed Exchange**	**Instrument Type**
UYSCU	UY Scuti Acquisition Corp UNIT(1 ORD 1RT)	Unit	PEARL Equities Exchange	Equity
AGRW	Allspring Exchange-Traded Funds Trust Allspring LT Large Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ASLV	Allspring Exchange-Traded Funds Trust Allspring Special Large Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AVUQ	Avantis U.S. Quality ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BFRE	Ultimus Managers Trust Westwood LBRTY Global Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CRWV	CoreWeave Inc CL A COM USD0.000005	CommonStock	PEARL Equities Exchange	Equity
GLCR	GlacierShares Nasdaq Iceland ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HEQQ	JPMorgan Nasdaq Hedged Equity Laddered Overlay ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NCT	Intercont (Cayman) Ltd ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
NMAX	Newsmax, Inc. Class B Common Stock	CommonStock	PEARL Equities Exchange	Equity
TCAL	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price Capital Appreciation Premium Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
THEQ	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price Hedged Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WNTR	Tidal Trust II YieldMax MSTR Short Option Income Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ALMU	Aeluma Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
ELIL	Direxion Daily LLY Bull 2X Shares ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ELIS	Direxion Daily LLY Bear 1X Shares ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBCA	iShares Trust iShares iBonds Dec 2035 Term Corporate ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBGB	iShares iBonds Dec 2045 Term Treasury ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBGL	iShares iBonds Dec 2055 Term Treasury ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBHL	iShares iBonds 2032 Term High Yield and Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBIL	iShares Trust iShares iBonds Oct 2035 Term TIPS ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBMT	iShares iBonds Dec 2031 Term Muni Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBTQ	iShares iBonds Dec 2035 Term Treasury ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LCAP	Principal Capital Appreciation Select ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PALD	Direxion Daily PANW Bear 1X Shares ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PALU	Direxion Daily PANW Bull 2X Shares ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WFF	WF Holding Ltd ORD USD0.00005	CommonStock	PEARL Equities Exchange	Equity
EPSM	Epsium Enterprise Ltd ORD USD0.00002	CommonStock	PEARL Equities Exchange	Equity
IONL	GraniteShares 2x Long IONQ Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MCHPP	Microchip Technology Inc DEP SHS REPSTG	Unknown	PEARL Equities Exchange	Equity
NTHI	NeOnc Technologies Holdings Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
PCHI	FundVantage Trust Polen High Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RDTL	GraniteShares 2x Long RDDT Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
STRF	MicroStrategy Inc SER A PFD STK	PreferredStock	PEARL Equities Exchange	Equity
VRTL	GraniteShares 2x Long VRT Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LGPS	LogProstyle Inc. Common Shares	CommonStock	PEARL Equities Exchange	Equity
PCFI	FundVantage Trust Polen Floating Rate Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RSMR	First Trust Exchange-Traded Fund VIII FT Vest U.S. Equity Equal Weight Buffer ETF - March	ExchangeTradedFund	PEARL Equities Exchange	Equity
TMAR	FT Vest Emerging Markets Buffer ETF - March ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ADBG	Leverage Shares 2X Long ADBE Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AMZE	Amaze Holdings, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
HOOG	Leverage Shares 2X Long HOOD Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PANG	Leverage Shares 2X Long PANW Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SVCC	Stellar V Capital Corp CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
SVCCW	Stellar V Capital Corp WT EXP 101529	Warrant	PEARL Equities Exchange	Equity
BIYA	Baiya International Group Inc ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
BKpK	The Bank of New York Mellon Corporation Depositary Shares, each representing a 1/4,000th interest in a share of Series K Noncumulative Perpetual Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
FMTM	MarketDesk Focused U.S. Momentum ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GOP	Unusual Whales Subversive Republican Trading ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GSHRU	Gesher Acquisition Corp II UNIT (1CLA 1/2 WT)	Unit	PEARL Equities Exchange	Equity
RCT	RedCloud Holdings plc ORD GBP0.001	CommonStock	PEARL Equities Exchange	Equity
HBTC	Fortuna Hedged Bitcoin Fund Fortuna Hedged Bitcoin Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
HOOX	Defiance Daily Target 2X Long HOOD ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IMF	Invesco Managed Futures Strategy ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SOLT	2x Solana ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SOLZ	Solana ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VYLD	JPMorgan Chase & Co. Inverse VIX Short-Term Futures ETNs due March 22, 2045	ExchangeTradedNote	PEARL Equities Exchange	Equity
KLRS	Kalaris Therapeutics Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
LMUB	iShares Trust iShares Long-Term National Muni Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NAGE	Niagen Bioscience Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
WHWK	Whitehawk Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
DGXX	Digi Power X Inc COM	CommonStock	PEARL Equities Exchange	Equity
EHLD	Euroholdings Ltd COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
QSEAU	Quartzsea Acquisition Corp UNIT(1 ORD 1RT)	Unit	PEARL Equities Exchange	Equity
ARMH	Precidian ETFs Trust Arm Holdings PLC ADRhedged	ExchangeTradedFund	PEARL Equities Exchange	Equity
ASMH	Precidian ETFs Trust ASML Holding NV ADRhedged	ExchangeTradedFund	PEARL Equities Exchange	Equity
BMAX	REX Bitcoin Corporate Treasury Convertible Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
COIG	Leverage Shares 2X Long COIN Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
COLA	Columbus Acquisition Corp ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
COLAR	Columbus Acquisition Corp Rights	Right	PEARL Equities Exchange	Equity
JUSA	J.P. Morgan Exchange-Traded Fund Trust JPMorgan U.S. Research Enhanced Large Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NWTG	Newton Golf Company Inc COM USD$0.01	CommonStock	PEARL Equities Exchange	Equity
SCEC	Sterling Capital Enhanced Core Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPUT	Innovator ETFs Trust Innovator Equity Premium Income - Daily PutWrite ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
STHH	Precidian ETFs Trust STMicroelectronics NV ADRhedged	ExchangeTradedFund	PEARL Equities Exchange	Equity
TMH	Precidian ETFs Trust Toyota Motor Corporation ADRhedged	ExchangeTradedFund	PEARL Equities Exchange	Equity
HIMZ	Defiance Daily Target 2X Long HIMS ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ISMF	iShares Managed Futures Active ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RKLX	Defiance Daily Target 2X Long RKLB ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TAXM	BondBloxx ETF Trust BondBloxx IR+M Tax-Aware ETF for Massachusetts Residents	ExchangeTradedFund	PEARL Equities Exchange	Equity
TXXI	BondBloxx ETF Trust BondBloxx IR+M Tax-Aware Intermediate Duration ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
USAR	USA Rare Earth Inc CL A COM NPV	CommonStock	PEARL Equities Exchange	Equity
USARW	USA Rare Earth Inc WT EXP 03/13/2030	Warrant	PEARL Equities Exchange	Equity
AMBR	Amber International Holding Ltd ADR	AdrCommon	PEARL Equities Exchange	Equity
HFROpB	Highland Opportunities and Income Fund 5.375% Series B Cumulative Preferred Shares	PreferredStock	PEARL Equities Exchange	Equity
IONX	Defiance Daily Target 2X Long IONQ ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KBAB	KraneShares 2x Long BABA Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
KFII	K&F Growth Acquisition Corp II CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
KFIIR	K&F Growth Acquisition Corp. II Rights	Right	PEARL Equities Exchange	Equity
KPDD	KraneShares 2x Long PDD Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MWYN	Marwynn Holdings Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
AIFE	Aifeex Nexus Acquisition Corp CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
AIFER	Aifeex Nexus Acquisition Corporation Right	Right	PEARL Equities Exchange	Equity
AIFEU	Aifeex Nexus Acquisition Corp UNIT(1CLA 1RT)	Unit	PEARL Equities Exchange	Equity
KKRpD	KKR & Co. Inc. 6.25% Series D Mandatory Convertible Preferred Stock	StructuredProduct	PEARL Equities Exchange	Equity
OWNB	Bitwise Funds Trust Bitwise Bitcoin Standard Corporations ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QDWN	Strategic Trust DailyDelta Q100 Downside Option Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QUP	Strategic Trust DailyDelta Q100 Upside Option Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RPTpC	Rithm Property Trust Inc. 9.875% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
SNTH	Tidal Trust III MRP SynthEquity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FFAI	Faraday Future Intelligent Electric Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
FFAIW	Faraday Future Intelligent Electric Inc WT EXP	Warrant	PEARL Equities Exchange	Equity
MRAL	GraniteShares 2x Long MARA Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MRVL	Marvell Technology Inc COM USD.002	CommonStock	PEARL Equities Exchange	Equity
MVLL	GraniteShares 2x Long MRVL Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XAGE	Longevity Health Holdings Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
XAGEW	Longevity Health Holdings Inc WT EXP 040126	Warrant	PEARL Equities Exchange	Equity
ALLW	SPDR Bridgewater All Weather ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
APED	STKd 100 MSTR & 100 COIN ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HTAX	Macquarie ETF Trust Macquarie National High-Yield Municipal Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KNW	Know Labs, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
LAYS	STKd 100 NVDA & 100 AMD ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MAYA	Maywood Acquisition Corp CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
MAYAR	Maywood Acquisition Corp. Right	Right	PEARL Equities Exchange	Equity
MCRP	Micropolis Holding Company Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
RIBB	Ribbon Acquisition Corp CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
RIBBR	Ribbon Acquisition Corp Rights	Right	PEARL Equities Exchange	Equity
SAGT	Sagtec Global Ltd ORD NPV	CommonStock	PEARL Equities Exchange	Equity
SNWV	SANUWAVE Health Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
SPBU	AllianzIM Buffer15 Uncapped Allocation ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPCY	STKd 100 SMCI & 100 NVDA ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TRIO	MC Trio Equity Buffered ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WEEK	Roundhill Weekly T-Bill ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ZIPP	STKd 100 UBER & 100 TSLA ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ADVB	Advanced Biomed Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
CAPS	Capstone Therapeutics Corp COM USD.0005	CommonStock	PEARL Equities Exchange	Equity
JFB	JFB Construction Holdings CL A COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
KMTS	Kestra Medical Technologies Ltd COM USD1.00	CommonStock	PEARL Equities Exchange	Equity
OMAH	Tidal Trust III VistaShares Target 15 Berkshire Select Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RDTY	YieldMax Russell 2000 0DTE Covered Call Strategy ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TBH	Brag House Holdings Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
TLCI	Touchstone ETF Trust Touchstone International Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ARMU	T-REX 2X Long ARM Daily Target ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DABS	DoubleLine ETF Trust DoubleLine Asset-Backed Securities ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DJTU	T-REX 2X Long DJT Daily Target ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RBLU	T-REX 2X Long RBLX Daily Target ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CPNM	Calamos ETF Trust Calamos Nasdaq-100 Structured Alt Protection ETF - March	ExchangeTradedFund	PEARL Equities Exchange	Equity
CPSR	Calamos ETF Trust Calamos S&P 500 Structured Alt Protection ETF - March	ExchangeTradedFund	PEARL Equities Exchange	Equity
PN	Skycorp Solar Group Ltd ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
RDGT	Ridgetech Inc ORD USD0.24	CommonStock	PEARL Equities Exchange	Equity
GBXC	Goldman Sachs U.S. Large Cap Buffer 3 ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KMAR	Innovator U.S. Small Cap Power Buffer ETF - March ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LGDX	Tidal Trust III Intech S&P Large Cap Diversified Alpha ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MARU	AllianzIM U.S. Equity Buffer15 Uncapped Mar ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NMAR	Innovator Growth-100 Power Buffer ETF - March ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PMMR	PGIM S&P 500 Max Buffer ETF - March ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SMDX	Tidal Trust III Intech S&P Small-Mid Cap Diversified Alpha ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TE	T1 Energy Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
TE.WS	T1 Energy Inc. Warrants, each whole warrant exercisable to purchase one Common Stock at an exercise price of $11.50 per share	Warrant	PEARL Equities Exchange	Equity
ZMAR	Innovator Equity Defined Protection ETF - 1 Yr March ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CTEV	Claritev Corporation Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
EVYM	Eaton Vance High Income Municipal ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FERAU	Fifth Era Acquisition Corp I UNIT(1 CLA 1RT)	Unit	PEARL Equities Exchange	Equity
FTKI	First Trust Exchange-Traded Fund VI First Trust Small Cap BuyWrite Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LOKVU	Live Oak Acquisition Corp V UNIT (1CLA 1/2 WT)	Unit	PEARL Equities Exchange	Equity
NHICU	NewHold Investment Corp III UNIT (1CLA 1/2 WT)	Unit	PEARL Equities Exchange	Equity
OXLCG	Oxford Lane Capital Corp 7.95 Notes due 2032 STRUCT PRODUCT	Unknown	PEARL Equities Exchange	Equity
PRIV	SSGA Active Trust SPDR SSGA IG Public & Private Credit ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RCGE	RockCreek Global Equality ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RHLD	Resolute Holdings Management COM	CommonStock	PEARL Equities Exchange	Equity
TOV	EA Series Trust JLens 500 Jewish Advocacy U.S. ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EBI	Longview Advantage ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LUD	Luda Technology Group Limited Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
LZMH	LZ Technology Holdings Ltd CL B ORD USD0.000025	CommonStock	PEARL Equities Exchange	Equity
RAA	SMI 3Fourteen REAL Asset Allocation ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TEMX	Touchstone Sands Capital Emerging Markets ex-China Growth ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TQQY	Granite Shares YieldBOOST QQQ ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WETO	Webus International Ltd ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
YSPY	GraniteShares YieldBOOST SPY ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RAC.U	Rithm Acquisition Corp. Units (each consists of one Class A Ordinary Share and one-third of one redeemable Warrant)	Unit	PEARL Equities Exchange	Equity
RBIL	F/m Ultrashort Treasury Inflation-Protected Security (TIPS) ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
STAK	STAK Inc ORD USD0.001	CommonStock	PEARL Equities Exchange	Equity
BMGL	Basel Medical Group Ltd ORD NPV	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
DMAA	Drugs Made In America Acquisition Corp ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
DMAAR	Drugs Made In America Acquisition Corp. Rights	Right	PEARL Equities Exchange	Equity
FEBM	FT Vest U.S. Equity Max Buffer ETF - February ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MAVF	EA Series Trust Matrix Advisors Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QMFE	FT Vest Nasdaq-100 Moderate Buffer ETF - February ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
YOKE	YOKE Core ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GTOS	Invesco Short Duration Total Return Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HTB	HomeTrust Bancshares, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
IROC	Invesco Rochester High Yield Municipal ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QVCGA	QVC Group Inc INT COM SER A	CommonStock	PEARL Equities Exchange	Equity
QVCGP	QVC Group Inc 8.0 CUM PFD REDA	PreferredStock	PEARL Equities Exchange	Equity
SNDK	Sandisk Corp COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
TSPX	Twin Oak Active Opportunities ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EZPZ	Franklin Crypto Index ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GBUG	Sprott Active Gold & Silver Miners ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PIPE	Invesco SteelPath MLP & Energy Infrastructure ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QQQH	NEOS Nasdaq-100 Hedged Equity Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WGRX	Wellgistics Health Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
AAPW	Roundhill AAPL WeeklyPay ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ABLS	Abacus FCF Small Cap Leaders ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ASBP	Aspire Biopharma Holdings Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
ASBPW	Aspire Biopharma Holdings Inc WT EXP 021830	Warrant	PEARL Equities Exchange	Equity
BNKD	Bank of Montreal MicroSectors U.S. Big Banks -3× Inverse Leveraged ETNs due February 17, 2045	ExchangeTradedNote	PEARL Equities Exchange	Equity
BNKU	Bank of Montreal MicroSectors U.S. Big Banks 3× Leveraged ETNs due February 17, 2045	ExchangeTradedNote	PEARL Equities Exchange	Equity
BTX	BlackRock Technology and Private Equity Term Trust Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
COIW	Roundhill COIN WeeklyPay ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FNGB	Bank of Montreal MicroSectors FANG+ 3X Leveraged ETNs due February 17, 2045	ExchangeTradedNote	PEARL Equities Exchange	Equity
HMR	Heidmar Maritime Holdings Corp COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
NRGD	Bank of Montreal MicroSectors U.S. Big Oil -3× Inverse Leveraged ETNs due February 17, 2045	ExchangeTradedNote	PEARL Equities Exchange	Equity
NRGU	Bank of Montreal MicroSectors U.S. Big Oil 3× Leveraged ETNs due February 17, 2045	ExchangeTradedNote	PEARL Equities Exchange	Equity
OOQB	One One Nasdaq-100 and Bitcoin ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OOSB	One One S&P 500 and Bitcoin ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PLTW	Roundhill PLTR WeeklyPay ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TCPB	Thrivent ETF Trust Thrivent Core Plus Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TUSB	Thrivent ETF Trust Thrivent Ultra Short Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VRM	Vroom Inc COM	CommonStock	PEARL Equities Exchange	Equity
AFSC	abrdn Focused U.S. Small Cap Active ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AGEM	abrdn Emerging Markets Dividend Active ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLD	Fold Holdings Inc CL A COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
FLDDW	Fold Holdings Inc WT EXP 12/14/2030	Warrant	PEARL Equities Exchange	Equity
NNNN	Anbio Biotechnology CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
CYCU	Cycurion Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
CYCUW	Cycurion Inc WT EXP 021330	Warrant	PEARL Equities Exchange	Equity
DHSB	Strategy Shares Day Hagan Smart Buffer ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
NCIQ	Hashdex Nasdaq Crypto Index US ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OSRH	OSR Holdings Inc COM	CommonStock	PEARL Equities Exchange	Equity
OSRHW	OSR Holdings Inc WT EXP 020928	Warrant	PEARL Equities Exchange	Equity
SGI	Somnigroup International Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
TIC	Acuren Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
BCHI	The 2023 ETF Series Trust II GMO Beyond China ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DLLL	GraniteShares 2x Long DELL Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DVLT	Datavault AI Inc COM	CommonStock	PEARL Equities Exchange	Equity
ELON	Tidal Trust III BattleShares TSLA vs F ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GCL	GCL Global Holdings Ltd ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
GCLWW	GCL Global Holdings Ltd WT EXP 021330	Warrant	PEARL Equities Exchange	Equity
HYTI	First Trust Exchange-Traded Fund IV FT Vest High Yield & Target Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
INTW	GraniteShares 2x Long INTC Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JFLI	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Flexible Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LGCF	Themes US Cash Flow Champions ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LQTI	First Trust Exchange-Traded Fund IV FT Vest Investment Grade & Target Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LTTI	First Trust Exchange-Traded Fund IV FT Vest 20+ Year Treasury & Target Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NXXT	NextNRG Inc COM USD	CommonStock	PEARL Equities Exchange	Equity
PMTV	PennyMac Mortgage Investment Trust 9.00% Senior Notes due 2030	StructuredProduct	PEARL Equities Exchange	Equity
QCML	GraniteShares 2x Long QCOM Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QDTY	YieldMax Nasdaq 100 0DTE Covered Call Strategy ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TRTNpF	Triton International Limited 7.625% Series F Cumulative Redeemable Perpetual Preference Shares	PreferredStock	PEARL Equities Exchange	Equity
AACBU	Artius II Acquisition Inc UNIT(1 CLA 1RT)	Unit	PEARL Equities Exchange	Equity
AARD	Aardvark Therapeutics Inc COM USD0.00001	CommonStock	PEARL Equities Exchange	Equity
AMDD	Direxion Daily AMD Bear 1X Shares ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AMUU	Direxion Daily AMD Bull 2X Shares ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HYFM	Hydrofarm Holdings Group Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
LFAW	LifeX 2060 Longevity Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LFAX	LifeX 2061 Longevity Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LFAZ	LifeX 2062 Longevity Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LIAU	LifeX 2060 Inflation-Protected Longevity Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LIAV	LifeX 2061 Inflation-Protected Longevity Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LIAW	LifeX 2062 Inflation-Protected Longevity Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MAYAU	Maywood Acquisition Corp UNIT(1 CLA 1RT)	Unit	PEARL Equities Exchange	Equity
NPB	Northpointe Bancshares, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
SAIL	SailPoint Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
TANH	Tantech Holdings Ltd COM USD.001	CommonStock	PEARL Equities Exchange	Equity
TDAC	Translational Development Acquisition Corp CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
TDACW	Translational Development Acquisition Corp WT EXP 121829	Warrant	PEARL Equities Exchange	Equity
XHLD	TEN Holdings Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
AGH	Aureus Greenway Holdings Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
ELM	Series Portfolios Trust Elm Market Navigator ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EXOZ	eXoZymes Inc COM USD0.000001	CommonStock	PEARL Equities Exchange	Equity
KRMN	Karman Holdings Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
LFAR	LifeX 2057 Longevity Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LFAU	LifeX 2058 Longevity Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LFAV	LifeX 2059 Longevity Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LIAP	LifeX 2057 Inflation-Protected Longevity Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LIAQ	LifeX 2058 Inflation-Protected Longevity Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LIAT	LifeX 2059 Inflation-Protected Longevity Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VBIL	Vanguard 0-3 Month Treasury Bill ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VGUS	Vanguard Ultra-Short Treasury ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ATIIU	Archimedes Tech SPAC Partners II Co UNIT (1ORD 1/2 WT)	Unit	PEARL Equities Exchange	Equity
FGMC	FG Merger II Corp COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
FGMCR	FG Merger II Corp. Rights	Right	PEARL Equities Exchange	Equity
GSAT	Globalstar Inc COM USD.00001	CommonStock	PEARL Equities Exchange	Equity
HIMU	iShares High Yield Muni Active ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LFAN	LifeX 2054 Longevity Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LFAO	LifeX 2055 Longevity Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LFAQ	LifeX 2056 Longevity Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LIAK	LifeX 2054 Inflation-Protected Longevity Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LIAM	LifeX 2055 Inflation-Protected Longevity Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LIAO	LifeX 2056 Inflation-Protected Longevity Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NIVF	NewGenIvf Group Ltd ORD	CommonStock	PEARL Equities Exchange	Equity
ODYS	Odysight.ai Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
SHYM	iShares High Yield Muni Income Active ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BEGS	Rareview 2X Bull Cryptocurrency & Precious Metals ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BTAI	BioXcel Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
KORU	Direxion Shares ETF Trust Direxion Daily MSCI South Korea Bull 3X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
LFAJ	LifeX 2051 Longevity Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LFAK	LifeX 2052 Longevity Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LFAL	LifeX 2053 Longevity Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LIAF	LifeX 2051 Inflation-Protected Longevity Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LIAG	LifeX 2052 Inflation-Protected Longevity Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LIAJ	LifeX 2053 Inflation-Protected Longevity Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NCV	Virtus Convertible & Income Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
NCZ	Virtus Convertible & Income Fund II Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
ORCX	Defiance Daily Target 2X Long ORCL ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RIME	Algorhythm Holdings Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
EFSI	Eagle Financial Services Inc COM USD2.5	CommonStock	PEARL Equities Exchange	Equity
LFAE	LifeX 2048 Longevity Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LFAF	LifeX 2049 Longevity Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LFAI	LifeX 2050 Longevity Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LIAB	LifeX 2048 Inflation-Protected Longevity Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LIAC	LifeX 2049 Inflation-Protected Longevity Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LIAE	LifeX 2050 Inflation-Protected Longevity Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MRP	Millrose Properties, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
QBF	Innovator Uncapped Bitcoin 20 Floor ETF-Quarterly ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SDTY	YieldMax S&P 500 0DTE Covered Call Strategy ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
SION	Sionna Therapeutics Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
CSNR	Cohen & Steers ETF Trust Cohen & Steers Natural Resources Active ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CSPF	Cohen & Steers ETF Trust Cohen & Steers Preferred and Income Opportunities Active ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CSRE	Cohen & Steers ETF Trust Cohen & Steers Real Estate Active ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EPWK	EPWK Holdings Ltd CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
FBGL	FBS Global Ltd ORD USD0.001	CommonStock	PEARL Equities Exchange	Equity
GMMF	BlackRock ETF Trust iShares Government Money Market ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HVII	Hennessy Capital Investment Corp VII CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
HVIIR	Hennessy Capital Investment Corp. VII Rights	Right	PEARL Equities Exchange	Equity
JXX	Janus Henderson Transformational Growth ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KDEF	Exchange Listed Funds Trust PLUS Korea Defense Industry Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PMMF	BlackRock ETF Trust iShares Prime Money Market ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SCCR	Schwab Strategic Trust Schwab Core Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
STRK	MicroStrategy Inc SERIES A PERP PF	PreferredStock	PEARL Equities Exchange	Equity
TMB	Thornburg Multi Sector Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TNXP	Tonix Pharmaceuticals Holding Corp COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
TPLS	Thornburg Core Plus Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TTAM	Titan America SA Common Shares	CommonStock	PEARL Equities Exchange	Equity
CBTJ	Calamos Bitcoin 80 Series Structured Alt Protection ETF - January ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CBXJ	Calamos Bitcoin 90 Series Structured Alt Protection ETF January ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CJMB	Callan JMB Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
FOXY	Simplify Exchange Traded Funds Simplify Currency Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GCTK	GlucoTrack Inc COM	CommonStock	PEARL Equities Exchange	Equity
HCAI	Huachen AI Parking Management Technology Holding Co Ltd ORD USD.00000125	CommonStock	PEARL Equities Exchange	Equity
HSPT	Horizon Space Acquisition II Corp ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
HSPTR	Horizon Space Acquisition II Corp. Right	Right	PEARL Equities Exchange	Equity
HVAC	AdvisorShares Trust AdvisorShares HVAC AND Industrials ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KFIIU	K&F Growth Acquisition Corp II UNIT(1 CLA 1RT)	Unit	PEARL Equities Exchange	Equity
PEVC	Pacer Funds Trust Pacer PE/VC ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PLUT	Plutus Financial Group Ltd ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
CPSF	Calamos ETF Trust Calamos S&P 500 Structured Alt Protection ETF - February	ExchangeTradedFund	PEARL Equities Exchange	Equity
EYEN	Eyenovia Inc COM 0.0001	CommonStock	PEARL Equities Exchange	Equity
FEBU	AllianzIM US Equity Buffer15 Uncapped Feb ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GBXB	Goldman Sachs US Large Cap Buffer 2 ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KFEB	Innovator US Small Cap Power Buffer ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LDDR	LifeX 2035 Term Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LDER	LifeX 2040 Term Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LDRR	LifeX 2045 Term Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NFEB	Innovator Growth 100 Power Buffer ETF February ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PMFB	PGIM S&P 500 Max Buffer ETF February ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ZFEB	Innovator Equity Defined Protection ETF 1 Yr February ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DRDB	Roman DBDR Tech Acquisition Corp II CL A COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
DRDBW	Roman DBDR Tech Acquisition Corp II WT EXP 103131	Warrant	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	**Security Name**	**Security Class**	**Listed Exchange**	**Instrument Type**
MLAC	Mountain Lake Acquisition Corp CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
MLACR	Mountain Lake Acquisition Corp. Right	Right	PEARL Equities Exchange	Equity
PWRD	TCW ETF Trust TCW Transform Systems ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ROBN	T-REX 2X Long HOOD Daily Target ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
UMBFP	UMB Financial Corp 7% DP SH PFD	PreferredStock	PEARL Equities Exchange	Equity
XIFR	XPLR Infrastructure, LP Common Units representing limited partner interests	CommonStock	PEARL Equities Exchange	Equity
YFYA	Listed Funds Trust Yields for You Income Strategy A ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AAVM	Alpha Architect Global Factor Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BCLO	iShares BBB-B CLO Active ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CVNY	Tidal Trust II YieldMax CVNA Option Income Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MAZE	Maze Therapeutics Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
MNRS	Grayscale Funds Trust Grayscale Bitcoin Miners ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MTSR	Metsera Inc COM USD0.00001	CommonStock	PEARL Equities Exchange	Equity
PLMK	Plum Acquisition Corp IV CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
PLMKW	Plum Acquisition Corp IV WT EXP 081929	Warrant	PEARL Equities Exchange	Equity
BBNX	Beta Bionics Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
CSAI	Cloudastructure Inc CL A COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
INR	Infinity Natural Resources, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
JACS	Jackson Acquisition Company II Class A Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
JACSr	Jackson Acquisition Company II Rights, each right to acquire one-tenth (1/10) of one Class A ordinary share	Right	PEARL Equities Exchange	Equity
LENS	Sarmaya Thematic ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RWTP	Redwood Trust, Inc. 9.125% Senior Notes Due 2030	StructuredProduct	PEARL Equities Exchange	Equity
SVCCU	Stellar V Capital Corp UNIT (1CLA 1/2 WT)	Unit	PEARL Equities Exchange	Equity
TWNP	Twin Hospitality Group Inc CL A COM NPV	CommonStock	PEARL Equities Exchange	Equity
UX	Roundhill Uranium ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FGMCU	FG Merger II Corp UNIT (1COM 1RT)	Unit	PEARL Equities Exchange	Equity
LQPE	Tidal Trust III PEO AlphaQuest Thematic PE ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MSIF	MSC Income Fund, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
AEVAW	Aeva Technologies Inc WT EXP 03/12/2026	Warrant	PEARL Equities Exchange	Equity
FMTO	Femto Technologies Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
ONEZ	TrueShares Seasonality Laddered Buffered ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SFD	Smithfield Foods Inc COM	CommonStock	PEARL Equities Exchange	Equity
AAPG	Ascentage Pharma Group International ADR	AdrCommon	PEARL Equities Exchange	Equity
ACCS	ACCESS Newswire Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
AMDG	Leverage Shares 2X Long AMD Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BLNE	Beeline Holdings Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
GMHS	Gamehaus Holdings Inc ORD USD0.001	CommonStock	PEARL Equities Exchange	Equity
LAR	Lithium Argentina AG Common Shares	CommonStock	PEARL Equities Exchange	Equity
BENJ	Horizon Funds Horizon Landmark ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DXF	Eason Technology Limited American Depositary Shares, each representing sixty-thousand (60,000) Ordinary Shares	AdrCommon	PEARL Equities Exchange	Equity
FIXP	Tidal ETF Trust FolioBeyond Enhanced Fixed Income Premium ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GEME	Pacific North of South EM Equity Active ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GPTY	Tidal Trust II YieldMax AI & Tech Portfolio Option Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HBTA	Horizon Funds Horizon Expedition Plus ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TXUG	Thornburg International Growth Fund ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
XIDV	Franklin Templeton ETF Trust Franklin International Dividend Multiplier Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XUDV	Franklin Templeton ETF Trust Franklin US Dividend Multiplier Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CBOJ	Calamos Bitcoin Structured Alt Protection ETF - January ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
COLAU	Columbus Acquisition Corp UNIT(1 ORD 1RT)	Unit	PEARL Equities Exchange	Equity
CPXR	Tidal Trust III USCF Daily Target 2X Copper Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EDGE	MRBL Enhanced Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NHYM	NuShares ETF Trust Nuveen High Yield Municipal Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NUMI	NuShares ETF Trust Nuveen Municipal Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SKBL	Skyline Builders Group Holding Ltd CL A ORD USD0.00001	CommonStock	PEARL Equities Exchange	Equity
TXUE	Thornburg International Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VG	Venture Global, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
DXST	Decent Holding Inc CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
JANM	FT Vest U.S. Equity Max Buffer ETF - January ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LST	Managed Portfolio Series Leuthold Select Industries ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MCTR	CTRL Group Ltd ORD NPV	CommonStock	PEARL Equities Exchange	Equity
QCJA	FT Vest Nasdaq-100 Conservative Buffer ETF - January ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TOPP	Toppoint Holdings Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
UXJA	FT Vest U.S. Equity Uncapped Accelerator ETF - January ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FGSN	F&G Annuities & Life, Inc. 7.300% Junior Subordinated Notes due 2065	StructuredProduct	PEARL Equities Exchange	Equity
XYZ	Block, Inc. Class A Common Stock,	CommonStock	PEARL Equities Exchange	Equity
CGMM	Capital Group Equity ETF Trust I Capital Group U.S. Small and Mid Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DGNX	Diginex Limited ORD USD0.00005	CommonStock	PEARL Equities Exchange	Equity
HVIIU	Hennessy Capital Investment Corp VII UNIT(1 CLA 1RT)	Unit	PEARL Equities Exchange	Equity
SOFX	Defiance Daily Target 2X Long SOFI ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TWOX	iShares Large Cap Accelerated Outcome ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BNDS	Series Portfolios Trust Infrastructure Capital Bond Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IYRI	NEOS Real Estate High Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KBSX	FST Corp ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
NOEM	CO2 Energy Transition Corp COM	CommonStock	PEARL Equities Exchange	Equity
NOEMR	CO2 Energy Transition Corp. Right	Right	PEARL Equities Exchange	Equity
NOEMW	CO2 Energy Transition Corp WT EXP 081728	Warrant	PEARL Equities Exchange	Equity
ORR	Militia Long/Short Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PCLA	PicoCELA Inc ADS	AdrCommon	PEARL Equities Exchange	Equity
SLVR	Sprott Silver Miners & Physical Silver ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SOJF	The Southern Company Series 2025A 6.50% Junior Subordinated Notes due March 15, 2085	StructuredProduct	PEARL Equities Exchange	Equity
ANGpD	American National Group Inc. Depositary Shares, each representing a 1/1000th interest in a share of 7.375% Fixed-Rate Non-Cumulative Preferred Stock, Series D	PreferredStock	PEARL Equities Exchange	Equity
ARMG	Leverage Shares 2X Long ARM Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ASMG	Leverage Shares 2X Long ASML Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CAS	Simplify Exchange Traded Funds Simplify China A Shares PLUS Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CNR	Core Natural Resources, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
FLOC	Flowco Holdings Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
HKPD	Hong Kong Pharma Digital Technology Holdings Ltd ORD USD0.001	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	**Security Name**	**Security Class**	**Listed Exchange**	**Instrument Type**
LFGY	Tidal Trust II YieldMax Crypto Industry & Tech Portfolio Option Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NYMTG	New York Mortgage Trust Inc 9.125 Senior Notes Due 2030 ETN	Unknown	PEARL Equities Exchange	Equity
PLMKU	Plum Acquisition Corp IV UNIT (1CLA 1/2 WT)	Unit	PEARL Equities Exchange	Equity
RIBBU	Ribbon Acquisition Corp UNIT(1ORD 1RT)	Unit	PEARL Equities Exchange	Equity
RSMV	Listed Funds Trust Relative Strength Managed Volatility Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TSMG	Leverage Shares 2X Long TSM Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BZAI	Blaize Holdings Inc COM	CommonStock	PEARL Equities Exchange	Equity
BZAIW	Blaize Holdings Inc WT EXP 1/13/2030	Warrant	PEARL Equities Exchange	Equity
GEND	Spinnaker ETF Series Genter Capital Dividend Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GENW	Spinnaker ETF Series Genter Capital International Dividend ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
UFG	Uni-Fuels Holdings Ltd CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
RANG	Range Capital Acquisition Corp ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
RANGR	Range Capital Acquisition Corp. Rights	Right	PEARL Equities Exchange	Equity
RNTX	Rein Therapeutics Inc COM 0.001USD	CommonStock	PEARL Equities Exchange	Equity
MIMI	Mint Incorporation Ltd CL A ORD NPV	CommonStock	PEARL Equities Exchange	Equity
SPBW	AIM ETF Products Trust AllianzIM Buffer20 Allocation ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPBX	AIM ETF Products Trust AllianzIM 6 Month Buffer10 Allocation ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BPH	Precidian ETFs Trust BP P.L.C. ADRhedged	ExchangeTradedFund	PEARL Equities Exchange	Equity
DMAAU	Drugs Made In America Acquisition Corp UNIT (1ORD 1 RT)	Unit	PEARL Equities Exchange	Equity
GSKH	Precidian ETFs Trust GSK plc ADRhedged	ExchangeTradedFund	PEARL Equities Exchange	Equity
INVN	The Alger ETF Trust Alger Russell Innovation ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MASK	3 E Network Technology Group Ltd CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
NVOH	Precidian ETFs Trust Novo Nordisk A/S (B Shares) ADRhedged	ExchangeTradedFund	PEARL Equities Exchange	Equity
SAPH	Precidian ETFs Trust SAP SE ADRhedged	ExchangeTradedFund	PEARL Equities Exchange	Equity
CEPO	Cantor Equity Partners I Inc CL A COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
LFBD	LifeX 2064 Longevity Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LFBE	LifeX 2065 Longevity Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LIAY	LifeX 2064 Inflation-Protected Longevity Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LIBD	LifeX 2065 Inflation-Protected Longevity Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TBCH	Turtle Beach Corp COM USD.001	CommonStock	PEARL Equities Exchange	Equity
ZYBT	Zhengye Biotechnology Holding Ltd ORD USD0.000025	CommonStock	PEARL Equities Exchange	Equity
IPM	Intelligent Protection Management Corp COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
RIOX	Tidal Trust II Defiance Daily Target 2X Long RIOT ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ASPC	A SPAC III Acquisition Corp CL A ORD NPV	CommonStock	PEARL Equities Exchange	Equity
ASPCR	A SPAC III Acquisition Corp. Right	Right	PEARL Equities Exchange	Equity
CPRY	Calamos ETF Trust Calamos Russell 2000 Structured Alt Protection ETF - January	ExchangeTradedFund	PEARL Equities Exchange	Equity
CPSY	Calamos ETF Trust Calamos S&P 500 Structured Alt Protection ETF - January	ExchangeTradedFund	PEARL Equities Exchange	Equity
DMAX	iShares Large Cap Max Buffer Dec ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GBXA	Goldman Sachs U.S. Large Cap Buffer 1 ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JANU	AllianzIM U.S. Equity Buffer15 Uncapped Jan ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JBTM	JBT Marel Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
PBQQ	PGIM Laddered Nasdaq-100 Buffer 12 ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PMJA	PGIM S&P 500 Max Buffer ETF - January ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PQAP	PGIM Nasdaq-100 Buffer 12 ETF - April ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
PQJA	PGIM Nasdaq-100 Buffer 12 ETF - January ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PQJL	PGIM Nasdaq-100 Buffer 12 ETF - July ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PQOC	PGIM Nasdaq-100 Buffer 12 ETF - October ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QIDX	Spinnaker ETF Series Indexperts Quality Earnings Focused ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RILA	Spinnaker ETF Series Indexperts Gorilla Aggressive Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
STAI	ScanTech AI Systems Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
TJAN	Innovator Equity Defined Protection ETF - 2 Yr to January 2027 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TSEL	Touchstone Sands Capital US Select Growth ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
YFFI	Spinnaker ETF Series Indexperts Yield Focused Fixed Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ZJAN	Innovator Equity Defined Protection ETF - 1 Yr January ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AAMI	Acadian Asset Management Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
INLF	INLIF Ltd ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
NHPAP	National Healthcare Properties Inc PFD A 7.375	PreferredStock	PEARL Equities Exchange	Equity
NHPBP	National Healthcare Properties Inc PFD CL B	PreferredStock	PEARL Equities Exchange	Equity
ONC	BeOne Medicines Ltd ADR	AdrCommon	PEARL Equities Exchange	Equity
PRSU	Pursuit Attractions and Hospitality, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
RAIN	Rain Enhancement Technologies Holdco Inc CL A COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
RAINW	Rain Enhancement Technologies Holdco Inc WT EXP 123129	Warrant	PEARL Equities Exchange	Equity
TESL	Simplify Exchange Traded Funds Simplify Volt TSLA Revolution ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EGGQ	NestYield Visionary ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JACS.U	Jackson Acquisition Company II Units, each consisting of one Class A ordinary share and one right to acquire one-tenth (1/10) of one Class A ordinary share	Unit	PEARL Equities Exchange	Equity
ONEG	OneConstruction Group Ltd ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
WAR	ETF Series Solutions US Global Technology and Aerospace & Defense ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
COPY	The RBB Fund Trust Tweedy, Browne Insider + Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EGGS	Tidal Trust III NestYield Total Return Guard ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EGGY	Tidal Trust III NestYield Dynamic Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IDVZ	The Opal International Dividend Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WLAC	Willow Lane Acquisition Corp CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
WLACW	Willow Lane Acquisition Corp WT EXP 103131	Warrant	PEARL Equities Exchange	Equity
NTWO	Newbury Street II Acquisition Corp CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
NTWOW	Newbury Street II Acquisition Corp WT EXP 060131	Warrant	PEARL Equities Exchange	Equity
PHH	Park Ha Biological Technology Co Ltd ORD USD0.00002	CommonStock	PEARL Equities Exchange	Equity
FARX	The Advisors Inner Circle Fund II Frontier Asset Absolute Return ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FCBD	The Advisors Inner Circle Fund II Frontier Asset Core Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FGSM	The Advisors Inner Circle Fund II Frontier Asset Global Small Cap Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FINT	The Advisors Inner Circle Fund II Frontier Asset Total International Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLCE	The Advisors Inner Circle Fund II Frontier Asset U.S. Large Cap Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FOPC	The Advisors Inner Circle Fund II Frontier Asset Opportunistic Credit ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PSIX	Power Solutions International Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
DECM	FT Vest U.S. Equity Max Buffer ETF - December ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NEUP	Neuphoria Therapeutics Inc COM USD0.00001	AdrCommon	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
RSDE	First Trust Exchange-Traded Fund VIII FT Vest U.S. Equity Equal Weight Buffer ETF - December	ExchangeTradedFund	PEARL Equities Exchange	Equity
SQMX	FT Vest U.S. Equity Quarterly Max Buffer ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TDEC	FT Vest Emerging Markets Buffer ETF - December ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BRIF	NEOS ETF Trust FIS Bright Portfolios Focused Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FEGE	The RBB Fund Trust First Eagle Global Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FEOE	The RBB Fund Trust First Eagle Overseas Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HIT	Health In Tech Inc CL A COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
OUSTW	Ouster Inc WT EXP 092925	Warrant	PEARL Equities Exchange	Equity
OUSTZ	Ouster Inc WT EXP 031126	Warrant	PEARL Equities Exchange	Equity
TDACU	Translational Development Acquisition Corp UNIT (1CLA 1/2 WT)	Unit	PEARL Equities Exchange	Equity
EFFE	Harbor ETF Trust Harbor Osmosis Emerging Markets Resource Efficient ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FACT	FACT II Acquisition Corp CL A COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
FACTW	FACT II Acquisition Corp WT EXP 112631	Warrant	PEARL Equities Exchange	Equity
JHCP	John Hancock Exchange-Traded Fund Trust John Hancock Core Plus Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JHCR	John Hancock Exchange-Traded Fund Trust John Hancock Core Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JXG	JX Luxventure Group Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
LSVD	The Advisors Inner Circle Fund LSV Disciplined Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NBGX	Neuberger Berman ETF Trust Neuberger Berman Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NBTR	Neuberger Berman ETF Trust Neuberger Berman Total Return Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PDPA	Pearl Diver Credit Company Inc. 8.00% Series A Preferred Stock Due 2029	StructuredProduct	PEARL Equities Exchange	Equity
QTPI	Exchange Place Advisors Trust North Square RCIM Tax-Advantaged Preferred and Income Securities ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RANGU	Range Capital Acquisition Corp UNIT(1ORD 1RT)	Unit	PEARL Equities Exchange	Equity
TAVI	Tavia Acquisition Corp ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
TAVIR	Tavia Acquisition Corp. Right	Right	PEARL Equities Exchange	Equity
YAAS	Youxin Technology Ltd CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
BOXA	Alpha Architect Aggregate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ECCU	Eagle Point Credit Company Inc. 7.75% Notes due 2030	StructuredProduct	PEARL Equities Exchange	Equity
EUSM	Strategy Shares Eventide US Market ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FOWF	Pacer Solactive Whitney Future of Warfare ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GSRT	GSR III Acquisition Corp CL A COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
GSRTR	GSR III Acquisition Corp. Right	Right	PEARL Equities Exchange	Equity
LSE	Leishen Energy Holding Co Ltd ORD USD0.001	CommonStock	PEARL Equities Exchange	Equity
MILK	Pacer US Cash Cows Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NPKI	NPK International Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
RCD	Ready Capital Corporation 9.00% Senior Notes due 2029	StructuredProduct	PEARL Equities Exchange	Equity
ROPE	EA Series Trust Coastal Compass 100 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RSBA	Return Stacked Bonds & Merger Arbitrage ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TAX	Cambria Tax Aware ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TSYY	GraniteShares YieldBOOST TSLA ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ZAP	Global X U.S. Electrification ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DVQQ	WEBs Defined Volatility QQQ ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DVSP	WEBs Defined Volatility SPY ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EXOD	Exodus Movement, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
FEAT	YieldMax Dorsey Wright Featured 5 Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FIVY	YieldMax Dorsey Wright Hybrid 5 Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GAINI	Gladstone Investment Corporation 7.875 Notes due 2030 STRUCT PRODUCT	Unknown	PEARL Equities Exchange	Equity
GITS	Global Interactive Technologies Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
NCEW	New Century Logistics (BVI) Ltd ORD NPV	CommonStock	PEARL Equities Exchange	Equity
PHLT	Performant Healthcare Inc COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
YSXT	YSX Tech Co Ltd CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
ZBAI	ATIF Holdings Ltd COM	CommonStock	PEARL Equities Exchange	Equity
BEEX	Beehive ETF (The) ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LFDR	LifeX Durable Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AMOD	Alpha Modus Holdings Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
AMODW	Alpha Modus Holdings Inc WT EXP 121329	Warrant	PEARL Equities Exchange	Equity
ANNA	AleAnna Inc COM SHS CL A	CommonStock	PEARL Equities Exchange	Equity
ANNAW	AleAnna Inc WT EXP 121329	Warrant	PEARL Equities Exchange	Equity
BEAG	Bold Eagle Acquisition Corp CL A COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
BEAGR	Bold Eagle Acquisition Corp. Right	Right	PEARL Equities Exchange	Equity
CXRN	Listed Funds Trust Teucrium 2x Daily Corn ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NVDG	Leverage Shares 2X Long NVDA Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OACC	Oaktree Acquisition Corp III Life Sciences CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
OACCW	Oaktree Acquisition Corp III Life Sciences WT EXP 090131	Warrant	PEARL Equities Exchange	Equity
PVLA	Palvella Therapeutics Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
TSLG	Leverage Shares 2X Long TSLA Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WXET	Listed Funds Trust Teucrium 2x Daily Wheat ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
YHC	LQR House Inc COM	CommonStock	PEARL Equities Exchange	Equity
ABFL	Abacus FCF Leaders ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ABHY	Abacus Tactical High Yield ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ABLD	Abacus FCF Real Assets Leaders ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ABLG	Abacus FCF International Leaders ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ABOT	Abacus FCF Innovation Leaders ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ALDF	Aldel Financial II Inc COM	CommonStock	PEARL Equities Exchange	Equity
ALDFW	Aldel Financial II Inc WT EXP	Warrant	PEARL Equities Exchange	Equity
AQLT	iShares MSCI Global Quality Factor ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AVR	Anteris Technologies Global Corp COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
BGDV	ETF Series Solutions Bahl & Gaynor Dividend ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DRDBU	Roman DBDR Tech Acquisition Corp II UNITS	Unit	PEARL Equities Exchange	Equity
EFFI	Harbor ETF Trust Harbor Osmosis International Resource Efficient ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EMPB	EA Series Trust Efficient Market Portfolio Plus ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MLACU	Mountain Lake Acquisition Corp UNIT (1CLA 1/2 WT)	Unit	PEARL Equities Exchange	Equity
NTCL	NetClass Technology Inc CL A ORD USD0.00025	CommonStock	PEARL Equities Exchange	Equity
PRCS	Parnassus Income Funds Parnassus Core Select ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PRVS	Parnassus Income Funds Parnassus Value Select ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SCDV	ETF Series Solutions Bahl & Gaynor Small Cap Dividend ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SMCL	GraniteShares 2x Long SMCI Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BRKD	Direxion Daily BRKB Bear 1X Shares ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BRKU	Direxion Daily BRKB Bull 2X Shares ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
KLMN	Invesco Exchange-Traded Fund Trust II Invesco MSCI North America Climate ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LUCK	Lucky Strike Entertainment Corporation Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
NCLO	NuShares ETF Trust Nuveen AA-BBB CLO ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PLTD	Direxion Daily PLTR Bear 1X Shares ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PLTU	Direxion Daily PLTR Bull 2X Shares ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TLTI	NEOS Enhanced Income 20 Year Treasury Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TTAN	ServiceTitan Inc CL A COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
ATLN	Atlantic International Corp COM NEW	CommonStock	PEARL Equities Exchange	Equity
BUFI	AB International Buffer ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BUFM	AB Moderate Buffer ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CNCK	Coincheck Group NV ORD	CommonStock	PEARL Equities Exchange	Equity
CNCKW	Coincheck Group NV WT EXP 121029	Warrant	PEARL Equities Exchange	Equity
MARO	Tidal Trust II YieldMax MARA Option Income Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RFIX	Simplify Exchange Traded Funds Simplify Bond Bull ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ACGR	American Century ETF Trust American Century Large Cap Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ACLC	American Century ETF Trust American Century Large Cap Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MSLC	Morgan Stanley Pathway Funds Morgan Stanley Pathway Large Cap Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MSSM	Morgan Stanley Pathway Funds Morgan Stanley Pathway Small-Mid Cap Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AFIX	Allspring Exchange-Traded Funds Trust Allspring Broad Market Core Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AINP	Allspring Exchange-Traded Funds Trust Allspring Income Plus ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
APLU	Allspring Exchange-Traded Funds Trust Allspring Core Plus ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DYNX	Dynamix Corp ORD	CommonStock	PEARL Equities Exchange	Equity
DYNXW	Dynamix Corp WRRTS	Warrant	PEARL Equities Exchange	Equity
MSPR	MSP Recovery Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
MSPRW	MSP Recovery Inc WT EXP 05/20/2027	Warrant	PEARL Equities Exchange	Equity
MSPRZ	MSP Recovery Inc WT EXP 021426	Warrant	PEARL Equities Exchange	Equity
NEHC	New Era Helium Inc COM	CommonStock	PEARL Equities Exchange	Equity
NEHCW	New Era Helium Inc WT EXP 120629	Warrant	PEARL Equities Exchange	Equity
PCGpX	PG&E Corporation 6.000% Series A Mandatory Convertible Preferred Stock	StructuredProduct	PEARL Equities Exchange	Equity
CORX	2x Corn ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CRBD	Corebridge Financial, Inc. 6.375% Junior Subordinated Notes due 2064	StructuredProduct	PEARL Equities Exchange	Equity
GROZ	Zacks Focus Growth ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MFSB	MFS Active Exchange Traded Funds Trust MFS Active Core Plus Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MFSG	MFS Active Exchange Traded Funds Trust MFS Active Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MFSI	MFS Active Exchange Traded Funds Trust MFS Active International ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MFSM	MFS Active Exchange Traded Funds Trust MFS Active Intermediate Muni Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MFSV	MFS Active Exchange Traded Funds Trust MFS Active Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NAMI	Jinxin Technology Holding Co ADR	AdrCommon	PEARL Equities Exchange	Equity
TNMG	TNL Mediagene CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
WHTX	2x Wheat ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
CEPI	REX Crypto Equity Premium Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CORO	iShares International Country Rotation Active ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GFLW	VictoryShares Free Cash Flow Growth ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LNKS	Linkers Industries Ltd CL A ORD USD0.00001	CommonStock	PEARL Equities Exchange	Equity
LODI	ETF Series Solutions AAM SLC Low Duration Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OPPpC	RiverNorth/DoubleLine Strategic Opportunity Fund, Inc. 6.00% Series C Term Preferred Stock (Liquidation Preference $10.00 per share)	PreferredStock	PEARL Equities Exchange	Equity
QBIG	Invesco Top QQQ ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QQLV	Invesco QQQ Low Volatility ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VOLT	Tema Electrification ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ZSPC	zSpace Inc COM USD0.00001	CommonStock	PEARL Equities Exchange	Equity
AIS	Tidal Trust III VistaShares Artificial Intelligence Supercycle ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CPLB	New York Life Investments Active ETF Trust NYLI MacKay Core Plus Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DMX	DoubleLine ETF Trust DoubleLine Multi-Sector Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FSGS	First Trust SMID Growth Strength ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NVOX	Tidal Trust II Defiance Daily Target 2X Long NVO ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OAKM	Harris Oakmark ETF Trust Oakmark US Large Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PCLO	Virtus ETF Trust II Virtus Seix AAA Private Credit CLO ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PCMM	BondBloxx Private Credit CLO ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SOXY	Tidal Trust II YieldMax Target 12 Semiconductor Option Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TAVIU	Tavia Acquisition Corp UNIT(1ORD 1RT)	Unit	PEARL Equities Exchange	Equity
YGLD	Simplify Exchange Traded Funds Simplify Gold Strategy PLUS Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AHLpF	Aspen Insurance Holdings Limited Depositary Shares, each representing a 1/1,000th Interest in a 7.00% Perpetual Non-Cumulative Preference Share	PreferredStock	PEARL Equities Exchange	Equity
CPNQ	Calamos ETF Trust Calamos Nasdaq-100 Structured Alt Protection ETF - December	ExchangeTradedFund	PEARL Equities Exchange	Equity
CPSD	Calamos ETF Trust Calamos S&P 500 Structured Alt Protection ETF - December	ExchangeTradedFund	PEARL Equities Exchange	Equity
DECU	AllianzIM US Equity Buffer15 Uncapped Dec ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JUNS	Jupiter Neurosciences Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
KDEC	Innovator US Small Cap Power Buffer ETF - December ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
METCZ	Ramaco Resources Inc 8.375 Senior Notes due 2029 ETN	Unknown	PEARL Equities Exchange	Equity
NDEC	Innovator Growth-100 Power Buffer ETF - December ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RPT	Rithm Property Trust Inc. Common stock	CommonStock	PEARL Equities Exchange	Equity
UOKA	MDJM Ltd COM USD0.025	CommonStock	PEARL Equities Exchange	Equity
ZDEK	Innovator Equity Defined Protection ETF - 1 Yr December ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BACQ	Bleichroeder Acquisition Corp I CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
BACQR	Bleichroeder Acquisition Corp. I Right	Right	PEARL Equities Exchange	Equity
CCIR	Cohen Circle Acquisition Corp I CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
CCIRW	Cohen Circle Acquisition Corp I WT EXP 013129	Warrant	PEARL Equities Exchange	Equity
RDAC	Rising Dragon Acquisition Corp ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
RDACR	Rising Dragon Acquisition Corp. Rights	Right	PEARL Equities Exchange	Equity
LPBB	Launch Two Acquisition Corp CL A COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
LPBBW	Launch Two Acquisition Corp. Warrant	Warrant	PEARL Equities Exchange	Equity
MTVA	MetaVia Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
BRIA	BrilliA Inc Class A Ordinary Shares, US$0.00005 par value per share	CommonStock	PEARL Equities Exchange	Equity
GRO	Brazil Potash Corp. Common Shares	CommonStock	PEARL Equities Exchange	Equity
PONY	Pony AI Inc ADR	AdrCommon	PEARL Equities Exchange	Equity
RADX	Radiopharm Theranostics Limited ADR	AdrCommon	PEARL Equities Exchange	Equity
VENU	Venu Holding Corporation Common Stock, par value $0.001 per share	CommonStock	PEARL Equities Exchange	Equity
CGTL	Creative Global Technology Holdings Ltd CL A ORD USD0.001	CommonStock	PEARL Equities Exchange	Equity
CHAR	Charlton Aria Acquisition Corp ORD	CommonStock	PEARL Equities Exchange	Equity
CHARR	Charlton Aria Acquisition Corporation Rights	Right	PEARL Equities Exchange	Equity
ENFY	Enlightify Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
FACTU	FACT II Acquisition Corp UNIT	Unit	PEARL Equities Exchange	Equity
WYHG	Wing Yip Food Holdings Group Limited ADR	AdrCommon	PEARL Equities Exchange	Equity
MBINL	Merchants Bancorp 7.625 PFD SE E	Unknown	PEARL Equities Exchange	Equity
BIGY	Tidal Trust II YieldMax Target 12 Big 50 Option Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CASK	Heritage Distilling Holding Co Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
ELPW	Elong Power Holding Ltd CL A ORD USD0.00001	CommonStock	PEARL Equities Exchange	Equity
FAI	First Trust Exchange-Traded Fund II First Trust Bloomberg Artificial Intelligence ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FEAC	Fidelity Covington Trust Fidelity Enhanced U.S. All-Cap Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FEMR	Fidelity Covington Trust Fidelity Enhanced Emerging Markets ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FFDI	Fidelity Fundamental Developed International ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FFEM	Fidelity Fundamental Emerging Markets ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FFGX	Fidelity Fundamental Global ex-U.S. ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MSW	Ming Shing Group Holdings Ltd ORD USD0.0005	CommonStock	PEARL Equities Exchange	Equity
UPSD	Aptus Large Cap Upside ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VCRM	Vanguard Core Tax-Exempt Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VSDM	Vanguard Short Duration Tax-Exempt Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ZVOL	Volatility Premium Plus ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DYNXU	Dynamix Corp UNIT (1CLA 1/2 WT)	Unit	PEARL Equities Exchange	Equity
NOEMU	CO2 Energy Transition Corp UNIT (1COM 1WT)	Unit	PEARL Equities Exchange	Equity
FIRI	Tidal Trust III FIRE Funds Income Target ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FIRS	Tidal Trust III FIRE Funds Wealth Builder ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RMSG	Real Messenger Corp CL A COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
RMSGW	Real Messenger Corp WT EXP 11/14/2029	Warrant	PEARL Equities Exchange	Equity
SMBS	Schwab Strategic Trust Schwab Mortgage-Backed Securities ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SUNE	SUNation Energy Inc COM	CommonStock	PEARL Equities Exchange	Equity
USAF	Atlas America Fund ETF	Unknown	PEARL Equities Exchange	Equity
ACLO	TCW ETF Trust TCW AAA CLO ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BAFE	Brown Advisory Flexible Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BIDD	BlackRock ETF Trust iShares International Dividend Active ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FHDG	FT Vest U.S. Equity Quarterly Dynamic Buffer ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HYBX	TCW ETF Trust TCW High Yield Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IGCB	TCW ETF Trust TCW Corporate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MUSE	TCW ETF Trust TCW Multisector Credit Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NOVM	FT Vest U.S. Equity Max Buffer ETF - November ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QMNV	FT Vest Nasdaq-100 Moderate Buffer ETF - November ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	**Security Name**	**Security Class**	**Listed Exchange**	**Instrument Type**
SLNZ	TCW ETF Trust TCW Senior Loan ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DEXC	Dimensional ETF Trust Dimensional Emerging Markets ex China Core Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HSPTU	Horizon Space Acquisition II Corp UNIT (1 ORD 1 RT)	Unit	PEARL Equities Exchange	Equity
ITDJ	iShares Trust iShares LifePath Target Date 2070 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JIII	Janus Detroit Street Trust Janus Henderson Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MDCX	Medicus Pharma Ltd COM	CommonStock	PEARL Equities Exchange	Equity
MDCXW	Medicus Pharma Ltd WT	Warrant	PEARL Equities Exchange	Equity
TSSI	TSS Inc COM	CommonStock	PEARL Equities Exchange	Equity
ABP	Abpro Holdings Inc SR A COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
ABPWW	Abpro Holdings Inc WT EXP 111229	Warrant	PEARL Equities Exchange	Equity
CRWL	GraniteShares 2x Long CRWD Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MULL	GraniteShares 2x Long MU Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SNRE	Sunrise Communications AG ADR	AdrCommon	PEARL Equities Exchange	Equity
TLX	Telix Pharmaceuticals Limited SPONSORED ADR	AdrCommon	PEARL Equities Exchange	Equity
TSMU	GraniteShares 2x Long TSM Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ACOG	Alpha Cognition Inc COM	CommonStock	PEARL Equities Exchange	Equity
BHST	BioHarvest Sciences Inc COM	CommonStock	PEARL Equities Exchange	Equity
FMCE	Northern Lights Fund Trust IV FM Compounders Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PAMT	PAMT Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
LDRC	iShares Trust iShares iBonds 1-5 Year Corporate Ladder ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LDRH	iShares Trust iShares iBonds 1-5 Year High Yield and Income Ladder ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LDRI	iShares Trust iShares iBonds 1-5 Year TIPS Ladder ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LDRT	iShares Trust iShares iBonds 1-5 Year Treasury Ladder ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MKZR	Mackenzie Realty Capital Inc COM	CommonStock	PEARL Equities Exchange	Equity
PEPS	Parametric Equity Plus ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PRMB	Primo Brands Corporation Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
ASPCU	A SPAC III Acquisition Corp UNIT	Unit	PEARL Equities Exchange	Equity
GRNY	Tidal Trust III FundStrat Granny Shots US Large Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPMA	Sound Point Meridian Capital, Inc. 8.00% Series A Preferred Shares Due 2029	StructuredProduct	PEARL Equities Exchange	Equity
WLACU	Willow Lane Acquisition Corp UNIT	Unit	PEARL Equities Exchange	Equity
YHNA	YHN Acquisition I Ltd ORD NPV	CommonStock	PEARL Equities Exchange	Equity
YHNAR	YHN Acquisition I Limited Right	Right	PEARL Equities Exchange	Equity
ADUR	Aduro Clean Technologies Inc COM	CommonStock	PEARL Equities Exchange	Equity
DEVS	DevvStream Corp COM NPV	CommonStock	PEARL Equities Exchange	Equity
GSRTU	GSR III Acquisition Corp UNIT (1CLA 3/4 WT)	Unit	PEARL Equities Exchange	Equity
PIEQ	Principal International Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BApA	The Boeing Company Depositary Shares, each representing a 1/20th interest in a share of 6.00% Series A Mandatory Convertible Preferred Stock, par value $1.00	StructuredProduct	PEARL Equities Exchange	Equity
BKDV	BNY Mellon ETF Trust II BNY Mellon Dynamic Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EMCS	DBX ETF Trust Xtrackers MSCI Emerging Markets Climate Selection ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MAGN	Magnera Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
CLSKW	CleanSpark Inc WT EXP 122928	Warrant	PEARL Equities Exchange	Equity
CPSN	Calamos ETF Trust Calamos S&P 500 Structured Alt Protection ETF - November	ExchangeTradedFund	PEARL Equities Exchange	Equity
FPAS	FPA Short Duration Government ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
FVN	Future Vision II Acquisition Corp ORD USD$0.0001	CommonStock	PEARL Equities Exchange	Equity
FVNNR	Future Vision II Acquisition Corporation Right	Right	PEARL Equities Exchange	Equity
KNOV	Innovator U.S. Small Cap Power Buffer ETF - November ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NEEpT	NextEra Energy, Inc. 7.234% Corporate Units	StructuredProduct	PEARL Equities Exchange	Equity
NNOV	Innovator Growth-100 Power Buffer ETF - November ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NVBU	AllianzIM U.S. Equity Buffer15 Uncapped Nov ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ZNOV	Innovator Equity Defined Protection ETF - 1 Yr November ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BACQU	Bleichroeder Acquisition Corp I UNIT (1CLA 1/4 WT)	Unit	PEARL Equities Exchange	Equity
ECG	Everus Construction Group, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
LFSC	F/m Emerald Life Sciences Innovation ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NBET	Neuberger Berman ETF Trust Neuberger Berman Energy Transition & Infrastructure ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NTWOU	Newbury Street II Acquisition Corp UNIT (1CLA 1/2WT)	Unit	PEARL Equities Exchange	Equity
XPAY	Roundhill ETF Trust Roundhill S&P 500 Target 20 Managed Distribution ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IMG	CIMG Inc COM	CommonStock	PEARL Equities Exchange	Equity
GMOI	The 2023 ETF Series Trust II GMO International Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GMOV	The 2023 ETF Series Trust II GMO US Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QLTI	The 2023 ETF Series Trust II GMO International Quality ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TLTP	Amplify Bloomberg U.S. Treasury 12 Premium Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GELS	Gelteq Ltd ORD NPV	CommonStock	PEARL Equities Exchange	Equity
PLRZ	Polyrizon Ltd ORD NPV	CommonStock	PEARL Equities Exchange	Equity
RGEF	Tidal Trust III Rockefeller Global Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TZUP	Thumzup Media Corp COM USD$0.001	CommonStock	PEARL Equities Exchange	Equity
FLG	Flagstar Financial, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
FLGpA	Flagstar Financial, Inc. Depositary shares, each representing a 1/40th interest in a share of Fixed-to-Floating Rate Series A Noncumulative Perpetual Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
FLGpU	Flagstar Financial, Inc. Bifurcated Option Note Unit SecuritiES	StructuredProduct	PEARL Equities Exchange	Equity
GRCE	Grace Therapeutics Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
POLE	Andretti Acquisition Corp II CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
POLEW	Andretti Acquisition Corp II WT EXP 060131	Warrant	PEARL Equities Exchange	Equity
VCIC	Vine Hill Capital Investment Corp CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
VCICW	Vine Hill Capital Investment Corp WT EXP 070131	Warrant	PEARL Equities Exchange	Equity
HFSP	TradersAI Large Cap Equity & Cash ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QNXT	iShares Nasdaq-100 ex Top 30 ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QTOP	iShares Nasdaq Top 30 Stocks ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SEPN	Septerna Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
TOPT	iShares Trust iShares Top 20 U.S. Stocks ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TTEQ	T. Rowe Price Technology ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WRD	WeRide Inc ADR	AdrCommon	PEARL Equities Exchange	Equity
BEAGU	Bold Eagle Acquisition Corp UNIT (1CLA 1 RT)	Unit	PEARL Equities Exchange	Equity
CAPN	Cayson Acquisition Corp ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
CAPNR	Cayson Acquisition Corp Right	Right	PEARL Equities Exchange	Equity
CHARU	Charlton Aria Acquisition Corp UNIT (1CLA 1RT)	Unit	PEARL Equities Exchange	Equity
ETQ	T-Rex 2X Inverse Ether Daily Target ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ETU	T-Rex 2X Long Ether Daily Target ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IRD	Opus Genetics Inc COM	CommonStock	PEARL Equities Exchange	Equity
OACCU	Oaktree Acquisition Corp III Life Sciences UNIT (1CLA 1/5 WT)	Unit	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
SMAP	Amplify ETF Trust Amplify Small-Mid Cap Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AIFU	AIFU Inc CL A ORD USD0.4	CommonStock	PEARL Equities Exchange	Equity
BAI	BlackRock ETF Trust iShares A.I. Innovation and Tech Active ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BSGM	BioSig Technologies Inc COM	CommonStock	PEARL Equities Exchange	Equity
EUAD	Select STOXX Europe Aerospace & Defense ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FBLA	FB Bancorp Inc COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
FGL	Founder Group Ltd ORD NPV	CommonStock	PEARL Equities Exchange	Equity
INGM	Ingram Micro Holding Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
LBGJ	Li Bang International Corporation Inc ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
ROLR	High Roller Technologies, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
SNYR	Synergy CHC Corp COM	CommonStock	PEARL Equities Exchange	Equity
TEK	BlackRock ETF Trust iShares Technology Opportunities Active ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XMAG	Defiance Large Cap ex-Mag 7 ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ALDFU	Aldel Financial II Inc UNIT (1CLA 1/2 WT)	Unit	PEARL Equities Exchange	Equity
DHDG	FT Vest U.S. Equity Quarterly 2.5 to 15 Buffer ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ESN	Essential 40 Stock ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HUHU	HUHUTECH International Group Inc ORD USD0.0000025	CommonStock	PEARL Equities Exchange	Equity
NESR	National Energy Services Reunited Corp ORD NPV	CommonStock	PEARL Equities Exchange	Equity
NESRW	National Energy Services Reunited Corp WT EXP 06-06-26	Warrant	PEARL Equities Exchange	Equity
OCTM	FT Vest U.S. Equity Max Buffer ETF - October ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QCOC	FT Vest Nasdaq-100 Conservative Buffer ETF - October ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
UXOC	FT Vest U.S. Equity Uncapped Accelerator ETF - October ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AIVC	Amplify ETF Trust Amplify Bloomberg AI Value Chain ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WAI	Top KingWin Ltd CL A ORD USD0.0025	CommonStock	PEARL Equities Exchange	Equity
EIIA	Eagle Point Institutional Income Fund 8.125% Series A Term Preferred Shares Due 2029	PreferredStock	PEARL Equities Exchange	Equity
HURA	TuHURA Biosciences Inc COM	CommonStock	PEARL Equities Exchange	Equity
NDAA	Ned Davis Research 360 Dynamic Allocation ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BTCI	NEOS Bitcoin High Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BTGD	STKd 100 Bitcoin & 100 Gold ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KMID	Virtus ETF Trust II Virtus KAR Mid-Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ORIS	Oriental Rise Holdings Ltd ORD USD0.0008	CommonStock	PEARL Equities Exchange	Equity
SPHL	Springview Holdings Ltd CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
ARESpB	Ares Management Corporation 6.75% Series B Mandatory Convertible Preferred Stock	StructuredProduct	PEARL Equities Exchange	Equity
ILLR	Triller Group Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
ILLRW	Triller Group Inc WT EXP 031527	Warrant	PEARL Equities Exchange	Equity
PTLE	PTL Ltd ORD NPV	CommonStock	PEARL Equities Exchange	Equity
PENG	Penguin Solutions Inc Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
SFHG	Samfine Creation Holdings Group Ltd CLA ORD USD0.0000625	CommonStock	PEARL Equities Exchange	Equity
NATO	Themes Transatlantic Defense ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RSMC	Tidal Trust III Rockefeller U.S. Small-Mid Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AVL	Direxion Daily AVGO Bull 2X Shares ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AVS	Direxion Daily AVGO Bear 1X Shares ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CAMP	CAMP4 Therapeutics Corp COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
CBLL	CeriBell Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
CCIRU	Cohen Circle Acquisition Corp I UNIT (1CLA 1/3WT)	Unit	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
MUD	Direxion Daily MU Bear 1X Shares ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MUU	Direxion Daily MU Bull 2X Shares ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RDACU	Rising Dragon Acquisition Corp UNIT(1ORD 1RT)	Unit	PEARL Equities Exchange	Equity
SEEM	SEI Select Emerging Markets Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SEIE	SEI Select International Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SEIS	SEI Select Small Cap ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
STFS	Star Fashion Culture Holdings Ltd CL A ORD USD0.00001	CommonStock	PEARL Equities Exchange	Equity
UPB	Upstream Bio Inc COM USD$0.001	CommonStock	PEARL Equities Exchange	Equity
BUYO	KraneShares Trust KraneShares Man Buyout Beta Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CALI	iShares Short-Term California Muni Active ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HOND	HCM II Acquisition Corp CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
HONDW	HCM II Acquisition Corp WT EXP 2/08/29	Warrant	PEARL Equities Exchange	Equity
PLTY	Tidal Trust II YieldMax PLTR Option Income Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SKYQ	Sky Quarry Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
THRO	BlackRock ETF Trust iShares U.S. Thematic Rotation Active ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TRSY	Xtrackers US 0-1 Year Treasury ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CICB	CION Investment Corporation 7.50% Notes due 2029	StructuredProduct	PEARL Equities Exchange	Equity
CLIK	Click Holdings Ltd ORD	CommonStock	PEARL Equities Exchange	Equity
DWTX	Dogwood Therapeutics Inc COM.USD.0001	CommonStock	PEARL Equities Exchange	Equity
JCTC	Jewett-Cameron Trading Co Ltd COM NPV	CommonStock	PEARL Equities Exchange	Equity
WCME	First Trust Exchange-Traded Fund First Trust WCM Developing World Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WCMI	First Trust Exchange-Traded Fund First Trust WCM International Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AZNH	Precidian ETFs Trust AstraZeneca PLC ADRhedged	ExchangeTradedFund	PEARL Equities Exchange	Equity
HSBH	Precidian ETFs Trust HSBC Holdings Plc ADRhedged	ExchangeTradedFund	PEARL Equities Exchange	Equity
KLC	KinderCare Learning Companies, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
LPBBU	Launch Two Acquisition Corp UNIT (1CLA 1/2 WT)	Unit	PEARL Equities Exchange	Equity
SHEH	Precidian ETFs Trust Shell plc ADRhedged	ExchangeTradedFund	PEARL Equities Exchange	Equity
SKK	SKK Holdings Ltd ORD USD0.00025	CommonStock	PEARL Equities Exchange	Equity
SOBO	South Bow Corporation Common Shares	CommonStock	PEARL Equities Exchange	Equity
BSII	Black Spade Acquisition II Co CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
BSIIW	Black Spade Acquisition II Co WT EXP 021529	Warrant	PEARL Equities Exchange	Equity
OKUR	OnKure Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
SBXD	SilverBox Corp IV Class A Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
SBXD.WS	SilverBox Corp IV Redeemable warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	Warrant	PEARL Equities Exchange	Equity
EDGF	The Advisors Inner Circle Fund II 3EDGE Dynamic Fixed Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EDGH	The Advisors Inner Circle Fund II 3Edge Dynamic Hard Assets ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EDGI	The Advisors Inner Circle Fund II 3Edge Dynamic International Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EDGU	The Advisors Inner Circle Fund II 3Edge Dynamic US Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLX	BingEx Ltd ADS	AdrCommon	PEARL Equities Exchange	Equity
FTCE	First Trust Exchange-Traded Fund VI First Trust New Constructs Core Earnings Leaders ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NFXL	Direxion Daily NFLX Bull 2X Shares ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NFXS	Direxion Daily NFLX Bear 1X Shares ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TSMX	Direxion Daily TSM Bull 2X Shares ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
TSMZ	Direxion Daily TSM Bear 1X Shares ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CBNA	Chain Bridge Bancorp, Inc. Class A common stock, par value $0.01 per share	CommonStock	PEARL Equities Exchange	Equity
CLYM	Climb Bio Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
DRAG	Roundhill China Dragons ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
INV	Innventure Inc ORD CL A	CommonStock	PEARL Equities Exchange	Equity
OCCIM	OFS Credit Co Inc PFD F 7.875	PreferredStock	PEARL Equities Exchange	Equity
AOCT	Innovator Equity Defined Protection ETF - 2 Yr to October 2026 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
APOC	Innovator Equity Defined Protection ETF - 6mo Apr/Oct ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BDMD	Baird Medical Investment Holdings Ltd ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
BDMDW	Baird Medical Investment Holdings Ltd WT EXP 10/01/2029	Warrant	PEARL Equities Exchange	Equity
CNAV	Mohr Company Nav ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CPRO	Calamos ETF Trust Calamos Russell 2000 Structured Alt Protection ETF - October	ExchangeTradedFund	PEARL Equities Exchange	Equity
CPSO	Calamos ETF Trust Calamos S&P 500 Structured Alt Protection ETF - October	ExchangeTradedFund	PEARL Equities Exchange	Equity
ELCV	Strategy Shares Eventide High Dividend ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EXE	Expand Energy Corporation COM	CommonStock	PEARL Equities Exchange	Equity
EXEEL	Expand Energy Corporation WT CL C EX	Warrant	PEARL Equities Exchange	Equity
EXEEW	Expand Energy Corporation WT CL A EX	Warrant	PEARL Equities Exchange	Equity
EXEEZ	Expand Energy Corporation WT CL B EX	Warrant	PEARL Equities Exchange	Equity
GQQQ	Astoria US Quality Growth Kings ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LIEN	Chicago Atlantic BDC Inc COM	CommonStock	PEARL Equities Exchange	Equity
OCTU	AllianzIM U.S. Equity Buffer15 Uncapped Oct ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QQQP	Tradr 2X Long Innovation 100 Quarterly ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SMAX	iShares Large Cap Max Buffer Sep ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPYQ	Tradr 2X Long SPY Quarterly ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WCT	Wellchange Holdings Company Ltd ORD USD0.00005	CommonStock	PEARL Equities Exchange	Equity
ZOCT	Innovator Equity Defined Protection ETF - 1 Yr October ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CURB	Curbline Properties Corp. Common Stock	CommonStock	PEARL Equities Exchange	Equity
FVR	FrontView REIT, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
HTLM	HomesToLife Ltd ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
HYBI	NEOS Enhanced Income Credit Select ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NIXX	Nixxy Inc COM	CommonStock	PEARL Equities Exchange	Equity
NIXXW	Nixxy Inc WT EXP 060126	Warrant	PEARL Equities Exchange	Equity
SARO	StandardAero, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
TBLU	Managed Portfolio Series Tortoise Global Water ESG Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
ZENA	ZenaTech Inc COM USD0.05	CommonStock	PEARL Equities Exchange	Equity
AMTM	Amentum Holdings, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
HTCO	High-Trend International Group ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
OMCC	Old Market Capital Corp COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
VACH	Voyager Acquisition Corp CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
VACHW	Voyager Acquisition Corp WT EXP 5/16/31	Warrant	PEARL Equities Exchange	Equity
ZJK	ZJK Industrial Co Ltd ORD USD0.00001666	CommonStock	PEARL Equities Exchange	Equity
EQV	EQV Ventures Acquisition Corp. Class A Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
EQV.WS	EQV Ventures Acquisition Corp. Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	Warrant	PEARL Equities Exchange	Equity
FOXX	Foxx Development Holdings Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
FOXXW	Foxx Development Holdings Inc WT EXP 020129	Warrant	PEARL Equities Exchange	Equity
JDIV	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Dividend Leaders ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NFLU	T-Rex 2X Long NFLX Daily Target ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BIOA	BioAge Labs Inc COM USD0.00001	CommonStock	PEARL Equities Exchange	Equity
BUFY	FT Vest Laddered International Moderate Buffer ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CLOB	VanEck ETF Trust VanEck AA-BB CLO ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GECCH	Great Elm Capital Corp 8.125 Notes Due 2029 STRUCT PRODUCT	Unknown	PEARL Equities Exchange	Equity
IBG	Innovation Beverage Group Ltd ORD NPV	CommonStock	PEARL Equities Exchange	Equity
LGCY	Legacy Education Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MMKT	Texas Capital Funds Trust Texas Capital Government Money Market ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SOFR	Amplify ETF Trust Amplify Samsung SOFR ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SWP	SWP Growth & Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WDTE	Tidal Trust II Defiance S&P 500 Enhanced Options & 0DTE Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BKV	BKV Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
GRDN	Guardian Pharmacy Services, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
MYCF	SPDR SSGA My2026 Corporate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MYCG	SPDR SSGA My2027 Corporate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MYCH	SPDR SSGA My2028 Corporate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MYCI	SPDR SSGA My2029 Corporate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MYCJ	SPDR SSGA My2030 Corporate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MYCK	SPDR SSGA My2031 Corporate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MYCL	SPDR SSGA My2032 Corporate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MYCM	SPDR SSGA My2033 Corporate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MYCN	SPDR SSGA My2034 Corporate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MYMF	SPDR SSGA My2026 Municipal Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MYMG	SPDR SSGA My2027 Municipal Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MYMH	SPDR SSGA My2028 Municipal Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MYMI	SPDR SSGA My2029 Municipal Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MYMJ	SPDR SSGA My2030 Municipal Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PC	Premium Catering (Holdings) Ltd ORD USD0.0000005	CommonStock	PEARL Equities Exchange	Equity
QSIX	Pacer Metaurus Nasdaq 100 Dividend Multiplier 600 ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
THIR	THOR Financial Technologies Trust THOR Index Rotation ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
COPA	Themes Copper Miners ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LIMI	Themes Lithium & Battery Metal Miners ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PMBS	PIMCO Mortgage-Backed Securities Active Exchange-Traded Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RSSE	First Trust Exchange-Traded Fund VIII FT Vest U.S. Equity Equal Weight Buffer ETF September	ExchangeTradedFund	PEARL Equities Exchange	Equity
SEPM	FT Vest U.S. Equity Max Buffer ETF - September ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TSEP	FT Vest Emerging Market Buffer ETF - September ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
URAN	Themes Uranium & Nuclear ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MBAV	M3-Brigade Acquisition V Corp CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
MBAVW	M3-Brigade Acquisition V Corp WT EXP 02/07/2029	Warrant	PEARL Equities Exchange	Equity
SCNX	Scienture Holdings Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
CAPNU	Cayson Acquisition Corp UNIT(1ORD 1RT)	Unit	PEARL Equities Exchange	Equity
GLE	Global Engine Group Holding Ltd CL A ORD US0.0000625	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
HPEpC	Hewlett Packard Enterprise Company 7.625% Series C Mandatory Convertible Preferred Stock	StructuredProduct	PEARL Equities Exchange	Equity
JMID	Janus Henderson Mid Cap Growth Alpha ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LIVR	Intelligent Livermore ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MSTU	T-REX 2X Long MSTR Daily Target ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MSTZ	T-REX 2X Inverse MSTR Daily Target ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EONR	EON Resources Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
EONR.WS	EON Resources Inc. Warrants, each whole warrant exercisable for three quarters of one share of Class A Common Stock at an exercise price of $11.50 per whole share	Warrant	PEARL Equities Exchange	Equity
GMMA	Tidal Trust III GammaRoad Market Navigation ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PATN	Pacer Nasdaq International Patent Leaders ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RFLR	Innovator ETFs Trust Innovator U.S. Small Cap Managed Floor ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SBC	SBC Medical Group Holdings Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
SBCWW	SBC Medical Group Holdings Inc WT EXP	Warrant	PEARL Equities Exchange	Equity
YHNAU	YHN Acquisition I Ltd UNIT(1 ORD 1RT)	Unit	PEARL Equities Exchange	Equity
GLBL	Pacer MSCI World Industry Advantage ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KLTO	Klotho Neurosciences Inc COM	CommonStock	PEARL Equities Exchange	Equity
KLTOW	Klotho Neurosciences Inc WT EXP 06/21/2029	Warrant	PEARL Equities Exchange	Equity
LFBB	LifeX 2063 Longevity Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LIAX	LifeX 2063 Inflation-Protected Longevity Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NEWTH	NewtekOne Inc 8.625 Fixed Rate Senior Notes due 2029 ETN	Unknown	PEARL Equities Exchange	Equity
VEEA	Veea Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
VEEAW	Veea Inc WRRT	Warrant	PEARL Equities Exchange	Equity
AAM	AA Mission Acquisition Corp. Class A Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
AAM.WS	AA Mission Acquisition Corp. Warrants, each whole warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share	Warrant	PEARL Equities Exchange	Equity
DTSQ	DT Cloud Star Acquisition Corp ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
DTSQR	DT Cloud Star Acquisition Corporation Right	Right	PEARL Equities Exchange	Equity
DXIV	Dimensional ETF Trust Dimensional International Vector Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DXUV	Dimensional ETF Trust Dimensional US Vector Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HCWC	Healthy Choice Wellness Corp. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
IBO	Impact BioMedical, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
KAPA	Kairos Pharma, Ltd. Common Stock, par value $0.001 per share	CommonStock	PEARL Equities Exchange	Equity
NBJP	Neuberger Berman ETF Trust Neuberger Berman Japan Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PSQA	Palmer Square Funds Trust Palmer Square CLO Senior Debt ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PSQO	Palmer Square Funds Trust Palmer Square Credit Opportunities ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SMCY	Tidal Trust II YieldMax SMCI Option Income Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BCAX	Bicara Therapeutics Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
HWAY	Themes US Infrastructure ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MBX	MBX Biosciences Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
ZBIO	Zenas BioPharma Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
BSMY	Invesco BulletShares 2034 Corporate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CAFX	Professionally Managed Portfolios Congress Intermediate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DTAN	EA Series Trust Sparkline International Intangible Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
EURK	Eureka Acquisition Corp ORD	CommonStock	PEARL Equities Exchange	Equity
EURKR	Eureka Acquisition Corp Right	Right	PEARL Equities Exchange	Equity
FVNNU	Future Vision II Acquisition Corp UNIT (1ORD 1RT)	Unit	PEARL Equities Exchange	Equity
GLXG	Galaxy Payroll Group Ltd CL A ORD USD0.000625	CommonStock	PEARL Equities Exchange	Equity
NIXT	Research Affiliates Deletions ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NMB	Simplify Exchange Traded Funds Simplify National Muni Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PCEM	Litman Gregory Funds Trust Polen Capital Emerging Markets ex China Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RDTE	Roundhill Russell 2000 0DTE Covered Call Strategy ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SEI	Solaris Energy Infrastructure, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
SJCP	SanJac Alpha Core Plus Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SJLD	SanJac Alpha Low Duration ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DECO	SPDR Galaxy Digital Asset Ecosystem ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GIG	GigCapital7 Corp ORD	CommonStock	PEARL Equities Exchange	Equity
GIGGW	GigCapital7 Corp WT EXP	Warrant	PEARL Equities Exchange	Equity
HECO	SPDR Galaxy Hedged Digital Asset Ecosystem ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LLDR	Global X Funds Global X Long-Term Treasury Ladder ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MLDR	Global X Funds Global X Intermediate-Term Treasury Ladder ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SAIH	SAIHEAT Ltd ORD CL A SHS	CommonStock	PEARL Equities Exchange	Equity
SAIHW	SAIHEAT Ltd WT EXP 042927	Warrant	PEARL Equities Exchange	Equity
SLDR	Global X Funds Global X Short-Term Treasury Ladder ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TEKX	SPDR Galaxy Transformative Tech Accelerators ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CPSL	Calamos Laddered S&P 500 Structured Alt Protection ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GPUS	Hyperscale Data, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
GPUSpD	Hyperscale Data, Inc. 13.00% Series D Cumulative Redeemable Perpetual Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
TDTH	Trident Digital Tech Holdings Ltd ADS	AdrCommon	PEARL Equities Exchange	Equity
XCH	XCHG Ltd ADS	AdrCommon	PEARL Equities Exchange	Equity
EQLT	iShares MSCI Emerging Markets Quality Factor ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EVLU	iShares MSCI Emerging Markets Value Factor ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
INVX	Innovex International, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
KHPI	Kensington Hedged Premium Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NJNK	Columbia ETF Trust I Columbia U.S. High Yield ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AREA	Harbor ETF Trust Harbor AlphaEdge Next Generation REITs ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BNT	Brookfield Wealth Solutions Ltd. Class A Exchangeable Limited Voting Shares	CommonStock	PEARL Equities Exchange	Equity
CERY	SPDR Series Trust SPDR Bloomberg Enhanced Roll Yield Commodity Strategy No K-1 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EMEQ	Harbor AlphaEdge Next Generation REITs ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HYSD	Columbia ETF Trust I Columbia Short Duration High Yield ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ITWO	ProShares Russell 2000 High Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
POLEU	Andretti Acquisition Corp II UNIT (1CLA 1/2 WT)	Unit	PEARL Equities Exchange	Equity
SPIN	SPDR SSGA US Equity Premium Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VLLU	Harbor ETF Trust Harbor AlphaEdge Large Cap Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XCNY	SPDR S&P Emerging Markets ex-China ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CONI	GraniteShares 2x Short COIN Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CPNS	Calamos ETF Trust Calamos Nasdaq-100 Structured Alt Protection ETF - September	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	**Security Name**	**Security Class**	**Listed Exchange**	**Instrument Type**
CPST	Calamos ETF Trust Calamos S&P 500 Structured Alt Protection ETF - September	ExchangeTradedFund	PEARL Equities Exchange	Equity
KSEP	Innovator U.S. Small Cap Power Buffer ETF - September ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NSEP	Innovator Growth-100 Power Buffer ETF - September ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PMAX	Powell Max Ltd CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
PTHL	Pheton Holdings Ltd CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
PTIR	GraniteShares 2x Long PLTR Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SEPU	AllianzIM U.S. Equity Buffer15 Uncapped Sep ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
UBRL	GraniteShares 2x Long UBER Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VCICU	Vine Hill Capital Investment Corp UNIT (1CLA 1/2 WT)	Unit	PEARL Equities Exchange	Equity
YETH	Roundhill Ether Covered Call Strategy ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ZSEP	Innovator Equity Defined Protection ETF - 1 Yr September ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GIFT	Giftify Inc COM	CommonStock	PEARL Equities Exchange	Equity
MQQQ	Tradr 2X Long Innovation 100 Monthly ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CURR	Currenc Group Inc CL A COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
LPAA	Launch One Acquisition Corp CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
LPAAW	Launch One Acquisition Corp WT EXP 060131	Warrant	PEARL Equities Exchange	Equity
ORKA	Oruka Therapeutics Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
SIMA	SIM Acquisition Corp I CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
SIMAW	SIM Acquisition Corp I WT EXP 060131	Warrant	PEARL Equities Exchange	Equity
SMLL	Harbor ETF Trust Harbor Active Small Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BSIIU	Black Spade Acquisition II Co UNIT (1CLA 1/3WT)	Unit	PEARL Equities Exchange	Equity
GIGGU	GigCapital7 Corp UNIT (1 CLA 1 WT)	Unit	PEARL Equities Exchange	Equity
IPAV	Global X Infrastructure Development ex-U.S. ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KCAI	KraneShares Trust KraneShares China Alpha Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SMHX	VanEck Fabless Semiconductor ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XOVR	ERShares Private-Public Crossover ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AZI	Autozi Internet Technology (Global) Ltd CL A ORD USD0.000001	CommonStock	PEARL Equities Exchange	Equity
SPAI	Safe Pro Group Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
JBDI	JBDI Holdings Ltd ORD USD0.0005	CommonStock	PEARL Equities Exchange	Equity
CCEC	Capital Clean Energy Carriers Corp COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
QDVO	Amplify ETF Trust Amplify CWP Growth & Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AVGX	Defiance Daily Target 2X Long AVGO ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SMCX	Defiance Daily Target 2X Long SMCI ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WOK	WORK Medical Technology Group Ltd CL A ORD USD0.0005	CommonStock	PEARL Equities Exchange	Equity
CIMO	Chimera Investment Corporation 9.250% Senior Notes due 2029	StructuredProduct	PEARL Equities Exchange	Equity
GAP	The Gap, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
RSBY	Return Stacked Bonds & Futures Yield ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SMST	Defiance Daily Target 2x Short MSTR ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TSMY	Tidal Trust II YieldMax TSM Option Income Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NBIS	Nebius Group N V CL A COM EUR0.01	CommonStock	PEARL Equities Exchange	Equity
QHDG	Innovator Hedged Nasdaq-100 ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QQQG	Pacer Nasdaq 100 Top 50 Cash Cows Growth Leaders ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TOAK	Manager Directed Portfolios Twin Oak Short Horizon Absolute Return ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AUGM	FT Vest U.S. Equity Max Buffer ETF - August ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QMAG	FT Vest Nasdaq-100 Moderate Buffer ETF - August ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
RITR	Reitar Logtech Holdings Ltd CL A ORD 0.00000005	CommonStock	PEARL Equities Exchange	Equity
GRAF	Graf Global Corp. Class A ordinary shares	CommonStock	PEARL Equities Exchange	Equity
GRAF.WS	Graf Global Corp. Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	Warrant	PEARL Equities Exchange	Equity
HONDU	HCM II Acquisition Corp UNIT (1CLA 1/2 WT)	Unit	PEARL Equities Exchange	Equity
RZLV	Rezolve AI PLC ORD GBP0.0001	CommonStock	PEARL Equities Exchange	Equity
RZLVW	Rezolve AI PLC WT EXP 081529	Warrant	PEARL Equities Exchange	Equity
SLXN	Silexion Therapeutics Corp ORD USD0.0009	CommonStock	PEARL Equities Exchange	Equity
SLXNW	Silexion Therapeutics Corp WT EXP 081529	Warrant	PEARL Equities Exchange	Equity
TSPY	TappAlpha SPY Growth & Daily Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
YQQQ	YieldMax Short N100 Option Income Strategy ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
YXT	YXT.COM Group Holding Ltd ADR	AdrCommon	PEARL Equities Exchange	Equity
FSHP	Flag Ship Acquisition Corp ORD USD0.001	CommonStock	PEARL Equities Exchange	Equity
FSHPR	Flag Ship Acquisition Corp. Right	Right	PEARL Equities Exchange	Equity
JEMB	Janus Detroit Street Trust Janus Henderson Emerging Markets Debt Hard Currency ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MSTX	Defiance Daily Target 2x Long MSTR ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QNTM	Quantum BioPharma Ltd CL B SUB VTG	CommonStock	PEARL Equities Exchange	Equity
SBXD.U	SilverBox Corp IV Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	Unit	PEARL Equities Exchange	Equity
VLYPN	Valley National Bancorp 8.250 PFD SER C	PreferredStock	PEARL Equities Exchange	Equity
BSLK	Bolt Projects Holdings Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
BSLKW	Bolt Projects Holdings Inc Wrrt	Warrant	PEARL Equities Exchange	Equity
GAEM	Simplify Exchange Traded Funds Simplify Gamma Emerging Market Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JGRW	Trust For Professional Managers Jensen Quality Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RMCA	Tidal Trust III Rockefeller California Municipal Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RMNY	Tidal Trust III Rockefeller New York Municipal Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RMOP	Tidal Trust III Rockefeller Opportunistic Municipal Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SCUS	Schwab Strategic Trust Schwab Ultra-Short Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ACTU	Actuate Therapeutics Inc COM USD0.000001	CommonStock	PEARL Equities Exchange	Equity
AIFF	Firefly Neuroscience Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
CEP	Cantor Equity Partners Inc CL A COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
CTOR	Citius Oncology Inc COM	CommonStock	PEARL Equities Exchange	Equity
ARTY	iShares Trust iShares Future AI & Tech ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BGM	BGM Group Ltd CL A ORD NPV	CommonStock	PEARL Equities Exchange	Equity
BABO	Tidal Trust II YieldMax BABA Option Income Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CSCI	COSCIENS Biopharma Inc COM NPV SVTG	CommonStock	PEARL Equities Exchange	Equity
CUB	Lionheart Holdings CL A ORD	CommonStock	PEARL Equities Exchange	Equity
CUBWW	Lionheart Holdings WT EXP 060131	Warrant	PEARL Equities Exchange	Equity
LCDS	JPMorgan Fundamental Data Science Large Core ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LLYX	Tidal Trust II Defiance Daily Target 2x Long LLY ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MCDS	JPMorgan Fundamental Data Science Mid Core ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SCDS	JPMorgan Fundamental Data Science Small Core ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VACHU	Voyager Acquisition Corp UNIT (1CLA 1/2 WT)	Unit	PEARL Equities Exchange	Equity
EQV.U	EQV Ventures Acquisition Corp. Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	Unit	PEARL Equities Exchange	Equity
UCB	United Community Banks, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
UCBpI	United Community Banks, Inc. Depositary shares, each representing 1/1000th interest in a share of Series I Non-Cumulative Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
HPAI	Helport AI Ltd ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
HPAIW	Helport AI Ltd WT EXP	Warrant	PEARL Equities Exchange	Equity
TXNM	TXNM Energy, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
XAIX	Xtrackers Artificial Intelligence and Big Data ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AUGU	AllianzIM U.S. Equity Buffer15 Uncapped Aug ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BURU	Nuburu, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CPSA	Calamos ETF Trust Calamos S&P 500 Structured Alt Protection ETF - August	ExchangeTradedFund	PEARL Equities Exchange	Equity
GPRF	Goldman Sachs Access U.S. Preferred Stock and Hybrid Securities ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IAUG	Innovator ETFs Trust Innovator International Developed Power Buffer ETF - August	ExchangeTradedFund	PEARL Equities Exchange	Equity
KAUG	Innovator U.S. Small Cap Power Buffer ETF - August ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NAUG	Innovator Growth-100 Power Buffer ETF - August ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NBCR	Neuberger Berman ETF Trust Neuberger Berman Core Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ZAUG	Innovator Equity Defined Protection ETF - 1 Yr August ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ADGM	Adagio Medical Holdings Inc COM	CommonStock	PEARL Equities Exchange	Equity
ALF	Centurion Acquisition Corp CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
ALFUW	Centurion Acquisition Corp WT EXP 053132	Warrant	PEARL Equities Exchange	Equity
AOMN	Angel Oak Mortgage REIT, Inc. 9.500% Senior Notes due 2029	StructuredProduct	PEARL Equities Exchange	Equity
BDIV	ETF Series Solutions AAM Brentview Dividend Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BTC	Grayscale Bitcoin Mini Trust ETF Grayscale Bitcoin Mini Trust ETF Shares	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
FDSB	Fifth District Bancorp Inc COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
FLCC	Federated Hermes ETF Trust Federated Hermes MDT Large Cap Core ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLCG	Federated Hermes ETF Trust Federated Hermes MDT Large Cap Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLCV	Federated Hermes ETF Trust Federated Hermes MDT Large Cap Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FSCC	Federated Hermes ETF Trust Federated Hermes MDT Small Cap Core ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MBAVU	M3-Brigade Acquisition V Corp UNIT (1CLA 1/3 WT)	Unit	PEARL Equities Exchange	Equity
MKDW	MKDWELL Tech Inc ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
MKDWW	MKDWELL Tech Inc WT EXP 7/31/2029	Warrant	PEARL Equities Exchange	Equity
MSpQ	Morgan Stanley Depositary Shares, each representing 1/1,000th of a share of 6.625% Non-Cumulative Preferred Stock, Series Q	PreferredStock	PEARL Equities Exchange	Equity
OSTX	OS Therapies Incorporated Common Stock	CommonStock	PEARL Equities Exchange	Equity
SAWG	ETF Series Solutions AAM Sawgrass US Large Cap Quality Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SAWS	ETF Series Solutions AAM Sawgrass US Small Cap Quality Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SEG	Seaport Entertainment Group Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
SMC	Summit Midstream Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
AAM.U	AA Mission Acquisition Corp. Units, each consisting of one Class A Ordinary Share and one-half of one redeemable warrant	Unit	PEARL Equities Exchange	Equity
GIAX	Tidal Trust II Nicholas Global Equity and Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CHEB	Chenghe Acquisition II Co. Class A Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
CHEB.WS	Chenghe Acquisition II Co. Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
KCSH	KraneShares Trust KraneShares Sustainable Ultra Short Duration Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RFpF	Regions Financial Corporation Depositary Shares Each Representing a 1/40th Interest in a Share of Non-Cumulative Perpetual Preferred Stock, Series F	PreferredStock	PEARL Equities Exchange	Equity
GCAL	Goldman Sachs ETF Trust Goldman Sachs Dynamic California Municipal Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GMNY	Goldman Sachs ETF Trust Goldman Sachs Dynamic New York Municipal Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GMUB	Goldman Sachs ETF Trust Goldman Sachs Municipal Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GUMI	Goldman Sachs ETF Trust Goldman Sachs Ultra Short Municipal Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JULM	FT Vest U.S. Equity Max Buffer ETF - July ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NIPG	NIP Group Inc ADR	AdrCommon	PEARL Equities Exchange	Equity
DIPS	Tidal Trust II YieldMax Short NVDA Option Income Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DTSQU	DT Cloud Star Acquisition Corp UNIT (1 ORD, 1 RT)	Unit	PEARL Equities Exchange	Equity
LINE	Lineage Inc COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
LTM	LATAM Airlines Group S.A. American Depositary Shares (each representing two thousand (2,000) shares of Common Stock)	AdrCommon	PEARL Equities Exchange	Equity
ORKT	Orangekloud Technology Inc CL A ORD USD0.001	CommonStock	PEARL Equities Exchange	Equity
BLMZ	BloomZ Inc ORD USD0.00000002	CommonStock	PEARL Equities Exchange	Equity
CETH	21Shares Core Ethereum ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CON	Concentra Group Holdings Parent, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
DCAP	Unity Wealth Partners Dynamic Capital Appreciation & Options ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ETH	Grayscale Ethereum Mini Trust ETF Grayscale Ethereum Mini Trust ETF Shares	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
ETHA	iShares Ethereum Trust ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ETHE	Grayscale Ethereum Trust ETF Grayscale Ethereum Trust ETF Shares	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
ETHV	VanEck Ethereum ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ETHW	Bitwise Ethereum ETF Bitwise Ethereum ETF	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
EZET	Franklin Ethereum ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FETH	Fidelity Ethereum Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KQQQ	Kurv Technology Titans Select ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NVA	Nova Minerals Limited American Depositary Shares, each representing sixty (60) Ordinary Shares	AdrCommon	PEARL Equities Exchange	Equity
NVAWW	Nova Minerals Limited WT EXP 072429	Warrant	PEARL Equities Exchange	Equity
OS	OneStream Inc CL A COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
QETH	Invesco Galaxy Ethereum ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TNFA	TNF Pharmaceuticals Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
QCJL	FT Vest Nasdaq-100 Conservative Buffer ETF - July ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CNL	Collective Mining Ltd. Common Shares	CommonStock	PEARL Equities Exchange	Equity
KNO	Investment Managers Series Trust II AXS Knowledge Leaders ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SIXG	Defiance Connective Technologies ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TRINI	Trinity Capital Inc 7.875 Notes Due 2029 STRUCT PRODUCT	Unknown	PEARL Equities Exchange	Equity
AGIX	KraneShares Artificial Intelligence & Technology ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ARTV	Artiva Biotherapeutics Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
CATF	American Century ETF Trust American Century California Municipal Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CSHP	BlackRock ETF Trust BlackRock Enhanced Short-Term Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MADE	iShares Trust iShares U.S. Manufacturing ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
PSIG	PS International Group Ltd ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
QMMM	QMMM Holdings Ltd CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
STEC	Santech Holdings Ltd ADR	AdrCommon	PEARL Equities Exchange	Equity
EFAA	Invesco Actively Managed Exchange-Traded Fund Trust Invesco MSCI EAFE Income Advantage ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LMBO	Direxion Shares ETF Trust Direxion Daily Crypto Industry Bull 2X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
QQA	Invesco QQQ Income Advantage ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
REKT	Direxion Shares ETF Trust Direxion Daily Crypto Industry Bear 1X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
RSPA	Invesco Actively Managed Exchange-Traded Fund Trust Invesco S&P 500 Equal Weight Income Advantage ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TWFG	TWFG Inc CL A COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
ARDT	Ardent Health Partners, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
KSPY	KraneShares Trust KraneShares Hedgeye Hedged Equity Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MACI	Melar Acquisition Corp I CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
MACIW	Melar Acquisition Corp I WT EXP 060131	Warrant	PEARL Equities Exchange	Equity
PDCC	Pearl Diver Credit Company Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ILOW	AB Active ETFs, Inc. AB International Low Volatility Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ALTS	ALT5 Sigma Corp COM NPV	CommonStock	PEARL Equities Exchange	Equity
CMBT	CMB.TECH NV Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
LYLD	Cambria Large Cap Shareholder Yield ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CCNR	CoreCommodity Natural Resources ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DUKH	Ocean Park High Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DUKQ	Northern Lights Fund Trust Ocean Park Domestic ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DUKX	Ocean Park International ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DUKZ	Northern Lights Fund Trust Ocean Park Diversified Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FSUN	FirstSun Capital Bancorp COM	CommonStock	PEARL Equities Exchange	Equity
HEJD	VictoryShares Hedged Equity Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ICON	Icon Energy Corp COM	CommonStock	PEARL Equities Exchange	Equity
LPAAU	Launch One Acquisition Corp UNITS	Unit	PEARL Equities Exchange	Equity
DRAI	EA Series Trust Draco Evolution AI ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EBIT	Harbor ETF Trust Harbor AlphaEdge Small Cap Earners ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FIAT	Tidal Trust II YieldMax Short COIN Option Income Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TAXE	Intermediate Municipal Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BTCL	T-Rex 2X Long Bitcoin Daily Target ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BTCZ	T-Rex 2X Inverse Bitcoin Daily Target ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CGBS	Crown LNG Holdings Ltd ORD	CommonStock	PEARL Equities Exchange	Equity
CGBSW	Crown LNG Holdings Ltd WARRTS	Warrant	PEARL Equities Exchange	Equity
SIMAU	SIM Acquisition Corp I UNIT (1CLA 1/2 WT)	Unit	PEARL Equities Exchange	Equity
SUNS	Sunrise Realty Trust Inc COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
TLN	Talen Energy Corp COM	CommonStock	PEARL Equities Exchange	Equity
OXLCI	Oxford Lane Capital Corp 8.75 Notes due 2030 STRUCT PRODUCT	Unknown	PEARL Equities Exchange	Equity
QHY	WisdomTree U.S. High Yield Corporate Bond Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QIG	WisdomTree U.S. Corporate Bond Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QSIG	WisdomTree U.S. Short Term Corporate Bond Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SDST	Stardust Power Inc COM	CommonStock	PEARL Equities Exchange	Equity
SDSTW	Stardust Power Inc WT EXP 010626	Warrant	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	**Security Name**	**Security Class**	**Listed Exchange**	**Instrument Type**
SW	Smurfit Westrock plc Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
RFAI	RF Acquisition Corp II ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
RFAIR	RF Acquisition Corp II Right	Right	PEARL Equities Exchange	Equity
FCTE	SMI 3Fourteen Full-Cycle Trend ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AJUL	Innovator Equity Defined Protection ETF - 2 Yr to July 2026 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CPRJ	Calamos ETF Trust Calamos Russell 2000 Structured Alt Protection ETF - July	ExchangeTradedFund	PEARL Equities Exchange	Equity
CPSJ	Calamos ETF Trust Calamos S&P 500 Structured Alt Protection ETF - July	ExchangeTradedFund	PEARL Equities Exchange	Equity
DCOMG	Dime Community Bancshares Inc 9.000 Fixed-to-Floating Rate Subordinated Notes due 2034 ETN	Unknown	PEARL Equities Exchange	Equity
EBUF	Innovator ETFs Trust Innovator Emerging Markets 10 Buffer ETF - Quarterly	ExchangeTradedFund	PEARL Equities Exchange	Equity
EHGO	Eshallgo Inc CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
EURKU	Eureka Acquisition Corp UNIT(1CLA 1RT)	Unit	PEARL Equities Exchange	Equity
HJUL	Innovator Premium Income 9 Buffer ETF - July ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBUF	Innovator ETFs Trust Innovator International Developed 10 Buffer ETF - Quarterly	ExchangeTradedFund	PEARL Equities Exchange	Equity
JAJL	Innovator Equity Defined Protection ETF - 6 Mo Jan/Jul ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JULU	AllianzIM U.S. Equity Buffer15 Uncapped Jul ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LJUL	Innovator Premium Income 15 Buffer ETF - July ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MAXJ	iShares Large Cap Max Buffer Jun ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QBER	TrueShares Quarterly Bear Hedge ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QBUF	Innovator Nasdaq-100 10 Buffer ETF Quarterly ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QBUL	TrueShares Quarterly Bull Hedge ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RBUF	Innovator U.S. Small Cap 10 Buffer ETF - Quarterly ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TOYO	TOYO Co Ltd ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
ZJUL	Innovator Equity Defined Protection ETF - 1 Yr July ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ABVE	Above Food Ingredients Inc COM	CommonStock	PEARL Equities Exchange	Equity
ABVEW	Above Food Ingredients Inc WT EXP 062829	Warrant	PEARL Equities Exchange	Equity
AIOT	PowerFleet Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
CGNG	Capital Group New Geography Equity ETF Capital Group New Geography Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GPAT	GP-Act III Acquisition Corp CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
GPATW	GP-Act III Acquisition Corp WRRT	Warrant	PEARL Equities Exchange	Equity
NYMTI	New York Mortgage Trust Inc 9.125 Senior Notes Due 2029 ETN	Unknown	PEARL Equities Exchange	Equity
PMIO	PGIM ETF Trust PGIM Municipal Income Opportunities ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PUSH	PGIM ETF Trust PGIM Ultra Short Municipal Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TEN	Tsakos Energy Navigation Limited Common Shares	CommonStock	PEARL Equities Exchange	Equity
TENpE	Tsakos Energy Navigation Limited Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares	PreferredStock	PEARL Equities Exchange	Equity
TENpF	Tsakos Energy Navigation Limited Series F Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares	PreferredStock	PEARL Equities Exchange	Equity
ALMS	Alumis Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
CGCV	Capital Group Conservative Equity ETF Capital Group Conservative Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CGGE	Capital Group Global Equity ETF Capital Group Global Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CGHM	Capital Group Fixed Income ETF Trust Capital Group Municipal High-Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CGIB	Capital Group Fixed Income ETF Trust Capital Group International Bond ETF (USD-Hedged)	ExchangeTradedFund	PEARL Equities Exchange	Equity
CGIC	Capital Group International Core Equity ETF Capital Group International Core Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
CGUI	Capital Group Fixed Income ETF Trust Capital Group Ultra Short Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EMOT	First Trust Exchange-Traded Fund VI First Trust S&P 500 Economic Moat ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GRAF.U	Graf Global Corp. Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	Unit	PEARL Equities Exchange	Equity
LB	LandBridge Company LLC Class A Shares Representing Limited Liability Company Interests	CommonStock	PEARL Equities Exchange	Equity
LSH	Lakeside Holding Ltd COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
TBN	Tamboran Resources Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
WBTN	WEBTOON Entertainment Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
KLMT	Invesco Exchange-Traded Fund Trust II Invesco MSCI Global Climate 500 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
STXI	EA Series Trust Strive International Developed Markets ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
URAA	Direxion Shares ETF Trust Direxion Daily Uranium Industry Bull 2X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
ABNY	Tidal Trust II YieldMax ABNB Option Income Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BOHpB	Bank of Hawaii Corporation Depositary Shares, Each Representing a 1/40th Interest in a Share of 8.000% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series B	PreferredStock	PEARL Equities Exchange	Equity
IWMI	NEOS Russell 2000 High Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NBFC	Neuberger Berman ETF Trust Neuberger Berman Flexible Credit Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NEEpS	NextEra Energy, Inc. 7.299% Corporate Units	StructuredProduct	PEARL Equities Exchange	Equity
RSJN	First Trust Exchange-Traded Fund VIII FT Vest U.S. Equity Equal Weight Buffer ETF - June	ExchangeTradedFund	PEARL Equities Exchange	Equity
RWTO	Redwood Trust, Inc. 9.00% Senior Notes Due 2029	StructuredProduct	PEARL Equities Exchange	Equity
FLXR	TCW ETF Trust TCW Flexible Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GRAL	GRAIL Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
JUNM	FT Vest U.S. Equity Max Buffer ETF - June ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NBSD	Neuberger Berman ETF Trust Neuberger Berman Short Duration Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NITE	Capitol Series Trust The Nightview Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
VSEE	VSee Health Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
VSEEW	VSee Health Inc WRRTS	Warrant	PEARL Equities Exchange	Equity
XIJN	FT Vest U.S. Equity Buffer & Premium Income ETF - June ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BMDL	VictoryShares WestEnd Economic Cycle Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GLOW	VictoryShares WestEnd Global Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QQQT	Defiance Nasdaq 100 Income Target ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RECT	Rectitude Holdings Ltd ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
CCIX	Churchill Capital Corp IX CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
CCIXW	Churchill Capital Corp IX WT EXP 033131	Warrant	PEARL Equities Exchange	Equity
TECX	Tectonic Therapeutic Inc COM	CommonStock	PEARL Equities Exchange	Equity
BELT	iShares Long-Term U.S. Equity Active ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BRHY	iShares High Yield Active ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CUBWU	Lionheart Holdings UNIT (1 CLA 0.5 WT)	Unit	PEARL Equities Exchange	Equity
FSHPU	Flag Ship Acquisition Corp UNIT (1ORD 1RT 1WT)	Unit	PEARL Equities Exchange	Equity
MACIU	Melar Acquisition Corp I UNIT (1CLA 1/2 WT)	Unit	PEARL Equities Exchange	Equity
EVSD	Eaton Vance Short Duration Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QXQ	SGI Enhanced Nasdaq-100 ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPMC	Sound Point Meridian Capital, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
TEM	Tempus AI Inc CL A COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
BUFP	PGIM Laddered S&P 500 Buffer 12 ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
PBFR	PGIM Laddered S&P 500 Buffer 20 ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SILA	Sila Realty Trust, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
BSCY	Invesco BulletShares 2034 Corporate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BSJW	Invesco BulletShares 2032 High Yield Corporate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GROY.WS	Gold Royalty Corp. Warrants, each warrant exercisable for one common share at an exercise price of $2.25	Warrant	PEARL Equities Exchange	Equity
IBGA	iShares iBonds Dec 2044 Term Treasury ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBGK	iShares iBonds Dec 2054 Term Treasury ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBTP	iShares iBonds Dec 2034 Term Treasury ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OASC	Unified Series Trust OneAscent Small Cap Core ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PCSC	Perceptive Capital Solutions Corp CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
ALFUU	Centurion Acquisition Corp UNIT (1CLA 1/2 WT)	Unit	PEARL Equities Exchange	Equity
FSCS	First Trust SMID Capital Strength ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SNOY	Tidal Trust II YieldMax SNOW Option Income Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SDFI	AB Active ETFs, Inc. AB Short Duration Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SYFI	AB Active ETFs, Inc. AB Short Duration High Yield ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CHEB.U	Chenghe Acquisition II Co. Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	Unit	PEARL Equities Exchange	Equity
DSY	Big Tree Cloud Holdings Ltd ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
DSYWW	Big Tree Cloud Holdings Ltd WT EXP 060729	Warrant	PEARL Equities Exchange	Equity
ETHD	ProShares Trust ProShares UltraShort Ether ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ETHT	ProShares Trust ProShares Ultra Ether ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ONIT	Onity Group Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
RAPP	Rapport Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
WAY	Waystar Holding Corp COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
BGRO	iShares Large Cap Growth Active ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLYE	Fly-E Group Inc COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
GAUZ	Gauzy Ltd ORD NPV	CommonStock	PEARL Equities Exchange	Equity
LIF	Life360 Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
METD	Direxion Daily META Bear 1X Shares ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
METU	Direxion Daily META Bull 2X Shares ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RSSL	Global X Funds Global X Russell 2000 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QXO	QXO, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
AIPI	REX AI Equity Premium Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ATYR	aTyr Pharma Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
BIPJ	Brookfield Infrastructure Partners L.P. 7.250% Subordinated Notes due 2084	StructuredProduct	PEARL Equities Exchange	Equity
ETHU	2x Ether ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CPNJ	Calamos ETF Trust Calamos Nasdaq-100 Structured Alt Protection ETF - June	ExchangeTradedFund	PEARL Equities Exchange	Equity
IJUN	Innovator ETFs Trust Innovator International Developed Power Buffer ETF - June	ExchangeTradedFund	PEARL Equities Exchange	Equity
SIXD	AIM ETF Products Trust AllianzIM U.S. Large Cap 6 Month Buffer10 Jun/Dec ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EQIN	Columbia ETF Trust I Columbia U.S. Equity Income ET	ExchangeTradedFund	PEARL Equities Exchange	Equity
GARP	iShares MSCI USA Quality GARP ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
INEQ	Columbia ETF Trust I Columbia International Equity Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JNEU	AllianzIM U.S. Equity Buffer15 Uncapped June ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JUNP	PGIM S&P 500 Buffer 12 ETF - June ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KJUN	Innovator U.S. Small Cap Power Buffer ETF - June ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
NJUN	Innovator Growth-100 Power Buffer ETF - June ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PBJN	PGIM S&P 500 Buffer 20 ETF - June ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RTRE	Rareview Total Return Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SCEpN	Edison International 6.95% Trust Preference Securities	StructuredProduct	PEARL Equities Exchange	Equity
SECR	New York Life Investments Active ETF Trust NYLI MacKay Securitized Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SMTK	SmartKem Inc COM	CommonStock	PEARL Equities Exchange	Equity
BUFS	FT Vest Laddered Small Cap Moderate Buffer ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
INCE	Franklin Templeton ETF Trust Franklin Income Equity Focus ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NEWTG	NewtekOne Inc 8.50 Fixed Rate Senior Notes due 2029 STRUCT PRODUCT	Unknown	PEARL Equities Exchange	Equity
MFUT	Cambria Chesapeake Pure Trend ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RSSY	Return Stacked U.S. Stocks & Futures Yield ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XHG	XChange TEC.INC ADS	AdrCommon	PEARL Equities Exchange	Equity
CFGpH	Citizens Financial Group, Inc. Depositary Shares Each Representing a 1/40th Interest in a Share of 7.375% Fixed-Rate Non-Cumulative Perpetual Preferred Stock, Series H	PreferredStock	PEARL Equities Exchange	Equity
SPYU	Bank of Montreal MAX S&P 500 4X Leveraged ETNs due November 30, 2043	ExchangeTradedNote	PEARL Equities Exchange	Equity
CIMN	Chimera Investment Corporation 9.000% Senior Notes due 2029	StructuredProduct	PEARL Equities Exchange	Equity
IBDZ	iShares Trust iShares iBonds Dec 2034 Term Corporate ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBIK	iShares Trust iShares iBonds Oct 2034 Term TIPS ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LSB	LakeShore Biopharma Co Ltd ORD USD0.0002	CommonStock	PEARL Equities Exchange	Equity
LSBPW	LakeShore Biopharma Co Ltd WT EXP 031528	Warrant	PEARL Equities Exchange	Equity
BOW	Bowhead Specialty Holdings Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
DECP	PGIM S&P 500 Buffer 12 ETF - December ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GENM	Spinnaker ETF Series Genter Capital Municipal Quality Intermediate ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GENT	Spinnaker ETF Series Genter Capital Taxable Quality Intermediate ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBHK	iShares iBonds 2031 Term High Yield and Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBMS	iShares iBonds Dec 2030 Term Muni Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PBDE	PGIM S&P 500 Buffer 20 ETF - December ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KBDC	Kayne Anderson BDC, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
GDXY	Tidal Trust II YieldMax Gold Miners Option Income Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NOVP	PGIM S&P 500 Buffer 12 ETF - November ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OZEM	Roundhill GLP-1 & Weight Loss ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PBNV	PGIM S&P 500 Buffer 20 ETF - November ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPTB	SPDR Series Trust SPDR Portfolio Treasury ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
THNR	Amplify ETF Trust Amplify Weight Loss Drug & Treatment ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MITP	AG Mortgage Investment Trust, Inc. 9.500% Senior Notes due 2029	StructuredProduct	PEARL Equities Exchange	Equity
OCFS	Professionally Managed Portfolios Otter Creek Focus Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QMMY	FT Vest Nasdaq-100 Moderate Buffer ETF - May ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XMAY	FT Vest U.S. Equity Enhance & Moderate Buffer ETF - May ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BWIN	Baldwin Insurance Group Inc (The) COM CL A	CommonStock	PEARL Equities Exchange	Equity
CNH	CNH Industrial N.V. Common Shares	CommonStock	PEARL Equities Exchange	Equity
HDL	Super Hi International Holding Ltd ADR	AdrCommon	PEARL Equities Exchange	Equity
JADE	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Active Developing Markets Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
OCTP	PGIM S&P 500 Buffer 12 ETF - October ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PBOC	PGIM S&P 500 Buffer 20 ETF - October ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ASMF	Virtus ETF Trust II Virtus Alpha Simplex Managed Futures ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ENTO	Entero Therapeutics Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
RFAIU	RF Acquisition Corp II UNIT (1COM, 1RT)	Unit	PEARL Equities Exchange	Equity
WEEL	Tidal Trust II Peerless Option Income Wheel ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AIBD	Direxion Shares ETF Trust Direxion Daily AI and Big Data Bear 2X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
AIBU	Direxion Shares ETF Trust Direxion Daily AI and Big Data Bull 2X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
JDZG	JIADE Ltd ORD USD0.01	CommonStock	PEARL Equities Exchange	Equity
LRGG	Macquarie ETF Trust Macquarie Focused Large Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MTBpJ	M&T Bank Corporation Depositary Shares each representing a 1/400th ownership interest in a share of Perpetual 7.500% Non-Cumulative Preferred Stock, Series J	PreferredStock	PEARL Equities Exchange	Equity
RAY	Raytech Holding Ltd ORD USD0.00000625	CommonStock	PEARL Equities Exchange	Equity
BTOC	Armlogi Holding Corp COM USD0.00001	CommonStock	PEARL Equities Exchange	Equity
PBSE	PGIM S&P 500 Buffer 20 ETF - September ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SEPP	PGIM S&P 500 Buffer 12 ETF - September ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LION	Lionsgate Studios Corp. Common Share	CommonStock	PEARL Equities Exchange	Equity
NDOW	Anydrus Advantage ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ANGpB	American National Group Inc. Depositary Shares, each representing a 1/1,000th interest in a share of 6.625% Fixed-Rate Reset Non-Cumulative Preferred Stock, Series B	PreferredStock	PEARL Equities Exchange	Equity
AUGP	PGIM S&P 500 Buffer 12 ETF - August ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BKHA	Black Hawk Acquisition Corp CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
BKHAR	Black Hawk Acquisition Corporation Rights	Right	PEARL Equities Exchange	Equity
JLQD	Janus Detroit Street Trust Janus Henderson Corporate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LOGC	Contextlogic Inc CL A	CommonStock	PEARL Equities Exchange	Equity
PBAU	PGIM S&P 500 Buffer 20 ETF - August ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
USOY	Defiance Oil Enhanced Options Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ZK	ZEEKR Intelligent Technology Holding Limited American Depositary Shares (each representing ten (10) Ordinary Shares)	AdrCommon	PEARL Equities Exchange	Equity
FER	FERROVIAL SE ORD	CommonStock	PEARL Equities Exchange	Equity
GPATU	GP-Act III Acquisition Corp UNITS	Unit	PEARL Equities Exchange	Equity
INDH	WisdomTree India Hedged Equity Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OKLO	Oklo Inc. Class A common stock	CommonStock	PEARL Equities Exchange	Equity
PAL	Proficient Auto Logistics Inc COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
SVCO	Silvaco Group Inc COM	CommonStock	PEARL Equities Exchange	Equity
JULP	PGIM S&P 500 Buffer 12 ETF - July ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MLPD	Global X Funds Global X MLP & Energy Infrastructure Covered Call ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NNE	Nano Nuclear Energy Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
PBJL	PGIM S&P 500 Buffer 20 ETF - July ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QDCC	Global X Funds Global X S&P 500 Quality Dividend Covered Call ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AIFD	TCW ETF Trust TCW Artificial Intelligence ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EIPI	First Trust Exchange-Traded Fund VIII FT Energy Income Partners Enhanced Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GRW	TCW ETF Trust TCW Compounders ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AGMI	Themes Silver Miners ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
TOGA	Managed Portfolio Series Tremblant Global ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AGGS	Harbor ETF Trust Harbor Disciplined Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CCIXU	Churchill Capital Corp IX UNIT (1 CLA, .25 WT)	Unit	PEARL Equities Exchange	Equity
CRSH	Tidal Trust II YieldMax Short TSLA Option Income Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JHHY	John Hancock Exchange-Traded Fund Trust John Hancock High Yield ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SOWG	Sow Good Inc COM	CommonStock	PEARL Equities Exchange	Equity
CPSM	Calamos ETF Trust Calamos S&P 500 Structured Alt Protection ETF May	ExchangeTradedFund	PEARL Equities Exchange	Equity
ERNZ	TrueShares Active Yield ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBAC	IB Acquisition Corp COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
IBACR	IB Acquisition Corp. Right	Right	PEARL Equities Exchange	Equity
IMAY	Innovator ETFs Trust Innovator International Developed Power Buffer ETF - May	ExchangeTradedFund	PEARL Equities Exchange	Equity
MAYP	PGIM S&P 500 Buffer 12 ETF - May ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MAYU	AllianzIM U.S. Equity Buffer15 Uncapped May ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PBMY	PGIM S&P 500 Buffer 20 ETF - May ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RND	First Trust Exchange-Traded Fund VI First Trust Bloomberg R&D Leaders ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SIXZ	AIM ETF Products Trust AllianzIM U.S. Large Cap 6 Month Buffer10 May/Nov ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VIK	Viking Holdings Ltd Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
WEEI	Westwood Salient Enhanced Energy Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PSTR	PeakShares Sector Rotation ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SHMD	SCHMID Group NV ORD CL A USD0.0001	CommonStock	PEARL Equities Exchange	Equity
SHMDW	SCHMID Group NV WT EXP	Warrant	PEARL Equities Exchange	Equity
BWLP	BW LPG Limited Common Shares	CommonStock	PEARL Equities Exchange	Equity
ZONE	CleanCore Solutions Inc. Class B Common Stock	CommonStock	PEARL Equities Exchange	Equity
LOAR	Loar Holdings Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MRX	Marex Group plc ORD	CommonStock	PEARL Equities Exchange	Equity
RBRK	Rubrik, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
MFAO	MFA Financial, Inc. 9.000% Senior Notes due 2029	StructuredProduct	PEARL Equities Exchange	Equity
NCI	Neo-Concept International Group Holdings Ltd ORD CLA USD0.0000625	CommonStock	PEARL Equities Exchange	Equity
OPTZ	Optimize Strategy Index ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
YBIT	Tidal Trust II YieldMax Bitcoin Option Income Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BOTT	Themes Robotics & Automation ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MFI	mF International Ltd CL A ORD NPV	CommonStock	PEARL Equities Exchange	Equity
SLSR	Solaris Resources Inc. Common Shares	CommonStock	PEARL Equities Exchange	Equity
YYGH	YY Group Holding Ltd CL A COM	CommonStock	PEARL Equities Exchange	Equity
QCAP	FT Vest Nasdaq-100 Conservative Buffer ETF - April ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TRSG	Tungray Technologies Inc CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
XAPR	FT Vest US Equity Enhance & Moderate Buffer ETF - April ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CDTG	CDT Environmental Technology Investment Holdings LTD ORD	CommonStock	PEARL Equities Exchange	Equity
CTRI	Centuri Holdings, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
IBTA	Ibotta, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
MTEN	Mingteng International Corp Inc ORD USD0.00001	CommonStock	PEARL Equities Exchange	Equity
SERV	Serve Robotics Inc COM	CommonStock	PEARL Equities Exchange	Equity
XYLO	Xylo Technologies Ltd ADR	AdrCommon	PEARL Equities Exchange	Equity
GECCI	Great Elm Capital Corp 8.50 notes due 2029 ETN	Unknown	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
NXTI	Simplify Next Intangible Core Index ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TWG	Top Wealth Group Holding Ltd CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
NEWZ	StockSnips AI-Powered Sentiment US All Cap ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CCSB	Carbon Collective Short Duration Green Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ULS	UL Solutions Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
YYAI	Connexa Sports Technologies Inc COM	CommonStock	PEARL Equities Exchange	Equity
DYCQ	DT Cloud Acquisition Corp ORD	CommonStock	PEARL Equities Exchange	Equity
DYCQR	DT Cloud Acquisition Corporation Right	Right	PEARL Equities Exchange	Equity
PACS	PACS Group, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
SKYE	Skye Bioscience Inc COM	CommonStock	PEARL Equities Exchange	Equity
STXM	EA Series Trust Strive Mid-Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EICC	Eagle Point Income Company Inc. 8.00% Series C Term Preferred Stock due 2029	StructuredProduct	PEARL Equities Exchange	Equity
FBUF	Fidelity Dynamic Buffered Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FHEQ	Fidelity Hedged Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FYEE	Fidelity Yield Enhanced Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MNDR	Mobile-health Network Solutions CL A ORD USD0.000032	CommonStock	PEARL Equities Exchange	Equity
OGSP	Spinnaker ETF Series Obra High Grade Structured Products ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OOSP	Spinnaker ETF Series Obra Opportunistic Structured Products ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HAFN	Hafnia Limited Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
MDST	Ultimus Managers Trust Westwood Salient Enhanced Midstream Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
STBF	Performance Trust Short Term Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CTNM	Contineum Therapeutics Inc CL A COM	CommonStock	PEARL Equities Exchange	Equity
EPRX	Eupraxia Pharmaceuticals Inc COM	CommonStock	PEARL Equities Exchange	Equity
PDYN	Palladyne AI Corp COM	CommonStock	PEARL Equities Exchange	Equity
PDYNW	Palladyne AI Corp WT EXP 061527	Warrant	PEARL Equities Exchange	Equity
SUUN	SolarBank Corp COM	CommonStock	PEARL Equities Exchange	Equity
ALAI	The Alger ETF Trust Alger AI Enablers & Adopters ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CNEQ	The Alger ETF Trust Alger Concentrated Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RAYJ	The Advisors Inner Circle Fund III Rayliant SMDAM Japan Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SAMM	The Advisors Inner Circle Fund III Strategas Macro Momentum ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ZOOZ	ZOOZ Power Ltd ORD	CommonStock	PEARL Equities Exchange	Equity
ZOOZW	ZOOZ Power Ltd WT EXP 040229	Warrant	PEARL Equities Exchange	Equity
EHLS	Even Herd Long Short ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NIVFW	NewGenIvf Group Ltd WT EXP 052127	Warrant	PEARL Equities Exchange	Equity
BITU	ProShares Trust ProShares Ultra Bitcoin ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FAAS	DigiAsia Corp ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
FAASW	DigiAsia Corp WT EXP 04/02/2029	Warrant	PEARL Equities Exchange	Equity
GEV	GE Vernova Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
KOOL	Spinnaker ETF Series North Shore Equity Rotation ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MAMO	Massimo Group COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
RVER	Advisor Managed Portfolios Trenchless Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SBIT	ProShares Trust ProShares UltraShort Bitcoin ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TRAW	Traws Pharma Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
ZBAO	Zhibao Technology Inc CL A COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
AAPR	Innovator Equity Defined Protection ETF - 2 Yr to April 2026 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
APRP	PGIM S&P 500 Buffer 12 ETF - April ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ARLU	AllianzIM U.S. Equity Buffer15 Uncapped Apr ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLAO	AIM ETF Products Trust AllianzIM U.S. Equity 6 Month Floor5 Apr/Oct ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LAPR	Innovator Premium Income 15 Buffer ETF - April ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NXTT	Next Technology Holding Inc COM	CommonStock	PEARL Equities Exchange	Equity
PBAP	PGIM S&P 500 Buffer 20 ETF - April ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SOLV	Solventum Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
BOLD	Boundless Bio Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
DTCR	Global X Data Center & Digital Infrastructure ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
INRO	iShares U.S. Industry Rotation Active ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LPA	Logistic Properties of the Americas Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
MMA	Mixed Martial Arts Group Limited Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
TRINZ	Trinity Capital Inc 7.875 Notes due 2029 STRUCT PRODUCT	Unknown	PEARL Equities Exchange	Equity
UBXG	U-BX Technology Ltd ORD USD0.0016	CommonStock	PEARL Equities Exchange	Equity
BCG	Binah Capital Group Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
BCGWW	Binah Capital Group Inc WT EXP 031529	Warrant	PEARL Equities Exchange	Equity
BEPJ	Brookfield Renewable Partners L.P. 7.250% Perpetual Subordinated Notes	StructuredProduct	PEARL Equities Exchange	Equity
GRPZ	Invesco Exchange-Traded Fund Trust II Invesco S&P SmallCap 600 GARP ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KEAT	Keating Active ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LEGT	Legato Merger Corp. III Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
LEGT.WS	Legato Merger Corp. III Redeemable Warrants, each whole warrant exercisable for one ordinary share at an exercise price of $11.50 per share	Warrant	PEARL Equities Exchange	Equity
MARM	FT Vest U.S. Equity Max Buffer ETF - March ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MGRO	VanEck Morningstar Wide Moat Growth ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MVAL	VanEck Morningstar Wide Moat Value ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DXYZ	Destiny Tech100 Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
EVTR	Morgan Stanley ETF Trust Eaton Vance Total Return Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GCTS	GCT Semiconductor Holding, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
GCTS.WS	GCT Semiconductor Holding, Inc. Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50	Warrant	PEARL Equities Exchange	Equity
MGRE	Affiliated Managers Group, Inc. 6.750% Junior Subordinated Notes due 2064	StructuredProduct	PEARL Equities Exchange	Equity
PTL	Northern Lights Fund Trust IV Inspire 500 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SER	Serina Therapeutics, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
DJT	Trump Media & Technology Group Corp COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
DJTWW	Trump Media & Technology Group Corp WT EXP 032529	Warrant	PEARL Equities Exchange	Equity
EAGL	The 2023 ETF Series Trust Eagle Capital Select Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EVSM	Morgan Stanley ETF Trust Eaton Vance Short Duration Municipal Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QTTB	Q32 Bio Inc COM	CommonStock	PEARL Equities Exchange	Equity
AUNA	Auna S.A. Class A Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
CPAY	Corpay, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
UPGD	Invesco Exchange-Traded Fund Trust Invesco Bloomberg Analyst Rating Improvers ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BCIL	Exchange Listed Funds Trust Bancreek International Large Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	**Security Name**	**Security Class**	**Listed Exchange**	**Instrument Type**
BKHAU	Black Hawk Acquisition Corp UNIT (1COM 1/5 RT)	Unit	PEARL Equities Exchange	Equity
BTRN	Global X Funds Global X Bitcoin Trend Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
COOT	Australian Oilseeds Holdings Ltd ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
COOTW	Australian Oilseeds Holdings Ltd WT EXP 03/22/2029	Warrant	PEARL Equities Exchange	Equity
EAFG	Pacer Funds Trust Pacer Developed Markets Cash Cows Growth Leaders ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBAT	iShares Energy Storage & Materials ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LENZ	LENZ Therapeutics Inc COM USD.00001	CommonStock	PEARL Equities Exchange	Equity
LOBO	Lobo EV Technologies Ltd ORD USD0.001	CommonStock	PEARL Equities Exchange	Equity
NBSM	Neuberger Berman ETF Trust Neuberger Berman Small-Mid Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RDDT	Reddit, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
ALAB	Astera Labs Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
AVXC	Avantis Emerging Markets ex-China Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FDND	FT Vest Dow Jones Internet & Target Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
INTJ	Intelligent Group Ltd CL A ORD NPV	CommonStock	PEARL Equities Exchange	Equity
IQQQ	ProShares Nasdaq-100 High Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MRNO	Murano Global Investments Plc ORD	CommonStock	PEARL Equities Exchange	Equity
MRNOW	Murano Global Investments Plc WT EXP 032029	Warrant	PEARL Equities Exchange	Equity
ROIS	Hartford Multifactor International Small Company ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XIMR	FT Vest U.S. Equity Buffer & Premium Income ETF - March ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AMDL	GraniteShares 2x Long AMD Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AMZZ	GraniteShares 2x Long AMZN Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MSFL	GraniteShares 2x Long MSFT Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NITO	N2OFF Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
IVVW	iShares S&P 500 BuyWrite ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IWMW	iShares Russell 2000 BuyWrite ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PCCE	Litman Gregory Funds Trust Polen Capital China Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AIRJ	AirJoule Technologies Corp CL A COM	CommonStock	PEARL Equities Exchange	Equity
AIRJW	AirJoule Technologies Corp WT EXP 031429	Warrant	PEARL Equities Exchange	Equity
ATHS	Athene Holding Ltd. 7.250% Fixed-Rate Reset Junior Subordinated Debentures due 2064	StructuredProduct	PEARL Equities Exchange	Equity
BNAI	Brand Engagement Network Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
BNAIW	Brand Engagement Network Inc WT EXP 031529	Warrant	PEARL Equities Exchange	Equity
GTI	Graphjet Technology CL A ORD	CommonStock	PEARL Equities Exchange	Equity
PCIG	Litman Gregory Funds Trust Polen Capital International Growth	ExchangeTradedFund	PEARL Equities Exchange	Equity
USIN	WisdomTree 7-10 Year Laddered Treasury Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
USSH	WisdomTree 1-3 Year Laddered Treasury Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TAXX	BondBloxx ETF Trust BondBloxx IR+M Tax Aware Short Duration ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ZEO	Zeo Energy Corp COM CL A USD0.0001	CommonStock	PEARL Equities Exchange	Equity
ZEOWW	Zeo Energy Corp WT EXP 031429	Warrant	PEARL Equities Exchange	Equity
ALBpA	Albemarle Corporation Depositary Shares each representing a 1/20th interest in a share of 7.25% Series A Mandatory Convertible Preferred Stock	StructuredProduct	PEARL Equities Exchange	Equity
NTRP	NextTrip Inc COM	CommonStock	PEARL Equities Exchange	Equity
XTIA	XTI Aerospace Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
JVSA	JVSPAC Acquisition Corp CL A ORD NPV	CommonStock	PEARL Equities Exchange	Equity
JVSAR	JV SPAC Acquisition Corp. Right	Right	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
DIVP	The Advisors Inner Circle Fund II Cullen Enhanced Equity Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QQQD	Direxion Shares ETF Trust Direxion Daily Magnificent 7 Bear 1X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
QQQU	Direxion Shares ETF Trust Direxion Daily Magnificent 7 Bull 2X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
COPP	Sprott Copper Miners ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IRET	Tidal Trust II iREIT MarketVector Quality REIT Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LGCL	Lucas GC Ltd ORD USD0.000005	CommonStock	PEARL Equities Exchange	Equity
MDPL	Monarch Dividend Plus Index ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MSSS	Monarch Select Subsector Index ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MVFD	Monarch Volume Factor Dividend Tree Index ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MVFG	Monarch Volume Factor Global Unconstrained Index ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NCPB	Nuveen Core Plus Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NPFI	Nuveen Preferred and Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NSCR	Nuveen Sustainable Core ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NUSB	Nuveen Ultra Short Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QDTE	Roundhill Innovation-100 0DTE Covered Call Strategy ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RYDE	Ryde Group Ltd. Class A Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
SPYT	Tidal Trust II Defiance S&P 500 Income Target ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XDTE	Roundhill S&P 500 0DTE Covered Call Strategy ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IOPP	Simplify Exchange Traded Funds Simplify Tara India Opportunities ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TPGXL	TPG Operating Group II LP 6.95 Fixed-Rate Junior Subordinated Notes due 2064 STRUCT PRODUCT	Unknown	PEARL Equities Exchange	Equity
BODI	The Beachbody Company, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
IMAR	Innovator ETFs Trust Innovator International Developed Power Buffer ETF - March	ExchangeTradedFund	PEARL Equities Exchange	Equity
MRCP	PGIM S&P 500 Buffer 12 ETF - March ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PBMR	PGIM S&P 500 Buffer 20 ETF - March ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SHRY	First Trust Bloomberg Shareholder Yield ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SIXP	AIM ETF Products Trust AllianzIM U.S. Large Cap 6 Month Buffer10 Mar/Sep ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TBRG	TruBridge Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
USG	USCF ETF Trust USCF Gold Strategy Plus Income Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
FUFU	BitFuFu Inc CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
FUFUW	BitFuFu Inc WT EXP 111527	Warrant	PEARL Equities Exchange	Equity
GINX	SGI Enhanced Global Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MAGX	Roundhill Daily 2X Long Magnificent Seven ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
USDX	SGI Enhanced Core ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CAAA	First Trust Exchange-Traded Fund IV First Trust Commercial Mortgage Opportunities ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MBSF	Valued Advisers Trust Regan Floating Rate MBS ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MVPL	Advisor Managed Portfolios Miller Value Partners Leverage ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SCIO	First Trust Exchange-Traded Fund IV First Trust Structured Credit Income Opportunities ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SYFpB	Synchrony Financial Depositary Shares Each Representing a 1/40th Interest in a Share of 8.250% Fixed Rate Reset Non-Cumulative Perpetual Preferred Stock, Series B	PreferredStock	PEARL Equities Exchange	Equity
ULTY	Tidal Trust II YieldMax Ultra Option Income Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CRML	Critical Metals Corp ORD USD0.001	CommonStock	PEARL Equities Exchange	Equity
CRMLW	Critical Metals Corp WT EXP 033125	Warrant	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
NRES	Xtrackers RREEF Global Natural Resources ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SCLZ	Swan Enhanced Dividend Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SMXT	SolarMax Technology Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
FFLV	Fidelity Fundamental Large Cap Value ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLDB	Fidelity Low Duration Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MTUS	Metallus Inc. Common Shares	CommonStock	PEARL Equities Exchange	Equity
ASTH	Astrana Health Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
BTFX	CoinShares Valkyrie Bitcoin Futures Leveraged Strategy ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FFLC	Fidelity Fundamental Large Cap Core ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FFLG	Fidelity Fundamental Large Cap Growth ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FFSM	Fidelity Fundamental Small-Mid Cap ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KNOW	Fundamentals First ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LOT	Lotus Technology Inc ADR	AdrCommon	PEARL Equities Exchange	Equity
LOTWW	Lotus Technology Inc WT EXP 022329	Warrant	PEARL Equities Exchange	Equity
MSTY	Tidal Trust II YieldMax MSTR Option Income Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SFEB	FT Vest US Small Cap Moderate Buffer ETF - February ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XFEB	FT Vest US Equity Enhance & Moderate Buffer ETF - February ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AOHY	Angel Oak High Yield Opportunities ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DYCQU	DT Cloud Acquisition Corp UNIT (1 ORD, 1 WT)	Unit	PEARL Equities Exchange	Equity
MBS	Angel Oak Mortgage-Backed Securities ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WETH	Wetouch Technology Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
IROH	Iron Horse Acquisitions Corp COM	CommonStock	PEARL Equities Exchange	Equity
IROHR	Iron Horse Acquisitions Corp. Right	Right	PEARL Equities Exchange	Equity
IROHW	Iron Horse Acquisitions Corp WT EXP	Warrant	PEARL Equities Exchange	Equity
SELX	Semilux International Ltd ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
CERO	CERo Therapeutics Holdings Inc COM CL A USD0.0001	CommonStock	PEARL Equities Exchange	Equity
CEROW	CERo Therapeutics Holdings Inc WT EXP 090126	Warrant	PEARL Equities Exchange	Equity
CHRO	Channel Therapeutics Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
SOC	Sable Offshore Corp. Common Stock	CommonStock	PEARL Equities Exchange	Equity
TVGN	Tevogen Bio Holdings Inc CL ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
TVGNW	Tevogen Bio Holdings Inc WT EXP 021429	Warrant	PEARL Equities Exchange	Equity
AXIL	AXIL Brands, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CANQ	Calamos Nasdaq Equity & Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PRKS	United Parks & Resorts Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
UMAC	Unusual Machines, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ATCH	AtlasClear Holdings, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
DHAI	DIH Holding US Inc CL A COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
DHAIW	DIH Holding US Inc WT EXP 02/07/29	Warrant	PEARL Equities Exchange	Equity
EVLN	Morgan Stanley ETF Trust Eaton Vance Floating Rate ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GRYP	Gryphon Digital Mining Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
HLXB	Helix Acquisition Corp II CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
KBUF	KraneShares Trust KraneShares 90% KWEB Defined Outcome January 2027 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KPRO	KraneShares Trust KraneShares 100% KWEB Defined Outcome January 2027 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MGX	Metagenomi Inc COM	CommonStock	PEARL Equities Exchange	Equity
TELO	Telomir Pharmaceuticals Inc COM	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
BRLS	Borealis Foods Inc CL A COM NPV	CommonStock	PEARL Equities Exchange	Equity
BRLSW	Borealis Foods Inc WRTTS	Warrant	PEARL Equities Exchange	Equity
KYTX	Kyverna Therapeutics Inc COM USD0.00001	CommonStock	PEARL Equities Exchange	Equity
TBBB	BBB Foods Inc. Class A Common Shares	CommonStock	PEARL Equities Exchange	Equity
XXCH	Direxion Shares ETF Trust Direxion Daily MSCI Emerging Markets ex China Bull 2X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
MGNR	American Beacon Select Funds American Beacon GLG Natural Resources ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PMNT	Perfect Moment Ltd. Common Stock	CommonStock	PEARL Equities Exchange	Equity
AHR	American Healthcare REIT, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MITN	AG Mortgage Investment Trust, Inc. 9.500% Senior Notes due 2029	StructuredProduct	PEARL Equities Exchange	Equity
LEGT.U	Legato Merger Corp. III Units, each consisting of one ordinary share and one-half of one warrant	Unit	PEARL Equities Exchange	Equity
STI	Solidion Technology Inc COM	CommonStock	PEARL Equities Exchange	Equity
DCMT	DoubleLine ETF Trust DoubleLine Commodity Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DFVE	DoubleLine ETF Trust DoubleLine Fortune 500 Equal Weight ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FEBP	PGIM S&P 500 Buffer 12 ETF - February ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLJJ	AIM ETF Products Trust AllianzIM U.S. Equity 6 Month Floor5 Jan/Jul ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GUTS	Fractyl Health Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
IFEB	Innovator ETFs Trust Innovator International Developed Power Buffer ETF - February	ExchangeTradedFund	PEARL Equities Exchange	Equity
PBFB	PGIM S&P 500 Buffer 20 ETF - February ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RWTN	Redwood Trust, Inc. 9.125% Senior Notes Due 2029	StructuredProduct	PEARL Equities Exchange	Equity
SIXF	AIM ETF Products Trust AllianzIM U.S. Large Cap 6 Month Buffer10 Feb/Aug ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ANRO	Alto Neuroscience, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ARQ	Arq Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
DAY	Dayforce, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
DCRE	DoubleLine ETF Trust DoubleLine Commercial Real Estate ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GOLY	Strategy Shares Gold Enhanced Yield ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TRUG	TruGolf Holdings Inc COM CL A USD0.0001	CommonStock	PEARL Equities Exchange	Equity
AS	Amer Sports, Inc. Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
ATLCZ	Atlanticus Holdings Corp 9.25 Senior Notes due 2029 STRUCT PRODUCT	Unknown	PEARL Equities Exchange	Equity
FBLG	FibroBiologics Inc COM USD0.00001	CommonStock	PEARL Equities Exchange	Equity
MVPA	Advisor Managed Portfolios Miller Value Partners Appreciation ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QQQI	NEOS Nasdaq 100 High Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VTEC	Vanguard California Tax-Exempt Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VTEI	Vanguard Intermediate-Term Tax-Exempt Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AMJB	JPMorgan Chase & Co. Alerian MLP Index ETNs due January 28, 2044	ExchangeTradedNote	PEARL Equities Exchange	Equity
LFWD	Lifeward Ltd COM ILS0.1	CommonStock	PEARL Equities Exchange	Equity
NBOS	Neuberger Berman ETF Trust Neuberger Berman Option Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XTKG	X3 Holdings Co Ltd ORD USD8.00	CommonStock	PEARL Equities Exchange	Equity
YMAG	Tidal Trust II YieldMax Magnificent 7 Fund of Option Income ETFs	ExchangeTradedFund	PEARL Equities Exchange	Equity
AMIX	Autonomix Medical Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
ECCF	Eagle Point Credit Company Inc. 8.00% Series F Term Preferred Stock due 2029	StructuredProduct	PEARL Equities Exchange	Equity
FLUT	Flutter Entertainment plc Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
NEUE	NeueHealth, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
REAI	Intelligent Real Estate ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AVBP	ArriVent BioPharma Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
BTSG	BrightSpring Health Services Inc COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
BTSGU	BrightSpring Health Services Inc TANGIBLE EQ UNIT	Unit	PEARL Equities Exchange	Equity
HAO	Haoxi Health Technology Ltd CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
PBM	Psyence Biomedical Ltd COM	CommonStock	PEARL Equities Exchange	Equity
PBMWW	Psyence Biomedical Ltd WT EXP 012529	Warrant	PEARL Equities Exchange	Equity
QFLR	Innovator ETFs Trust Innovator Nasdaq-100 Managed Floor ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QMID	WisdomTree U.S. MidCap Quality Growth Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QSML	WisdomTree U.S. SmallCap Quality Growth Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BBBI	BondBloxx ETF Trust BondBloxx BBB Rated 5-10 Year Corporate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BBBL	BondBloxx ETF Trust BondBloxx BBB Rated 10+ Year Corporate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BBBS	BondBloxx ETF Trust BondBloxx BBB Rated 1-5 Year Corporate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CGON	CG Oncology Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
COAL	Exchange Traded Concepts Trust Range Global Coal Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NUKZ	Exchange Traded Concepts Trust Range Nuclear Renaissance Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OFOS	Exchange Traded Concepts Trust Range Global Offshore Oil Services Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SOGP	Sound Group Inc ADR	AdrCommon	PEARL Equities Exchange	Equity
YIBO	Planet Image International Ltd CL A ORD NPV	CommonStock	PEARL Equities Exchange	Equity
CORZ	Core Scientific Inc COM USD0.00001	CommonStock	PEARL Equities Exchange	Equity
CORZW	Core Scientific Inc WT EXP 012327	Warrant	PEARL Equities Exchange	Equity
CORZZ	Core Scientific Inc WT EXP 012329	Warrant	PEARL Equities Exchange	Equity
JL	J-Long Group Ltd ORD USD0.000375	CommonStock	PEARL Equities Exchange	Equity
MFAN	MFA Financial, Inc. 8.875% Senior Notes due 2029	StructuredProduct	PEARL Equities Exchange	Equity
MNTL	Tema Neuroscience and Mental Health ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NCDL	Nuveen Churchill Direct Lending Corp. Common Stock	CommonStock	PEARL Equities Exchange	Equity
SUGP	SU Group Holdings Ltd ORD	CommonStock	PEARL Equities Exchange	Equity
MSDL	Morgan Stanley Direct Lending Fund Common Stock	CommonStock	PEARL Equities Exchange	Equity
XJAN	FT Vest U.S. Equity Enhance & Moderate Buffer ETF - January ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AFJK	Aimei Health Technology Co Ltd ORD	CommonStock	PEARL Equities Exchange	Equity
AFJKR	Aimei Health Technology Co., Ltd Right	Right	PEARL Equities Exchange	Equity
PABD	iShares Paris-Aligned Climate Optimized MSCI World ex USA ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CCMG	EA Series Trust CCM Global Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GXAI	Gaxos.ai Inc COM	CommonStock	PEARL Equities Exchange	Equity
JVSAU	JVSPAC Acquisition Corp UNITS	Unit	PEARL Equities Exchange	Equity
KSPI	Joint Stock Company Kaspi kz ADR	AdrCommon	PEARL Equities Exchange	Equity
PSBD	Palmer Square Capital BDC Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
RJMG	First Trust Exchange-Traded Fund VIII FT Raymond James Multicap Growth Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
YBTC	Roundhill Bitcoin Covered Call Strategy ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CCTG	CCSC Technology International Holdings Ltd CL A ORD	CommonStock	PEARL Equities Exchange	Equity
YMAX	Tidal Trust II YieldMax Universe Fund of Option Income ETFs	ExchangeTradedFund	PEARL Equities Exchange	Equity
CCEF	Calamos ETF Trust Calamos CEF Income & Arbitrage ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	**Security Name**	**Security Class**	**Listed Exchange**	**Instrument Type**
GORV	Lazydays Holdings Inc COM	CommonStock	PEARL Equities Exchange	Equity
HOVR	New Horizon Aircraft Ltd CL A ORD	CommonStock	PEARL Equities Exchange	Equity
HOVRW	New Horizon Aircraft Ltd WT EXP 011128	Warrant	PEARL Equities Exchange	Equity
TBFC	ETF Series Solutions The Brinsmere Fund Conservative ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TBFG	ETF Series Solutions The Brinsmere Fund Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AAPX	T-Rex 2X Long Apple Daily Target ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ARKB	ARK 21Shares Bitcoin ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BITB	Bitwise Bitcoin ETF Bitwise Bitcoin ETF	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
BRRR	Coinshares Valkyrie Bitcoin Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BTCO	Invesco Galaxy Bitcoin ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BTCW	WisdomTree Bitcoin Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EZBC	Franklin Bitcoin ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FBTC	Fidelity Wise Origin Bitcoin Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GBTC	Grayscale Bitcoin Trust ETF Grayscale Bitcoin Trust ETF Shares	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
GOOX	T-Rex 2X Long Alphabet Daily Target ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HODL	VanEck Bitcoin ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HYKE	Vest 2 Year Interest Rate Hedge ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBIT	iShares Bitcoin Trust ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MCHS	Matthews China Discovery Active ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MEMS	Matthews Emerging Markets Discovery Active ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MSFX	T-Rex 2X Long Microsoft Daily Target ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ZTEN	F/m 10-Year Investment Grade Corporate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ZTRE	F/m 3-Year Investment Grade Corporate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ZTWO	F/m 2-Year Investment Grade Corporate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CLBR	Colombier Acquisition Corp. II Class A Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
CLBR.WS	Colombier Acquisition Corp. II Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	Warrant	PEARL Equities Exchange	Equity
DYFI	IDX Dynamic Fixed Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LGHT	Spinnaker ETF Series Langar Global HealthTech ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SYNX	Silynxcom Ltd. Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
NEXN	Nexxen International Ltd ORD USD0.02	CommonStock	PEARL Equities Exchange	Equity
SDHC	Smith Douglas Homes Corp. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
TLPH	Talphera Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
HWH	HWH International Inc COM	CommonStock	PEARL Equities Exchange	Equity
ROMA	Roma Green Finance Ltd COM	CommonStock	PEARL Equities Exchange	Equity
FTRB	Federated Hermes ETF Trust Federated Hermes Total Return Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SKRE	Tuttle Capital Daily 2X Inverse Regional Banks ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MYLD	Cambria Micro and SmallCap Shareholder Yield ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SABA	Saba Capital Income & Opportunities Fund II Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
TYLD	Cambria Tactical Yield ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AJAN	Innovator Equity Defined Protection ETF - 2 Yr to January 2026 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ANSC	Agriculture & Natural Solutions Acquisition Corp ORD	CommonStock	PEARL Equities Exchange	Equity
ANSCW	Agriculture & Natural Solutions Acquisition Corp WRT	Warrant	PEARL Equities Exchange	Equity
JANH	Innovator Premium Income 20 Barrier ETF - January ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JANJ	Innovator Premium Income 30 Barrier ETF - January ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
JANP	PGIM S&P 500 Buffer 12 ETF - January ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LJAN	Innovator Premium Income 15 Buffer ETF - January ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PBJA	PGIM S&P 500 Buffer 20 ETF - January ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KIMpN	Kimco Realty Corporation Depositary Shares, each representing 1/1,000th interest in a share of 7.25% Class N Cumulative Convertible Perpetual Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
BAYA	Bayview Acquisition Corp ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
BAYAR	Bayview Acquisition Corp Right	Right	PEARL Equities Exchange	Equity
ELPC	Companhia Paranaense de Energia - COPEL American Depositary Shares (each representing four (4) Common Shares)	AdrCommon	PEARL Equities Exchange	Equity
ZWZZT	NASDAQ TEST STOCK	CommonStock	PEARL Equities Exchange	Equity
FLYX	flyExclusive, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
FLYX.WS	flyExclusive, Inc. Redeemable warrants, each whole warrant exercisable for one Class A common stock at an exercise price of $11.50 per share	Warrant	PEARL Equities Exchange	Equity
NBBK	NB Bancorp Inc COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
PROP	Prairie Operating Co COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
IROHU	Iron Horse Acquisitions Corp UNTS NPV	Unit	PEARL Equities Exchange	Equity
NUKK	Nukkleus Inc COM	CommonStock	PEARL Equities Exchange	Equity
NUKKW	Nukkleus Inc WT EXP 120428	Warrant	PEARL Equities Exchange	Equity
AISP	Airship AI Holdings Inc COM	CommonStock	PEARL Equities Exchange	Equity
AISPW	Airship AI Holdings Inc WT EXP 122628	Warrant	PEARL Equities Exchange	Equity
BCUS	Exchange Listed Funds Trust Bancreek U.S. Large Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LDTC	LeddarTech Holdings Inc COM	CommonStock	PEARL Equities Exchange	Equity
LDTCW	LeddarTech Holdings Inc WT EXP 011125	Warrant	PEARL Equities Exchange	Equity
MOBX	Mobix Labs Inc CL A COM	CommonStock	PEARL Equities Exchange	Equity
MOBXW	Mobix Labs Inc WT EXP 122128	Warrant	PEARL Equities Exchange	Equity
OILT	Texas Capital Funds Trust Texas Capital Texas Oil Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ONCO	Onconetix Inc COM USD0.00001	CommonStock	PEARL Equities Exchange	Equity
SFLO	VictoryShares Small Cap Free Cash Flow ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TXSS	Texas Capital Texas Small Cap Equity Index ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JDVI	John Hancock Exchange-Traded Fund Trust John Hancock Disciplined Value International Select ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPWO	SP Funds Trust SP Funds S&P World (ex-US) ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WTBN	WisdomTree Bianco Total Return Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ABCS	Alpha Blue Capital US Small-Mid Cap Dynamic ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CDLR	Cadeler A/S American Depositary Shares (each representing four (4) shares of Common Stock)	AdrCommon	PEARL Equities Exchange	Equity
ISPY	ProShares S&P 500 High Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MSAI	MultiSensor AI Holdings Inc COM	CommonStock	PEARL Equities Exchange	Equity
MSAIW	MultiSensor AI Holdings Inc WT EXP 121928	Warrant	PEARL Equities Exchange	Equity
PJBF	PGIM Jennison Better Future ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PJFM	PGIM Jennison Focused Mid-Cap ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PJIO	PGIM ETF Trust PGIM Jennison International Opportunities ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PRAE	Northern Lights Fund Trust III PlanRock Alternative Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PSH	PGIM Short Duration High Yield ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GDEC	FT Vest US Equity Moderate Buffer ETF - December ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LGCB	Linkage Global Inc CL A ORD USD0.0025	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
MFICL	MidCap Financial Investment Corporation 8.00% Notes due 2028	Unknown	PEARL Equities Exchange	Equity
NGNE	Neurogene Inc COM USD0.000001	CommonStock	PEARL Equities Exchange	Equity
XIDE	FT Vest U.S. Equity Buffer & Premium Income ETF - December ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CLOD	Themes Cloud Computing ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DEC	Diversified Energy Company plc Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
FINE	Themes European Luxury ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GSIB	Themes Global Systemically Important Banks ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IDGT	iShares Trust iShares U.S. Digital Infrastructure and Real Estate ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BAYAU	Bayview Acquisition Corp UNIT (1 ORD 1 RT)	Unit	PEARL Equities Exchange	Equity
BNZI	Banzai International Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
BNZIW	Banzai International Inc WT EXP 120728	Warrant	PEARL Equities Exchange	Equity
BRTR	iShares Total Return Active ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CA	Xtrackers California Municipal Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VCRB	Vanguard Core Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AUMI	Themes Gold Miners ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BUFC	AB Conservative Buffer ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CPLS	AB Core Plus Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CZAR	Themes Natural Monopoly ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DSX.WS	Diana Shipping Inc. Warrants to Purchase Common Stock (expiring on or about December 14, 2026)	Warrant	PEARL Equities Exchange	Equity
EFCpD	Ellington Financial Inc. 7.00% Series D Cumulative Perpetual Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
EYEG	AB Corporate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GQI	Natixis ETF Trust Natixis Gateway Quality Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SMCF	Themes US Small Cap Cash Flow Champions ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TAFL	AB Active ETFs, Inc. AB Tax-Aware Long Municipal ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TAFM	AB Active ETFs, Inc. AB Tax-Aware Intermediate Municipal ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
USRD	Themes US R&D Champions ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ZKH	ZKH Group Limited American Depositary Shares, each representing thirty-five (35) Class A Ordinary Shares	AdrCommon	PEARL Equities Exchange	Equity
ECDA	ECD Automotive Design Inc COM	CommonStock	PEARL Equities Exchange	Equity
ECDAW	ECD Automotive Design Inc WT EXP 121228	Warrant	PEARL Equities Exchange	Equity
INHD	INNO Holdings Inc COM	CommonStock	PEARL Equities Exchange	Equity
MYND	Mynd.ai, Inc. American Depositary Shares, each representing ten (10) Class A Ordinary Shares	AdrCommon	PEARL Equities Exchange	Equity
FGN	F&G Annuities & Life, Inc. 7.950% Senior Notes due 2053	StructuredProduct	PEARL Equities Exchange	Equity
SCAP	Series Portfolios Trust Infrastructure Capital Small Cap Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AIRL	Themes Airlines ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ECO	Okeanis Eco Tankers Corp. Common Stock	CommonStock	PEARL Equities Exchange	Equity
SPAM	Themes Cybersecurity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TDI	Touchstone Dynamic International ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WISE	Themes Generative Artificial Intelligence ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CARK	The Advisors Inner Circle Fund II CastleArk Large Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NSI	National Security Emerging Markets Index ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VPLS	Vanguard Core Plus Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HQGO	Hartford US Quality Growth ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QOWZ	Invesco Nasdaq Free Cash Flow Achievers ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
DIVG	Invesco Exchange-Traded Fund Trust II Invesco S&P 500 High Dividend Growers ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SMTH	ALPS ETF Trust ALPS Smith Core Plus Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VMAX	Hartford US Value ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LSEQ	Harbor ETF Trust Harbor Long-Short Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RSSB	Return Stacked Global Stocks & Bonds ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VGSR	Vert Global Sustainable Real Estate ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AFJKU	Aimei Health Technology Co Ltd UNIT	Unit	PEARL Equities Exchange	Equity
SOAR	Volato Group, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
BANCpF	Banc of California, Inc. Depositary Shares, each representing 1/40th interest in one share of 7.75% Non-Cumulative Perpetual Preferred Stock, Series F of the Company	PreferredStock	PEARL Equities Exchange	Equity
GGUS	Goldman Sachs ETF Trust Goldman Sachs MarketBeta Russell 1000 Growth Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GSIW	Garden Stage Ltd ORD	CommonStock	PEARL Equities Exchange	Equity
GVUS	Goldman Sachs ETF Trust Goldman Sachs MarketBeta Russell 1000 Value Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IDEC	Innovator ETFs Trust Innovator International Developed Power Buffer ETF - December	ExchangeTradedFund	PEARL Equities Exchange	Equity
NRSH	Tidal ETF Trust Aztlan North America Nearshoring Stock Selection ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SCEpM	Edison International 7.50% Trust Preference Securities	StructuredProduct	PEARL Equities Exchange	Equity
SPTE	SP Funds Trust SP Funds S&P Global Technology ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WS	Worthington Steel, Inc. Common Shares	CommonStock	PEARL Equities Exchange	Equity
FEBO	Fenbo Holdings Ltd ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
LBO	WHITEWOLF Publicly Listed Private Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QETA	Quetta Acquisition Corp COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
QETAR	Quetta Acquisition Corporation Right	Right	PEARL Equities Exchange	Equity
SMCO	Hilton Small-MidCap Opportunity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XBP	XBP Europe Holdings Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
XBPEW	XBP Europe Holdings Inc WT EXP 113028	Warrant	PEARL Equities Exchange	Equity
BILD	Macquarie ETF Trust Macquarie Global Listed Infrastructure ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CPAI	Northern Lights Fund Trust III Counterpoint Quantitative Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PWER	Macquarie ETF Trust Macquarie Energy Transition ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
STAX	Macquarie ETF Trust Macquarie Tax-Free USA Short Term ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AIYY	Tidal Trust II YieldMax AI Option Income Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SYRE	Spyre Therapeutics Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
VSHY	Virtus ETF Trust II Virtus Newfleet Short Duration High Yield Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPKL	Spark I Acquisition Corp CL A ORD NPV	CommonStock	PEARL Equities Exchange	Equity
SPKLW	Spark I Acquisition Corp WT EXP 100130	Warrant	PEARL Equities Exchange	Equity
NMFCZ	New Mountain Finance Corporation 8.250 Notes due 2028 STRUCT PRODUCT	Unknown	PEARL Equities Exchange	Equity
ABLLL	Abacus Global Management Inc 9.875 Fixed Rate Senior Notes due 2028 STRUCT PRODUCT	Unknown	PEARL Equities Exchange	Equity
CGBDL	Carlyle Secured Lending Inc 8.20 Notes due 2028 STRUCT PRODUCT	Unknown	PEARL Equities Exchange	Equity
HRTS	Tema GLP-1 Obesity & Cardiometabolic ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AGQI	First Trust Exchange-Traded Fund VIII First Trust Active Global Quality Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ELAB	PMGC Holdings Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
FELC	Fidelity Covington Trust Fidelity Enhanced Large Cap Core ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
FELG	Fidelity Covington Trust Fidelity Enhanced Large Cap Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FELV	Fidelity Covington Trust Fidelity Enhanced Large Cap Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FENI	Fidelity Covington Trust Fidelity Enhanced International ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FESM	Fidelity Covington Trust Fidelity Enhanced Small Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FMDE	Fidelity Covington Trust Fidelity Enhanced Mid Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GNOV	FT Vest US Equity Moderate Buffer ETF - November ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PDX	PIMCO Dynamic Income Strategy Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
SNOV	FT Vest U.S. Small Cap Moderate Buffer ETF - November ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XNOV	FT Vest U.S. Equity Enhance & Moderate Buffer ETF - November ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CLBR.U	Colombier Acquisition Corp. II Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	Unit	PEARL Equities Exchange	Equity
ABTS	Abits Group Inc ORD	CommonStock	PEARL Equities Exchange	Equity
RVMDW	Revolution Medicines Inc WT EXP 121726	Warrant	PEARL Equities Exchange	Equity
CAPT	Captivision Inc ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
CAPTW	Captivision Inc WT EXP 11/15/2028	Warrant	PEARL Equities Exchange	Equity
CRTC	DBX ETF Trust Xtrackers US National Critical Technologies ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DDC	DDC Enterprise Limited Class A Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
MURA	Mural Oncology plc ORD	CommonStock	PEARL Equities Exchange	Equity
SDCP	Virtus ETF Trust II Virtus Newfleet Short Duration Core Plus Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ARKD	ARK 21Shares Blockchain and Digital Economy Innovation ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GHMS	Goose Hollow Multi-Strategy Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QLTY	The 2023 ETF Series Trust II GMO U.S. Quality ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
THTA	Tidal ETF Trust SoFi Enhanced Yield ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ARKA	ARK 21Shares Active Bitcoin Futures Strategy ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ARKZ	ARK 21Shares Active Ethereum Futures Strategy ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DYNI	IDX Dynamic Innovation ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RNAC	Cartesian Therapeutics Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
RR	Richtech Robotics Inc CL B COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
SHIM	Shimmick Corp COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
SGN	Signing Day Sports, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CRGX	CARGO Therapeutics Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
ODVWZ	Osisko Development Corp WT EXP 052727	Warrant	PEARL Equities Exchange	Equity
ANSCU	Agriculture & Natural Solutions Acquisition Corp UNIT(1 ORD 1/2 WRRT)	Unit	PEARL Equities Exchange	Equity
AVEE	American Century ETF Trust Avantis Emerging Markets Small Cap Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AVMC	American Century ETF Trust Avantis U.S. Mid Cap Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AVMV	American Century ETF Trust Avantis U.S. Mid Cap Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BEEZ	Honeytree U.S. Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BWTG	Brendan Wood TopGun Index ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CHR	Cheer Holding Inc CL A COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
HG	Hamilton Insurance Group, Ltd. Class B Common Shares	CommonStock	PEARL Equities Exchange	Equity
JSI	Janus Detroit Street Trust Janus Henderson Securitized Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MAGS	Roundhill Magnificent Seven ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AERT	Aeries Technology Inc CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
AERTW	Aeries Technology Inc WT EXP 11/6/2028	Warrant	PEARL Equities Exchange	Equity
DFGP	Dimensional Global Core Plus Fixed Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DFGX	Dimensional Global ex US Core Fixed Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DGCB	Dimensional Global Credit ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FTCB	First Trust Exchange-Traded Fund IV First Trust Core Investment Grade ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GVH	Globavend Holdings Ltd ORD USD0.001	CommonStock	PEARL Equities Exchange	Equity
LQAI	Exchange Listed Funds Trust LG QRAFT AI-Powered U.S. Large Cap Core ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MTBA	Simplify Exchange Traded Funds Simplify MBS ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ONMD	OneMedNet Corp COM CL A	CommonStock	PEARL Equities Exchange	Equity
ONMDW	OneMedNet Corp WT EXP 11/7/28	Warrant	PEARL Equities Exchange	Equity
OPTX	Syntec Optics Holdings Inc CL A COM	CommonStock	PEARL Equities Exchange	Equity
OPTXW	Syntec Optics Holdings Inc WRRTS	Warrant	PEARL Equities Exchange	Equity
SHRT	Tidal ETF Trust Gotham Short Strategies ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TBG	EA Series Trust TBG Dividend Focus ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BRNS	Barinthus Biotherapeutics plc ADR	AdrCommon	PEARL Equities Exchange	Equity
BYON	Beyond, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
FFOG	Franklin Focused Growth ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KRRO	Korro Bio Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
RMCO	Royalty Management Holding Corp COM CL A	CommonStock	PEARL Equities Exchange	Equity
RMCOW	Royalty Management Holding Corp WT EXP 052826	Warrant	PEARL Equities Exchange	Equity
CREV	Carbon Revolution Public Limited Company ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
CREVW	Carbon Revolution Public Limited Company WRRT	Warrant	PEARL Equities Exchange	Equity
DFVX	Dimensional ETF Trust Dimensional US Large Cap Vector ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DVDN	ETF Opportunities Trust Kingsbarn Dividend Opportunity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ETpI	Energy Transfer LP Series I Fixed Rate Perpetual Preferred Units	PreferredStock	PEARL Equities Exchange	Equity
JDOC	JPMorgan Healthcare Leaders ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JHAC	John Hancock Exchange-Traded Fund Trust John Hancock Fundamental All Cap Core ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JHMU	John Hancock Exchange-Traded Fund Trust John Hancock Dynamic Municipal Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LXEO	Lexeo Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
SETH	ProShares Trust ProShares Short Ether ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SRHR	Elevation Series Trust SRH REIT Covered Call ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NLOP	Net Lease Office Properties Common Stock	CommonStock	PEARL Equities Exchange	Equity
TRAK	ReposiTrak, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
AMZP	Kurv Yield Premium Strategy Amazon (AMZN) ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ENGN	enGene Holdings Inc CL A COM	CommonStock	PEARL Equities Exchange	Equity
ENGNW	enGene Holdings Inc WT EXP 10/31/28	Warrant	PEARL Equities Exchange	Equity
FTHF	First Trust Exchange-Traded Fund II First Trust Emerging Markets Human Flourishing ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GOOP	Kurv Yield Premium Strategy Google (GOOGL) ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
INOV	Innovator ETFs Trust Innovator International Developed Power Buffer ETF - November	ExchangeTradedFund	PEARL Equities Exchange	Equity
IWMY	Tidal Trust II Defiance R2000 Enhanced Options & 0DTE Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MSFY	Kurv Yield Premium Strategy Microsoft (MSFT) ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ATGL	Alpha Technology Group Ltd CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
GYRE	Gyre Therapeutics Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
AAPY	Kurv Yield Premium Strategy Apple (AAPL) ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BHYB	Xtrackers USD High Yield BB-B ex Financials ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BLCR	iShares Large Cap Core Active ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CCIA	Carlyle Credit Income Fund 8.75% Series A Preferred Shares due 2028	StructuredProduct	PEARL Equities Exchange	Equity
GPIQ	Goldman Sachs Nasdaq-100 Premium Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GPIX	Goldman Sachs S&P 500 Premium Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NFLP	Kurv Yield Premium Strategy Netflix (NFLX) ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TSLP	Kurv Yield Premium Strategy Tesla (TSLA) ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BUFZ	FT Vest Laddered Moderate Buffer ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MNR	Mach Natural Resources LP Common Units representing Limited Partner Interests	Unit	PEARL Equities Exchange	Equity
MRNY	Tidal Trust II YieldMax MRNA Option Income Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AIRE	reAlpha Tech Corp COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
GOCT	FT Vest U.S. Equity Moderate Buffer ETF - October ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XOCT	FT Vest US Equity Enhance & Moderate Buffer ETF - October ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ABVX	ABIVAX Societe Anonyme ADR	AdrCommon	PEARL Equities Exchange	Equity
CPBI	Central Plains Bancshares Inc COM	CommonStock	PEARL Equities Exchange	Equity
EVHY	Morgan Stanley ETF Trust Eaton Vance High Yield ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EVIM	Morgan Stanley ETF Trust Eaton Vance Intermediate Municipal Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EVSB	Morgan Stanley ETF Trust Eaton Vance Ultra-Short Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IRTR	iShares Trust iShares LifePath Retirement ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ITDB	iShares Trust iShares LifePath Target Date 2030 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ITDC	iShares Trust iShares LifePath Target Date 2035 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ITDD	iShares Trust iShares LifePath Target Date 2040 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ITDE	iShares Trust iShares LifePath Target Date 2045 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ITDF	iShares Trust iShares LifePath Target Date 2050 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ITDG	iShares Trust iShares LifePath Target Date 2055 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ITDH	iShares Trust iShares LifePath Target Date 2060 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ITDI	iShares Trust iShares LifePath Target Date 2065 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NVDQ	T-Rex 2X Inverse NVIDIA Daily Target ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NVDX	T-Rex 2X Long NVIDIA Daily Target ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PAPI	Morgan Stanley ETF Trust Parametric Equity Premium Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PHEQ	Morgan Stanley ETF Trust Parametric Hedged Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TRML	Tourmaline Bio Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
TSLT	T-REX 2X Long Tesla Daily Target ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TSLZ	T-Rex 2X Inverse Tesla Daily Target ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ULY	Urgent.ly Inc COM	CommonStock	PEARL Equities Exchange	Equity
NCL	Northann Corp. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CGRO	Tidal Trust II CoreValues Alpha Greater China Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NATL	NCR Atleos Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
NBCE	Neuberger Berman ETF Trust Neuberger Berman China Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QUVU	Hartford Quality Value ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VYX	NCR Voyix Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
MNY	MoneyHero Ltd CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
MNYWW	MoneyHero Ltd WT EXP 09/13/2028	Warrant	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
FEPI	REX FANG & Innovation Equity Premium Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JBND	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Active Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ATPC	Agape ATP Corp COM	CommonStock	PEARL Equities Exchange	Equity
KGEI	Kolibri Global Energy Inc COM	CommonStock	PEARL Equities Exchange	Equity
BIRK	Birkenstock Holding plc Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
GMM	Global Mofy AI Ltd CL A ORD USD0.00003	CommonStock	PEARL Equities Exchange	Equity
LRHC	La Rosa Holdings Corp COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
PMEC	Primech Holdings Ltd ORD	CommonStock	PEARL Equities Exchange	Equity
GV	Visionary Holdings Inc COM	CommonStock	PEARL Equities Exchange	Equity
XFLX	FundX Investment Trust FundX Flexible ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XRLX	FundX Investment Trust FundX Conservative ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BINV	Brandes International ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BSMC	Brandes U.S. Small-Mid Cap Value ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BUSA	Brandes U.S. Value ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FBYD	Falcon's Beyond Global Inc CL A COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
FBYDW	Falcon's Beyond Global Inc WT EXP 031626	Warrant	PEARL Equities Exchange	Equity
GSC	Goldman Sachs ETF Trust Goldman Sachs Small Cap Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JTEK	JPMorgan U.S. Tech Leaders ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QETAU	Quetta Acquisition Corp UNIT (1 COM, 0.1 RT)	Unit	PEARL Equities Exchange	Equity
SPKLU	Spark I Acquisition Corp UNIT (1 CLA 1/2 WT)	Unit	PEARL Equities Exchange	Equity
BTOP	Bitwise Funds Trust Bitwise Trendwise BTC/ETH and Treasuries Rotation Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CVRT	Calamos ETF Trust Calamos Convertible Equity Alternative ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SWKHL	SWK Holdings Corp 9.00 Senior Notes due 2027 STRUCT PRODUCT	Unknown	PEARL Equities Exchange	Equity
AETH	Bitwise Funds Trust Bitwise Trendwise Ether and Treasuries Rotation Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BETE	ProShares Trust ProShares Bitcoin & Ether Equal Weight ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BETH	ProShares Trust ProShares Bitcoin & Ether Market Cap Weight ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EALT	Innovator U.S. Equity 5 to 15 Buffer ETF - Quarterly ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EETH	ProShares Trust ProShares Ether ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FDCE	Foundations Dynamic Core ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FDGR	Foundations Dynamic Growth ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FDTB	Foundations Dynamic Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FDVL	Foundations Dynamic Value ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HOCT	Innovator Premium Income 9 Buffer ETF - October ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KNGZ	First Trust S&P 500 Diversified Dividend Aristocrats ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LOCT	Innovator Premium Income 15 Buffer ETF - October ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MSS	Maison Solutions Inc CL A COM	CommonStock	PEARL Equities Exchange	Equity
OCTD	Innovator Premium Income 10 Barrier ETF - October ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OCTH	Innovator Premium Income 20 Barrier ETF - October ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OCTJ	Innovator Premium Income 30 Barrier ETF - October ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OCTQ	Innovator Premium Income 40 Barrier ETF - October ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SMIZ	Zacks Trust Zacks Small/Mid Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SOVF	Elevation Series Trust Sovereign's Capital Flourish Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
ZALT	Innovator U.S. Equity 10 Buffer ETF - Quarterly ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
COCH	Envoy Medical Inc CL A COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
COCHW	Envoy Medical Inc WT EXP 9/29/2028	Warrant	PEARL Equities Exchange	Equity
ESLA	Estrella Immunopharma Inc COM	CommonStock	PEARL Equities Exchange	Equity
ESLAW	Estrella Immunopharma Inc WT EXP 09/29/2028	Warrant	PEARL Equities Exchange	Equity
HELO	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Hedged Equity Laddered Overlay ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KLG	WK Kellogg Co. Common Stock	CommonStock	PEARL Equities Exchange	Equity
NVNI	Nvni Group Ltd ORD USD0.00001	CommonStock	PEARL Equities Exchange	Equity
NVNIW	Nvni Group Ltd WT EXP	Warrant	PEARL Equities Exchange	Equity
VLTO	Veralto Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
VSTS	Vestis Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
ANL	Adlai Nortye Ltd ADR	AdrCommon	PEARL Equities Exchange	Equity
AVLC	American Century ETF Trust Avantis U.S. Large Cap Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BALI	BlackRock ETF Trust - iShares Advantage Large Cap Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BTCT	BTC Digital Ltd COM	CommonStock	PEARL Equities Exchange	Equity
CGBL	Capital Group Core Balanced ETF Capital Group Core Balanced ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CGCB	Capital Group Fixed Income ETF Trust Capital Group Core Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CGDG	Capital Group Dividend Growers ETF Capital Group Dividend Growers ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CGIE	Capital Group International Equity ETF Capital Group International Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CGSM	Capital Group Fixed Income ETF Trust Capital Group Short Duration Municipal Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TMET	iShares Transition-Enabling Metals ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BAMA	Brookstone Active ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BAMD	Brookstone Dividend Stock ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BAMO	Brookstone Opportunities ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BAMY	Brookstone Yield ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PMTU	PennyMac Mortgage Investment Trust 8.50% Senior Notes due 2028	StructuredProduct	PEARL Equities Exchange	Equity
SGD	Safe and Green Development Corp COM	CommonStock	PEARL Equities Exchange	Equity
VSME	VS MEDIA Holdings Ltd CL A ORD NPV	CommonStock	PEARL Equities Exchange	Equity
BAMB	Brookstone Intermediate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BAMG	Brookstone Growth Stock ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BAMU	Brookstone Ultra-Short Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BAMV	Brookstone Value Stock ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DFAW	Dimensional ETF Trust Dimensional World Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DUSB	Dimensional ETF Trust Dimensional Ultrashort Fixed Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LRE	Lead Real Estate Co Ltd ADR	AdrCommon	PEARL Equities Exchange	Equity
NSApB	National Storage Affiliates Trust 6.000% Series B Cumulative Redeemable Preferred Shares of Beneficial Interest	PreferredStock	PEARL Equities Exchange	Equity
PYPY	Tidal Trust II YieldMax PYPL Option Income Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GGM	Northern Lights Fund Trust II GGM Macro Alignment ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ADVE	Matthews International Funds Matthews Asia Dividend Active ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ASIA	Matthews International Funds Matthews Pacific Tiger Active ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CDT	Conduit Pharmaceuticals Inc COM	CommonStock	PEARL Equities Exchange	Equity
CDTTW	Conduit Pharmaceuticals Inc WT EXP 092228	Warrant	PEARL Equities Exchange	Equity
EMSF	Matthews International Funds Matthews Emerging Markets Sustainable Future Active ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	**Security Name**	**Security Class**	**Listed Exchange**	**Instrument Type**
INDE	Matthews International Funds Matthews India Active ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JPAN	Matthews International Funds Matthews Japan Active ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
THAR	Tharimmune Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
YHGJ	Yunhong Green CTI Ltd COM USD.065	CommonStock	PEARL Equities Exchange	Equity
DESK	VanEck ETF Trust VanEck Office and Commercial REIT ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBIF	iShares Trust iShares iBonds Oct 2029 Term TIPS ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBIG	iShares Trust iShares iBonds Oct 2030 Term TIPS ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBIH	iShares Trust iShares iBonds Oct 2031 Term TIPS ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBII	iShares Trust iShares iBonds Oct 2032 Term TIPS ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBIJ	iShares Trust iShares iBonds Oct 2033 Term TIPS ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TURB	Turbo Energy SA ADS	AdrCommon	PEARL Equities Exchange	Equity
WABF	Western Asset Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ABAT	American Battery Technology Company COM	CommonStock	PEARL Equities Exchange	Equity
BSCX	Invesco BulletShares 2033 Corporate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BSJV	Invesco BulletShares 2031 High Yield Corporate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BSSX	Invesco BulletShares 2033 Municipal Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FDIV	MarketDesk Focused U.S. Dividend ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GFR	Greenfire Resources Ltd. Common Shares	CommonStock	PEARL Equities Exchange	Equity
HCOW	Amplify COWS Covered Call ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LRGC	AB Active ETFs, Inc. AB US Large Cap Strategic Equities ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MDBH	MDB Capital Holdings LLC CL A COM	CommonStock	PEARL Equities Exchange	Equity
RDZN	Roadzen Inc CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
RDZNW	Roadzen Inc WT EXP 113028	Warrant	PEARL Equities Exchange	Equity
SRBK	SR Bancorp Inc COM	CommonStock	PEARL Equities Exchange	Equity
AMDY	Tidal Trust II Yieldmax AMD Option Income Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CART	Maplebear Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
GSEP	FT Vest US Equity Moderate Buffer ETF - September ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KVYO	Klaviyo, Inc. Series A Common Stock	CommonStock	PEARL Equities Exchange	Equity
XISE	FT Vest U.S. Equity Buffer & Premium Income ETF - September ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BGIG	ETF Series Solutions Bahl & Gaynor Income Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CCG	Cheche Group Inc SHS CL A	CommonStock	PEARL Equities Exchange	Equity
CCGWW	Cheche Group Inc *W EXP 10/01/2030	Warrant	PEARL Equities Exchange	Equity
FTLF	FitLife Brands Inc COM	CommonStock	PEARL Equities Exchange	Equity
HYSA	BondBloxx ETF Trust BondBloxx USD High Yield Bond Sector Rotation ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBIB	iShares Trust iShares iBonds Oct 2025 Term TIPS ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBIC	iShares Trust iShares iBonds Oct 2026 Term TIPS ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBID	iShares Trust iShares iBonds Oct 2027 Term TIPS ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBIE	iShares Trust iShares iBonds Oct 2028 Term TIPS ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MI	NFT Limited Class A Ordinary Share	CommonStock	PEARL Equities Exchange	Equity
CDP	COPT Defense Properties Common Shares of Beneficial Interest	CommonStock	PEARL Equities Exchange	Equity
DTCK	Davis Commodities Ltd ORD	CommonStock	PEARL Equities Exchange	Equity
HYAC	Haymaker Acquisition Corp. 4 Class A Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
HYAC.WS	Haymaker Acquisition Corp. 4 Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	Warrant	PEARL Equities Exchange	Equity
JGLO	JPMorgan Global Select Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
JIVE	JPMorgan International Value ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KVAC	Keen Vision Acquisition Corp ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
KVACW	Keen Vision Acquisition Corp WT EXP 031528	Warrant	PEARL Equities Exchange	Equity
MAPP	Harbor ETF Trust Harbor Multi-Asset Explorer ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NMRA	Neumora Therapeutics Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
QQQY	Defiance Nasdaq 100 Enhanced Options & 0DTE Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SHOT	Safety Shot Inc COM	CommonStock	PEARL Equities Exchange	Equity
SHOTW	Safety Shot Inc WT EXP 061725	Warrant	PEARL Equities Exchange	Equity
SMRI	Bushido Capital US Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ARM	Arm Holdings plc ADR	AdrCommon	PEARL Equities Exchange	Equity
ARMN	Aris Mining Corporation Common Shares	CommonStock	PEARL Equities Exchange	Equity
COWS	Amplify Cash Flow Dividend Leaders ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DCOR	Dimensional ETF Trust Dimensional US Core Equity 1 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NVDD	Direxion Daily NVDA Bear 1X Shares ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NVDU	Direxion Daily NVDA Bull 2X Shares ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SHLD	Global X Funds Global X Defense Tech ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CLDI	Calidi Biotherapeutics, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
SPDG	SPDR Series Trust SPDR Portfolio S&P Sector Neutral Dividend ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPPL	SIMPPLE LTD ORD USD0.0008	CommonStock	PEARL Equities Exchange	Equity
DNTH	Dianthus Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
GNLpD	Global Net Lease, Inc. 7.50% Series D Cumulative Redeemable Perpetual Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
GNLpE	Global Net Lease, Inc. 7.375% Series E Cumulative Redeemable Perpetual Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
JPMO	Tidal Trust II YieldMax JPM Option Income Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MDAI	Spectral AI Inc CL A COM NPV	CommonStock	PEARL Equities Exchange	Equity
MDAIW	Spectral AI Inc WT EXP 9/11/2028	Warrant	PEARL Equities Exchange	Equity
NWGL	Nature Wood Group Ltd ADS	AdrCommon	PEARL Equities Exchange	Equity
TKO	TKO Group Holdings, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
SLE	Super League Enterprise Inc COM	CommonStock	PEARL Equities Exchange	Equity
PODC	PodcastOne Inc COM USD0.00001	CommonStock	PEARL Equities Exchange	Equity
ELUT	Elutia Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
KLXY	KraneShares Trust KraneShares Global Luxury Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MSTI	Madison ETFs Trust Madison Short Term Strategic Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RSST	Return Stacked US Stocks & Managed Futures ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SCNI	Scinai Immunotherapeutics Ltd ADR	AdrCommon	PEARL Equities Exchange	Equity
XFIX	F/m Opportunistic Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SWIN	Solowin Holdings CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
GDEV	GDEV Inc ORD	CommonStock	PEARL Equities Exchange	Equity
GDEVW	GDEV Inc WT EXP 082626	Warrant	PEARL Equities Exchange	Equity
JPEF	JPMorgan Equity Focus ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LTRYW	Lottery com Inc WT EXP	Warrant	PEARL Equities Exchange	Equity
NETD	Nabors Energy Transition Corp II CL A ORD NPV	CommonStock	PEARL Equities Exchange	Equity
NETDW	Nabors Energy Transition Corp II WT EXP 090128	Warrant	PEARL Equities Exchange	Equity
SVA	Sinovac Biotech Ltd SHS	CommonStock	PEARL Equities Exchange	Equity
WTO	UTime Ltd COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
ISEP	Innovator ETFs Trust Innovator International Developed Power Buffer ETF - September	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
NEWTI	NewtekOne Inc 8.00 Fixed Rate Senior Notes due 2028 STRUCT PRODUCT	Unknown	PEARL Equities Exchange	Equity
RDUS	Radius Recycling Inc CL A COM USD.01	CommonStock	PEARL Equities Exchange	Equity
SEPT	AIM ETF Products Trust AllianzIM U.S. Large Cap Buffer10 Sep ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SEPW	AIM ETF Products Trust AllianzIM U.S. Large Cap Buffer20 Sep ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AHLT	American Beacon Select Funds American Beacon AHL Trend ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FTWO	EA Series Trust Strive Natural Resources and Security ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MWG	Multi Ways Holdings Limited Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
XOMO	Tidal Trust II YieldMax XOM Option Income Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
COR	Cencora, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
IVP	Inspire Veterinary Partners Inc CL A COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
PCGG	Litman Gregory Funds Trust Polen Capital Global Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
USSE	Segall Bryant & Hamill Trust Segall Bryant & Hamill Select Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
APOS	Apollo Global Management, Inc. 7.625% Fixed-Rate Resettable Junior Subordinated Notes due 2053	StructuredProduct	PEARL Equities Exchange	Equity
MAGG	Madison ETFs Trust Madison Aggregate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BEEP	Mobile Infrastructure Corp COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
BMVP	Invesco Exchange-Traded Fund Trust Invesco Bloomberg MVP Multifactor ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DARP	Tidal Trust II Grizzle Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DISO	Tidal Trust II YieldMax DIS Option Income Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GGME	Invesco Exchange-Traded Fund Trust Invesco Next Gen Media and Gaming ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GOVI	Invesco Equal Weight 0-30 Year Treasury ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GRPM	Invesco Exchange-Traded Fund Trust Invesco S&P MidCap 400 GARP ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IGPT	Invesco Exchange-Traded Fund Trust Invesco AI and Next Gen Software ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KNCT	Invesco Exchange-Traded Fund Trust Invesco Next Gen Connectivity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MSFO	Tidal Trust II YieldMax MSFT Option Income Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
POWA	Invesco Exchange-Traded Self-Indexed Fund Trust Invesco Bloomberg Pricing Power ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RINC	Investment Managers Series Trust II AXS Real Estate Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TBLL	Invesco Exchange-Traded Fund Trust II Invesco Short Term Treasury ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WHFCL	WhiteHorse Finance Inc 7.875 Notes due 2028 STRUCT PRODUCT	Unknown	PEARL Equities Exchange	Equity
FCFY	First Trust Exchange-Traded Fund First Trust S&P 500 Diversified Free Cash Flow ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BETR	Better Home & Finance Holding Co COM CL A	CommonStock	PEARL Equities Exchange	Equity
BETRW	Better Home & Finance Holding Co WT EXP 121526	Warrant	PEARL Equities Exchange	Equity
CMCI	VanEck CMCI Commodity Strategy ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CVRD	Madison ETFs Trust Madison Covered Call ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LGRO	Level Four Large Cap Growth Active ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ALNT	Allient Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
AMDS	GraniteShares 1x Short AMD Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CAML	Professionally Managed Portfolios Congress Large Cap Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CSMD	Professionally Managed Portfolios Congress SMid Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NVD	GraniteShares 2x Short NVDA Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
TSDD	GraniteShares 2x Short TSLA Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TSLR	GraniteShares 2x Long TSLA Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FMST	Foremost Clean Energy Ltd COM	CommonStock	PEARL Equities Exchange	Equity
FMSTW	Foremost Clean Energy Ltd WT EXP 08/24/28	Warrant	PEARL Equities Exchange	Equity
GAUG	FT Vest U.S. Equity Moderate Buffer ETF - August ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SAUG	FT Vest US Small Cap Moderate Buffer ETF - August ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XAUG	FT Vest US Equity Enhance & Moderate Buffer ETF - August ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BRAZ	Global X Funds Global X Brazil Active ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NDIA	Global X Funds Global X India Active ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
REGCO	Regency Centers Corp. 5.875% SR B CUM RED	PreferredStock	PEARL Equities Exchange	Equity
REGCP	Regency Centers Corp. 6.25% SR A CUM RED	PreferredStock	PEARL Equities Exchange	Equity
ABLV	Able View Global Inc CL B ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
ABLVW	Able View Global Inc WT EXP 081828	Warrant	PEARL Equities Exchange	Equity
CNFRZ	Conifer Holdings Inc 9.75 NT 28 ETN	Unknown	PEARL Equities Exchange	Equity
GLADZ	Gladstone Capital Corp 7.75 Notes due 2028 ETN	Unknown	PEARL Equities Exchange	Equity
VTAK	Catheter Precision, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
BOWN	Bowen Acquisition Corp COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
BOWNR	Bowen Acquisition Corp Rights	Right	PEARL Equities Exchange	Equity
CRVO	CervoMed Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
GECCZ	Great Elm Capital Corp 8.75 Notes due 2028 STRUCT PROD	Unknown	PEARL Equities Exchange	Equity
SEZL	Sezzle Inc COM	CommonStock	PEARL Equities Exchange	Equity
APOpA	Apollo Global Management, Inc. 6.75% Series A Mandatory Convertible Preferred Stock	StructuredProduct	PEARL Equities Exchange	Equity
AZTR	Azitra Inc Common Stock	CommonStock	PEARL Equities Exchange	Equity
CANC	Tema Oncology ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CONY	Tidal Trust II YieldMax COIN Option Income Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DIVL	Madison ETFs Trust Madison Dividend Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TPET	Trio Petroleum Corp. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ACIC	American Coastal Insurance Corp COM USD.001	CommonStock	PEARL Equities Exchange	Equity
DRUP	GraniteShares ETF Trust GraniteShares Nasdaq Select Disruptors ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SRM	SRM Entertainment Inc COM	CommonStock	PEARL Equities Exchange	Equity
VFS	VinFast Auto Ltd ORD CL A	CommonStock	PEARL Equities Exchange	Equity
VFSWW	VinFast Auto Ltd WRRTS	Warrant	PEARL Equities Exchange	Equity
DBD	Diebold Nixdorf, Incorporated Common Shares	CommonStock	PEARL Equities Exchange	Equity
HHH	Howard Hughes Holdings Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
BUXX	EA Series Trust Strive Enhanced Income Short Maturity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JTAI	Jet.AI Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
STXT	EA Series Trust Strive Total Return Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TLSI	TriSalus Life Sciences Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
TLSIW	TriSalus Life Sciences Inc WT EX	Warrant	PEARL Equities Exchange	Equity
PUTD	Cboe Validus S&P 500 Dynamic PutWrite Index ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SDVD	FT Vest SMID Rising Dividend Achievers Target Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TDVI	FT Vest Technology Dividend Target Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ZSC	USCF ETF Trust USCF Sustainable Commodity Strategy Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
NFLY	Tidal Trust II YieldMax NFLX Option Income Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NRXS	Neuraxis, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
FTEL	Fitell Corp ORD	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
TGLR	LAFFER TENGLER Equity Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FIIG	First Trust Exchange-Traded Fund IV First Trust Intermediate Duration Investment Grade Corporate ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RENB	Renovaro Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
ESGL	ESGL Holdings Ltd CL A COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
ESGLW	ESGL Holdings Ltd WT EXP 101928	Warrant	PEARL Equities Exchange	Equity
LDWY	Insignia Systems Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
LLYVA	Liberty Media Corp Liberty Live Group SR A COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
LLYVK	Liberty Media Corp Liberty Live Group SR C COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
MGOV	First Trust Exchange-Traded Fund IV First Trust Intermediate Government Opportunities ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HF	Tidal Trust II DGA Core Plus Absolute Return ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MIRA	MIRA Pharmaceuticals Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
ALUR	Allurion Technologies, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ALUR.WS	Allurion Technologies, Inc. Warrants, each whole warrant exercisable to purchase 0.056818 shares of common stock at an exercise price of $202.50 per share of common stock	Warrant	PEARL Equities Exchange	Equity
AUGT	AIM ETF Products Trust AllianzIM U.S. Large Cap Buffer10 Aug ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AUGW	AIM ETF Products Trust AllianzIM U.S. Large Cap Buffer20 Aug ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MAMA	Mama's Creations Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
ROE	Astoria US Equal Weight Quality Kings ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VETZ	Tidal ETF Trust Academy Veteran Impact ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BVFL	BV Financial Inc COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
EICB	Eagle Point Income Company Inc. 7.75% Series B Term Preferred Stock Due 2028	StructuredProduct	PEARL Equities Exchange	Equity
FLEU	Franklin Templeton ETF Trust Franklin FTSE Eurozone ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CTNT	Cheetah Net Supply Chain Service Inc CL A COM	CommonStock	PEARL Equities Exchange	Equity
JPLD	JPMorgan Limited Duration Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SN	SharkNinja, Inc. Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
FBY	Tidal Trust II YieldMax META Option Income Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GOOY	Tidal Trust II YieldMax GOOGL Option Income Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
USFI	BrandywineGLOBAL - U.S. Fixed Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CCIF	Carlyle Credit Income Fund Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
DYLG	Global X Funds Global X Dow 30 Covered Call & Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PAAA	PGIM ETF Trust PGIM AAA CLO ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PRZO	ParaZero Technologies Ltd ORD	CommonStock	PEARL Equities Exchange	Equity
SDOT	Sadot Group Inc COM	CommonStock	PEARL Equities Exchange	Equity
PSDM	PGIM Short Duration Multi-Sector Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SRFM	Surf Air Mobility Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
AMZY	Tidal Trust II YieldMax AMZN Option Income Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ELWS	Earlyworks Co Ltd ADS	AdrCommon	PEARL Equities Exchange	Equity
GJUL	FT Vest US Equity Moderate Buffer ETF - July ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HYAC.U	Haymaker Acquisition Corp. 4 Units, each consisting one Class A Ordinary Share and one-half of one redeemable Warrant	Unit	PEARL Equities Exchange	Equity
KVACU	Keen Vision Acquisition Corp UNITS	Unit	PEARL Equities Exchange	Equity
XJUL	FT Vest US Equity Enhance & Moderate Buffer ETF - July ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AEON	AEON Biopharma, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
AVDS	American Century ETF Trust Avantis International Small Cap Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
ESHA	ESH Acquisition Corp ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
ESHAR	ESH Acquisition Corp. Right	Right	PEARL Equities Exchange	Equity
TSBX	Turnstone Biologics Corp COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
BGLC	BioNexus Gene Lab Corp COM	CommonStock	PEARL Equities Exchange	Equity
CLOX	Series Portfolios Trust Eldridge AAA CLO ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PSQH	PSQ Holdings, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
PSQH.WS	PSQ Holdings, Inc. Warrants, each exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	PEARL Equities Exchange	Equity
TSEC	Touchstone ETF Trust Touchstone Securitized Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LTRY	Lottery com Inc COM	CommonStock	PEARL Equities Exchange	Equity
ODD	ODDITY Tech Ltd CL A ORD NPV	CommonStock	PEARL Equities Exchange	Equity
TJUL	Innovator Equity Defined Protection ETF - 2 Yr to July 2025 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JMHI	J.P. Morgan Exchange-Traded Fund Trust JPMorgan High Yield Municipal ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JMSI	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Sustainable Municipal Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MKOR	Matthews International Funds Matthews Korea Active ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
APGE	Apogee Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
CHPS	Xtrackers Semiconductor Select Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NETDU	Nabors Energy Transition Corp II UNITS	Unit	PEARL Equities Exchange	Equity
PSWD	Xtrackers Cybersecurity Select Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SGMT	Sagimet Biosciences Inc COM SR A USD.0001	CommonStock	PEARL Equities Exchange	Equity
TXS	Texas Capital Funds Trust Texas Capital Texas Equity Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
UPGR	Xtrackers US Green Infrastructure Select Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BCHP	Principal Focused Blue Chip ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLOW	Global X Funds Global X U.S. Cash Flow Kings 100 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TFPN	Tidal Trust II Blueprint-Chesapeake Multi-Asset Trend ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BOWNU	Bowen Acquisition Corp UNITS	Unit	PEARL Equities Exchange	Equity
SCYB	Schwab Strategic Trust Schwab High Yield Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MRT	Marti Technologies, Inc. Class A Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
QIS	Simplify Exchange Traded Funds Simplify Multi-QIS Alternative ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SXTP	60 Degrees Pharmaceuticals Inc COM	CommonStock	PEARL Equities Exchange	Equity
SXTPW	60 Degrees Pharmaceuticals Inc WT EXP 051628	Warrant	PEARL Equities Exchange	Equity
EG	Everest Group, Ltd. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MUSQ	Exchange Traded Concepts Trust MUSQ Global Music Industry Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ELVA	Electrovaya Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
LZM	Lifezone Metals Limited Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
LZM.WS	Lifezone Metals Limited Warrants	Warrant	PEARL Equities Exchange	Equity
OBDC	Blue Owl Capital Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
PWM	Prestige Wealth Inc CL A ORD	CommonStock	PEARL Equities Exchange	Equity
ABL	Abacus Global Management Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
ABLLW	Abacus Global Management Inc WT EXP 063028	Warrant	PEARL Equities Exchange	Equity
PHIN	PHINIA Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
BGC	BGC Group Inc CL A COM USD.01	CommonStock	PEARL Equities Exchange	Equity
BTM	Bitcoin Depot Inc CL A COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
BTMWW	Bitcoin Depot Inc WT EXP 022427	Warrant	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
FTRE	Fortrea Holdings Inc COM	CommonStock	PEARL Equities Exchange	Equity
JULD	Innovator Premium Income 10 Barrier ETF - July ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JULH	Innovator Premium Income 20 Barrier ETF - July ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JULJ	Innovator Premium Income 30 Barrier ETF - July ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JULQ	Innovator Premium Income 40 Barrier ETF - July ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AENT	Alliance Entertainment Holding Corp COM CL A	CommonStock	PEARL Equities Exchange	Equity
AENTW	Alliance Entertainment Holding Corp WT EXP 021126	Warrant	PEARL Equities Exchange	Equity
AVGV	American Century ETF Trust Avantis All Equity Markets Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AVMA	American Century ETF Trust Avantis Moderate Allocation ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AVNM	American Century ETF Trust Avantis All International Markets Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AVNV	American Century ETF Trust Avantis All International Markets Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BDVG	Litman Gregory Funds Trust IMGP Berkshire Dividend Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBTO	iShares iBonds Dec 2033 Term Treasury ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
INTS	Intensity Therapeutics Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
IVVB	iShares Large Cap Deep Buffer ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IVVM	iShares Large Cap Moderate Buffer ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LSGR	Natixis ETF Trust II Natixis Loomis Sayles Focused Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BITX	2x Bitcoin Strategy ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VTMX	Vesta Real Estate Corporation American Depositary Shares, each representing ten (10) Common Shares	AdrCommon	PEARL Equities Exchange	Equity
CARD	Bank of Montreal MAX Auto Industry -3X Inverse Leveraged ETNs	ExchangeTradedNote	PEARL Equities Exchange	Equity
CARU	Bank of Montreal MAX Auto Industry 3X Leveraged ETNs	ExchangeTradedNote	PEARL Equities Exchange	Equity
FIHL	Fidelis Insurance Holdings Limited Common Shares	CommonStock	PEARL Equities Exchange	Equity
GENK	GEN Restaurant Group Inc CL A COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
KGS	Kodiak Gas Services, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
NE.WS	Noble Corporation plc Tranche 1 Warrants	Warrant	PEARL Equities Exchange	Equity
NE.WS.A	Noble Corporation plc Tranche 2 Warrants	Warrant	PEARL Equities Exchange	Equity
SVV	Savers Value Village, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CRDT	Simplify Exchange Traded Funds Simplify Opportunistic Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DFCA	Dimensional ETF Trust Dimensional California Municipal Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ALCY	Alchemy Investments Acquisition Corp 1 CL A ORD	CommonStock	PEARL Equities Exchange	Equity
ALCYW	Alchemy Investments Acquisition Corp 1 WT EXP 113027	Warrant	PEARL Equities Exchange	Equity
ICOP	iShares Copper and Metals Mining ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ILIT	iShares Lithium Miners and Producers ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TOON	Kartoon Studios, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
BILZ	PIMCO ETF Trust PIMCO Ultra Short Government Active Exchange-Traded Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
HCMT	Direxion Shares ETF Trust Direxion HCM Tactical Enhanced US ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBDY	iShares Trust iShares iBonds Dec 2033 Term Corporate ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBHJ	iShares iBonds 2030 Term High Yield and Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PYLD	PIMCO ETF Trust PIMCO Multisector Bond Active Exchange-Traded Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
VFLO	VictoryShares Free Cash Flow ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CISS	C3is Inc COM	CommonStock	PEARL Equities Exchange	Equity
CLIP	Global X Funds Global X 1-3 Month T-Bill ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
FFLS	Northern Lights Fund Trust II The Future Fund Long/Short ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JETD	Bank of Montreal MAX Airlines -3X Inverse Leveraged ETNs	ExchangeTradedNote	PEARL Equities Exchange	Equity
JETU	Bank of Montreal MAX Airlines 3X Leveraged ETNs	ExchangeTradedNote	PEARL Equities Exchange	Equity
METCB	Ramaco Resources Inc COM CL B	CommonStock	PEARL Equities Exchange	Equity
DTI	Drilling Tools International Corp COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
FDIF	Fidelity Disruptors ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GJUN	FT Vest U.S. Equity Moderate Buffer ETF - June ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NVRI	Enviri Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
BOF	BranchOut Food Inc COM	CommonStock	PEARL Equities Exchange	Equity
WKC	World Kinect Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
CSWCZ	Capital Southwest Corp 7.75 Notes due 2028 STRUCT PRODUCT	Unknown	PEARL Equities Exchange	Equity
TCAF	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price Capital Appreciation Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TGRT	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TMSL	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price Small-Mid Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TNONW	Tenon Medical Inc WT EXP 061628	Warrant	PEARL Equities Exchange	Equity
TOUS	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price International Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TVAL	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CALC	CalciMedica Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
CAVA	CAVA Group, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
DUBS	Aptus Large Cap Enhanced Yield ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FBOT	Fidelity Disruptive Automation ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FDCF	Fidelity Disruptive Communications ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FDFF	Fidelity Disruptive Finance ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FDTX	Fidelity Disruptive Technology ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FMED	Fidelity Disruptive Medicine ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AACT	Ares Acquisition Corporation II Class A Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
AACT.WS	Ares Acquisition Corporation II Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	PEARL Equities Exchange	Equity
INDV	Indivior PLC ORD	CommonStock	PEARL Equities Exchange	Equity
INCM	Franklin Templeton ETF Trust Franklin Income Focus ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NPWR	NET Power Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
NPWR.WS	NET Power Inc. Redeemable warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	PEARL Equities Exchange	Equity
RMIF	LHA Risk-Managed Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
USCL	iShares Climate Conscious & Transition MSCI USA ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BENF	Beneficient CL A COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
BENFW	Beneficient WT EXP 6/7/2028	Warrant	PEARL Equities Exchange	Equity
GXUS	Goldman Sachs ETF Trust II Goldman Sachs MarketBeta Total International Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LANDP	Gladstone Land Corporation 6% SER C CUM PFD	PreferredStock	PEARL Equities Exchange	Equity
RUNN	Running Oak Efficient Growth ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FI	Fiserv, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
RSPC	Invesco Exchange-Traded Fund Trust Invesco S&P 500 Equal Weight Communication Services ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RSPD	Invesco Exchange-Traded Fund Trust Invesco S&P 500 Equal Weight Consumer Discretionary ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
RSPF	Invesco Exchange-Traded Fund Trust Invesco S&P 500® Equal Weight Financials ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RSPG	Invesco Exchange-Traded Fund Trust Invesco S&P 500 Equal Weight Energy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RSPH	Invesco Exchange-Traded Fund Trust Invesco S&P 500® Equal Weight Health Care ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RSPM	Invesco Exchange-Traded Fund Trust Invesco S&P 500® Equal Weight Materials ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RSPN	Invesco Exchange-Traded Fund Trust Invesco S&P 500® Equal Weight Industrials ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RSPR	Invesco Exchange-Traded Fund Trust Invesco S&P 500 Equal Weight Real Estate ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RSPS	Invesco Exchange-Traded Fund Trust Invesco S&P 500® Equal Weight Consumer Staples ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RSPT	Invesco Exchange-Traded Fund Trust Invesco S&P 500® Equal Weight Technology ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RSPU	Invesco Exchange-Traded Fund Trust Invesco S&P 500® Equal Weight Utilities ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CJET	Chijet Motor Co Inc CL A COM USD0.003	CommonStock	PEARL Equities Exchange	Equity
ELTX	Elicio Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
GAINL	Gladstone Investment Corp 8.00 Notes due 2028 STRUCT PRODUCT	Unknown	PEARL Equities Exchange	Equity
JUNT	AIM ETF Products Trust AllianzIM U.S. Large Cap Buffer10 Jun ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JUNW	AIM ETF Products Trust AllianzIM U.S. Large Cap Buffer20 Jun ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CBUS	Cibus Inc COM	CommonStock	PEARL Equities Exchange	Equity
KNF	Knife River Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
ALLpJ	The Allstate Corporation Depositary Shares each representing a 1/1,000th interest in a share of Fixed Rate Noncumulative Perpetual Preferred Stock, Series J	PreferredStock	PEARL Equities Exchange	Equity
ATMU	Atmus Filtration Technologies Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ATS	ATS Corporation Common Shares	CommonStock	PEARL Equities Exchange	Equity
LAES	SEALSQ Corp ORD USD0.01	CommonStock	PEARL Equities Exchange	Equity
TYGO	Tigo Energy Inc COM	CommonStock	PEARL Equities Exchange	Equity
BINC	BlackRock ETF Trust II iShares Flexible Income Active ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BLCV	BlackRock ETF Trust iShares Large Cap Value Active ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CNVS	Cineverse Corp COM USD.001	CommonStock	PEARL Equities Exchange	Equity
GMAY	FT Vest US Equity Moderate Buffer ETF - May ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OBK	Origin Bancorp, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
SMAY	FT Vest U.S. Small Cap Moderate Buffer ETF - May ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CHAT	Tidal Trust II Roundhill Generative AI & Technology ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ECML	EA Series Trust Euclidean Fundamental Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FGDL	Franklin Templeton Holdings Trust Franklin Responsibly Sourced Gold ETF	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
OAKU	Oak Woods Acquisition Corp CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
OAKUR	Oak Woods Acquisition Corporation Right	Right	PEARL Equities Exchange	Equity
OAKUW	Oak Woods Acquisition Corp WRRT	Warrant	PEARL Equities Exchange	Equity
PEMX	Putnam ETF Trust Putnam Emerging Markets ex-China ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ZTAX	X-Square Series Trust X-Square Municipal Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BKIV	BNY Mellon Innovators ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BKWO	BNY Mellon Women's Opportunities ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MGRM	Monogram Technologies Inc COM	CommonStock	PEARL Equities Exchange	Equity
SDA	SunCar Technology Group Inc ORD	CommonStock	PEARL Equities Exchange	Equity
SDAWW	SunCar Technology Group Inc WT EXP 050828	Warrant	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
CWD	CaliberCos Inc CL A COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
EMC	Global X Funds Global X Emerging Markets Great Consumer ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EMM	Global X Funds Global X Emerging Markets ex-China ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HYFI	AB Active ETFs, Inc. AB High Yield ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RVTY	Revvity, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
TBMC	Trailblazer Merger Corp I CL A COM	CommonStock	PEARL Equities Exchange	Equity
TBMCR	Trailblazer Merger Corporation I Rights	Right	PEARL Equities Exchange	Equity
FORL	Four Leaf Acquisition Corp CL A COM	CommonStock	PEARL Equities Exchange	Equity
FORLW	Four Leaf Acquisition Corp WT 15/03/2028	Warrant	PEARL Equities Exchange	Equity
TOLL	Tema Monopolies and Oligopolies ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BBEM	JPMorgan BetaBuilders Emerging Markets Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BCAL	California BanCorp COM	CommonStock	PEARL Equities Exchange	Equity
BDGS	Bridges Capital Tactical ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBMR	iShares iBonds Dec 2029 Term Muni Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LUX	Tema ETF Trust Tema Luxury ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NVDY	Tidal Trust II YieldMax NVDA Option Income Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RSHO	Tema ETF Trust Tema American Reshoring ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CMDT	PIMCO ETF Trust PIMCO Commodity Strategy Active Exchange-Traded Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
IQRA	New York Life Investments Active ETF Trust NYLI CBRE Real Assets ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ALCYU	Alchemy Investments Acquisition Corp 1 UNITS	Unit	PEARL Equities Exchange	Equity
SVRE	SaverOne 2014 Ltd ADR	AdrCommon	PEARL Equities Exchange	Equity
SVREW	SaverOne 2014 Ltd WT EXP 060227	Warrant	PEARL Equities Exchange	Equity
TPCS	TechPrecision Corp COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
USE	USCF ETF Trust USCF Energy Commodity Strategy Absolute Return Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
APCB	Trust For Professional Managers ActivePassive Core Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
APIE	Trust For Professional Managers ActivePassive International Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
APMU	Trust For Professional Managers ActivePassive Intermediate Municipal Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
APUE	Trust For Professional Managers ActivePassive U.S. Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BWET	Amplify Commodity Trust Breakwave Tanker Shipping ETF	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
CAFG	Pacer US Small Cap Cash Cows Growth Leaders ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KVUE	Kenvue Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
HEAT	Touchstone Climate Transition ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IDUB	Aptus International Enhanced Yield ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MAYT	AIM ETF Products Trust AllianzIM U.S. Large Cap Buffer10 May ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MAYW	AIM ETF Products Trust AllianzIM U.S. Large Cap Buffer20 May ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TRNR	Interactive Strength Inc ORD	CommonStock	PEARL Equities Exchange	Equity
DOGG	FT Vest DJIA Dogs 10 Target Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BHRB	Burke & Herbert Financial Services Corp COM NPV	CommonStock	PEARL Equities Exchange	Equity
CRED	Columbia ETF Trust I Columbia Research Enhanced Real Estate ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MDLV	Morgan Dempsey Large Cap Value ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GAPR	FT Vest US Equity Moderate Buffer ETF - April ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GRI	GRI Bio Inc COM	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
SAZ	Saratoga Investment Corp. 8.50% Notes due 2028	StructuredProduct	PEARL Equities Exchange	Equity
VCIG	VCI Global Limited ORD SHS	CommonStock	PEARL Equities Exchange	Equity
AACT.U	Ares Acquisition Corporation II Units, consisting of one Class A ordinary share and one-half of one redeemable warrant	Unit	PEARL Equities Exchange	Equity
JYD	Jayud Global Logistics Ltd CL A ORD	CommonStock	PEARL Equities Exchange	Equity
SPHR	Sphere Entertainment Co. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
BBIB	JPMorgan BetaBuilders U.S. Treasury Bond 3-10 Year ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BBLB	JPMorgan BetaBuilders U.S. Treasury Bond 20 Year ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BBSB	JPMorgan BetaBuilders U.S. Treasury Bond 1-3 Year ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FDAT	Tidal Trust II Tactical Advantage ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
USGO	US GoldMining Inc COM	CommonStock	PEARL Equities Exchange	Equity
USGOW	US GoldMining Inc WT EXP	Warrant	PEARL Equities Exchange	Equity
WLGS	WANG & LEE GROUP Inc ORD	CommonStock	PEARL Equities Exchange	Equity
UCAR	U Power Ltd CL A ORD	CommonStock	PEARL Equities Exchange	Equity
APLY	Tidal Trust II YieldMax AAPL Option Income Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BSR	Northern Lights Fund Trust II Beacon Selective Risk ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BTR	Northern Lights Fund Trust II Beacon Tactical Risk ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BTDR	Bitdeer Technologies Group ORD SHS CL A	CommonStock	PEARL Equities Exchange	Equity
GDTC	CytoMed Therapeutics Limited ORD	CommonStock	PEARL Equities Exchange	Equity
PTEC	Global X PropTech ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HAPS	Harbor ETF Trust Harbor Human Capital Factor US Small Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PKST	Peakstone Realty Trust Common Shares	CommonStock	PEARL Equities Exchange	Equity
GDHG	Golden Heaven Group Holdings Ltd CL A ORD NPV	CommonStock	PEARL Equities Exchange	Equity
MKAM	MKAM ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBOT	VanEck Robotics ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ARBB	ARB IOT Group Limited Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
CXT	Crane NXT, Co. Common Stock	CommonStock	PEARL Equities Exchange	Equity
DMBS	DoubleLine ETF Trust DoubleLine Mortgage ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ISPR	Ispire Technology Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
OCTO	Eightco Holdings Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
USCA	DBX ETF Trust Xtrackers MSCI USA Climate Action Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
APRH	Innovator Premium Income 20 Barrier ETF - April ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
APRJ	Innovator Premium Income 30 Barrier ETF - April ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DIVY	Tidal ETF Trust Sound Equity Dividend Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FXED	Tidal ETF Trust Sound Enhanced Fixed Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HKIT	Hitek Global Inc CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
HSHP	Himalaya Shipping Ltd. Common Shares	CommonStock	PEARL Equities Exchange	Equity
SFWL	Shengfeng Development Ltd CL A ORD	CommonStock	PEARL Equities Exchange	Equity
SGLC	The RBB Fund, Inc. SGI U.S. Large Cap Core ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
STHO	Star Holdings SHS BEN INT	Unknown	PEARL Equities Exchange	Equity
UHG	United Homes Group Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
UHGWW	United Homes Group Inc WT EXP 03/30/28	Warrant	PEARL Equities Exchange	Equity
APLM	Apollomics Inc ORD CL A USD0.0001	CommonStock	PEARL Equities Exchange	Equity
APLMW	Apollomics Inc WT EXP 4/1/28	Warrant	PEARL Equities Exchange	Equity
CHSN	Chanson International Holding CL A ORD	CommonStock	PEARL Equities Exchange	Equity
DIST	Distoken Acquisition Corp ORD	CommonStock	PEARL Equities Exchange	Equity
DISTR	Distoken Acquisition Corporation Right	Right	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
DISTW	Distoken Acquisition Corp WT EXP 113027	Warrant	PEARL Equities Exchange	Equity
DYTA	SGI Dynamic Tactical ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ETEC	iShares Breakthrough Environmental Solutions ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MGIH	Millennium Group International Holdings Ltd ORD	CommonStock	PEARL Equities Exchange	Equity
HLP	Hongli Group Inc ORD	CommonStock	PEARL Equities Exchange	Equity
HARD	Simplify Exchange Traded Funds Simplify Commodities Strategy No K-1 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
UFIV	US Treasury 5 Year Note ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
USVN	US Treasury 7 Year Note ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
UTHY	US Treasury 30 Year Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
UTRE	US Treasury 3 Year Note ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
UTWY	US Treasury 20 Year Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ZJYL	Jin Medical International Ltd ORD SHS	CommonStock	PEARL Equities Exchange	Equity
BDRX	Biodexa Pharmaceuticals Plc ADR	AdrCommon	PEARL Equities Exchange	Equity
OAKUU	Oak Woods Acquisition Corp UNIT	Unit	PEARL Equities Exchange	Equity
BANL	CBL International Ltd ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
CETY	Clean Energy Technologies Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
NIKL	Sprott Nickel Miners ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FWD	AB Active ETFs, Inc. AB Disruptors ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HIDV	AB Active ETFs, Inc. AB US High Dividend ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JXNpA	Jackson Financial Inc. Depositary Shares, Each Representing a 1/1,000th Interest in a share of Fixed-Rate Reset Noncumulative Perpetual Preferred Stock, Series A	PreferredStock	PEARL Equities Exchange	Equity
LOWV	AB Active ETFs, Inc. AB US Low Volatility Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BITC	Bitwise Funds Trust Bitwise Trendwise Bitcoin and Treasuries Rotation Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NB	NioCorp Developments Ltd COM	CommonStock	PEARL Equities Exchange	Equity
NIOBW	NioCorp Developments Ltd WT EXP 031728	Warrant	PEARL Equities Exchange	Equity
ZURA	Zura Bio Limited ORD CL A	CommonStock	PEARL Equities Exchange	Equity
GMAR	FT Vest U.S. Equity Moderate Buffer ETF - March ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SHCO	Soho House & Co Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
XMAR	FT Vest US Equity Enhance & Moderate Buffer ETF - March ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CLCO	Cool Company Ltd. Common Shares	CommonStock	PEARL Equities Exchange	Equity
FORLU	Four Leaf Acquisition Corp UNIT	Unit	PEARL Equities Exchange	Equity
MGRX	Mangoceuticals Inc COM	CommonStock	PEARL Equities Exchange	Equity
OMH	Ohmyhome Ltd ORD USD0.01	CommonStock	PEARL Equities Exchange	Equity
FTAIM	FTAI Aviation Ltd 9.500% CUM PFD D	PreferredStock	PEARL Equities Exchange	Equity
FUSI	American Century ETF Trust American Century Multisector Floating Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ICG	Intchains Group Ltd ADS	AdrCommon	PEARL Equities Exchange	Equity
JCHI	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Active China ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SNAV	Mohr Sector Nav ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CXAI	CXApp Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
CXAIW	CXApp Inc WT EXP 031428	Warrant	PEARL Equities Exchange	Equity
IZM	ICZOOM Group Inc CL A ORD USD0.16	CommonStock	PEARL Equities Exchange	Equity
OPXS	Optex Systems Holdings Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
BSVO	EA Bridgeway Omni Small-Cap Value ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FTIF	First Trust Exchange-Traded Fund First Trust Bloomberg Inflation Sensitive Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	**Security Name**	**Security Class**	**Listed Exchange**	**Instrument Type**
PAVS	Paranovus Entertainment Technology Ltd ORD CL A	CommonStock	PEARL Equities Exchange	Equity
LMND.WS	Lemonade, Inc. Warrants to purchase Common Stock	Warrant	PEARL Equities Exchange	Equity
AIXI	Xiao-I Corp ADR	AdrCommon	PEARL Equities Exchange	Equity
GMUN	Goldman Sachs ETF Trust Goldman Sachs Community Municipal Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VTES	Vanguard Wellington Fund Vanguard Short-Term Tax Exempt Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AESI	Atlas Energy Solutions Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CARM	Carisma Therapeutics Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
JPSV	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Active Small Cap Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SMX	SMX (Security Matters) Public Ltd Co ORD CL A	CommonStock	PEARL Equities Exchange	Equity
SMXWW	SMX (Security Matters) Public Ltd Co WT EXP 030728	Warrant	PEARL Equities Exchange	Equity
TORO	Toro Corp COM	CommonStock	PEARL Equities Exchange	Equity
XBIL	US Treasury 6 Month Bill ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AWEG	The Alger ETF Trust Alger Weatherbie Enduring Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CAOS	Alpha Architect Tail Risk ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AMBI	Ambipar Emergency Response Class A Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
AMBI.WS	Ambipar Emergency Response Warrants to purchase Class A ordinary shares, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	Warrant	PEARL Equities Exchange	Equity
EMDM	First Trust Exchange-Traded Fund II First Trust Bloomberg Emerging Market Democracies ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HBANL	Huntington Bancshares Inc 6.875% DEP PFD	Unknown	PEARL Equities Exchange	Equity
ASBA	Associated Banc-Corp 6.625% Fixed-Rate Reset Subordinated Notes due 2033	StructuredProduct	PEARL Equities Exchange	Equity
OCS	Oculis Holding AG COM CL A	CommonStock	PEARL Equities Exchange	Equity
OCSAW	Oculis Holding AG WT EXP 030228	Warrant	PEARL Equities Exchange	Equity
BSMW	Invesco BulletShares 2032 Municipal Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SLND.WS	Southland Holdings, Inc. Redeemable Warrants, each whole warrant exercisable for shares of common stock at an exercise price of $11.50 per share	Warrant	PEARL Equities Exchange	Equity
GLOF	iShares Trust iShares Global Equity Factor ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HUBC	HUB CYBER SECURITY (ISRAEL) LTD ORD	CommonStock	PEARL Equities Exchange	Equity
HUBCW	HUB CYBER SECURITY (ISRAEL) LTD WT EXP 022728	Warrant	PEARL Equities Exchange	Equity
HUBCZ	HUB CYBER SECURITY (ISRAEL) LTD WT EXP 082225	Warrant	PEARL Equities Exchange	Equity
LVRO	Lavoro Ltd COM CL A	CommonStock	PEARL Equities Exchange	Equity
LVROW	Lavoro Ltd WT EXP 080926	Warrant	PEARL Equities Exchange	Equity
MART	AIM ETF Products Trust AllianzIM U.S. Large Cap Buffer10 Mar ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MARW	AIM ETF Products Trust AllianzIM U.S. Large Cap Buffer20 Mar ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ZVRA	Zevra Therapeutics Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
BMR	Beamr Imaging Ltd ORD	CommonStock	PEARL Equities Exchange	Equity
ISRL	Israel Acquisitions Corp CL A ORD NPV	CommonStock	PEARL Equities Exchange	Equity
ISRLW	Israel Acquisitions Corp WT EXP	Warrant	PEARL Equities Exchange	Equity
RCKTW	Rocket Pharmaceuticals Inc WT EXP 090226	Warrant	PEARL Equities Exchange	Equity
UPBD	Upbound Group Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
BEMB	iShares J.P. Morgan Broad USD Emerging Markets Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ELVN	Enliven Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
BTE	Baytex Energy Corp. Common Shares	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
DULL	Bank of Montreal MicroSectors Gold 3X Inverse Leveraged ETNs due January 29, 2043	ExchangeTradedFund	PEARL Equities Exchange	Equity
NVIR	Listed Funds Trust Horizon Kinetics Energy and Remediation ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SHNY	Bank of Montreal MicroSectors Gold 3X Leveraged ETNs due January 29, 2043	ExchangeTradedFund	PEARL Equities Exchange	Equity
STRW	Strawberry Fields REIT, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CATX	Perspective Therapeutics, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
GFEB	FT Vest U.S. Equity Moderate Buffer ETF - February ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IVRS	iShares Trust iShares Future Metaverse Tech and Communications ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SLND	Southland Holdings, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
VGAS	Verde Clean Fuels Inc CL A COM	CommonStock	PEARL Equities Exchange	Equity
VGASW	Verde Clean Fuels Inc WT EXP 020426	Warrant	PEARL Equities Exchange	Equity
SUPP	TCW ETF Trust TCW Transform Supply Chain ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WTID	Bank of Montreal MicroSectors Energy 3X Inverse Leveraged ETNs due January 29, 2043	ExchangeTradedNote	PEARL Equities Exchange	Equity
WTIU	Bank of Montreal MicroSectors Energy 3X Leveraged ETNs due January 29, 2043	ExchangeTradedNote	PEARL Equities Exchange	Equity
BFRG	Bullfrog AI Holdings Inc COM	CommonStock	PEARL Equities Exchange	Equity
BFRGW	Bullfrog AI Holdings Inc WT EXP	Warrant	PEARL Equities Exchange	Equity
LUNR	Intuitive Machines Inc CL A COM	CommonStock	PEARL Equities Exchange	Equity
CAMX	The Advisors Inner Circle Fund Cambiar Aggressive Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ENLT	Enlight Renewable Energy Ltd ORD	CommonStock	PEARL Equities Exchange	Equity
LNZA	LanzaTech Global Inc COM	CommonStock	PEARL Equities Exchange	Equity
LNZAW	LanzaTech Global Inc WT EXP 02/06/28	Warrant	PEARL Equities Exchange	Equity
MLYS	Mineralys Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
EFCpC	Ellington Financial Inc. 8.625% Series C Fixed-Rate Reset Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
HSAI	Hesai Group ADR	CommonStock	PEARL Equities Exchange	Equity
NXT	Nextracker Inc COM	CommonStock	PEARL Equities Exchange	Equity
RSBT	Return Stacked Bonds & Managed Futures ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SURI	Simplify Exchange Traded Funds Simplify Propel Opportunities ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NANC	Unusual Whales Subversive Democratic Trading ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
UNIY	WisdomTree Voya Yield Enhanced USD Universal Bond Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LICN	Lichen International Ltd CL A ORD USD0.008	CommonStock	PEARL Equities Exchange	Equity
MPU	Mega Matrix Inc. Class A Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
SROI	Calamos ETF Trust Calamos Antetokounmpo Global Sustainable Equities ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ASST	Asset Entities Inc CL B COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
GPCR	Structure Therapeutics Inc ADR	AdrCommon	PEARL Equities Exchange	Equity
COPJ	Sprott Junior Copper Miners ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EGUS	iShares ESG Aware MSCI USA Growth ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EVUS	iShares ESG Aware MSCI USA Value ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FEBT	AIM ETF Products Trust AllianzIM U.S. Large Cap Buffer10 Feb ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FEBW	AIM ETF Products Trust AllianzIM U.S. Large Cap Buffer20 Feb ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LITP	Sprott Lithium Miners ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SETM	Sprott Critical Materials ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
URNJ	Sprott Junior Uranium Miners ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
BBAG	J.P. Morgan Exchange-Traded Fund Trust JPMorgan BetaBuilders U.S. Aggregate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BBCB	J.P. Morgan Exchange-Traded Fund Trust JPMorgan BetaBuilders USD Investment Grade Corporate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BBHY	JPMorgan BetaBuilders USD High Yield Corporate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CDEI	Morgan Stanley ETF Trust Calvert US Large-Cap Diversity, Equity and Inclusion Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CVIE	Morgan Stanley ETF Trust Calvert International Responsible Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CVLC	Morgan Stanley ETF Trust Calvert US Large-Cap Core Responsible Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CVMC	Morgan Stanley ETF Trust Calvert US Mid-Cap Core Responsible Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CVSB	Morgan Stanley ETF Trust Calvert Ultra-Short Investment Grade ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CVSE	Morgan Stanley ETF Trust Calvert US Select Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LALT	First Trust Exchange-Traded Fund VIII First Trust Multi-Strategy Alternative ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MEDX	Horizon Kinetics Medical ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPAQ	Horizon Kinetics SPAC Active ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
STXE	EA Series Trust Strive Emerging Markets Ex-China ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BREA	Brera Holdings PLC CL B ORD USD0.005	CommonStock	PEARL Equities Exchange	Equity
CRGO	Freightos Ltd ORD SHS CL A	CommonStock	PEARL Equities Exchange	Equity
CRGOW	Freightos Ltd WT EXP 012328	Warrant	PEARL Equities Exchange	Equity
OBIO	Orchestra BioMed Holdings Inc COM	CommonStock	PEARL Equities Exchange	Equity
RYSE	Vest 10 Year Interest Rate Hedge ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FTBD	Fidelity Merrimack Street Trust Fidelity Tactical Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GNLX	Genelux Corp COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
HSPO	Horizon Space Acquisition I Corp ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
HSPOR	Horizon Space Acquisition I Corp. Right	Right	PEARL Equities Exchange	Equity
HSPOW	Horizon Space Acquisition I Corp WT EXP 03/02/29	Warrant	PEARL Equities Exchange	Equity
TXO	TXO Partners, L.P. Common Units Representing Limited Partner Interests	Unit	PEARL Equities Exchange	Equity
ALAR	Alarum Technologies Ltd ADR	AdrCommon	PEARL Equities Exchange	Equity
ATMV	AlphaVest Acquisition Corp ORD	CommonStock	PEARL Equities Exchange	Equity
ATMVR	AlphaVest Acquisition Corp Right	Right	PEARL Equities Exchange	Equity
BAER	Bridger Aerospace Group Holdings Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
BAERW	Bridger Aerospace Group Holdings Inc WT EXP 100125	Warrant	PEARL Equities Exchange	Equity
QSG	QuantaSing Group Ltd ADS	AdrCommon	PEARL Equities Exchange	Equity
TPMN	Timothy Plan Timothy Plan Market Neutral ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CLOZ	Series Portfolios Trust Eldridge BBB-B CLO ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EU	enCore Energy Corp COM NPV	CommonStock	PEARL Equities Exchange	Equity
GJAN	FT Vest US Equity Moderate Buffer ETF - January ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RWTpA	Redwood Trust, Inc. 10.00% Series A Fixed-Rate Reset Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
CVKD	Cadrenal Therapeutics Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
PCRB	Putnam ETF Trust Putnam ESG Core Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PHYD	Putnam ETF Trust Putnam ESG High Yield ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PPEM	Putnam ETF Trust Putnam PanAgora ESG Emerging Markets Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PPIE	Putnam ETF Trust Putnam PanAgora ESG International Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PULT	Putnam ETF Trust Putnam ESG Ultra Short ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	**Security Name**	**Security Class**	**Listed Exchange**	**Instrument Type**
ATMC	AlphaTime Acquisition Corp ORD	CommonStock	PEARL Equities Exchange	Equity
ATMCR	AlphaTime Acquisition Corp Right	Right	PEARL Equities Exchange	Equity
ATMCW	AlphaTime Acquisition Corp WARRANT	Warrant	PEARL Equities Exchange	Equity
AUBpA	Atlantic Union Bankshares Corporation Depositary Shares, Each Representing a 1/400th Interest in a Share of 6.875% Perpetual Non-Cumulative Preferred Stock, Series A	PreferredStock	PEARL Equities Exchange	Equity
PRFD	PIMCO ETF Trust PIMCO Preferred and Capital Securities Active Exchange-Traded Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
VTS	Vitesse Energy, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ISRLU	Israel Acquisitions Corp UNITS	Unit	PEARL Equities Exchange	Equity
SKWD	Skyward Specialty Insurance Group Inc COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
CLOA	iShares AAA CLO Active ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KLIP	KraneShares Trust KraneShares KWEB Covered Call Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MEMX	Matthews International Funds Matthews Emerging Markets ex China Active ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ZSB	USCF ETF Trust USCF Sustainable Battery Metals Strategy Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
ATLX	ATLAS LITHIUM CORPORATION COM USD.001	CommonStock	PEARL Equities Exchange	Equity
CCLD	CareCloud Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
CCLDO	CareCloud Inc 8.75% CUM PFD B	PreferredStock	PEARL Equities Exchange	Equity
GDC	GD Culture Group Ltd COM USD 0.0001	CommonStock	PEARL Equities Exchange	Equity
WGS	GeneDx Holdings Corp COM CL A	CommonStock	PEARL Equities Exchange	Equity
WGSWW	GeneDx Holdings Corp WT EXP 072226	Warrant	PEARL Equities Exchange	Equity
VTLE	Vital Energy, Inc. Common Stock, par value $0.01 per share	CommonStock	PEARL Equities Exchange	Equity
WCEO	Two Roads Shared Trust Hypatia Women CEO ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GCAD	Gabelli ETFs Trust Gabelli Commercial Aerospace and Defense ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ALTI	AlTi Global Inc CL A COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
FCUS	Tidal Trust II Pinnacle Focused Opportunities ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GEHC	GE HealthCare Technologies Inc COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
MLEC	Moolec Science SA COM	CommonStock	PEARL Equities Exchange	Equity
MLECW	Moolec Science SA WT EX 011226	Warrant	PEARL Equities Exchange	Equity
ATMCU	AlphaTime Acquisition Corp UNIT	Unit	PEARL Equities Exchange	Equity
IRON	Disc Medicine Inc COM	CommonStock	PEARL Equities Exchange	Equity
COYA	Coya Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
BOXX	Alpha Architect 1-3 Month Box ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ARP	The Advisors Inner Circle Fund II PMV Adaptive Risk Parity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
COWG	Pacer US Large Cap Cash Cows Growth Leaders ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DOMH	Dominari Holdings Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
HSPOU	Horizon Space Acquisition I Corp UNIT	Unit	PEARL Equities Exchange	Equity
JHID	John Hancock Exchange-Traded Fund Trust John Hancock International High Dividend ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PIT	VanEck Commodity Strategy ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ECX	ECARX Holdings Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
ECXWW	ECARX Holdings Inc WTS	Warrant	PEARL Equities Exchange	Equity
HROWM	Harrow Inc 11.875 Senior Notes due 2027 ETN	Unknown	PEARL Equities Exchange	Equity
ATMVU	AlphaVest Acquisition Corp UNIT	Unit	PEARL Equities Exchange	Equity
LIPO	Lipella Pharmaceuticals Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
GTLSpB	Chart Industries, Inc. Depositary Shares, each Representing a 1/20th Interest in a Share of 6.75% Series B Mandatory Convertible Preferred Stock	StructuredProduct	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	**Security Name**	**Security Class**	**Listed Exchange**	**Instrument Type**
UHAL.B	U-Haul Holding Company Series N Non-Voting Common Stock	CommonStock	PEARL Equities Exchange	Equity
ATHpE	Athene Holding Ltd. Depositary Shares, Each Representing a 1/1,000th Interest in a 7.750% Fixed-Rate Reset Perpetual Non-Cumulative Preference Share, Series E	PreferredStock	PEARL Equities Exchange	Equity
INFR	ClearBridge Sustainable Infrastructure ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SAY	Saratoga Investment Corp. 8.125% Notes due 2027	StructuredProduct	PEARL Equities Exchange	Equity
SWAG	Stran & Company Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
SWAGW	Stran & Company Inc WT EXP 110126	Warrant	PEARL Equities Exchange	Equity
FBIN	Fortune Brands Innovations, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
LANV	Lanvin Group Holdings Limited Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
LANV.WS	Lanvin Group Holdings Limited Redeemable Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50	Warrant	PEARL Equities Exchange	Equity
MBC	MasterBrand, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
QGRW	WisdomTree Trust WisdomTree U.S. Quality Growth Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
PBL	PGIM Portfolio Ballast ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PJFG	PGIM ETF Trust PGIM Jennison Focused Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PJFV	PGIM ETF Trust PGIM Jennison Focused Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RAYA	Erayak Power Solution Group Inc CL A COM	CommonStock	PEARL Equities Exchange	Equity
BABX	GraniteShares 2x Long BABA Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EQTY	Valued Advisers Trust Kovitz Core Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FBL	GraniteShares 2x Long META Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MATH	Metalpha Technology Holding Limited COM USD.00001	CommonStock	PEARL Equities Exchange	Equity
MLGO	MicroAlgo Inc ORD USD0.2	CommonStock	PEARL Equities Exchange	Equity
NVDL	GraniteShares 2x Long NVDA Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VEMY	Virtus ETF Trust II Virtus Stone Harbor Emerging Markets High Yield Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ZVSA	ZyVersa Therapeutics Inc CL A COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
BN	Brookfield Corporation Class A Limited Voting Shares	CommonStock	PEARL Equities Exchange	Equity
BNH	Brookfield Corporation 4.625% Subordinated Notes due October 16, 2080	StructuredProduct	PEARL Equities Exchange	Equity
BNJ	Brookfield Corporation 4.50% Perpetual Subordinated Notes	StructuredProduct	PEARL Equities Exchange	Equity
HIYS	Invesco High Yield Select ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ICLO	Invesco AAA CLO Floating Rate Note ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RNWZ	Listed Funds Trust TrueShares Eagle Global Renewable Energy Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RWAYZ	Runway Growth Finance Corp 8 Notes due 2027 ETN	Unknown	PEARL Equities Exchange	Equity
DFGR	Dimensional ETF Trust Dimensional Global Real Estate ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DFLV	Dimensional ETF Trust Dimensional US Large Cap Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KWE	KWESST Micro Systems Inc COM	CommonStock	PEARL Equities Exchange	Equity
KWESW	KWESST Micro Systems Inc WT EXP 100150	Warrant	PEARL Equities Exchange	Equity
QVOY	Q3 All-Season Active Rotation ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GHI	Greystone Housing Impact Investors LP Beneficial Unit Certificates representing assignments of limited partnership interests	Unit	PEARL Equities Exchange	Equity
INTL	Main International ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LNCpD	Lincoln National Corporation Depositary Shares Each Representing a 1/1,000th Interest in a Share of 9.000% Non-Cumulative Preferred Stock, Series D	PreferredStock	PEARL Equities Exchange	Equity
TFIN	Triumph Financial Inc COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
TFINP	Triumph Financial Inc 7.125 DP SH PF C	PreferredStock	PEARL Equities Exchange	Equity
AGAE	Allied Gaming & Entertainment Inc COM	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	**Security Name**	**Security Class**	**Listed Exchange**	**Instrument Type**
DECT	AIM ETF Products Trust AllianzIM U.S. Large Cap Buffer10 Dec ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DECW	AIM ETF Products Trust AllianzIM U.S. Large Cap Buffer20 Dec ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FG	F&G Annuities & Life, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ION	ProShares Trust ProShares S&P Global Core Battery Metals ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FIAX	Tidal Trust II Nicholas Fixed Income Alternative ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DRS	Leonardo DRS Inc COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
NAMS	NewAmsterdam Pharma Company NV ORD	CommonStock	PEARL Equities Exchange	Equity
NAMSW	NewAmsterdam Pharma Company NV WT EXP 112227	Warrant	PEARL Equities Exchange	Equity
OARK	Tidal Trust II YieldMax Innovation Option Income Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TSLY	Tidal Trust II YieldMax TSLA Option Income Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TYLG	Global X Funds Global X Information Technology Covered Call & Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DMYY	dMY Squared Technology Group, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
DMYY.WS	dMY Squared Technology Group, Inc. Redeemable Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	PEARL Equities Exchange	Equity
ERET	iShares Environmentally Aware Real Estate ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EUDA	EUDA Health Holdings Limited ORD SHS	CommonStock	PEARL Equities Exchange	Equity
EUDAW	EUDA Health Holdings Limited WT EXP 092426	Warrant	PEARL Equities Exchange	Equity
GRND	Grindr Inc. Class A Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
IGTR	Innovator ETFs Trust Innovator Gradient Tactical Rotation Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MEDI	Harbor ETF Trust Harbor Health Care ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TFLR	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price Floating Rate ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HDUS	Lattice Strategies Trust Hartford Disciplined US Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HIDE	Alpha Architect High Inflation and Deflation ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DFSB	Dimensional ETF Trust Dimensional Global Sustainability Fixed Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FDV	Federated Hermes ETF Trust Federated Hermes U.S. Strategic Dividend ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OBIL	US Treasury 12 Month Bill ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
POCI	Precision Optics Corp Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
ACRV	Acrivon Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
CMND	Clearmind Medicine Inc COM	CommonStock	PEARL Equities Exchange	Equity
LFCR	Lifecore Biomedical Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
TUA	Simplify Exchange Traded Funds Simplify Short Term Treasury Futures Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FSCO	FS Credit Opportunities Corp. Common Stock	CommonStock	PEARL Equities Exchange	Equity
NWTN	NWTN Inc CL B COM	CommonStock	PEARL Equities Exchange	Equity
NWTNW	NWTN Inc WT EXP 123127	Warrant	PEARL Equities Exchange	Equity
RATE	Global X Funds Global X Interest Rate Hedge ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPRU	Spruce Power Holding Corporation Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
ATAT	Atour Lifestyle Holdings Ltd ADS	AdrCommon	PEARL Equities Exchange	Equity
SCLX	Scilex Holding Co COM	CommonStock	PEARL Equities Exchange	Equity
SCLXW	Scilex Holding Co WT EXP 111027	Warrant	PEARL Equities Exchange	Equity
ALBT	Avalon GloboCare Corp COM	CommonStock	PEARL Equities Exchange	Equity
ASPI	ASP Isotopes Inc COM	CommonStock	PEARL Equities Exchange	Equity
SNAL	Snail Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	**Security Name**	**Security Class**	**Listed Exchange**	**Instrument Type**
STXD	EA Series Trust Strive 1000 Dividend Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
STXG	EA Series Trust Strive 1000 Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
STXK	EA Series Trust Strive Small-Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
STXV	EA Series Trust Strive 1000 Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SFLR	Innovator ETFs Trust Innovator Equity Managed Floor ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SNPD	Xtrackers S&P Dividend Aristocrats Screened ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SNPG	Xtrackers S&P 500 Growth Scored & Screened ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SNPV	Xtrackers S&P 500 Value Scored & Screened ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPRY	ARS Pharmaceuticals Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
CARY	Angel Oak Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GEN	Gen Digital Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
CECO	CECO Environmental Corp. COM NPV	CommonStock	PEARL Equities Exchange	Equity
WT	WisdomTree, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ADPV	Series Portfolios Trust Adaptiv Select ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EFRA	iShares Environmental Infrastructure and Industrials ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EIPX	First Trust Exchange-Traded Fund IV FT Energy Income Partners Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RVRB	Reverb ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BKGI	BNY Mellon Global Infrastructure Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SAJ	Saratoga Investment Corp. 8.00% Notes due 2027	StructuredProduct	PEARL Equities Exchange	Equity
ACDC	ProFrac Holding Corp COM CL A USD0.01	CommonStock	PEARL Equities Exchange	Equity
DFSE	Dimensional ETF Trust Dimensional Emerging Markets Sustainability Core 1 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DFSI	Dimensional ETF Trust Dimensional International Sustainability Core 1 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DFSU	Dimensional ETF Trust Dimensional US Sustainability Core 1 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JUCY	Aptus Enhanced Yield ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NVBT	AIM ETF Products Trust AllianzIM U.S. Large Cap Buffer10 Nov ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NVBW	AIM ETF Products Trust AllianzIM U.S. Large Cap Buffer20 Nov ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OABI	OmniAb Inc COM	CommonStock	PEARL Equities Exchange	Equity
OABIW	OmniAb Inc WT EXP 110127	Warrant	PEARL Equities Exchange	Equity
ADD	Color Star Technology Co Ltd CL A ORD USD0.04	CommonStock	PEARL Equities Exchange	Equity
DVAL	BrandywineGLOBAL-Dynamic US Large Cap Value ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MCSE	Martin Currie Sustainable International Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NXG	NXG NextGen Infrastructure Income Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
RXO	RXO, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
APRT	AIM ETF Products Trust AllianzIM U.S. Large Cap Buffer10 Apr ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
APRW	AIM ETF Products Trust AllianzIM U.S. Large Cap Buffer20 Apr ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CLMB	Climb Global Solutions Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
COEP	Coeptis Therapeutics Holdings Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
COEPW	Coeptis Therapeutics Holdings Inc WT EXP 123124	Warrant	PEARL Equities Exchange	Equity
HIGH	Simplify Exchange Traded Funds Simplify Enhanced Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ICU	SeaStar Medical Holding Corp COM CL A	CommonStock	PEARL Equities Exchange	Equity
ICUCW	SeaStar Medical Holding Corp WT EXP 012626	Warrant	PEARL Equities Exchange	Equity
JANT	AIM ETF Products Trust AllianzIM U.S. Large Cap Buffer10 Jan ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
JANW	AIM ETF Products Trust AllianzIM U.S. Large Cap Buffer20 Jan ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JULT	AIM ETF Products Trust AllianzIM U.S. Large Cap Buffer10 Jul ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JULW	AIM ETF Products Trust AllianzIM U.S. Large Cap Buffer20 Jul ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OCTT	AIM ETF Products Trust AllianzIM U.S. Large Cap Buffer10 Oct ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OCTW	AIM ETF Products Trust AllianzIM U.S. Large Cap Buffer20 Oct ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PERF	Perfect Corp. Class A Ordinary Share	CommonStock	PEARL Equities Exchange	Equity
PERF.WS	Perfect Corp. Warrants, each exercisable for one Class A Ordinary Share at a price of $11.50 per share	Warrant	PEARL Equities Exchange	Equity
BUCK	Simplify Exchange Traded Funds Simplify Treasury Option Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SATX	SatixFy Communications Ltd. Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
SVII	Spring Valley Acquisition Corp II CL A ORD	CommonStock	PEARL Equities Exchange	Equity
SVIIR	Spring Valley Acquisition Corp. II Rights	Right	PEARL Equities Exchange	Equity
SVIIW	Spring Valley Acquisition Corp II WT EXP 022526	Warrant	PEARL Equities Exchange	Equity
BMN	BlackRock 2037 Municipal Target Term Trust Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
CGMS	Capital Group Fixed Income ETF Trust Capital Group U.S. Multi-Sector Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CGMU	Capital Group Fixed Income ETF Trust Capital Group Municipal Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CGSD	Capital Group Fixed Income ETF Trust Capital Group Short Duration Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FTGS	First Trust Growth Strength ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
INBS	Intelligent Bio Solutions Inc COM	CommonStock	PEARL Equities Exchange	Equity
MISL	First Trust Exchange-Traded Fund First Trust Indxx Aerospace & Defense ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
THYF	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price U.S. High Yield ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CDIO	Cardio Diagnostics Holdings Inc COM	CommonStock	PEARL Equities Exchange	Equity
CDIOW	Cardio Diagnostics Holdings Inc WT EXP 120126	Warrant	PEARL Equities Exchange	Equity
MBLY	Mobileye Global Inc CL A COM NPV	CommonStock	PEARL Equities Exchange	Equity
GRNT	Granite Ridge Resources, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
IQHI	New York Life Investments Active ETF Trust NYLI MacKay High Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IQSM	New York Life Investments ETF Trust NYLI Candriam U.S. Mid Cap Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NBCM	Neuberger Berman ETF Trust Neuberger Berman Commodity Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
UYLD	Angel Oak UltraShort Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XWEL	XWELL Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
RVYL	Ryvyl Inc COM	CommonStock	PEARL Equities Exchange	Equity
SHDG	Soundwatch Hedged Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ELME	Elme Communities Shares of Beneficial Interest	CommonStock	PEARL Equities Exchange	Equity
PRME	Prime Medicine Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
RDVI	FT Vest Rising Dividend Achievers Target Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RNEW	VanEck Green Infrastructure ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BBLU	EA Series Trust EA Bridgeway Blue Chip ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ERNA	Ernexa Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
XCOR	FundX Investment Trust FundX ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XNAV	FundX Investment Trust FundX Aggressive ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BRNY	Burney U.S. Factor Rotation ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
HAPI	Harbor ETF Trust Harbor Human Capital Factor US Large Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SDRL	Seadrill Limited Common Shares	CommonStock	PEARL Equities Exchange	Equity
CTM	Castellum, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
EFXT	Enerflex Ltd. Common Shares	CommonStock	PEARL Equities Exchange	Equity
QQQS	Invesco NASDAQ Future Gen 200 ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SDSI	American Century Short Duration Strategic Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SVIIU	Spring Valley Acquisition Corp II UNITS	Unit	PEARL Equities Exchange	Equity
TOVX	Theriva Biologics, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MODL	VictoryShares WestEnd U.S. Sector ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RTO	Rentokil Initial plc American Depositary Shares (each representing five (5) Ordinary Shares)	AdrCommon	PEARL Equities Exchange	Equity
SCMB	Schwab Strategic Trust Schwab Municipal Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HFND	Tidal ETF Trust Unlimited HFND Multi-Strategy Return Tracker ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NEEpR	NextEra Energy, Inc. 6.926% Corporate Units	StructuredProduct	PEARL Equities Exchange	Equity
YALL	Tidal ETF Trust God Bless America ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DFLI	Dragonfly Energy Holdings Corp COM CL A	CommonStock	PEARL Equities Exchange	Equity
DFLIW	Dragonfly Energy Holdings Corp WT EXP 072926	Warrant	PEARL Equities Exchange	Equity
VOXR	Vox Royalty Corp COM	CommonStock	PEARL Equities Exchange	Equity
BRLN	iShares Floating Rate Loan Active ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DSMC	ETF Series Solutions Distillate Small/Mid Cash Flow ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MPTI	M-tron Industries, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
RZC	Reinsurance Group of America, Incorporated 7.125% Fixed-Rate Reset Subordinated Debentures due 2052	StructuredProduct	PEARL Equities Exchange	Equity
SHOC	EA Series Trust Strive U.S. Semiconductor ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SMOT	VanEck Morningstar SMID Moat ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BHM	Bluerock Homes Trust, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
RYLG	Global X Funds Global X Russell 2000 Covered Call & Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SRHQ	Elevation Series Trust SRH U.S. Quality GARP ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TSME	Thrivent ETF Trust Thrivent Small-Mid Cap Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BWEB	Bitwise Funds Trust Bitwise Web 3 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CVU	CPI Aerostructures, Inc. Common Stock Without Par Value	CommonStock	PEARL Equities Exchange	Equity
ADEA	Adeia Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
DTRE	First Trust Exchange-Traded Fund II First Trust Alerian Disruptive Technology Real Estate ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PBDC	Putnam ETF Trust Putnam BDC Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
STEL	Stellar Bancorp, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
SYNB	Putnam ETF Trust Putnam BioRevolution ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AVGE	American Century ETF Trust Avantis All Equity Markets ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AVIE	American Century ETF Trust Avantis Inflation Focused Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DIVD	Altrius Global Dividend ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DMYY.U	dMY Squared Technology Group, Inc. Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	Unit	PEARL Equities Exchange	Equity
EMCG	Embrace Change Acquisition Corp ORD	CommonStock	PEARL Equities Exchange	Equity
EMCGR	Embrace Change Acquisition Corp Rights	Right	PEARL Equities Exchange	Equity
EMCGW	Embrace Change Acquisition Corp WT EXP 102526	Warrant	PEARL Equities Exchange	Equity
MAXI	Simplify Bitcoin Strategy PLUS Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NXTE	Investment Managers Series Trust II AXS Green Alpha ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	**Security Name**	**Security Class**	**Listed Exchange**	**Instrument Type**
LASE	Laser Photonics Corporation COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
SHFS	SHF Holdings Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
SHFSW	SHF Holdings Inc WT EXP 110127	Warrant	PEARL Equities Exchange	Equity
THCH	TH International Limited COM CL A	CommonStock	PEARL Equities Exchange	Equity
JHDV	John Hancock Exchange-Traded Fund Trust John Hancock U.S. High Dividend ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LVWR	LiveWire Group, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
LVWR.WS	LiveWire Group, Inc. Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	PEARL Equities Exchange	Equity
MBINM	Merchants Bancorp 8.25% DEP PFD D	Unknown	PEARL Equities Exchange	Equity
SILO	Silo Pharma Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
RBC	RBC Bearings Incorporated Common Stock	CommonStock	PEARL Equities Exchange	Equity
IWTR	iShares MSCI Water Management Multisector ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XC	WisdomTree Trust WisdomTree Emerging Markets Ex-China Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
XSEP	FT Vest US Equity Enhance & Moderate Buffer ETF - September ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CCSO	Carbon Collective Climate Solutions US Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IMNN	Imunon Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
NYAX	Nayax Ltd ORD	CommonStock	PEARL Equities Exchange	Equity
HOLO	MicroCloud Hologram Inc ORD USD0.8	CommonStock	PEARL Equities Exchange	Equity
HOLOW	MicroCloud Hologram Inc WT EXP 013128	Warrant	PEARL Equities Exchange	Equity
RUM	Rumble Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
RUMBW	Rumble Inc *W EXP 02/19/2026	Warrant	PEARL Equities Exchange	Equity
DEFI	Tidal Commodities Trust I Hashdex Bitcoin ETF	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
NXL	Nexalin Technology Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
NXLIW	Nexalin Technology Inc WT EXP	Warrant	PEARL Equities Exchange	Equity
OAEM	Unified Series Trust OneAscent Emerging Markets ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OAIM	Unified Series Trust OneAscent International Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
STRV	EA Series Trust Strive 500 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AGNCL	AGNC Investment Corp 7.75 SER G DP PFD	Unknown	PEARL Equities Exchange	Equity
AMPX	Amprius Technologies, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
AMPX.WS	Amprius Technologies, Inc. Warrants to purchase one share of Common Stock at an exercise price of $11.50 per share	Warrant	PEARL Equities Exchange	Equity
LSTA	Lisata Therapeutics Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
THRD	Third Harmonic Bio Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
XFIV	BondBloxx ETF Trust BondBloxx Bloomberg Five Year Target Duration US Treasury ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XHLF	BondBloxx ETF Trust BondBloxx Bloomberg Six Month Target Duration US Treasury ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XONE	BondBloxx ETF Trust BondBloxx Bloomberg One Year Target Duration US Treasury ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XSVN	BondBloxx ETF Trust BondBloxx Bloomberg Seven Year Target Duration US Treasury ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XTEN	BondBloxx ETF Trust BondBloxx Bloomberg Ten Year Target Duration US Treasury ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XTRE	BondBloxx ETF Trust BondBloxx Bloomberg Three Year Target Duration US Treasury ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XTWO	BondBloxx ETF Trust BondBloxx Bloomberg Two Year Target Duration US Treasury ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XTWY	BondBloxx ETF Trust BondBloxx Bloomberg Twenty Year Target Duration US Treasury ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CRBG	Corebridge Financial, Inc. Common Stock	CommonStock	PEARL Exchange Exchange	Equity
LNKB	LINKBANCORP Inc COM	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	**Security Name**	**Security Class**	**Listed Exchange**	**Instrument Type**
TAFI	AB Active ETFs, Inc. AB Tax-Aware Short Duration Municipal ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
YEAR	AB Active ETFs, Inc. AB Ultra Short Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IVVD	Invivyd Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
KITT	Nauticus Robotics Inc COM	CommonStock	PEARL Equities Exchange	Equity
KITTW	Nauticus Robotics Inc WT EXP 073026	Warrant	PEARL Equities Exchange	Equity
THLV	THOR Financial Technologies Trust THOR Equal Weight Low Volatility ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WLDS	Wearable Devices Ltd ORD	CommonStock	PEARL Equities Exchange	Equity
WLDSW	Wearable Devices Ltd WT EXP 042927	Warrant	PEARL Equities Exchange	Equity
BUYW	Main BuyWrite ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IDVO	Amplify ETF Trust Amplify CWP International Enhanced Dividend Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
INLX	Intellinetics, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
OSEA	Harbor ETF Trust Harbor International Compounders ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
YOSH	Yoshiharu Global Co CL A COM	CommonStock	PEARL Equities Exchange	Equity
BSCW	Invesco BulletShares 2032 Corporate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BSJU	Invesco BulletShares 2030 High Yield Corporate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
COHR	Coherent Corp. Common Stock	CommonStock	PEARL Equities Exchange	Equity
AMZD	Direxion Daily AMZN Bear 1X Shares ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AMZU	Direxion Daily AMZN Bull 2X Shares ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GGLL	Direxion Daily GOOGL Bull 2X Shares ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GGLS	Direxion Daily GOOGL Bear 1X Shares ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MODG	Topgolf Callaway Brands Corp. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MSFD	Direxion Daily MSFT Bear 1X Shares ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MSFU	Direxion Daily MSFT Bull 2X Shares ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TLF	Tandy Leather Factory Inc COM USD.0024	CommonStock	PEARL Equities Exchange	Equity
PR	Permian Resources Corporation Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
SURE	AdvisorShares Trust AdvisorShares Insider Advantage ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NWG	NatWest Group plc American Depositary Shares, (each representing two (2) Ordinary Shares)	AdrCommon	PEARL Equities Exchange	Equity
ATXG	Addentax Group Corp COM	CommonStock	PEARL Equities Exchange	Equity
BNDI	NEOS ETF Trust NEOS Enhanced Income Aggregate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CSHI	NEOS ETF Trust NEOS Enhanced Income 1-3 Month T-Bill ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SHPH	Shuttle Pharmaceuticals Holdings Inc COM USD0.00001	CommonStock	PEARL Equities Exchange	Equity
VANI	Vivani Medical Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
BIAF	bioAffinity Technologies Inc COM USD0.007	CommonStock	PEARL Equities Exchange	Equity
BIAFW	bioAffinity Technologies Inc WT EXP 081227	Warrant	PEARL Equities Exchange	Equity
DC.WS	Dakota Gold Corp. Warrants, each warrant exercisable for one Common Share at an exercise price of $2.08	Warrant	PEARL Equities Exchange	Equity
SPYI	NEOS S&P 500 High Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TFPM	Triple Flag Precious Metals Corp. Common Shares	CommonStock	PEARL Equities Exchange	Equity
BTMD	biote Corp COM CL A	CommonStock	PEARL Equities Exchange	Equity
MSBIP	Midland States Bancorp Inc 7.75% DEP PFD A	PreferredStock	PEARL Equities Exchange	Equity
WEST	Westrock Coffee Co COM	CommonStock	PEARL Equities Exchange	Equity
FpD	Ford Motor Company 6.500% Notes due August 15, 2062	StructuredProduct	PEARL Equities Exchange	Equity
IBRN	iShares Trust iShares Neuroscience and Healthcare ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JFBR	Jeffs Brands Ltd ORD	CommonStock	PEARL Equities Exchange	Equity
JFBRW	Jeffs Brands Ltd WT EXP 082627	Warrant	PEARL Equities Exchange	Equity
JZ	Jianzhi Education Technology Group Co Ltd ADS	AdrCommon	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
KEYpL	KeyCorp Depositary Shares each representing a 1/40th ownership interest in a share of Fixed Rate Perpetual Non-Cumulative Preferred Stock, Series H	PreferredStock	PEARL Equities Exchange	Equity
ONFO	Onfolio Holdings Inc COM	CommonStock	PEARL Equities Exchange	Equity
ONFOW	Onfolio Holdings Inc WT EXP 010227	Warrant	PEARL Equities Exchange	Equity
FDLS	Northern Lights Fund Trust IV Inspire Fidelis Multi Factor ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MOB	Mobilicom Ltd ADS	AdrCommon	PEARL Equities Exchange	Equity
MOBBW	Mobilicom Ltd WT EXP 083127	Warrant	PEARL Equities Exchange	Equity
MSOX	AdvisorShares Trust AdvisorShares MSOS Daily Leveraged ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NDIV	Amplify ETF Trust Amplify Natural Resources Dividend Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PDBA	Invesco Agriculture Commodity Strategy No K-1 ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SCCG	Sachem Capital Corp. 8.00% Notes due 2027	StructuredProduct	PEARL Equities Exchange	Equity
ASTI	Ascent Solar Technologies Inc COM USD	CommonStock	PEARL Equities Exchange	Equity
HYGW	iShares High Yield Corporate Bond BuyWrite Strategy ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LQDW	iShares Investment Grade Corporate Bond BuyWrite Strategy ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TLTW	iShares 20 Year Treasury Bond BuyWrite Strategy ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AZTD	Tidal ETF Trust Aztlan Global Stock Selection DM SMID ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PRH	Prudential Financial, Inc. 5.950% Junior Subordinated Notes due 2062	StructuredProduct	PEARL Equities Exchange	Equity
UPXI	Upexi Inc COM	CommonStock	PEARL Equities Exchange	Equity
AMID	Argent Mid Cap ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BPAY	BlackRock ETF Trust iShares FinTech Active ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GCT	GigaCloud Technology Inc CL A ORD NPV	CommonStock	PEARL Equities Exchange	Equity
EPOW	Sunrise New Energy Co Ltd CL A ORD NPV	CommonStock	PEARL Equities Exchange	Equity
MFIC	MidCap Financial Investment Corp COM USD.001	CommonStock	PEARL Equities Exchange	Equity
EVAV	Direxion Shares ETF Trust Direxion Daily Electric and Autonomous Vehicles Bull 2X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
LUCY	Innovative Eyewear Inc COM USD0.00001	CommonStock	PEARL Equities Exchange	Equity
LUCYW	Innovative Eyewear Inc WT EXP A 081627	Warrant	PEARL Equities Exchange	Equity
REBN	Reborn Coffee Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
ACNT	Ascent Industries Co COM USD1	CommonStock	PEARL Equities Exchange	Equity
NCRA	Nocera Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
TGL	Treasure Global Inc COM USD0.00001	CommonStock	PEARL Equities Exchange	Equity
XUSP	Innovator Uncapped Accelerated U.S. Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AAPB	GraniteShares 2x Long AAPL Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AAPD	Direxion Daily AAPL Bear 1X Shares ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AAPU	Direxion Daily AAPL Bull 2X Shares ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CONL	GraniteShares 2x Long COIN Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DRLL	EA Series Trust Strive U.S. Energy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EMCGU	Embrace Change Acquisition Corp UNITS	Unit	PEARL Equities Exchange	Equity
JGRO	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Active Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PET	Wag Group Co COM	CommonStock	PEARL Equities Exchange	Equity
PETWW	Wag Group Co WT EXP 073027	Warrant	PEARL Equities Exchange	Equity
TBIL	US Treasury 3 Month Bill ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TSL	GraniteShares 1.25x Long TSLA Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TSLL	Direxion Daily TSLA Bull 2X Shares ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TSLS	Direxion Daily TSLA Bear 1X Shares ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
UTEN	US Treasury 10 Year Note ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
UTWO	US Treasury 2 Year Note ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AIMD	Ainos Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
AIMDW	Ainos Inc WT EXP 072927	Warrant	PEARL Equities Exchange	Equity
MCVT	Mill City Ventures III Ltd COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
DVND	Touchstone ETF Trust Touchstone Dividend Select ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LCLG	Advisors Series Trust Logan Capital Broad Innovative Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MSpP	Morgan Stanley Depositary shares, each representing 1/1,000th ownership interest in a share of 6.500% Non-Cumulative Preferred Stock, Series P	PreferredStock	PEARL Equities Exchange	Equity
QBTS	D-Wave Quantum Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
QBTS.WS	D-Wave Quantum Inc. Warrants, each whole warrant exercisable for 1.4541326 Common Stock at an exercise price of $11.50	Warrant	PEARL Equities Exchange	Equity
STCE	Schwab Strategic Trust Schwab Crypto Thematic ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TUSI	Touchstone Ultra Short Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MEGL	Magic Empire Global Ltd CL A ORD	CommonStock	PEARL Equities Exchange	Equity
BCDF	Listed Funds Trust Horizon Kinetics Blockchain Development ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
STKH	Steakholder Foods Ltd ADR	AdrCommon	PEARL Equities Exchange	Equity
FIP	FTAI Infrastructure Inc COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
RITM	Rithm Capital Corp. Common Stock	CommonStock	PEARL Equities Exchange	Equity
RITMpA	Rithm Capital Corp. 7.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
RITMpB	Rithm Capital Corp. 7.125% Series B Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
RITMpC	Rithm Capital Corp. 6.375% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
RITMpD	Rithm Capital Corp. 7.00% Fixed-Rate Reset Series D Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
CGV	Two Roads Shared Trust Conductor Global Equity Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DIEM	Franklin Templeton ETF Trust Franklin Emerging Market Core Dividend Tilt Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DIVI	Franklin Templeton ETF Trust Franklin International Core Dividend Tilt Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NOTE	FiscalNote Holdings, Inc. Class A common stock	CommonStock	PEARL Equities Exchange	Equity
NOTE.WS	FiscalNote Holdings, Inc. Warrants to purchase one share of Class A common stock, each at an exercise price of $11.50 per share	Warrant	PEARL Equities Exchange	Equity
QNCX	Quince Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
RBLD	First Trust Exchange-Traded Fund II First Trust Alerian US NextGen Infrastructure ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RWAYL	Runway Growth Finance Corp NT CAL 27 STRUCT PRODUCT	Unknown	PEARL Equities Exchange	Equity
UDIV	Franklin Templeton ETF Trust Franklin U.S. Core Dividend Tilt Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
USPX	Franklin Templeton ETF Trust Franklin U.S. Equity Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LCF	Touchstone US Large Cap Focused ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ECBK	ECB Bancorp Inc COM	CommonStock	PEARL Equities Exchange	Equity
NEOV	NeoVolta Inc COM	CommonStock	PEARL Equities Exchange	Equity
NEOVW	NeoVolta Inc WT EXP 4/01/2027	Warrant	PEARL Equities Exchange	Equity
MAIA	MAIA Biotechnology, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
GETY	Getty Images Holdings, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
PLUR	Pluri Inc COM USD0.00001	CommonStock	PEARL Equities Exchange	Equity
SIO	Touchstone ETF Trust Touchstone Strategic Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	**Security Name**	**Security Class**	**Listed Exchange**	**Instrument Type**
GSK	GSK plc American Depositary Shares (Each representing two Ordinary Shares)	AdrCommon	PEARL Equities Exchange	Equity
GWAV	Greenwave Technology Solutions Inc COM	CommonStock	PEARL Equities Exchange	Equity
HLN	Haleon plc American Depositary Shares (Each representing two Ordinary Shares)	AdrCommon	PEARL Equities Exchange	Equity
OPAL	OPAL Fuels Inc CL A COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
VRAX	Virax Biolabs Group Ltd ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
HKD	AMTD Digital Inc. American Depositary Shares (every five of which represent two Class A Ordinary Shares)	AdrCommon	PEARL Equities Exchange	Equity
MCH	Matthews International Funds Matthews China Active ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MEM	Matthews International Funds Matthews Emerging Markets Equity Active ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MINV	Matthews International Funds Matthews Asia Innovators Active ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NVDS	Tradr 1.5X Short NVDA Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TSLQ	Tradr 2X Short TSLA Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GRRR	Gorilla Technology Group Inc ORD USD0.001	Unknown	PEARL Equities Exchange	Equity
GRRRW	Gorilla Technology Group Inc WT EXP 113027	Warrant	PEARL Equities Exchange	Equity
ILAG	Intelligent Living Application Group Inc COM USD.0001	AdrCommon	PEARL Equities Exchange	Equity
NCPL	Netcapital Inc COM	CommonStock	PEARL Equities Exchange	Equity
NCPLW	Netcapital Inc WT EXP 070527	Warrant	PEARL Equities Exchange	Equity
NA	Nano Labs Ltd CL A ORD USD0.0002	CommonStock	PEARL Equities Exchange	Equity
PROK	ProKidney Corp COM USD	CommonStock	PEARL Equities Exchange	Equity
SPCZ	RiverNorth Enhanced Pre-Merger SPAC ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TRFM	ETF Series Solutions AAM Transformers ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBTM	iShares iBonds Dec 2032 Term Treasury ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PMN	ProMIS Neurosciences Inc COM	CommonStock	PEARL Equities Exchange	Equity
VVX	V2X, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
EVTV	Envirotech Vehicles Inc COM USD0.00001	CommonStock	PEARL Equities Exchange	Equity
IRVH	Global X Funds Global X Interest Rate Volatility & Inflation Hedge ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MATV	Mativ Holdings, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
USEA	United Maritime Corp COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
CHRD	Chord Energy Corp COM	CommonStock	PEARL Equities Exchange	Equity
EHAB	Enhabit, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
SSXU	Strategy Shares Day Hagan Smart Sector International ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CPII	American Beacon Select Funds American Beacon Ionic Inflation Protection ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBDX	iShares Trust iShares iBonds Dec 2032 Term Corporate ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XEMD	BondBloxx JP Morgan USD Emerging Markets 1-10 Year Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AOTG	AOT Growth and Innovation ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IONR	Ioneer Ltd ADR	AdrCommon	PEARL Equities Exchange	Equity
USNZ	DBX ETF Trust Xtrackers Net Zero Pathway Paris Aligned US Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ELV	Elevance Health, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
IE	Ivanhoe Electric Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
AGIH	iShares U.S. ETF Trust iShares Inflation Hedged U.S. Aggregate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AGRH	iShares U.S. ETF Trust iShares Interest Rate Hedged U.S. Aggregate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HTFC	Horizon Technology Finance Corporation 6.25% Notes due 2027	StructuredProduct	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
HYGI	iShares U.S. ETF Trust iShares Inflation Hedged High Yield Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CLOI	VanEck ETF Trust VanEck CLO ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IWFG	New York Life Investments Active ETF Trust NYLI Winslow Focused Large Cap Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PSNY	Polestar Automotive Holding UK PLC ADR CL A	CommonStock	PEARL Equities Exchange	Equity
PSNYW	Polestar Automotive Holding UK PLC CL C-1 ADR	Warrant	PEARL Equities Exchange	Equity
INTR	Inter & Co Inc CL A COM USD0.000002	CommonStock	PEARL Equities Exchange	Equity
IWLG	New York Life Investments Active ETF Trust NYLI Winslow Large Cap Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PGY	Pagaya Technologies Ltd COM CL A	CommonStock	PEARL Equities Exchange	Equity
PGYWW	Pagaya Technologies Ltd EJFAW	Warrant	PEARL Equities Exchange	Equity
BITI	ProShares Trust ProShares Short Bitcoin ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLYD	Bank of Montreal MicroSectors Travel -3X Inverse Leveraged ETN due May 29, 2042	ExchangeTradedNote	PEARL Equities Exchange	Equity
FLYU	Bank of Montreal MicroSectors Travel 3X Leveraged ETN	ExchangeTradedNote	PEARL Equities Exchange	Equity
GSUN	Golden Sun Health Technology Group Ltd CL A ORD	CommonStock	PEARL Equities Exchange	Equity
GEGGL	Great Elm Group, Inc. 7.25% Notes due 2027	Unknown	PEARL Equities Exchange	Equity
IPX	IperionX Limited ADR	AdrCommon	PEARL Equities Exchange	Equity
GROV	Grove Collaborative Holdings, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
OXLCN	Oxford Lane Capital Corp 7.125 PFD SR 29	PreferredStock	PEARL Equities Exchange	Equity
ALVO	Alvotech ORD USD0.01	CommonStock	PEARL Equities Exchange	Equity
ALVOW	Alvotech WT EXP 06/15/2027	Warrant	PEARL Equities Exchange	Equity
BUFQ	FT Vest Laddered Nasdaq Buffer ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HSCS	HeartSciences Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
HSCSW	HeartSciences Inc WT EXP	Warrant	PEARL Equities Exchange	Equity
SCWO	374Water Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
JIRE	J.P. Morgan Exchange-Traded Fund Trust JPMorgan International Research Enhanced Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NAAS	NaaS Technology Inc ADR	AdrCommon	PEARL Equities Exchange	Equity
AFRI	Forafric Agro Holdings Limited COM	CommonStock	PEARL Equities Exchange	Equity
AFRIW	Forafric Agro Holdings Limited WT EXP 060927	Warrant	PEARL Equities Exchange	Equity
LONZ	PIMCO ETF Trust PIMCO Senior Loan Active Exchange-Traded Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
SHPP	Pacer Funds Trust Pacer Industrials and Logistics ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TRFK	Pacer Funds Trust Pacer Data and Digital Revolution ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GVLU	Tidal ETF Trust Gotham 1000 Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HOUS	Anywhere Real Estate Inc. Common Stock,	CommonStock	PEARL Equities Exchange	Equity
META	Meta Platforms Inc CL A COM USD.000006	CommonStock	PEARL Equities Exchange	Equity
SNTI	Senti Biosciences Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
UDI	USCF ETF Trust USCF Dividend Income Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
SYM	Symbotic Inc CL A COM NPV	CommonStock	PEARL Equities Exchange	Equity
STR	Sitio Royalties Corp. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
CZFS	Citizens Financial Services Inc COM USD1.	CommonStock	PEARL Equities Exchange	Equity
WDS	Woodside Energy Group Ltd American Depositary Shares, each representing one Ordinary Share	AdrCommon	PEARL Equities Exchange	Equity
RJFpB	Raymond James Financial, Inc. Depositary Shares, Each Representing a 1/40th Interest in a Share of 6.375% Fixed-to-Floating Rate Series B Non-Cumulative Perpetual Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
TOP	TOP Financial Group Limited CL A ORD USD0.001	CommonStock	PEARL Equities Exchange	Equity
GBTG	Global Business Travel Group, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
FRGT	Freight Technologies Inc COM USD1.1	CommonStock	PEARL Equities Exchange	Equity
ODV	Osisko Development Corp. Common Shares	CommonStock	PEARL Equities Exchange	Equity
XB	BondBloxx ETF Trust BondBloxx B-Rated USD High Yield Corporate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XBB	BondBloxx ETF Trust BondBloxx BB-Rated USD High Yield Corporate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XCCC	BondBloxx ETF Trust BondBloxx CCC-Rated USD High Yield Corporate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BNRG	Brenmiller Energy Ltd ORD	CommonStock	PEARL Equities Exchange	Equity
CAPE	DoubleLine ETF Trust DoubleLine Shiller CAPE U.S. Equities ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LSAK	Lesaka Technologies Inc COM	CommonStock	PEARL Equities Exchange	Equity
GDIV	Harbor ETF Trust Harbor Dividend Growth Leaders ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JPRE	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Realty Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NIC	Nicolet Bankshares, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
PFRL	PGIM ETF Trust PGIM Floating Rate Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MNBD	ALPS ETF Trust ALPS Intermediate Municipal Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BYRE	Principal Exchange-Traded Funds Principal Real Estate Active Opportunities ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IAUX	i-80 Gold Corp. Common Shares	CommonStock	PEARL Equities Exchange	Equity
MOOD	Relative Sentiment Tactical Allocation ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SEIM	SEI Enhanced U.S. Large Cap Momentum Factor ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SEIQ	SEI Enhanced U.S. Large Cap Quality Factor ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SEIV	SEI Enhanced U.S. Large Cap Value Factor ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SELV	SEI Enhanced Low Volatility U.S. Large Cap ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PRE	Prenetics Global Ltd CL A ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
PRENW	Prenetics Global Ltd WT EXP 032626	Warrant	PEARL Equities Exchange	Equity
TUG	STF Tactical Growth ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TUGN	STF Tactical Growth & Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OKYO	OKYO Pharma Limited ORD	CommonStock	PEARL Equities Exchange	Equity
TILL	Listed Funds Trust Teucrium Agricultural Strategy No K-1 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SOBR	SOBR Safe Inc COM	CommonStock	PEARL Equities Exchange	Equity
ASNS	Actelis Networks Inc COM	CommonStock	PEARL Equities Exchange	Equity
LQIG	SPDR Series Trust SPDR MarketAxess Investment Grade 400 Corporate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SCCF	Sachem Capital Corp. 7.125% Notes due 2027	StructuredProduct	PEARL Equities Exchange	Equity
FTQI	First Trust Nasdaq BuyWrite Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HNVR	Hanover Bancorp Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
BALL	Ball Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
EVEX	Eve Holding, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
EVEX.WS	Eve Holding, Inc. Warrants, each exercisable for one share of Common Stock at an exercise price of $11.50 per share	Warrant	PEARL Equities Exchange	Equity
GABF	Gabelli ETFs Trust Gabelli Financial Services Opportunities ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DFUV	Dimensional ETF Trust Dimensional US Marketwide Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DSGR	Distribution Solutions Group Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
JMEE	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Small & Mid Cap Enhanced Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BLCO	Bausch + Lomb Corporation Common Shares	CommonStock	PEARL Equities Exchange	Equity
PEPG	PepGen Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
BULD	Pacer BlueStar Engineering the Future ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EDBL	Edible Garden AG Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
EDBLW	Edible Garden AG Inc WT EXP	Warrant	PEARL Equities Exchange	Equity
AUST	Austin Gold Corp. Common Stock	CommonStock	PEARL Equities Exchange	Equity
JEPQ	JPMorgan Nasdaq Equity Premium Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RIVpA	RiverNorth Opportunities Fund, Inc. 6.00% Series A Perpetual Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
SAT	Saratoga Investment Corp. 6.00% Notes due 2027	StructuredProduct	PEARL Equities Exchange	Equity
SMR	NuScale Power Corporation NuScale Corp Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
FTDS	First Trust Dividend Strength ETF EQ ALLCTN IDX	ExchangeTradedFund	PEARL Equities Exchange	Equity
TARK	Tradr 2X Long Innovation ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BLTE	Belite Bio Inc ADS	AdrCommon	PEARL Equities Exchange	Equity
HLVX	HilleVax Inc COM	CommonStock	PEARL Equities Exchange	Equity
LNW	Light & Wonder Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
DEHP	Dimensional ETF Trust Dimensional Emerging Markets High Profitability ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DFEM	Dimensional ETF Trust Dimensional Emerging Markets Core Equity 2 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DFEV	Dimensional ETF Trust Dimensional Emerging Markets Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBLC	iShares Trust iShares Blockchain and Tech ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SOUN	SoundHound AI Inc CL A COM NPV	CommonStock	PEARL Equities Exchange	Equity
SOUNW	SoundHound AI Inc WT EXP 041022	Warrant	PEARL Equities Exchange	Equity
ELBM	Electra Battery Materials Corporation COM	CommonStock	PEARL Equities Exchange	Equity
EVMT	Invesco Electric Vehicle Metals Commodity Strategy No K-1 ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IVEG	iShares Emergent Food and AgTech Multisector ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JMSB	John Marshall Bancorp Inc COM	CommonStock	PEARL Equities Exchange	Equity
OST	Ostin Technology Group Co Ltd CL A ORD NPV	CommonStock	PEARL Equities Exchange	Equity
TNON	Tenon Medical Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
FTAIN	FTAI Aviation Ltd 8.25 RED PFD C	PreferredStock	PEARL Equities Exchange	Equity
FMCX	Northern Lights Fund Trust IV FM Focus Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NZUS	SPDR MSCI USA Climate Paris Aligned ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ACON	Aclarion Inc COM USD0.00001	CommonStock	PEARL Equities Exchange	Equity
ACONW	Aclarion Inc WT EXP 120126	Warrant	PEARL Equities Exchange	Equity
JCSE	JE Cleantech Holdings Limited ORD USD0.001	CommonStock	PEARL Equities Exchange	Equity
NZAC	SPDR MSCI ACWI Climate Paris Aligned ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FDIG	Fidelity Crypto Industry and Digital Payments ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FMET	Fidelity Metaverse ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FSBD	Fidelity Merrimack Street Trust Fidelity Sustainable Core Plus Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FSLD	Fidelity Merrimack Street Trust Fidelity Sustainable Low Duration Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ARVR	First Trust Indxx Metaverse ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WEED	Roundhill Cannabis ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WTRE	WisdomTree Trust WisdomTree New Economy Real Estate Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
MFLX	First Trust Flexible Municipal High Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
STSS	Sharps Technology Inc COM	CommonStock	PEARL Equities Exchange	Equity
STSSW	Sharps Technology Inc WRRTS	Warrant	PEARL Equities Exchange	Equity
APLD	Applied Digital Corp COM USD.001	CommonStock	PEARL Equities Exchange	Equity
EE	Excelerate Energy, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
GNS	Genius Group Limited Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	**Security Name**	**Security Class**	**Listed Exchange**	**Instrument Type**
GUSA	Goldman Sachs ETF Trust II Goldman Sachs MarketBeta U.S. 1000 Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JCPI	JPMorgan Inflation Managed Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ODDS	Pacer BlueStar Digital Entertainment ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WBD	WARNER BROS DISCOVERY INC CL A COM	CommonStock	PEARL Equities Exchange	Equity
INQQ	Exchange Traded Concepts Trust INQQ The India Internet ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NBCC	Neuberger Berman ETF Trust Neuberger Berman Next Generation Connected Consumer ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NBDS	Neuberger Berman ETF Trust Neuberger Berman Disrupters ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SUPL	ProShares Trust ProShares Supply Chain Logistics ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DBND	DoubleLine ETF Trust DoubleLine Opportunistic Core Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LAB	Standard BioTools Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
MLTX	MoonLake Immunotherapeutics COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
DC	Dakota Gold Corp. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ENOV	Enovis Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
ESAB	ESAB Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
GGR	Gogoro Inc ORD SHS	CommonStock	PEARL Equities Exchange	Equity
GGROW	Gogoro Inc WT EX 040427	Warrant	PEARL Equities Exchange	Equity
MBNE	SPDR Nuveen Municipal Bond ESG ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BFH	Bread Financial Holdings, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MTBpH	M&T Bank Corporation Perpetual Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series H	PreferredStock	PEARL Equities Exchange	Equity
NUTX	Nutex Health Inc COM	CommonStock	PEARL Equities Exchange	Equity
STEW	SRH Total Return Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
TIME	Tidal Trust II Clockwise Core Equity & Innovation ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EMBC	Embecta Corp COM	CommonStock	PEARL Equities Exchange	Equity
FRMEP	First Merchants Corp 7.5% DP SH	Unknown	PEARL Equities Exchange	Equity
IVDA	Iveda Solutions Inc COM USD0.00001	CommonStock	PEARL Equities Exchange	Equity
IVDAW	Iveda Solutions, Inc. Warrant	Warrant	PEARL Equities Exchange	Equity
SWVL	Swvl Holdings Corp CL A ORD	CommonStock	PEARL Equities Exchange	Equity
SWVLW	Swvl Holdings Corp WT EXP 033127	Warrant	PEARL Equities Exchange	Equity
WLY	John Wiley & Sons, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
WLYB	John Wiley & Sons, Inc. Class B Common Stock	CommonStock	PEARL Equities Exchange	Equity
XPON	Expion360 Inc COM	CommonStock	PEARL Equities Exchange	Equity
AVSE	American Century ETF Trust Avantis Responsible Emerging Markets Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OACP	Unified Series Trust OneAscent Core Plus Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RPHS	Regents Park Hedged Market Strategy ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RVSN	Rail Vision Ltd ORD	CommonStock	PEARL Equities Exchange	Equity
RVSNW	Rail Vision Ltd WT EXP 032727	Warrant	PEARL Equities Exchange	Equity
SEMI	Columbia ETF Trust I Columbia Select Technology ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SVIX	-1x Short VIX Futures ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
UVIX	2x Long Vix Futures ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ANTX	AN2 Therapeutics Inc COM USD0.00001	CommonStock	PEARL Equities Exchange	Equity
DFIC	Dimensional International Core Equity 2 ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DFIS	Dimensional International Small Cap ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DIHP	Dimensional International High Profitability ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DISV	Dimensional International Small Cap Value ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LCFY	Locafy Ltd ORD	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
LCFYW	Locafy Ltd WT EXP 032327	Warrant	PEARL Equities Exchange	Equity
TACK	Capitol Series Trust Fairlead Tactical Sector ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EKG	First Trust Nasdaq Lux Digital Health Solutions ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ESOA	Energy Services of America Corp COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
FRGE	Forge Global Holdings, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ZTEK	Zentek Ltd COM NPV	CommonStock	PEARL Equities Exchange	Equity
AVSD	American Century ETF Trust Avantis Responsible International Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AVSU	American Century ETF Trust Avantis Responsible U.S. Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GDE	WisdomTree Efficient Gold Plus Equity Strategy Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GLOV	Goldman Sachs ActiveBeta World Low Vol Plus Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VERS	ProShares Trust ProShares Metaverse ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GMGI	Golden Matrix Group Inc COM	CommonStock	PEARL Equities Exchange	Equity
AKAN	Akanda Corp COM	CommonStock	PEARL Equities Exchange	Equity
BBUC	Brookfield Business Corporation Class A Exchangeable Subordinate Voting Shares of Brookfield Business Corporation	CommonStock	PEARL Equities Exchange	Equity
DINO	HF Sinclair Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
FEAM	5E Advanced Materials Inc COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
MSTQ	LHA Market State Tactical Q ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KMPB	Kemper Corporation 5.875% Fixed-Rate Reset Junior Subordinated Debentures due 2062	StructuredProduct	PEARL Equities Exchange	Equity
POET	POET Technologies Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
IDR	Idaho Strategic Resources, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
IBHH	iShares iBonds 2028 Term High Yield and Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBHI	iShares iBonds 2029 Term High Yield and Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MGLD	The Marygold Companies, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
SCCE	Sachem Capital Corp. 6.00% Notes due 2027	StructuredProduct	PEARL Equities Exchange	Equity
BSTP	Innovator ETFs Trust Innovator Buffer Step-Up Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CTA	Simplify Exchange Traded Funds Simplify Managed Futures Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DRTS	Alpha Tau Medical Ltd COM CL A	CommonStock	PEARL Equities Exchange	Equity
DRTSW	Alpha Tau Medical Ltd WT EXP 030727	Warrant	PEARL Equities Exchange	Equity
EP	Empire Petroleum Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
PSTP	Innovator ETFs Trust Innovator Power Buffer Step-Up Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IPDP	Dividend Performers ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IPPP	Preferred Plus ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RGTI	Rigetti Computing Inc COM	CommonStock	PEARL Equities Exchange	Equity
RGTIW	Rigetti Computing Inc WT EXP	Warrant	PEARL Equities Exchange	Equity
HAUS	Residential REIT ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PRIFpL	Priority Income Fund, Inc. 6.375% Series L Term Preferred Stock Due 2029	PreferredStock	PEARL Equities Exchange	Equity
ZIMV	ZimVie Inc COM	CommonStock	PEARL Equities Exchange	Equity
COSM	Cosmos Health Inc COM	CommonStock	PEARL Equities Exchange	Equity
HISF	First Trust High Income Strategic Focus ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SEALpA	Seapeak LLC 9.00% Series A Cumulative Redeemable Perpetual Preferred Units	PreferredStock	PEARL Equities Exchange	Equity
SEALpB	Seapeak LLC 8.50% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units	PreferredStock	PEARL Equities Exchange	Equity
CGCP	Capital Group Fixed Income ETF Trust Capital Group Core Plus Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
CGDV	Capital Group Dividend Value ETF Capital Group Dividend Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CGGO	Capital Group Global Growth Equity ETF Capital Group Global Growth Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CGGR	Capital Group Growth ETF Capital Group Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CGUS	Capital Group Core Equity ETF Capital Group Core Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CGXU	Capital Group International Focus Equity ETF Capital Group International Focus Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DFAR	Dimensional ETF Trust Dimensional US Real Estate ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DFSV	Dimensional ETF Trust Dimensional US Small Cap Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DJIA	Global X Funds Global X Dow 30 Covered Call ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DUHP	Dimensional ETF Trust Dimensional US High Profitability ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HAPY	Harbor ETF Trust Harbor Human Capital Factor Unconstrained ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IXHL	Incannex Healthcare Inc COM USD0.0001	AdrCommon	PEARL Equities Exchange	Equity
RLTY	Cohen & Steers Real Estate Opportunities and Income Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
KNTK	Kinetik Holdings Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
BOC	Boston Omaha Corporation Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
CLSE	Convergence Long/Short Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GEMD	Goldman Sachs Access Emerging Markets USD Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HYBL	SPDR Blackstone High Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XHYC	BondBloxx ETF Trust BondBloxx USD High Yield Bond Consumer Cyclicals Sector ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XHYD	BondBloxx ETF Trust BondBloxx USD High Yield Bond Consumer Non-Cyclicals Sector ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XHYE	BondBloxx ETF Trust BondBloxx USD High Yield Bond Energy Sector ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XHYF	BondBloxx ETF Trust BondBloxx USD High Yield Bond Financial & REIT Sector ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XHYH	BondBloxx ETF Trust BondBloxx USD High Yield Bond Healthcare Sector ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XHYI	BondBloxx ETF Trust BondBloxx USD High Yield Bond Industrial Sector ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XHYT	BondBloxx ETF Trust BondBloxx USD High Yield Bond Telecom, Media & Technology Sector ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DGIN	VanEck ETF Trust VanEck Digital India ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FSYD	Fidelity Covington Trust Fidelity Sustainable High Yield ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PARA	Paramount Global CL B COM USD.01 NVTG	CommonStock	PEARL Equities Exchange	Equity
PARAA	Paramount Global CL A COM USD.01	CommonStock	PEARL Equities Exchange	Equity
WBAT	WisdomTree Battery Value Chain and Innovation Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MHUA	Meihua International Medical Technologies Co Ltd ORD SHS	CommonStock	PEARL Equities Exchange	Equity
ONBPO	Old National Bancorp 7 DP SH PF C	Unknown	PEARL Equities Exchange	Equity
ONBPP	Old National Bancorp DP 1/40 NC PPF A	PreferredStock	PEARL Equities Exchange	Equity
USBpS	U.S. Bancorp Depositary Shares, each representing a 1/1,000th interest in a share of Series O Non-Cumulative Perpetual Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
AGGH	Simplify Exchange Traded Funds Simplify Aggregate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BTOG	Bit Origin Limited CL A ORD NPV	CommonStock	PEARL Equities Exchange	Equity
CDX	Simplify Exchange Traded Funds Simplify High Yield ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ECCX	Eagle Point Credit Company Inc. 6.6875% Notes due 2028	StructuredProduct	PEARL Equities Exchange	Equity
SBFM	Sunshine Biopharma Inc COM	CommonStock	PEARL Equities Exchange	Equity
SBFMW	Sunshine Biopharma Inc WRRTS	Warrant	PEARL Equities Exchange	Equity
ISPO	Inspirato Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
ISPOW	Inspirato Inc WT EXP 010130	Warrant	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
NRGV	Energy Vault Holdings, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
VIVK	Vivakor Inc COM ACRED INVS	CommonStock	PEARL Equities Exchange	Equity
CEAD	CEA Industries Inc COM USD0.00001	CommonStock	PEARL Equities Exchange	Equity
CEADW	CEA Industries Inc WT EXP 021127	Warrant	PEARL Equities Exchange	Equity
DRCT	Direct Digital Holdings Inc CL A COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
MDV	Modiv Industrial, Inc. Class C Common Stock	CommonStock	PEARL Equities Exchange	Equity
MDVpA	Modiv Industrial, Inc. 7.375% Series A Cumulative Redeemable Perpetual Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
RMMZ	RiverNorth Managed Duration Municipal Income Fund II, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
BFIX	Build Funds Trust Build Bond Innovation ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BRCC	BRC Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
BUFB	Innovator Laddered Allocation Buffer ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HGER	Harbor ETF Trust Harbor Commodity All-Weather Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HTCR	HeartCore Enterprises Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
HYRM	DBX ETF Trust Xtrackers Risk Managed USD High Yield Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MODD	Modular Med Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
PABU	iShares Paris-Aligned Climate Optimized MSCI USA ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SKYX	SKYX Platforms Corp COM	CommonStock	PEARL Equities Exchange	Equity
AREN	The Arena Group Holdings, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
WGMI	CoinShares Valkyrie Bitcoin Miners ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LRND	NYLI U.S. Large Cap R&D Leaders ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PRAY	NEOS ETF Trust FIS Christian Stock Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
WRND	NYLI Global Equity R&D Leaders ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AREB	American Rebel Holdings Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
AREBW	American Rebel Holdings Inc WT EXP 012027	Warrant	PEARL Equities Exchange	Equity
ACLX	Arcellx Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
ANGH	Anghami Inc ORD	CommonStock	PEARL Equities Exchange	Equity
ANGHW	Anghami Inc WT EXP	Warrant	PEARL Equities Exchange	Equity
JOJO	Tidal ETF Trust ATAC Credit Rotation ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NVCT	Nuvectis Pharma Inc COM USD0.00001	CommonStock	PEARL Equities Exchange	Equity
SES	SES AI Corporation Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
SES.WS	SES AI Corporation Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	Warrant	PEARL Equities Exchange	Equity
SOLR	Guinness Atkinson Funds SmartETFs Sustainable Energy II ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BACpS	Bank of America Corporation Depositary shares, each representing 1/1,000th interest in a share of 4.750% Non-Cumulative Preferred Stock, Series SS	PreferredStock	PEARL Equities Exchange	Equity
WINN	Harbor ETF Trust Harbor Long-Term Growers ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CEG	Constellation Energy Corp COM	CommonStock	PEARL Equities Exchange	Equity
MTEK	Maris Tech Ltd ORD SHS	CommonStock	PEARL Equities Exchange	Equity
MTEKW	Maris Tech Ltd WT EXP 010627	Warrant	PEARL Equities Exchange	Equity
NVX	NOVONIX Limited ADS	AdrCommon	PEARL Equities Exchange	Equity
SHEL	Shell plc American Depositary Shares (each representing two (2) Ordinary Shares)	AdrCommon	PEARL Equities Exchange	Equity
WBSpG	Webster Financial Corporation Depositary Shares, each representing a 1/40th interest in a share of 6.50% Series G non-cumulative perpetual preferred stock	PreferredStock	PEARL Equities Exchange	Equity
AMTD	AMTD IDEA Group American Depositary Shares, each representing six (6) Class A Ordinary Shares	AdrCommon	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
IDAI	T Stamp Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
METV	Listed Funds Trust Roundhill Ball Metaverse ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OBE	Obsidian Energy Ltd. Common Shares	CommonStock	PEARL Equities Exchange	Equity
SGHC	Super Group (SGHC) Limited Ordinary shares with no par value	CommonStock	PEARL Equities Exchange	Equity
SST	System1, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
CRDO	Credo Technology Group Holding Ltd ORD USD0.00005	CommonStock	PEARL Equities Exchange	Equity
KSCP	Knightscope Inc CL A COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
PAXS	PIMCO Access Income Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
TCHI	iShares MSCI China Multisector Tech ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TCRT	Alaunos Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
BIPI	Brookfield Infrastructure Partners L.P. 5.125% Perpetual Subordinated Notes	StructuredProduct	PEARL Equities Exchange	Equity
BNGE	First Trust Exchange-Traded Fund VI First Trust S-Network Streaming and Gaming ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DMAT	Global X Disruptive Materials ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ECCV	Eagle Point Credit Company Inc. 5.375% Notes due 2029	StructuredProduct	PEARL Equities Exchange	Equity
ISHP	First Trust S-Network E-Commerce ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SATL	Satellogic Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
SATLW	Satellogic Inc WT EXP 012527	Warrant	PEARL Equities Exchange	Equity
SKYH	Sky Harbour Group Corporation Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
SKYH.WS	Sky Harbour Group Corporation Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	Warrant	PEARL Equities Exchange	Equity
SPEpC	Special Opportunities Fund, Inc. 2.75% Convertible Preferred Stock, Series C	StructuredProduct	PEARL Equities Exchange	Equity
FGI	FGI Industries Ltd ORD SHS USD0.0001	CommonStock	PEARL Equities Exchange	Equity
FGIWW	FGI Industries Ltd WRRRTS	Warrant	PEARL Equities Exchange	Equity
SAGP	The Advisors Inner Circle Fund III Strategas Global Policy Opportunities ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SAMT	The Advisors Inner Circle Fund III Strategas Macro Thematic Opportunities ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AORT	Artivion, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
SQFTW	Presidio Property Trust Inc WRTTS	Warrant	PEARL Equities Exchange	Equity
NXPL	NextPlat Corp CL A	CommonStock	PEARL Equities Exchange	Equity
NXPLW	NextPlat Corp WT EXP 042926	Warrant	PEARL Equities Exchange	Equity
RSEE	Rareview Systematic Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VZLA	Vizsla Silver Corp. Common Shares	CommonStock	PEARL Equities Exchange	Equity
AIVI	WisdomTree Trust WisdomTree International AI Enhanced Value Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
AIVL	WisdomTree Trust WisdomTree U.S. AI Enhanced Value Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
BRFH	Barfresh Food Group Inc COM USD0.000001	CommonStock	PEARL Equities Exchange	Equity
SEA	ETF Series Solutions U.S. Global Sea to Sky Cargo ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NSTS	NSTS Bancorp Inc COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
SOND	Sonder Holdings Inc COM	CommonStock	PEARL Equities Exchange	Equity
SONDW	Sonder Holdings Inc Wrrt	Warrant	PEARL Equities Exchange	Equity
PSApS	Public Storage Depositary Shares Each Representing 1/1,000 of a 4.100% Cumulative Preferred Share of Beneficial Interest, Series S	PreferredStock	PEARL Equities Exchange	Equity
TKLF	Tokyo Lifestyle Co Ltd ADR	AdrCommon	PEARL Equities Exchange	Equity
AVSC	American Century ETF Trust Avantis U.S. Small Cap Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CENN	Cenntro Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
CISO	CISO Global Inc COM USD0.00001	CommonStock	PEARL Equities Exchange	Equity
OXLCZ	Oxford Lane Capital Corp. 5.00 Notes due 2027 ETN	Unknown	PEARL Equities Exchange	Equity
CFSB	CFSB Bancorp Inc COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
DMA	Destra Multi-Alternative Fund Common Stock	Fund	PEARL Equities Exchange	Equity
JBBB	Janus Henderson B-BBB CLO ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TPG	TPG Inc CL A COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
ESIX	SPDR Series Trust SPDR S&P SmallCap 600 ESG ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
REVB	Revelation Biosciences Inc COM	CommonStock	PEARL Equities Exchange	Equity
REVBW	Revelation Biosciences Inc WT EXP 052527	Warrant	PEARL Equities Exchange	Equity
WTW	Willis Towers Watson plc COM USD.000115	CommonStock	PEARL Equities Exchange	Equity
AMLX	Amylyx Pharmaceuticals Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
HOUR	Hour Loop Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
SGLY	Singularity Future Technology Ltd COM NPV	CommonStock	PEARL Equities Exchange	Equity
UMMA	Wahed Dow Jones Islamic World ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VIGL	Vigil Neuroscience Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
DAVE	Dave Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
DAVEW	Dave Inc WT EXP 010526	Warrant	PEARL Equities Exchange	Equity
AZ	A2Z Smart Technologies Corp COM	CommonStock	PEARL Equities Exchange	Equity
GAST	Gabelli ETFs Trust Gabelli Automation ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FCNCO	First Citizens BancShares Inc 5.625 NONCM SR C	PreferredStock	PEARL Equities Exchange	Equity
QTJA	Innovator Growth Accelerated Plus ETF - January ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SIXJ	AIM ETF Products Trust AllianzIM U.S. Large Cap 6 Month Buffer10 Jan/Jul ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
UPAR	Tidal ETF Trust UPAR Ultra Risk Parity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XBJA	Innovator US Equity Accelerated 9 Buffer ETF - January ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XTJA	Innovator US Equity Accelerated Plus ETF - January ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CCRD	CoreCard Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
FLDZ	RiverNorth Patriot ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TMFE	Motley Fool Capital Efficiency 100 Index ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TMFX	Motley Fool Next Index ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WTV	WisdomTree Trust WisdomTree U.S. Value Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
PPI	Astoria Real Assets ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TMFS	Motley Fool Small-Cap Growth ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DOUG	Douglas Elliman Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ICAP	Series Portfolios Trust Infrastructure Capital Equity Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GRBKpA	Green Brick Partners, Inc. Depositary Shares (each representing a 1/1000th fractional interest in a share of 5.75% Series A Cumulative Perpetual Preferred Stock)	PreferredStock	PEARL Equities Exchange	Equity
CMPO	CompoSecure Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
CMPOW	CompoSecure Inc WT EXP 122726	Warrant	PEARL Equities Exchange	Equity
FNGR	FingerMotion Inc COM	CommonStock	PEARL Equities Exchange	Equity
ADSE	ADS TEC ENERGY PLC COM	CommonStock	PEARL Equities Exchange	Equity
ADSEW	ADS TEC ENERGY PLC WT EXP 122226	Warrant	PEARL Equities Exchange	Equity
CVAR	Cultivar ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HYPR	Hyperfine Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
SCCD	Sachem Capital Corp. 6.00% Notes due 2026	StructuredProduct	PEARL Equities Exchange	Equity
SPRC	SciSparc Ltd ORD	CommonStock	PEARL Equities Exchange	Equity
ALLR	Allarity Therapeutics Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
KDRN	ETF Opportunities Trust Kingsbarn Tactical Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MMCA	New York Life Investments Active ETF Trust NYLI MacKay California Muni Intermediate ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NXGL	NEXGEL Inc COM	CommonStock	PEARL Equities Exchange	Equity
NXGLW	NexGel, Inc Warrant	Warrant	PEARL Equities Exchange	Equity
PRSO	Peraso Inc COM	CommonStock	PEARL Equities Exchange	Equity
XDEC	FT Vest US Equity Enhance & Moderate Buffer ETF - December ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ZGN	Ermenegildo Zegna N.V. Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
BWNB	Babcock & Wilcox Enterprises, Inc. 6.50% Senior Notes due 2026	StructuredProduct	PEARL Equities Exchange	Equity
FCSH	Federated Hermes ETF Trust Federated Hermes Short Duration Corporate ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FHYS	Federated Hermes ETF Trust Federated Hermes Short Duration High Yield ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FPAG	FPA Global Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GFGF	Guru Favorite Stocks ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RAYD	The Advisors Inner Circle Fund III Rayliant Quantitative Developed Market Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RAYE	The Advisors Inner Circle Fund III Rayliant Quantamental Emerging Market ex-China Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SSSSL	SuRo Capital Corp 6.00 Notes due 2026 ETN	Unknown	PEARL Equities Exchange	Equity
AHG	Akso Health Group ADR	AdrCommon	PEARL Equities Exchange	Equity
EFCpB	Ellington Financial Inc. 6.250% Series B Fixed-Rate Reset Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
EVTL	Vertical Aerospace Ltd. Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
GDMN	WisdomTree Efficient Gold Plus Gold Miners Strategy Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IMMX	Immix Biopharma Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
NPFD	Nuveen Variable Rate Preferred & Income Fund Common Shares	Fund	PEARL Equities Exchange	Equity
SANG	Sangoma Technologies Corporation COM	CommonStock	PEARL Equities Exchange	Equity
GNTA	Genenta Science S.p.A. ADS	AdrCommon	PEARL Equities Exchange	Equity
IOT	Samsara Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
JHPI	John Hancock Exchange-Traded Fund Trust John Hancock Preferred Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TEMP	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Climate Change Solutions ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BEPI	Brookfield Renewable Partners L.P. 4.875% Perpetual Subordinated Notes	StructuredProduct	PEARL Equities Exchange	Equity
SIDU	Sidus Space Inc COM CL A USD0.0001	CommonStock	PEARL Equities Exchange	Equity
TMFG	Motley Fool Global Opportunities ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TMFM	Motley Fool Mid-Cap Growth ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WULF	Terawulf Inc. COM	CommonStock	PEARL Equities Exchange	Equity
MOTG	VanEck Morningstar Global Wide Moat ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VRE	Veris Residential, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
NRSN	NeuroSense Therapeutics Ltd ORD SHS	CommonStock	PEARL Equities Exchange	Equity
NRSNW	NeuroSense Therapeutics Ltd WRTTS	Warrant	PEARL Equities Exchange	Equity
NU	Nu Holdings Ltd. Class A Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
RITA	ETF Series Solutions ETFB Green SRI REITs ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SLDP	Solid Power Inc CL A COM	CommonStock	PEARL Equities Exchange	Equity
SLDPW	Solid Power Inc WT EXP 031926	Warrant	PEARL Equities Exchange	Equity
VNAM	Global X Funds Global X MSCI Vietnam ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WTAI	WisdomTree Artificial Intelligence and Innovation Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
BBAI	BigBear.ai Holdings, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
BBAI.WS	BigBear.ai Holdings, Inc. Redeemable Warrants, each exercisable for one share of Common Stock at an exercise price of $11.50 per share	Warrant	PEARL Equities Exchange	Equity
BKCI	BNY Mellon ETF Trust BNY Mellon Concentrated International ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CING	Cingulate Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
CINGW	Cingulate Inc WT EXP 120326	Warrant	PEARL Equities Exchange	Equity
CRGY	Crescent Energy Company Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
OCCIN	OFS Credit Company Inc 5.25 Series E Term Preferred Stock Due 2026 ETN	Unknown	PEARL Equities Exchange	Equity
PL	Planet Labs PBC Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
PL.WS	Planet Labs PBC Redeemable warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	Warrant	PEARL Equities Exchange	Equity
PTRB	PGIM ETF Trust PGIM Total Return Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
REFI	Chicago Atlantic Real Estate Finance Inc COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
WLTG	ETF Opportunities Trust WealthTrust DBS Long Term Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BZFD	BuzzFeed Inc CL A COM	CommonStock	PEARL Equities Exchange	Equity
BZFDW	BuzzFeed Inc WT EXP	Warrant	PEARL Equities Exchange	Equity
IMPP	Imperial Petroleum Inc COM	CommonStock	PEARL Equities Exchange	Equity
IMPPP	Imperial Petroleum Inc 8.75% CUM PFD A	Unknown	PEARL Equities Exchange	Equity
PIII	P3 Health Partners Inc COM	CommonStock	PEARL Equities Exchange	Equity
PIIIW	P3 Health Partners Inc WT EXP	Warrant	PEARL Equities Exchange	Equity
RILYG	B. Riley Financial Inc 5.00 Senior Notes due 2026 ETN	Unknown	PEARL Equities Exchange	Equity
CELZ	Creative Medical Technology Holdings Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
HGTY	Hagerty, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
GPMTpA	Granite Point Mortgage Trust Inc. 7.00% Series A Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
GRAB	Grab Holdings Limited CL A ORD	CommonStock	PEARL Equities Exchange	Equity
GRABW	Grab Holdings Limited WT EXP 120126	Warrant	PEARL Equities Exchange	Equity
AZTA	Azenta Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
CDRO	Codere Online Luxembourg SA ORD	CommonStock	PEARL Equities Exchange	Equity
CDROW	Codere Online Luxembourg SA WT EXP 112326	Warrant	PEARL Equities Exchange	Equity
ECCpD	Eagle Point Credit Company Inc. 6.75% Series D Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
HHS	Harte Hanks Inc. COM NPV	CommonStock	PEARL Equities Exchange	Equity
BAFN	BayFirst Financial Corp COM	CommonStock	PEARL Equities Exchange	Equity
OP	OceanPal Inc COM	CommonStock	PEARL Equities Exchange	Equity
DTG	DTE Energy Company 2021 Series E 4.375% Junior Subordinated Debentures due 2081	StructuredProduct	PEARL Equities Exchange	Equity
OPPpB	RiverNorth/DoubleLine Strategic Opportunity Fund, Inc. 4.75% Series B Cumulative Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
CTGO	Contango ORE, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
GUG	Guggenheim Active Allocation Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
NYMTZ	New York Mortgage Trust Inc PFD SER 7.5%	Unknown	PEARL Equities Exchange	Equity
ATLCL	Atlanticus Holdings Corporation 6.125 Senior Notes due 2026 ETN	Unknown	PEARL Equities Exchange	Equity
BHFAM	Brighthouse Financial Inc PF D	Unknown	PEARL Equities Exchange	Equity
LOCL	Local Bounti Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
NMAI	Nuveen Multi-Asset Income Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	**Security Name**	**Security Class**	**Listed Exchange**	**Instrument Type**
PSApR	Public Storage Depositary Shares Each Representing 1/1,000 of a 4.00% Cumulative Preferred Share of Benecial Interest, Series R	PreferredStock	PEARL Equities Exchange	Equity
FINW	Finwise Bancorp COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
HPPpC	Hudson Pacific Properties, Inc. 4.750% Series C Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
LITM	Snow Lake Resources Ltd COM	CommonStock	PEARL Equities Exchange	Equity
TSAT	Telesat Corp COM CL A CL B	CommonStock	PEARL Equities Exchange	Equity
AHYB	American Century ETF Trust American Century Select High Yield ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ARBKL	Argo Blockchain plc 8.75 Senior Notes due 2026 ETN	Unknown	PEARL Equities Exchange	Equity
EFSCP	Enterprise Financial Services Corporation 5% DEP PFD SR A	PreferredStock	PEARL Equities Exchange	Equity
FSIG	First Trust Exchange-Traded Fund IV First Trust Limited Duration Investment Grade Corporate ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SG	Sweetgreen, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
BRZE	Braze Inc COM CL A USD0.0001	CommonStock	PEARL Equities Exchange	Equity
GHTA	Goose Hollow Tactical Allocation ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IREN	IREN Limited ORD SHS	CommonStock	PEARL Equities Exchange	Equity
MSMR	McElhenny Sheffield Managed Risk ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OALC	Unified Series Trust OneAscent Large Cap Core ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RSPE	Invesco Exchange-Traded Fund Trust II Invesco ESG S&P 500 Equal Weight ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SAEF	Schwab Strategic Trust Schwab Ariel ESG ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AMAX	Starboard Investment Trust Adaptive Hedged Multi-Asset Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BITS	Global X Blockchain & Bitcoin Strategy ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DFCF	Dimensional ETF Trust Dimensional Core Fixed Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DFIP	Dimensional ETF Trust Dimensional Inflation-Protected Securities ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DFNM	Dimensional ETF Trust Dimensional National Municipal Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DFSD	Dimensional ETF Trust Dimensional Short-Duration Fixed Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PFXNZ	PhenixFIN Corporation 5.25 Notes due 2028 ETN	Unknown	PEARL Equities Exchange	Equity
TROO	TROOPS Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
ONL	Orion Properties Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
SNDA	Sonida Senior Living, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
TOI	The Oncology Institute Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
TOIIW	The Oncology Institute Inc WT EXP	Warrant	PEARL Equities Exchange	Equity
BTBD	BT Brands Inc COM	CommonStock	PEARL Equities Exchange	Equity
BTBDW	BT Brands Inc WT EXP	Warrant	PEARL Equities Exchange	Equity
DERM	Journey Medical Corp COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
GMET	VanEck ETF Trust VanEck Green Metals ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BEAT	HeartBeam Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
BEATW	HeartBeam Inc WT EXP 103126	Warrant	PEARL Equities Exchange	Equity
BLZE	Backblaze Inc COM CL A USD0.0001	CommonStock	PEARL Equities Exchange	Equity
GBUY	Goldman Sachs ETF Trust Goldman Sachs Future Consumer Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GDOC	Goldman Sachs ETF Trust Goldman Sachs Future Health Care Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LVLU	Lulus Fashion Lounge Holdings Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
TIVC	Tivic Health Systems Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
WEAV	Weave Communications, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
BJDX	Bluejay Diagnostics Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
BLBX	Blackboxstocks Inc COM	CommonStock	PEARL Equities Exchange	Equity
CINT	CI&T Inc Class A Common Shares	CommonStock	PEARL Equities Exchange	Equity
ELQD	iShares Trust iShares ESG Advanced Investment Grade Corporate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EXFY	Expensify Inc COM CL A USD0.0001	CommonStock	PEARL Equities Exchange	Equity
HFGO	Hartford Large Cap Growth ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RIVN	Rivian Automotive Inc COM CL A USD0.001	CommonStock	PEARL Equities Exchange	Equity
FOSLL	Fossil Group Inc 7 Senior Notes due 2026 ETN	Unknown	PEARL Equities Exchange	Equity
HTZ	Hertz Global Holdings Inc COM	CommonStock	PEARL Equities Exchange	Equity
HTZWW	Hertz Global Holdings Inc WT EXP 063051	Warrant	PEARL Equities Exchange	Equity
OILD	Bank of Montreal MicroSectors Oil & Gas Exp. & Prod. -3x Inverse Leveraged ETNs due June 28, 2041	ExchangeTradedNote	PEARL Equities Exchange	Equity
OILU	Bank of Montreal MicroSectors Oil & Gas Exp. & Prod. 3x Leveraged ETNs due June 28, 2041	ExchangeTradedNote	PEARL Equities Exchange	Equity
PRM	Perimeter Solutions, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
RHRX	Starboard Investment Trust RH Tactical Rotation ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RHTX	Starboard Investment Trust RH Tactical Outlook ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SARK	Tradr 1X Short Innovation Daily ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SOPA	Society Pass Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
TCBX	Third Coast Bancshares Inc COM USD1	CommonStock	PEARL Equities Exchange	Equity
DCGO	DocGo Inc DOCGO INC COM	CommonStock	PEARL Equities Exchange	Equity
DRUG	Bright Minds Biosciences Inc COM	CommonStock	PEARL Equities Exchange	Equity
KIND	Nextdoor Holdings, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
KPRX	Kiora Pharmaceuticals Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
NXDT	NexPoint Diversified Real Estate Trust Common Stock	Fund	PEARL Equities Exchange	Equity
NXDTpA	NexPoint Diversified Real Estate Trust 5.50% Series A Cumulative Preferred Shares ($25.00 liquidation preference per share)	PreferredStock	PEARL Equities Exchange	Equity
BRTX	BioRestorative Therapies Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
IOBT	IO Biotech Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
MULN	Mullen Automotive, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
OZKAP	Bank OZK 4.625% PER PFD A	PreferredStock	PEARL Equities Exchange	Equity
ARHS	Arhaus Inc COM CL A USD0.001	CommonStock	PEARL Equities Exchange	Equity
AUR	Aurora Innovation Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
AUROW	Aurora Innovation Inc WTS	Warrant	PEARL Equities Exchange	Equity
CDRE	Cadre Holdings, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ESMV	iShares ESG Optimized MSCI USA Min Vol Factor ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EVO	Evotec SE ADR	AdrCommon	PEARL Equities Exchange	Equity
KD	Kyndryl Holdings, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MDXH	MDxHealth SA ORD SHS	CommonStock	PEARL Equities Exchange	Equity
MYNZ	Mainz Biomed N.V. ORD SHS	CommonStock	PEARL Equities Exchange	Equity
NRDS	NerdWallet Inc COM CL A USD0.0001	CommonStock	PEARL Equities Exchange	Equity
SLNH	Soluna Holdings Inc COM USD1	CommonStock	PEARL Equities Exchange	Equity
SLNHP	Soluna Holdings Inc 9% CUM PFD A	PreferredStock	PEARL Equities Exchange	Equity
BIRD	Allbirds Inc COM CL A USD0.0001	CommonStock	PEARL Equities Exchange	Equity
CMTG	Claros Mortgage Trust, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
FNWD	Finward Bancorp COM	CommonStock	PEARL Equities Exchange	Equity
HEQT	Simplify Exchange Traded Funds Simplify Hedged Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
JPIE	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MFUL	Mindful Conservative ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RULE	Adaptive Core ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CBL	CBL & Associates Properties, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CIVI	Civitas Resources, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CMPX	Compass Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
SURG	SurgePays Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
MLKN	MillerKnoll Inc COM USD.2	CommonStock	PEARL Equities Exchange	Equity
SKE	Skeena Resources Limited Common Shares	CommonStock	PEARL Equities Exchange	Equity
AIRS	AirSculpt Technologies Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
AURA	Aura Biosciences Inc COM USD0.00001	CommonStock	PEARL Equities Exchange	Equity
BFRI	Biofrontera Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
BFRIW	Biofrontera Inc WT EXP 102726	Warrant	PEARL Equities Exchange	Equity
CADEpA	Cadence Bank 5.50% Series A Non-Cumulative Perpetual Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
MSpO	Morgan Stanley Depositary Shares, each representing 1/1,000th of a share of 4.250% Non-Cumulative Preferred Stock, Series O	PreferredStock	PEARL Equities Exchange	Equity
NN	NextNav Inc COM	CommonStock	PEARL Equities Exchange	Equity
NNAVW	NextNav Inc. Warrant	Warrant	PEARL Equities Exchange	Equity
QNRX	Quoin Pharmaceuticals Ltd SPON ADS	AdrCommon	PEARL Equities Exchange	Equity
TRDA	Entrada Therapeutics Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
UDMY	Udemy Inc COM USD0.00001	CommonStock	PEARL Equities Exchange	Equity
BXSL	Blackstone Secured Lending Fund Common Shares of Beneficial Interest	CommonStock	PEARL Equities Exchange	Equity
FLNC	Fluence Energy Inc COM CL A USD0.01	CommonStock	PEARL Equities Exchange	Equity
GFS	GLOBALFOUNDRIES Inc ORD SHS	CommonStock	PEARL Equities Exchange	Equity
OFSSH	OFS Capital Corporation 4.95 Notes due 2028 ETN	Unknown	PEARL Equities Exchange	Equity
AIP	Arteris Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
BACpQ	Bank of America Corporation Depositary shares, each representing 1/1,000th interest in a share of 4.250% Non-Cumulative Preferred Stock, Series QQ	PreferredStock	PEARL Equities Exchange	Equity
BUFG	FT Vest Buffered Allocation Growth ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BUFT	FT Vest Buffered Allocation Defensive ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EICA	Eagle Point Income Company Inc. 5.00% Series A Term Preferred Stock due 2026	StructuredProduct	PEARL Equities Exchange	Equity
INFA	Informatica Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
MEGI	NYLI CBRE Global Infrastructure Megatrends Term Fund Common Shares	Fund	PEARL Equities Exchange	Equity
OND	ProShares Trust ProShares On-Demand ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QQJG	Invesco ESG NASDAQ Next Gen 100 ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QQMG	Invesco ESG NASDAQ 100 ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RENT	Rent the Runway Inc COM CL A USD0.001	CommonStock	PEARL Equities Exchange	Equity
TINT	ProShares Trust ProShares Smart Materials ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TINY	ProShares Trust ProShares Nanotechnology ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HNNAZ	Hennessy Advisors Inc 4.875 Notes due 2026 ETN	Unknown	PEARL Equities Exchange	Equity
SABS	SAB Biotherapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
SABSW	SAB Biotherapeutics Inc WT EXP 102226	Warrant	PEARL Equities Exchange	Equity
ARIS	Aris Water Solutions, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
BTF	CoinShares Valkyrie Bitcoin and Ether Strategy ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
XLO	Xilio Therapeutics Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
COCO	Vita Coco Company Inc COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
MIR	Mirion Technologies, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
PTLO	Portillos Inc COM CL A USD0.01	CommonStock	PEARL Equities Exchange	Equity
PX	P10, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
RWAY	Runway Growth Finance Corp COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
VTYX	Ventyx Biosciences Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
ASTL	Algoma Steel Group Inc COM	CommonStock	PEARL Equities Exchange	Equity
ASTLW	Algoma Steel Group Inc WT EXP 101926	Warrant	PEARL Equities Exchange	Equity
CNTX	Context Therapeutics Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
CYN	Cyngn Inc COM USD0.00001	CommonStock	PEARL Equities Exchange	Equity
NVTS	Navitas Semiconductor Corp COM	CommonStock	PEARL Equities Exchange	Equity
BITO	ProShares Trust ProShares Bitcoin ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FBRT	Franklin BSP Realty Trust, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
FBRTpE	Franklin BSP Realty Trust, Inc. 7.50% Series E Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
SEAT	Vivid Seats Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
SEATW	Vivid Seats Inc WT EXP	Warrant	PEARL Equities Exchange	Equity
ABRpF	Arbor Realty Trust, Inc. 6.25% Series F Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, Liquidation Preference $25.00 per share	PreferredStock	PEARL Equities Exchange	Equity
BKKT	Bakkt Holdings, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
BKKT.WS	Bakkt Holdings, Inc. Warrants to purchase Class A Common Stock, each Warrant entitles a holder to purchase 1/25th of a share of Class A common stock at an exercise price of $287.50 for one share of Class A Common Stock	Warrant	PEARL Equities Exchange	Equity
OZ	Belpointe PREP, LLC Class A Units	Unit	PEARL Equities Exchange	Equity
SISI	Shineco Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
INKT	MiNK Therapeutics Inc COM USD0.00001	CommonStock	PEARL Equities Exchange	Equity
GREEL	Greenidge Generation Holdings Inc 8.50 Senior Notes due 2026 ETN	Unknown	PEARL Equities Exchange	Equity
GTLB	GitLab Inc COM CLA USD0.0000025	CommonStock	PEARL Equities Exchange	Equity
IHS	IHS Holding Limited Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
LUCD	Lucid Diagnostics Inc COM	CommonStock	PEARL Equities Exchange	Equity
MMSC	First Trust Exchange-Traded Fund VIII First Trust Multi-Manager Small Cap Opportunities ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AVDX	AvidXchange Holdings Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
BBLG	Bone Biologics Corp COM USD.001	CommonStock	PEARL Equities Exchange	Equity
BBLGW	Bone Biologics Corp WT EXP 10/13/26	Warrant	PEARL Equities Exchange	Equity
CLST	Catalyst Bancorp Inc COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
HCTI	Healthcare Triangle Inc COM USD0.00001	CommonStock	PEARL Equities Exchange	Equity
XRTX	XORTX Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
IVT	InvenTrust Properties Corp. Common Stock	CommonStock	PEARL Equities Exchange	Equity
PRIFpK	Priority Income Fund, Inc. 7.000% Series K Cumulative Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
GDVpK	The Gabelli Dividend & Income Trust 4.250% Series K Cumulative Preferred Shares	PreferredStock	PEARL Equities Exchange	Equity
GWH	ESS Tech, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
GWH.WS	ESS Tech, Inc. Warrants, each Warrant exercisable for one-fifteenth (1/15) of a share of Common Stock at an exercise price of $172.50 per share	Warrant	PEARL Equities Exchange	Equity
PINK	Simplify Exchange Traded Funds Simplify Health Care ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
ARBE	Arbe Robotics Ltd ORD SHS	CommonStock	PEARL Equities Exchange	Equity
ARBEW	Arbe Robotics Ltd WTTS	Warrant	PEARL Equities Exchange	Equity
CCSI	Consensus Cloud Solutions Inc COM	CommonStock	PEARL Equities Exchange	Equity
CGTX	Cognition Therapeutics Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
PYXS	Pyxis Oncology Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
ZD	Ziff Davis Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
BLKC	Invesco Alerian Galaxy Blockchain Users and Decentralized Commerce ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FCLD	Fidelity Cloud Computing ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FDHT	Fidelity Digital Health ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FDRV	Fidelity Electric Vehicles and Future Transportation ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FRNW	Fidelity Clean Energy ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GTR	WisdomTree Target Range Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LTH	Life Time Group Holdings, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MOTE	VanEck Morningstar ESG Moat ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SATO	Invesco Alerian Galaxy Crypto Economy ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JAVA	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Active Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KCCA	KraneShares Trust KraneShares California Carbon Allowance Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KEUA	KraneShares Trust KraneShares European Carbon Allowance Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LVO	LiveOne Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
VLCN	Volcon Inc COM USD0.00001	CommonStock	PEARL Equities Exchange	Equity
CION	CION Investment Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
LFMDP	LifeMD Inc PFD CL A	PreferredStock	PEARL Equities Exchange	Equity
RRX	Regal Rexnord Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
UBND	VictoryShares Core Plus Intermediate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
UCRD	VictoryShares Corporate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ZWS	Zurn Elkay Water Solutions Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
CTRA	Coterra Energy Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
EOCT	Innovator ETFs Trust Innovator Emerging Markets Power Buffer ETF - October	ExchangeTradedFund	PEARL Equities Exchange	Equity
GIPR	Generation Income Properties Inc COM	CommonStock	PEARL Equities Exchange	Equity
GIPRW	Generation Income Properties Inc WRTTS	Warrant	PEARL Equities Exchange	Equity
IOCT	Innovator ETFs Trust Innovator International Developed Power Buffer ETF - October	ExchangeTradedFund	PEARL Equities Exchange	Equity
PSCQ	Pacer Swan SOS Conservative (October) ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PSFO	Pacer Swan SOS Flex (October) ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PSMO	Pacer Swan SOS Moderate (October) ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RISR	Tidal ETF Trust FolioBeyond Alternative Income and Interest Rate Hedge ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SIXO	AIM ETF Products Trust AllianzIM U.S. Large Cap 6 Month Buffer10 Apr/Oct ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WBX	Wallbox N.V. Class A Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
WOLF	Wolfspeed, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
XPRO	Expro Group Holdings N.V. Common Stock	CommonStock	PEARL Equities Exchange	Equity
AVES	American Century ETF Trust Avantis Emerging Markets Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AVIV	American Century ETF Trust Avantis International Large Cap Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AVRE	American Century ETF Trust Avantis Real Estate ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
CTEX	ProShares Trust ProShares S&P Kensho Cleantech ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DAT	ProShares Trust ProShares Big Data Refiners ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FNGG	Direxion Shares ETF Trust Direxion Daily NYSE FANG+ Bull 2X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
FWRG	First Watch Restaurant Group Inc COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
IONQ	IonQ, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
IONQ.WS	IonQ, Inc. Redeemable warrants, each whole warrant exercisable for one share of Common Stock, each at an exercise price of $11.50 per share	Warrant	PEARL Equities Exchange	Equity
KORE	KORE Group Holdings, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MAKX	ProShares Trust ProShares S&P Kensho Smart Factories ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NTRB	Nutriband Inc COM	CommonStock	PEARL Equities Exchange	Equity
NTRBW	Nutriband Inc WT EXP 093026	Warrant	PEARL Equities Exchange	Equity
NVNO	enVVeno Medical Corporation COM USD.00001	CommonStock	PEARL Equities Exchange	Equity
QTOC	Innovator Growth Accelerated Plus ETF - October ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ROIV	Roivant Sciences Ltd ORD	CommonStock	PEARL Equities Exchange	Equity
SEVN	Seven Hills Realty Trust COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
SLVM	Sylvamo Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
XBOC	Innovator U.S. Equity Accelerated 9 Buffer ETF - October ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XDOC	Innovator U.S. Equity Accelerated ETF - October ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XTOC	Innovator U.S. Equity Accelerated Plus ETF - October ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OLPX	Olaplex Holdings Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
SNT	Senstar Technologies Corporation COM	CommonStock	PEARL Equities Exchange	Equity
SSFI	Strategy Shares Day Hagan Smart Sector Fixed Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TAGG	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price QM US Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TBUX	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price Ultra Short-Term Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TOTR	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price Total Return ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VLN	Valens Semiconductor Ltd. Ordinary shares	CommonStock	PEARL Equities Exchange	Equity
VLN.WS	Valens Semiconductor Ltd. Warrants, each warrant to purchase one-half of one Ordinary Share	Warrant	PEARL Equities Exchange	Equity
GFAI	Guardforce AI Co Ltd ORD	CommonStock	PEARL Equities Exchange	Equity
GFAIW	Guardforce AI Co Ltd WT EXP 090126	Warrant	PEARL Equities Exchange	Equity
MIGI	Mawson Infrastructure Group Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
NFGC	New Found Gold Corp Common Shares	CommonStock	PEARL Equities Exchange	Equity
VNOpO	Vornado Realty Trust 4.45% Series O Cumulative Redeemable Preferred Shares, Liquidation Preference $25.00 Per Share	PreferredStock	PEARL Equities Exchange	Equity
AMPL	Amplitude Inc COM CL A USD0.00001	CommonStock	PEARL Equities Exchange	Equity
ECAT	BlackRock ESG Capital Allocation Term Trust Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
FMQQ	Exchange Traded Concepts Trust FMQQ The Next Frontier Internet ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NUDV	Nuveen ESG Dividend ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NUGO	NuShares ETF Trust Nuveen Growth Opportunities ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OBND	SPDR Loomis Sayles Opportunistic Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SMLR	Semler Scientific Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
TYA	Simplify Intermediate Term Treasury Futures Strategy ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WRBY	Warby Parker Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
JSPR	Jasper Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
JSPRW	Jasper Therapeutics Inc WT EXP 120126	Warrant	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
WALpA	Western Alliance Bancorporation Depositary Shares, Each Representing a 1/400th Interest in a Share of 4.250% Fixed-Rate Non-Cumulative Perpetual Preferred Stock, Series A	PreferredStock	PEARL Equities Exchange	Equity
BCIM	abrdn ETFs abrdn Bloomberg Industrial Metals Strategy K-1 Free ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CWAN	Clearwater Analytics Holdings, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
ARBK	Argo Blockchain Plc ADS	AdrCommon	PEARL Equities Exchange	Equity
AVLV	American Century ETF Trust Avantis U.S. Large Cap Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BRLT	Brilliant Earth Group Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
ICRpA	InPoint Commercial Real Estate Income, Inc. Series A Cumulative Redeemable Preferred Stock, par value $0.001 per share	PreferredStock	PEARL Equities Exchange	Equity
RELY	Remitly Global Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
AKA	a.k.a. Brands Holding Corp. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CRPT	First Trust Exchange-Traded Fund VIII First Trust SkyBridge Crypto Industry and Digital Economy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FRSH	Freshworks Inc COM CL A USD0.00001	CommonStock	PEARL Equities Exchange	Equity
RIET	ETF Series Solutions Hoya Capital High Dividend Yield ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SBND	Columbia ETF Trust I Columbia Short Duration Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TOST	Toast, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
VBNK	VersaBank COM NPV	CommonStock	PEARL Equities Exchange	Equity
ADCpA	Agree Realty Corporation Depositary Shares, each representing 1/1,000th of a 4.250% Series A Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
BNDD	KraneShares Trust Quadratic Deflation ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DSCF	Discipline Fund ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FEDM	FlexShares Trust FlexShares ESG & Climate Developed Markets ex-US Core Index Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
FEIG	FlexShares Trust FlexShares ESG & Climate Investment Grade Corporate Core Index Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
FEUS	FlexShares Trust FlexShares ESG & Climate US Large Cap Core Index Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
NRDY	Nerdy Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
QSPT	FT Vest Nasdaq-100 Buffer ETF - September ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPC	CrossingBridge Pre-Merger SPAC ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VATE	INNOVATE Corp. Common Stock	CommonStock	PEARL Equities Exchange	Equity
YSEP	FT Vest International Equity Moderate Buffer ETF - September ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EVNT	AltShares Trust AltShares Event-Driven ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JXN	Jackson Financial Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
MTAL	MAC Copper Limited Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
RBOT	Vicarious Surgical Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
RBOT.WS	Vicarious Surgical Inc. Warrants, each whole warrant exercisable for 1/30th of a share of Class A Common Stock at an exercise price of $345.00	Warrant	PEARL Equities Exchange	Equity
ACHR	Archer Aviation Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
ACHR.WS	Archer Aviation Inc. Redeemable Warrants, each whole warrant exercisable for one Class A common stock at an exercise price of $11.50	Warrant	PEARL Equities Exchange	Equity
DNA	Ginkgo Bioworks Holdings, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
ACT	Enact Holdings Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
GTEK	Goldman Sachs ETF Trust Goldman Sachs Future Tech Leaders Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IFED	UBS AG ETRACS IFED Invest with the Fed TR Index ETN	ExchangeTradedNote	PEARL Equities Exchange	Equity
PSIL	AdvisorShares Trust AdvisorShares Psychedelics ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	**Security Name**	**Security Class**	**Listed Exchange**	**Instrument Type**
SIFI	Harbor ETF Trust Harbor Scientific Alpha Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SIHY	Harbor ETF Trust Harbor Scientific Alpha High-Yield ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BROS	Dutch Bros Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
BSCV	Invesco BulletShares 2031 Corporate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BSJT	Invesco BulletShares 2029 High Yield Corporate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BSMV	Invesco BulletShares 2031 Municipal Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DH	Definitive Healthcare Corp COM CL A USD0.001	CommonStock	PEARL Equities Exchange	Equity
GREE	Greenidge Generation Holdings Inc COM CL A USD0.0001	CommonStock	PEARL Equities Exchange	Equity
HCOM	Hartford Funds Exchange-Traded Trust Hartford Schroders Commodity Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KTTA	Pasithea Therapeutics Corp COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
KTTAW	Pasithea Therapeutics Corp WT EXP 081226	Warrant	PEARL Equities Exchange	Equity
ONON	On Holding AG Class A Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
PRCT	PROCEPT BioRobotics Corp COM	CommonStock	PEARL Equities Exchange	Equity
TYRA	Tyra Biosciences Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
BTCS	BTCS Inc COM	CommonStock	PEARL Equities Exchange	Equity
DFAX	Dimensional ETF Trust Dimensional World ex U.S. Core Equity 2 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DFIV	Dimensional ETF Trust Dimensional International Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HIVE	HIVE Digital Technologies Ltd COM NPV	CommonStock	PEARL Equities Exchange	Equity
SRAD	Sportradar Group AG ORD CL A	CommonStock	PEARL Equities Exchange	Equity
SGML	Sigma Lithium Corporation COM	CommonStock	PEARL Equities Exchange	Equity
BKSY	BlackSky Technology Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
BKSY.WS	BlackSky Technology Inc. Redeemable Warrants, each whole Warrant exercisable for one-eighth (1/8th) of a share of Class A Common Stock at an exercise price of $92.00 per whole share	Warrant	PEARL Equities Exchange	Equity
MINO	PIMCO ETF Trust PIMCO Municipal Income Opportunities Active Exchange-Traded Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
SMI	VanEck HIP Sustainable Muni ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SSPX	Janus Detroit Street Trust Janus Henderson U.S. Sustainable Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TMC	TMC the metals company Inc COM	CommonStock	PEARL Equities Exchange	Equity
TMCWW	TMC the metals company Inc WT EXP 090926	Warrant	PEARL Equities Exchange	Equity
ATXS	Astria Therapeutics Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
RAYS	Global X Solar ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WNDY	Global X Wind Energy ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DXLG	Destination XL Group Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
ARQQ	Arqit Quantum Inc ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
ARQQW	Arqit Quantum Inc WT EXP 110226	Warrant	PEARL Equities Exchange	Equity
RDW	Redwire Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
OPAD	Offerpad Solutions Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
INCR	InterCure Ltd COM	CommonStock	PEARL Equities Exchange	Equity
LWLG	Lightwave Logic Inc COM	CommonStock	PEARL Equities Exchange	Equity
CCEL	Cryo-Cell International, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CLBT	Cellebrite DI Ltd COM	CommonStock	PEARL Equities Exchange	Equity
DDI	DoubleDown Interactive Co Ltd ADR	AdrCommon	PEARL Equities Exchange	Equity
FCUV	Focus Universal Inc COM	CommonStock	PEARL Equities Exchange	Equity
CIFR	Cipher Mining Inc COM	CommonStock	PEARL Equities Exchange	Equity
CIFRW	Cipher Mining Inc WT EXP 102225	Warrant	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
CNOBP	ConnectOne Bancorp Inc PFD SER A	Unknown	PEARL Equities Exchange	Equity
BRAG	Bragg Gaming Group Inc COM	CommonStock	PEARL Equities Exchange	Equity
HUMA	Humacyte Inc COM	CommonStock	PEARL Equities Exchange	Equity
HUMAW	Humacyte Inc WRRTS	Warrant	PEARL Equities Exchange	Equity
SOTK	Sono-Tek Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
AVTX	Avalo Therapeutics Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
ICCM	IceCure Medical Ltd ORD	CommonStock	PEARL Equities Exchange	Equity
PMTpC	PennyMac Mortgage Investment Trust 6.75% Series C Cumulative Redeemable Preferred Shares of Beneficial Interest	PreferredStock	PEARL Equities Exchange	Equity
QCLR	Global X NASDAQ 100 Collar 95-110 ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QRMI	Global X NASDAQ 100 Risk Managed Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QTR	Global X NASDAQ 100 Tail Risk ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RNXT	RenovoRx Inc COM	CommonStock	PEARL Equities Exchange	Equity
SMIG	ETF Series Solutions Bahl & Gaynor Small/Mid Cap Income Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XCLR	Global X Funds Global X S&P 500 Collar 95-110 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XRMI	Global X Funds Global X S&P 500 Risk Managed Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XTR	Global X Funds Global X S&P 500 Tail Risk ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FFND	Northern Lights Fund Trust II One Global ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RKLB	Rocket Lab Corp COM	CommonStock	PEARL Equities Exchange	Equity
SMRT	SmartRent, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
AUID	authID Inc COM	CommonStock	PEARL Equities Exchange	Equity
RNW	ReNew Energy Global plc ORD CL A	CommonStock	PEARL Equities Exchange	Equity
RNWWW	ReNew Energy Global plc WT EXP 083026	Warrant	PEARL Equities Exchange	Equity
ZECP	Zacks Earnings Consistent Portfolio ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FATBB	FAT Brands Inc COM CL B	CommonStock	PEARL Equities Exchange	Equity
TRTNpE	Triton International Limited 5.75% Series E Cumulative Redeemable Perpetual Preference Shares	PreferredStock	PEARL Equities Exchange	Equity
JHMB	John Hancock Exchange-Traded Fund Trust John Hancock Mortgage-Backed Securities ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XOS	Xos Inc COM	CommonStock	PEARL Equities Exchange	Equity
XOSWW	Xos Inc WT EXP	Warrant	PEARL Equities Exchange	Equity
BERZ	Bank of Montreal MicroSectors FANG & Innovation -3x Inverse Leveraged ETN due June 28, 2041	ExchangeTradedNote	PEARL Equities Exchange	Equity
BULZ	Bank of Montreal MicroSectors FANG & Innovation 3X Leveraged ETNs due June 28, 2041	ExchangeTradedNote	PEARL Equities Exchange	Equity
EMCR	DBX ETF Trust Xtrackers Emerging Markets Carbon Reduction and Climate Improvers ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GAINZ	Gladstone Investment Corp 4.875 Notes due 2028 STRUCT PROD	Unknown	PEARL Equities Exchange	Equity
PSApQ	Public Storage Depositary Shares Each Representing 1/1,000 of a 3.950% Cumulative Preferred Share of Beneficial Interest, Series Q, par value $0.01 per share	PreferredStock	PEARL Equities Exchange	Equity
TDSpV	Telephone and Data Systems, Inc. Depositary Shares, Each Representing a 1/1,000th Interest in a 6.000% Series VV Cumulative Redeemable Perpetual Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
BWBBP	Bridgewater Bancshares Inc 5.875% DEP PFD A	Unknown	PEARL Equities Exchange	Equity
LIDR	AEye Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
LIDRW	AEye Inc WT EXP 093027	Warrant	PEARL Equities Exchange	Equity
OXLCO	Oxford Lane Capital Corp Preferred Stock Shares 6.00 Series 2029 STRUC PROD	Unknown	PEARL Equities Exchange	Equity
SPIR	Spire Global, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
ABRpE	Arbor Realty Trust, Inc. 6.25% Series E Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	**Security Name**	**Security Class**	**Listed Exchange**	**Instrument Type**
ETD	Ethan Allen Interiors Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
INNpF	Summit Hotel Properties, Inc. 5.875% Series F Cumulative Redeemable Preferred Stock, $0.01 par value per share	PreferredStock	PEARL Equities Exchange	Equity
WHLRL	Wheeler Real Estate Investment Trust Inc 7.00 Senior Subordinated Convertible Notes Due 2031 STRUCT PROD	Unknown	PEARL Equities Exchange	Equity
DATS	DatChat Inc COM	CommonStock	PEARL Equities Exchange	Equity
DATSW	DatChat Inc WT EXP 081326	Warrant	PEARL Equities Exchange	Equity
DRMA	Dermata Therapeutics Inc COM USD	CommonStock	PEARL Equities Exchange	Equity
DRMAW	Dermata Therapeutics Inc WT EXP 081326	Warrant	PEARL Equities Exchange	Equity
MNTS	Momentus Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
MNTSW	Momentus Inc WT EXP 051526	Warrant	PEARL Equities Exchange	Equity
PRIFpJ	Priority Income Fund, Inc. 6.000% Series J Term Preferred Stock due 2028	PreferredStock	PEARL Equities Exchange	Equity
SRZN	Surrozen Inc COM	CommonStock	PEARL Equities Exchange	Equity
SRZNW	Surrozen Inc WT EXP 080131	Warrant	PEARL Equities Exchange	Equity
SSBK	Southern States Bancshares Inc COM USD5.00	CommonStock	PEARL Equities Exchange	Equity
BKUI	BNY Mellon ETF Trust BNY Mellon Ultra Short Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JOBY	Joby Aviation, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
JOBY.WS	Joby Aviation, Inc. Redeemable Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50	Warrant	PEARL Equities Exchange	Equity
TNGX	Tango Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
CRDL	Cardiol Therapeutics Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
PMCB	PharmaCyte Biotech Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
VIASP	Via Renewables, Inc. 8.75% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
NOVZ	TrueShares Structured Outcome (November) ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RILYZ	B. Riley Financial Inc 5.25 Senior Notes due 2028 STRUCT PRODUCT	Unknown	PEARL Equities Exchange	Equity
MIO	Pioneer Municipal High Income Opportunities Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
NDVG	NuShares ETF Trust Nuveen Dividend Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NSCS	NuShares ETF Trust Nuveen Small Cap Select ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NWLG	NuShares ETF Trust Nuveen Winslow Large-Cap Growth ESG ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AMBP	Ardagh Metal Packaging S.A. Shares	CommonStock	PEARL Equities Exchange	Equity
AMBP.WS	Ardagh Metal Packaging S.A. Warrants, each exercisable for one Share at an exercise price of $11.50 per share	Warrant	PEARL Equities Exchange	Equity
CYBN	Cybin Inc. Common Shares	CommonStock	PEARL Equities Exchange	Equity
EWCZ	European Wax Center Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
OBT	Orange County Bancorp Inc COM	CommonStock	PEARL Equities Exchange	Equity
PMTS	CPI Card Group Inc COM	CommonStock	PEARL Equities Exchange	Equity
VCLN	Virtus ETF Trust II Virtus Duff & Phelps Clean Energy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BOAT	Tidal ETF Trust SonicShares Global Shipping ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
INDP	Indaptus Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
JPMpM	JPMorgan Chase & Co. Depositary Shares, each representing a 1/400th interest in a share of 4.20% Non-Cumulative Preferred Stock, Series MM	PreferredStock	PEARL Equities Exchange	Equity
SPRX	Spear Alpha ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WKSP	Worksport Ltd COM	CommonStock	PEARL Equities Exchange	Equity
ABVC	ABVC BioPharma Inc COM	CommonStock	PEARL Equities Exchange	Equity
BBWI	Bath & Body Works, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ECVT	Ecovyst Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
HIPO	Hippo Holdings Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
STGW	Stagwell Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
VSCO	Victoria's Secret & Co. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CCCS	CCC Intelligent Solutions Holdings Inc COM	CommonStock	PEARL Equities Exchange	Equity
COFpN	Capital One Financial Corporation Depositary Shares, Each Representing a 1/40th Ownership Interest in a Share of Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series N	PreferredStock	PEARL Equities Exchange	Equity
GXO	GXO Logistics, Inc. Common Stock, $0.01 par value per share	CommonStock	PEARL Equities Exchange	Equity
KHYB	KraneShares Trust KraneShares Asia Pacific High Income USD Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DOLE	Dole plc Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
DPRO	Draganfly Inc COM	CommonStock	PEARL Equities Exchange	Equity
IMRX	Immuneering Corp COM CL A	CommonStock	PEARL Equities Exchange	Equity
INAB	IN8bio Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
MXCT	MaxCyte Inc COM	CommonStock	PEARL Equities Exchange	Equity
PEBpH	Pebblebrook Hotel Trust 5.700% Series H Cumulative Redeemable Preferred Shares of Beneficial Interest	PreferredStock	PEARL Equities Exchange	Equity
RANI	Rani Therapeutics Holdings Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
RXST	RxSight Inc COM	CommonStock	PEARL Equities Exchange	Equity
TNYA	Tenaya Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
COOK	Traeger, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
HOOD	Robinhood Markets Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
KAVL	Kaival Brands Innovations Group Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
NUVL	Nuvalent Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
RLYB	Rallybio Corp COM	CommonStock	PEARL Equities Exchange	Equity
RSKD	Riskified Ltd. Class A Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
RSVR	Reservoir Media Inc COM	CommonStock	PEARL Equities Exchange	Equity
RSVRW	Reservoir Media, Inc. Warrant	Warrant	PEARL Equities Exchange	Equity
TPHE	Timothy Plan Timothy Plan High Dividend Stock Enhanced ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TPLE	Timothy Plan Timothy Plan US Large/Mid Cap Core Enhanced ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WFCpD	Wells Fargo & Company Depositary Shares, each representing a 1/1,000th interest in a share of Non-Cumulative Perpetual Class A Preferred Stock, Series DD	PreferredStock	PEARL Equities Exchange	Equity
DUOL	Duolingo Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
MLNK	MeridianLink, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
OWNS	Quaker Investment Trust CCM Affordable Housing MBS ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SBET	SharpLink Gaming Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
SFpD	Stifel Financial Corp. Depositary Shares, Each Representing 1/1,000th Interest in a Share of 4.50% Non-Cumulative Preferred Stock, Series D	PreferredStock	PEARL Equities Exchange	Equity
TBLD	Thornburg Income Builder Opportunities Trust COM	CommonStock	PEARL Equities Exchange	Equity
BPYPM	Brookfield Property Preferred LP CL A CUM PFD 1	Unknown	PEARL Equities Exchange	Equity
CADL	Candel Therapeutics Inc COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
LCID	Lucid Group Inc COM	CommonStock	PEARL Equities Exchange	Equity
MVST	Microvast Holdings Inc COM	CommonStock	PEARL Equities Exchange	Equity
MVSTW	Microvast Holdings Inc WT EXP 040126	Warrant	PEARL Equities Exchange	Equity
CNM	Core & Main, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
CRBU	Caribou Bioscience Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
CTKB	Cytek Biosciences Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
KONG	ETF Opportunities Trust Formidable Fortress ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
MGRD	Affiliated Managers Group, Inc. 4.200% Junior Subordinated Notes due 2061	StructuredProduct	PEARL Equities Exchange	Equity
OB	Outbrain Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
PSECpA	Prospect Capital Corporation 5.35% Series A Fixed Rate Cumulative Perpetual Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
REE	REE Automotive Ltd COM CL A	CommonStock	PEARL Equities Exchange	Equity
SOPH	SOPHiA GENETICS SA ORD SHS	CommonStock	PEARL Equities Exchange	Equity
USCB	USCB Financial Holdings Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
XPOF	Xponential Fitness, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
ABSI	Absci Corp COM	CommonStock	PEARL Equities Exchange	Equity
BASE	Couchbase Inc COM	CommonStock	PEARL Equities Exchange	Equity
MKTW	MarketWise Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
RYAN	Ryan Specialty Holdings, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
ZENV	Zenvia Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
ZVIA	Zevia PBC Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
GAMB	GAMBLING.COM GROUP LIMITED ORD SHS	CommonStock	PEARL Equities Exchange	Equity
KLTR	Kaltura Inc COM	CommonStock	PEARL Equities Exchange	Equity
LAW	CS Disco, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
OPFI	OppFi Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
OPFI.WS	OppFi Inc. Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	PEARL Equities Exchange	Equity
VEEE	Twin Vee PowerCats Co COM	CommonStock	PEARL Equities Exchange	Equity
VTEX	VTEX Class A Common Shares	CommonStock	PEARL Equities Exchange	Equity
HCWB	HCW Biologics Inc COM	CommonStock	PEARL Equities Exchange	Equity
NABL	N-able, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
SHOpI	Sunstone Hotel Investors, Inc. 5.70% Series I Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
CELU	Celularity Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
CELUW	Celularity Inc WT EXP 052426	Warrant	PEARL Equities Exchange	Equity
EVLV	Evolv Technologies Holdings Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
EVLVW	Evolv Technologies Holdings Inc WT EXP 031025	Warrant	PEARL Equities Exchange	Equity
HLLY	Holley Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
HLLY.WS	Holley Inc. Redeemable Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50	Warrant	PEARL Equities Exchange	Equity
BLFY	Blue Foundry Bancorp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
BLND	Blend Labs, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
BRDG	Bridge Investment Group Holdings Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
ERAS	Erasca Inc COM	CommonStock	PEARL Equities Exchange	Equity
OWLT	Owlet, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
RGC	Regencell Bioscience Holding Ltd ORD SHS	CommonStock	PEARL Equities Exchange	Equity
STVN	Stevanato Group S.p.A. Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
TCRX	TScan Therapeutics Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
ENVX	Enovix Corp COM	CommonStock	PEARL Equities Exchange	Equity
GSFP	Goldman Sachs ETF Trust Goldman Sachs Future Planet Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HLMN	Hillman Solutions Corp COM	CommonStock	PEARL Equities Exchange	Equity
IBTL	iShares iBonds Dec 2031 Term Treasury ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PBBK	PB Bankshares Inc COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
PECO	Phillips Edison & Company Inc COM USD0.01	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
QUBT	Quantum Computing Inc COM	CommonStock	PEARL Equities Exchange	Equity
RNRpG	RenaissanceRe Holdings Ltd. Depositary Shares, each representing a 1/1,000th interest in a share of 4.20% Series G Preference Shares	PreferredStock	PEARL Equities Exchange	Equity
RPID	Rapid Micro Biosystems Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
SERA	Sera Prognostics Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
SGHT	Sight Sciences Inc COM	CommonStock	PEARL Equities Exchange	Equity
TCBS	Texas Community Bancshares Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
BKCH	Global X Blockchain ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HYDR	Global X Funds - Global X Hydrogen ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IINN	Inspira Technologies Oxy B.H.N. Ltd ORD SHS	CommonStock	PEARL Equities Exchange	Equity
IINNW	Inspira Technologies Oxy B.H.N. Ltd WT EXP 063026	Warrant	PEARL Equities Exchange	Equity
KOCG	NEOS ETF Trust FIS Knights of Columbus Global Belief ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KROP	Global X AgTech & Food Innovation ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LGL.WS	LGL Group Inc (The) Warrants to purchase Common Stock (expiring November 16, 2025)	Warrant	PEARL Equities Exchange	Equity
METCL	Ramaco Resources Inc 9.00 Senior Notes due 2026 STRUCT PRODUCT	Unknown	PEARL Equities Exchange	Equity
UP	Wheels Up Experience Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
CLSM	Cabana Target Leading Sector Moderate ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NECB	Northeast Community Bancorp Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
QDPL	Pacer Funds Trust Pacer Metaurus US Large Cap Dividend Multiplier 400 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SLI	Standard Lithium Ltd. Common Shares	CommonStock	PEARL Equities Exchange	Equity
UNCY	Unicycive Therapeutics Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
XJUN	FT Vest U.S. Equity Enhance & Moderate Buffer ETF - June ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CMSpC	CMS Energy Corporation Depositary Shares, each representing a 1/1,000th interest in a share of 4.200% Cumulative Redeemable Perpetual Preferred Stock, Series C	PreferredStock	PEARL Equities Exchange	Equity
IBHG	iShares iBonds 2027 Term High Yield and Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RNAZ	TransCode Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
SNTG	Sentage Holdings Inc ORD SHS	CommonStock	PEARL Equities Exchange	Equity
AGRI	AgriFORCE Growing Systems Ltd COM	CommonStock	PEARL Equities Exchange	Equity
CDZIP	Cadiz Inc DEP SHS PFD SR A	AdrCommon	PEARL Equities Exchange	Equity
CTOpA	CTO Realty Growth, Inc. 6.375% Series A Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
MITQ	Moving iMage Technologies, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
NYMTL	New York Mortgage Trust Inc PFD SER F	Unknown	PEARL Equities Exchange	Equity
ZHDG	Tidal ETF Trust ZEGA Buy & Hedge ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPNTpB	SiriusPoint Ltd. 8.00% Resettable Fixed Rate Preference Shares, Series B, $25.00 liquidation preference per share	PreferredStock	PEARL Equities Exchange	Equity
ALIT	Alight, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
SACHpA	Sachem Capital Corp. 7.75% Series A Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
AVPT	AvePoint Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
AVPTW	AvePoint Inc WT EXP 091826	Warrant	PEARL Equities Exchange	Equity
ENSC	Ensysce Biosciences Inc COM	CommonStock	PEARL Equities Exchange	Equity
EVGO	EVgo Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
EVGOW	EVgo Inc WT EXP 091525	Warrant	PEARL Equities Exchange	Equity
GK	AdvisorShares Trust AdvisorShares Gerber Kawasaki ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LRFC	Logan Ridge Finance Corp COM	CommonStock	PEARL Equities Exchange	Equity
ABOS	Acumen Pharmaceuticals Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
BALT	Innovator Defined Wealth Shield ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CLDTpA	Chatham Lodging Trust 6.625% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest	PreferredStock	PEARL Equities Exchange	Equity
CURV	Torrid Holdings Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
DNUT	Krispy Kreme Inc COM NEW	CommonStock	PEARL Equities Exchange	Equity
DTM	DT Midstream, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
EVCM	EverCommerce Inc COM USD.00001	CommonStock	PEARL Equities Exchange	Equity
HEPS	D Market Elektronik Hizmetler ve Ticaret A S ADR	AdrCommon	PEARL Equities Exchange	Equity
LEXI	Alexis Practical Tactical ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MUSI	American Century ETF Trust American Century Multisector Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NYXH	Nyxoah S A ORD SHS	CommonStock	PEARL Equities Exchange	Equity
PSCJ	Pacer Swan SOS Conservative (July) ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PSFJ	Pacer Swan SOS Flex (July) ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PSMJ	Pacer Swan SOS Moderate (July) ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QTJL	Innovator Growth Accelerated Plus ETF - July ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VRAR	Glimpse Group Inc(The) COM USD.001	CommonStock	PEARL Equities Exchange	Equity
WAVE	Eco Wave Power Global AB (publ) ADR	AdrCommon	PEARL Equities Exchange	Equity
XBJL	Innovator U.S. Equity Accelerated 9 Buffer ETF - July ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XDJL	Innovator US Equity Accelerated ETF - July ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XTJL	Innovator US Equity Accelerated Plus ETF - July ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CPOP	Pop Culture Group Co Ltd COM USD.001	CommonStock	PEARL Equities Exchange	Equity
CVRX	CVRx Inc COM	CommonStock	PEARL Equities Exchange	Equity
IAS	Integral Ad Science Holding Corp COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
INTA	Intapp Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
ITAN	EA Series Trust Sparkline Intangible Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LZ	LegalZoom.com Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
QVML	Invesco Exchange-Traded Fund Trust II Invesco S&P 500 QVM Multi-factor ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QVMM	Invesco Exchange-Traded Fund Trust II Invesco S&P MidCap 400 QVM Multi-factor ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QVMS	Invesco Exchange-Traded Fund Trust II Invesco S&P SmallCap 600 QVM Multi-factor ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
S	SentinelOne, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
TBLA	Taboola.com Ltd ORD SHS	CommonStock	PEARL Equities Exchange	Equity
TBLAW	Taboola.com Ltd WT EXP 062926	Warrant	PEARL Equities Exchange	Equity
XMTR	Xometry Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
YOU	Clear Secure, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
DALN	DallasNews Corporation CL A COM USD.01	CommonStock	PEARL Equities Exchange	Equity
DDL	Dingdong (Cayman) Limited American Depositary Shares (each two representing three Ordinary Shares)	AdrCommon	PEARL Equities Exchange	Equity
DYLD	Two Roads Shared Trust LeaderShares® Dynamic Yield ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IAUM	iShares Gold Trust Micro Shares representing units of fractional undivided beneficial interest in the net assets of the Trust	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
GOODO	Gladstone Commercial Corp PFD SER G	PreferredStock	PEARL Equities Exchange	Equity
PAYO	Payoneer Global Inc COM	CommonStock	PEARL Equities Exchange	Equity
TPST	Tempest Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
ACXP	Acurx Pharmaceuticals Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
BRSP	BrightSpire Capital, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
ELEV	Elevation Oncology Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
GHRS	GH Research PLC COM USD	CommonStock	PEARL Equities Exchange	Equity
MCW	Mister Car Wash Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
ORGN	Origin Materials Inc COM	CommonStock	PEARL Equities Exchange	Equity
ORGNW	Origin Materials Inc WT EXP 062426	Warrant	PEARL Equities Exchange	Equity
PWP	Perella Weinberg Partners COM CL A	CommonStock	PEARL Equities Exchange	Equity
TKNO	Alpha Teknova Inc COM	CommonStock	PEARL Equities Exchange	Equity
WDI	Western Asset Diversified Income Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
BON	Bon Natural Life Ltd CL A ORD USD0.025	CommonStock	PEARL Equities Exchange	Equity
CFLT	Confluent Inc COM USD.00001	CommonStock	PEARL Equities Exchange	Equity
CRESW	Cresud Sociedad Anonima Comercial Inmobiliaria Financiera y Agropecuaria WT EXP 030826	Warrant	PEARL Equities Exchange	Equity
DOCS	Doximity, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
GECCO	Great Elm Capital Corp 5.875 NT 26 ETN	Unknown	PEARL Equities Exchange	Equity
GLUE	Monte Rosa Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
IBDW	iShares Trust iShares iBonds Dec 2031 Term Corporate ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CXM	Sprinklr, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
FA	First Advantage Corp COM	CommonStock	PEARL Equities Exchange	Equity
JRE	Janus Detroit Street Trust Janus Henderson U.S. Real Estate ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MDEV	First Trust Indxx Medical Devices ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PRIFpI	Priority Income Fund, Inc. 6.125% Series I Term Preferred Stock due 2028	PreferredStock	PEARL Equities Exchange	Equity
TALK	Talkspace Inc COM	CommonStock	PEARL Equities Exchange	Equity
TALKW	Talkspace Inc WT EXP 062125	Warrant	PEARL Equities Exchange	Equity
VOTE	TCW ETF Trust TCW Transform 500 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DBRG	DigitalBridge Group, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
DBRGpH	DigitalBridge Group, Inc. 7.125% Series H Cumulative Redeemable Perpetual Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
DBRGpI	DigitalBridge Group, Inc. 7.15% Series I Cumulative Redeemable Perpetual Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
DBRGpJ	DigitalBridge Group, Inc. 7.125% Series J Cumulative Redeemable Perpetual Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
MYPS	PLAYSTUDIOS Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
MYPSW	PLAYSTUDIOS Inc WT EXP 061726	Warrant	PEARL Equities Exchange	Equity
YMM	Full Truck Alliance Co. Ltd. American Depositary Shares (each representing 20 Class A Ordinary Shares)	AdrCommon	PEARL Equities Exchange	Equity
BITF	Bitfarms Ltd COM	CommonStock	PEARL Equities Exchange	Equity
GIC	Global Industrial Company Common Stock	CommonStock	PEARL Equities Exchange	Equity
GLpD	Globe Life Inc. 4.25% Junior Subordinated Debentures due 2061	StructuredProduct	PEARL Equities Exchange	Equity
QJUN	FT Vest Nasdaq-100 Buffer ETF - June ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
YJUN	FT Vest International Equity Moderate Buffer ETF - June ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ATAI	Atai Life Sciences N V ORD	CommonStock	PEARL Equities Exchange	Equity
BOHpA	Bank of Hawaii Corporation Depositary Shares Each Representing a 1/40th Interest in a Share of 4.375% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A	PreferredStock	PEARL Equities Exchange	Equity
ECCC	Eagle Point Credit Company Inc. 6.50% Series C Term Preferred Stock due 2031	StructuredProduct	PEARL Equities Exchange	Equity
FEMY	Femasys Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
PSApP	Public Storage Depositary Shares Each Representing 1/1,000 of a 4.000% Cumulative Preferred Share of Benecial Interest, Series P	PreferredStock	PEARL Equities Exchange	Equity
RERE	ATRenew Inc. American Depositary Shares (every three of which representing two Class A ordinary shares)	AdrCommon	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
AOMR	Angel Oak Mortgage REIT, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
FDWM	Fidelity Covington Trust Fidelity Womens Leadership ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FPFD	Fidelity Preferred Securities & Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FSST	Fidelity Covington Trust Fidelity Sustainable U.S. Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GAME	GameSquare Holdings Inc COM	CommonStock	PEARL Equities Exchange	Equity
IPSC	Century Therapeutics Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
ISPC	iSpecimen Inc COM	CommonStock	PEARL Equities Exchange	Equity
LYEL	Lyell Immunopharma, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
RCpE	Ready Capital Corporation 6.50% Series E Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
TRTXpC	TPG RE Finance Trust, Inc. 6.25% Series C Cumulative Redeemable Preferred Stock, $0.001 par value per share	PreferredStock	PEARL Equities Exchange	Equity
TTSH	Tile Shop Holdings Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
VERV	Verve Therapeutics Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
MAPS	WM Technology Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
MAPSW	WM Technology Inc WT EXP 061626	Warrant	PEARL Equities Exchange	Equity
MOLN	Molecular Partners AG ADR	AdrCommon	PEARL Equities Exchange	Equity
RSLS	ReShape Lifesciences Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
SHUS	Exchange Listed Funds Trust Stratified LargeCap Hedged ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ALZN	Alzamend Neuro Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
ERO	Ero Copper Corp. Common Shares	CommonStock	PEARL Equities Exchange	Equity
HUT	Hut 8 Corp COM	CommonStock	PEARL Equities Exchange	Equity
REAX	Real Brokerage Inc (The) COM	CommonStock	PEARL Equities Exchange	Equity
TPTA	Terra Property Trust, Inc. 6.00% Notes due 2026	StructuredProduct	PEARL Equities Exchange	Equity
XPND	First Trust Exchange-Traded Fund VIII First Trust Expanded Technology ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ACGLN	Arch Capital Group Ltd 4.550 DEP PFD G	Unknown	PEARL Equities Exchange	Equity
ATLCP	Atlanticus Holdings Corp 7.625 SER B PFD	PreferredStock	PEARL Equities Exchange	Equity
DFAC	Dimensional ETF Trust Dimensional U.S. Core Equity 2 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DFAS	Dimensional ETF Trust Dimensional U.S. Small Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DFAT	Dimensional ETF Trust Dimensional U.S. Targeted Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DFUS	Dimensional ETF Trust Dimensional U.S. Equity Market ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SKIL	Skillsoft Corp. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
BZ	Kanzhun Limited ADR	AdrCommon	PEARL Equities Exchange	Equity
IBBQ	Invesco Nasdaq Biotechnology ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
INDI	indie Semiconductor Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
JANX	Janux Therapeutics Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
OOTO	Direxion Shares ETF Trust Direxion Daily Travel & Vacation Bull 2X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
QSI	Quantum-Si Incorporated COM CL A	CommonStock	PEARL Equities Exchange	Equity
QSIAW	Quantum-Si Incorporated WT EXP 061026	Warrant	PEARL Equities Exchange	Equity
SBEV	Splash Beverage Group, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
SBEV.WS	Splash Beverage Group, Inc. Warrants to purchase 1/40th of a share of Common Stock at an exercise price of $184.00	Warrant	PEARL Equities Exchange	Equity
SQFTP	Presidio Property Trust Inc 9.375 SER D PFD	PreferredStock	PEARL Equities Exchange	Equity
TASK	TaskUs Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
TTE	TotalEnergies SE American Depositary Shares (Each Representing one Ordinary Share)	AdrCommon	PEARL Equities Exchange	Equity
DIBS	1stdibs.com Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
IDAT	iShares Trust iShares Future Cloud 5G and Tech ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
KPLT	Katapult Holdings Inc COM	CommonStock	PEARL Equities Exchange	Equity
KPLTW	Katapult Holdings Inc WT EXP 060926	Warrant	PEARL Equities Exchange	Equity
KTEC	KraneShares Trust KraneShares Hang Seng TECH Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LFST	LifeStance Health Group Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
MNDY	monday com Ltd COM USD	CommonStock	PEARL Equities Exchange	Equity
NAUT	Nautilus Biotechnology Inc COM	CommonStock	PEARL Equities Exchange	Equity
SOXQ	Invesco PHLX Semiconductor ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TSPA	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price U.S. Equity Research ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ZETA	Zeta Global Holdings Corp. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
HBANM	Huntington Bancshares Inc 5.7 DP SH PFD I	Unknown	PEARL Equities Exchange	Equity
MQ	Marqeta Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
NE	Noble Corporation plc A Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
JBI	Janus International Group, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ABRpD	Arbor Realty Trust, Inc. 6.375% Series D Cumulative Redeemable Preferred Stock, Liquidation Preference $25.00 per Share	PreferredStock	PEARL Equities Exchange	Equity
BRW	Saba Capital Income & Opportunities Fund Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
KULR	KULR Technology Group, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
SNPX	Synaptogenix Inc COM	CommonStock	PEARL Equities Exchange	Equity
AGMpG	Federal Agricultural Mortgage Corporation 4.875% Non-Cumulative Preferred Stock, Series G	PreferredStock	PEARL Equities Exchange	Equity
DLO	DLocal Ltd COM CL A	CommonStock	PEARL Equities Exchange	Equity
OGN	Organon & Co. Common Stock	CommonStock	PEARL Equities Exchange	Equity
WDNA	WisdomTree BioRevolution Fund ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BARK	BARK, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
BARK.WS	BARK, Inc. Redeemable Warrants, each whole warrant exercisable for shares of Common Stock at an exercise price of $11.50 per share	Warrant	PEARL Equities Exchange	Equity
HITI	High Tide Inc COM	CommonStock	PEARL Equities Exchange	Equity
WFRD	Weatherford International plc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
ACRpD	ACRES Commercial Realty Corp. 7.875% Series D Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
JUNZ	TrueShares Structured Outcome (June) ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SOFI	SoFi Technologies Inc COM	CommonStock	PEARL Equities Exchange	Equity
CNTA	Centessa Pharmaceuticals plc ADR	AdrCommon	PEARL Equities Exchange	Equity
DAWN	Day One BioPharmaceuticals Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
FCRX	Crescent Capital BDC, Inc. 5.00% Notes due 2026	StructuredProduct	PEARL Equities Exchange	Equity
FIGS	FIGS, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
IRS.WS	IRSA Inversiones y Representaciones S.A. Warrants to purchase Common Shares	Warrant	PEARL Equities Exchange	Equity
QIPT	Quipt Home Medical Corp COM	CommonStock	PEARL Equities Exchange	Equity
BIPH	Brookfield Infrastructure Partners L.P. 5.000% Subordinated Notes due 2081	StructuredProduct	PEARL Equities Exchange	Equity
FLYW	Flywire Corp COM	CommonStock	PEARL Equities Exchange	Equity
ILDR	First Trust Exchange-Traded Fund VIII First Trust Innovation Leaders ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NBXG	Neuberger Berman Next Generation Connectivity Fund Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
NMTC	NeuroOne Medical Technologies Corp COM	CommonStock	PEARL Equities Exchange	Equity
PAY	Paymentus Holdings, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
PFUT	Putnam ETF Trust Putnam Sustainable Future ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
PGRO	Putnam ETF Trust Putnam Focused Large Cap Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PLDR	Putnam ETF Trust Putnam Sustainable Leaders ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PVAL	Putnam ETF Trust Putnam Focused Large Cap Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SHOpH	Sunstone Hotel Investors, Inc. 6.125% Series H Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
UZF	United States Cellular Corporation 5.500% Senior Notes due 2070	StructuredProduct	PEARL Equities Exchange	Equity
JPMpL	JPMorgan Chase & Co. Depositary Shares, each representing a 1/400th interest in a share of 4.625% Non-Cumulative Preferred Stock, Series LL	PreferredStock	PEARL Equities Exchange	Equity
NRXP	NRx Pharmaceuticals Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
NRXPW	NRx Pharmaceuticals Inc WT EXP 052426	Warrant	PEARL Equities Exchange	Equity
SPBC	Simplify US Equity PLUS Bitcoin Strategy ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VMEO	Vimeo Inc COM	CommonStock	PEARL Equities Exchange	Equity
ZIP	ZipRecruiter, Inc. Class A common stock	CommonStock	PEARL Equities Exchange	Equity
NMG	Nouveau Monde Graphite Inc. Common Shares	CommonStock	PEARL Equities Exchange	Equity
LQDB	iShares Trust iShares BBB Rated Corporate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NTSE	WisdomTree Trust WisdomTree Emerging Markets Efficient Core Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
NTSI	WisdomTree Trust WisdomTree International Efficient Core Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
OXSQG	Oxford Square Capital Corp. 5.50% Notes due 2028	Unknown	PEARL Equities Exchange	Equity
POWWP	Outdoor Holding Co 8.75% PFD SER A	PreferredStock	PEARL Equities Exchange	Equity
NEGG	Newegg Commerce Inc COM USD0.43696	CommonStock	PEARL Equities Exchange	Equity
NEWP	New Pacific Metals Corp. Common Shares	CommonStock	PEARL Equities Exchange	Equity
OTLY	Oatly Group AB ADS	AdrCommon	PEARL Equities Exchange	Equity
OWL	Blue Owl Capital Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
PCOR	Procore Technologies, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
QQQA	ProShares Nasdaq-100 Dorsey Wright Momentum ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CGABL	Carlyle Finance L.L.C. STRUCTPROD	Unknown	PEARL Equities Exchange	Equity
ATCOL	Atlas Corp 7.125 Notes due 2027 STRUCT PROD	Unknown	PEARL Equities Exchange	Equity
GPOR	Gulfport Energy Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
JZXN	Jiuzi Holdings Inc COM USD.005	CommonStock	PEARL Equities Exchange	Equity
ACPpA	abrdn Income Credit Strategies Fund 5.250% Series A Perpetual Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
DTST	Data Storage Corp COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
DTSTW	Data Storage Corp WT EXP 051326	Warrant	PEARL Equities Exchange	Equity
EJH	E-Home Household Service Holdings Ltd ORD USD0.05	CommonStock	PEARL Equities Exchange	Equity
PEBpG	Pebblebrook Hotel Trust 6.375% Series G Cumulative Redeemable Preferred Shares of Beneficial Interest	PreferredStock	PEARL Equities Exchange	Equity
VERA	Vera Therapeutics Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
BITQ	Exchange Traded Concepts Trust Bitwise Crypto Industry Innovators ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BWpA	Babcock & Wilcox Enterprises, Inc. 7.75% Series A Cumulative Perpetual Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
FHNpF	First Horizon Corporation Depositary Shares, each representing a 1/4,000th interest in a share of Non-cumulative Perpetual Preferred Stock, Series F	PreferredStock	PEARL Equities Exchange	Equity
FMNY	First Trust Exchange-Traded Fund III First Trust New York Municipal High Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SVOL	Simplify Exchange Traded Funds Simplify Volatility Premium ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GLBE	Global-E Online Ltd ORD SHS	CommonStock	PEARL Equities Exchange	Equity
PFIX	Simplify Exchange Traded Funds Simplify Interest Rate Hedge ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
PIFI	ETF Series Solutions ClearShares Piton Intermediate Fixed Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SMWB	Similarweb Ltd. Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
SXQG	Exchange Traded Concepts Trust ETC 6 Meridian Quality Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLGC	Flora Growth Corp COM	CommonStock	PEARL Equities Exchange	Equity
AGOX	Starboard Investment Trust Adaptive Alpha Opportunities ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BLDE	Blade Air Mobility Inc CL A	CommonStock	PEARL Equities Exchange	Equity
BLDEW	Blade Air Mobility Inc WT EXP 090126	Warrant	PEARL Equities Exchange	Equity
LFTpA	Lument Finance Trust, Inc. 7.875% Series A Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
WALD	Waldencast plc COM CL A	CommonStock	PEARL Equities Exchange	Equity
WALDW	Waldencast plc WT EXP 072727	Warrant	PEARL Equities Exchange	Equity
ANEB	Anebulo Pharmaceuticals Inc COM	CommonStock	PEARL Equities Exchange	Equity
HROWL	Harrow Inc 8.625 Senior Notes due 2026 STRUCT PRODUCT	Unknown	PEARL Equities Exchange	Equity
IPW	iPower Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
WDH	Waterdrop Inc. American Depositary Shares (each representing the right to receive 10 Class A Ordinary Shares)	AdrCommon	PEARL Equities Exchange	Equity
BWMN	Bowman Consulting Group Ltd COM USD.01	CommonStock	PEARL Equities Exchange	Equity
COFpL	Capital One Financial Corporation Depositary Shares, Each Representing a 1/40th Ownership Interest in a Share of Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series L	PreferredStock	PEARL Equities Exchange	Equity
GOTU	Gaotu Techedu Inc. American Depositary Shares, three of which representing two Class A Ordinary Shares	AdrCommon	PEARL Equities Exchange	Equity
HYIN	Wisdomtree Alternative Income Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RFpE	Regions Financial Corporation Depositary Shares, Each Representing a 1/40th Interest in a Share of 4.45% Non-Cumulative Perpetual Preferred Stock, Series E	PreferredStock	PEARL Equities Exchange	Equity
SKIN	Beauty Health Co (The) COM CL A	CommonStock	PEARL Equities Exchange	Equity
VALN	Valneva SE ADS	AdrCommon	PEARL Equities Exchange	Equity
ATFV	The Alger ETF Trust Alger 35 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BYRN	Byrna Technologies Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
FSBC	Five Star Bancorp COM	CommonStock	PEARL Equities Exchange	Equity
HNST	Honest Co Inc (The) COM	CommonStock	PEARL Equities Exchange	Equity
MBOX	EA Series Trust Freedom Day Dividend ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FYBR	Frontier Communications Parent Inc COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
FGBIP	First Guaranty Bancshares Inc 6.75% DEP PFD A	PreferredStock	PEARL Equities Exchange	Equity
GTX	Garrett Motion Inc COM	CommonStock	PEARL Equities Exchange	Equity
MAYZ	TrueShares Structured Outcome (May) ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VAL	Valaris Limited Common shares	CommonStock	PEARL Equities Exchange	Equity
VAL.WS	Valaris Limited Warrants	Warrant	PEARL Equities Exchange	Equity
ATER	Aterian Inc COM	CommonStock	PEARL Equities Exchange	Equity
FORH	ETF Opportunities Trust Formidable ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HOWL	Werewolf Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
RCAT	Red Cat Holdings Inc COM	CommonStock	PEARL Equities Exchange	Equity
VSLU	ETF Opportunities Trust Applied Finance Valuation Large Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OCCIO	OFS Credit Co Inc 6.125 Series C Term Preferred Stock STRUCT PROD	PreferredStock	PEARL Equities Exchange	Equity
PRVA	Privia Health Group Inc COM	CommonStock	PEARL Equities Exchange	Equity
SCHY	Schwab Strategic Trust Schwab International Dividend Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SLNG	Stabilis Solutions Inc COM	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
STEM	Stem, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
AVAH	Aveanna Healthcare Holdings Inc COM	CommonStock	PEARL Equities Exchange	Equity
FTCI	FTC Solar Inc COM	CommonStock	PEARL Equities Exchange	Equity
NPCT	Nuveen Core Plus Impact Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
PALI	Palisade Bio Inc COM	CommonStock	PEARL Equities Exchange	Equity
UROY	Uranium Royalty Corp COM	CommonStock	PEARL Equities Exchange	Equity
MNMD	Mind Medicine (MindMed) Inc COM SUB VTG	CommonStock	PEARL Equities Exchange	Equity
NUWE	Nuwellis Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
PTIX	Protagenic Therapeutics Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
PTIXW	Protagenic Therapeutics Inc WT EXP 042626	Warrant	PEARL Equities Exchange	Equity
KREFpA	KKR Real Estate Finance Trust Inc. 6.50% Series A Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
SWIM	Latham Group Inc COM	CommonStock	PEARL Equities Exchange	Equity
TMCI	Treace Medical Concepts Inc COM	CommonStock	PEARL Equities Exchange	Equity
GBLD	Invesco Exchange-Traded Fund Trust II Invesco MSCI Green Building ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XVOL	Acruence Active Hedge US Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BEDZ	AdvisorShares Trust AdvisorShares Hotel ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DV	DoubleVerify Holdings, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
EATZ	AdvisorShares Trust AdvisorShares Restaurant ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GENI	Genius Sports Limited Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
KKRS	KKR & Co. Inc. 4.625% Subordinated Notes due 2061	StructuredProduct	PEARL Equities Exchange	Equity
NPCE	NeuroPace Inc COM	CommonStock	PEARL Equities Exchange	Equity
PATH	UiPath, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
SKYT	SkyWater Technology Inc COM	CommonStock	PEARL Equities Exchange	Equity
BTCM	BIT Mining Limited American Depositary Shares (each representing one hundred (100) Class A Ordinary Shares)	AdrCommon	PEARL Equities Exchange	Equity
IFBD	Infobird Co Ltd ORD	CommonStock	PEARL Equities Exchange	Equity
CTLP	Cantaloupe Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
DAPR	FT Vest US Equity Deep Buffer ETF - April ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FAPR	FT Vest U.S. Equity Buffer ETF - April ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LGO	Largo Inc COM	CommonStock	PEARL Equities Exchange	Equity
AKYA	Akoya Biosciences Inc COM	CommonStock	PEARL Equities Exchange	Equity
BEPH	Brookfield Renewable Partners L.P. 4.625% Perpetual Subordinated Notes	StructuredProduct	PEARL Equities Exchange	Equity
BMEA	Biomea Fusion Inc COM	CommonStock	PEARL Equities Exchange	Equity
RXRX	Recursion Pharmaceauticals Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
AGL	agilon health, inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
APP	AppLovin Corporation COM CL A	CommonStock	PEARL Equities Exchange	Equity
CGAU	Centerra Gold Inc. Common Shares	CommonStock	PEARL Equities Exchange	Equity
KRT	Karat Packaging Inc COM	CommonStock	PEARL Equities Exchange	Equity
PAB	PGIM ETF Trust PGIM Active Aggregate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ALKT	Alkami Technology Inc COM	CommonStock	PEARL Equities Exchange	Equity
COIN	COINBASE GLOBAL INC COM CL A	CommonStock	PEARL Equities Exchange	Equity
DAPP	VanEck Digital Transformation ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AQWA	Global X Clean Water ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WFCF	Where Food Comes From Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
XOMAO	XOMA Royalty Corp 8.375% DEP PFD B	Unknown	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
LCTD	BlackRock ETF Trust BlackRock World ex U.S. Carbon Transition Readiness ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LCTU	BlackRock ETF Trust BlackRock U.S. Carbon Transition Readiness ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ASTS	AST SpaceMobile Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
EMHC	SPDR Series Trust SPDR Bloomberg Emerging Markets USD Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HTFB	Horizon Technology Finance Corporation 4.875% Notes due 2026	StructuredProduct	PEARL Equities Exchange	Equity
VUSB	Vanguard Ultra-Short Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
INVZ	Innoviz Technologies Ltd COM	CommonStock	PEARL Equities Exchange	Equity
INVZW	Innoviz Technologies Ltd WT EXP 040526	Warrant	PEARL Equities Exchange	Equity
AGNG	Global X Aging Population ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CTOS	Custom Truck One Source, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
EAPR	Innovator ETFs Trust Innovator Emerging Markets Power Buffer ETF - April	ExchangeTradedFund	PEARL Equities Exchange	Equity
FOA	Finance of America Companies Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
IAPR	Innovator ETFs Trust Innovator International Developed Power Buffer ETF - April	ExchangeTradedFund	PEARL Equities Exchange	Equity
PSCW	Pacer Swan SOS Conservative (April) ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PSFM	Pacer Swan SOS Flex (April) ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PSMR	Pacer Swan SOS Moderate (April) ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QTAP	Innovator Growth Accelerated Plus ETF - April ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VABK	Virginia National Bankshares Corp COM USD2.5	CommonStock	PEARL Equities Exchange	Equity
XBAP	Innovator U.S. Equity Accelerated 9 Buffer ETF - April ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XDQQ	Innovator Growth Accelerated ETF - Quarterly ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XDSQ	Innovator U.S. Equity Accelerated ETF - Quarterly ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XFLTpA	XAI Octagon Floating Rate & Alternative Income Trust 6.50% Series 2026 Term Preferred Shares, (Liquidation Preference $25.00)	PreferredStock	PEARL Equities Exchange	Equity
XTAP	Innovator U.S. Equity Accelerated Plus ETF - April ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
APRZ	TrueShares Structured Outcome (April) ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
COMP	Compass, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
DMCY	The Advisors Inner Circle Fund III Democracy International Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
EM	Smart Share Global Limited ADS	AdrCommon	PEARL Equities Exchange	Equity
KARO	Karooooo Ltd ORD SHS	CommonStock	PEARL Equities Exchange	Equity
SCHWpJ	The Charles Schwab Corporation Depositary Shares, Each Representing a 1/40th Interest in a Share of 4.450% Non-Cumulative Perpetual Preferred Stock, Series J	PreferredStock	PEARL Equities Exchange	Equity
SONY	Sony Group Corporation American Depositary Shares (Each Representing One Share of Dollar Validated Common Stock)	AdrCommon	PEARL Equities Exchange	Equity
ULCC	Frontier Group Holdings Inc COM	CommonStock	PEARL Equities Exchange	Equity
COUR	Coursera, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
FRST	Primis Financial Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
JHCB	John Hancock Exchange-Traded Fund Trust John Hancock Corporate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PSFE	Paysafe Limited Common Shares	CommonStock	PEARL Equities Exchange	Equity
PSFE.WS	Paysafe Limited Warrants, exercisable for one Common Share of Paysafe Limited at a price of $138.00 per share	Warrant	PEARL Equities Exchange	Equity
ARKX	ARK Space Exploration & Innovation ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RILYK	B. Riley Financial Inc. 5.50 Senior Notes Due 2026 ETN	Unknown	PEARL Equities Exchange	Equity
ADIV	Guinness Atkinson Funds SmartETFs Asia Pacific Dividend Builder ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DIVS	Guinness Atkinson Funds SmartETFs Dividend Builder ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
ECCW	Eagle Point Credit Company Inc. 6.75% Notes due 2031	StructuredProduct	PEARL Equities Exchange	Equity
FKWL	Franklin Wireless Corp COM NPV	CommonStock	PEARL Equities Exchange	Equity
ALHC	Alignment Healthcare Inc COM	CommonStock	PEARL Equities Exchange	Equity
CRCT	Cricut Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
DSGN	Design Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
ERTH	Invesco Exchange-Traded Fund Trust Invesco MSCI Sustainable Future ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EWTX	Edgewise Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
IKNA	Ikena Oncology Inc COM	CommonStock	PEARL Equities Exchange	Equity
LVTX	LAVA Therapeutics N.V. COM	CommonStock	PEARL Equities Exchange	Equity
TCBIO	Texas Capital Bancshares Inc 5.75 DEP PFD B	PreferredStock	PEARL Equities Exchange	Equity
TDUP	ThredUp Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
ZH	Zhihu Inc. American Depositary Shares, each representing three (3) Class A Ordinary Shares	AdrCommon	PEARL Equities Exchange	Equity
EEIQ	EpicQuest Education Group International Limited ORD SHS	CommonStock	PEARL Equities Exchange	Equity
GLPpB	Global Partners LP 9.50% Series B Fixed Rate Cumulative Redeemable Perpetual Preferred Units representing limited partner interests	PreferredStock	PEARL Equities Exchange	Equity
ISVL	Ishares International Developed Small Cap Value Factor ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LINK	Interlink Electronics COM NPV	CommonStock	PEARL Equities Exchange	Equity
SEMR	SEMrush Holdings, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
UMI	USCF ETF Trust USCF Midstream Energy Income Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ACVA	ACV Auctions Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
DOCN	DigitalOcean Holdings, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MAMB	Monarch Ambassador Income Index ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MBCC	Monarch Blue Chips Core Index ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MPRO	Monarch ProCap Index ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ILCB	iShares Trust iShares Morningstar U.S. Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ILCG	iShares Trust iShares Morningstar Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ILCV	iShares Trust iShares Morningstar Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IMCB	iShares Trust iShares Morningstar Mid-Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IMCG	iShares Trust iShares Morningstar Mid-Cap Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IMCV	iShares Morningstar Mid-Cap Value ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ISCB	iShares Trust iShares Morningstar Small-Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ISCG	iShares Trust iShares Morningstar Small-Cap Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ISCV	iShares Trust iShares Morningstar Small-Cap Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JPMpK	JPMorgan Chase & Co. Depositary Shares, each representing a 1/400th interest in a share of 4.55% Non-Cumulative Preferred Stock, Series JJ	PreferredStock	PEARL Equities Exchange	Equity
MBINN	Merchants Bancorp 6% FXD PFD SR C	Unknown	PEARL Equities Exchange	Equity
MOVE	Movano Inc COM	CommonStock	PEARL Equities Exchange	Equity
NVVE	Nuvve Holding Corp COM	CommonStock	PEARL Equities Exchange	Equity
NVVEW	Nuvve Holding Corp WT EXP 031926	Warrant	PEARL Equities Exchange	Equity
UPC	Universe Pharmaceuticals Inc ORD USD11.25	CommonStock	PEARL Equities Exchange	Equity
DMAR	FT Vest US Equity Deep Buffer ETF - March ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FMAR	FT Vest US Equity Buffer ETF - March ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NOTV	Inotiv Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
QMAR	FT Vest Nasdaq-100 Buffer ETF - March ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RCpC	Ready Capital Corporation 6.25% Series C Cumulative Convertible Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
YMAR	FT Vest International Equity Moderate Buffer ETF - March ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AFCG	Advanced Flower Capital Inc COM	CommonStock	PEARL Equities Exchange	Equity
CNTB	Connect Biopharma Holdings Ltd ADS	AdrCommon	PEARL Equities Exchange	Equity
INMU	BlackRock ETF Trust II iShares Intermediate Muni Income Active ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TIL	Instil Bio Inc COM	CommonStock	PEARL Equities Exchange	Equity
GANX	Gain Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
OXLCL	Oxford Lane Capital Corp 6.75 PFD SR 2031	Unknown	PEARL Equities Exchange	Equity
PCT	PureCycle Technologies Inc COM	CommonStock	PEARL Equities Exchange	Equity
PCTTU	PureCycle Technologies Inc UNIT	Unit	PEARL Equities Exchange	Equity
PCTTW	PureCycle Technologies Inc WT EXP 012825	Warrant	PEARL Equities Exchange	Equity
TUYA	Tuya Inc. American Depositary Shares, each representing one Class A Ordinary Share	AdrCommon	PEARL Equities Exchange	Equity
CMMB	Chemomab Therapeutics Ltd ADS	AdrCommon	PEARL Equities Exchange	Equity
HLGE	Lattice Strategies Trust Hartford Longevity Economy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JWEL	Jowell Global Ltd COM	CommonStock	PEARL Equities Exchange	Equity
OLO	Olo Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
SNCY	Sun Country Airlines Holdings Inc COM	CommonStock	PEARL Equities Exchange	Equity
STNC	Hennessy Sustainable ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AEVA	Aeva Technologies Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
HAYW	Hayward Holdings, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MINN	Mairs & Power Minnesota Municipal Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OUST	Ouster Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
CPNG	Coupang, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
CSAN	Cosan S.A. American Depositary Shares (each representing four Common Shares)	AdrCommon	PEARL Equities Exchange	Equity
JEMA	JPMorgan ActiveBuilders Emerging Markets Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBRX	ImmunityBio Inc COM	CommonStock	PEARL Equities Exchange	Equity
RBLX	Roblox Corporation Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
GROY	Gold Royalty Corp. Common Shares	CommonStock	PEARL Equities Exchange	Equity
FERG	Ferguson Enterprises Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
TDSpU	Telephone and Data Systems, Inc. Depositary Shares, Each Representing a 1/1,000th Interest in a 6.625% Series UU Cumulative Redeemable Perpetual Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
FIGB	Fidelity Merrimack Street Trust Fidelity Investment Grade Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FSEC	Fidelity Merrimack Street Trust Fidelity Investment Grade Securitized ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BUZZ	VanEck ETF Trust VanEck Social Sentiment ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GAINN	Gladstone Investment Corporation 5.00% Notes Due 2026	Unknown	PEARL Equities Exchange	Equity
INNV	InnovAge Holding Corp COM	CommonStock	PEARL Equities Exchange	Equity
FORA	Forian Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
IGLD	FT Vest Gold Strategy Target Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JSCP	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Short Duration Core Plus ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OSCR	Oscar Health, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
FRTY	The Alger ETF Trust Alger Mid Cap 40 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MARZ	TrueShares Structured Outcome (March) ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CHPT	ChargePoint Holdings, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
IMCC	IM Cannabis Corp COM	CommonStock	PEARL Equities Exchange	Equity
REPX	Riley Exploration Permian, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	**Security Name**	**Security Class**	**Listed Exchange**	**Instrument Type**
SPNT	SiriusPoint Ltd. Common Shares,	CommonStock	PEARL Equities Exchange	Equity
REIT	ALPS Active REIT ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HBANP	Huntington Bancshares Inc 4.50 DEP PFD H	PreferredStock	PEARL Equities Exchange	Equity
PRTG	Portage Biotech Inc COM	CommonStock	PEARL Equities Exchange	Equity
ZEPP	Zepp Health Corporation American depositary shares, each representing sixteen Class A ordinary shares	AdrCommon	PEARL Equities Exchange	Equity
BCTX	BriaCell Therapeutics Corp COM	CommonStock	PEARL Equities Exchange	Equity
BCTXW	BriaCell Therapeutics Corp WT EX 022626	Warrant	PEARL Equities Exchange	Equity
HKND	Humankind Benefit Corporation Humankind US Stock ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IMFL	Invesco International Developed Dynamic Multifactor ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MIDE	DBX ETF Trust Xtrackers S&P MidCap 400 Scored & Screened ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RFMZ	RiverNorth Flexible Municipal Income Fund II, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
LFMD	LifeMD Inc COM	CommonStock	PEARL Equities Exchange	Equity
WRBpH	W.R. Berkley Corporation 4.125% Subordinated Debentures due 2061	StructuredProduct	PEARL Equities Exchange	Equity
PPTA	Perpetua Resources Corp COM NPV	CommonStock	PEARL Equities Exchange	Equity
QCON	American Century Quality Convertible Securities ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QPFF	American Century Quality Preferred ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ACR	ACRES Commercial Realty Corp. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ACRpC	ACRES Commercial Realty Corp. 8.625% Fixed-to-Floating Series C Cumulative Redeemable Preferred Stock, par value $0.001 per share	PreferredStock	PEARL Equities Exchange	Equity
AMPG	AmpliTech Group Inc COM	CommonStock	PEARL Equities Exchange	Equity
AMPGW	AmpliTech Group Inc WT EXP 010126	Warrant	PEARL Equities Exchange	Equity
AUUD	Auddia Inc COM	CommonStock	PEARL Equities Exchange	Equity
AUUDW	Auddia Inc WT EXP 101725	Warrant	PEARL Equities Exchange	Equity
BWSN	Babcock & Wilcox Enterprises, Inc. 8.125% Senior Notes due 2026	StructuredProduct	PEARL Equities Exchange	Equity
GGRW	Gabelli ETFs Trust Gabelli Growth Innovators ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TNL	Travel + Leisure Co. Common Stock	CommonStock	PEARL Equities Exchange	Equity
BFLY	Butterfly Network, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
BFLY.WS	Butterfly Network, Inc. Redeemable Warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	Warrant	PEARL Equities Exchange	Equity
RCC	Ready Capital Corporation 5.75% Senior Notes due 2026	StructuredProduct	PEARL Equities Exchange	Equity
LGVN	Longeveron Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
ADNWW	Advent Technologies Holdings Inc WT EXP 020326	Warrant	PEARL Equities Exchange	Equity
ADVWW	Advantage Solutions Inc. Warrant	Warrant	PEARL Equities Exchange	Equity
AP.WS	Ampco-Pittsburgh Corporation Series A Warrants to purchase Shares of common stock	Warrant	PEARL Equities Exchange	Equity
ARKOW	ARKO Corp WT EXP 122225	Warrant	PEARL Equities Exchange	Equity
ATNFW	180 Life Sciences Corp WT EXP 110725	Warrant	PEARL Equities Exchange	Equity
BMBL	Bumble Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
BVS	Bioventus Inc COM CL A USD.01	CommonStock	PEARL Equities Exchange	Equity
CLNNW	Clene Inc WT EXP 110725	Warrant	PEARL Equities Exchange	Equity
CURIW	CuriosityStream Inc WT EXP 100126	Warrant	PEARL Equities Exchange	Equity
CVE.WS	Cenovus Energy Inc. Warrants (each warrant entitles the holder to purchase one common share at an exercise price of C$6.54 per share)	Warrant	PEARL Equities Exchange	Equity
EOSEW	Eos Energy Enterprises Inc WT EXP 050626	Warrant	PEARL Equities Exchange	Equity
FATBW	FAT Brands Inc WT EXP 063025	Warrant	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
GB.WS	Global Blue Group Holding AG Warrants exercisable for one Ordinary Share of Global Blue Group Holding AG at a price of $11.50 per share	Warrant	PEARL Equities Exchange	Equity
GCMGW	GCM Grosvenor Inc WT EXP 111725	Warrant	PEARL Equities Exchange	Equity
GOVXW	GeoVax Labs, Inc. Warrants	Warrant	PEARL Equities Exchange	Equity
GTBP	GT Biopharma Inc COM USD.5	CommonStock	PEARL Equities Exchange	Equity
HOFVW	Hall of Fame Resort & Entertainment Co WT EXP 012423	Warrant	PEARL Equities Exchange	Equity
HPKEW	HighPeak Energy Inc WT EXP 082125	Warrant	PEARL Equities Exchange	Equity
HTOOW	Fusion Fuel Green PLC WT EXP 070126	Warrant	PEARL Equities Exchange	Equity
HYMCL	Hycroft Mining Holding Corp *W EXP 10/05/2023	Warrant	PEARL Equities Exchange	Equity
IMTXW	Immatics NV WT EXP 101025	Warrant	PEARL Equities Exchange	Equity
LDI	loanDepot, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
LEXXW	Lexaria Bioscience Corp WT EXP 011126	Warrant	PEARL Equities Exchange	Equity
LGHLW	Lion Group Holding Ltd WT EXP 061725	Warrant	PEARL Equities Exchange	Equity
LIXTW	Lixte Biotechnology Holdings Inc W EXP 11/30/2025	Warrant	PEARL Equities Exchange	Equity
LSEAW	Landsea Homes Corp WT EXP 010726	Warrant	PEARL Equities Exchange	Equity
NLSPW	NLS Pharmaceutics Ltd WT EXP 092525	Warrant	PEARL Equities Exchange	Equity
NUVB	Nuvation Bio Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
NUVB.WS	Nuvation Bio Inc. Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	Warrant	PEARL Equities Exchange	Equity
OXY.WS	Occidental Petroleum Corporation Warrants to Purchase Common Stock	Warrant	PEARL Equities Exchange	Equity
PLBY	PLBY Group Inc COM	CommonStock	PEARL Equities Exchange	Equity
PXSAW	Pyxis Tankers Inc WT EXP 091525	Warrant	PEARL Equities Exchange	Equity
RELIW	Reliance Global Group Inc WT A EXP 020126	Warrant	PEARL Equities Exchange	Equity
RVPHW	Reviva Pharmaceuticals Holdings Inc WT EXP 122525	Warrant	PEARL Equities Exchange	Equity
SYTAW	Siyata Mobile Inc WT EXP 092425	Warrant	PEARL Equities Exchange	Equity
TFSA	Terra Income Fund 6, LLC 7.00% Notes due 2026	StructuredProduct	PEARL Equities Exchange	Equity
UGRO	urban-gro Inc COM	CommonStock	PEARL Equities Exchange	Equity
UKOMW	Ucommune Group Holdings Ltd WT EXP 111725	Warrant	PEARL Equities Exchange	Equity
UWMC.WS	UWM Holdings Corporation Warrants, each exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	Warrant	PEARL Equities Exchange	Equity
VRMEW	VerifyMe Inc WT EX	Warrant	PEARL Equities Exchange	Equity
VSSYW	Versus Systems Inc WT EXP 121725	Warrant	PEARL Equities Exchange	Equity
WAFDP	WaFd Inc DEP PERP PFD A	Unknown	PEARL Equities Exchange	Equity
DSP	Viant Technology Inc COM	CommonStock	PEARL Equities Exchange	Equity
VABS	Virtus ETF Trust II Virtus Newfleet ABS/MBS ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ADAG	Adagene Inc ADR	AdrCommon	PEARL Equities Exchange	Equity
RELI	Reliance Global Group Inc COM	CommonStock	PEARL Equities Exchange	Equity
BAOS	Baosheng Media Group Holdings Ltd ORD USD0.0096	CommonStock	PEARL Equities Exchange	Equity
ADN	Advent Technologies Holdings Inc COM CL A USD0.0001	CommonStock	PEARL Equities Exchange	Equity
AEI	Alset Inc COM	CommonStock	PEARL Equities Exchange	Equity
BOLT	Bolt Biotherapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
CNEY	CN Energy Group Inc CL A ORD	CommonStock	PEARL Equities Exchange	Equity
ETWO	E2open Parent Holdings, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
EVAX	Evaxion A/S ADR	AdrCommon	PEARL Equities Exchange	Equity
IMCR	Immunocore Holdings plc ADR	AdrCommon	PEARL Equities Exchange	Equity
IWDL	UBS AG ETRACS 2x Leveraged US Value Factor TR ETN	ExchangeTradedNote	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
IWFL	UBS AG ETRACS 2x Leveraged US Growth Factor TR ETN	ExchangeTradedNote	PEARL Equities Exchange	Equity
IWML	UBS AG ETRACS 2x Leveraged US Size Factor TR ETN	ExchangeTradedNote	PEARL Equities Exchange	Equity
LOPP	Gabelli ETFs Trust Gabelli Love Our Planet & People ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MTUL	UBS AG ETRACS 2x Leveraged MSCI US Momentum Factor TR ETN	ExchangeTradedNote	PEARL Equities Exchange	Equity
PHVS	Pharvaris NV COM	CommonStock	PEARL Equities Exchange	Equity
QULL	UBS AG ETRACS 2x Leveraged MSCI US Quality Factor TR ETN	ExchangeTradedNote	PEARL Equities Exchange	Equity
SCDL	UBS AG ETRACS 2x Leveraged US Dividend Factor TR ETN	ExchangeTradedNote	PEARL Equities Exchange	Equity
TERN	Terns Pharmaceuticals Inc COM	CommonStock	PEARL Equities Exchange	Equity
USBpR	U.S. Bancorp Depositary Shares, Each Representing a 1/1,000th Interest in a Share of Series M Non-Cumulative Perpetual Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
USML	UBS AG ETRACS 2x Leveraged MSCI US Minimum Volatility Factor TR ETN	ExchangeTradedNote	PEARL Equities Exchange	Equity
VOR	Vor Biopharma Inc COM	CommonStock	PEARL Equities Exchange	Equity
AMR	Alpha Metallurgical Resources, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
FMAG	Fidelity Magellan ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FPRO	Fidelity Real Estate Investment ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MBND	SPDR Nuveen Municipal Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SANA	Sana Biotechnology Inc COM	CommonStock	PEARL Equities Exchange	Equity
SNSE	Sensei Biotherapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
ONTF	ON24, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
TIXT	TELUS International (Cda) Inc. Subordinate Voting Shares	CommonStock	PEARL Equities Exchange	Equity
WFCpC	Wells Fargo & Company Depositary Shares, each representing a 1/1,000th interest in a share of Non-Cumulative Perpetual Class A Preferred Stock, Series CC	PreferredStock	PEARL Equities Exchange	Equity
CGNT	Cognyte Software Ltd COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
RNRG	Global X Renewable Energy Producers ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ALTO	Alto Ingredients Inc COM	CommonStock	PEARL Equities Exchange	Equity
CELGr	Bristol-Myers Squibb Company Celgene Contingent Value Rights	Right	PEARL Equities Exchange	Equity
CLVT	Clarivate Plc Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
FEBZ	TrueShares Structured Outcome (February) ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OXBRW	Oxbridge Re Holdings Ltd WRRT	Warrant	PEARL Equities Exchange	Equity
WFG	West Fraser Timber Co. Ltd Common Shares	CommonStock	PEARL Equities Exchange	Equity
BACpP	Bank of America Corporation Depositary Shares, each representing a 1/1,000th interest in a share of 4.125% Non-Cumulative Preferred Stock, Series PP	PreferredStock	PEARL Equities Exchange	Equity
DIVZ	Listed Funds Trust Opal Dividend Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KSTR	KraneShares Trust KraneShares SSE STAR Market 50 Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NLSP	NLS Pharmaceutics Ltd COM	CommonStock	PEARL Equities Exchange	Equity
TMAT	Main Thematic Innovation ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TRIN	Trinity Capital Inc COM	CommonStock	PEARL Equities Exchange	Equity
AGFY	Agrify Corp COM	CommonStock	PEARL Equities Exchange	Equity
VINP	Vinci Partners Investments Ltd COM	CommonStock	PEARL Equities Exchange	Equity
WCBR	WisdomTree Cybersecurity Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ZIM	ZIM Integrated Shipping Services Ltd. Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
PDO	PIMCO Dynamic Income Opportunities Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
SHLS	Shoals Technologies Group Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
TIRX	Tian Ruixiang Holdings Ltd COM CL A	CommonStock	PEARL Equities Exchange	Equity
AXON	Axon Enterprise Inc COM USD.00001	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
BIPpB	Brookfield Infrastructure Partners L.P. 5.000% Class A Preferred Limited Partnership Units, Series 14	PreferredStock	PEARL Equities Exchange	Equity
EZGO	EZGO Technologies Ltd COM USD.001	CommonStock	PEARL Equities Exchange	Equity
ISWN	Amplify ETF Trust Amplify BlackSwan ISWN ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RILYT	B Riley Financial Inc 6.00 Senior Notes Due 2028 ETN	Unknown	PEARL Equities Exchange	Equity
LANDM	Gladstone Land Corporation PFD SER D	PreferredStock	PEARL Equities Exchange	Equity
NEWTZ	NewtekOne Inc 5.50 Notes Due 2026 ETN	Unknown	PEARL Equities Exchange	Equity
HUDI	Huadi International Group Co Ltd COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
MNTK	Montauk Renewables Inc COM	CommonStock	PEARL Equities Exchange	Equity
PAX	Patria Investments Limited COM CL A	CommonStock	PEARL Equities Exchange	Equity
RLX	RLX Technology Inc. American Depositary Shares, each representing the right to receive one (1) Class A ordinary share	AdrCommon	PEARL Equities Exchange	Equity
UWMC	UWM Holdings Corporation Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
AFBI	Affinity Bancshares Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
BGLD	FT Vest Gold Strategy Quarterly Buffer ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BUFD	FT Vest Laddered Deep Buffer ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DFH	Dream Finders Homes, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
HIMS	Hims & Hers Health, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
SKYU	ProShares Ultra Cloud Computing ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
UCYB	Proshares Ultra Nasdaq Cybersecurity Etf ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VRDN	Viridian Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
DJAN	FT Vest US Equity Deep Buffer ETF - January ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FJAN	FT Vest U.S. Equity Buffer ETF - January ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
STLA	Stellantis N.V. Common Shares	CommonStock	PEARL Equities Exchange	Equity
DRVN	Driven Brands Holdings Inc COM	CommonStock	PEARL Equities Exchange	Equity
HART	New York Life Investments ETF Trust NYLI Healthy Hearts ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OVLH	Overlay Shares Hedged Large Cap Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OVT	Overlay Shares Short Term Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PLTK	Playtika Holding Corp COM	CommonStock	PEARL Equities Exchange	Equity
VS	Versus Systems Inc COM	CommonStock	PEARL Equities Exchange	Equity
XDAT	Franklin Exponential Data ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WOOF	Petco Health and Wellness Co Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
AFRM	Affirm Holdings Inc COM USD.00001	CommonStock	PEARL Equities Exchange	Equity
EQHpC	Equitable Holdings, Inc. Depositary Shares, each representing a 1/1,000th interest in a share of Fixed Rate Noncumulative Perpetual Preferred Stock, Series C	PreferredStock	PEARL Equities Exchange	Equity
INFL	Listed Funds Trust Horizon Kinetics Inflation Beneficiaries ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ONOF	Global X Funds Global X Adaptive U.S. Risk Management ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KUKE	Kuke Music Holding Limited American Depositary Shares (each representing ten (10) Class A Ordinary Shares)	AdrCommon	PEARL Equities Exchange	Equity
LEXX	Lexaria Bioscience Corp COM	CommonStock	PEARL Equities Exchange	Equity
MSGM	Motorsport Games Inc COM	CommonStock	PEARL Equities Exchange	Equity
CLDL	Direxion Shares ETF Trust Direxion Daily Cloud Computing Bull 2X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
CGEM	Cullinan Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
CLOV	Clover Health Investments Corp COM CL A	CommonStock	PEARL Equities Exchange	Equity
LSEA	Landsea Homes Corp COM	CommonStock	PEARL Equities Exchange	Equity
MODV	ModivCare Inc CL A COM USD.001	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
ALTGpA	Alta Equipment Group Inc. Depositary Shares (each representing 1/1000th in a share of 10% Series A Cumulative Perpetual Preferred Stock)	PreferredStock	PEARL Equities Exchange	Equity
ELDN	Eledon Pharmaceuticals Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
JANZ	Trueshares Structured Outcome (January) ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PFX	PhenixFIN Corp COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
STRR	Star Equity Holdings Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
STRRP	Star Equity Holdings Inc PFD SER A	PreferredStock	PEARL Equities Exchange	Equity
CLNN	Clene Inc COM	CommonStock	PEARL Equities Exchange	Equity
ENVB	Enveric Biosciences Inc COM	CommonStock	PEARL Equities Exchange	Equity
RAYC	The Advisors Inner Circle Fund III Rayliant Quantamental China Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AI	C3.ai, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
IKT	Inhibikase Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
IPA	ImmunoPrecise Antibodies Ltd COM	CommonStock	PEARL Equities Exchange	Equity
PSFF	Pacer Swan SOS Fund of Funds ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RSI	Rush Street Interactive, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
SPRE	Tidal ETF Trust SP Funds S&P Global REIT Sharia ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VIV	Telefonica Brasil, S.A. American Depositary Shares (each representing two (2) Common Shares)	AdrCommon	PEARL Equities Exchange	Equity
GEG	Great Elm Group Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
GSPY	Tidal ETF Trust Gotham Enhanced 500 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MRM	MEDIROM Healthcare Technologies Inc ADR	AdrCommon	PEARL Equities Exchange	Equity
QPX	AdvisorShares Trust AdvisorShares Q Dynamic Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LFT	Lument Finance Trust, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ATHpD	Athene Holding Ltd. Depositary Shares, each representing a 1/1,000th interest in a 4.875% Fixed-Rate Perpetual Non-Cumulative Preference Share, Series D	PreferredStock	PEARL Equities Exchange	Equity
PRCH	Porch Group Inc COM	CommonStock	PEARL Equities Exchange	Equity
ARKO	ARKO Corp COM	CommonStock	PEARL Equities Exchange	Equity
ASLE	AerSale Corp COM	CommonStock	PEARL Equities Exchange	Equity
HEGD	Swan Hedged Equity US Large Cap ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PHAR	Pharming Group NV, Leiden ADR	CommonStock	PEARL Equities Exchange	Equity
PSCX	Pacer Swan SOS Conservative (January) ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PSFD	Pacer Swan SOS Flex (January) ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PSMD	Pacer Swan SOS Moderate (January) ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IVRA	Invesco Real Assets ESG ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ORLA	Orla Mining Ltd. Common Shares	CommonStock	PEARL Equities Exchange	Equity
PPBT	Purple Biotech Ltd ADR	AdrCommon	PEARL Equities Exchange	Equity
CSR	Centerspace Common Stock	CommonStock	PEARL Equities Exchange	Equity
DDEC	FT Vest US Equity Deep Buffer ETF - December ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FDEC	FT Vest US Equity Buffer ETF - December ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LBRDP	Liberty Broadband Corp CUM RED PFD SR A	PreferredStock	PEARL Equities Exchange	Equity
OPEN	Opendoor Technologies Inc COM	CommonStock	PEARL Equities Exchange	Equity
QDEC	FT Vest Nasdaq-100 Buffer ETF - December ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
YDEC	FT Vest International Equity Moderate Buffer ETF - December ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MASS	908 Devices Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
FGF	Fundamental Global Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
FGFPP	Fundamental Global Inc PFD SER A	PreferredStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	**Security Name**	**Security Class**	**Listed Exchange**	**Instrument Type**
SKLZ	Skillz Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
BCAB	BioAtla Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
FICS	First Trust International Developed Capital Strength ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPCX	The SPAC and New Issue ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
UPST	Upstart Holdings Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
XOMAP	XOMA Royalty Corp 8.625% CUM PFD A	PreferredStock	PEARL Equities Exchange	Equity
DSTX	ETF Series Solutions Distillate International Fundamental Stability & Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OCG	Oriental Culture Holding LTD COM	CommonStock	PEARL Equities Exchange	Equity
RVPH	Reviva Pharmaceuticals Holdings Inc COM	CommonStock	PEARL Equities Exchange	Equity
UZE	United States Cellular Corporation 5.500% Senior Notes due 2070	StructuredProduct	PEARL Equities Exchange	Equity
WNW	Meiwu Technology Company Limited COM	CommonStock	PEARL Equities Exchange	Equity
ABCL	AbCellera Biologics Inc COM	CommonStock	PEARL Equities Exchange	Equity
CERT	Certara Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
FDMT	4D Molecular Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
NBTX	Nanobiotix SA SPONSORED ADS	AdrCommon	PEARL Equities Exchange	Equity
VVOS	Vivos Therapeutics Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
ABNB	Airbnb Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
AVMU	American Century ETF Trust Avantis Core Municipal Fixed Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HTOO	Fusion Fuel Green PLC COM CL A	CommonStock	PEARL Equities Exchange	Equity
JCTR	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Carbon Transition U.S. Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JSTC	Tidal ETF Trust Adasina Social Justice All Cap Global ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DASH	DoorDash Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
PUBM	PubMatic Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
SIGIP	Selective Insurance Group Inc PFD B	PreferredStock	PEARL Equities Exchange	Equity
GLRY	Northern Lights Fund Trust IV Inspire Momentum ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ONDS	Ondas Holdings Inc COM	CommonStock	PEARL Equities Exchange	Equity
SEER	Seer Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
YQ	17 Education & Technology Group Inc ADR	AdrCommon	PEARL Equities Exchange	Equity
DCBO	Docebo Inc COM	CommonStock	PEARL Equities Exchange	Equity
GDXD	Bank of Montreal MicroSectors Gold Miners -3X Inverse Leveraged ETNs	ExchangeTradedNote	PEARL Equities Exchange	Equity
GDXU	Bank of Montreal MicroSectors Gold Miners 3X Leveraged ETNs due June 29, 2040	ExchangeTradedNote	PEARL Equities Exchange	Equity
LAZR	Luminar Technologies Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
MGMT	Unified Series Trust Ballast Small/Mid Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VNOpN	Vornado Realty Trust 5.25% Series N Cumulative Redeemable Preferred Shares of Beneficial Interest, liquidation preference $25.00 per share	PreferredStock	PEARL Equities Exchange	Equity
DFAE	Dimensional ETF Trust Dimensional Emerging Core Equity Market ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IHYF	Invesco High Yield Bond Factor ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KMLM	KraneShares Trust KraneShares Mount Lucas Managed Futures Index Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MBBB	VanEck Moody's Analytics BBB Corporate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MIG	VanEck Moody's Analytics IG Corporate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CNXC	Concentrix Corp COM	CommonStock	PEARL Equities Exchange	Equity
DECZ	TrueShares Structured Outcome (December) ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
POWW	Outdoor Holding Co COM NPV	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
PRG	PROG Holdings, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
WRAP	Wrap Technologies Inc COM	CommonStock	PEARL Equities Exchange	Equity
CNOpA	CNO Financial Group, Inc. 5.125% Subordinated Debentures due 2060	StructuredProduct	PEARL Equities Exchange	Equity
QS	QuantumScape Corporation Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
AIZN	Assurant, Inc. 5.25% Subordinated Notes due 2061	StructuredProduct	PEARL Equities Exchange	Equity
CFRpB	Cullen/Frost Bankers, Inc. Depositary Shares, each representing a 1/40th ownership interest in a share of 4.450% non-cumulative perpetual preferred stock, Series B	PreferredStock	PEARL Equities Exchange	Equity
KVLE	KraneShares Trust KraneShares Value Line Dynamic Dividend Equity Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LIXT	Lixte Biotechnology Holdings Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
SDHY	PGIM Short Duration High Yield Opportunities Fund Common Shares	CommonStock	PEARL Equities Exchange	Equity
VMAR	Vision Marine Technologies Inc COM	CommonStock	PEARL Equities Exchange	Equity
BHF	Brighthouse Financial Inc COM	CommonStock	PEARL Equities Exchange	Equity
BHFAN	Brighthouse Financial Inc 5.375 DEP PFD C	Unknown	PEARL Equities Exchange	Equity
CYCN	Cyclerion Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
A	Agilent Technologies, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
AAA	Investment Managers Series Trust II Alternative Access First Priority CLO Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AAAU	Goldman Sachs Physical Gold Etf ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AACG	ATA Creativity Global ADS NPV	AdrCommon	PEARL Equities Exchange	Equity
AADR	AdvisorShares Dorsey Wright ADR ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AAL	American Airlines Group Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
AAME	Atlantic American Corp COM USD1	CommonStock	PEARL Equities Exchange	Equity
AAOI	Applied Optoelectronics Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
AAON	AAON Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
AAP	Advance Auto Parts, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
AAPL	Apple Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
AAT	American Assets Trust, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
AAXJ	iShares MSCI All Country Asia ex Japan ETF ASIA EX JPN	ExchangeTradedFund	PEARL Equities Exchange	Equity
ABBV	AbbVie Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ABCB	Ameris Bancorp Common Stock	CommonStock	PEARL Equities Exchange	Equity
ABEO	Abeona Therapeutics Inc COM USD.04	CommonStock	PEARL Equities Exchange	Equity
ABEQ	Unified Series Trust Absolute Select Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ABEV	Ambev S.A. American Depositary Shares (Each representing one Common Share)	AdrCommon	PEARL Equities Exchange	Equity
ABG	Asbury Automotive Group, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ABM	ABM Industries Incorporated Common Stock	CommonStock	PEARL Equities Exchange	Equity
ABR	Arbor Realty Trust, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ABT	Abbott Laboratories Common Stock	CommonStock	PEARL Equities Exchange	Equity
ABUS	Arbutus Biopharma Corp COM NPV	CommonStock	PEARL Equities Exchange	Equity
AC	Associated Capital Group, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
ACA	Arcosa, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ACAD	ACADIA Pharmaceuticals Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
ACB	Aurora Cannabis Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
ACCO	ACCO Brands Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
ACEL	Accel Entertainment, Inc. Class A-1 Common Stock	CommonStock	PEARL Equities Exchange	Equity
ACES	ALPS ETF Trust ALPS Clean Energy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	**Security Name**	**Security Class**	**Listed Exchange**	**Instrument Type**
ACET	Adicet Bio Inc COM	CommonStock	PEARL Equities Exchange	Equity
ACGL	Arch Capital Group Ltd COM USD.01	CommonStock	PEARL Equities Exchange	Equity
ACGLO	Arch Capital Group Ltd NON CUM PFD F	PreferredStock	PEARL Equities Exchange	Equity
ACHC	Acadia Healthcare Co Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
ACHV	Achieve Life Sciences Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
ACI	Albertsons Companies, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
ACIO	Aptus Collared Investment Opportunity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ACIU	AC Immune SA COM CHF.02	CommonStock	PEARL Equities Exchange	Equity
ACIW	ACI Worldwide Inc CL A COM USD.005	CommonStock	PEARL Equities Exchange	Equity
ACLS	Axcelis Technologies Inc. COM USD.001	CommonStock	PEARL Equities Exchange	Equity
ACM	AECOM Common Stock	CommonStock	PEARL Equities Exchange	Equity
ACMR	ACM Research Inc CL A COM	CommonStock	PEARL Equities Exchange	Equity
ACN	Accenture plc Class A Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
ACNB	ACNB Corp COM USD2.5	CommonStock	PEARL Equities Exchange	Equity
ACP	abrdn Income Credit Strategies Fund Common Shares	Fund	PEARL Equities Exchange	Equity
ACRE	Ares Commercial Real Estate Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
ACRS	Aclaris Therapeutics Inc COM USD.00001	CommonStock	PEARL Equities Exchange	Equity
ACSI	American Customer Satisfaction ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ACTG	Acacia Research Corp COM NPV	CommonStock	PEARL Equities Exchange	Equity
ACTV	Two Roads Shared Trust LeaderShares Activist Leaders ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ACU	Acme United Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
ACV	Virtus Diversified Income & Convertible Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
ACVF	ETF Opportunities Trust American Conservative Values ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ACWI	iShares MSCI ACWI ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ACWV	iShares MSCI Global Min Vol Factor ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ACWX	iShares MSCI ACWI ex US ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ADAP	Adaptimmune Therapeutics plc ADR	AdrCommon	PEARL Equities Exchange	Equity
ADBE	Adobe Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
ADC	Agree Realty Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
ADCT	ADC Therapeutics SA Common Shares	CommonStock	PEARL Equities Exchange	Equity
ADFI	Anfield Dynamic Fixed Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ADI	Analog Devices Inc COM USD.16	CommonStock	PEARL Equities Exchange	Equity
ADIL	Adial Pharmaceuticals Inc COM	CommonStock	PEARL Equities Exchange	Equity
ADM	Archer Daniels Midland Company Common Stock	CommonStock	PEARL Equities Exchange	Equity
ADMA	ADMA Biologics Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
ADME	Aptus Drawdown Managed Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ADNT	Adient plc Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
ADP	Automatic Data Processing Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
ADPT	Adaptive Biotechnologies Corp COM	CommonStock	PEARL Equities Exchange	Equity
ADSK	Autodesk Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
ADT	ADT Inc. Common stock, par value $0.01 per share	CommonStock	PEARL Equities Exchange	Equity
ADTN	ADTRAN Holdings Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
ADTX	Aditxt Inc COM	CommonStock	PEARL Equities Exchange	Equity
ADUS	Addus HomeCare Corp COM USD.001	CommonStock	PEARL Equities Exchange	Equity
ADV	Advantage Solutions Inc COM	CommonStock	PEARL Equities Exchange	Equity
ADVM	Adverum Biotechnologies Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
ADX	Adams Diversified Equity Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
ADXN	Addex Therapeutics Ltd ADS	AdrCommon	PEARL Equities Exchange	Equity
AEE	Ameren Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
AEF	abrdn Emerging Markets ex-China Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
AEFC	Aegon Ltd. 5.10% Subordinated Notes due 2049	StructuredProduct	PEARL Equities Exchange	Equity
AEG	Aegon Ltd. New York Registry Shares	NyRegisteredShare	PEARL Equities Exchange	Equity
AEHL	Antelope Enterprise Holdings Ltd COM USD.001	CommonStock	PEARL Equities Exchange	Equity
AEHR	Aehr Test Systems COM USD.01	CommonStock	PEARL Equities Exchange	Equity
AEIS	Advanced Energy Industries Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
AEM	Agnico Eagle Mines Limited Common Shares	CommonStock	PEARL Equities Exchange	Equity
AEMD	Aethlon Medical Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
AEP	American Electric Power Co Inc COM USD6.5	CommonStock	PEARL Equities Exchange	Equity
AER	AerCap Holdings N.V. Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
AES	The AES Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
AESR	Anfield US Equity Sector Rotation ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AEYE	AudioEye Inc COM	CommonStock	PEARL Equities Exchange	Equity
AFB	AllianceBernstein National Municipal Income Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
AFG	American Financial Group, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
AFGB	American Financial Group, Inc. 5.875% Subordinated Debentures due 2059	StructuredProduct	PEARL Equities Exchange	Equity
AFGC	American Financial Group, Inc. 5.125% Subordinated Debentures due 2059	StructuredProduct	PEARL Equities Exchange	Equity
AFGD	American Financial Group, Inc. 5.625% Subordinated Debentures due 2060	StructuredProduct	PEARL Equities Exchange	Equity
AFGE	American Financial Group, Inc. 4.500% Subordinated Debentures due 2060	StructuredProduct	PEARL Equities Exchange	Equity
AFIF	Two Roads Shared Trust - Anfield Universal Fixed Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AFK	VanEck ETF Trust VanEck Africa Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AFL	AFLAC Incorporated Common Stock	CommonStock	PEARL Equities Exchange	Equity
AFLG	First Trust Exchange-Traded Fund VIII First Trust Active Factor Large Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AFMC	First Trust Exchange-Traded Fund VIII First Trust Active Factor Mid Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AFSM	First Trust Exchange-Traded Fund VIII First Trust Active Factor Small Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AFYA	Afya Limited COM CL A USD0.00005	CommonStock	PEARL Equities Exchange	Equity
AG	First Majestic Silver Corp. Common Shares	CommonStock	PEARL Equities Exchange	Equity
AGCO	AGCO Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
AGD	abrdn Global Dynamic Dividend Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
AGEN	Agenus Inc/DE COM USD.01	CommonStock	PEARL Equities Exchange	Equity
AGG	iShares Trust iShares Core U.S. Aggregate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AGGY	WisdomTree Trust WisdomTree Yield Enhanced U.S. Aggregate Bond Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
AGI	Alamos Gold Inc. Class A Common Shares, Without Par Value	CommonStock	PEARL Equities Exchange	Equity
AGIO	Agios Pharmaceuticals Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
AGM	Federal Agricultural Mortgage Corporation Class C Non-Voting Common Stock	CommonStock	PEARL Equities Exchange	Equity
AGM.A	Federal Agricultural Mortgage Corporation Class A Voting Common Stock	CommonStock	PEARL Equities Exchange	Equity
AGMH	AGM Group Holdings Inc COM Cl A	CommonStock	PEARL Equities Exchange	Equity
AGMpD	Federal Agricultural Mortgage Corporation 5.700% Non-Cumulative Preferred Stock, Series D	PreferredStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	**Security Name**	**Security Class**	**Listed Exchange**	**Instrument Type**
AGMpE	Federal Agricultural Mortgage Corporation 5.750% Non-Cumulative Preferred Stock, Series E	PreferredStock	PEARL Equities Exchange	Equity
AGMpF	Federal Agricultural Mortgage Corporation 5.250% Non-Cumulative Preferred Stock, Series F	PreferredStock	PEARL Equities Exchange	Equity
AGNC	AGNC Investment Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
AGNCM	AGNC Investment Corp PFD Ser D	PreferredStock	PEARL Equities Exchange	Equity
AGNCN	AGNC Investment Corp PFD SrC 1/1000	PreferredStock	PEARL Equities Exchange	Equity
AGNCO	AGNC Investment Corp PFD Ser E	Unknown	PEARL Equities Exchange	Equity
AGNCP	AGNC Investment Corp 6.125 DP RP SR F	PreferredStock	PEARL Equities Exchange	Equity
AGO	Assured Guaranty Ltd. Common Shares	CommonStock	PEARL Equities Exchange	Equity
AGQ	ProShares Trust II ProShares Ultra Silver	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
AGRO	Adecoagro S.A. Common Shares	CommonStock	PEARL Equities Exchange	Equity
AGS	PlayAGS, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
AGX	Argan, Inc. Common Stock, $0.15 par value	CommonStock	PEARL Equities Exchange	Equity
AGYS	Agilysys Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
AGZ	iShares Trust iShares Agency Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AGZD	WisdomTree Interest Rate Hedged US Aggregate Bond Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AHCO	AdaptHealth Corp COM	CommonStock	PEARL Equities Exchange	Equity
AHH	Armada Hoffler Properties, Inc. Common Stock, par value $0.01 per share	CommonStock	PEARL Equities Exchange	Equity
AHHpA	Armada Hoffler Properties, Inc. 6.75% Series A Cumulative Redeemable Perpetual Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
AHLpD	Aspen Insurance Holdings Limited 5.625% Perpetual Non-Cumulative Preference Shares	PreferredStock	PEARL Equities Exchange	Equity
AHLpE	Aspen Insurance Holdings Limited Depositary Shares, each representing a 1/1000th interest in a share of 5.625% Perpetual Non-Cumulative Preference Shares	PreferredStock	PEARL Equities Exchange	Equity
AHT	Ashford Hospitality Trust, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
AHTpD	Ashford Hospitality Trust, Inc. 8.45% Series D Cumulative Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
AHTpF	Ashford Hospitality Trust, Inc. 7.375% Series F Cumulative Preferred Stock, par value $0.01 per share	PreferredStock	PEARL Equities Exchange	Equity
AHTpG	Ashford Hospitality Trust, Inc. 7.375% Series G Cumulative Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
AHTpH	Ashford Hospitality Trust, Inc. 7.50% Series H Cumulative Preferred Stock, par value $0.01 per share	PreferredStock	PEARL Equities Exchange	Equity
AHTpI	Ashford Hospitality Trust, Inc. 7.50% Series I Cumulative Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
AIA	iShares Asia 50 ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AIEQ	Amplify ETF Trust Amplify AI Powered Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AIG	American International Group, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
AIHS	Senmiao Technology Ltd COM 0.0001	CommonStock	PEARL Equities Exchange	Equity
AIN	Albany International Corp. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
AIO	Virtus Artificial Intelligence & Technology Opportunities Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
AIQ	Global X Artificial Intelligence & Technology ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AIR	AAR CORP. Common Stock	CommonStock	PEARL Equities Exchange	Equity
AIRG	Airgain Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
AIRI	Air Industries Group Common Stock	CommonStock	PEARL Equities Exchange	Equity
AIRR	First Trust RBA American Industrial Renaissance ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AIRT	Air T Inc COM USD.05	CommonStock	PEARL Equities Exchange	Equity
AIRTP	Air T Inc PFD	PreferredStock	PEARL Equities Exchange	Equity
AIT	Applied Industrial Technologies, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
AIV	Apartment Investment and Management Company Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
AIZ	Assurant, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
AJG	Arthur J. Gallagher & Co. Common Stock	CommonStock	PEARL Equities Exchange	Equity
AKAM	Akamai Technologies Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
AKBA	Akebia Therapeutics Inc COM USD0.00001	CommonStock	PEARL Equities Exchange	Equity
AKO.A	Embotelladora Andina S.A. Series A American Depositary Shares (Each representing six Series A Shares)	AdrCommon	PEARL Equities Exchange	Equity
AKO.B	Embotelladora Andina S.A. Series B American Depositary Shares (Each representing six Series B Shares)	AdrCommon	PEARL Equities Exchange	Equity
AKR	Acadia Realty Trust Common Shares of Beneficial Interest	CommonStock	PEARL Equities Exchange	Equity
AKRO	Akero Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
AKTX	Akari Therapeutics Plc ADR	AdrCommon	PEARL Equities Exchange	Equity
AL	Air Lease Corporation Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
ALB	Albemarle Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
ALC	Alcon Inc. Ordinary Shares, nominal value CHF 0.04 per share	CommonStock	PEARL Equities Exchange	Equity
ALCO	Alico Inc COM USD1	CommonStock	PEARL Equities Exchange	Equity
ALDX	Aldeyra Therapeutics Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
ALE	Allete, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ALEC	Alector Inc COM	CommonStock	PEARL Equities Exchange	Equity
ALEX	Alexander & Baldwin, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ALG	Alamo Group Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ALGM	Allegro MicroSystems Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
ALGN	Align Technology Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
ALGS	Aligos Therapeutics Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
ALGT	Allegiant Travel Co COM USD.001	CommonStock	PEARL Equities Exchange	Equity
ALK	Alaska Air Group, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ALKS	Alkermes Plc ORD SHS	CommonStock	PEARL Equities Exchange	Equity
ALL	The Allstate Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
ALLE	Allegion Public Limited Company Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
ALLO	Allogene Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
ALLpB	The Allstate Corporation 5.100% Fixed-To-Floating Rate Subordinated Debentures due 2053	PreferredStock	PEARL Equities Exchange	Equity
ALLpH	The Allstate Corporation Depositary Shares each representing a 1/1,000th interest in a share of Fixed Rate Noncumulative Perpetual Preferred Stock, Series H	PreferredStock	PEARL Equities Exchange	Equity
ALLpI	The Allstate Corporation Depositary Shares each representing a 1/1,000th interest in a share of Fixed Rate Noncumulative Perpetual Preferred Stock, Series I	PreferredStock	PEARL Equities Exchange	Equity
ALLT	Allot Ltd ORD USD.1	CommonStock	PEARL Equities Exchange	Equity
ALLY	Ally Financial Inc. Common Stock, par value $.01 per share	CommonStock	PEARL Equities Exchange	Equity
ALNY	Alnylam Pharmaceuticals Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
ALOT	AstroNova Inc COM USD.05	CommonStock	PEARL Equities Exchange	Equity
ALRM	Alarm.com Holdings Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
ALRS	Alerus Financial Corp COM NPV	CommonStock	PEARL Equities Exchange	Equity
ALSN	Allison Transmission Holdings Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ALT	Altimmune Inc COM	CommonStock	PEARL Equities Exchange	Equity
ALTG	Alta Equipment Group Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
ALTL	Pacer Funds Trust Pacer Lunt Large Cap Alternator ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ALTY	Global X Alternative Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ALV	Autoliv, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
ALX	Alexander's, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ALXO	ALX Oncology Holdings Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
AM	Antero Midstream Corporation Common Stock, par value $0.01 per share	CommonStock	PEARL Equities Exchange	Equity
AMAL	Amalgamated Financial Corp COM	CommonStock	PEARL Equities Exchange	Equity
AMAT	Applied Materials Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
AMBA	Ambarella Inc COM USD.00045	CommonStock	PEARL Equities Exchange	Equity
AMBC	Ambac Financial Group, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
AMBO	Ambow Education Holding Ltd. American Depository Shares (each representing twenty (20) Class A Ordinary Shares)	AdrCommon	PEARL Equities Exchange	Equity
AMC	AMC Entertainment Holdings, Inc. Class A Common Stock,	CommonStock	PEARL Equities Exchange	Equity
AMCR	Amcor plc Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
AMCX	AMC Networks Inc CL A COM USD0.1	CommonStock	PEARL Equities Exchange	Equity
AMD	Advanced Micro Devices Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
AME	AMETEK, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
AMED	Amedisys Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
AMG	Affiliated Managers Group, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
AMH	American Homes 4 Rent Class A Common Shares of Beneficial Interest	CommonStock	PEARL Equities Exchange	Equity
AMHpG	American Homes 4 Rent Series G cumulative redeemable perpetual preferred shares of beneficial interest, $0.01 par value per share	PreferredStock	PEARL Equities Exchange	Equity
AMHpH	American Homes 4 Rent 6.25% Series H Cumulative Redeemable Perpetual Preferred Shares of Beneficial Interest, $0.01 par value per share	PreferredStock	PEARL Equities Exchange	Equity
AMKR	Amkor Technology Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
AMLP	ALPS ETF Trust Alerian MLP ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AMN	AMN Healthcare Services, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
AMOM	Exchange Listed Funds Trust QRAFT AI-Enhanced US Large Cap Momentum ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AMP	Ameriprise Financial, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
AMPH	Amphastar Pharmaceuticals Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
AMPY	Amplify Energy Corp. Common Stock	CommonStock	PEARL Equities Exchange	Equity
AMRC	Ameresco, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
AMRK	A-Mark Precious Metals Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
AMRN	Amarin Corporation plc SPON ADR	AdrCommon	PEARL Equities Exchange	Equity
AMRX	Amneal Pharmaceuticals Inc CL A COM	CommonStock	PEARL Equities Exchange	Equity
AMS	American Shared Hospital Services Common Stock	CommonStock	PEARL Equities Exchange	Equity
AMSC	American Superconductor Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
AMSF	AMERISAFE Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
AMST	Amesite Inc COM USD.0.0001	CommonStock	PEARL Equities Exchange	Equity
AMT	American Tower Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
AMTB	Amerant Bancorp Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
AMTX	Aemetis Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
AMUB	UBS AG ETRACS Alerian MLP Index ETN Series B due July 18, 2042	ExchangeTradedNote	PEARL Equities Exchange	Equity
AMWD	American Woodmark Corp COM USD.1	CommonStock	PEARL Equities Exchange	Equity
AMWL	American Well Corporation Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
AMX	America Movil, S.A.B. de C.V. American Depositary Shares (each representing the right to receive twenty (20) Series B Shares)	AdrCommon	PEARL Equities Exchange	Equity
AMZA	ETFis Series Trust I InfraCap MLP ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
AMZN	Amazon.com Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
AN	AutoNation, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ANAB	AnaptysBio Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
ANDE	Andersons Inc (The) COM NPV	CommonStock	PEARL Equities Exchange	Equity
ANET	Arista Networks, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ANEW	ProShares Trust ProShares MSCI Transformational Changes ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ANF	Abercrombie & Fitch Co. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
ANGI	Angi Inc COM	CommonStock	PEARL Equities Exchange	Equity
ANGL	VanEck Fallen Angel High Yield Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ANGO	AngioDynamics Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
ANIK	Anika Therapeutics Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
ANIP	ANI Pharmaceuticals Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
ANIX	Anixa Biosciences Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
ANNX	Annexon Inc COM	CommonStock	PEARL Equities Exchange	Equity
ANSS	ANSYS Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
ANTE	AirNet Technology Inc ORD USD0.04	AdrCommon	PEARL Equities Exchange	Equity
ANVS	Annovis Bio, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ANY	Sphere 3D Corp COM	CommonStock	PEARL Equities Exchange	Equity
AOA	iShares Trust iShares Core 80/20 Aggressive Allocation ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AOD	abrdn Total Dynamic Dividend Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
AOK	iShares Trust iShares Core 30/70 Conservative Allocation ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AOM	iShares Trust iShares Core 40/60 Moderate Allocation ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AON	Aon plc Class A Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
AOR	iShares Trust iShares Core 60/40 Balanced Allocation ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AOS	A. O. Smith Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
AOSL	Alpha and Omega Semiconductor Limited COM USD.002	CommonStock	PEARL Equities Exchange	Equity
AOUT	American Outdoor Brands Inc COM	CommonStock	PEARL Equities Exchange	Equity
AP	Ampco-Pittsburgh Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
APA	APA Corporation COM USD1.25	CommonStock	PEARL Equities Exchange	Equity
APAM	Artisan Partners Asset Management Inc. Class A Common Stock, $0.01 per share	CommonStock	PEARL Equities Exchange	Equity
APD	Air Products and Chemicals, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
APDN	Applied DNA Sciences, Inc.	CommonStock	PEARL Equities Exchange	Equity
APEI	American Public Education Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
APG	APi Group Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
APH	Amphenol Corporation Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
API	Agora Inc ADR	AdrCommon	PEARL Equities Exchange	Equity
APLE	Apple Hospitality REIT, Inc. Common shares, no par value per share	CommonStock	PEARL Equities Exchange	Equity
APLS	Apellis Pharmaceuticals Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
APLT	Applied Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
APM	Aptorum Group Limited CL A ORD USD0.00001	CommonStock	PEARL Equities Exchange	Equity
APO	Apollo Global Management, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
APOG	Apogee Enterprises Inc COM USD.33	CommonStock	PEARL Equities Exchange	Equity
APPF	AppFolio Inc CL A COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
APPN	Appian Corp CL A COM	CommonStock	PEARL Equities Exchange	Equity
APPS	Digital Turbine Inc COM	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
APRE	Aprea Therapeutics Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
APT	Alpha Pro Tech, Ltd. Common Stock Par Value $.01	CommonStock	PEARL Equities Exchange	Equity
APTV	Aptiv PLC Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
APVO	Aptevo Therapeutics Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
APWC	Asia Pacific Wire & Cable Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
APYX	Apyx Medical Corp COM USD.001	CommonStock	PEARL Equities Exchange	Equity
AQB	Aqua Bounty Technologies Inc COM USA0.001	CommonStock	PEARL Equities Exchange	Equity
AQMS	Aqua Metals Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
AQN	Algonquin Power & Utilities Corp. Common shares, no par value	CommonStock	PEARL Equities Exchange	Equity
AQNB	Algonquin Power & Utilities Corp. 6.20% Fixed-to-Floating Subordinated Notes Series 2019-A due July 1, 2079	StructuredProduct	PEARL Equities Exchange	Equity
AQST	Aquestive Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
AR	Antero Resources Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
ARAY	Accuray Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
ARB	AltShares Trust AltShares Merger Arbitrage ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ARCB	ArcBest Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
ARCC	ARES CAPITAL CORPORATION COM	CommonStock	PEARL Equities Exchange	Equity
ARCM	Arrow Reserve Capital Management ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ARCO	Arcos Dorados Holdings Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
ARCT	Arcturus Therapeutics Holdings Inc COM	CommonStock	PEARL Equities Exchange	Equity
ARDC	Ares Dynamic Credit Allocation Fund, Inc. Common Shares	Fund	PEARL Equities Exchange	Equity
ARDX	Ardelyx Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
ARE	Alexandria Real Estate Equities, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
AREC	American Resources Corp COM	CommonStock	PEARL Equities Exchange	Equity
ARES	Ares Management Corporation Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
ARGD	Argo Group International Holdings, Inc. 6.500% Senior Notes due 2042	StructuredProduct	PEARL Equities Exchange	Equity
ARGOpA	Argo Group International Holdings, Inc. Depositary Shares, Each Representing a 1/1,000th Interest in a 7.00% Resettable Fixed Rate Preference Share, Series A	PreferredStock	PEARL Equities Exchange	Equity
ARGT	Global X Funds Global X MSCI Argentina ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ARGX	argenx SE ADR	AdrCommon	PEARL Equities Exchange	Equity
ARI	Apollo Commercial Real Estate Finance, Inc. Common Stock, $0.01 par value per share	CommonStock	PEARL Equities Exchange	Equity
ARKF	ARK Fintech Innovation ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ARKG	ARK Genomic Revolution ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ARKK	ARK ETF Trust - ARK Innovation ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ARKQ	ARK Autonomous Technology & Robotics ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ARKR	Ark Restaurants Corp. COM NPV	CommonStock	PEARL Equities Exchange	Equity
ARKW	ARK ETF Trust ARK Web x.0 ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ARL	American Realty Investors, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ARLO	Arlo Technologies, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ARLP	Alliance Resource Partners LP COM LP UNIT	CommonStock	PEARL Equities Exchange	Equity
ARMK	Aramark Common Stock	CommonStock	PEARL Equities Exchange	Equity
ARMP	Armata Pharmaceuticals, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
AROC	Archrock, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
AROW	Arrow Financial Corp COM NPV	CommonStock	PEARL Equities Exchange	Equity
ARQT	Arcutis Biotherapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
ARR	ARMOUR Residential REIT, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
ARRpC	ARMOUR Residential REIT, Inc. 7.00% Series C Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
ARRY	Array Technologies Inc COM SHS	CommonStock	PEARL Equities Exchange	Equity
ARTL	Artelo Biosciences Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
ARTNA	Artesian Resources Corp CL A COM USD1	CommonStock	PEARL Equities Exchange	Equity
ARTW	Art's Way Manufacturing Co. Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
ARVN	Arvinas Inc COM	CommonStock	PEARL Equities Exchange	Equity
ARW	Arrow Electronics, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ARWR	Arrowhead Pharmaceuticals Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
ASA	ASA Gold and Precious Metals Limited Common Shares, $1.00 Par Value Per Share	Fund	PEARL Equities Exchange	Equity
ASAN	Asana, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
ASB	Associated Banc-Corp Common Stock	CommonStock	PEARL Equities Exchange	Equity
ASBpE	Associated Banc-Corp Depositary Shares, each representing a 1/40th interest in a share of Associated Banc-Corp 5.875% Non-Cumulative Perpetual Preferred Stock, Series E	PreferredStock	PEARL Equities Exchange	Equity
ASBpF	Associated Banc-Corp Depositary Shares, each representing a 1/40th interest in a share of Associated Banc-Corp 5.625% Non-Cumulative Perpetual Preferred Stock, Series F	PreferredStock	PEARL Equities Exchange	Equity
ASC	Ardmore Shipping Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
ASEA	Global X Funds Global X FTSE Southeast Asia ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ASET	FlexShares Real Assets Allocation Index Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ASG	Liberty All-Star Growth Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
ASGI	abrdn Global Infrastructure Income Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
ASGN	ASGN Incorporated Common Stock	CommonStock	PEARL Equities Exchange	Equity
ASH	Ashland Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ASHR	DBX ETF Trust Xtrackers Harvest CSI 300 China A-Shares ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ASHS	DBX ETF Trust Xtrackers Harvest CSI 500 China A-Shares Small Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ASIX	AdvanSix Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ASM	Avino Silver & Gold Mines Ltd. Common shares	CommonStock	PEARL Equities Exchange	Equity
ASMB	Assembly Biosciences Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
ASML	ASML Holding NV ADR NY SHS	AdrCommon	PEARL Equities Exchange	Equity
ASND	Ascendis Pharma AS ADR	AdrCommon	PEARL Equities Exchange	Equity
ASO	Academy Sports and Outdoors Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
ASPN	Aspen Aerogels, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ASPS	Altisource Portfolio Solutions SA COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
ASR	Grupo Aeroportuario del Sureste, S.A.B de C.V. American Depositary Shares(Each representing 10 Series B Shares)	AdrCommon	PEARL Equities Exchange	Equity
ASRT	Assertio Holdings Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
ASRV	AmeriServ Financial Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
ASTC	Astrotech Corp COM NPV	CommonStock	PEARL Equities Exchange	Equity
ASTE	Astec Industries Inc. COM USD.2	CommonStock	PEARL Equities Exchange	Equity
ASUR	Asure Software Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
ASX	ASE Technology Holding Co., Ltd. American Depositary Shares (each representing Two Common Shares)	AdrCommon	PEARL Equities Exchange	Equity
ASYS	Amtech Systems Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
ATCOpD	Atlas Corp. 7.95% Series D Cumulative Redeemable Perpetual Preferred Shares	PreferredStock	PEARL Equities Exchange	Equity
ATCOpH	Atlas Corp. 7.875% Cumulative Redeemable Perpetual Preferred Shares - Series H	PreferredStock	PEARL Equities Exchange	Equity
ATEC	Alphatec Holdings Inc COM USD.00001	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
ATEN	A10 Networks, Inc. Common Stock, $0.00001 par value	CommonStock	PEARL Equities Exchange	Equity
ATEX	Anterix Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
ATGE	Adtalem Global Education Inc. Common Shares	CommonStock	PEARL Equities Exchange	Equity
ATHA	Athira Pharma Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
ATHE	Alterity Therapeutics Ltd SPONSORED ADR	AdrCommon	PEARL Equities Exchange	Equity
ATHM	Autohome Inc. American Depositary Shares, each representing four Class A Ordinary Shares	AdrCommon	PEARL Equities Exchange	Equity
ATHpA	Athene Holding Ltd. Depositary Shares, each representing a 1/1,000th interest in a 6.35% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Share, Series A	PreferredStock	PEARL Equities Exchange	Equity
ATHpB	Athene Holding Ltd. Depositary Shares, each representing a 1/1,000th interest in a 5.625% Fixed-Rate Perpetual Non-Cumulative Preference Share, Series B	PreferredStock	PEARL Equities Exchange	Equity
ATHpC	Athene Holding Ltd. Depositary Shares, each representing a 1/1,000th interest in a 6.375% Fixed-Rate Reset Perpetual Non-Cumulative Preference Share, Series C	PreferredStock	PEARL Equities Exchange	Equity
ATI	ATI Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ATKR	Atkore Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ATLC	Atlanticus Holdings Corp COM NPV	CommonStock	PEARL Equities Exchange	Equity
ATLO	Ames National Corp COM USD5.	CommonStock	PEARL Equities Exchange	Equity
ATMP	iPath Select MLP ETN STRUCT PRODUCT	ExchangeTradedFund	PEARL Equities Exchange	Equity
ATNF	180 Life Sciences Corp COM	CommonStock	PEARL Equities Exchange	Equity
ATNI	ATN International Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
ATNM	Actinium Pharmaceuticals Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ATO	Atmos Energy Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
ATOM	Atomera Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
ATOS	Atossa Therapeutics Inc COM USD.015	CommonStock	PEARL Equities Exchange	Equity
ATR	AptarGroup, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ATRA	Atara Biotherapeutics Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
ATRC	AtriCure Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
ATRO	Astronics Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
ATUS	Altice USA, Inc. Class A common stock	CommonStock	PEARL Equities Exchange	Equity
AU	AngloGold Ashanti plc Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
AUB	Atlantic Union Bankshares Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
AUBN	Auburn National Bancorporation Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
AUDC	AudioCodes Ltd ORD NIS.01	CommonStock	PEARL Equities Exchange	Equity
AUGZ	TrueShares Structured Outcome (August) ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AUPH	Aurinia Pharmaceuticals Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
AUSF	Global X Funds Global X Adaptive U.S. Factor ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AUTL	Autolus Therapeutics Plc ADS	AdrCommon	PEARL Equities Exchange	Equity
AVA	Avista Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
AVAL	Grupo Aval Acciones y Valores S.A. American Depositary Shares, each representing 20 Preferred Shares	AdrCommon	PEARL Equities Exchange	Equity
AVAV	AeroVironment Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
AVB	AvalonBay Communities, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
AVD	American Vanguard Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
AVDE	American Century ETF Trust Avantis International Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AVDL	Avadel Pharmaceuticals plc ORD	CommonStock	PEARL Equities Exchange	Equity
AVDV	American Century ETF Trust Avantis International Small Cap Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AVEM	American Century ETF Trust Avantis Emerging Markets Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
AVGO	Broadcom Inc ORD NPV	CommonStock	PEARL Equities Exchange	Equity
AVIG	American Century ETF Trust Avantis Core Fixed Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AVIR	Atea Pharmaceuticals Inc COM	CommonStock	PEARL Equities Exchange	Equity
AVK	Advent Convertible and Income Fund Common Stock	Fund	PEARL Equities Exchange	Equity
AVNS	Avanos Medical, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
AVNT	Avient Corporation Common Shares	CommonStock	PEARL Equities Exchange	Equity
AVNW	Aviat Networks Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
AVO	Mission Produce Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
AVSF	American Century ETF Trust Avantis Short-Term Fixed Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AVT	Avnet Inc COM USD1	CommonStock	PEARL Equities Exchange	Equity
AVTR	Avantor, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
AVUS	American Century ETF Trust Avantis U.S. Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AVUV	American Century ETF Trust Avantis U.S. Small Cap Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AVXL	Anavex Life Sciences Corp COM USD.001	CommonStock	PEARL Equities Exchange	Equity
AVY	Avery Dennison Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
AWAY	Amplify ETF Trust Amplify Travel Tech ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
AWF	AllianceBernstein Global High Income Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
AWI	Armstrong World Industries, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
AWK	American Water Works Company, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
AWP	abrdn Global Premier Properties Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
AWR	American States Water Company Common Stock	CommonStock	PEARL Equities Exchange	Equity
AWRE	Aware Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
AWX	Avalon Holdings Corporation Class A Common	CommonStock	PEARL Equities Exchange	Equity
AX	Axos Financial, Inc. Common stock	CommonStock	PEARL Equities Exchange	Equity
AXGN	Axogen Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
AXL	American Axle & Manufacturing Holdings, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
AXR	AMREP Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
AXS	AXIS Capital Holdings Limited Common Shares	CommonStock	PEARL Equities Exchange	Equity
AXSM	Axsome Therapeutics Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
AXSpE	AXIS Capital Holdings Limited Depositary Shares, each representing a 1/100th interest in a 5.50% Series E Preferred Share	PreferredStock	PEARL Equities Exchange	Equity
AXTA	Axalta Coating Systems Ltd. Common shares, $1.00 par value per share	CommonStock	PEARL Equities Exchange	Equity
AXTI	AXT Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
AYI	Acuity Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
AYRO	Ayro Inc COM	CommonStock	PEARL Equities Exchange	Equity
AYTU	Aytu BioPharma Inc COM	CommonStock	PEARL Equities Exchange	Equity
AZEK	The AZEK Company Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
AZN	Astrazeneca PLC SPON ADR	AdrCommon	PEARL Equities Exchange	Equity
AZO	AutoZone, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
AZZ	AZZ Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
BA	The Boeing Company Capital Stock	CommonStock	PEARL Equities Exchange	Equity
BAB	Invesco Exchange-Traded Fund Trust II Invesco Taxable Municipal Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BAC	Bank of America Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
BACpB	Bank of America Corporation Depositary Shares, each representing a 1/1,000 th interest in a share of Bank of America Corporation 6.000% Non-Cumulative Preferred Stock, Series GG	PreferredStock	PEARL Equities Exchange	Equity
BACpE	Bank of America Corporation Depositary Shares (representing 1/1,000th of a share of Floating Rate Non-Cumalative Preferred Stock, Series E)	PreferredStock	PEARL Equities Exchange	Equity
BACpK	Bank of America Corporation Depositary Shares, each representing a 1/1,000 th interest in a share of Bank of America Corporation 5.875% Non-Cumulative Preferred Stock, Series HH	PreferredStock	PEARL Equities Exchange	Equity
BACpL	Bank of America Corporation 7.25% Non-Cumulative Perpetual Convertible Preferred Stock, Series L	PreferredStock	PEARL Equities Exchange	Equity
BACpM	Bank of America Corporation Depositary Shares, each representing a 1/1,000th interest in a share of 5.375% Non-Cumulative Preferred Stock, Series KK	PreferredStock	PEARL Equities Exchange	Equity
BACpN	Bank of America Corporation Depositary shares, each representing 1/1,000th interest in a share of 5.000% Non-Cumulative Preferred Stock, Series LL	PreferredStock	PEARL Equities Exchange	Equity
BACpO	Bank of America Corporation Depositary shares, each representing 1/1,000th interest in a share of 4.375% Non-Cumulative Preferred Stock, Series NN	PreferredStock	PEARL Equities Exchange	Equity
BAH	Booz Allen Hamilton Holding Corporation Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
BAK	Braskem S.A. American Depositary Shares (Each representing Two Class A Preferred Shares)	AdrCommon	PEARL Equities Exchange	Equity
BAM	Brookfield Asset Management Ltd. Class A Limited Voting Shares	CommonStock	PEARL Equities Exchange	Equity
BANC	Banc of California, Inc. Common Stock, par value $0.01 per share	CommonStock	PEARL Equities Exchange	Equity
BAND	Bandwidth Inc CL A COM USD.001	CommonStock	PEARL Equities Exchange	Equity
BANFP	BFC Capital Trust II PFD TR SECS	PreferredStock	PEARL Equities Exchange	Equity
BANR	Banner Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
BANX	ArrowMark Financial Corp COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
BAP	Credicorp Ltd. Common Shares	CommonStock	PEARL Equities Exchange	Equity
BAPR	Innovator U.S. Equity Buffer ETF - April ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BAR	GraniteShares Gold Trust GraniteShares Gold Shares	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
BATL	Battalion Oil Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
BATRA	Atlanta Braves Holdings Inc COM SER A	CommonStock	PEARL Equities Exchange	Equity
BATRK	Atlanta Braves Holdings Inc COM SER C	CommonStock	PEARL Equities Exchange	Equity
BATT	Amplify ETF Trust Amplify Lithium & Battery Technology ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BAUG	Innovator US Equity Buffer ETF - August ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BAX	Baxter International Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
BBAR	Banco BBVA Argentina S.A. American Depositary Shares (Each representing 3 Ordinary Shares)	AdrCommon	PEARL Equities Exchange	Equity
BBAX	JPMorgan BetaBuilders Developed Asia Pacific ex-Japan ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BBC	ETFis Series Trust I Virtus LifeSci Biotech Clinical Trials ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BBCA	JPMorgan BetaBuilders Canada ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BBCP	Concrete Pumping Holdings Inc COM CL A USD0.0001	CommonStock	PEARL Equities Exchange	Equity
BBD	Banco Bradesco S.A. American Depositary Shares (Each representing one Preferred Shares)	AdrCommon	PEARL Equities Exchange	Equity
BBDC	Barings BDC, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
BBDO	Banco Bradesco S.A. American Depositary Shares (Each representing one Common Share, no par value)	AdrCommon	PEARL Equities Exchange	Equity
BBEU	JPMorgan BetaBuilders Europe ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BBGI	Beasley Broadcast Group Inc CL A COM NPV	CommonStock	PEARL Equities Exchange	Equity
BBH	VanEck Biotech ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
BBIN	JPMorgan BetaBuilders International Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BBIO	BridgeBio Pharma Inc COM	CommonStock	PEARL Equities Exchange	Equity
BBJP	JPMorgan BetaBuilders Japan ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BBMC	J.P. Morgan Exchange-Traded Fund Trust JPMorgan BetaBuilders U.S. Mid Cap Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BBN	BlackRock Taxable Municipal Bond Trust Common Shares of Beneficial Interest, $0.001 par value	Fund	PEARL Equities Exchange	Equity
BBP	ETFis Series Trust I Virtus LifeSci Biotech Products ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BBRE	JPMorgan BetaBuilders MSCI US REIT ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BBSC	J.P. Morgan Exchange-Traded Fund Trust JPMorgan BetaBuilders U.S. Small Cap Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BBSI	Barrett Business Services Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
BBU	Brookfield Business Partners L.P. Limited Partnership Units	CommonStock	PEARL Equities Exchange	Equity
BBUS	JPMorgan BetaBuilders U.S. Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BBVA	Banco Bilbao Vizcaya Argentaria, S.A. American Depositary Shares (Each representing one share of Capital Stock)	AdrCommon	PEARL Equities Exchange	Equity
BBW	Build-A-Bear Workshop, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
BBY	Best Buy Co., Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
BC	Brunswick Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
BCAT	BlackRock Capital Allocation Term Trust Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
BCBP	BCB Bancorp Inc COM	CommonStock	PEARL Equities Exchange	Equity
BCC	Boise Cascade Company Common Stock	CommonStock	PEARL Equities Exchange	Equity
BCD	abrdn ETFs abrdn Bloomberg All Commodity Longer Dated Strategy K-1 Free ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BCDA	BioCardia Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
BCE	BCE Inc. Common Shares	CommonStock	PEARL Equities Exchange	Equity
BCH	Banco de Chile American Depositary Shares (Each representing 200 shares of Common Stock)	AdrCommon	PEARL Equities Exchange	Equity
BCI	abrdn ETFs abrdn Bloomberg All Commodity Strategy K-1 Free ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BCLI	Brainstorm Cell Therapeutics COM USD.00005	CommonStock	PEARL Equities Exchange	Equity
BCML	BayCom Corp COM	CommonStock	PEARL Equities Exchange	Equity
BCO	The Brink's Company Common Stock	CommonStock	PEARL Equities Exchange	Equity
BCPC	Balchem Corp CL B COM USD.06	CommonStock	PEARL Equities Exchange	Equity
BCpA	Brunswick Corporation 6.500% Notes due 2048	StructuredProduct	PEARL Equities Exchange	Equity
BCpC	Brunswick Corporation 6.375% Notes due 2049	StructuredProduct	PEARL Equities Exchange	Equity
BCRX	BioCryst Pharmaceuticals Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
BCS	Barclays PLC American Depositary Shares (Each represents four Ordinary Shares)	AdrCommon	PEARL Equities Exchange	Equity
BCSF	Bain Capital Specialty Finance, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
BCV	Bancroft Fund Ltd Common Stock	Fund	PEARL Equities Exchange	Equity
BCVpA	Bancroft Fund Ltd 5.375% Series A Cumulative Preferred Shares (Liquidation Preference $25.00 per share)	PreferredStock	PEARL Equities Exchange	Equity
BCX	BlackRock Resources & Commodities Strategy Trust Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
BCYC	Bicycle Therapeutics plc ADS	AdrCommon	PEARL Equities Exchange	Equity
BDC	Belden Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
BDCX	UBS AG ETRACS Quarterly Pay 1.5x Leveraged MarketVector BDC Liquid Index ETN due June 10, 2050	ExchangeTradedNote	PEARL Equities Exchange	Equity
BDCZ	UBS AG ETRACS MarketVector Business Development Companies Liquid Index ETN due April 26, 2041	ExchangeTradedNote	PEARL Equities Exchange	Equity
BDEC	Innovator U.S. Equity Buffer ETF - December ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BDJ	BlackRock Enhanced Equity Dividend Trust Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
BDL	Flanigan's Enterprises Inc Common Stock	CommonStock	PEARL Equities Exchange	Equity
BDN	Brandywine Realty Trust Common Shares of Beneficial Interest	CommonStock	PEARL Equities Exchange	Equity
BDRY	Amplify Commodity Trust Breakwave Dry Bulk Shipping ETF	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
BDSX	Biodesix Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
BDTX	Black Diamond Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
BDX	Becton, Dickinson and Company Common Stock	CommonStock	PEARL Equities Exchange	Equity
BE	Bloom Energy Corporation Class A common stock	CommonStock	PEARL Equities Exchange	Equity
BEAM	Beam Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
BEDU	Bright Scholar Education Holdings Limited American Depositary Shares, each representing four (4) Class A Ordinary Shares	AdrCommon	PEARL Equities Exchange	Equity
BEEM	Beam Global COM	CommonStock	PEARL Equities Exchange	Equity
BEKE	KE Holdings Inc. American Depositary Shares (each representing three Class A Ordinary Shares)	AdrCommon	PEARL Equities Exchange	Equity
BELFA	Bel Fuse Inc. CL A	CommonStock	PEARL Equities Exchange	Equity
BELFB	Bel Fuse Inc. CL B	CommonStock	PEARL Equities Exchange	Equity
BEN	Franklin Resources, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
BEP	Brookfield Renewable Partners L.P. Limited Partnership Units	CommonStock	PEARL Equities Exchange	Equity
BEPC	Brookfield Renewable Corporation Class A Exchangeable Subordinate Voting Shares	CommonStock	PEARL Equities Exchange	Equity
BEPpA	Brookfield Renewable Partners L.P. 5.25% Class A Preferred Limited Partnership Units, Series 17	PreferredStock	PEARL Equities Exchange	Equity
BETZ	Listed Funds Trust Roundhill Sports Betting & iGaming ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BF.A	Brown-Forman Corporation Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
BFAM	Bright Horizons Family Solutions Inc. Common Stock,	CommonStock	PEARL Equities Exchange	Equity
BFC	Bank First Corp COM	CommonStock	PEARL Equities Exchange	Equity
BFEB	Innovator US Equity Buffer ETF - February ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BFIN	BankFinancial Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
BFK	BlackRock Municipal Income Trust Common Stock	Fund	PEARL Equities Exchange	Equity
BFOR	ALPS ETF Trust Barron's 400 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BFS	Saul Centers, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
BFSpD	Saul Centers, Inc. Depositary shares, each representing a 1/100th fractional interest in a share of 6.125% Series D Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
BFSpE	Saul Centers, Inc. Depositary Shares, each representing 1/100th of a share of 6.000% Series E Cumulative Redeemable Preferred Stock, par value $0.01	PreferredStock	PEARL Equities Exchange	Equity
BFST	Business First Bancshares Inc COM	CommonStock	PEARL Equities Exchange	Equity
BFZ	BlackRock California Municipal Income Trust Common Stock	Fund	PEARL Equities Exchange	Equity
BG	Bunge Global SA Common Shares	CommonStock	PEARL Equities Exchange	Equity
BGB	Blackstone Strategic Credit 2027 Term Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
BGFV	Big 5 Sporting Goods Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
BGH	Barings Global Short Duration High Yield Fund Common Shares of Beneficial Interest With	Fund	PEARL Equities Exchange	Equity
BGI	Birks Group Inc. Class A Voting Shares	CommonStock	PEARL Equities Exchange	Equity
BGR	BlackRock Energy and Resources Trust Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
BGRN	iShares USD Green Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BGS	B&G Foods, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
BGSF	BGSF, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
BGT	BlackRock Floating Rate Income Trust Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
BGX	Blackstone Long-Short Credit Income Fund Common Shares	Fund	PEARL Equities Exchange	Equity
BGY	BlackRock Enhanced International Dividend Trust Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
BH.A	Biglari Holdings Inc. Class A Common Stock, no par value	CommonStock	PEARL Equities Exchange	Equity
BHAT	Blue Hat Interactive Entertainment Technology ORD USD1	CommonStock	PEARL Equities Exchange	Equity
BHB	Bar Harbor Bankshares Common Stock	CommonStock	PEARL Equities Exchange	Equity
BHC	Bausch Health Companies Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
BHE	Benchmark Electronics, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
BHFAL	Brighthouse Financial Inc 6.52 NT 2058 ETN	Unknown	PEARL Equities Exchange	Equity
BHFAO	Brighthouse Financial Inc PF B	Unknown	PEARL Equities Exchange	Equity
BHFAP	Brighthouse Financial Inc PFD ser A	PreferredStock	PEARL Equities Exchange	Equity
BHK	BlackRock Core Bond Trust Common Stock	Fund	PEARL Equities Exchange	Equity
BHLB	Berkshire Hills Bancorp, Inc. Common stock	CommonStock	PEARL Equities Exchange	Equity
BHP	BHP Group Limited American Depositary Shares (Each representing two Ordinary Shares)	AdrCommon	PEARL Equities Exchange	Equity
BHR	Braemar Hotels & Resorts Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
BHRpB	Braemar Hotels & Resorts Inc. 5.50% Series B Cumulative Convertible Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
BHRpD	Braemar Hotels & Resorts Inc. 8.25% Series D Cumulative Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
BHV	BlackRock Virginia Municipal Bond Trust Common Shares of Beneficial Interest, par value $0.001	Fund	PEARL Equities Exchange	Equity
BHVN	Biohaven Ltd. Common Shares	CommonStock	PEARL Equities Exchange	Equity
BIB	ProShares Ultra Nasdaq Biotechnology ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BIBL	Northern Lights Fund Trust IV Inspire 100 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BIDU	Baidu Inc ADR	AdrCommon	PEARL Equities Exchange	Equity
BIGC	BigCommerce Holdings Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
BIIB	Biogen Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
BIL	SPDR Series Trust SPDR Bloomberg 1-3 Month T-Bill ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BILI	Bilibili Inc ADS	AdrCommon	PEARL Equities Exchange	Equity
BILL	BILL Holdings, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
BILS	SPDR Series Trust SPDR Bloomberg 3-12 Month T-Bill ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BIO.B	Bio-Rad Laboratories, Inc. Class B Common Stock	CommonStock	PEARL Equities Exchange	Equity
BIOX	Bioceres Crop Solutions Corp COM	CommonStock	PEARL Equities Exchange	Equity
BIP	Brookfield Infrastructure Partners L.P. Limited Partnership Units	CommonStock	PEARL Equities Exchange	Equity
BIPC	Brookfield Infrastructure Corporation Class A Exchangeable Subordinate Voting Shares	CommonStock	PEARL Equities Exchange	Equity
BIPpA	Brookfield Infrastructure Partners L.P. 5.125% Class A Preferred Limited Partnership Units, Series 13	PreferredStock	PEARL Equities Exchange	Equity
BIS	ProShares UltraShort Nasdaq Biotechnology ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BIT	BlackRock Multi-Sector Income Trust Common Shares, $0.001 par value	Fund	PEARL Equities Exchange	Equity
BIV	Vanguard Bond Index Funds Vanguard Intermediate-Term Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BIVI	BioVie Inc COM	CommonStock	PEARL Equities Exchange	Equity
BIZD	VanEck ETF Trust VanEck BDC Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BJ	BJs Wholesale Club Holdings, Inc. Common stock, par value $0.01 per share	CommonStock	PEARL Equities Exchange	Equity
BJAN	Innovator US Equity Buffer ETF - January ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BJK	VanEck Gaming ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BJRI	BJ's Restaurants Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
BJUL	Innovator US Equity Buffer ETF - July ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
BJUN	Innovator US Equity Buffer ETF - June ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BKAG	BNY Mellon ETF Trust BNY Mellon Core Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BKD	Brookdale Senior Living Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
BKE	The Buckle, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
BKEM	BNY Mellon ETF Trust BNY Mellon Emerging Markets Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BKF	iShares Inc. iShares MSCI BIC ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BKH	Black Hills Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
BKHY	BNY Mellon ETF Trust BNY Mellon High Yield ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BKIE	BNY Mellon ETF Trust BNY Mellon International Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BKLC	BNY Mellon ETF Trust BNY Mellon US Large Cap Core Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BKLN	Invesco Exchange-Traded Fund Trust II Invesco Senior Loan ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BKMC	BNY Mellon ETF Trust BNY Mellon US Mid Cap Core Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BKN	BlackRock Investment Quality Municipal Trust, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
BKR	Baker Hughes a GE Co COM A	CommonStock	PEARL Equities Exchange	Equity
BKSE	BNY Mellon ETF Trust BNY Mellon US Small Cap Core Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BKT	BlackRock Income Trust, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
BKTI	BK Technologies Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
BKU	BankUnited, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
BKYI	BIO-key International Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
BL	BlackLine Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
BLBD	Blue Bird Corp COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
BLCN	Siren Nasdaq NexGen Economy ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BLD	TopBuild Corp. Common Stock	CommonStock	PEARL Equities Exchange	Equity
BLDG	Cambria Global Real Estate ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BLDP	Ballard Power Systems Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
BLDR	Builders FirstSource, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
BLE	BlackRock Municipal Income Trust II Common Shares of Beneficial Interest, par value $0.001	Fund	PEARL Equities Exchange	Equity
BLES	Northern Lights Fund Trust IV Inspire Global Hope ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BLFS	Biolife Solutions Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
BLIN	Bridgeline Digital Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
BLKB	Blackbaud Inc COM	CommonStock	PEARL Equities Exchange	Equity
BLMN	Bloomin' Brands Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
BLNK	Blink Charging Co COM USD.001	CommonStock	PEARL Equities Exchange	Equity
BLOK	Amplify ETF Trust Amplify Transformational Data Sharing ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BLRX	BioLineRx Ltd SPON ADR	AdrCommon	PEARL Equities Exchange	Equity
BLUE	bluebird bio Inc COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
BLV	Vanguard Bond Index Funds Vanguard Long-Term Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BLW	Blackrock Limited Duration Income Trust Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
BLX	Banco Latinoamericano de Comercio Exterior, S.A. Class E Common Stock	CommonStock	PEARL Equities Exchange	Equity
BMA	Banco Macro S.A. American Depositary Shares (Each representing Ten Class B Common Shares	AdrCommon	PEARL Equities Exchange	Equity
BMAR	Innovator US Equity Buffer ETF - March ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BMAY	Innovator US Equity Buffer ETF - May ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	**Security Name**	**Security Class**	**Listed Exchange**	**Instrument Type**
BME	BlackRock Health Sciences Trust Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
BMED	BlackRock ETF Trust iShares Health Innovation Active ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BMEZ	BlackRock Health Sciences Term Trust Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
BMI	Badger Meter Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
BMLpG	Bank of America Corporation Depositary Shares (representing 1/1200th of a share of Floating Rate Non-Cumulative Preferred Stock, Series 1)	PreferredStock	PEARL Equities Exchange	Equity
BMLpH	Bank of America Corporation Depositary Shares (representing 1/1200th of a share of Floating Rate Non-Cumulative Preferred Stock, Series 2)	PreferredStock	PEARL Equities Exchange	Equity
BMLpJ	Bank of America Corporation Depositary Shares (representing 1/1200th of a share of Floating Rate Non-Cumulative Preferred Stock, Series 4)	PreferredStock	PEARL Equities Exchange	Equity
BMLpL	Bank of America Corporation Depositary Shares (representing 1/1200th of a share of Floating Rate Non-Cumulative Preferred Stock, Series 5)	PreferredStock	PEARL Equities Exchange	Equity
BMO	Bank of Montreal Common Shares	CommonStock	PEARL Equities Exchange	Equity
BMRA	Biomerica Inc COM USD.04	CommonStock	PEARL Equities Exchange	Equity
BMRC	Bank of Marin Bancorp COM NPV	CommonStock	PEARL Equities Exchange	Equity
BMRN	BioMarin Pharmaceutical Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
BMY	Bristol-Myers Squibb Company Common Stock	CommonStock	PEARL Equities Exchange	Equity
BND	Vanguard Total Bond Market ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BNDC	FlexShares Trust FlexShares Core Select Bond Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
BNDW	Vanguard Scottsdale Funds - Vanguard Total World Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BNDX	Vanguard Total International Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BNED	Barnes & Noble Education, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
BNGO	Bionano Genomics Inc COM USD 0.0001	CommonStock	PEARL Equities Exchange	Equity
BNL	Broadstone Net Lease, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
BNO	United States Brent Oil Fund, LP United States Brent Oil Fund, LP	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
BNOV	Innovator U.S. Equity Buffer ETF - November ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BNR	Burning Rock Biotech Limited ADR	AdrCommon	PEARL Equities Exchange	Equity
BNS	Bank of Nova Scotia, The Common Shares	CommonStock	PEARL Equities Exchange	Equity
BNTC	Benitec Biopharma Ltd COM 0.0001	CommonStock	PEARL Equities Exchange	Equity
BNTX	BioNTech SE ADR	AdrCommon	PEARL Equities Exchange	Equity
BNY	BlackRock New York Municipal Income Trust Common Stock	Fund	PEARL Equities Exchange	Equity
BOCT	Innovator U.S. Equity Buffer ETF - October ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BOE	BlackRock Enhanced Global Dividend Trust Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
BOH	Bank of Hawaii Corporation Common Stock (Delaware)	CommonStock	PEARL Equities Exchange	Equity
BOIL	ProShares Trust II ProShares Ultra Bloomberg Natural Gas	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
BOKF	BOK Financial Corp COM USD.00006	CommonStock	PEARL Equities Exchange	Equity
BOND	PIMCO ETF Trust PIMCO Active Bond Exchange-Traded Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
BOOM	DMC Global Inc COM USD.05	CommonStock	PEARL Equities Exchange	Equity
BOOT	Boot Barn Holdings, Inc. Common Stock, $0.0001 par value per share	CommonStock	PEARL Equities Exchange	Equity
BORR	Borr Drilling Limited Common Shares	CommonStock	PEARL Equities Exchange	Equity
BOSC	B.O.S. Better Online Solutions Ltd ORD NIS1	CommonStock	PEARL Equities Exchange	Equity
BOTJ	Bank of the James Financial Group Inc COM USD2.14	CommonStock	PEARL Equities Exchange	Equity
BOTZ	Global X Robotics & Artificial Intelligence ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
BOUT	Innovator ETFs Trust Innovator IBD Breakout Opportunities ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BOX	Box, Inc. Class A common stock	CommonStock	PEARL Equities Exchange	Equity
BOXL	Boxlight Corp CL A COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
BP	BP p.l.c. American Depositary Shares (Each representing 6 Ordinary Shares)	AdrCommon	PEARL Equities Exchange	Equity
BPMC	Blueprint Medicines Corp COM USD.001	CommonStock	PEARL Equities Exchange	Equity
BPOP	Popular Inc COM USD5	CommonStock	PEARL Equities Exchange	Equity
BPOPM	Popular Capital Trust II PFD GTD 6.125	PreferredStock	PEARL Equities Exchange	Equity
BPRN	Princeton Bancorp Inc COM	CommonStock	PEARL Equities Exchange	Equity
BPT	BP Prudhoe Bay Royalty Trust Units of Beneficial Interest	CommonStock	PEARL Equities Exchange	Equity
BPYPN	Brookfield Property Partners L.P. 5.750% Class A Cumulative Redeemable Perpetual Preferred Units, Series 3	Unknown	PEARL Equities Exchange	Equity
BPYPO	Brookfield Property Partners L.P. 6.375% Class A Cumulative Redeemable Perpetual Preferred Units, Series 2	Unknown	PEARL Equities Exchange	Equity
BPYPP	Brookfield Property Partners L.P. 6.50% Class A Cumulative Redeemable Perpetual Preferred Units	PreferredStock	PEARL Equities Exchange	Equity
BQ	Boqii Holding Limited American Depositary Shares (each representing one hundred fifty (150) Class A Ordinary Shares)	AdrCommon	PEARL Equities Exchange	Equity
BR	Broadridge Financial Solutions, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
BRBR	BellRing Brands, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
BRBS	Blue Ridge Bankshares, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
BRC	Brady Corporation Class A Nonvoting Common Stock	CommonStock	PEARL Equities Exchange	Equity
BRF	VanEck ETF Trust VanEck Brazil Small-Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BRFS	BRF S.A. American Depositary Shares (Each representing One Common Share)	AdrCommon	PEARL Equities Exchange	Equity
BRID	Bridgford Foods Corp COM USD1	CommonStock	PEARL Equities Exchange	Equity
BRK.B	Berkshire Hathaway Inc. Class B Common Stock	CommonStock	PEARL Equities Exchange	Equity
BRKL	Brookline Bancorp Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
BRKR	Bruker Corporation COM USD.01	CommonStock	PEARL Equities Exchange	Equity
BRN	Barnwell Industries Inc Common Stock	CommonStock	PEARL Equities Exchange	Equity
BRO	Brown & Brown, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
BROG	Brooge Energy Limited COM	CommonStock	PEARL Equities Exchange	Equity
BRT	BRT Apartments Corp. Common Stock, par value $0.01 per share	CommonStock	PEARL Equities Exchange	Equity
BRX	Brixmor Property Group Inc. Common Stock, par value $0.01 per share	CommonStock	PEARL Equities Exchange	Equity
BRY	Berry Corp COM	CommonStock	PEARL Equities Exchange	Equity
BRZU	Direxion Shares ETF Trust Direxion Daily MSCI Brazil Bull 2X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
BSAC	Banco Santander-Chile American Depositary Shares Four Hundred (400) Common Shares	AdrCommon	PEARL Equities Exchange	Equity
BSBK	Bogota Financial Corp COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
BSBR	Banco Santander (Brasil) S.A. American Depositary Shares (each representing one unit)	AdrCommon	PEARL Equities Exchange	Equity
BSCP	Invesco BulletShares 2025 Corporate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BSCQ	Invesco BulletShares 2026 Corporate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BSCR	Invesco BulletShares 2027 Corporate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BSCS	Invesco BulletShares 2028 Corporate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BSCT	Invesco BulletShares 2029 Corporate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BSCU	Invesco BulletShares 2030 Corporate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BSEP	Innovator U.S. Equity Buffer ETF - September ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BSET	Bassett Furniture Industries Inc. COM USD5	CommonStock	PEARL Equities Exchange	Equity
BSJP	Invesco BulletShares 2025 High Yield Corporate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
BSJQ	Invesco BulletShares 2026 High Yield Corporate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BSJR	Invesco BulletShares 2027 High Yield Corporate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BSJS	Invesco BulletShares 2028 High Yield Corporate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BSL	Blackstone Senior Floating Rate 2027 Term Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
BSM	Black Stone Minerals, L.P. Common units representing limited partner interests	CommonStock	PEARL Equities Exchange	Equity
BSMP	Invesco BulletShares 2025 Municipal Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BSMQ	Invesco BulletShares 2026 Municipal Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BSMR	Invesco BulletShares 2027 Municipal Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BSMS	Invesco BulletShares 2028 Municipal Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BSMT	Invesco BulletShares 2029 Municipal Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BSMU	Invesco BulletShares 2030 Municipal Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BSRR	Sierra Bancorp COM NPV	CommonStock	PEARL Equities Exchange	Equity
BST	BlackRock Science and Technology Trust Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
BSTZ	BlackRock Science and Technology Term Trust Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
BSV	Vanguard Bond Index Funds Vanguard Short-Term Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BSVN	Bank7 Corp COM	CommonStock	PEARL Equities Exchange	Equity
BSX	Boston Scientific Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
BSY	Bentley System Inc COM CL B	CommonStock	PEARL Equities Exchange	Equity
BTA	BlackRock Long-Term Municipal Advantage Trust Common Shares	Fund	PEARL Equities Exchange	Equity
BTAL	AGF Investments Trust AGF U.S. Market Neutral Anti-Beta Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
BTBT	Bit Digital Inc COM	CommonStock	PEARL Equities Exchange	Equity
BTG	B2Gold Corp. Common Shares	CommonStock	PEARL Equities Exchange	Equity
BTI	British American Tobacco p.l.c. American Depositary Shares, each representing one Ordinary Share, nominal value 25 pence per share	AdrCommon	PEARL Equities Exchange	Equity
BTO	John Hancock Financial Opportunities Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
BTT	BlackRock Municipal Target Term Trust Common Shares	Fund	PEARL Equities Exchange	Equity
BTU	Peabody Energy Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
BTZ	BlackRock Credit Allocation Income Trust Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
BUFF	Innovator Laddered Allocation Power Buffer ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BUFR	FT Vest Laddered Buffer ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BUG	Global X Cybersecurity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BUI	BlackRock Utilities, Infrastructure & Power Opportunities Trust Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
BUL	Pacer Funds Trust Pacer US Cash Cows Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BUR	Burford Capital Limited Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
BURL	Burlington Stores, Inc. Common Stock, $0.0001 par value	CommonStock	PEARL Equities Exchange	Equity
BUSE	First Busey Corp CL A COM NPV	CommonStock	PEARL Equities Exchange	Equity
BUYZ	Franklin Disruptive Commerce ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BV	BrightView Holdings, Inc. Common stock, par value $0.01 per share	CommonStock	PEARL Equities Exchange	Equity
BVN	Compania de Minas Buenaventura S.A. American Depositary Shares (Each representing 1 Common Share, nominal value of four Peruvian Nuevos Soles per share)	AdrCommon	PEARL Equities Exchange	Equity
BW	Babcock & Wilcox Enterprises, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
BWA	BorgWarner Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
BWAY	Brainsway Ltd ADS	AdrCommon	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
BWB	Bridgewater Bancshares Inc COM 0.01	CommonStock	PEARL Equities Exchange	Equity
BWEN	Broadwind Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
BWFG	Bankwell Financial Group Inc COM	CommonStock	PEARL Equities Exchange	Equity
BWG	BrandywineGLOBAL Global Income Opportunities Fund Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
BWMX	Betterware de México, S.A.P.I. de C.V. Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
BWX	SPDR Series Trust SPDR Bloomberg International Treasury Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BWXT	BWX Technologies, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
BWZ	SPDR Series Trust SPDR Bloomberg Short Term International Treasury Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BX	Blackstone Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
BXC	BlueLinx Holdings Inc. Common Stock, $0.01 par value per share	CommonStock	PEARL Equities Exchange	Equity
BXMT	Blackstone Mortgage Trust, Inc. Class A Common Stock, par value $0.01 per share	CommonStock	PEARL Equities Exchange	Equity
BXMX	Nuveen S&P 500 Buy-Write Income Fund Common Share of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
BXP	BXP, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
BY	Byline Bancorp, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
BYD	Boyd Gaming Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
BYFC	Broadway Financial Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
BYLD	iShares Trust iShares Yield Optimized Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
BYM	BlackRock Municipal Income Quality Trust Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
BYND	Beyond Meat Inc COM USD 0.0001	CommonStock	PEARL Equities Exchange	Equity
BYSI	BeyondSpring Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
BZH	Beazer Homes USA, Inc. Common Stock, $.001 par value	CommonStock	PEARL Equities Exchange	Equity
BZQ	ProShares Trust ProShares UltraShort MSCI Brazil Capped	ExchangeTradedFund	PEARL Equities Exchange	Equity
BZUN	Baozun Inc ADR	AdrCommon	PEARL Equities Exchange	Equity
C	Citigroup Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CAAP	Corporación América Airports S.A. Common shares, nominal value U.S.$1.00 per share	CommonStock	PEARL Equities Exchange	Equity
CAAS	China Automotive Systems Inc COM	CommonStock	PEARL Equities Exchange	Equity
CABA	Cabaletta Bio Inc COM USD0.00001	CommonStock	PEARL Equities Exchange	Equity
CABO	Cable One, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CAC	Camden National Corp COM NPV	CommonStock	PEARL Equities Exchange	Equity
CACC	Credit Acceptance Corp COM NPV	CommonStock	PEARL Equities Exchange	Equity
CACI	CACI International Inc Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
CADE	Cadence Bank Common Stock	CommonStock	PEARL Equities Exchange	Equity
CAE	CAE Inc. Common Shares	CommonStock	PEARL Equities Exchange	Equity
CAF	Morgan Stanley China A Share Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
CAG	Conagra Brands, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CAH	Cardinal Health, Inc. Common Shares	CommonStock	PEARL Equities Exchange	Equity
CAKE	Cheesecake Factory Inc (The) COM USD.01	CommonStock	PEARL Equities Exchange	Equity
CAL	Caleres, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CALF	Pacer US Small Cap Cash Cows ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CALM	Cal Maine Foods Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
CALX	Calix, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CAMT	Camtek Ltd ORD NIS.01	CommonStock	PEARL Equities Exchange	Equity
CAN	Canaan Inc ADS	AdrCommon	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
CANE	Teucrium Commodity Trust Teucrium Sugar Fund	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
CANF	Can-Fite BioPharma Ltd. American Depositary Shares, each representing three hundred (300) Ordinary Shares	AdrCommon	PEARL Equities Exchange	Equity
CANG	Cango Inc. American Depositary Shares, each representing two Class A Ordinary shares, par value US$0.0001 per share	AdrCommon	PEARL Equities Exchange	Equity
CAPL	CrossAmerica Partners LP Common units representing limited partner interests	CommonStock	PEARL Equities Exchange	Equity
CAPR	Capricor Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
CAR	Avis Budget Group Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
CARE	Carter Bankshares Inc COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
CARG	CarGurus Inc CL A COM USD.001	CommonStock	PEARL Equities Exchange	Equity
CARR	Carrier Global Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
CARS	Cars.com Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CARV	Carver Bancorp Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
CARZ	First Trust S-Network Future Vehicles & Technology ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CASH	Pathward Financial Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
CASI	CASI Pharmaceuticals Inc ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
CASS	Cass Information Systems Inc COM USD2.5	CommonStock	PEARL Equities Exchange	Equity
CASY	Casey's General Stores Inc. COM NPV	CommonStock	PEARL Equities Exchange	Equity
CATH	Global X S&P 500 Catholic Values ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CATO	The CATO Corporation Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
CATY	Cathay General Bancorp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
CB	Chubb Limited Common Shares	CommonStock	PEARL Equities Exchange	Equity
CBAN	Colony Bankcorp Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CBAT	CBAK Energy Technology Inc COM	CommonStock	PEARL Equities Exchange	Equity
CBFV	CB Financial Services Inc COM USD0.4167	CommonStock	PEARL Equities Exchange	Equity
CBLS	Elevation Series Trust Clough Hedged Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CBNK	Capital Bancorp Inc COM	CommonStock	PEARL Equities Exchange	Equity
CBOE	Cboe Global Markets Inc COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
CBON	VanEck ETF Trust VanEck China Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CBRE	CBRE Group, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
CBRL	Cracker Barrel Old Country Store Inc COM USD.5	CommonStock	PEARL Equities Exchange	Equity
CBSE	Elevation Series Trust Clough Select Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CBSH	Commerce Bancshares Inc COM USD5	CommonStock	PEARL Equities Exchange	Equity
CBT	Cabot Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
CBU	Community Financial System, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CBZ	CBIZ, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CC	The Chemours Company Common Stock	CommonStock	PEARL Equities Exchange	Equity
CCAP	Crescent Capital BDC Inc COM 0.001	CommonStock	PEARL Equities Exchange	Equity
CCB	Coastal Financial Corp COM	CommonStock	PEARL Equities Exchange	Equity
CCBG	Capital City Bank Group COM USD.01	CommonStock	PEARL Equities Exchange	Equity
CCCC	C4 Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
CCD	Calamos Dynamic Convertible & Income Fund COM NPV	CommonStock	PEARL Equities Exchange	Equity
CCEP	Coca-Cola Europacific Partners PLC ORD NPV	CommonStock	PEARL Equities Exchange	Equity
CCI	Crown Castle Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CCJ	Cameco Corporation Common Shares	CommonStock	PEARL Equities Exchange	Equity
CCK	Crown Holdings, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CCL	Carnival Corporation Common Stock (Paired Stock)	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
CCM	Concord Medical Services Holdings Limited American Depositary Shares (Each represents thirty (30) Class A ordinary shares)	AdrCommon	PEARL Equities Exchange	Equity
CCNE	CNB Financial Corp/PA COM USD4.0	CommonStock	PEARL Equities Exchange	Equity
CCNEP	CNB Financial Corp/PA 7.125 DP SH PF A	PreferredStock	PEARL Equities Exchange	Equity
CCO	Clear Channel Outdoor Holdings, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CCOI	Cogent Communications Holdings Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
CCOR	Listed Funds Trust Core Alternative ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CCRN	Cross Country Healthcare Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
CCRV	iShares U.S. ETF Trust iShares Commodity Curve Carry Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CCS	Century Communities, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CCU	Compañía Cervecerías Unidas S.A. American Depositary Shares (Each representing two shares of Common Stock, without par value)	AdrCommon	PEARL Equities Exchange	Equity
CCZ	Comcast Cable Communications Holdings, Inc. 2.0% Exchangeable Subordinated Debentures due October 15, 2029 (ZONES) (Exchangeable for Cash Based on Value of Sprint Corporation PCS Stock)	StructuredProduct	PEARL Equities Exchange	Equity
CDC	VictoryShares US EQ Income Enhanced Volatility Wtd ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CDE	Coeur Mining, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CDL	VictoryShares US Large Cap High Div Volatility Wtd ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CDLX	Cardlytics Inc COM	CommonStock	PEARL Equities Exchange	Equity
CDNA	CareDx Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
CDNS	Cadence Design Systems Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
CDRpB	Cedar Realty Trust, Inc. 7.25% Series B Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
CDRpC	Cedar Realty Trust, Inc. 6.50% Series C Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
CDTX	Cidara Therapeutics Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
CDW	CDW Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
CDXS	Codexis Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
CDZI	Cadiz Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
CE	Celanese Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
CEE	The Central and Eastern Europe Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
CEF	Sprott Physical Gold and Silver Trust Units	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
CEFA	Global X S&P Catholic Values Developed ex-US ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CEFD	UBS AG ETRACS Monthly Pay 1.5X Leveraged Closed-End Fund Index ETN	ExchangeTradedNote	PEARL Equities Exchange	Equity
CEFS	Saba Closed-End Funds ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CELC	Celcuity Inc COM	CommonStock	PEARL Equities Exchange	Equity
CELH	Celsius Holdings Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
CEMB	iShares J.P. Morgan EM Corporate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CENT	Central Garden & Pet Co COM USD.01	CommonStock	PEARL Equities Exchange	Equity
CENTA	Central Garden & Pet Co CL A COM USD.01	CommonStock	PEARL Equities Exchange	Equity
CENX	Century Aluminum Co COM USD.01	CommonStock	PEARL Equities Exchange	Equity
CEPU	Central Puerto S.A. American Depositary Shares each representing ten Common shares, par value Ps.1.00 per share	CommonStock	PEARL Equities Exchange	Equity
CERS	Cerus Corp COM USD.001	CommonStock	PEARL Equities Exchange	Equity
CET	Central Securities Corp Common Stock	Fund	PEARL Equities Exchange	Equity
CETX	Cemtrex Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
CEV	Eaton Vance California Municipal Income Trust Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
CEVA	CEVA Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
CEW	WisdomTree Trust WisdomTree Emerging Currency Strategy Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
CF	CF Industries Holdings, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CFA	VictoryShares US 500 Volatility Wtd ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CFBK	CF Bankshares Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
CFFI	C&F Financial Corp COM USD1	CommonStock	PEARL Equities Exchange	Equity
CFFN	Capitol Federal Financial Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
CFG	Citizens Financial Group, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CFGpE	Citizens Financial Group, Inc. Depositary Shares Each Representing 1/40th Interest in a Share of 5.000% Fixed-Rate Non-Cumulative Perpetual Preferred Stock, Series E	PreferredStock	PEARL Equities Exchange	Equity
CFO	VictoryShares US 500 Enhanced Volatility Wtd ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CFR	Cullen/Frost Bankers, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CGBD	Carlyle Secured Lending Inc COM	CommonStock	PEARL Equities Exchange	Equity
CGC	Canopy Growth Corp COM	CommonStock	PEARL Equities Exchange	Equity
CGEN	Compugen Ltd ORD	CommonStock	PEARL Equities Exchange	Equity
CGNX	Cognex Corporation COM USD.002	CommonStock	PEARL Equities Exchange	Equity
CGO	Calamos Global Total Return Fund UNTS USD	CommonStock	PEARL Equities Exchange	Equity
CGW	Invesco Exchange-Traded Fund Trust II Invesco S&P Global Water Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CHAU	Direxion Shares ETF Trust Direxion Daily CSI 300 China A Share Bull 2X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
CHCI	Comstock Holding Cos Inc CL A COM USD.01	CommonStock	PEARL Equities Exchange	Equity
CHCO	City Holding Co COM NPV	CommonStock	PEARL Equities Exchange	Equity
CHCT	Community Healthcare Trust Incorporated Common Stock, $0.01 par value per share	CommonStock	PEARL Equities Exchange	Equity
CHD	Church & Dwight Co., Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CHDN	Churchill Downs Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
CHE	Chemed Corporation Capital Stock	CommonStock	PEARL Equities Exchange	Equity
CHEF	Chefs' Warehouse Inc (The) COM USD.01	CommonStock	PEARL Equities Exchange	Equity
CHEK	Check-Cap Ltd SHS	CommonStock	PEARL Equities Exchange	Equity
CHGG	Chegg, Inc. Common Stock, $0.001 per share	CommonStock	PEARL Equities Exchange	Equity
CHGX	Stance Sustainable Beta ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CHH	Choice Hotels International, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CHI	Calamos Convertible Opportunities and Income Fund SH BEN INT	CommonStock	PEARL Equities Exchange	Equity
CHIQ	Global X Funds Global X MSCI China Consumer Discretionary ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CHKP	Check Point Software Technologies Ltd ORD NIS.01	CommonStock	PEARL Equities Exchange	Equity
CHMG	Chemung Financial Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
CHMI	Cherry Hill Mortgage Investment Corporation Common stock, $0.01 par value	CommonStock	PEARL Equities Exchange	Equity
CHMIpA	Cherry Hill Mortgage Investment Corporation 8.20% Series A Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
CHMIpB	Cherry Hill Mortgage Investment Corporation 8.250% Series B Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, par value $0.01 per share	PreferredStock	PEARL Equities Exchange	Equity
CHN	The China Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
CHNR	China Natural Resources Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
CHRS	Coherus BioSciences Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
CHRW	C.H. Robinson Worldwide Inc. COM USD.1	CommonStock	PEARL Equities Exchange	Equity
CHSCL	CHS Inc PFD B SR 4	PreferredStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
CHSCM	CHS Inc PFD B SR 3	PreferredStock	PEARL Equities Exchange	Equity
CHSCN	CHS Inc PFD B SR 2 RST	PreferredStock	PEARL Equities Exchange	Equity
CHSCO	CHS Inc PFD CL B	PreferredStock	PEARL Equities Exchange	Equity
CHSCP	CHS Inc PFD 8%	PreferredStock	PEARL Equities Exchange	Equity
CHT	Chunghwa Telecom Co., Ltd. American Depositary Shares (Each representing 10 Common Shares)	AdrCommon	PEARL Equities Exchange	Equity
CHTR	Charter Communications Inc CL A NEW	CommonStock	PEARL Equities Exchange	Equity
CHW	Calamos Global Dynamic Income Fund CLOSED END	CommonStock	PEARL Equities Exchange	Equity
CHWY	Chewy, Inc. Class A common stock, par value $0.01 per share	CommonStock	PEARL Equities Exchange	Equity
CHX	ChampionX Corp COM	CommonStock	PEARL Equities Exchange	Equity
CHY	Calamos Convertible and High Income Fund COM NPV	CommonStock	PEARL Equities Exchange	Equity
CIA	Citizens, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
CIB	Grupo Cibest S.A. American Depositary Shares (each representing four (4) Preferred Shares)	AdrCommon	PEARL Equities Exchange	Equity
CIBR	First Trust NASDAQ Cybersecurity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CIEN	Ciena Corporation Common Stock, $0.01 par value per share	CommonStock	PEARL Equities Exchange	Equity
CIF	MFS Intermediate High Income Fund Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
CIG	Companhia Energética de Minas Gerais-CEMIG American Depositary Shares (Each representing 1 Preferred Shares)	AdrCommon	PEARL Equities Exchange	Equity
CIG.C	Companhia Energética de Minas Gerais-CEMIG American Depositary Shares (each representing one Common Share)	AdrCommon	PEARL Equities Exchange	Equity
CIGI	Colliers International Group Inc COM NPV SVTG	CommonStock	PEARL Equities Exchange	Equity
CII	BlackRock Enhanced Large Cap Core Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
CIK	Credit Suisse Asset Management Income Fund Inc Common Stock	Fund	PEARL Equities Exchange	Equity
CIL	VictoryShares International Volatility Wtd ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CIM	Chimera Investment Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
CIMpA	Chimera Investment Corporation 8.00% Series A Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
CIMpB	Chimera Investment Corporation 8.00% Series B Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
CIMpC	Chimera Investment Corporation 7.75% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, $0.01 par value per share	PreferredStock	PEARL Equities Exchange	Equity
CIMpD	Chimera Investment Corporation 8.00% Series D Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
CINF	Cincinnati Financial Corp COM USD2	CommonStock	PEARL Equities Exchange	Equity
CIO	City Office REIT, Inc. Common Stock, $0.01 par value per share	CommonStock	PEARL Equities Exchange	Equity
CIOpA	City Office REIT, Inc. 6.625% Series A Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
CIVB	Civista Bancshares Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
CIX	CompX International Inc. Class A Common stock	CommonStock	PEARL Equities Exchange	Equity
CKX	CKX Lands Inc Common Stock	CommonStock	PEARL Equities Exchange	Equity
CL	Colgate-Palmolive Company Common Stock	CommonStock	PEARL Equities Exchange	Equity
CLAR	Clarus Corp COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
CLB	Core Laboratories Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CLBK	Columbia Financial Inc COM	CommonStock	PEARL Equities Exchange	Equity
CLDT	Chatham Lodging Trust Common Shares of Beneficial Interest	CommonStock	PEARL Equities Exchange	Equity
CLDX	Celldex Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
CLEU	China Liberal Education Holdings Ltd ORD USD18	CommonStock	PEARL Equities Exchange	Equity
CLFD	Clearfield Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
CLGN	CollPlant Biotechnologies Ltd ORD SHS	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
CLH	Clean Harbors, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CLIR	ClearSign Technologies Corp COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
CLIX	ProShares Trust ProShares Long Online/Short Stores ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CLLS	Cellectis SA ADR	AdrCommon	PEARL Equities Exchange	Equity
CLM	Cornerstone Strategic Investment Fund, Inc. Common Shares	Fund	PEARL Equities Exchange	Equity
CLMT	Calumet Inc COM	CommonStock	PEARL Equities Exchange	Equity
CLNE	Clean Energy Fuels Corp COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
CLOU	Global X Funds - Global X Cloud Computing ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CLPR	Clipper Realty Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CLPS	CLPS Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
CLPT	ClearPoint Neuro Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
CLRB	Cellectar Biosciences Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
CLRO	ClearOne Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
CLS	Celestica Inc. Common Shares	CommonStock	PEARL Equities Exchange	Equity
CLSD	Clearside Biomedical Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
CLSK	CleanSpark Inc COM	CommonStock	PEARL Equities Exchange	Equity
CLW	Clearwater Paper Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
CLWT	Euro Tech Holdings Co Ltd COM USD.01	CommonStock	PEARL Equities Exchange	Equity
CLX	The Clorox Company Common Stock	CommonStock	PEARL Equities Exchange	Equity
CM	Canadian Imperial Bank of Commerce Common Shares	CommonStock	PEARL Equities Exchange	Equity
CMA	Comerica Incorporated Common Stock	CommonStock	PEARL Equities Exchange	Equity
CMBM	Cambium Networks Corp ORD USD 0.0001	CommonStock	PEARL Equities Exchange	Equity
CMBS	iShares Trust iShares CMBS ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CMC	Commercial Metals Company Common Stock	CommonStock	PEARL Equities Exchange	Equity
CMCL	Caledonia Mining Corporation Plc Common Shares	CommonStock	PEARL Equities Exchange	Equity
CMCM	Cheetah Mobile Inc. American Depositary Shares, each representing fifty (50) Class A Ordinary Shares	AdrCommon	PEARL Equities Exchange	Equity
CMCO	Columbus McKinnon Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
CMCSA	Comcast Corp CL A COM USD1	CommonStock	PEARL Equities Exchange	Equity
CMCT	Creative Media & Community Trust Corporation DHD BEN INT USD0.001	CommonStock	PEARL Equities Exchange	Equity
CMDY	iShares U.S. ETF Trust iShares Bloomberg Roll Select Commodity Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CME	CME Group Inc CL A COM USD.01	CommonStock	PEARL Equities Exchange	Equity
CMF	iShares Trust iShares California Muni Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CMG	Chipotle Mexican Grill, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CMI	Cummins Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CMP	Compass Minerals International, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CMPR	Cimpress PLC COM USD.001	CommonStock	PEARL Equities Exchange	Equity
CMPS	COMPASS Pathways plc ADR	AdrCommon	PEARL Equities Exchange	Equity
CMRE	Costamare Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CMREpB	Costamare Inc. 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
CMREpC	Costamare Inc. 8.50% Series C Cumulative Redeemable Perpetual Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
CMREpD	Costamare Inc. 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock,	PreferredStock	PEARL Equities Exchange	Equity
CMS	CMS Energy Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
CMSA	CMS Energy Corporation 5.625% Junior Subordinated Notes due 2078	StructuredProduct	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
CMSC	CMS Energy Corporation 5.875% Junior Subordinated Notes due 2078	StructuredProduct	PEARL Equities Exchange	Equity
CMSD	CMS Energy Corporation 5.875% Junior Subordinated Notes due 2079	StructuredProduct	PEARL Equities Exchange	Equity
CMT	Core Molding Technolgies, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CMTL	Comtech Telecommunications Corp. COM NPV	CommonStock	PEARL Equities Exchange	Equity
CMU	MFS High Yield Municipal Trust Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
CNA	CNA Financial Corp. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CNBS	Amplify ETF Trust Amplify Seymour Cannabis ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CNC	Centene Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
CNDT	Conduent Inc COM USD1	CommonStock	PEARL Equities Exchange	Equity
CNET	ZW Data Action Technologies Inc COM	CommonStock	PEARL Equities Exchange	Equity
CNF	CNFinance Holdings Limited American Depositary Shares (ADSs), each representing twenty (20) Ordinary Shares	AdrCommon	PEARL Equities Exchange	Equity
CNFR	Conifer Holdings Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
CNI	Canadian National Railway Company Common Shares	CommonStock	PEARL Equities Exchange	Equity
CNK	Cinemark Holdings, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CNMD	CONMED Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
CNNE	Cannae Holdings, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CNO	CNO Financial Group, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CNOB	ConnectOne Bancorp Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
CNP	CenterPoint Energy, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CNQ	Canadian Natural Resources Limited Common Shares	CommonStock	PEARL Equities Exchange	Equity
CNRG	SPDR Series Trust SPDR S&P Kensho Clean Power ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CNS	Cohen & Steers, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CNSP	CNS Pharmaceuticals Inc COM	CommonStock	PEARL Equities Exchange	Equity
CNTY	Century Casinos Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
CNX	CNX Resources Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
CNXN	PC Connection Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
CNXT	VanEck ETF Trust VanEck ChiNext ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CNYA	iShares MSCI China A ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
COCP	Cocrystal Pharma Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
CODA	Coda Octopus Group Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
CODI	Compass Diversified Shares representing beneficial interest in Compass Diversified Holdings	CommonStock	PEARL Equities Exchange	Equity
CODIpA	Compass Diversified 7.250% Series A Preferred Shares representing beneficial interest in Compass Diversified Holdings	PreferredStock	PEARL Equities Exchange	Equity
CODIpB	Compass Diversified 7.875% Series B Fixed-to-Floating Rate Cumulative Preferred Shares representing beneficial interest in Compass Diversified Holdings	PreferredStock	PEARL Equities Exchange	Equity
CODIpC	Compass Diversified 7.875% Series C Cumulative Preferred Shares representing beneficial interests in Compass Diversified Holdings	PreferredStock	PEARL Equities Exchange	Equity
CODX	Co-Diagnostic Inc COM 0.001USD	CommonStock	PEARL Equities Exchange	Equity
COE	51Talk Online Education Group American Depositary Shares, each representing sixty (60) Class A Ordinary Shares	AdrCommon	PEARL Equities Exchange	Equity
COF	Capital One Financial Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
COFpI	Capital One Financial Corporation Depositary shares each representing a 1/40th interest in a share of Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series I	PreferredStock	PEARL Equities Exchange	Equity
COFpJ	Capital One Financial Corporation Depositary Shares, Each Representing a 1/40th Interest in a Share of Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series J	PreferredStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
COFpK	Capital One Financial Corporation Depositary Shares, Each Representing a 1/40th Ownership Interest in a Share of Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series K	PreferredStock	PEARL Equities Exchange	Equity
COFS	ChoiceOne Financial Services Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
COGT	Cogent Biosciences Inc COM 0.001	CommonStock	PEARL Equities Exchange	Equity
COHU	Cohu Inc COM USD1	CommonStock	PEARL Equities Exchange	Equity
COKE	Coca Cola Consolidated Inc COM USD1	CommonStock	PEARL Equities Exchange	Equity
COLB	Columbia Banking System Inc COM USD.833	CommonStock	PEARL Equities Exchange	Equity
COLD	Americold Realty Trust, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
COLL	Collegium Pharmaceutical Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
COLM	Columbia Sportswear Co COM NPV	CommonStock	PEARL Equities Exchange	Equity
COM	Direxion Shares ETF Trust Direxion Auspice Broad Commodity Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
COMB	GraniteShares ETF Trust GraniteShares Bloomberg Commodity Broad Strategy No K-1 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
COMM	CommScope Holding Co Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
COMT	iShares GSCI Commodity Dynamic Roll Strategy ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
COO	Cooper Cos Inc (The) COM USD.1	CommonStock	PEARL Equities Exchange	Equity
COOP	Mr. Cooper Group Inc COM USD.00001	CommonStock	PEARL Equities Exchange	Equity
COP	ConocoPhillips Common Stock	CommonStock	PEARL Equities Exchange	Equity
COPX	Global X Funds Global X Copper Miners ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CORN	Teucrium Commodity Trust Teucrium Corn Fund	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
CORP	PIMCO ETF Trust PIMCO Investment Grade Corporate Bond Index Exchange-Traded Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
CORT	Corcept Therapeutics Inc COM USD.00001	CommonStock	PEARL Equities Exchange	Equity
COST	Costco Wholesale Corp COM USD.1	CommonStock	PEARL Equities Exchange	Equity
COTY	Coty Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
COWZ	Pacer US Cash Cows 100 ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CP	Canadian Pacific Kansas City Limited Common Shares	CommonStock	PEARL Equities Exchange	Equity
CPA	Copa Holdings, S.A. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
CPAC	Cementos Pacasmayo S.A.A. American Depositary Shares (Each representing five Common Shares)	AdrCommon	PEARL Equities Exchange	Equity
CPB	Campbell's Co (The) COM USD.3	CommonStock	PEARL Equities Exchange	Equity
CPER	United States Commodity Index Funds Trust United States Copper Index Fund	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
CPF	Central Pacific Financial Corp. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CPHC	Canterbury Park Holding Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
CPHI	China Pharma Holdings, Inc. Common stock	CommonStock	PEARL Equities Exchange	Equity
CPIX	Cumberland Pharmaceuticals Inc COM	CommonStock	PEARL Equities Exchange	Equity
CPK	Chesapeake Utilities Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
CPRI	Capri Holdings Limited Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
CPRT	Copart Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
CPRX	Catalyst Pharmaceutical Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
CPS	Cooper-Standard Holdings Inc. Common stock, par value $0.001 per share	CommonStock	PEARL Equities Exchange	Equity
CPSH	CPS Technologies Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
CPSS	Consumer Portfolio Services Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
CPT	Camden Property Trust Common Shares of Beneficial Interest	CommonStock	PEARL Equities Exchange	Equity
CPZ	Calamos Long/Short Equity & Dynamic Income Trust ORD	CommonStock	PEARL Equities Exchange	Equity
CpN	Citigroup Inc. 7.875% Fixed Rate/Floating Rate Trust Preferred Securities (TRUPS)	PreferredStock	PEARL Equities Exchange	Equity
CQP	Cheniere Energy Partners LP Common Stock	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
CQQQ	Invesco Exchange-Traded Fund Trust II Invesco China Technology ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CR	Crane Company Common Stock	CommonStock	PEARL Equities Exchange	Equity
CRAI	CRA International Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
CRAK	VanEck ETF Trust VanEck Oil Refiners ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CRBN	iShares Trust iShares MSCI ACWI Low Carbon Target ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CRBP	Corbus Pharmaceuticals Holdings Inc COM	CommonStock	PEARL Equities Exchange	Equity
CRC	California Resources Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
CRD.A	Crawford & Company Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
CRD.B	Crawford & Company Class B Common Stock	CommonStock	PEARL Equities Exchange	Equity
CRDF	Cardiff Oncology Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
CREG	Smart Powerr Corp COM	CommonStock	PEARL Equities Exchange	Equity
CRESY	Cresud Sociedad Anonima Comercial Inmobiliaria Financiera y Agropecuaria SPON ADR	AdrCommon	PEARL Equities Exchange	Equity
CREX	Creative Realities Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
CRF	Cornerstone Total Return Fund Common Shares	Fund	PEARL Equities Exchange	Equity
CRH	CRH Public Limited Company Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
CRI	Carter's, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CRIS	Curis Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
CRK	Comstock Resources, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CRL	Charles River Laboratories International, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CRM	Salesforce, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CRMD	CorMedix Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
CRMT	America's Car-Mart Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
CRNC	Cerence Inc COM	CommonStock	PEARL Equities Exchange	Equity
CRNT	Ceragon Networks Ltd ORD	CommonStock	PEARL Equities Exchange	Equity
CRNX	Crinetics Pharmaceuticals Inc COM	CommonStock	PEARL Equities Exchange	Equity
CRON	Cronos Group Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
CROX	Crocs Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
CRS	Carpenter Technology Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
CRSP	CRISPR Therapeutics AG ORD CHF.03	CommonStock	PEARL Equities Exchange	Equity
CRSR	Corsair Gaming Inc COM	CommonStock	PEARL Equities Exchange	Equity
CRT	Cross Timbers Royalty Trust Trust Units	CommonStock	PEARL Equities Exchange	Equity
CRTO	Criteo SA ADR	AdrCommon	PEARL Equities Exchange	Equity
CRUS	Cirrus Logic Inc. COM NPV	CommonStock	PEARL Equities Exchange	Equity
CRVL	CorVel Corp. COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
CRVS	Corvus Pharmaceuticals Inc COM	CommonStock	PEARL Equities Exchange	Equity
CRWD	CrowdStrike Holdings Inc COM CL A USD0.0005	CommonStock	PEARL Equities Exchange	Equity
CRWS	Crown Crafts Inc COM USD1	CommonStock	PEARL Equities Exchange	Equity
CSB	VictoryShares US Small Cap High Div Volatility Wtd ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CSBR	Champions Oncology Inc COM USD.00001	CommonStock	PEARL Equities Exchange	Equity
CSD	Invesco Exchange-Traded Fund Trust Invesco S&P Spin-Off ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CSGP	CoStar Group Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
CSGS	CSG Systems International Inc. COM USD.01	CommonStock	PEARL Equities Exchange	Equity
CSIQ	Canadian Solar Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
CSL	Carlisle Companies Incorporated Common Stock	CommonStock	PEARL Equities Exchange	Equity
CSM	ProShares Large Cap Core Plus ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CSPI	CSP Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
CSQ	Calamos Strategic Total Return Fund COM NPV	CommonStock	PEARL Equities Exchange	Equity
CSTE	Caesarstone Ltd ORD ILS1	CommonStock	PEARL Equities Exchange	Equity
CSTL	Castle Biosciences Inc COM	CommonStock	PEARL Equities Exchange	Equity
CSTM	Constellium SE Class A Ordinary shares	CommonStock	PEARL Equities Exchange	Equity
CSV	Carriage Services, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CSWC	Capital Southwest Corp COM USD1.	CommonStock	PEARL Equities Exchange	Equity
CSWI	CSW Industrials Inc Common Stock	CommonStock	PEARL Equities Exchange	Equity
CSX	CSX Corp COM USD1	CommonStock	PEARL Equities Exchange	Equity
CTApA	EIDP, Inc. Preferred Stock $3.50 Series	PreferredStock	PEARL Equities Exchange	Equity
CTApB	EIDP, Inc. Preferred Stock $4.50 Series	PreferredStock	PEARL Equities Exchange	Equity
CTAS	Cintas Corp COM NPV	CommonStock	PEARL Equities Exchange	Equity
CTBB	Lumen Technologies, Inc. 6.5% Notes due 2056	StructuredProduct	PEARL Equities Exchange	Equity
CTBI	Community Trust Bancorp Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
CTDD	Lumen Technologies, Inc. 6.75% Notes due 2057	StructuredProduct	PEARL Equities Exchange	Equity
CTEC	Global X Funds Global X CleanTech ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CTMX	CytomX Therapeutics Inc COM USD.00001	CommonStock	PEARL Equities Exchange	Equity
CTO	CTO Realty Growth, Inc. Common stock	CommonStock	PEARL Equities Exchange	Equity
CTRE	CareTrust REIT, Inc Common Stock	CommonStock	PEARL Equities Exchange	Equity
CTRM	Castor Maritime Inc COM	CommonStock	PEARL Equities Exchange	Equity
CTRN	Citi Trends Inc COM	CommonStock	PEARL Equities Exchange	Equity
CTS	CTS Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
CTSH	Cognizant Technology Solutions Corp CL A COM USD.01	CommonStock	PEARL Equities Exchange	Equity
CTSO	Cytosorbents Corp COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
CTVA	Corteva, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CTXR	Citius Pharmaceuticals Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
CUBA	Herzfeld Caribbean Basin Fund Inc (The) COM USD.01	CommonStock	PEARL Equities Exchange	Equity
CUBB	Customers Bancorp, Inc. 5.375% Subordinated Notes Due 2034	StructuredProduct	PEARL Equities Exchange	Equity
CUBE	CubeSmart Common Shares	CommonStock	PEARL Equities Exchange	Equity
CUBI	Customers Bancorp, Inc. Voting Common Stock, $1.00 par value per share	CommonStock	PEARL Equities Exchange	Equity
CUBIpE	Customers Bancorp, Inc. Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series E	PreferredStock	PEARL Equities Exchange	Equity
CUBIpF	Customers Bancorp, Inc. Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series F	PreferredStock	PEARL Equities Exchange	Equity
CUE	Cue Biopharma Inc COM 0.001	CommonStock	PEARL Equities Exchange	Equity
CUK	Carnival plc American Depositary Shares (each representing one ordinary share)	AdrCommon	PEARL Equities Exchange	Equity
CULP	Culp, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CURE	Direxion Shares ETF Trust Direxion Daily Healthcare Bull 3X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
CURI	CuriosityStream Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
CUT	Invesco Exchange-Traded Fund Trust II Invesco MSCI Global Timber ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CUZ	Cousins Properties Incorporated Common Stock	CommonStock	PEARL Equities Exchange	Equity
CVAC	CureVac N.V. COM EUR0.12	CommonStock	PEARL Equities Exchange	Equity
CVBF	CVB Financial Corp COM NPV	CommonStock	PEARL Equities Exchange	Equity
CVCO	Cavco Industries Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
CVE	Cenovus Energy Inc. Common Shares	CommonStock	PEARL Equities Exchange	Equity
CVEO	Civeo Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
CVGI	Commercial Vehicle Group Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
CVGW	Calavo Growers Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
CVI	CVR Energy, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CVLG	Covenant Logistics Group, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
CVLT	Commvault Systems Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
CVM	Cel-Sci Corp Common Stock	CommonStock	PEARL Equities Exchange	Equity
CVNA	Carvana Co. Class A Common Stock, $0.001 par value	CommonStock	PEARL Equities Exchange	Equity
CVR	Chicago Rivet & Machine Co Common Stock	CommonStock	PEARL Equities Exchange	Equity
CVS	CVS Health Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
CVV	CVD Equipment Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
CVX	Chevron Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
CVY	Invesco Exchange-Traded Fund Trust Invesco Zacks Multi-Asset Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CW	Curtiss-Wright Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
CWB	SPDR Series Trust SPDR Bloomberg Convertible Securities ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CWBC	Community West Bancshares COM	CommonStock	PEARL Equities Exchange	Equity
CWCO	Consolidated Water Co Ltd ORD CI1	CommonStock	PEARL Equities Exchange	Equity
CWEB	Direxion Shares ETF Trust Direxion Daily CSI China Internet Index Bull 2X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
CWEN	Clearway Energy, Inc. Class C Common Stock, $0.01 par value	CommonStock	PEARL Equities Exchange	Equity
CWEN.A	Clearway Energy, Inc. Class A Common Stock, $0.01 par value	CommonStock	PEARL Equities Exchange	Equity
CWH	Camping World Holdings, Inc. Class A common Stock	CommonStock	PEARL Equities Exchange	Equity
CWI	SPDR Index Shares Funds SPDR MSCI ACWI ex-US ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CWK	Cushman & Wakefield plc Ordinary shares	CommonStock	PEARL Equities Exchange	Equity
CWS	AdvisorShares Trust AdvisorShares Focused Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CWST	Casella Waste Systems Inc CL A COM USD.01	CommonStock	PEARL Equities Exchange	Equity
CWT	California Water Service Group Common Stock	CommonStock	PEARL Equities Exchange	Equity
CX	CEMEX, S.A.B. de C.V. American Depositary Shares(Each representing Ten Ordinary Participation Certificates)	AdrCommon	PEARL Equities Exchange	Equity
CXDO	Crexendo Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
CXE	MFS High Income Municipal Trust Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
CXH	MFS Investment Grade Municipal Trust Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
CXSE	WisdomTree China ex-State-Owned Enterprises Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CXW	CoreCivic, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CYBR	CyberArk Software Ltd ORD NIS.01	CommonStock	PEARL Equities Exchange	Equity
CYCC	Cyclacel Pharmaceuticals Inc COM USD	CommonStock	PEARL Equities Exchange	Equity
CYCCP	Cyclacel Pharmaceuticals Inc PFD USD	PreferredStock	PEARL Equities Exchange	Equity
CYD	China Yuchai International Limited Common Stock	CommonStock	PEARL Equities Exchange	Equity
CYH	Community Health Systems, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CYRX	Cryoport Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
CYTK	Cytokinetics Inc COM	CommonStock	PEARL Equities Exchange	Equity
CZA	Invesco Exchange-Traded Fund Trust Invesco Zacks Mid-Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
CZNC	Citizens & Northern Corp COM USD1.0	CommonStock	PEARL Equities Exchange	Equity
CZR	Caesars Entertainment Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
CZWI	Citizens Community Bancorp Inc COM	CommonStock	PEARL Equities Exchange	Equity
D	Dominion Energy, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
DAC	Danaos Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
DADA	Dada Nexus Limited ADS	AdrCommon	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
DAIO	Data I/O Corp COM NPV	CommonStock	PEARL Equities Exchange	Equity
DAKT	Daktronics Inc COM USD0.00001	CommonStock	PEARL Equities Exchange	Equity
DAL	Delta Air Lines, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
DALI	First Trust Dorsey Wright DALI Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DAN	Dana Incorporated Common Stock	CommonStock	PEARL Equities Exchange	Equity
DAO	Youdao, Inc. American Depositary Shares, each representing one Class A Ordinary Share	AdrCommon	PEARL Equities Exchange	Equity
DAR	Darling Ingredients Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
DARE	Dare Bioscience Inc COM	CommonStock	PEARL Equities Exchange	Equity
DAUG	FT Vest US Equity Deep Buffer ETF - August ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DAVA	Endava plc American Depositary Shares, each representing one Class A ordinary share, nominal value £0.02 per share	AdrCommon	PEARL Equities Exchange	Equity
DAX	Global X DAX Germany ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DB	Deutsche Bank Aktiengesellschaft Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
DBA	Invesco DB Multi-Sector Commodity Trust Invesco DB Agriculture Fund	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
DBAW	DBX ETF Trust Xtrackers MSCI All World ex US Hedged Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DBB	Invesco DB Multi-Sector Commodity Trust Invesco DB Base Metals Fund	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
DBC	Invesco DB Commodity Index Tracking Fund Invesco DB Commodity Index Tracking Fund	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
DBE	Invesco DB Multi-Sector Commodity Trust Invesco DB Energy Fund	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
DBEF	DBX ETF Trust Xtrackers MSCI EAFE Hedged Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DBEM	DBX ETF Trust Xtrackers MSCI Emerging Markets Hedged Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DBEU	DBX ETF Trust Xtrackers MSCI Europe Hedged Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DBEZ	DBX ETF Trust Xtrackers MSCI Eurozone Hedged Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DBI	Designer Brands Inc. Class A Common Shares	CommonStock	PEARL Equities Exchange	Equity
DBJP	DBX ETF Trust Xtrackers MSCI Japan Hedged Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DBL	Doubleline Opportunistic Credit Fund Common Shares, par value $.00001	Fund	PEARL Equities Exchange	Equity
DBMF	Litman Gregory Funds Trust iMGP DBi Managed Futures Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DBO	Invesco DB Multi-Sector Commodity Trust Invesco DB Oil Fund	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
DBP	Invesco DB Multi-Sector Commodity Trust Invesco DB Precious Metals Fund	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
DBVT	DBV Technologies S A SPON ADR	CommonStock	PEARL Equities Exchange	Equity
DBX	Dropbox Inc COM CL A USD0.00001	CommonStock	PEARL Equities Exchange	Equity
DCI	Donaldson Company, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
DCO	Ducommun Incorporated Common Stock	CommonStock	PEARL Equities Exchange	Equity
DCOM	Dime Community Bancshares Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
DCOMP	Dime Community Bancshares Inc 5.50% PFD SR A	PreferredStock	PEARL Equities Exchange	Equity
DCTH	Delcath Systems Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
DD	DuPont de Nemours, Inc Common Stock	CommonStock	PEARL Equities Exchange	Equity
DDD	3D Systems Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
DDIV	First Trust Dorsey Wright Momentum & Dividend ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DDLS	WisdomTree Dynamic International SmallCap Equity Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DDM	ProShares Trust ProShares Ultra Dow 30	ExchangeTradedFund	PEARL Equities Exchange	Equity
DDOG	Datadog Inc COM CL A USD0.00001	CommonStock	PEARL Equities Exchange	Equity
DDS	Dillard's Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
DDT	Dillard's Capital Trust I 7.50% Capital Securities	StructuredProduct	PEARL Equities Exchange	Equity
DDWM	WisdomTree Dynamic International Equity Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DE	Deere & Company Common Stock	CommonStock	PEARL Equities Exchange	Equity
DEA	Easterly Government Properties, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
DECK	Deckers Outdoor Corporation Common Stock, par value $0.01 per share	CommonStock	PEARL Equities Exchange	Equity
DEED	First Trust Exchange-Traded Fund VIII First Trust Securitized Plus ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DEEF	DBX ETF Trust Xtrackers FTSE Developed ex US Multifactor ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DEEP	ETF Series Solutions Acquirers Small and Micro Deep Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DEI	Douglas Emmett, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
DEM	WisdomTree Trust WisdomTree Emerging Markets High Dividend Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
DEMZ	Democratic Large Cap Core ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DENN	Dennys Corp COM USD.1	CommonStock	PEARL Equities Exchange	Equity
DEO	DIAGEO plc American Depositary Shares (Each representing 4 Ordinary Shares)	AdrCommon	PEARL Equities Exchange	Equity
DES	WisdomTree Trust WisdomTree U.S. SmallCap Dividend Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
DEUS	DBX ETF Trust Xtrackers Russell US Multifactor ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DEW	WisdomTree Trust WisdomTree Global High Dividend Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
DFAI	Dimensional ETF Trust Dimensional International Core Equity Market ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DFAU	Dimensional ETF Trust Dimensional US Core Equity Market ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DFE	WisdomTree Trust WisdomTree Europe SmallCap Dividend Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
DFEB	FT Vest US Equity Deep Buffer ETF - February ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DFEN	Direxion Shares ETF Trust Direxion Daily Aerospace & Defense Bull 3X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
DFIN	Donnelley Financial Solutions, Inc. Common Stock, par value $0.01 per share	CommonStock	PEARL Equities Exchange	Equity
DFJ	WisdomTree Trust WisdomTree Japan SmallCap Dividend Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
DFND	Siren DIVCON Dividend Defender ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DFNL	Davis Select Financial ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DFP	Flaherty & Crumrine Dynamic Preferred and Income Fund Incorporated Common Stock ($0.01 par value)	Fund	PEARL Equities Exchange	Equity
DG	Dollar General Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
DGICA	Donegal Group Inc CL A	CommonStock	PEARL Equities Exchange	Equity
DGICB	Donegal Group Inc CL B COM NPV	CommonStock	PEARL Equities Exchange	Equity
DGII	Digi International Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
DGLY	Digital Ally Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
DGP	Deutsche Bank AG DB Gold Double Long Exchange Traded Notes due February 15, 2038	ExchangeTradedNote	PEARL Equities Exchange	Equity
DGRE	WisdomTree Emerging Markets Quality Dividend Growth Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DGRO	iShares Trust iShares Core Dividend Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DGRS	WisdomTree U.S. SmallCap Quality Dividend Growth Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DGRW	WisdomTree U.S. Quality Dividend Growth Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DGS	WisdomTree Trust WisdomTree Emerging Markets SmallCap Dividend Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
DGT	SPDR Series Trust SPDR Global Dow ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DGX	Quest Diagnostics Incorporated Common Stock	CommonStock	PEARL Equities Exchange	Equity
DGZ	Deutsche Bank AG DB Gold Short Exchange Traded Notes due February 15, 2038	ExchangeTradedNote	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
DHC	Diversified Healthcare Trust COM USD.01	Fund	PEARL Equities Exchange	Equity
DHCNI	Diversified Healthcare Trust 5.625 Senior Notes due 2042 STRUCT PRODUCT	Unknown	PEARL Equities Exchange	Equity
DHCNL	Diversified Healthcare Trust 6.25 Senior Notes Due 2046 STRUCT PRODUCT	Unknown	PEARL Equities Exchange	Equity
DHF	BNY Mellon High Yield Strategies Fund Common Stock	Fund	PEARL Equities Exchange	Equity
DHI	D.R. Horton, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
DHIL	Diamond Hill Investment Group Inc CL A COM NPV	CommonStock	PEARL Equities Exchange	Equity
DHR	Danaher Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
DHS	WisdomTree Trust WisdomTree U.S. High Dividend Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
DHT	DHT Holdings, Inc. Common stock	CommonStock	PEARL Equities Exchange	Equity
DHX	DHI Group, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
DHY	Credit Suisse High Yield Bond Fund Common Stock	Fund	PEARL Equities Exchange	Equity
DIAL	Columbia ETF Trust I Columbia Diversified Fixed Income Allocation ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DIAX	Nuveen Dow 30SM Dynamic Overwrite Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
DIG	ProShares Trust ProShares Ultra Energy	ExchangeTradedFund	PEARL Equities Exchange	Equity
DIM	WisdomTree Trust WisdomTree International MidCap Dividend Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
DIN	Dine Brands Global, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
DINT	Davis Select International ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DIOD	Diodes Inc COM USD.66	CommonStock	PEARL Equities Exchange	Equity
DIT	AMCON Distributing Company Common Stock	CommonStock	PEARL Equities Exchange	Equity
DIV	Global X Funds Global X SuperDividend U.S. ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DIVB	iShares Core Dividend ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DIVO	Amplify ETF Trust Amplify CWP Enhanced Dividend Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DJCO	Daily Journal Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
DJD	Invesco Exchange-Traded Fund Trust Invesco Dow Jones Industrial Average Dividend ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DJP	Barclays Bank PLC iPath Bloomberg Commodity Index Total Return ETN due 6/12/2036	ExchangeTradedNote	PEARL Equities Exchange	Equity
DJUL	FT Vest US Equity Deep Buffer ETF - July ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DJUN	FT Vest US Equity Deep Buffer ETF - June ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DK	Delek US Holdings, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
DKL	Delek Logistics Partners, LP Common units representing limited partner interests	CommonStock	PEARL Equities Exchange	Equity
DKNG	DraftKings Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
DKS	Dick's Sporting Goods, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
DLB	Dolby Laboratories, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
DLHC	DLH Holdings Corp COM USD.001	CommonStock	PEARL Equities Exchange	Equity
DLN	WisdomTree Trust WisdomTree U.S. LargeCap Dividend Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
DLNG	Dynagas LNG Partners LP Common Units	CommonStock	PEARL Equities Exchange	Equity
DLNGpA	Dynagas LNG Partners LP 9.00% Series A Cumulative Redeemable Preferred Units, liquidation preference $25.00 per Unit	PreferredStock	PEARL Equities Exchange	Equity
DLNGpB	Dynagas LNG Partners LP 8.75% Series B Fixed to Floating Rate Cumulative Redeemable Perpetual Preferred Units	PreferredStock	PEARL Equities Exchange	Equity
DLPN	Dolphin Entertainment Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
DLR	Digital Realty Trust, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
DLRpJ	Digital Realty Trust, Inc. 5.250% Series J Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
DLRpK	Digital Realty Trust, Inc. 5.850% Series K Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
DLRpL	Digital Realty Trust, Inc. 5.200% Series L Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
DLS	WisdomTree Trust WisdomTree International SmallCap Dividend Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
DLTH	Duluth Holdings Inc CL B COM NPV	CommonStock	PEARL Equities Exchange	Equity
DLTR	Dollar Tree Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
DLX	Deluxe Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
DLY	DoubleLine Yield Opportunities Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
DMAC	DiaMedica Therapeutics Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
DMAY	FT Vest US Equity Deep Buffer ETF - May ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DMB	BNY Mellon Municipal Bond Infrastructure Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
DMF	BNY Mellon Municipal Income Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
DMLP	Dorchester Minerals LP LP DEP UNTS NPV	CommonStock	PEARL Equities Exchange	Equity
DMO	Western Asset Mortgage Opportunity Fund Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
DMRC	Digimarc Corp COM USD.001	CommonStock	PEARL Equities Exchange	Equity
DMXF	iShares ESG Advanced MSCI EAFE ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DNB	Dun & Bradstreet Holdings, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
DNL	WisdomTree Trust WisdomTree Global ex-US Quality Dividend Growth Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
DNLI	Denali Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
DNN	Denison Mines Corp Common Stock	CommonStock	PEARL Equities Exchange	Equity
DNOV	FT Vest US Equity Deep Buffer ETF - November ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DNOW	DNOW Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
DNP	DNP Select Income Fund Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
DOC	Healthpeak Properties, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
DOCT	FT Vest US Equity Deep Buffer ETF - October ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DOCU	DocuSign Inc. COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
DOG	ProShares Trust ProShares Short Dow 30	ExchangeTradedFund	PEARL Equities Exchange	Equity
DOGZ	Dogness (International) Corp COM USD.002 CL A	CommonStock	PEARL Equities Exchange	Equity
DOL	WisdomTree Trust WisdomTree International LargeCap Dividend Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
DOMO	Domo Inc CL B COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
DON	WisdomTree Trust WisdomTree U.S. MidCap Dividend Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
DOOO	BRP Inc SUB VTG NPV	CommonStock	PEARL Equities Exchange	Equity
DORM	Dorman Products Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
DOV	Dover Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
DOW	Dow Inc. Common Stock, par value $0.01 per share	CommonStock	PEARL Equities Exchange	Equity
DOX	Amdocs Ltd ORD GBP.01	CommonStock	PEARL Equities Exchange	Equity
DOYU	DouYu International Holdings Limited ADS	AdrCommon	PEARL Equities Exchange	Equity
DPG	Duff & Phelps Utility and Infrastructure Fund Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
DPST	Direxion Shares ETF Trust Direxion Daily Regional Banks Bull 3X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
DPZ	Domino's Pizza Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
DQ	Daqo New Energy Corp. American Depositary Shares (each representing 5 Ordinary Shares)	AdrCommon	PEARL Equities Exchange	Equity
DRD	DRDGOLD Limited American Depositary Shares (Each representing ten Ordinary Shares, no par value)	AdrCommon	PEARL Equities Exchange	Equity
DRH	DiamondRock Hospitality Company Common Stock	CommonStock	PEARL Equities Exchange	Equity
DRHpA	DiamondRock Hospitality Company 8.250% Series A Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	**Security Name**	**Security Class**	**Listed Exchange**	**Instrument Type**
DRI	Darden Restaurants, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
DRIO	DarioHealth Corp COM	CommonStock	PEARL Equities Exchange	Equity
DRIP	Direxion Shares ETF Trust Direxion Daily S&P Oil & Gas Exp. & Prod. Bear 2X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
DRIV	Global X Autonomous & Electric Vehicles ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DRN	Direxion Shares ETF Trust Direxion Daily Real Estate Bull 3X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
DRRX	DURECT Corp COM USD.001	CommonStock	PEARL Equities Exchange	Equity
DRSK	ETF Series Solutions - Aptus Defined Risk ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DRV	Direxion Shares ETF Trust Direxion Daily MSCI Real Estate Bear 3X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
DSEP	FT Vest US Equity Deep Buffer ETF - September ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DSGX	Descartes Systems Group Inc (The) COM NPV	CommonStock	PEARL Equities Exchange	Equity
DSI	iShares Trust iShares ESG MSCI KLD 400 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DSL	DoubleLine Income Solutions Fund Common Shares, $.00001 par value	Fund	PEARL Equities Exchange	Equity
DSM	BNY Mellon Strategic Municipal Bond Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
DSS	DSS, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
DSTL	ETF Series Solutions Distillate U.S. Fundamental Stability & Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DSU	BlackRock Debt Strategies Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
DSWL	Deswell Industries Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
DSX	Diana Shipping Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
DSXpB	Diana Shipping Inc. 8.875% Series B Cumulative Redeemable Perpetual Preferred Shares	PreferredStock	PEARL Equities Exchange	Equity
DT	Dynatrace, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
DTB	DTE Energy Company 2020 Series G 4.375% Junior Subordinated Debentures due 2080	StructuredProduct	PEARL Equities Exchange	Equity
DTD	WisdomTree Trust WisdomTree U.S. Total Dividend Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
DTE	DTE Energy Company Common Stock	CommonStock	PEARL Equities Exchange	Equity
DTEC	ALPS ETF Trust ALPS Disruptive Technologies ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DTF	DTF Tax-Free Income 2028 Term Fund Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
DTH	WisdomTree Trust WisdomTree International High Dividend Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
DTIL	Precision BioSciences Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
DTSS	Datasea Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
DTW	DTE Energy Company 2017 Series E 5.25% Junior Subordinated Debentures due 2077	StructuredProduct	PEARL Equities Exchange	Equity
DUG	ProShares Trust ProShares UltraShort Energy	ExchangeTradedFund	PEARL Equities Exchange	Equity
DUK	Duke Energy Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
DUKB	Duke Energy Corporation 5.625% Junior Subordinated Debentures due September 2078	StructuredProduct	PEARL Equities Exchange	Equity
DUKpA	Duke Energy Corporation Depositary Shares, each representing a 1/1,000th interest in a share of 5.75% Series A Cumulative Redeemable Perpetual Preferred Stock, par value $0.001 per share	PreferredStock	PEARL Equities Exchange	Equity
DUO	Fangdd Network Group Ltd CL A ORD USD.0005625	CommonStock	PEARL Equities Exchange	Equity
DUOT	Duos Technologies Group Inc COM	CommonStock	PEARL Equities Exchange	Equity
DURA	VanEck Durable High Dividend ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DUSA	Davis Select U.S. Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DUSL	Direxion Shares ETF Trust Direxion Daily Industrials Bull 3X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
DUST	Direxion Shares ETF Trust Direxion Daily Gold Miners Index Bear 2X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
DVA	DaVita Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
DVAX	Dynavax Technologies Corp COM USD.001	CommonStock	PEARL Equities Exchange	Equity
DVLU	First Trust Exchange-Traded Fund VI - First Trust Dorsey Wright Momentum & Value ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DVN	Devon Energy Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
DVOL	First Trust Exchange-Traded Fund VI - First Trust Dorsey Wright Momentum & Low Volatility ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DVY	iShares Select Dividend ETF DJ SEL DIV INX	ExchangeTradedFund	PEARL Equities Exchange	Equity
DVYA	iShares Inc. iShares Asia/Pacific Dividend ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DVYE	iShares Inc. iShares Emerging Markets Dividend ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DWAS	Invesco Dorsey Wright SmallCap Momentum ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DWAT	Arrow DWA Tactical Macro ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DWAW	AdvisorShares Dorsey Wright FSM All Cap World ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DWCR	Arrow DWA Tactical International ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DWLD	Davis Select Worldwide ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DWM	WisdomTree Trust WisdomTree International Equity Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
DWMF	WisdomTree Trust WisdomTree International Multifactor Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
DWSH	AdvisorShares Trust - AdvisorShares Dorsey Wright short etf ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DWSN	Dawson Geophysical Co COM USD.3333	CommonStock	PEARL Equities Exchange	Equity
DWUS	AdvisorShares Dorsey Wright FSM US Core ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DWX	SPDR Index Shares Funds SPDR S&P International Dividend ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DX	Dynex Capital, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
DXC	DXC Technology Company Common Stock	CommonStock	PEARL Equities Exchange	Equity
DXCM	DexCom Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
DXD	ProShares Trust ProShares UltraShort Dow 30	ExchangeTradedFund	PEARL Equities Exchange	Equity
DXJ	WisdomTree Trust WisdomTree Japan Hedged Equity Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
DXJS	WisdomTree Japan Hedged SmallCap Equity Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DXPE	DXP Enterprises Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
DXpC	Dynex Capital, Inc. 6.900% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
DXR	Daxor Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
DY	Dycom Industries, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
DYAI	Dyadic International Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
DYN	Dyne Therapeutics Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
DYNF	BlackRock ETF Trust iShares U.S. Equity Factor Rotation Active ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
DZZ	Deutsche Bank AG DB Gold Double Short Exchange Traded Notes due February 15, 2038	ExchangeTradedNote	PEARL Equities Exchange	Equity
E	ENI S.p.A. American Depositary Shares (Each representing two Ordinary Shares)	AdrCommon	PEARL Equities Exchange	Equity
EA	Electronic Arts Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
EAD	Allspring Income Opportunities Fund Common Shares	Fund	PEARL Equities Exchange	Equity
EAF	GrafTech International Ltd. Common stock, par value $0.01 per share	CommonStock	PEARL Equities Exchange	Equity
EAGG	iShares Trust iShares ESG Aware U.S. Aggregate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EAI	Entergy Corporation First Mortgage Bonds, 4.875% Series due September 1, 2066	StructuredProduct	PEARL Equities Exchange	Equity
EAOA	iShares ESG Aware 80/20 Aggressive Allocation ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EAOK	iShares ESG Aware 30/70 Conservative Allocation ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EAOM	iShares ESG Aware 40/60 Moderate Allocation ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
EAOR	iShares ESG Aware 60/40 Balanced Allocation ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EARN	Ellington Credit Company Common Shares of Beneficial Interest	CommonStock	PEARL Equities Exchange	Equity
EASG	DBX ETF Trust Xtrackers MSCI EAFE Selection Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EAT	Brinker International, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
EB	Eventbrite, Inc. Class A Common Stock, $0.00001 par value per share	CommonStock	PEARL Equities Exchange	Equity
EBAY	eBay Inc. COM USD.001	CommonStock	PEARL Equities Exchange	Equity
EBC	Eastern Bankshares Inc COM	CommonStock	PEARL Equities Exchange	Equity
EBF	Ennis, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
EBIZ	Global X Funds - Global X E-commerce ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EBMT	Eagle Bancorp Montana Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
EBND	SPDR Series Trust SPDR Bloomberg Emerging Markets Local Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EBON	Ebang International Holdings Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
EBR	Centrais Elétricas Brasileiras S.A.- Eletrobrás American Depositary Shares (Each representing one Common Share)	AdrCommon	PEARL Equities Exchange	Equity
EBR.B	Centrais Elétricas Brasileiras S.A.- Eletrobrás American Depositary Shares (Each representing one Preferred Share)	AdrCommon	PEARL Equities Exchange	Equity
EBS	Emergent BioSolutions Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
EBTC	Enterprise Bancorp Inc/MA COM	CommonStock	PEARL Equities Exchange	Equity
EC	Ecopetrol S.A American Depositary Shares, (Each representing the right to receive 20 Common Shares)	AdrCommon	PEARL Equities Exchange	Equity
ECC	Eagle Point Credit Company Inc. Shares of Common Stock	Fund	PEARL Equities Exchange	Equity
ECF	Ellsworth Growth and Income Fund Ltd. Common Stock	Fund	PEARL Equities Exchange	Equity
ECFpA	Ellsworth Growth and Income Fund Ltd. 5.25% Series A Cumulative Preferred Shares (Liquidation Preference $25.00 per share)	PreferredStock	PEARL Equities Exchange	Equity
ECH	iShares MSCI Chile ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ECL	Ecolab Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ECLN	First Trust Exchange-Traded Fund IV First Trust EIP Carbon Impact ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ECNS	iShares Trust iShares MSCI China Small-Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ECON	Columbia ETF Trust II Columbia Research Enhanced Emerging Economies ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ECOR	electroCore Inc COM	CommonStock	PEARL Equities Exchange	Equity
ECOW	Pacer Emerging Markets Cash Cows 100 ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ECPG	Encore Capital Group Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
EDAP	EDAP TMS SA SPON ADR	AdrCommon	PEARL Equities Exchange	Equity
EDC	Direxion Shares ETF Trust Direxion Daily MSCI Emerging Markets Bull 3X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
EDD	Morgan Stanley Emerging Markets Domestic Debt Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
EDEN	iShares MSCI Denmark ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EDF	Virtus Stone Harbor Emerging Markets Income Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
EDIT	Editas Medicine Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
EDIV	SPDR Index Shares Funds SPDR S&P Emerging Markets Dividend ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EDN	Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) American Depositary Shares (Each representing 20 Class B Common Shares)	AdrCommon	PEARL Equities Exchange	Equity
EDOG	ALPS ETF Trust ALPS Emerging Sector Dividend Dogs ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EDOW	First Trust Exchange-Traded Fund First Trust Dow 30 Equal Weight ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EDRY	EuroDry Ltd COM	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
EDSA	Edesa Biotech Inc COM	CommonStock	PEARL Equities Exchange	Equity
EDTK	Skillful Craftsman Education Technology Limited COM	CommonStock	PEARL Equities Exchange	Equity
EDU	New Oriental Education & Technology Group Inc. American Depositary Shares (each representing ten (10) Common Shares)	AdrCommon	PEARL Equities Exchange	Equity
EDUC	Educational Development Corp COM USD.2	CommonStock	PEARL Equities Exchange	Equity
EDV	Vanguard World Funds Vanguard Extended Duration Treasury ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EDZ	Direxion Shares ETF Trust Direxion Daily MSCI Emerging Markets Bear 3X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
EEA	The European Equity Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
EEFT	Euronet Worldwide Inc COM USD.02	CommonStock	PEARL Equities Exchange	Equity
EELV	Invesco Exchange-Traded Fund Trust II Invesco S&P Emerging Markets Low Volatility ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EEM	iShares Inc. iShares MSCI Emerging Markets ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EEMA	iShares MSCI Emerging Markets Asia ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EEMO	Invesco Exchange-Traded Fund Trust II Invesco S&P Emerging Markets Momentum ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EEMS	iShares Inc. iShares MSCI Emerging Markets Small-Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EEMV	iShares MSCI Emerging Markets Min Vol Factor ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EEMX	SPDR Index Shares Funds SPDR MSCI Emerging Markets Fossil Fuel Reserves Free ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EES	WisdomTree Trust WisdomTree U.S. SmallCap Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
EET	ProShares Trust ProShares Ultra MSCI Emerging Markets	ExchangeTradedFund	PEARL Equities Exchange	Equity
EEV	ProShares Trust ProShares UltraShort MSCI Emerging Markets	ExchangeTradedFund	PEARL Equities Exchange	Equity
EEX	Emerald Holding, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
EFA	iShares Trust iShares MSCI EAFE ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EFAD	ProShares MSCI EAFE Dividend Growers ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EFAS	Global X MSCI SuperDividend EAFE ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EFAV	iShares MSCI EAFE Min Vol Factor ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EFAX	SPDR Index Shares Funds SPDR MSCI EAFE Fossil Fuel Reserves Free ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EFC	Ellington Financial Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
EFCpA	Ellington Financial Inc. 6.750% Series A Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
EFG	iShares MSCI EAFE Growth ETF MSCI GRW IDX	ExchangeTradedFund	PEARL Equities Exchange	Equity
EFIV	SPDR Series Trust SPDR S&P 500 ESG ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EFNL	iShares MSCI Finland ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EFO	ProShares Trust ProShares Ultra MSCI EAFE	ExchangeTradedFund	PEARL Equities Exchange	Equity
EFOI	Energy Focus Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
EFR	Eaton Vance Senior Floating-Rate Trust Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
EFSC	Enterprise Financial Services Corporation COM USD.01	CommonStock	PEARL Equities Exchange	Equity
EFT	Eaton Vance Floating-Rate Income Trust Common Shares of Beneficial Interest, $0.01 par value	Fund	PEARL Equities Exchange	Equity
EFU	ProShares Trust ProShares UltraShort MSCI EAFE	ExchangeTradedFund	PEARL Equities Exchange	Equity
EFV	iShares MSCI EAFE Value ETF MSCI VAL IDX	ExchangeTradedFund	PEARL Equities Exchange	Equity
EFX	Equifax Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
EFZ	ProShares Trust ProShares Short MSCI EAFE	ExchangeTradedFund	PEARL Equities Exchange	Equity
EGAN	eGain Corp COM USD.001	CommonStock	PEARL Equities Exchange	Equity
EGBN	Eagle Bancorp Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
EGHT	8x8 Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
EGO	Eldorado Gold Corporation Common Shares	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
EGP	EastGroup Properties Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
EGY	VAALCO Energy, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
EH	EHang Holdings Limited ADS	AdrCommon	PEARL Equities Exchange	Equity
EHC	Encompass Health Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
EHI	Western Asset Global High Income Fund Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
EHTH	eHealth Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
EIC	Eagle Point Income Company Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
EIDO	iShares Trust iShares MSCI Indonesia ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EIG	Employers Holdings, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
EIM	Eaton Vance Municipal Bond Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
EINC	VanEck ETF Trust VanEck Energy Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EIRL	iShares Trust iShares MSCI Ireland ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EIS	iShares Inc. iShares MSCI Israel ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EIX	Edison International Common Stock	CommonStock	PEARL Equities Exchange	Equity
EJAN	Innovator ETFs Trust Innovator Emerging Markets Power Buffer ETF - January	ExchangeTradedFund	PEARL Equities Exchange	Equity
EJUL	Innovator ETFs Trust Innovator Emerging Markets Power Buffer ETF - July	ExchangeTradedFund	PEARL Equities Exchange	Equity
EKSO	Ekso Bionics Holdings, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
EL	The Estee Lauder Companies Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
ELA	Envela Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
ELAN	Elanco Animal Health Incorporated Common Stock	CommonStock	PEARL Equities Exchange	Equity
ELC	Entergy Corporation Collateral Trust Mortgage Bonds, 4.875% Series due September 1, 2066	StructuredProduct	PEARL Equities Exchange	Equity
ELD	WisdomTree Trust WisdomTree Emerging Markets Local Debt Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
ELF	e.l.f. Beauty, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ELLO	Ellomay Capital Ltd. Ordinary shares	CommonStock	PEARL Equities Exchange	Equity
ELMD	Electromed Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ELP	Companhia Paranaense de Energia - COPEL American Depositary Shares (each representing four (4) Class B Preferred Shares)	AdrCommon	PEARL Equities Exchange	Equity
ELS	Equity Lifestyle Properties, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ELSE	Electro-Sensors Inc COM USD.1	CommonStock	PEARL Equities Exchange	Equity
ELTK	Eltek Ltd ORD NIS.6	CommonStock	PEARL Equities Exchange	Equity
EMB	iShares JP Morgan USD Emerging Markets Bond ETF JPM USD EMG MKT	ExchangeTradedFund	PEARL Equities Exchange	Equity
EMBD	Global X Funds Global X Emerging Markets Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EMCB	WisdomTree Emerging Markets Corporate Bond Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EMD	Western Asset Emerging Markets Debt Fund Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
EMDV	ProShares MSCI Emerging Markets Dividend Growers ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EME	EMCOR Group, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
EMF	Templeton Emerging Markets Fund Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
EMGF	iShares Emerging Markets Equity Factor ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EMHY	iShares J.P. Morgan EM High Yield Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EMIF	iShares Emerging Markets Infrastructure ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EML	Eastern Co (The) COM USD10	CommonStock	PEARL Equities Exchange	Equity
EMLC	VanEck ETF Trust VanEck J. P. Morgan EM Local Currency Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	**Security Name**	**Security Class**	**Listed Exchange**	**Instrument Type**
EMLP	First Trust Exchange-Traded Fund IV First Trust North American Energy Infrastructure Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
EMMF	WisdomTree Trust WisdomTree Emerging Markets Multifactor Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
EMN	Eastman Chemical Company Common Stock	CommonStock	PEARL Equities Exchange	Equity
EMNT	PIMCO ETF Trust PIMCO Enhanced Short Maturity Active ESG Exchange-Traded Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
EMO	ClearBridge Energy Midstream Opportunity Fund Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
EMP	Entergy Corporation First Mortgage Bonds, 4.90% Series Due October 1, 2066	CommonStock	PEARL Equities Exchange	Equity
EMQQ	Exchange Traded Concepts Trust EMQQ The Emerging Markets Internet ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EMR	Emerson Electric Co. Common Stock	CommonStock	PEARL Equities Exchange	Equity
EMTL	SPDR DoubleLine Emerging Markets Fixed Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EMTY	ProShares Trust ProShares Decline of the Retail Store ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EMX	EMX Royalty Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
EMXC	iShares MSCI Emerging Markets ex China ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EMXF	iShares ESG Advanced MSCI EM ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ENB	Enbridge Inc. Common Shares	CommonStock	PEARL Equities Exchange	Equity
ENFR	ALPS ETF Trust Alerian Energy Infrastructure ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ENIC	Enel Chile S.A. American Depositary Shares (Each representing 50 shares of Common Stock)	AdrCommon	PEARL Equities Exchange	Equity
ENJ	Entergy Corporation First Mortgage Bonds, 5.0% Series due December 1, 2052	StructuredProduct	PEARL Equities Exchange	Equity
ENLV	Enlivex Therapeutics Ltd COM	CommonStock	PEARL Equities Exchange	Equity
ENO	Entergy Corporation First Mortgage Bonds, 5.50% Series due April 1, 2066	StructuredProduct	PEARL Equities Exchange	Equity
ENOR	iShares MSCI Norway ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ENPH	Enphase Energy Inc COM USD.00001	CommonStock	PEARL Equities Exchange	Equity
ENR	Energizer Holdings, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ENS	EnerSys Common Stock	CommonStock	PEARL Equities Exchange	Equity
ENSG	Ensign Group Inc (The) COM USD.001	CommonStock	PEARL Equities Exchange	Equity
ENTA	Enanta Pharmaceuticals Inc COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
ENTG	Entegris Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
ENTX	Entera Bio Ltd COM	CommonStock	PEARL Equities Exchange	Equity
ENVA	Enova International, Inc Common Stock	CommonStock	PEARL Equities Exchange	Equity
ENX	Eaton Vance New York Municipal Bond Fund Common Shares of Beneficial Interest Par Value $.01	Fund	PEARL Equities Exchange	Equity
ENZL	iShares MSCI New Zealand ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EOD	Allspring Global Dividend Opportunity Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
EOG	EOG Resources, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
EOI	Eaton Vance Enhanced Equity Income Fund Common Shares of Beneficial Interest, $0.01 par value	Fund	PEARL Equities Exchange	Equity
EOLS	Evolus Inc COM	CommonStock	PEARL Equities Exchange	Equity
EOS	Eaton Vance Enhanced Equity Income Fund II Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
EOSE	Eos Energy Enterprises Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
EOT	Eaton Vance National Municipal Opportunities Trust Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
EPAC	Enerpac Tool Group Corp. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
EPAM	EPAM Systems, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
EPC	Edgewell Personal Care Company Common Stock	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
EPD	Enterprise Products Partners L.P. Common Units Representing Limited Partner Interests	CommonStock	PEARL Equities Exchange	Equity
EPHE	iShares Trust iShares MSCI Philippines ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EPI	WisdomTree Trust WisdomTree India Earnings Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
EPIX	ESSA Pharma Inc COM	CommonStock	PEARL Equities Exchange	Equity
EPM	Evolution Petroleum Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
EPOL	iShares Trust iShares MSCI Poland ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EPP	iShares Inc. iShares MSCI Pacific ex Japan ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EPpC	El Paso Energy Capital Trust I 4.75% Trust Convertible Preferred Securities	PreferredStock	PEARL Equities Exchange	Equity
EPR	EPR Properties Common Shares Of Beneficial Interest	CommonStock	PEARL Equities Exchange	Equity
EPRF	Innovator S&P Investment Grade Preferred ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EPRpC	EPR Properties 5.75% Series C Cumulative Convertible Preferred Shares	PreferredStock	PEARL Equities Exchange	Equity
EPRpE	EPR Properties 9.00% Series E Cumulative Convertible Preferred Shares	PreferredStock	PEARL Equities Exchange	Equity
EPRpG	EPR Properties 5.750% Series G Cumulative Redeemable Preferred Shares	PreferredStock	PEARL Equities Exchange	Equity
EPRT	Essential Properties Realty Trust, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
EPS	WisdomTree Trust WisdomTree U.S. LargeCap Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
EPSN	Epsilon Energy Ltd COM	CommonStock	PEARL Equities Exchange	Equity
EPU	iShares Trust iShares MSCI Peru and Global Exposure ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EPV	ProShares Trust ProShares UltraShort FTSE Europe	ExchangeTradedFund	PEARL Equities Exchange	Equity
EQ	Equillium Inc COM	CommonStock	PEARL Equities Exchange	Equity
EQAL	Invesco Exchange-Traded Fund Trust II Invesco Russell 1000 Equal Weight ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EQBK	Equity Bancshares, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
EQH	Equitable Holdings, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
EQHpA	Equitable Holdings, Inc. Depositary Shares, each representing a 1/1000th interest in a share of Fixed Rate Noncumulative Perpetual Preferred Stock, Series A	PreferredStock	PEARL Equities Exchange	Equity
EQIX	Equinix Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
EQL	ALPS ETF Trust ALPS Equal Sector Weight ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EQNR	Equinor ASA American Depositary Shares (Each Representing One Ordinary Share, nominal value NOK 2.50 per share)	AdrCommon	PEARL Equities Exchange	Equity
EQR	Equity Residential Common Shares of Beneficial Interest	CommonStock	PEARL Equities Exchange	Equity
EQRR	ProShares Equities for Rising Rates ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EQS	Equus Total Return, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
EQT	EQT Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
EQWL	Invesco Exchange-Traded Fund Trust Invesco S&P 100 Equal Weight ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EQX	Equinox Gold Corp. Common Shares, no par value	CommonStock	PEARL Equities Exchange	Equity
ERC	Allspring Multi-Sector Income Fund Common Stock	Fund	PEARL Equities Exchange	Equity
ERH	Allspring Utilities and High Income Fund Common Shares	Fund	PEARL Equities Exchange	Equity
ERIC	Telefonaktiebolaget LM Ericsson (publ) CL B ADR	AdrCommon	PEARL Equities Exchange	Equity
ERIE	Erie Indemnity Co CL A COM NPV	CommonStock	PEARL Equities Exchange	Equity
ERII	Energy Recovery Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
ERJ	Embraer S.A. American Depositary Shares (Each representing Four Common Shares)	AdrCommon	PEARL Equities Exchange	Equity
ERX	Direxion Shares ETF Trust Direxion Daily Energy Bull 2X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
ERY	Direxion Shares ETF Trust Direxion Daily Energy Bear 2X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
ES	Eversource Energy Common Shares	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
ESBA	Empire State Realty OP, L.P. Series ES Operating Partnership Units Representing Limited Partnership Interests	Unit	PEARL Equities Exchange	Equity
ESCA	Escalade Inc COM USD1	CommonStock	PEARL Equities Exchange	Equity
ESE	ESCO Technologies Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ESEA	Euroseas Ltd ORD SHS	CommonStock	PEARL Equities Exchange	Equity
ESG	FlexShares STOXX US ESG Select Index Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ESGD	iShares ESG Aware MSCI EAFE ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ESGE	iShares Inc - iShares ESG Aware MSCI EM ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ESGG	FlexShares STOXX Global ESG Select Index Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ESGR	Enstar Group Limited ORD	CommonStock	PEARL Equities Exchange	Equity
ESGRO	Enstar Group Limited 7% DP RP PFD E	PreferredStock	PEARL Equities Exchange	Equity
ESGRP	Enstar Group Limited DEP SHS PFD D	Unknown	PEARL Equities Exchange	Equity
ESGU	iShares Trust - iShares ESG Aware MSCI USA ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ESGV	Vanguard World Fund - Vanguard ESG U.S. Stock ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ESI	Element Solutions Inc Common Stock	CommonStock	PEARL Equities Exchange	Equity
ESLT	Elbit Systems Ltd ORD NIS1	CommonStock	PEARL Equities Exchange	Equity
ESML	iShares ESG Aware MSCI USA Small-Cap ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ESNT	Essent Group Ltd. Common Shares	CommonStock	PEARL Equities Exchange	Equity
ESP	Espey Mfg. & Electronics Corp Common Stock	CommonStock	PEARL Equities Exchange	Equity
ESPO	VanEck Video Gaming and eSports ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ESPR	Esperion Therapeutics Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
ESQ	Esquire Financial Holdings Inc COM 0.01USD	CommonStock	PEARL Equities Exchange	Equity
ESRT	Empire State Realty Trust, Inc. Class A Common Stock, $0.01 par value per share	CommonStock	PEARL Equities Exchange	Equity
ESS	Essex Property Trust, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ESSA	ESSA Bancorp Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
ESTA	Establishment Labs Holdings Inc COM	CommonStock	PEARL Equities Exchange	Equity
ESTC	Elastic N.V. Ordinary shares	CommonStock	PEARL Equities Exchange	Equity
ET	Energy Transfer LP Common Units representing limited partner interests	CommonStock	PEARL Equities Exchange	Equity
ETB	Eaton Vance Tax-Managed Buy-Write Income Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
ETG	Eaton Vance Tax-Advantaged Global Dividend Income Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
ETHO	Amplify ETF Trust Amplify Etho Climate Leadership U.S. ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ETIp	Entergy Corporation 5.375% Series A Preferred Stock, Cumulative, No Par Value	PreferredStock	PEARL Equities Exchange	Equity
ETJ	Eaton Vance Risk-Managed Diversified Equity Income Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
ETN	Eaton Corporation plc Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
ETNB	89bio Inc COM	CommonStock	PEARL Equities Exchange	Equity
ETO	Eaton Vance Tax-Advantaged Global Dividend Opportunities Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
ETON	Eton Pharmaceuticals Inc COM	CommonStock	PEARL Equities Exchange	Equity
ETR	Entergy Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
ETSY	Etsy Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
ETV	Eaton Vance Tax-Managed Buy-Write Opportunities Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
ETW	Eaton Vance Tax-Managed Global Buy-Write Opportunities Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
ETX	Eaton Vance Municipal Income 2028 Term Trust Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
ETY	Eaton Vance Tax-Managed Diversified Equity Income Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
EUDG	WisdomTree Trust WisdomTree Europe Quality Dividend Growth Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
EUDV	ProShares MSCI Europe Dividend Growers ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EUFN	iShares MSCI Europe Financials ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EUM	ProShares Trust ProShares Short MSCI Emerging Markets	ExchangeTradedFund	PEARL Equities Exchange	Equity
EUO	ProShares Trust II ProShares UltraShort Euro	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
EURL	Direxion Shares ETF Trust Direxion Daily FTSE Europe Bull 3x Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
EUSA	iShares Inc. iShares MSCI USA Equal Weighted ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EUSB	iShares Trust iShares ESG Advanced Total USD Bond Market ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EVC	Entravision Communications Corporation Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
EVER	EverQuote Inc COM Cl A	CommonStock	PEARL Equities Exchange	Equity
EVF	Eaton Vance Senior Income Trust Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
EVG	Eaton Vance Short Duration Diversified Income Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
EVGN	Evogene Ltd ORD NIS .02	CommonStock	PEARL Equities Exchange	Equity
EVH	Evolent Health, Inc Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
EVI	EVI Industries, Inc. Common Stock Par Value $.025	CommonStock	PEARL Equities Exchange	Equity
EVM	Eaton Vance California Municipal Bond Fund Common Shares of Beneficial Interest Par Value $.01	Fund	PEARL Equities Exchange	Equity
EVN	Eaton Vance Municipal Income Trust Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
EVOK	Evoke Pharma Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
EVR	Evercore Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
EVRG	Evergy Inc COM USD5	CommonStock	PEARL Equities Exchange	Equity
EVRI	Everi Holdings Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
EVT	Eaton Vance Tax-Advantaged Dividend Income Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
EVTC	EVERTEC, Inc. Common stock	CommonStock	PEARL Equities Exchange	Equity
EVV	Eaton Vance Limited Duration Income Fund Common Shares of Beneficial Interest Par Value $.01	Fund	PEARL Equities Exchange	Equity
EVX	VanEck ETF Trust VanEck Environmental Services ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EW	Edwards Lifesciences Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
EWA	iShares Inc. iShares MSCI Australia ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EWBC	East West Bancorp Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
EWC	iShares Inc. iShares MSCI Canada ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EWD	iShares Inc. iShares MSCI Sweden ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EWG	iShares Inc. iShares MSCI Germany ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EWH	iShares Inc. iShares MSCI Hong Kong ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EWI	iShares Inc. iShares MSCI Italy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EWJ	iShares Inc. iShares MSCI Japan ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EWJV	iShares Trust - iShares MSCI Japan Value ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EWK	iShares Inc. iShares MSCI Belgium ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EWL	iShares Inc. iShares MSCI Switzerland ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EWM	iShares Inc. iShares MSCI Malaysia ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EWN	iShares Inc. iShares MSCI Netherlands ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EWO	iShares Inc. iShares MSCI Austria ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EWP	iShares Inc. iShares MSCI Spain ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EWQ	iShares Inc. iShares MSCI France ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
EWS	iShares Inc. iShares MSCI Singapore ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EWT	iShares Inc. iShares MSCI Taiwan ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EWU	iShares Trust iShares MSCI United Kingdom ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EWUS	iShares MSCI United Kingdom Small-Cap ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EWV	ProShares Trust ProShares UltraShort MSCI Japan	ExchangeTradedFund	PEARL Equities Exchange	Equity
EWW	iShares Inc. iShares MSCI Mexico ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EWX	SPDR Index Shares Funds SPDR S&P Emerging Markets Small Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EWY	iShares Inc. iShares MSCI South Korea ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EWZ	iShares Inc. iShares MSCI Brazil ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EWZS	iShares MSCI Brazil Small-Cap ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EXAS	Exact Sciences Corporation COM USD.001	CommonStock	PEARL Equities Exchange	Equity
EXC	Exelon Corp COM NPV	CommonStock	PEARL Equities Exchange	Equity
EXEL	Exelixis Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
EXG	Eaton Vance Tax-Managed Global Diversified Equity Income Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
EXI	iShares Trust iShares Global Industrials ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EXK	Endeavour Silver Corp. Common Shares, no par value	CommonStock	PEARL Equities Exchange	Equity
EXLS	ExlService Holdings Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
EXP	Eagle Materials Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
EXPD	Expeditors International of Washington, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
EXPE	Expedia Group Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
EXPI	eXp World Holdings Inc COM	CommonStock	PEARL Equities Exchange	Equity
EXPO	Exponent Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
EXR	Extra Space Storage Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
EXTR	Extreme Networks Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
EYE	National Vision Holdings Inc COM	CommonStock	PEARL Equities Exchange	Equity
EYLD	Cambria Emerging Shareholder Yield ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EYPT	EyePoint Pharmaceuticals Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
EZA	iShares Inc. iShares MSCI South Africa ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
EZJ	ProShares Trust ProShares Ultra MSCI Japan	ExchangeTradedFund	PEARL Equities Exchange	Equity
EZM	WisdomTree Trust WisdomTree U.S. MidCap Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
EZPW	EZCORP Inc CL A COM USD.01 NVTG	CommonStock	PEARL Equities Exchange	Equity
EZU	iShares MSCI Eurozone ETF MSCI EMU INDEX	ExchangeTradedFund	PEARL Equities Exchange	Equity
F	Ford Motor Company Common Stock	CommonStock	PEARL Equities Exchange	Equity
FAAR	First Trust Alternative Absolute Return Strategy ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FAB	First Trust Multi Cap Value AlphaDEX Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FAD	First Trust Multi Cap Growth AlphaDEX Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FAF	First American Financial Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
FALN	iShares Fallen Angels USD Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FAMI	Farmmi Inc ORD USD2.4	CommonStock	PEARL Equities Exchange	Equity
FAN	First Trust Exchange-Traded Fund II First Trust Global Wind Energy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FANG	Diamondback Energy Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
FARM	Farmer Bros Co COM USD1	CommonStock	PEARL Equities Exchange	Equity
FARO	FARO Technologies Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
FAS	Direxion Shares ETF Trust Direxion Daily Financial Bull 3X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
FAST	Fastenal Co COM USD.01	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
FAT	FAT Brands Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
FATBP	FAT Brands Inc PFD 8.25	PreferredStock	PEARL Equities Exchange	Equity
FATE	Fate Therapeutics Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
FAUG	FT Vest U.S. Equity Buffer ETF - August ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FAX	abrdn Asia-Pacific Income Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
FAZ	Direxion Shares ETF Trust Direxion Daily Financial Bear 3X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
FBCV	Fidelity Blue Chip Value ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FBIO	Fortress Biotech Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
FBIOP	Fortress Biotech Inc 9.375% CUM PFD A	PreferredStock	PEARL Equities Exchange	Equity
FBIZ	First Business Financial Services Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
FBK	FB Financial Corporation Common Stock, par value $1.00 per share	CommonStock	PEARL Equities Exchange	Equity
FBNC	First Bancorp/NC COM NPV	CommonStock	PEARL Equities Exchange	Equity
FBND	Fidelity Merrimack Street Trust Fidelity Total Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FBP	First BanCorp. Common Stock	CommonStock	PEARL Equities Exchange	Equity
FBRX	Forte Biosciences Inc COM	CommonStock	PEARL Equities Exchange	Equity
FBT	First Trust Exchange-Traded Fund First Trust NYSE Arca Biotechnology Index Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
FBZ	First Trust Brazil AlphaDEX Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FC	Franklin Covey Co. Common Stock	CommonStock	PEARL Equities Exchange	Equity
FCA	First Trust China AlphaDEX Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FCAL	First Trust California Municipal High Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FCAP	First Capital Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
FCBC	First Community Bancshares Inc COM USD1	CommonStock	PEARL Equities Exchange	Equity
FCCO	First Community Corp COM USD1.	CommonStock	PEARL Equities Exchange	Equity
FCEF	First Trust Income Opportunities ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FCEL	FuelCell Energy Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
FCF	First Commonwealth Financial Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
FCFS	FirstCash Holdings Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
FCG	First Trust Exchange-Traded Fund First Trust Natural Gas ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FCN	FTI Consulting, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
FCNCA	First Citizens BancShares Inc CL A COM USD1	CommonStock	PEARL Equities Exchange	Equity
FCNCP	First Citizens BancShares Inc 5.375 DEP PFD A	PreferredStock	PEARL Equities Exchange	Equity
FCO	abrdn Global Income Fund Inc Common Stock	Fund	PEARL Equities Exchange	Equity
FCOM	Fidelity Covington Trust Fidelity MSCI Communication Services Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FCOR	Fidelity Merrimack Street Trust Fidelity Corporate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FCPI	Fidelity Stocks for Inflation ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FCPT	Four Corners Property Trust, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
FCT	First Trust Senior Floating Rate Income Fund II Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
FCTR	First Trust Lunt U.S. Factor Rotation ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FCVT	First Trust SSI Strategic Convertible Securities ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FCX	Freeport-McMoRan Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
FDBC	Fidelity D & D Bancorp Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
FDD	First Trust Exchange-Traded Fund II First Trust STOXX European Select Dividend Index Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
FDEM	Fidelity Emerging Markets Multifactor ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FDEV	Fidelity International Multifactor ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
FDG	American Century ETF Trust American Century Focused Dynamic Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FDHY	Fidelity Covington Trust Fidelity Enhanced High Yield ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FDIS	Fidelity Covington Trust Fidelity MSCI Consumer Discretionary Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FDL	First Trust Exchange-Traded Fund First Trust Morningstar Dividend Leaders Index Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
FDLO	Fidelity Covington Trust Fidelity Low Volatility Factor ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FDM	First Trust Exchange-Traded Fund First Trust Dow Jones Select MicroCap Index Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
FDMO	Fidelity Covington Trust Fidelity Momentum Factor ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FDN	First Trust Exchange-Traded Fund First Trust Dow Jones Internet Index Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
FDNI	First Trust Exchange-Traded Fund II - Dow Jones International Internet ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FDP	Fresh Del Monte Produce Inc. Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
FDRR	Fidelity Covington Trust Fidelity Dividend ETF for Rising Rates	ExchangeTradedFund	PEARL Equities Exchange	Equity
FDS	FactSet Research Systems Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
FDT	First Trust Developed Markets Ex-US AlphaDEX Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FDTS	First Trust Developed Markets ex-US Small Cap AlphaDEX Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FDUS	Fidus Investment Corp COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
FDVV	Fidelity Covington Trust Fidelity High Dividend ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FDX	FedEx Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
FE	FirstEnergy Corp. Common Stock	CommonStock	PEARL Equities Exchange	Equity
FEDU	Four Seasons Education (Cayman) Inc. American Depositary Shares, each representing ten (10) Ordinary Shares	AdrCommon	PEARL Equities Exchange	Equity
FEIM	Frequency Electronics Inc. COM USD1	CommonStock	PEARL Equities Exchange	Equity
FELE	Franklin Electric Co Inc COM USD.1	CommonStock	PEARL Equities Exchange	Equity
FEM	First Trust Emerging Markets AlphaDEX Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FEMB	First Trust Emerging Markets Local Currency Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FEMS	First Trust Emerging Markets Small Cap AlphaDEX Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FENC	Fennec Pharmaceuticals Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
FENG	Phoenix New Media Limited American Depositary Shares (each representing forty-eight (48) Class A Ordinary Shares)	AdrCommon	PEARL Equities Exchange	Equity
FENY	Fidelity Covington Trust Fidelity MSCI Energy Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FEP	First Trust Europe AlphaDEX Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FET	Forum Energy Technologies Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
FEUZ	First Trust Eurozone AlphaDEX ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FEX	First Trust Large Cap Core AlphaDEX Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FEZ	SPDR Index Shares Funds SPDR EURO STOXX 50 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FF	FutureFuel Corp. Common Stock	CommonStock	PEARL Equities Exchange	Equity
FFA	First Trust Enhanced Equity Income Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
FFBC	First Financial Bancorp. COM NPV	CommonStock	PEARL Equities Exchange	Equity
FFC	Flaherty & Crumrine Preferred and Income Securities Fund Incorporated Common Stock	Fund	PEARL Equities Exchange	Equity
FFEB	FT Vest US Equity Buffer ETF - February ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FFIC	Flushing Financial Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
FFIN	First Financial Bankshares Inc COM USD10	CommonStock	PEARL Equities Exchange	Equity
FFIU	Spinnaker ETF Series UVA Unconstrained Medium-Term Fixed Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FFIV	F5 Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
FFTY	Innovator ETFs Trust Innovator IBD 50 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
FFWM	First Foundation Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
FGB	First Trust Specialty Finance and Financial Opportunities Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
FGBI	First Guaranty Bancshares Inc COM USD1.	CommonStock	PEARL Equities Exchange	Equity
FGD	First Trust Exchange-Traded Fund II First Trust Dow Jones Global Select Dividend Index Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
FGEN	FibroGen Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
FGM	First Trust Germany AlphaDEX Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FHB	First Hawaiian Inc COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
FHI	Federated Hermes, Inc. Class B Common Stock	CommonStock	PEARL Equities Exchange	Equity
FHLC	Fidelity Covington Trust Fidelity MSCI Health Care Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FHN	First Horizon Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
FHNpB	First Horizon Corporation Depositary Shares, each representing a 1/400th interest in a share of Non-Cumulative Perpetual Preferred Stock, Series B	PreferredStock	PEARL Equities Exchange	Equity
FHNpC	First Horizon Corporation Depositary Shares, each representing a 1/400th interest in a share of Non-Cumulative Perpetual Preferred Stock, Series C	PreferredStock	PEARL Equities Exchange	Equity
FHNpE	First Horizon Corporation Depositary Shares, each representing a 1/4,000th interest in a share of Non-Cumulative Perpetual Preferred Stock, Series E	PreferredStock	PEARL Equities Exchange	Equity
FHTX	Foghorn Therapeutics Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
FIBK	First Interstate BancSystem Inc COM USD0.00001	CommonStock	PEARL Equities Exchange	Equity
FIBR	iShares U.S. Fixed Income Balanced Risk Systematic ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FICO	Fair Isaac Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
FID	First Trust S&P International Dividend Aristocrats ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FIDI	Fidelity Covington Trust Fidelity International High Dividend ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FIDU	Fidelity Covington Trust Fidelity MSCI Industrials Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FILL	iShares Inc. iShares MSCI Global Energy Producers ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FINS	Angel Oak Financial Strategies Income Term Trust Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
FINV	FinVolution Group American depositary shares, each representing five Class A ordinary shares	AdrCommon	PEARL Equities Exchange	Equity
FINX	Global X FinTech ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FIS	Fidelity National Information Services, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
FISI	Financial Institutions Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
FISK	Empire State Realty OP, L.P. Series 250 Operating Partnership Units Representing Limited Partnership Interests	Unit	PEARL Equities Exchange	Equity
FISR	SSGA Active Trust SPDR SSGA Fixed Income Sector Rotation ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FITB	Fifth Third Bancorp COM USD6.67	CommonStock	PEARL Equities Exchange	Equity
FITBI	Fifth Third Bancorp DEP 1/1000 PFD	AdrCommon	PEARL Equities Exchange	Equity
FITBO	Fifth Third Bancorp DP SHS PFD K	Unknown	PEARL Equities Exchange	Equity
FITBP	Fifth Third Bancorp 6% NCUM PFD B	PreferredStock	PEARL Equities Exchange	Equity
FITE	SPDR Series Trust SPDR S&P Kensho Future Security ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FIVA	Fidelity Covington Trust Fidelity International Value Factor ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FIVE	Five Below Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
FIVN	Five9 Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
FIW	First Trust Exchange-Traded Fund First Trust Water ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FIX	Comfort Systems USA, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
FIXD	First Trust Smith Opportunistic Fixed Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FIZZ	National Beverage Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
FJP	First Trust Japan AlphaDEX Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FJUL	FT Vest US Equity Buffer ETF - July ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FJUN	FT Vest US Equity Buffer ETF - June ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FKU	First Trust United Kingdom AlphaDEX Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLAU	Franklin Templeton ETF Trust Franklin FTSE Australia ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLAX	Franklin Templeton ETF Trust Franklin FTSE Asia ex-Japan ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLBL	Franklin Senior Loan ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLBR	Franklin Templeton ETF Trust Franklin FTSE Brazil ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLC	Flaherty & Crumrine Total Return Fund Incorporated Common Stock	Fund	PEARL Equities Exchange	Equity
FLCA	Franklin Templeton ETF Trust Franklin FTSE Canada ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLCB	Franklin Templeton ETF Trust Franklin U.S. Core Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLCH	Franklin Templeton ETF Trust Franklin FTSE China ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLCO	Franklin Templeton ETF Trust Franklin Investment Grade Corporate ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLDR	Fidelity Low Duration Bond Factor ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLEE	Franklin Templeton ETF Trust Franklin FTSE Europe ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLEX	Flex Ltd ORD USD.01	CommonStock	PEARL Equities Exchange	Equity
FLGB	Franklin Templeton ETF Trust Franklin FTSE United Kingdom ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLGR	Franklin Templeton ETF Trust Franklin FTSE Germany ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLGT	Fulgent Genetics Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
FLGV	Franklin Templeton ETF Trust Franklin U.S. Treasury Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLHK	Franklin Templeton ETF Trust Franklin FTSE Hong Kong ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLHY	Franklin High Yield Corporate ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLIA	Franklin International Aggregate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLIN	Franklin Templeton ETF Trust Franklin FTSE India ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLJH	Franklin Templeton ETF Trust Franklin FTSE Japan Hedged ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLJP	Franklin Templeton ETF Trust Franklin FTSE Japan ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLKR	Franklin Templeton ETF Trust Franklin FTSE South Korea ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLL	Full House Resorts Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
FLLA	Franklin Templeton ETF Trust Franklin FTSE Latin America ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLMB	Franklin Templeton ETF Trust Franklin Municipal Green Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLMI	Franklin Templeton ETF Trust Franklin Dynamic Municipal Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLMX	Franklin Templeton ETF Trust Franklin FTSE Mexico ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLN	First Trust Latin America AlphaDEX Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLNG	FLEX LNG Ltd. Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
FLNT	Fluent Inc COM USD.0005	CommonStock	PEARL Equities Exchange	Equity
FLO	Flowers Foods, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
FLOT	iShares Floating Rate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLQL	Franklin US Large Cap Multifactor Index ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLQM	Franklin U.S. Mid Cap Multifactor Index ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLQS	Franklin US Small Cap Multifactor Index ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLR	Fluor Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
FLRG	Fidelity Covington Trust Fidelity U.S. Multifactor ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLRN	SPDR Series Trust SPDR Bloomberg Investment Grade Floating Rate ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLRT	Pacer Funds Trust Pacer Pacific Asset Floating Rate High Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
FLS	Flowserve Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
FLSA	Franklin Templeton ETF Trust Franklin FTSE Saudi Arabia ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLSP	Franklin Templeton ETF Trust Franklin Systematic Style Premia ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLSW	Franklin Templeton ETF Trust Franklin FTSE Switzerland ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLTB	Fidelity Merrimack Street Trust Fidelity Limited Term Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLTR	VanEck ETF Trust VanEck IG Floating Rate ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLTW	Franklin Templeton ETF Trust Franklin FTSE Taiwan ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLUD	Franklin Templeton ETF Trust Franklin Ultra Short Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLUX	Flux Power Holdings Inc COM	CommonStock	PEARL Equities Exchange	Equity
FLV	American Century ETF Trust American Century Focused Large Cap Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FLWS	1-800-FLOWERS.COM Inc CL A COM USD.01	CommonStock	PEARL Equities Exchange	Equity
FLXS	Flexsteel Industries Inc COM USD1	CommonStock	PEARL Equities Exchange	Equity
FMAO	Farmers & Merchants Bancorp Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
FMAT	Fidelity Covington Trust Fidelity MSCI Materials Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FMAY	FT Vest US Equity Buffer ETF - May ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FMB	First Trust Managed Municipal ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FMBH	First Mid Bancshares Inc COM USD4.	CommonStock	PEARL Equities Exchange	Equity
FMC	FMC Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
FMF	First Trust Exchange-Traded Fund V First Trust Managed Futures Strategy Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
FMHI	First Trust Exchange-Traded Fund III - First Trust Municipal High Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FMN	Federated Hermes Premier Municipal Income Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
FMNB	Farmers National Banc Corp/OH COM USD2.5	CommonStock	PEARL Equities Exchange	Equity
FMS	Fresenius Medical Care AG American Depositary Shares (Each representing 1/2 of an Ordinary Share)	AdrCommon	PEARL Equities Exchange	Equity
FMX	Fomento Económico Mexicano, S.A.B. de C.V. American Depositary Shares (Each rep 10 Units consisting of 10 ser B sh, 20 ser D-B sh and 20 Ser D-L sh	AdrCommon	PEARL Equities Exchange	Equity
FMY	First Trust Mortgage Income Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
FN	Fabrinet Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
FNB	F.N.B. Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
FNCL	Fidelity Covington Trust Fidelity MSCI Financials Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FND	Floor & Decor Holdings, Inc. Class A Common Stock, $0.001 par value per share	CommonStock	PEARL Equities Exchange	Equity
FNDA	Schwab Strategic Trust Schwab Fundamental U.S. Small Company ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FNDB	Schwab Strategic Trust Schwab Fundamental U.S. Broad Market ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FNDC	Schwab Strategic Trust Schwab Fundamental International Small Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FNDE	Schwab Strategic Trust Schwab Fundamental Emerging Markets Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FNDF	Schwab Strategic Trust Schwab Fundamental International Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FNDX	Schwab Strategic Trust Schwab Fundamental U.S. Large Company ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FNF	Fidelity National Financial, Inc. FNF Group Common Stock	CommonStock	PEARL Equities Exchange	Equity
FNGD	Bank of Montreal MicroSectors FANG+ Index -3X Inverse Leveraged ETNs due January 8, 2038	ExchangeTradedNote	PEARL Equities Exchange	Equity
FNGO	Bank of Montreal MicroSectors FANG+ Index 2X Leveraged ETNs due January 8, 2038	ExchangeTradedNote	PEARL Equities Exchange	Equity
FNGS	Bank of Montreal MicroSectors FANG+ ETN	ExchangeTradedNote	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
FNK	First Trust Mid Cap Value AlphaDEX Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FNKO	Funko Inc CL A COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
FNLC	First Bancorp Inc/ME (The) COM USD.01	CommonStock	PEARL Equities Exchange	Equity
FNOV	FT Vest US Equity Buffer ETF - November ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FNV	Franco-Nevada Corporation Common Shares	CommonStock	PEARL Equities Exchange	Equity
FNWB	First Northwest Bancorp COM	CommonStock	PEARL Equities Exchange	Equity
FNX	First Trust Mid Cap Core AlphaDEX Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FNY	First Trust Mid Cap Growth AlphaDEX Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FOCT	FT Vest US Equity Buffer ETF - October ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FOF	Cohen & Steers Closed-End Opportunity Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
FOLD	Amicus Therapeutics Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
FONR	Fonar Corp COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
FOR	Forestar Group Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
FORD	Forward Industries Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
FORM	FormFactor Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
FORR	Forrester Research Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
FORTY	Formula Systems (1985) Ltd SPON ADR	AdrCommon	PEARL Equities Exchange	Equity
FOSL	Fossil Group Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
FOUR	Shift4 Payments, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
FOVL	iShares Trust iShares Focused Value Factor ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FOX	Fox Corp COM CL B	CommonStock	PEARL Equities Exchange	Equity
FOXA	Fox Corp COM CL A	CommonStock	PEARL Equities Exchange	Equity
FOXF	Fox Factory Holding Corp COM USD.001	CommonStock	PEARL Equities Exchange	Equity
FPA	First Trust Asia Pacific Ex-Japan AlphaDEX Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FPAY	FlexShopper Inc COM	CommonStock	PEARL Equities Exchange	Equity
FPE	First Trust Exchange-Traded Fund III First Trust Preferred Securities and Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FPEI	First Trust Exchange-Traded Fund III First Trust Institutional Preferred Securities and Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FPF	First Trust Intermediate Duration Preferred & Income Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
FPH	Five Point Holdings, LLC Class A Common Shares	CommonStock	PEARL Equities Exchange	Equity
FPI	Farmland Partners Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
FPX	First Trust Exchange-Traded Fund First Trust US Equity Opportunities ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FPXE	First Trust Exchange-Traded Fund II - First Trust IPOX Europe Equity Opportunities ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FPXI	First Trust International Equity Opportunities ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FpB	Ford Motor Company 6.20% Notes due June 1, 2059	StructuredProduct	PEARL Equities Exchange	Equity
FpC	Ford Motor Company 6.000% Notes due December 1, 2059	StructuredProduct	PEARL Equities Exchange	Equity
FQAL	Fidelity Covington Trust Fidelity Quality Factor ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FR	First Industrial Realty Trust, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
FRA	BlackRock Floating Rate Income Strategies Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
FRAF	Franklin Financial Services Corp COM NPV	CommonStock	PEARL Equities Exchange	Equity
FRBA	First Bank COM USD5	CommonStock	PEARL Equities Exchange	Equity
FRD	Friedman Industries Inc COM USD1	CommonStock	PEARL Equities Exchange	Equity
FRDM	Freedom 100 Emerging Markets ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FREL	Fidelity Covington Trust Fidelity MSCI Real Estate Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FRHC	Freedom Holding Corp COM USD.001	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
FRI	First Trust Exchange-Traded Fund First Trust S&P REIT Index Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
FRME	First Merchants Corp COM NPV	CommonStock	PEARL Equities Exchange	Equity
FRO	Frontline Plc Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
FROG	JFrog Ltd COM.USD.01	CommonStock	PEARL Equities Exchange	Equity
FRPH	FRP Holdings Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
FRPT	Freshpet Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
FRSX	Foresight Autonomous Holdings Ltd ADR	AdrCommon	PEARL Equities Exchange	Equity
FRT	Federal Realty Investment Trust Common Shares of Beneficial Interest	CommonStock	PEARL Equities Exchange	Equity
FRTpC	Federal Realty Investment Trust Depository Shares, each representing a 1/1000th interest in a 5.000% Series C Cumulative Redeemable Preferred Share, par value $0.01 per share	PreferredStock	PEARL Equities Exchange	Equity
FSBW	FS Bancorp Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
FSEA	First Seacoast Bancorp Inc COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
FSEP	FT Vest US Equity Buffer ETF - September ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FSFG	First Savings Financial Group Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
FSI	Flexible Solutions International, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
FSK	FS KKR Capital Corp. Common Stock	CommonStock	PEARL Equities Exchange	Equity
FSLR	First Solar Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
FSLY	Fastly, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
FSM	Fortuna Mining Corp. Common Shares	CommonStock	PEARL Equities Exchange	Equity
FSMB	First Trust Exchange-Traded Fund III First Trust Short Duration Managed Municipal ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FSMD	Fidelity Covington Trust Fidelity Small-Mid Multifactor ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FSP	Franklin Street Properties Corp Common Stock	CommonStock	PEARL Equities Exchange	Equity
FSS	Federal Signal Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
FSTR	L.B. Foster Co COM USD.01	CommonStock	PEARL Equities Exchange	Equity
FSV	FirstService Corp COM	CommonStock	PEARL Equities Exchange	Equity
FSZ	First Trust Switzerland AlphaDEX Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FT	Franklin Universal Trust Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
FTA	First Trust Large Cap Value AlphaDEX Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FTAG	First Trust Indxx Global Agriculture ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FTAI	FTAI Aviation Ltd COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
FTC	First Trust Large Cap Growth AlphaDEX Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FTCS	First Trust Capital Strength ETF DB STRAT VAL INDX	ExchangeTradedFund	PEARL Equities Exchange	Equity
FTDR	Frontdoor Inc COM	CommonStock	PEARL Equities Exchange	Equity
FTEC	Fidelity Covington Trust Fidelity MSCI Information Technology Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FTEK	Fuel Tech Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
FTF	Franklin Limited Duration Income Trust Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
FTFT	Future FinTech Group Inc COM	CommonStock	PEARL Equities Exchange	Equity
FTGC	First Trust Exchange-Traded Fund VII - First Trust Global Tactical Commodity Strategy Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FTHI	First Trust BuyWrite Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FTHM	Fathom Holdings Inc COM	CommonStock	PEARL Equities Exchange	Equity
FTHY	First Trust High Yield Opportunities 2027 Term Fund Common Stock	Fund	PEARL Equities Exchange	Equity
FTI	TechnipFMC plc Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
FTK	Flotek Industries, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
FTLS	First Trust Exchange-Traded Fund III First Trust Long/Short Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FTNT	Fortinet Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
FTRI	First Trust Indxx Global Natural Resources Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FTS	Fortis Inc. Common Shares	CommonStock	PEARL Equities Exchange	Equity
FTSD	Franklin ETF Trust Franklin Short Duration U.S. Government ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FTSL	First Trust Senior Loan Fund ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FTSM	First Trust Exchange Traded Fund IV - First Trust Enhanced Short Maturity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FTV	Fortive Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
FTXG	First Trust Nasdaq Food & Beverage ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FTXH	First Trust Nasdaq Pharmaceuticals ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FTXL	First Trust Nasdaq Semiconductor ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FTXN	First Trust Nasdaq Oil & Gas ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FTXO	First Trust Nasdaq Bank ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FTXR	First Trust Nasdaq Transportation ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FUBO	fuboTV Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
FUL	H.B. Fuller Company Common Stock	CommonStock	PEARL Equities Exchange	Equity
FULC	Fulcrum Therapeutics Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
FULT	Fulton Financial Corp COM USD2.5	CommonStock	PEARL Equities Exchange	Equity
FULTP	Fulton Financial Corp DEP PER PFD SR A	Unknown	PEARL Equities Exchange	Equity
FUMB	First Trust Exchange-Traded Fund III First Trust Ultra Short Duration Municipal ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FUN	Six Flags Entertainment Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
FUNC	First United Corp COM NPV	CommonStock	PEARL Equities Exchange	Equity
FUND	Sprott Focus Trust Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
FUNL	CornerCap Fundametrics Large-Cap ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FURY	Fury Gold Mines Limited Common Shares	CommonStock	PEARL Equities Exchange	Equity
FUSB	First US Bancshares Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
FUTU	Futu Holdings Limited ADS	AdrCommon	PEARL Equities Exchange	Equity
FUTY	Fidelity Covington Trust Fidelity MSCI Utilities Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FV	First Trust Dorsey Wright Focus 5 ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FVAL	Fidelity Covington Trust Fidelity Value Factor ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FVC	First Trust Dorsey Wright Dynamic Focus 5 ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FVCB	FVCBankcorp Inc COM	CommonStock	PEARL Equities Exchange	Equity
FVD	First Trust Exchange-Traded Fund First Trust Value Line Dividend Index Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
FVRR	Fiverr International Ltd. Ordinary shares, no par value	CommonStock	PEARL Equities Exchange	Equity
FWONA	Formula One Group - The Liberty Media Group MEDIA COM SER A	CommonStock	PEARL Equities Exchange	Equity
FWONK	Formula One Group - The Liberty Media Group MEDIA COM SER C	CommonStock	PEARL Equities Exchange	Equity
FWRD	Forward Air Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
FXA	Invesco CurrencyShares Australian Dollar Trust Invesco CurrencyShares Australian Dollar Trust	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
FXB	Invesco CurrencyShares British Pound Sterling Trust Invesco CurrencyShares British Pound Sterling Trust	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
FXC	Invesco CurrencyShares Canadian Dollar Trust Invesco CurrencyShares Canadian Dollar Trust	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
FXD	First Trust Exchange-Traded AlphaDEX Fund First Trust Consumer Discretionary AlphaDEX Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
FXE	Invesco CurrencyShares Euro Currency Trust Invesco CurrencyShares Euro Trust	ExchangeTradedVehicle	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
FXF	Invesco CurrencyShares Swiss Franc Trust Invesco CurrencyShares Swiss Franc Trust	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
FXG	First Trust Exchange-Traded AlphaDEX Fund First Trust Consumer Staples AlphaDEX Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
FXH	First Trust Exchange-Traded AlphaDEX Fund First Trust Health Care AlphaDEX Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
FXI	iShares Trust iShares China Large-Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FXL	First Trust Exchange-Traded AlphaDEX Fund First Trust Technology AlphaDEX Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
FXN	First Trust Exchange-Traded AlphaDEX Fund First Trust Energy AlphaDEX Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
FXNC	First National Corp/VA COM USD5.	CommonStock	PEARL Equities Exchange	Equity
FXO	First Trust Exchange-Traded AlphaDEX Fund First Trust Financials AlphaDEX Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
FXP	ProShares Trust ProShares UltraShort FTSE China 50	ExchangeTradedFund	PEARL Equities Exchange	Equity
FXR	First Trust Exchange-Traded AlphaDEX Fund First Trust Industrials/Producer Durables AlphaDEX Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
FXU	First Trust Exchange-Traded AlphaDEX Fund First Trust Utilities AlphaDEX Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
FXY	Invesco CurrencyShares Japanese Yen Trust Invesco CurrencyShares Japanese Yen Trust	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
FXZ	First Trust Exchange-Traded AlphaDEX Fund First Trust Materials AlphaDEX Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
FYC	First Trust Small Cap Growth AlphaDEX Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FYLD	Cambria Foreign Shareholder Yield ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FYT	First Trust Small Cap Value AlphaDEX Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FYX	First Trust Small Cap Core AlphaDEX Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
G	Genpact Limited Common Share	CommonStock	PEARL Equities Exchange	Equity
GAA	Cambria Global Asset Allocation ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GAB	The Gabelli Equity Trust Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
GABC	German American Bancorp Inc COM USD10	CommonStock	PEARL Equities Exchange	Equity
GABpG	The Gabelli Equity Trust Inc. Series G Cumulative Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
GABpH	The Gabelli Equity Trust Inc. 5.00% Series H Cumulative Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
GABpK	The Gabelli Equity Trust Inc. 5.00% Series K Cumulative Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
GAIA	Gaia Inc CL A COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
GAIN	Gladstone Investment Corporation COM USD.001	CommonStock	PEARL Equities Exchange	Equity
GAL	SSGA Active Trust SPDR SSgA Global Allocation ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GALT	Galectin Therapeutics Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
GAM	General American Investors Company, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
GAMpB	General American Investors Company, Inc. 5.95% Cumulative Preferred Stock, Series B	PreferredStock	PEARL Equities Exchange	Equity
GAMR	Amplify ETF Trust Amplify Video Game Leaders ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GASS	StealthGas Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
GATX	GATX Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
GAU	Galiano Gold Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
GB	Global Blue Group Holding AG Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
GBAB	Guggenheim Taxable Municipal Bond & Investment Grade Debt Trust Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
GBCI	Glacier Bancorp, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
GBDC	Golub Capital BDC Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
GBF	iShares Trust iShares Government/Credit Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GBIL	Goldman Sachs ETF Trust Goldman Sachs Access Treasury 0-1 Year ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
GBIO	Generation Bio Co COM	CommonStock	PEARL Equities Exchange	Equity
GBLI	Global Indemnity Group, LLC Class A Common Shares	CommonStock	PEARL Equities Exchange	Equity
GBR	New Concept Energy Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
GBX	The Greenbrier Companies, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
GCBC	Greene County Bancorp Inc COM USD.1	CommonStock	PEARL Equities Exchange	Equity
GCC	WisdomTree Trust WisdomTree Enhanced Commodity Strategy Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
GCI	Gannett Co., Inc. Common Stock, par value $0.01 per share	CommonStock	PEARL Equities Exchange	Equity
GCMG	GCM Grosvenor Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
GCO	GENESCO Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
GCOR	Goldman Sachs ETF Trust Goldman Sachs Access U.S. Aggregate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GCOW	Pacer Global Cash Cows Dividend ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GCV	The Gabelli Convertible and Income Securities Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
GD	General Dynamics Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
GDDY	GoDaddy Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
GDEN	Golden Entertainment Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
GDL	GDL Fund, The Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
GDMA	EA Series Trust - Gadsden Dynamic Multi-Asset ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GDO	Western Asset Global Corporate Opportunity Fund Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
GDOT	Green Dot Corporation Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
GDRX	GoodRx Holdings Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
GDS	GDS Holdings Limited ADR	AdrCommon	PEARL Equities Exchange	Equity
GDV	The Gabelli Dividend & Income Trust Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
GDVpH	The Gabelli Dividend & Income Trust 5.375% Series H Cumulative Preferred Shares	PreferredStock	PEARL Equities Exchange	Equity
GDX	VanEck ETF Trust VanEck Gold Miners ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GDXJ	VanEck ETF Trust VanEck Junior Gold Miners ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GDYN	Grid Dynamics Holdings Inc COM	CommonStock	PEARL Equities Exchange	Equity
GE	GE Aerospace Common Stock	CommonStock	PEARL Equities Exchange	Equity
GECC	Great Elm Capital Corp COM	CommonStock	PEARL Equities Exchange	Equity
GEF	Greif, Inc. Class A common stock	CommonStock	PEARL Equities Exchange	Equity
GEF.B	Greif, Inc. Class B Common Stock	CommonStock	PEARL Equities Exchange	Equity
GEL	Genesis Energy, L.P. Common Units representing limited partner interests	CommonStock	PEARL Equities Exchange	Equity
GEM	Goldman Sachs ETF Trust Goldman Sachs ActiveBeta Emerging Markets Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GENC	Gencor Industries, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
GEO	The GEO Group, Inc. Common Stock, par value $0.01 per share	CommonStock	PEARL Equities Exchange	Equity
GEOS	Geospace Technologies Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
GERN	Geron Corp COM USD.001	CommonStock	PEARL Equities Exchange	Equity
GES	Guess ?, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
GEVO	Gevo Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
GF	The New Germany Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
GFF	Griffon Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
GFI	Gold Fields Limited American Depositary Shares (Each representing one ordinary share, par value Rand 0.50)	AdrCommon	PEARL Equities Exchange	Equity
GFL	GFL Environmental Inc. Subordinate Voting Shares	CommonStock	PEARL Equities Exchange	Equity
GGAL	Grupo Financiero Galicia Sa, Buenos Aires SP ADR 10 SH B	AdrCommon	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
GGB	Gerdau S.A. American Depositary Shares (Each Representing One Preferred Share, without par value)	AdrCommon	PEARL Equities Exchange	Equity
GGG	Graco Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
GGN	GAMCO Global Gold, Natural Resources & Income Trust Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
GGNpB	GAMCO Global Gold, Natural Resources & Income Trust 5.00% Series B Cumulative Preferred Shares (Liquidation Preference $25.00 per share)	PreferredStock	PEARL Equities Exchange	Equity
GGT	The Gabelli Multimedia Trust Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
GGTpE	The Gabelli Multimedia Trust Inc. 5.125% Series E Cumulative Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
GGTpG	The Gabelli Multimedia Trust Inc. 5.125% Series G Cumulative Preferred Shares	PreferredStock	PEARL Equities Exchange	Equity
GGZ	The Gabelli Global Small and Mid Cap Value Trust Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
GH	Guardant Health Inc COM	CommonStock	PEARL Equities Exchange	Equity
GHC	Graham Holdings Company Class B Common Stock	CommonStock	PEARL Equities Exchange	Equity
GHG	GreenTree Hospitality Group Ltd. American depositary shares, each representing one Class A ordinary share	AdrCommon	PEARL Equities Exchange	Equity
GHLD	Guild Holdings Company Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
GHM	Graham Corporation Common stock, par value $.10 per share	CommonStock	PEARL Equities Exchange	Equity
GHY	PGIM Global High Yield Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
GHYB	Goldman Sachs ETF Trust Goldman Sachs Access High Yield Corporate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GHYG	iShares US & Intl High Yield Corp Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GIB	CGI Inc. Class A Subordinated Shares	CommonStock	PEARL Equities Exchange	Equity
GIFI	Gulf Island Fabrication Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
GIGB	Goldman Sachs ETF Trust Goldman Sachs Access Investment Grade Corporate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GIGM	GigaMedia Ltd ORD NT10	CommonStock	PEARL Equities Exchange	Equity
GII	SPDR Index Shares Funds SPDR S&P Global Infrastructure ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GIII	G III Apparel Group Ltd COM USD.01	CommonStock	PEARL Equities Exchange	Equity
GIL	Gildan Activewear Inc. Common Shares	CommonStock	PEARL Equities Exchange	Equity
GILD	Gilead Sciences Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
GILT	Gilat Satellite Networks Ltd ORD NIS.01	CommonStock	PEARL Equities Exchange	Equity
GINN	Goldman Sachs ETF Trust Goldman Sachs Innovate Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GIS	General Mills, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
GJH	Synthetic Fixed-Income Securities, Inc. 6.375% Structured Repackaged Asset-Backed Trust Securities (STRATS) Certificates, Series 2004-6, Class A-1 (Trust for United States Cellular Corporation)	StructuredProduct	PEARL Equities Exchange	Equity
GJO	Synthetic Fixed-Income Securities, Inc. 4.65% Floating Rate STRATS Certificates, Series 2005-4	StructuredProduct	PEARL Equities Exchange	Equity
GJP	Synthetic Fixed-Income Securities, Inc. Floating Rate Structured Repackaged Asset-Backed Trust Securities (STRATS) Certificates, Series 2005-6	StructuredProduct	PEARL Equities Exchange	Equity
GJR	Synthetic Fixed-Income Securities, Inc. Floating Rate Structured Repackaged Asset-Backed Trust Securities (STRATS) Certificates, Series 2006-1 (STRATS Trust for Proctor & Gamble Securities, Series 2006-1)	StructuredProduct	PEARL Equities Exchange	Equity
GJS	Synthetic Fixed-Income Securities, Inc. Floating Rate Structured Repackaged Asset-Backed Trust Securities (STRATS) Certificates, Series 2006-2 (STRATS Trust for Goldman Sachs Group Securities, Series 2006-2)	StructuredProduct	PEARL Equities Exchange	Equity
GJT	Synthetic Fixed-Income Securities, Inc. Floating Rate Structured Repackaged Asset-Backed Trust Securities (STRATS) Certificates, Series 2006-3 (STRATS Trust for Allstate Corporation Securities, Series 2006-3)	StructuredProduct	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
GKOS	Glaukos Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
GL	Globe Life Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
GLAD	Gladstone Capital Corp COM USD.001	CommonStock	PEARL Equities Exchange	Equity
GLBS	Globus Maritime Ltd COM USD0.004	CommonStock	PEARL Equities Exchange	Equity
GLBZ	Glen Burnie Bancorp COM USD1.0	CommonStock	PEARL Equities Exchange	Equity
GLD	SPDR Gold Trust SPDR Gold Shares	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
GLDD	Great Lakes Dredge & Dock Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
GLDG	GoldMining Inc. Common Shares	CommonStock	PEARL Equities Exchange	Equity
GLDI	UBS AG ETRACS Gold Shares Covered Call ETNs due February 2 2033 STRUCT PRODUCT	ExchangeTradedFund	PEARL Equities Exchange	Equity
GLDM	World Gold Trust SPDR Gold MiniShares	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
GLIN	VanEck ETF Trust VanEck India Growth Leaders ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GLL	ProShares Trust II ProShares UltraShort Gold	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
GLMD	Galmed Pharmaceuticals Ltd ORD NIS.15	CommonStock	PEARL Equities Exchange	Equity
GLNG	Golar LNG Ltd COM USD1.	CommonStock	PEARL Equities Exchange	Equity
GLO	Clough Global Opportunities Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
GLOB	Globant S.A. Common Shares	CommonStock	PEARL Equities Exchange	Equity
GLOPpA	GasLog Partners LP 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units	PreferredStock	PEARL Equities Exchange	Equity
GLOPpB	GasLog Partners LP 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units	PreferredStock	PEARL Equities Exchange	Equity
GLOPpC	GasLog Partners LP 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units	PreferredStock	PEARL Equities Exchange	Equity
GLP	Global Partners LP Common Units Representing Limited Partner Interests	CommonStock	PEARL Equities Exchange	Equity
GLPG	Galapagos NV SPON ADR	AdrCommon	PEARL Equities Exchange	Equity
GLPI	Gaming and Leisure Properties Inc COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
GLQ	Clough Global Equity Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
GLRE	Greenlight Capital Re Ltd CL A ORD USD.1	CommonStock	PEARL Equities Exchange	Equity
GLSI	Greenwich Lifesciences Inc COM	CommonStock	PEARL Equities Exchange	Equity
GLTO	Galecto Inc COM USD.00001	CommonStock	PEARL Equities Exchange	Equity
GLTR	abrdn Precious Metals Basket ETF Trust abrdn Physical Precious Metals Basket Shares ETF	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
GLU	The Gabelli Global Utility & Income Trust Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
GLUpA	The Gabelli Global Utility & Income Trust Series A Cumulative Puttable and Callable Preferred Shares	PreferredStock	PEARL Equities Exchange	Equity
GLUpB	The Gabelli Global Utility & Income Trust Series B Cumulative Puttable and Callable	PreferredStock	PEARL Equities Exchange	Equity
GLV	Clough Global Dividend and Income Fund Common Shares of beneficial interest	Fund	PEARL Equities Exchange	Equity
GLW	Corning Incorporated Common Stock	CommonStock	PEARL Equities Exchange	Equity
GLYC	GlycoMimetics Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
GM	General Motors Company Common Stock	CommonStock	PEARL Equities Exchange	Equity
GMAB	Genmab A/S SPONSORED ADR	AdrCommon	PEARL Equities Exchange	Equity
GME	GameStop Corp. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
GMED	Globus Medical, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
GMF	SPDR Index Shares Funds SPDR S&P Emerging Asia Pacific ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GMOM	Cambria Global Momentum ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GMRE	Global Medical REIT Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
GMREpA	Global Medical REIT Inc. Series A Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
GMS	GMS Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
GNE	Genie Energy Ltd. Class B Common Stock, $0.01par value	CommonStock	PEARL Equities Exchange	Equity
GNFT	Genfit SA ADS	AdrCommon	PEARL Equities Exchange	Equity
GNK	Genco Shipping & Trading Limited Common Stock	CommonStock	PEARL Equities Exchange	Equity
GNL	Global Net Lease, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
GNLN	Greenlane Holdings Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
GNLpA	Global Net Lease, Inc. 7.25% Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share	PreferredStock	PEARL Equities Exchange	Equity
GNLpB	Global Net Lease, Inc. 6.875% Series B Cumulative Redeemable Perpetual Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
GNMA	iShares GNMA Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GNOM	Global X Funds - Global X Genomics & Biotechnology ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GNPX	Genprex Inc COM 0.001 USD	CommonStock	PEARL Equities Exchange	Equity
GNR	SPDR Index Shares Funds SPDR S&P Global Natural Resources ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GNRC	Generac Holdings Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
GNSS	Genasys Inc COM USD.00001	CommonStock	PEARL Equities Exchange	Equity
GNT	GAMCO Natural Resources, Gold & Income Trust Common Stock, $0.001 par value	Fund	PEARL Equities Exchange	Equity
GNTpA	GAMCO Natural Resources, Gold & Income Trust 5.20% Series A Cumulative Preferred Shares, par value $0.001 per share	PreferredStock	PEARL Equities Exchange	Equity
GNTX	Gentex Corporation COM USD.06	CommonStock	PEARL Equities Exchange	Equity
GNTY	Guaranty Bancshares, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
GNW	Genworth Financial, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
GO	Grocery Outlet Holding Corp COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
GOAU	ETF Series Solutions US Global GO GOLD and Precious Metal Miners ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GOCO	GoHealth Inc COM CL A USD0.0001	CommonStock	PEARL Equities Exchange	Equity
GOEX	Global X Funds Global X Gold Explorers ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GOF	Guggenheim Strategic Opportunities Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
GOGL	Golden Ocean Group Ltd COM USD.01	CommonStock	PEARL Equities Exchange	Equity
GOGO	Gogo Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
GOLF	Acushnet Holdings Corp. Common Stock, par value $0.001 per share	CommonStock	PEARL Equities Exchange	Equity
GOOD	Gladstone Commercial Corp COM USD.001	CommonStock	PEARL Equities Exchange	Equity
GOODN	Gladstone Commercial Corp PFD SER E	PreferredStock	PEARL Equities Exchange	Equity
GOOGL	Alphabet Inc CL A COM USD.001	CommonStock	PEARL Equities Exchange	Equity
GOOS	Canada Goose Holdings Inc. Subordinate voting shares, no par value	CommonStock	PEARL Equities Exchange	Equity
GORO	Gold Resource Corporation Common stock	CommonStock	PEARL Equities Exchange	Equity
GOSS	Gossamer Bio Inc COM	CommonStock	PEARL Equities Exchange	Equity
GOVT	iShares U.S. Treasury Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GOVX	GeoVax Labs Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
GOVZ	iShares 25 Year Treasury STRIPS Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GP	Greenpower Motor Co Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
GPC	Genuine Parts Company Common Stock	CommonStock	PEARL Equities Exchange	Equity
GPI	Group 1 Automotive, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
GPJA	Georgia Power Company Series 2017A 5.00% Junior Subordinated Notes due October 1, 2077	StructuredProduct	PEARL Equities Exchange	Equity
GPK	Graphic Packaging Holding Company Common Stock	CommonStock	PEARL Equities Exchange	Equity
GPMT	Granite Point Mortgage Trust Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
GPN	Global Payments Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
GPRE	Green Plains Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
GPRK	GeoPark Limited Common Shares	CommonStock	PEARL Equities Exchange	Equity
GPRO	GoPro Inc CL A COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
GQRE	FlexShares Trust FlexShares Global Quality Real Estate Index Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
GRBK	Green Brick Partners, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
GRC	The Gorman-Rupp Company Common Shares, without par value	CommonStock	PEARL Equities Exchange	Equity
GREK	Global X Funds Global X MSCI Greece ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GRF	Eagle Capital Growth Fund Inc Common Stock	Fund	PEARL Equities Exchange	Equity
GRFS	Grifols S A SPON ADR RP .5 CL B	AdrCommon	PEARL Equities Exchange	Equity
GRID	First Trust NASDAQ Clean Edge Smart Grid Infrastructure Index Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GRMN	Garmin Ltd. Registered Shares	CommonStock	PEARL Equities Exchange	Equity
GRN	Barclays Bank PLC iPath Series B Carbon Exchange-Traded Notes	ExchangeTradedNote	PEARL Equities Exchange	Equity
GRNB	VanEck ETF Trust VanEck Green Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GRNQ	Greenpro Capital Corp COM	CommonStock	PEARL Equities Exchange	Equity
GROW	U.S. Global Investors Inc CL A COM USD.05	CommonStock	PEARL Equities Exchange	Equity
GRP.U	Granite Real Estate Investment Trust Units	Unit	PEARL Equities Exchange	Equity
GRPN	Groupon Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
GRVY	GRAVITY Co Ltd ADR	AdrCommon	PEARL Equities Exchange	Equity
GRWG	GrowGeneration Corp COM	CommonStock	PEARL Equities Exchange	Equity
GRX	The Gabelli Healthcare & Wellness Trust Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
GSBC	Great Southern Bancorp Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
GSBD	Goldman Sachs BDC, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
GSEE	Goldman Sachs MarketBeta Emerging Markets Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GSEU	Goldman Sachs ETF Trust Goldman Sachs ActiveBeta Europe Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GSEW	Goldman Sachs Equal Weight U.S. Large Cap Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GSG	iShares S&P GSCI Commodity-Indexed Trust Shares (Units of Beneficial Interest)	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
GSHD	Goosehead Insurance Inc COM Cl A USD0.01	CommonStock	PEARL Equities Exchange	Equity
GSID	Goldman Sachs MarketBeta International Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GSIE	Goldman Sachs ETF Trust Goldman Sachs ActiveBeta International Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GSIG	Goldman Sachs ETF Trust Goldman Sachs Access Investment Grade Corporate 1-5 Year Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GSIT	GSI Technology Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
GSJY	Goldman Sachs ETF Trust Goldman Sachs ActiveBeta Japan Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GSL	Global Ship Lease, Inc. Class A Common Shares	CommonStock	PEARL Equities Exchange	Equity
GSLC	Goldman Sachs ETF Trust Goldman Sachs ActiveBeta U.S. Large Cap Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GSLpB	Global Ship Lease, Inc. Depositary Shares, each of which represents a 1/100th interest in a share of 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares	PreferredStock	PEARL Equities Exchange	Equity
GSM	Ferroglobe PLC ORD USD7.5	CommonStock	PEARL Equities Exchange	Equity
GSpA	Goldman Sachs Group, Inc., The Depositary Shares (Representing 1/1000th Share of Floating Rate Non-Cumulative Preferrred Stock, Series A, Liquidation preference $25)	PreferredStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
GSpC	Goldman Sachs Group, Inc., The Depositary Shares (Representing 1/1000th Share of Floating Rate Non-Cumulative Preferred Stock, Series C, Par Value $0.01)	PreferredStock	PEARL Equities Exchange	Equity
GSpD	Goldman Sachs Group, Inc., The Depositary Shares (Representing 1/1,000th Share of Floating Rate Non-Cumulative Preferred Stock, Series D)	PreferredStock	PEARL Equities Exchange	Equity
GSSC	Goldman Sachs ETF Trust Goldman Sachs ActiveBeta U.S. Small Cap Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GSST	Goldman Sachs Ultra Short Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GSUS	Goldman Sachs MarketBeta U.S. Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GSY	Invesco Actively Managed Exchange-Traded Fund Trust Invesco Ultra Short Duration ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GT	Goodyear Tire & Rubber Co COM NPV	CommonStock	PEARL Equities Exchange	Equity
GTE	Gran Tierra Energy Inc Common Stock	CommonStock	PEARL Equities Exchange	Equity
GTEC	Greenland Technologies Holding Corp COM	CommonStock	PEARL Equities Exchange	Equity
GTES	Gates Industrial Corporation plc Ordinary shares, $0.01 par value per share	CommonStock	PEARL Equities Exchange	Equity
GTIM	Good Times Restaurants Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
GTIP	Goldman Sachs ETF Trust - Goldman Sachs Access Inflation Protected USD Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GTLS	Chart Industries, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
GTN	Gray Media, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
GTN.A	Gray Media, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
GTO	Invesco Actively Managed Exchange-Traded Fund Trust Invesco Total Return Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GTY	Getty Realty Corp. Common Stock	CommonStock	PEARL Equities Exchange	Equity
GUNR	FlexShares Trust FlexShares Morningstar Global Upstream Natural Resources Index Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
GURE	Gulf Resources Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
GURU	Global X Funds Global X Guru Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GUSH	Direxion Shares ETF Trust Direxion Daily S&P Oil & Gas Exp. & Prod. Bull 2X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
GUT	The Gabelli Utility Trust Common Stock	Fund	PEARL Equities Exchange	Equity
GUTpC	The Gabelli Utility Trust 5.375% Series C Cumulative Preferred Shares	PreferredStock	PEARL Equities Exchange	Equity
GVA	Granite Construction Incorporated Common Stock	CommonStock	PEARL Equities Exchange	Equity
GVAL	Cambria Global Value ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GVI	iShares Intermediate Government/Credit Bond ETF INTRM GOV/CRE	ExchangeTradedFund	PEARL Equities Exchange	Equity
GVIP	Goldman Sachs ETF Trust Goldman Sachs Hedge Industry VIP ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GWRE	Guidewire Software, Inc. Common Stock, $0.0001 par value	CommonStock	PEARL Equities Exchange	Equity
GWRS	Global Water Resources Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
GWW	W.W. Grainger, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
GWX	SPDR Index Shares Funds SPDR S&P International Small Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GXC	SPDR Index Shares Funds SPDR S&P China ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GXG	Global X Funds Global X MSCI Colombia ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GYLD	Arrow ETF Trust Arrow Dow Jones Global Yield ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
GYRO	Gyrodyne LLC COM USD1	CommonStock	PEARL Equities Exchange	Equity
H	Hyatt Hotels Corporation Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
HACK	Amplify ETF Trust Amplify Cybersecurity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HAE	Haemonetics Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
HAFC	Hanmi Financial Corp COM NPV	CommonStock	PEARL Equities Exchange	Equity
HAIL	SPDR Series Trust SPDR S&P Kensho Smart Mobility ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
HAIN	Hain Celestial Group Inc (The) COM USD.01	CommonStock	PEARL Equities Exchange	Equity
HAL	Halliburton Company Common Stock	CommonStock	PEARL Equities Exchange	Equity
HALO	Halozyme Therapeutics Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
HAP	VanEck ETF Trust VanEck Natural Resources ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HAS	Hasbro Inc. COM USD.5	CommonStock	PEARL Equities Exchange	Equity
HASI	HA Sustainable Infrastructure Capital, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
HAUZ	DBX ETF Trust Xtrackers International Real Estate ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HAWX	iShares Trust iShares Currency Hedged MSCI ACWI ex U.S. ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HBAN	Huntington Bancshares Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
HBB	Hamilton Beach Brands Holding Company Class A common stock, par value $0.01 per share	CommonStock	PEARL Equities Exchange	Equity
HBCP	Home Bancorp Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
HBI	Hanesbrands Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
HBIO	Harvard Bioscience Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
HBM	Hudbay Minerals Inc. Common Shares	CommonStock	PEARL Equities Exchange	Equity
HBNC	Horizon Bancorp Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
HBT	HBT Financial Inc COM	CommonStock	PEARL Equities Exchange	Equity
HCA	HCA Healthcare, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
HCAT	Health Catalyst Inc COM	CommonStock	PEARL Equities Exchange	Equity
HCC	Warrior Met Coal, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
HCI	HCI Group, Inc. Common shares, no par value	CommonStock	PEARL Equities Exchange	Equity
HCKT	Hackett Group Inc (The) COM USD.001	CommonStock	PEARL Equities Exchange	Equity
HCM	HUTCHMED (China) Limited ADR	AdrCommon	PEARL Equities Exchange	Equity
HCRB	Hartford Core Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HCSG	Healthcare Services Group Inc COM USD1	CommonStock	PEARL Equities Exchange	Equity
HCXY	Hercules Capital, Inc. 6.25% Notes due 2033	StructuredProduct	PEARL Equities Exchange	Equity
HD	The Home Depot, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
HDB	HDFC Bank Limited American Depository Shares (Each representing three Equity Shares)	AdrCommon	PEARL Equities Exchange	Equity
HDEF	DBX ETF Trust Xtrackers MSCI EAFE High Dividend Yield Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HDG	ProShares Trust ProShares Hedge Replication ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HDGE	AdvisorShares Trust AdvisorShares Ranger Equity Bear ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HDLB	UBS AG ETRACS Monthly Pay 2xLeveraged US High Dividend Low Volatility ETN Series B due October 21, 2049	ExchangeTradedNote	PEARL Equities Exchange	Equity
HDMV	First Trust Exchange-Traded Fund III First Trust Horizon Managed Volatility Developed International ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HDSN	Hudson Technologies Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
HDV	iShares Trust iShares Core High Dividend ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HE	Hawaiian Electric Industries, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
HEDJ	WisdomTree Trust WisdomTree Europe Hedged Equity Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
HEEM	iShares Currency Hedged MSCI Emerging Markets ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HEES	H&E Equipment Services Inc COM USD	CommonStock	PEARL Equities Exchange	Equity
HEFA	iShares Currency Hedged MSCI EAFE ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HEI	HEICO Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
HEI.A	HEICO Corporation Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
HELE	Helen of Troy Ltd COM USD.1	CommonStock	PEARL Equities Exchange	Equity
HELX	Franklin Genomic Advancements ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HEQ	John Hancock Diversified Income Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
HERD	Pacer Cash Cows Fund Of Funds ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HERO	Global X Video Games & Esports ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HES	Hess Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
HESM	Hess Midstream LP Class A shares representing limited partner interests	CommonStock	PEARL Equities Exchange	Equity
HEWJ	iShares Trust iShares Currency Hedged MSCI Japan ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HEZU	iShares Trust iShares Currency Hedged MSCI Eurozone ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HFBL	Home Federal Bancorp/LA COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
HFFG	HF Foods Group Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
HFRO	Highland Opportunities and Income Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
HFROpA	Highland Opportunities and Income Fund 5.375% Series A Cumulative Preferred Shares	PreferredStock	PEARL Equities Exchange	Equity
HFWA	Heritage Financial Corp COM NPV	CommonStock	PEARL Equities Exchange	Equity
HFXI	New York Life Investments ETF Trust NYLI FTSE International Equity Currency Neutral ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HGBL	Heritage Global Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
HGLB	Highland Global Allocation Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
HGV	Hilton Grand Vacations Inc. Common stock	CommonStock	PEARL Equities Exchange	Equity
HI	Hillenbrand, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
HIBL	Direxion Shares ETF Trust Direxion Daily S&P 500 High Beta Bull 3X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
HIBS	Direxion Shares ETF Trust Direxion Daily S&P 500 High Beta Bear 3X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
HIFS	Hingham Institution for Savings COM NPV	CommonStock	PEARL Equities Exchange	Equity
HIG	The Hartford Insurance Group, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
HIGpG	The Hartford Insurance Group, Inc. Depositary Shares each representing a 1/1000th interest in a share of 6.000% Non-Cumulative Preferred Stock, Series G	PreferredStock	PEARL Equities Exchange	Equity
HIHO	Highway Holdings Ltd COM USD.01	CommonStock	PEARL Equities Exchange	Equity
HII	Huntington Ingalls Industries, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
HIMX	Himax Technologies Inc ADR USD.001	AdrCommon	PEARL Equities Exchange	Equity
HIO	Western Asset High Income Opportunity Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
HIPS	GraniteShares ETF Trust GraniteShares HIPS US High Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HIW	Highwoods Properties, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
HIX	Western Asset High Income Fund II Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
HL	Hecla Mining Company Common Stock	CommonStock	PEARL Equities Exchange	Equity
HLAL	Listed Funds Trust - Wahed FTSE USA Shariah ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HLF	Herbalife Ltd. Common Shares	CommonStock	PEARL Equities Exchange	Equity
HLI	Houlihan Lokey, Inc. Class A common stock	CommonStock	PEARL Equities Exchange	Equity
HLIO	Helios Technologies, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
HLIT	Harmonic Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
HLNE	Hamilton Lane Inc CL A COM USD.001	CommonStock	PEARL Equities Exchange	Equity
HLpB	Hecla Mining Company Series B Cumulative Convertible Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
HLT	Hilton Worldwide Holdings Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
HLX	Helix Energy Solutions Group, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
HMC	Honda Motor Co., Ltd. American Depositary Share, each representing three (3) shares of Common Stock	AdrCommon	PEARL Equities Exchange	Equity
HMN	Horace Mann Educators Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
HMOP	Hartford Funds Exchange-Traded Trust Hartford Municipal Opportunities ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
HMST	HomeStreet Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
HMY	Harmony Gold Mining Company Limited American Depositary Shares (Each representing One Ordinary Share, Rand 50 cents par value)	AdrCommon	PEARL Equities Exchange	Equity
HNDL	Strategy Shares Nasdaq 7HANDL Index ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HNI	HNI Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
HNNA	Hennessy Advisors Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
HNRG	Hallador Energy Co COM NPV	CommonStock	PEARL Equities Exchange	Equity
HNW	Pioneer Diversified High Income Fund, Inc. Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
HOFT	Hooker Furnishings Corporation COM NPV	CommonStock	PEARL Equities Exchange	Equity
HOFV	Hall of Fame Resort & Entertainment Co COM	CommonStock	PEARL Equities Exchange	Equity
HOG	Harley-Davidson, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
HOLX	Hologic Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
HOMB	Home BancShares, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
HOMZ	ETF Series Solutions Hoya Capital Housing ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HON	Honeywell International Inc COM USD1	CommonStock	PEARL Equities Exchange	Equity
HONE	HarborOne Bancorp Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
HOOK	HOOKIPA Pharma Inc COM	CommonStock	PEARL Equities Exchange	Equity
HOPE	Hope Bancorp Inc COM USD3	CommonStock	PEARL Equities Exchange	Equity
HOTH	Hoth Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
HOV	Hovnanian Enterprises, Inc. Class Common Stock	CommonStock	PEARL Equities Exchange	Equity
HOVNP	Hovnanian Enterprises Inc. PFD SER A	PreferredStock	PEARL Equities Exchange	Equity
HP	Helmerich & Payne, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
HPE	Hewlett Packard Enterprise Company Common Stock	CommonStock	PEARL Equities Exchange	Equity
HPF	John Hancock Preferred Income Fund II Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
HPI	John Hancock Preferred Income Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
HPK	HighPeak Energy Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
HPP	Hudson Pacific Properties, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
HPQ	HP Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
HPS	John Hancock Preferred Income Fund III Common Shares	Fund	PEARL Equities Exchange	Equity
HQH	abrdn Healthcare Investors Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
HQI	HireQuest Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
HQL	abrdn Life Sciences Investors Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
HQY	HealthEquity Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
HR	Healthcare Realty Trust Incorporated Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
HRB	H&R Block, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
HRI	Herc Holdings Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
HRL	Hormel Foods Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
HRMY	Harmony Biosciences Holdings Inc COM USD.00001	CommonStock	PEARL Equities Exchange	Equity
HROW	Harrow Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
HRTG	Heritage Insurance Holdings, Inc. Common Stock, par value $0.0001 per share	CommonStock	PEARL Equities Exchange	Equity
HRTX	Heron Therapeutics Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
HRZN	Horizon Technology Finance Corp COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
HSBC	HSBC Holdings plc American Depository Shares (each representing 5 Ordinary Shares of nominal value US$0.50 each)	AdrCommon	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
HSCZ	iShares Trust iShares Currency Hedged MSCI EAFE Small-Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HSDT	Helius Medical Technologies Inc COM	CommonStock	PEARL Equities Exchange	Equity
HSIC	Henry Schein Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
HSII	Heidrick & Struggles International Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
HSMV	First Trust Exchange-Traded Fund III First Trust Horizon Managed Volatility Small/Mid ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HSON	Hudson Global Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
HST	Host Hotels & Resorts Inc COM USD1	CommonStock	PEARL Equities Exchange	Equity
HSTM	HealthStream Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
HSY	The Hershey Company Common Stock	CommonStock	PEARL Equities Exchange	Equity
HTAB	Hartford Funds Exchange-Traded Trust Hartford Schroders Tax-Aware Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HTBK	Heritage Commerce Corp COM NPV	CommonStock	PEARL Equities Exchange	Equity
HTD	John Hancock Tax-Advantaged Dividend Income Fund Common Shares of Beneficial Interest, no par value	Fund	PEARL Equities Exchange	Equity
HTEC	Exchange Traded Concepts Trust Robo Global Healthcare Technology and Innovation ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HTGC	Hercules Capital, Inc. Common Shares	CommonStock	PEARL Equities Exchange	Equity
HTH	Hilltop Holdings Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
HTHT	H World Group Limited ADR	AdrCommon	PEARL Equities Exchange	Equity
HTLD	Heartland Express Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
HTRB	Hartford Funds Exchange-Traded Trust Hartford Total Return Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HTUS	Hull Tactical US ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HUBB	Hubbell Incorporated Common Stock	CommonStock	PEARL Equities Exchange	Equity
HUBG	Hub Group Inc CL A COM USD.01	CommonStock	PEARL Equities Exchange	Equity
HUBS	HubSpot, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
HUIZ	Huize Holding Ltd ADR	AdrCommon	PEARL Equities Exchange	Equity
HUM	Humana Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
HUN	Huntsman Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
HURC	Hurco Cos Inc COM USD.1	CommonStock	PEARL Equities Exchange	Equity
HURN	Huron Consulting Group Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
HUSA	Houston American Energy Corp. Common stock	CommonStock	PEARL Equities Exchange	Equity
HUSV	First Trust Exchange-Traded Fund III First Trust Horizon Managed Volatility Domestic ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HUYA	HUYA Inc. American Depositary Shares, each representing one Class A Ordinary Shares	AdrCommon	PEARL Equities Exchange	Equity
HVT	Haverty Furniture Companies, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
HVT.A	Haverty Furniture Companies, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
HWBK	Hawthorn Bancshares Inc COM USD1.0	CommonStock	PEARL Equities Exchange	Equity
HWC	Hancock Whitney Corp COM USD3.33	CommonStock	PEARL Equities Exchange	Equity
HWCPZ	Hancock Whitney Corp 6.25 Subordinated Notes due 2060 STRUCT PROD	Unknown	PEARL Equities Exchange	Equity
HWKN	Hawkins Inc COM USD.1	CommonStock	PEARL Equities Exchange	Equity
HWM	Howmet Aerospace Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
HWMp	Howmet Aerospace Inc. $3.75 Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
HXL	Hexcel Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
HY	Hyster-Yale, Inc. Class A common stock	CommonStock	PEARL Equities Exchange	Equity
HYBB	iShares Trust iShares BB Rated Corporate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HYD	VanEck High Yield Muni ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HYDB	iShares High Yield Systematic Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
HYDW	DBX ETF Trust Xtrackers Low Beta High Yield Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HYEM	VanEck ETF Trust VanEck Emerging Markets High Yield Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HYG	iShares Trust iShares iBoxx $ High Yield Corporate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HYGH	iShares U.S. ETF Trust iShares Interest Rate Hedged High Yield Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HYGV	FlexShares Trust FlexShares High Yield Value-Scored Bond Index Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
HYHG	ProShares High Yield-Interest Rate Hedged ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HYI	Western Asset High Yield Defined Opportunity Fund Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
HYLB	DBX ETF Trust Xtrackers USD High Yield Corporate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HYLN	Hyliion Holdings Corp. Common Stock	CommonStock	PEARL Equities Exchange	Equity
HYLS	First Trust Tactical High Yield ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HYMB	SPDR Series Trust SPDR Nuveen ICE High Yield Municipal Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HYMC	Hycroft Mining Holding Corp COM	CommonStock	PEARL Equities Exchange	Equity
HYS	PIMCO ETF Trust PIMCO 0-5 Year High Yield Corporate Bond Index Exchange-Traded Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
HYT	BlackRock Corporate High Yield Fund, Inc. Common Stock, $.10 par value	Fund	PEARL Equities Exchange	Equity
HYTR	Northern Lights Fund Trust III Counterpoint High Yield Trend ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HYUP	DBX ETF Trust Xtrackers High Beta High Yield Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HYXF	iShares ESG Advanced High Yield Corporate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HYXU	iShares International High Yield Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HYZD	WisdomTree Trust WisdomTree Interest Rate Hedged High Yield Bond Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
HZO	MarineMax, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
IAC	IAC Inc COM	CommonStock	PEARL Equities Exchange	Equity
IAE	Voya Asia Pacific High Dividend Equity Income Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
IAF	abrdn Australia Equity Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
IAG	IAMGOLD Corporation Common Shares	CommonStock	PEARL Equities Exchange	Equity
IAGG	iShares Core International Aggregate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IAI	iShares Trust iShares U.S. Broker-Dealers & Securities Exchanges ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IAK	iShares Trust iShares U.S. Insurance ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IART	Integra LifeSciences Holdings Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
IAT	iShares Trust iShares U.S. Regional Banks ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBB	iShares Biotechnology ETF BIOTECHNOLOGY INDEX	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBCP	Independent Bank Corp COM NPV	CommonStock	PEARL Equities Exchange	Equity
IBD	Northern Lights Fund Trust IV Inspire Corporate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBDQ	iShares Trust iShares iBonds Dec 2025 Term Corporate ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBDR	iShares Trust iShares iBonds Dec 2026 Term Corporate ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBDS	iShares Trust iShares iBonds Dec 2027 Term Corporate ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBDT	iShares Trust iShares iBonds Dec 2028 Term Corporate ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBDU	iShares Trust iShares iBonds Dec 2029 Term Corporate ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBDV	iShares Trust iShares iBonds Dec 2030 Term Corporate ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBEX	IBEX Ltd COM	CommonStock	PEARL Equities Exchange	Equity
IBHE	iShares Trust - iShares iBonds 2025 Term High Yield and Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBHF	iShares iBonds 2026 Term High Yield and Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBIO	iBio Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
IBKR	Interactive Brokers Group Inc CL A COM USD.01	CommonStock	PEARL Equities Exchange	Equity
IBMN	iShares Trust - iShares iBonds Dec 2025 Term Muni Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBMO	iShares Trust - iShares iBonds Dec 2026 Term Muni Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBMP	iShares Trust - iShares iBonds Dec 2027 Term Muni Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBMQ	iShares Trust - iShares iBonds Dec 2028 Term Muni Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBN	ICICI Bank Limited American Depositary Shares(Each representing 2 Equity Shares)	AdrCommon	PEARL Equities Exchange	Equity
IBND	SPDR Series Trust SPDR Bloomberg International Corporate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBOC	International Bancshares Corp COM USD1	CommonStock	PEARL Equities Exchange	Equity
IBP	Installed Building Products, Inc. Common stock, $0.01 par value per share	CommonStock	PEARL Equities Exchange	Equity
IBTF	iShares iBonds Dec 2025 Term Treasury ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBTG	iShares iBonds Dec 2026 Term Treasury ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBTH	iShares iBonds Dec 2027 Term Treasury ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBTI	iShares iBonds Dec 2028 Term Treasury ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBTJ	iShares iBonds Dec 2029 Term Treasury ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBTK	iShares iBonds Dec 2030 Term Treasury ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IBUY	Amplify ETF Trust Amplify Online Retail ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ICAD	iCAD Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
ICCC	ImmuCell Corp COM USD.1	CommonStock	PEARL Equities Exchange	Equity
ICE	Intercontinental Exchange, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ICF	iShares Select U.S. REIT ETF REALTY MAJORS INDEX	ExchangeTradedFund	PEARL Equities Exchange	Equity
ICFI	ICF International Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
ICHR	Ichor Holdings Ltd COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
ICL	ICL Group Ltd. Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
ICLN	iShares Global Clean Energy ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ICLR	ICON Public Limited Company COM EUR.06	CommonStock	PEARL Equities Exchange	Equity
ICMB	Investcorp Credit Management BDC Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
ICOW	Pacer Developed Markets International Cash Cows 100 ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ICSH	iShares Ultra Short Duration Bond Active ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ICUI	ICU Medical Inc COM USD.1	CommonStock	PEARL Equities Exchange	Equity
ICVT	iShares Convertible Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IDA	IDACORP, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
IDCC	InterDigital Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
IDE	Voya Infrastructure, Industrials and Materials Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
IDEV	iShares Trust iShares Core MSCI International Developed Markets ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IDHQ	Invesco Exchange-Traded Fund Trust II Invesco S&P International Developed Quality ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IDLV	Invesco Exchange-Traded Fund Trust II Invesco S&P International Developed Low Volatility ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IDMO	Invesco Exchange-Traded Fund Trust II Invesco S&P International Developed Momentum ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IDN	Intellicheck Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
IDNA	iShares Trust iShares Genomics Immunology and Healthcare ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IDOG	ALPS ETF Trust ALPS International Sector Dividend Dogs ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IDRV	iShares Trust iShares Self-Driving EV and Tech ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
IDT	IDT Corporation Class B Common Stock	CommonStock	PEARL Equities Exchange	Equity
IDU	iShares Trust iShares U.S. Utilities ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IDV	iShares International Select Dividend ETF EPAC SEL DIV FD	ExchangeTradedFund	PEARL Equities Exchange	Equity
IDX	VanEck ETF Trust VanEck Indonesia Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IDXX	IDEXX Laboratories Inc COM USD.1	CommonStock	PEARL Equities Exchange	Equity
IDYA	IDEAYA Biosciences Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
IEDI	iShares U.S. Consumer Focused ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IEF	iShares 7-10 Year Treasury Bond ETF TR 7-10YR TR BD	ExchangeTradedFund	PEARL Equities Exchange	Equity
IEFA	iShares Core MSCI EAFE ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IEI	iShares 3-7 Year Treasury Bond ETF 3-7 YEAR TREAS	ExchangeTradedFund	PEARL Equities Exchange	Equity
IEMG	iShares Inc. iShares Core MSCI Emerging Markets ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IEO	iShares U.S. Oil & Gas Exploration & Production ETF DJ OIL & GAS EXPL	ExchangeTradedFund	PEARL Equities Exchange	Equity
IEP	Icahn Enterprises LP CL B LP DEP UNTS NPV	CommonStock	PEARL Equities Exchange	Equity
IESC	IES Holdings Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
IETC	iShares US Tech Independence Focused ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IEUR	iShares Trust iShares Core MSCI Europe ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IEUS	iShares MSCI Europe Small-Cap ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IEV	iShares Trust iShares Europe ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IEX	IDEX Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
IEZ	iShares Trust iShares U.S. Oil Equipment & Services ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IFF	International Flavors & Fragrances Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
IFGL	iShares International Developed Real Estate ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IFN	The India Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
IFRA	iShares US Infrastructure ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IFRX	InflaRx NV COM	CommonStock	PEARL Equities Exchange	Equity
IFS	Intercorp Financial Services Inc. Common Shares	CommonStock	PEARL Equities Exchange	Equity
IFV	First Trust Dorsey Wright International Focus 5 ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IG	Principal Exchange-Traded Funds Principal Investment Grade Corporate Active ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IGA	Voya Global Advantage and Premium Opportunity Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
IGBH	iShares U.S. ETF Trust iShares Interest Rate Hedged Long-Term Corporate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IGC	IGC Pharma, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
IGD	Voya Global Equity Dividend and Premium Opportunity Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
IGE	iShares North American Natural Resources ETF GOLD SAC NAT RES IDX	ExchangeTradedFund	PEARL Equities Exchange	Equity
IGEB	iShares Investment Grade Systematic Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IGF	iShares Global Infrastructure ETF MSCI S&P GLBL	ExchangeTradedFund	PEARL Equities Exchange	Equity
IGHG	ProShares Investment Grade-Interest Rate Hedged ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IGI	Western Asset Investment Grade Opportunity Trust Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
IGIB	iShares 5-10 Year Investment Grade Corp Bond ETF INTERMEDIATE CR BOND	ExchangeTradedFund	PEARL Equities Exchange	Equity
IGIC	International General Insurance Holdings Ltd COM	CommonStock	PEARL Equities Exchange	Equity
IGLB	iShares Trust iShares 10+ Year Investment Grade Corporate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IGM	iShares Trust iShares Expanded Tech Sector ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IGMS	IGM Biosciences Inc COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
IGOV	iShares International Treasury Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
IGR	CBRE Global Real Estate Income Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
IGRO	iShares International Dividend Growth ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IGSB	iShares 1-5 Year Investment Grade Corp Bond ETF 1-3 YEAR CREDIT BOND	ExchangeTradedFund	PEARL Equities Exchange	Equity
IGT	International Game Technology PLC Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
IGV	IShares Expanded Tech-Software Sector ETF SOFTWARE INDEX FD	ExchangeTradedFund	PEARL Equities Exchange	Equity
IH	iHuman Inc. American depositary shares, each representing five Class A ordinary shares	AdrCommon	PEARL Equities Exchange	Equity
IHAK	iShares Trust iShares Cybersecurity and Tech ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IHD	Voya Emerging Markets High Income Dividend Equity Fund Common Shares $0.01 par value	Fund	PEARL Equities Exchange	Equity
IHDG	WisdomTree Trust WisdomTree International Hedged Quality Dividend Growth Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
IHE	iShares Trust iShares U.S. Pharmaceuticals ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IHF	iShares Trust iShares U.S. Healthcare Providers ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IHG	InterContinental Hotels Group PLC American Depositary Share (each representing one ordinary share)	AdrCommon	PEARL Equities Exchange	Equity
IHI	iShares Trust iShares U.S. Medical Devices ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IHRT	iHeartMedia Inc CL A COM	CommonStock	PEARL Equities Exchange	Equity
IHT	InnSuites Hospitality Trust Common Shares of Beneficial Interest	CommonStock	PEARL Equities Exchange	Equity
IHY	VanEck ETF Trust VanEck International High Yield Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IIF	Morgan Stanley India Investment Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
IIGD	Invesco Exchange-Traded Self-Indexed Fund Trust Invesco Investment Grade Defensive ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
III	Information Services Group Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
IIIN	Insteel Industries, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
IIIV	i3 Verticals Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
IIM	Invesco Value Municipal Income Trust Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
IIPR	Innovative Industrial Properties, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
IIPRpA	Innovative Industrial Properties, Inc. 9.00% Series A Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
IJAN	Innovator ETFs Trust Innovator International Developed Power Buffer ETF - January	ExchangeTradedFund	PEARL Equities Exchange	Equity
IJH	iShares Trust iShares Core S&P Mid-Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IJJ	iShares Trust iShares S&P Mid-Cap 400 Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IJK	iShares Trust iShares S&P Mid-Cap 400 Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IJR	iShares Trust iShares Core S&P Small-Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IJS	iShares Trust iShares S&P Small-Cap 600 Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IJT	iShares S&P Small-Cap 600 Growth ETF S&P SMLCP GROW	ExchangeTradedFund	PEARL Equities Exchange	Equity
IJUL	Innovator ETFs Trust Innovator International Developed Power Buffer ETF - July	ExchangeTradedFund	PEARL Equities Exchange	Equity
ILF	iShares Trust iShares Latin America 40 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ILMN	Illumina Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
ILPT	Industrial Logistics Properties Trust COM	Fund	PEARL Equities Exchange	Equity
ILTB	iShares Trust iShares Core 10+ Year USD Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IMAB	I-Mab ADS	AdrCommon	PEARL Equities Exchange	Equity
IMAX	IMAX Corporation Common Shares	CommonStock	PEARL Equities Exchange	Equity
IMKTA	Ingles Markets Inc CL A COM USD.05	CommonStock	PEARL Equities Exchange	Equity
IMMP	Immutep Ltd ADR	AdrCommon	PEARL Equities Exchange	Equity
IMMR	Immersion Corp COM USD.001	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
IMNM	Immunome Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
IMO	Imperial Oil Limited Common Stock	CommonStock	PEARL Equities Exchange	Equity
IMOM	Alpha Architect International Quantitative Momentum ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IMOS	Chipmos Technologies Inc ADR	AdrCommon	PEARL Equities Exchange	Equity
IMRN	Immuron Ltd SPONSORED ADR	AdrCommon	PEARL Equities Exchange	Equity
IMTB	iShares Trust iShares Core 5-10 Year USD Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IMTE	Integrated Media Technology Limited ORD SHS	CommonStock	PEARL Equities Exchange	Equity
IMTM	iShares Trust iShares MSCI Intl Momentum Factor ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IMTX	Immatics NV COM	CommonStock	PEARL Equities Exchange	Equity
IMUX	Immunic Inc COM	CommonStock	PEARL Equities Exchange	Equity
IMVT	Immunovant Inc COM	CommonStock	PEARL Equities Exchange	Equity
IMXI	International Money Express Inc COM	CommonStock	PEARL Equities Exchange	Equity
INBK	First Internet Bancorp COM USD1	CommonStock	PEARL Equities Exchange	Equity
INBKZ	First Internet Bancorp 6 SB NT 29 ETN	Unknown	PEARL Equities Exchange	Equity
INBX	Inhibrx Biosciences Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
INCO	Columbia ETF Trust II Columbia India Consumer ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
INCY	Incyte Corp COM USD.001	CommonStock	PEARL Equities Exchange	Equity
INDA	iShares Trust - iShares MSCI India ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
INDB	Independent Bank Corp. COM NPV	CommonStock	PEARL Equities Exchange	Equity
INDF	Exchange Traded Concepts Trust Range India Financials ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
INDL	Direxion Shares ETF Trust Direxion Daily MSCI India Bull 2X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
INDO	Indonesia Energy Corporation Limited Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
INDS	Pacer Funds Trust Pacer Industrial Real Estate ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
INDY	iShares India 50 ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
INFU	InfuSystem Holdings Inc. Common stock	CommonStock	PEARL Equities Exchange	Equity
INFY	Infosys Limited American Depositary Shares each represented by one Equity Share, par value 5 per share	AdrCommon	PEARL Equities Exchange	Equity
ING	ING Groep N.V. American Depositary Shares (Each representing one Ordinary Share)	AdrCommon	PEARL Equities Exchange	Equity
INGN	Inogen Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
INGR	Ingredion Incorporated Common Stock	CommonStock	PEARL Equities Exchange	Equity
INKM	SSGA Active Trust SPDR SSgA Income Allocation ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
INM	InMed Pharmaceuticals Inc COM	CommonStock	PEARL Equities Exchange	Equity
INMB	INmune Bio Inc COM	CommonStock	PEARL Equities Exchange	Equity
INMD	InMode Ltd COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
INN	Summit Hotel Properties, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
INNpE	Summit Hotel Properties, Inc. 6.250% Series E Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
INO	Inovio Pharmaceuticals Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
INOD	Innodata Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
INSE	Inspired Entertainment Inc COM	CommonStock	PEARL Equities Exchange	Equity
INSG	Inseego Corp COM USD.001	CommonStock	PEARL Equities Exchange	Equity
INSM	Insmed Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
INSP	Inspire Medical Systems, Inc. Common Stock, par value $0.001 per share	CommonStock	PEARL Equities Exchange	Equity
INSW	International Seaways, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
INTF	iShares Trust iShares International Equity Factor ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
INTG	Intergroup Corp (The) COM USD.01	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
INTT	inTEST Corporation Common stock	CommonStock	PEARL Equities Exchange	Equity
INTU	Intuit Inc. COM NPV	CommonStock	PEARL Equities Exchange	Equity
INTZ	Intrusion Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
INUV	Inuvo, Inc Common Stock	CommonStock	PEARL Equities Exchange	Equity
INVA	Innoviva Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
INVE	Identiv Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
INVH	Invitation Homes Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
INZY	Inozyme Pharma Inc COM 0.0001	CommonStock	PEARL Equities Exchange	Equity
IONS	Ionis Pharmaceuticals Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
IOO	iShares Trust iShares Global 100 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IOR	Income Opportunity Realty Investors, Inc. Common Stock Par Value $.01	CommonStock	PEARL Equities Exchange	Equity
IOSP	Innospec Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
IOVA	Iovance Biotherapeutics Inc COM USD0.00004166	CommonStock	PEARL Equities Exchange	Equity
IP	International Paper Company Common Stock	CommonStock	PEARL Equities Exchange	Equity
IPAC	iShares Trust iShares Core MSCI Pacific ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IPAR	Interparfums Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
IPAY	Amplify ETF Trust Amplify Digital Payments ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IPB	Merrill Lynch Depositor Inc. 6.0518% INDEXPLUS Trust Certificates Series 2003-1	StructuredProduct	PEARL Equities Exchange	Equity
IPDN	Professional Diversity Network Inc COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
IPG	The Interpublic Group of Companies, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
IPGP	IPG Photonics Corp COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
IPHA	Innate Pharma SA ADR SPONSORED	AdrCommon	PEARL Equities Exchange	Equity
IPI	Intrepid Potash, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
IPKW	Invesco International BuyBack Achievers ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IPO	Renaissance Capital Greenwich Funds Renaissance IPO ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IPOS	Renaissance Capital Greenwich Funds Renaissance International IPO ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IPWR	Ideal Power Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
IQ	iQIYI Inc ADS	AdrCommon	PEARL Equities Exchange	Equity
IQDF	FlexShares Trust FlexShares International Quality Dividend Index Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
IQDG	WisdomTree International Quality Dividend Growth Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IQDY	FlexShares Trust FlexShares International Quality Dividend Dynamic Index Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
IQI	Invesco Quality Municipal Income Trust Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
IQLT	iShares Trust iShares MSCI Intl Quality Factor ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IQM	Franklin Intelligent Machines ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IQSI	New York Life Investments ETF Trust NYLI Candriam International Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IQSU	New York Life Investments ETF Trust NYLI Candriam U.S. Large Cap Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IQV	IQVIA Holdings Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
IR	Ingersoll Rand Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
IRBT	iRobot Corp COM USD.001	CommonStock	PEARL Equities Exchange	Equity
IRDM	Iridium Communications Inc COM	CommonStock	PEARL Equities Exchange	Equity
IRIX	IRIDEX Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
IRM	Iron Mountain Incorporated Common Stock	CommonStock	PEARL Equities Exchange	Equity
IRMD	iRadimed Corp COM USD.0001	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
IROQ	IF Bancorp Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
IRS	IRSA Inversiones y Representaciones S.A. Global Depositary Shares (Each representing ten shares of Common Stock)	AdrCommon	PEARL Equities Exchange	Equity
IRT	Independence Realty Trust, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
IRTC	iRhythm Technologies Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
IRWD	Ironwood Pharmaceuticals Inc CL A COM USD.001	CommonStock	PEARL Equities Exchange	Equity
ISCF	iShares Trust iShares International Small Cap Equity Factor ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ISD	PGIM High Yield Bond Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
ISHG	iShares 1-3 Year International Treasury Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ISMD	Northern Lights Fund Trust IV Inspire Small/Mid Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ISRA	VanEck ETF Trust VanEck Israel ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ISRG	Intuitive Surgical Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
ISSC	Innovative Solutions and Support Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
ISTB	iShares Core 1-5 Year USD Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ISTR	Investar Holding Corp COM USD1.	CommonStock	PEARL Equities Exchange	Equity
IT	Gartner, Inc. Common Stock $.0005 Par Value	CommonStock	PEARL Equities Exchange	Equity
ITA	iShares U.S. Aerospace & Defense ETF DJ AEROSPACE	ExchangeTradedFund	PEARL Equities Exchange	Equity
ITB	iShares U.S. Home Construction ETF DJ HOME CONSTN	ExchangeTradedFund	PEARL Equities Exchange	Equity
ITEQ	Amplify ETF Trust Amplify BlueStar Israel Technology ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ITGR	Integer Holdings Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
ITIC	Investors Title Co COM USD1.25	CommonStock	PEARL Equities Exchange	Equity
ITM	VanEck Intermediate Muni ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ITOS	iTeos Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
ITOT	iShares Trust iShares Core S&P Total U.S. Stock Market ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ITP	IT Tech Packaging Inc. Common stock	CommonStock	PEARL Equities Exchange	Equity
ITRG	Integra Resources Corp. Common Shares	CommonStock	PEARL Equities Exchange	Equity
ITRI	Itron Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
ITRM	Iterum Therapeutics plc COM	CommonStock	PEARL Equities Exchange	Equity
ITRN	Ituran Location and Control Ltd COM NPV	CommonStock	PEARL Equities Exchange	Equity
ITT	ITT Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ITUB	Itau Unibanco Holding S.A. American Depositary Shares (Each representing One preferred Share)	AdrCommon	PEARL Equities Exchange	Equity
ITW	Illinois Tool Works Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
IUS	Invesco RAFI Strategic US ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IUSB	iShares Core Total USD Bond Market ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IUSG	iShares Core S&P U.S. Growth ETF RUSL 3000 GROW	ExchangeTradedFund	PEARL Equities Exchange	Equity
IUSV	iShares Core S&P U.S. Value ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IVA	Inventiva SA ADR	AdrCommon	PEARL Equities Exchange	Equity
IVAL	Alpha Architect International Quantitative Value ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IVE	iShares Trust iShares S&P 500 Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IVLU	iShares Trust iShares MSCI Intl Value Factor ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IVOG	Vanguard Admiral Funds Vanguard S&P Mid-Cap 400 Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IVOL	KraneShares Trust Quadratic Interest Rate Volatility and Inflation Hedge ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IVOO	Vanguard Admiral Funds Vanguard S&P Mid-Cap 400 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IVOV	Vanguard Admiral Funds Vanguard S&P Mid-Cap 400 Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IVR	Invesco Mortgage Capital Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
IVRpC	Invesco Mortgage Capital Inc. 7.5% Fixed-to-Floating Series C Cumulative Redeemable Preferred Stock, Liquation Preference $25.00 per Share	PreferredStock	PEARL Equities Exchange	Equity
IVV	iShares Trust iShares Core S&P 500 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IVW	iShares Trust iShares S&P 500 Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IVZ	Invesco Ltd. Common Shares	CommonStock	PEARL Equities Exchange	Equity
IWB	iShares Trust iShares Russell 1000 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IWC	iShares Trust iShares Micro-Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IWD	iShares Trust iShares Russell 1000 Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IWF	iShares Trust iShares Russell 1000 Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IWL	iShares Trust iShares Russell Top 200 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IWN	iShares Trust iShares Russell 2000 Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IWO	iShares Trust iShares Russell 2000 Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IWP	iShares Trust iShares Russell Mid-Cap Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IWR	iShares Trust iShares Russell Mid-Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IWS	iShares Trust iShares Russell Mid-Cap Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IWV	iShares Trust iShares Russell 3000 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IWX	iShares Trust iShares Russell Top 200 Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IWY	iShares Trust iShares Russell Top 200 Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IX	ORIX Corporation American Depositary Shares (Each Representing One (1) Share of Common Stock)	AdrCommon	PEARL Equities Exchange	Equity
IXC	iShares Trust iShares Global Energy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IXG	iShares Trust iShares Global Financials ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IXJ	iShares Trust iShares Global Healthcare ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IXN	iShares Trust iShares Global Tech ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IXP	iShares Trust iShares Global Comm Services ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IXUS	iShares Core MSCI Total International Stock ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IYC	iShares Trust iShares U.S. Consumer Discretionary ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IYE	iShares Trust iShares U.S. Energy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IYF	iShares Trust iShares U.S. Financials ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IYG	iShares Trust iShares U.S. Financial Services ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IYH	iShares Trust iShares U.S. Healthcare ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IYJ	iShares US Industrials ETF DJ US INDL SEC	ExchangeTradedFund	PEARL Equities Exchange	Equity
IYK	iShares Trust iShares U.S. Consumer Staples ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IYLD	iShares Morningstar Multi-Asset Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IYM	iShares Trust iShares U.S. Basic Materials ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IYR	iShares Trust iShares U.S. Real Estate ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IYT	iShares U.S. Transportation ETF TRANSP AVE IDX	ExchangeTradedFund	PEARL Equities Exchange	Equity
IYW	iShares Trust iShares U.S. Technology ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IYY	iShares Trust iShares Dow Jones U.S. ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
IYZ	iShares US Telecommunications ETF DJ US TELECOMM	ExchangeTradedFund	PEARL Equities Exchange	Equity
IZEA	IZEA Worldwide Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
IZRL	ARK ETF Trust - ARK Israel Innovative Technology ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
J	Jacobs Solutions Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
JAAA	Janus Detroit Street Trust Janus Henderson AAA CLO ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JACK	Jack in the Box Inc. COM USD.01 VTG	CommonStock	PEARL Equities Exchange	Equity
JAGX	Jaguar Health Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
JAKK	JAKKS Pacific Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
JAMF	Jamf Holding Corp COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
JAZZ	Jazz Pharmaceuticals plc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
JBGS	JBG SMITH Properties Common Shares, par value $0.01 per share	CommonStock	PEARL Equities Exchange	Equity
JBHT	J.B. Hunt Transport Services Inc. COM USD.01	CommonStock	PEARL Equities Exchange	Equity
JBK	Lehman ABS Corporation 3.50% Adjustable Corporate Backed Trust Certificates, Goldman Sachs Capital I Securities-Backed Series 2004-6	StructuredProduct	PEARL Equities Exchange	Equity
JBL	Jabil Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
JBLU	JetBlue Airways Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
JBSS	John B Sanfilippo & Son Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
JCE	Nuveen Core Equity Alpha Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
JCI	Johnson Controls International plc Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
JCPB	JPMorgan Core Plus Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JD	JD.com Inc ADR	AdrCommon	PEARL Equities Exchange	Equity
JDST	Direxion Shares ETF Trust Direxion Daily Junior Gold Miners Index Bear 2X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
JEF	Jefferies Financial Group Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
JELD	JELD-WEN Holding, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
JEPI	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Equity Premium Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JEQ	abrdn Japan Equity Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
JETS	ETF Series Solutions U.S. Global Jets ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JFIN	Jiayin Group Inc ADR	AdrCommon	PEARL Equities Exchange	Equity
JFR	Nuveen Floating Rate Income Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
JFU	9F Inc ADR	AdrCommon	PEARL Equities Exchange	Equity
JG	Aurora Mobile Ltd ADR	AdrCommon	PEARL Equities Exchange	Equity
JGH	Nuveen Global High Income Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
JHEM	John Hancock Exchange-Traded Fund Trust John Hancock Multifactor Emerging Markets ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JHG	Janus Henderson Group plc Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
JHI	John Hancock Investors Trust Capital Stock	Fund	PEARL Equities Exchange	Equity
JHMD	John Hancock Exchange-Traded Fund Trust John Hancock Multifactor Developed International ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JHML	John Hancock Exchange-Traded Fund Trust John Hancock Multifactor Large Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JHMM	John Hancock Exchange-Traded Fund Trust John Hancock Multifactor Mid Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JHS	John Hancock Income Securities Trust Capital Stock	Fund	PEARL Equities Exchange	Equity
JHSC	John Hancock Exchange-Traded Fund Trust John Hancock Multifactor Small Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JHX	James Hardie Industries plc American Depositary Shares (Each representing One (1) unit of CHESS Unit of Foreign Securities)	AdrCommon	PEARL Equities Exchange	Equity
JIG	J.P. Morgan Exchange-Traded Fund Trust JPMorgan International Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JILL	J.Jill, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
JJSF	J & J Snack Foods Corp COM NPV	CommonStock	PEARL Equities Exchange	Equity
JKHY	Henry (Jack) & Associates Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
JKS	JinkoSolar Holding Co., Ltd. American Depositary Shares (each representing 4 Ordinary Shares)	AdrCommon	PEARL Equities Exchange	Equity
JLL	Jones Lang LaSalle Incorporated Common Stock	CommonStock	PEARL Equities Exchange	Equity
JLS	Nuveen Mortgage and Income Fund Common Shares on Beneficial Interest	Fund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
JMBS	Janus Detroit Street Trust Janus Henderson Mortgage-Backed Securities ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JMIA	Jumia Technologies AG American Depositary Shares, each representing c	AdrCommon	PEARL Equities Exchange	Equity
JMM	Nuveen Multi-Market Income Fund Common Stock	Fund	PEARL Equities Exchange	Equity
JMOM	J.P. Morgan Exchange-Traded Fund Trust JPMorgan U.S. Momentum Factor ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JMST	JPMorgan Ultra-Short Municipal Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JMUB	JPMorgan Municipal ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JNK	SPDR Series Trust SPDR Bloomberg High Yield Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JNPR	Juniper Networks, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
JNUG	Direxion Shares ETF Trust Direxion Daily Junior Gold Miners Index Bull 2X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
JOB	GEE Group Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
JOE	The St. Joe Company Common Stock	CommonStock	PEARL Equities Exchange	Equity
JOET	Virtus ETF Trust II Virtus Terranova U.S. Quality Momentum ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JOF	Japan Smaller Capitalization Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
JOUT	Johnson Outdoors Inc CL A COM USD.05	CommonStock	PEARL Equities Exchange	Equity
JPC	Nuveen Preferred & Income Opportunities Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
JPEM	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Diversified Return Emerging Markets Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JPI	Nuveen Preferred Securities & Income Opportunities Fund Common Shares	Fund	PEARL Equities Exchange	Equity
JPIB	JPMorgan International Bond Opportunities ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JPIN	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Diversified Return International Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JPMB	J.P. Morgan Exchange-Traded Fund Trust JPMorgan USD Emerging Markets Sovereign Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JPME	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Diversified Return U.S. Mid Cap Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JPMpC	JPMorgan Chase & Co. Depositary Shares, each representing a 1/400th interest in a share of 6.00% Non-Cumulative Preferred Stock, Series EE	PreferredStock	PEARL Equities Exchange	Equity
JPMpD	JPMorgan Chase & Co. Depositary Shares, each representing a 1/400th interest in a share of JPMorgan Chase & Co. 5.75% Non-Cumulative Preferred Stock, Series DD	PreferredStock	PEARL Equities Exchange	Equity
JPMpJ	JPMorgan Chase & Co. Depositary Shares, each representing a 1/400th interest in a share of JPMorgan Chase & Co. 4.75% Non-Cumulative Preferred Stock, Series GG	PreferredStock	PEARL Equities Exchange	Equity
JPSE	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Diversified Return U.S. Small Cap Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JPST	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Ultra-Short Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JPUS	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Diversified Return U.S. Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JPXN	iShares Trust iShares JPX-Nikkei 400 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JQC	Nuveen Credit Strategies Income Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
JQUA	J.P. Morgan Exchange-Traded Fund Trust JPMorgan U.S. Quality Factor ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JRI	Nuveen Real Asset Income and Growth Fund Common Shares	Fund	PEARL Equities Exchange	Equity
JRS	Nuveen Real Estate Income Fund Common shares of beneficial interest, par value $0.01 per share	Fund	PEARL Equities Exchange	Equity
JRSH	Jerash Holdings (US) Inc COM	CommonStock	PEARL Equities Exchange	Equity
JRVR	James River Group Holdings Ltd COM USD0.0002	CommonStock	PEARL Equities Exchange	Equity
JSM	Navient Corporation SR NT 2043	Unknown	PEARL Equities Exchange	Equity
JSMD	Janus Henderson Small/Mid Cap Growth Alpha ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
JSML	Janus Henderson Small Cap Growth Alpha ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JULZ	TrueShares Structured Outcome (July) ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JUST	Goldman Sachs ETF Trust Goldman Sachs JUST U.S. Large Cap Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JVA	Coffee Holding Co Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
JVAL	J.P. Morgan Exchange-Traded Fund Trust JPMorgan U.S. Value Factor ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JXI	iShares Trust iShares Global Utilities ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
JYNT	Joint Corp (The) COM USD.001	CommonStock	PEARL Equities Exchange	Equity
K	Kellanova Common Stock	CommonStock	PEARL Equities Exchange	Equity
KAI	Kadant Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
KALA	KALA BIO Inc COM 0.001USD	CommonStock	PEARL Equities Exchange	Equity
KALU	Kaiser Aluminum Corp COM PAR $0.01	CommonStock	PEARL Equities Exchange	Equity
KALV	KalVista Pharmaceuticals Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
KAPR	Innovator U.S. Small Cap Power Buffer ETF - April ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KAR	OPENLANE, Inc Common Stock	CommonStock	PEARL Equities Exchange	Equity
KARS	KraneShares Trust KraneShares Electric Vehicles and Future Mobility Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KB	KB Financial Group Inc. American Depositary Shares (Each respresenting one Common Share)	AdrCommon	PEARL Equities Exchange	Equity
KBA	KraneShares Trust KraneShares Bosera MSCI China A 50 Connect Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KBH	KB Home Common Stock	CommonStock	PEARL Equities Exchange	Equity
KBR	KBR, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
KBWB	Invesco KBW Bank ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KBWD	Invesco KBW High Dividend Yield Financial ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KBWP	Invesco KBW Property & Casualty Insurance ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KBWR	Invesco KBW Regional Banking ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KBWY	Invesco KBW Premium Yield Equity REIT ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KC	Kingsoft Cloud Holdings Limited ADR	AdrCommon	PEARL Equities Exchange	Equity
KCE	SPDR Series Trust SPDR S&P Capital Markets ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KDP	Keurig Dr Pepper Inc COM	CommonStock	PEARL Equities Exchange	Equity
KE	Kimball Electronics Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
KELYA	Kelly Services Inc. CL A COM USD1 NVTG	CommonStock	PEARL Equities Exchange	Equity
KELYB	Kelly Services Inc. CL B COM USD1	CommonStock	PEARL Equities Exchange	Equity
KEMQ	KraneShares Trust KraneShares Emerging Markets Consumer Technology Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KEMX	KraneShares Trust KraneShares MSCI Emerging Markets ex China Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KEN	Kenon Holdings Ltd. Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
KEP	Korea Electric Power Corporation American Depositary Shares (Each representing 1/2 of a share of Common Stock)	AdrCommon	PEARL Equities Exchange	Equity
KEQU	Kewaunee Scientific Corp COM USD2.5	CommonStock	PEARL Equities Exchange	Equity
KEX	Kirby Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
KEY	KeyCorp Common Shares	CommonStock	PEARL Equities Exchange	Equity
KEYpI	KeyCorp Depositary Shares each representing a 1/40th ownership interest in a share of Fixed-to-Floating Rate Perpetual Non-Cumulative Preferred Stock, Series E	PreferredStock	PEARL Equities Exchange	Equity
KEYpJ	KeyCorp Depositary Shares Each Representing a 1/40th Ownership Interest in a Share of Fixed-Rate Perpetual Non-Cumulative Preferred Stock, Series F	PreferredStock	PEARL Equities Exchange	Equity
KEYpK	KeyCorp Depositary Shares, each representing a 1/40th ownership interest in a share of Fixed Rate Perpetual Non-Cumulative Preferred Stock, Series G	PreferredStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
KEYS	Keysight Technologies, Inc. Common stock, par value $0.01 per share	CommonStock	PEARL Equities Exchange	Equity
KF	The Korea Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
KFFB	Kentucky First Federal Bancorp COM	CommonStock	PEARL Equities Exchange	Equity
KFRC	Kforce Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
KFS	Kingsway Financial Services, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
KFY	Korn Ferry Common Stock	CommonStock	PEARL Equities Exchange	Equity
KGC	Kinross Gold Corporation Common Shares	CommonStock	PEARL Equities Exchange	Equity
KGRN	KraneShares Trust KraneShares MSCI China Clean Technology Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KHC	The Kraft Heinz Co COM USD.01	CommonStock	PEARL Equities Exchange	Equity
KIDS	OrthoPediatrics Corp COM USD0.00025	CommonStock	PEARL Equities Exchange	Equity
KIE	SPDR Series Trust SPDR S&P Insurance ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KIM	Kimco Realty Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
KIMpL	Kimco Realty Corporation Class L Depositary Shares, each of which represents a one0one thousandth fractional interest in a share of 5.125% Class L Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
KIMpM	Kimco Realty Corporation Class M Depositary Shares, each of which represents a one-one thousandth fractional interest in a share of 5.25% Class M Cumulative Redeemable Preferred Stock, liquidation prefere	PreferredStock	PEARL Equities Exchange	Equity
KINS	Kingstone Cos Inc COM USD1	CommonStock	PEARL Equities Exchange	Equity
KIO	KKR Income Opportunities Fund Common Shares	Fund	PEARL Equities Exchange	Equity
KIRK	Kirkland's Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
KJAN	Innovator U.S. Small Cap Power Buffer ETF - January ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KJUL	Innovator U.S. Small Cap Power Buffer ETF - July ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KKR	KKR & Co. Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
KLAC	KLA Corp COM USD.001	CommonStock	PEARL Equities Exchange	Equity
KLIC	Kulicke and Soffa Industries Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
KLXE	KLX Energy Services Holdings Inc COM	CommonStock	PEARL Equities Exchange	Equity
KMB	Kimberly-Clark Corp COM USD1.25	CommonStock	PEARL Equities Exchange	Equity
KMDA	Kamada Ltd COM ILS1.	CommonStock	PEARL Equities Exchange	Equity
KMI	Kinder Morgan, Inc. Class P common stock, $0.01 par value	CommonStock	PEARL Equities Exchange	Equity
KMPR	Kemper Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
KMT	Kennametal Inc. Capital Stock	CommonStock	PEARL Equities Exchange	Equity
KMX	CarMax Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
KN	Knowles Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
KNDI	Kandi Technolgies Group Inc ORD USD0.0001	CommonStock	PEARL Equities Exchange	Equity
KNG	FT Vest S&P 500 Dividend Aristocrats Target Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KNOP	KNOT Offshore Partners LP Common Stock	CommonStock	PEARL Equities Exchange	Equity
KNSA	Kiniksa Pharmaceuticals International plc CL A ORD USD0.000273	CommonStock	PEARL Equities Exchange	Equity
KNSL	Kinsale Capital Group, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
KNX	Knight-Swift Transportation Holdings Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
KOCT	Innovator U.S. Small Cap Power Buffer ETF - October ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KOD	Kodiak Sciences Inc COM	CommonStock	PEARL Equities Exchange	Equity
KODK	Eastman Kodak Company Common Stock, $0.01 par value per share	CommonStock	PEARL Equities Exchange	Equity
KOF	Coca-Cola FEMSA, S.A.B. de C.V. American Depositary Shares, each representing 10 Units (each Unit consists of 3 Series B Shares and 5 Series L Shares)	AdrCommon	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
KOLD	ProShares Trust II ProShares UltraShort Bloomberg Natural Gas	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
KOMP	SPDR Series Trust SPDR S&P Kensho New Economies Composite ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KOP	Koppers Holdings Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
KOPN	Kopin Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
KORP	American Century ETF Trust American Century Diversified Corporate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KOS	Kosmos Energy Ltd. Common Shares	CommonStock	PEARL Equities Exchange	Equity
KOSS	Koss Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
KPTI	Karyopharm Therapeutics Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
KR	The Kroger Co. Common Stock	CommonStock	PEARL Equities Exchange	Equity
KRBN	KraneShares Trust KraneShares Global Carbon Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KRC	Kilroy Realty Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
KRE	SPDR Series Trust SPDR S&P Regional Banking ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KREF	KKR Real Estate Finance Trust Inc. Common Stock, $0.01 par value per share	CommonStock	PEARL Equities Exchange	Equity
KRG	Kite Realty Group Trust Common Shares	CommonStock	PEARL Equities Exchange	Equity
KRKR	36Kr Holdings Inc ADS	AdrCommon	PEARL Equities Exchange	Equity
KRMA	Global X Conscious Companies ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KRMD	KORU Medical Systems Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
KRNT	Kornit Digital Ltd ORD ILS.01	CommonStock	PEARL Equities Exchange	Equity
KRNY	Kearny Financial Corp COM USD.10	CommonStock	PEARL Equities Exchange	Equity
KRO	Kronos Worldwide, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
KRON	Kronos Bio Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
KROS	Keros Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
KRP	Kimbell Royalty Partners, LP Common Stock	CommonStock	PEARL Equities Exchange	Equity
KRUS	Kura Sushi USA Inc COM CL A USD0.001	CommonStock	PEARL Equities Exchange	Equity
KRYS	Krystal Biotech Inc COM	CommonStock	PEARL Equities Exchange	Equity
KSA	iShares Trust iShares MSCI Saudi Arabia ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KSS	Kohl's Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
KT	KT Corporation American Depositary Shares (Each representing 1/2 of a Common Share)	AdrCommon	PEARL Equities Exchange	Equity
KTB	Kontoor Brands, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
KTCC	Key Tronic Corp COM NPV	CommonStock	PEARL Equities Exchange	Equity
KTF	DWS Municipal Income Trust Common Shares	Fund	PEARL Equities Exchange	Equity
KTH	Structured Products Corp. 8.0% Corporate-Backed Trust Securities (CorTS) Certificates (Issued by PECO Energy Capital Trust III) due 4/6/2028	StructuredProduct	PEARL Equities Exchange	Equity
KTN	Structured Products Corp. 8.205% Credit-Enhanced Corporate-Backed Trust Securities(Credit-Enhanced CorTS Certificates with a principal amount of 30,000,000)(For Aon Capital A, Trust)	StructuredProduct	PEARL Equities Exchange	Equity
KTOS	Kratos Defense & Security Solutions Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
KURA	Kura Oncology Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
KURE	KraneShares Trust KraneShares MSCI All China Health Care Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KVHI	KVH Industries Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
KW	Kennedy-Wilson Holdings, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
KWEB	KraneShares Trust KraneShares CSI China Internet ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KWR	Quaker Houghton Common Stock	CommonStock	PEARL Equities Exchange	Equity
KWT	iShares MSCI Kuwait ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
KXI	iShares Trust iShares Global Consumer Staples ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KXIN	Kaixin Holdings ORD USD0.045	CommonStock	PEARL Equities Exchange	Equity
KYMR	Kymera Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
KYN	Kayne Anderson Energy Infrastructure Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
KZIA	Kazia Therapeutics Limited SPONSORED ADR	AdrCommon	PEARL Equities Exchange	Equity
KZR	Kezar Life Sciences Inc COM	CommonStock	PEARL Equities Exchange	Equity
L	Loews Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
LABD	Direxion Shares ETF Trust Direxion Daily S&P Biotech Bear 3X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
LABU	Direxion Shares ETF Trust Direxion Daily S&P Biotech Bull 3X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
LAC	Lithium Americas Corp. Common Shares	CommonStock	PEARL Equities Exchange	Equity
LAD	Lithia Motors, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
LADR	Ladder Capital Corp Class A Common Stock, $0.001 par value per share	CommonStock	PEARL Equities Exchange	Equity
LAKE	Lakeland Industries Inc COM USD1	CommonStock	PEARL Equities Exchange	Equity
LAMR	Lamar Advertising Co CL A COM NPV	CommonStock	PEARL Equities Exchange	Equity
LANC	Lancaster Colony Corp COM USD1	CommonStock	PEARL Equities Exchange	Equity
LAND	Gladstone Land Corporation COM USD.001	CommonStock	PEARL Equities Exchange	Equity
LANDO	Gladstone Land Corporation PFD SER B 6%	Unknown	PEARL Equities Exchange	Equity
LARK	Landmark Bancorp Inc COM USD.1	CommonStock	PEARL Equities Exchange	Equity
LASR	nLIGHT Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
LAUR	Laureate Education Inc COM USD0.004	CommonStock	PEARL Equities Exchange	Equity
LAZ	Lazard, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
LBAY	Tidal ETF Trust Leatherback Long/Short Alternative Yield ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LBRDA	Liberty Broadband Corp SR A COM USD.01	CommonStock	PEARL Equities Exchange	Equity
LBRDK	Liberty Broadband Corp SR C COM USD.01	CommonStock	PEARL Equities Exchange	Equity
LBRT	Liberty Energy Inc. Class A common stock	CommonStock	PEARL Equities Exchange	Equity
LBTYA	Liberty Global Ltd SR A COM USD.01	CommonStock	PEARL Equities Exchange	Equity
LBTYB	Liberty Global Ltd SR B COM USD.01	CommonStock	PEARL Equities Exchange	Equity
LBTYK	Liberty Global Ltd SR C COM USD .01	CommonStock	PEARL Equities Exchange	Equity
LC	LendingClub Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
LCG	Northern Lights Fund Trust IV Sterling Capital Focus Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LCII	LCI Industries Common Stock	CommonStock	PEARL Equities Exchange	Equity
LCNB	LCNB Corp COM NPV	CommonStock	PEARL Equities Exchange	Equity
LCR	Managed Portfolio Series Leuthold Core ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LCTX	Lineage Cell Therapeutics, Inc. Common Shares	CommonStock	PEARL Equities Exchange	Equity
LCUT	Lifetime Brands Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
LDEM	iShares ESG MSCI EM Leaders ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LDOS	Leidos Holdings, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
LDP	Cohen & Steers Limited Duration Preferred and Income Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
LDSF	First Trust Low Duration Strategic Focus ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LDUR	PIMCO ETF Trust PIMCO Enhanced Low Duration Active Exchange-Traded Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
LE	Lands' End Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
LEA	Lear Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
LEAD	Siren DIVCON Leaders Dividend ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LECO	Lincoln Electric Holdings Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
LEDS	SemiLEDs Corp COM	CommonStock	PEARL Equities Exchange	Equity
LEE	Lee Enterprises Inc COM USD2	CommonStock	PEARL Equities Exchange	Equity
LEG	Leggett & Platt, Incorporated Common Stock	CommonStock	PEARL Equities Exchange	Equity
LEGH	Legacy Housing Corp COM	CommonStock	PEARL Equities Exchange	Equity
LEGN	Legend Biotech Corp ADR	AdrCommon	PEARL Equities Exchange	Equity
LEGR	First Trust Exchange-Traded Fund VI - First Trust Indxx Innovative Transaction & Process ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LEMB	iShares Inc. iShares J.P. Morgan EM Local Currency Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LEN	Lennar Corporation Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
LEN.B	Lennar Corporation Class B Common Stock	CommonStock	PEARL Equities Exchange	Equity
LEO	BNY Mellon Strategic Municipals, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
LESL	Leslie's Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
LEU	Centrus Energy Corp. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
LEVI	Levi Strauss & Co. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
LFEQ	VanEck ETF Trust VanEck Long/Flat Trend ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LFUS	Littelfuse Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
LFVN	LifeVantage Corp COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
LGH	Northern Lights Fund Trust III HCM Defender 500 Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LGHL	Lion Group Holding Ltd ADS	CommonStock	PEARL Equities Exchange	Equity
LGI	Lazard Global Total Return and Income Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
LGIH	LGI Homes Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
LGL	LGL Group Inc (The) Common Stock	CommonStock	PEARL Equities Exchange	Equity
LGLV	SPDR Series Trust SPDR SSGA US Large Cap Low Volatility Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LGND	Ligand Pharmaceuticals Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
LGOV	First Trust Exchange-Traded Fund IV First Trust Long Duration Opportunities ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LH	Labcorp Holdings Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
LHX	L3Harris Technologies, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
LI	Li Auto Inc ADR	AdrCommon	PEARL Equities Exchange	Equity
LII	Lennox International Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
LILA	Liberty Latin America Ltd CL A ORD NPV	CommonStock	PEARL Equities Exchange	Equity
LILAK	Liberty Latin America Ltd CL C ORD NPV	CommonStock	PEARL Equities Exchange	Equity
LIN	Linde Plc COM NPV	CommonStock	PEARL Equities Exchange	Equity
LINC	Lincoln Educational Services Corp COM NPV	CommonStock	PEARL Equities Exchange	Equity
LIND	Lindblad Expeditions Holdings Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
LIQT	LiqTech International Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
LIT	Global X Funds Global X Lithium & Battery Tech ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LITB	LightInTheBox Holding Co., Ltd. American Depositary Shares, each representing twelve (12) Ordinary Shares	AdrCommon	PEARL Equities Exchange	Equity
LITE	Lumentum Holdings Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
LIVE	Live Ventures Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
LIVN	LivaNova PLC ORD GBP1	CommonStock	PEARL Equities Exchange	Equity
LKFN	Lakeland Financial Corp COM USD.5	CommonStock	PEARL Equities Exchange	Equity
LKOR	FlexShares Credit-Scored US Long Corporate Bond Index Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LKQ	LKQ Corporation COM	CommonStock	PEARL Equities Exchange	Equity
LLY	Eli Lilly and Company Common Stock	CommonStock	PEARL Equities Exchange	Equity
LMAT	LeMaitre Vascular Inc COM USD	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
LMB	Limbach Holdings Inc COM	CommonStock	PEARL Equities Exchange	Equity
LMBS	First Trust Low Duration Opportunities ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LMFA	LM Funding America Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
LMND	Lemonade, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
LMNR	Limoneira Co COM NPV	CommonStock	PEARL Equities Exchange	Equity
LMT	Lockheed Martin Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
LNC	Lincoln National Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
LND	BrasilAgro - Companhia Brasileira de Propriedades Agrícolas American Depositary Shares, each representing one ordinary share	AdrCommon	PEARL Equities Exchange	Equity
LNG	Cheniere Energy Inc Common Stock	CommonStock	PEARL Equities Exchange	Equity
LNN	Lindsay Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
LNSR	LENSAR Inc COM	CommonStock	PEARL Equities Exchange	Equity
LNT	Alliant Energy Corporation COM NPV	CommonStock	PEARL Equities Exchange	Equity
LNTH	Lantheus Holdings Inc COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
LOAN	Manhattan Bridge Capital Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
LOB	Live Oak Bancshares, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
LOCO	El Pollo Loco Holdings Inc COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
LODE	Comstock Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
LOGI	Logitech International SA, Apples ORD	CommonStock	PEARL Equities Exchange	Equity
LOMA	Loma Negra Compañía Industrial Argentina Sociedad Anónima American Depositary Shares, each representing five ordinary shares	AdrCommon	PEARL Equities Exchange	Equity
LOOP	Loop Industries Inc COM	CommonStock	PEARL Equities Exchange	Equity
LOPE	Grand Canyon Education Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
LOUP	Innovator ETFs Trust Innovator Deepwater Frontier Tech ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LOVE	Lovesac Co (The) COM	CommonStock	PEARL Equities Exchange	Equity
LOW	Lowe's Companies, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
LPCN	Lipocine Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
LPG	Dorian LPG Ltd. Common Stock, $0.01 par value	CommonStock	PEARL Equities Exchange	Equity
LPL	LG Display Co., Ltd. American Depositary Shares (Each representing one-half of one share of Common Shares, Won 5,000 par value)	AdrCommon	PEARL Equities Exchange	Equity
LPLA	LPL Financial Holdings Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
LPRO	Open Lending Corp COM	CommonStock	PEARL Equities Exchange	Equity
LPSN	LivePerson Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
LPTH	LightPath Technologies Inc CL A COM USD.01	CommonStock	PEARL Equities Exchange	Equity
LPTX	Leap Therapeutics Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
LPX	Louisiana-Pacific Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
LQD	iShares Trust iShares iBoxx $ Investment Grade Corporate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LQDA	Liquidia Corp COM	CommonStock	PEARL Equities Exchange	Equity
LQDH	iShares U.S. ETF Trust iShares Interest Rate Hedged Corporate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LQDI	iShares U.S. ETF Trust - IShares Inflation Hedged Corporate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LQDT	Liquidity Services Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
LRCX	Lam Research Corp COM NPV	CommonStock	PEARL Equities Exchange	Equity
LRGE	ClearBridge Large Cap Growth ESG ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LRGF	iShares Trust iShares U.S. Equity Factor ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LRMR	Larimar Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
LRN	Stride, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
LRNZ	Listed Funds Trust TrueShares Technology, AI & Deep Learning ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LSAF	Two Roads Shared Trust LeaderShares AlphaFactor US Core Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LSAT	Two Roads Shared Trust LeaderShares AlphaFactor Tactical Focused ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LSBK	Lake Shore Bancorp Inc COM USD	CommonStock	PEARL Equities Exchange	Equity
LSCC	Lattice Semiconductor Corporation COM USD.01	CommonStock	PEARL Equities Exchange	Equity
LSF	Laird Superfood, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
LSPD	Lightspeed Commerce Inc. Subordinate Voting Shares	CommonStock	PEARL Equities Exchange	Equity
LSTR	Landstar System Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
LTBR	Lightbridge Corp COM USD.001	CommonStock	PEARL Equities Exchange	Equity
LTC	LTC Properties, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
LTL	ProShares Trust ProShares Ultra Communication Services	ExchangeTradedFund	PEARL Equities Exchange	Equity
LTPZ	PIMCO ETF Trust PIMCO 15+ Year U.S. TIPS Index Exchange-Traded Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
LTRN	Lantern Pharma Inc COM	CommonStock	PEARL Equities Exchange	Equity
LTRX	Lantronix Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
LU	Lufax Holding Ltd American Depositary Shares, each representing two (2) Ordinary Shares	AdrCommon	PEARL Equities Exchange	Equity
LUMN	Lumen Technologies, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
LUNG	Pulmonx Corp COM	CommonStock	PEARL Equities Exchange	Equity
LUV	Southwest Airlines Co. Common Stock	CommonStock	PEARL Equities Exchange	Equity
LVHD	Franklin US Low Volatility High Dividend Index ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LVHI	Franklin International Low Volatility High Dividend Index ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LVS	Las Vegas Sands Corp. Common Stock	CommonStock	PEARL Equities Exchange	Equity
LW	Lamb Weston Holdings, Inc. Common Stock, $1.00 par value	CommonStock	PEARL Equities Exchange	Equity
LWAY	Lifeway Foods Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
LX	LexinFintech Holdings Ltd ADR	AdrCommon	PEARL Equities Exchange	Equity
LXEH	Lixiang Education Holding Co Ltd ADR	AdrCommon	PEARL Equities Exchange	Equity
LXFR	Luxfer Holdings PLC Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
LXP	LXP Industrial Trust Common Stock (Maryland REIT)	CommonStock	PEARL Equities Exchange	Equity
LXPpC	LXP Industrial Trust 6.5% Series C Cumulative Convertible Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
LXRX	Lexicon Pharmaceuticals Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
LXU	LSB Industries Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
LYB	LyondellBasell Industries N.V. Class A Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
LYG	Lloyds Banking Group plc American Depositary Shares (Each representing four Ordinary Shares of nominal value 10 pence each)	AdrCommon	PEARL Equities Exchange	Equity
LYRA	Lyra Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
LYTS	LSI Industries Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
LYV	Live Nation Entertainment, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
LZB	La-Z-Boy Incorporated Common Shares	CommonStock	PEARL Equities Exchange	Equity
M	Macy's Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MA	Mastercard Incorporated Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
MAA	Mid-America Apartment Communities, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MAApI	Mid-America Apartment Communities, Inc. 8.50% Series I Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
MAC	The Macerich Company Common Stock	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
MAG	MAG Silver Corp Common Stock	CommonStock	PEARL Equities Exchange	Equity
MAGA	Point Bridge America First ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MAIN	Main Street Capital Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
MAN	ManpowerGroup Common Stock	CommonStock	PEARL Equities Exchange	Equity
MANH	Manhattan Associates Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
MANU	Manchester United plc Class A Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
MAR	Marriott International Inc CL A COM NPV	CommonStock	PEARL Equities Exchange	Equity
MARA	MARA Holdings Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
MARB	First Trust Exchange-Traded Fund III First Trust Merger Arbitrage ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MARPS	Marine Petroleum Trust UNTS BEN INT NPV	CommonStock	PEARL Equities Exchange	Equity
MAS	Masco Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
MASI	Masimo Corp COM USD.001	CommonStock	PEARL Equities Exchange	Equity
MAT	Mattel Inc. COM USD1	CommonStock	PEARL Equities Exchange	Equity
MATW	Matthews International Corp CL A COM USD1	CommonStock	PEARL Equities Exchange	Equity
MATX	Matson, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MAV	Pioneer Municipal High Income Advantage Fund, Inc. Common Shares	Fund	PEARL Equities Exchange	Equity
MAX	MediaAlpha, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
MAXN	Maxeon Solar Technologies Ltd COM	CommonStock	PEARL Equities Exchange	Equity
MAYS	J. W. Mays Inc COM USD1	CommonStock	PEARL Equities Exchange	Equity
MBB	iShares MBS ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MBCN	Middlefield Banc Corp COM NPV	CommonStock	PEARL Equities Exchange	Equity
MBI	MBIA Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MBIN	Merchants Bancorp COM	CommonStock	PEARL Equities Exchange	Equity
MBIO	Mustang Bio Inc COM	CommonStock	PEARL Equities Exchange	Equity
MBNKP	Medallion Bank NCUM PFD F	PreferredStock	PEARL Equities Exchange	Equity
MBOT	Microbot Medical Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
MBRX	Moleculin Biotech Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
MBSD	FlexShares Trust FlexShares Disciplined Duration MBS Index Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
MBUU	Malibu Boats Inc CL A COM USD.01	CommonStock	PEARL Equities Exchange	Equity
MBWM	Mercantile Bank Corp COM NPV	CommonStock	PEARL Equities Exchange	Equity
MC	Moelis & Company Class A Common Stock, par value $0.01 per share	CommonStock	PEARL Equities Exchange	Equity
MCB	Metropolitan Bank Holding Corp. Common Stock, par value $0.01 per share	CommonStock	PEARL Equities Exchange	Equity
MCBS	Metrocity Bankshares Inc COM	CommonStock	PEARL Equities Exchange	Equity
MCFT	MasterCraft Boat Holdings Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
MCHI	iShares MSCI China ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MCHP	Microchip Technology Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
MCHX	Marchex Inc CL B COM USD.01	CommonStock	PEARL Equities Exchange	Equity
MCI	Barings Corporate Investors Common Shares	Fund	PEARL Equities Exchange	Equity
MCK	McKesson Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
MCN	XAI Madison Equity Premium Income Fund Common Shares	Fund	PEARL Equities Exchange	Equity
MCO	Moody's Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
MCR	MFS Charter Income Trust Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
MCRB	Seres Therapeutics Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
MCRI	Monarch Casino & Resort Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
MCS	The Marcus Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
MCY	Mercury General Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
MD	Pediatrix Medical Group, Inc Common Stock	CommonStock	PEARL Equities Exchange	Equity
MDB	MongoDB Inc CL A COM	CommonStock	PEARL Equities Exchange	Equity
MDGL	Madrigal Pharmaceuticals Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
MDIA	Mediaco Holding Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
MDIV	First Trust Exchange Traded Fund VI Multi Asset Diversified Income Index Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MDLZ	Mondelez International Inc CL A COM NPV	CommonStock	PEARL Equities Exchange	Equity
MDRR	Medalist Diversified REIT Inc COM USD 0.01	CommonStock	PEARL Equities Exchange	Equity
MDT	Medtronic plc Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
MDU	MDU Resources Group, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MDWD	MediWound Ltd ORD NIS0.01	CommonStock	PEARL Equities Exchange	Equity
MDXG	MiMedx Group Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
MDY	SPDR S&P MidCap 400 ETF Trust Units	ExchangeTradedFund	PEARL Equities Exchange	Equity
MDYG	SPDR Series Trust SPDR S&P 400 Mid Cap Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MDYV	SPDR Series Trust SPDR S&P 400 Mid Cap Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MEAR	iShares Short Maturity Municipal Bond Active ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MEC	Mayville Engineering Company, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MED	Medifast, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MEDP	Medpace Holdings Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
MEG	Montrose Environmental Group, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MEI	Methode Electronics, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MEIP	MEI Pharma Inc COM	CommonStock	PEARL Equities Exchange	Equity
MELI	MercadoLibre Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
MEOH	Methanex Corp COM NPV	CommonStock	PEARL Equities Exchange	Equity
MERC	Mercer International Inc SHS BEN INT USD1	CommonStock	PEARL Equities Exchange	Equity
MERpK	Bank of America Corporation Income Capital Obligation Notes initially due December 15, 2066	PreferredStock	PEARL Equities Exchange	Equity
MESA	Mesa Air Group Inc COM NEW	CommonStock	PEARL Equities Exchange	Equity
MESO	Mesoblast Ltd SPONSORED ADR	AdrCommon	PEARL Equities Exchange	Equity
MET	MetLife, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
METC	Ramaco Resources Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
METpA	MetLife, Inc. Floating Rate Non-Cumulative Preferred Stock, Series A	PreferredStock	PEARL Equities Exchange	Equity
METpE	MetLife, Inc. Depositary shares, each representing a 1/1000th interest in a share of the Issuers 5.625% Non-Cumulative Preferred Stock, Series E	PreferredStock	PEARL Equities Exchange	Equity
MEXX	Direxion Shares ETF Trust Direxion Daily MSCI Mexico Bull 3X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
MFA	MFA Financial, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MFApB	MFA Financial, Inc. 7.50% Series B Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
MFApC	MFA Financial, Inc. 6.50% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
MFC	Manulife Financial Corporation Common Shares	CommonStock	PEARL Equities Exchange	Equity
MFDX	PIMCO Equity Series PIMCO RAFI Dynamic Multi-Factor International Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MFEM	PIMCO Equity Series PIMCO RAFI Dynamic Multi-Factor Emerging Markets Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MFG	Mizuho Financial Group, Inc. American Depositary Shares each representing one-fifth of an Ordinary Share	AdrCommon	PEARL Equities Exchange	Equity
MFH	Mercurity Fintech Holding Inc ORD USD0.004	CommonStock	PEARL Equities Exchange	Equity
MFIN	Medallion Financial Corp. COM USD.01	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
MFM	MFS Municipal Income Trust Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
MFUS	PIMCO Equity Series PIMCO RAFI Dynamic Multi-Factor U.S. Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MG	Mistras Group, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MGA	Magna International Inc. Common Shares	CommonStock	PEARL Equities Exchange	Equity
MGC	Vanguard World Funds Vanguard Mega Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MGEE	MGE Energy Inc COM USD8	CommonStock	PEARL Equities Exchange	Equity
MGF	MFS Government Markets Income Trust Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
MGIC	Magic Software Enterprises Ltd ORD NIS.1	CommonStock	PEARL Equities Exchange	Equity
MGK	Vanguard World Funds Vanguard Mega Cap Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MGNI	Magnite Inc COM USD.00001	CommonStock	PEARL Equities Exchange	Equity
MGNX	MacroGenics Inc COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
MGPI	MGP Ingredients Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
MGR	Affiliated Managers Group, Inc. 5.875% Junior Subordinated Notes due 2059	StructuredProduct	PEARL Equities Exchange	Equity
MGRB	Affiliated Managers Group, Inc. 4.750% Junior Subordinated Notes due 2060	StructuredProduct	PEARL Equities Exchange	Equity
MGRC	McGrath RentCorp COM NPV	CommonStock	PEARL Equities Exchange	Equity
MGTX	Meiragtx Holdings plc COM	CommonStock	PEARL Equities Exchange	Equity
MGV	Vanguard World Funds Vanguard Mega Cap Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MGY	Magnolia Oil & Gas Corporation Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
MGYR	Magyar Bancorp Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
MHD	BlackRock MuniHoldings Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
MHF	Western Asset Municipal High Income Fund Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
MHH	Mastech Digital, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MHI	Pioneer Municipal High Income Fund, Inc. Common Shares	Fund	PEARL Equities Exchange	Equity
MHK	Mohawk Industries, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MHLA	Maiden Holdings North America, Ltd. 6.625% Notes due 2046	StructuredProduct	PEARL Equities Exchange	Equity
MHN	BlackRock MuniHoldings New York Quality Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
MHNC	Maiden Holdings North America, Ltd. 7.75% Notes due 2043	StructuredProduct	PEARL Equities Exchange	Equity
MHO	M/I Homes, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MID	American Century ETF Trust American Century Mid Cap Growth Impact ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MIDD	Middleby Corp (The) COM USD.01	CommonStock	PEARL Equities Exchange	Equity
MIDU	Direxion Shares ETF Trust Direxion Daily Mid Cap Bull 3X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
MILN	Global X Millennial Consumer ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MIN	MFS Intermediate Income Trust Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
MIND	MIND Technology Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
MINT	PIMCO ETF Trust PIMCO Enhanced Short Maturity Active Exchange-Traded Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
MIRM	Mirum Pharmaceuticals Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
MIST	Milestone Pharmaceuticals Inc COM	CommonStock	PEARL Equities Exchange	Equity
MITK	Mitek Systems Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
MITT	AG Mortgage Investment Trust, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MITTpA	AG Mortgage Investment Trust, Inc. 8.25% Series A Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
MITTpB	AG Mortgage Investment Trust, Inc. 8.00% Series B Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
MITTpC	AG Mortgage Investment Trust, Inc. 8.00% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, $0.01 par value per share	PreferredStock	PEARL Equities Exchange	Equity
MIY	BlackRock MuniYield Michigan Quality Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
MJ	Amplify ETF Trust Amplify Alternative Harvest ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MKC	McCormick & Company, Incorporated Common Stock (Non-Voting)	CommonStock	PEARL Equities Exchange	Equity
MKC.V	McCormick & Company, Incorporated Common Stock (Voting)	CommonStock	PEARL Equities Exchange	Equity
MKSI	MKS Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
MKTX	MarketAxess Holdings Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
MLAB	Mesa Laboratories Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
MLCO	Melco Resorts & Entertainment Ltd ADR NPV	AdrCommon	PEARL Equities Exchange	Equity
MLI	Mueller Industries, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MLM	Martin Marietta Materials Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MLN	VanEck Long Muni ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MLP	Maui Land & Pineapple Company, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MLPA	Global X Funds Global X MLP ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MLPB	UBS AG ETRACS Alerian MLP Infrastructure Index ETN Series B due April 2, 2040	ExchangeTradedNote	PEARL Equities Exchange	Equity
MLPR	UBS AG ETRACS Quarterly Pay 1.5X Leveraged Alerian MLP Index ETN	ExchangeTradedNote	PEARL Equities Exchange	Equity
MLPX	Global X Funds Global X MLP & Energy Infrastructure ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MLR	Miller Industries, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MLSS	Milestone Scientific Inc. Common Stock par value $.001 per share	CommonStock	PEARL Equities Exchange	Equity
MMC	Marsh & McLennan Companies, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MMD	NYLI MacKay DefinedTerm Muni Opportunities Fund Common Shares	Fund	PEARL Equities Exchange	Equity
MMI	Marcus & Millichap, Inc. Common Stock, par value $0.0001	CommonStock	PEARL Equities Exchange	Equity
MMIN	New York Life Investments Active ETF Trust NYLI MacKay Muni Insured ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MMIT	New York Life Investments Active ETF Trust NYLI MacKay Muni Intermediate ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MMLG	First Trust Exchange-Traded Fund VIII First Trust Multi-Manager Large Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MMLP	Martin Midstream Partners LP LP UNIT	CommonStock	PEARL Equities Exchange	Equity
MMS	MAXIMUS, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MMSI	Merit Medical Systems Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
MMT	MFS Multimarket Income Trust Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
MMTM	SPDR Series Trust SPDR S&P 1500 Momentum Tilt ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MMU	Western Asset Managed Municipals Fund Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
MMYT	MakeMyTrip Ltd ORD USD0.0005	CommonStock	PEARL Equities Exchange	Equity
MNA	New York Life Investments ETF Trust NYLI Merger Arbitrage ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MNDO	MIND CTI Ltd ORD NIS.01	CommonStock	PEARL Equities Exchange	Equity
MNKD	MannKind Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
MNOV	Medicinova Inc COM	CommonStock	PEARL Equities Exchange	Equity
MNPR	Monopar Therapeutics Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
MNRO	Monro Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
MNSB	MainStreet Bancshares Inc COM	CommonStock	PEARL Equities Exchange	Equity
MNSBP	MainStreet Bancshares Inc 7.5% DP SH PFD A	Unknown	PEARL Equities Exchange	Equity
MNSO	MINISO Group Holding Limited American Depositary Shares, each representing four Ordinary Shares	AdrCommon	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
MNST	Monster Beverage Corp COM USD.005	CommonStock	PEARL Equities Exchange	Equity
MO	Altria Group, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MOD	Modine Manufacturing Company Common Stock	CommonStock	PEARL Equities Exchange	Equity
MOFG	MidWestOne Financial Group Inc COM	CommonStock	PEARL Equities Exchange	Equity
MOG.A	Moog Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
MOG.B	Moog Inc. Class B Common Stock	CommonStock	PEARL Equities Exchange	Equity
MOGO	Mogo Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
MOGU	MOGU Inc. American Depositary Shares, each representing three-hundred (300) Class A Ordinary Shares	AdrCommon	PEARL Equities Exchange	Equity
MOH	Molina Healthcare Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MOMO	Hello Group Inc ADR	AdrCommon	PEARL Equities Exchange	Equity
MOO	VanEck ETF Trust VanEck Agribusiness ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MORN	Morningstar Inc COM	CommonStock	PEARL Equities Exchange	Equity
MORT	VanEck ETF Trust VanEck Mortgage REIT Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MOS	Mosaic Company, The Common Stock	CommonStock	PEARL Equities Exchange	Equity
MOTI	VanEck Morningstar International Moat ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MOTO	Guinness Atkinson Funds SmartETFs Smart Transportation & Technology ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MOV	Movado Group, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MP	MP Materials Corp. Class A common stock	CommonStock	PEARL Equities Exchange	Equity
MPA	BlackRock MuniYield Pennsylvania Quality Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
MPAA	Motorcar Parts of America Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
MPB	Mid Penn Bancorp Inc COM USD1	CommonStock	PEARL Equities Exchange	Equity
MPC	Marathon Petroleum Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
MPLX	MPLX LP Common units representing limited partner interests	CommonStock	PEARL Equities Exchange	Equity
MPV	Barings Participation Investors Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
MPW	Medical Properties Trust, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MPWR	Monolithic Power Systems Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
MPX	Marine Products Corp. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MQT	BlackRock MuniYield Quality Fund II, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
MQY	BlackRock MuniYield Quality Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
MRAM	Everspin Technologies Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
MRBK	Meridian Corp COM	CommonStock	PEARL Equities Exchange	Equity
MRC	MRC Global Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MRCC	Monroe Capital Corp COM USD.001	CommonStock	PEARL Equities Exchange	Equity
MRCY	Mercury Systems Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
MREO	Mereo BioPharma Group Plc ADS	AdrCommon	PEARL Equities Exchange	Equity
MRGR	ProShares Merger ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MRIN	Marin Software Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
MRK	Merck & Co., Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MRKR	Marker Therapeutics Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
MRSK	Northern Lights Fund Trust Toews Agility Shares Managed Risk ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MRSN	Mersana Therapeutics Inc COM 0.0001USD	CommonStock	PEARL Equities Exchange	Equity
MRTN	Marten Transport Ltd COM USD.01	CommonStock	PEARL Equities Exchange	Equity
MRUS	Merus NV COM EUR.05	CommonStock	PEARL Equities Exchange	Equity
MRVI	Maravai LifeSciences Holdings Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
MS	Morgan Stanley Common Stock	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
MSA	MSA Safety Incorporated Common Stock	CommonStock	PEARL Equities Exchange	Equity
MSB	Mesabi Trust Units of Beneficial Interest	CommonStock	PEARL Equities Exchange	Equity
MSBI	Midland States Bancorp Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
MSC	Studio City International Holdings Limited American depositary shares, each representing four Class A ordinary shares	AdrCommon	PEARL Equities Exchange	Equity
MSCI	MSCI Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MSD	Morgan Stanley Emerging Markets Debt Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
MSEX	Middlesex Water Co COM NPV	CommonStock	PEARL Equities Exchange	Equity
MSGE	Madison Square Garden Entertainment Corp. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
MSGS	Madison Square Garden Sports Corp. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
MSI	Motorola Solutions, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MSM	MSC Industrial Direct Co., Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
MSN	Emerson Radio Corp Common Stock	CommonStock	PEARL Equities Exchange	Equity
MSOS	AdvisorShares Trust AdvisorShares Pure US Cannabis ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MSpA	Morgan Stanley Depositary Shares (Each representing 1/1,000th interest in a share of Floating Rate Non-Cumulative Preferred Stock, Series A)	PreferredStock	PEARL Equities Exchange	Equity
MSpE	Morgan Stanley Depositary Shares, each representing 1/1,000th of a share of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series E	PreferredStock	PEARL Equities Exchange	Equity
MSpF	Morgan Stanley Depositary shares, each representing 1/1,000 th ownership interest in a share of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series F	PreferredStock	PEARL Equities Exchange	Equity
MSpI	Morgan Stanley Depositary shares, each representing 1/1,000th of a share of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series I	PreferredStock	PEARL Equities Exchange	Equity
MSpK	Morgan Stanley Depositary Shares, each representing 1/1,000th of a share of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series K	PreferredStock	PEARL Equities Exchange	Equity
MSpL	Morgan Stanley Depositary Shares, each representing 1/1,000th of a share of 4.875% Non-Cumulative Preferred Stock, Series L	PreferredStock	PEARL Equities Exchange	Equity
MSTB	LHA Market State TacticalBeta ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MSTR	MicroStrategy Inc CL A COM USD.001	CommonStock	PEARL Equities Exchange	Equity
MT	ArcelorMittal New York Registry Shares	NyRegisteredShare	PEARL Equities Exchange	Equity
MTA	Metalla Royalty & Streaming Ltd. Common Shares	CommonStock	PEARL Equities Exchange	Equity
MTB	M&T Bank Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
MTC	MMtec Inc COM USD 0.08	CommonStock	PEARL Equities Exchange	Equity
MTCH	Match Group Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
MTD	Mettler-Toledo International Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MTDR	Matador Resources Company Common Stock	CommonStock	PEARL Equities Exchange	Equity
MTEX	Mannatech Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
MTG	MGIC Investment Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
MTGP	WisdomTree Trust WisdomTree Mortgage Plus Bond Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
MTH	Meritage Homes Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
MTLS	Materialise NV ADR	AdrCommon	PEARL Equities Exchange	Equity
MTN	Vail Resorts, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MTNB	Matinas BioPharma Holdings Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MTR	Mesa Royalty Trust Units of Beneficial Interest	CommonStock	PEARL Equities Exchange	Equity
MTRN	Materion Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
MTRX	Matrix Service Co COM USD.01	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
MTSI	MACOM Technology Solutions Holdings Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
MTUM	iShares MSCI USA Momentum Factor ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MTW	The Manitowoc Company, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MTX	Minerals Technologies Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MTZ	MasTec, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MU	Micron Technology Inc. COM USD.1	CommonStock	PEARL Equities Exchange	Equity
MUA	BlackRock MuniAssets Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
MUB	iShares Trust iShares National Muni Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MUC	BlackRock MuniHoldings California Quality Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
MUE	BlackRock MuniHoldings Quality Fund II, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
MUFG	Mitsubishi UFJ Financial Group, Inc. American Depositary Shares (Each Representing one share of Common Stock)	AdrCommon	PEARL Equities Exchange	Equity
MUJ	BlackRock MuniHoldings New Jersey Quality Fund, Inc. Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
MUNI	PIMCO ETF Trust PIMCO Intermediate Municipal Bond Active Exchange-Traded Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
MUR	Murphy Oil Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
MUSA	Murphy USA Inc Common Stock, par value $0.01 per share	CommonStock	PEARL Equities Exchange	Equity
MUST	Columbia ETF Trust I Columbia Multi-Sector Municipal Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MUX	McEwen Mining Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MVBF	MVB Financial Corp COM	CommonStock	PEARL Equities Exchange	Equity
MVF	BlackRock MuniVest Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
MVIS	MicroVision Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
MVO	MV Oil Trust Units of Beneficial Interests	CommonStock	PEARL Equities Exchange	Equity
MVRL	UBS AG ETRACS Monthly Pay 1.5X Leveraged Mortgage REIT ETN	ExchangeTradedNote	PEARL Equities Exchange	Equity
MVT	BlackRock MuniVest Fund II, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
MVV	ProShares Trust ProShares Ultra MidCap400	ExchangeTradedFund	PEARL Equities Exchange	Equity
MWA	Mueller Water Products, Inc. Series A Common Stock	CommonStock	PEARL Equities Exchange	Equity
MX	Magnachip Semiconductor Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
MXC	Mexco Energy Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
MXE	The Mexico Equity and Income Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
MXF	The Mexico Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
MXI	iShares Trust iShares Global Materials ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
MXL	MaxLinear Inc CL A COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
MYD	BlackRock MuniYield Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
MYE	Myers Industries, Inc. Common Shares	CommonStock	PEARL Equities Exchange	Equity
MYFW	First Western Financial Inc COM	CommonStock	PEARL Equities Exchange	Equity
MYGN	Myriad Genetics Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
MYI	BlackRock MuniYield Quality Fund III, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
MYN	BlackRock MuniYield New York Quality Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
MYO	Myomo Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MYRG	MYR Group Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
MYSZ	My Size Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
MYY	ProShares Trust ProShares Short MidCap400	ExchangeTradedFund	PEARL Equities Exchange	Equity
MZZ	ProShares Trust ProShares UltraShort MidCap400	ExchangeTradedFund	PEARL Equities Exchange	Equity
SHC	Sotera Health Co COM	CommonStock	PEARL Equities Exchange	Equity
OLMA	Olema Pharmaceuticals Inc COM	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
TLS	Telos Corp COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
TVTX	Travere Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
YSG	Yatsen Holding Limited American Depositary Shares, each representing twenty (20) Class A Ordinary Shares	AdrCommon	PEARL Equities Exchange	Equity
PSApO	Public Storage Depositary Shares Each Representing 1/1,000 of a 3.900% Cumulative Preferred Share of Beneficial Interest, Series O	PreferredStock	PEARL Equities Exchange	Equity
RORO	Tidal ETF Trust ATAC US Rotation ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
UK	Ucommune Group Holdings Ltd ORD USD0.024	CommonStock	PEARL Equities Exchange	Equity
SMID	Smith-Midland Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
VTRS	Viatris Inc COM USD.5	CommonStock	PEARL Equities Exchange	Equity
NISN	Nisun International Enterprise Development Group Co Ltd COM CL A	CommonStock	PEARL Equities Exchange	Equity
PRTC	PureTech Health PLC ADR	AdrCommon	PEARL Equities Exchange	Equity
BALY	Bally's Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
RZLT	Rezolute Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
PTA	Cohen & Steers Tax-Advantaged Preferred Securities and Income Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
ROOT	Root Inc COM CL A USD.0001	CommonStock	PEARL Equities Exchange	Equity
SMTI	Sanara MedTech Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
SVAL	iShares US Small Cap Value Factor ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
USBpQ	U.S. Bancorp Depositary Shares, Each Representing a 1/1,000th Interest in a Share of Series L Non-Cumulative Perpetual Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
VICE	AdvisorShares Trust AdvisorShares Vice ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WFCpA	Wells Fargo & Company Depositary Shares, each representing a 1/1,000th interest in a share of Non-Cumulative Perpetual Class A Preferred Stock, Series AA	PreferredStock	PEARL Equities Exchange	Equity
NAC	Nuveen California Quality Municipal Income Fund Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
NACP	Tidal Trust III Impact Shares NAACP Minority Empowerment ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NAD	Nuveen Quality Municipal Income Fund Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
NAII	Natural Alternatives International Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
NAIL	Direxion Shares ETF Trust Direxion Daily Homebuilders & Supplies Bull 3X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
NAK	Northern Dynasty Minerals Ltd Common Shares	CommonStock	PEARL Equities Exchange	Equity
NAN	Nuveen New York Quality Municipal Income Fund Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
NANR	SPDR Index Shares Funds SPDR S&P North American Natural Resources ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NAOV	NanoVibronix Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
NAPR	Innovator Growth-100 Power Buffer ETF - April ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NAT	Nordic American Tankers Limited Common Shares	CommonStock	PEARL Equities Exchange	Equity
NATH	Nathan's Famous Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
NATR	Nature's Sunshine Products Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
NAVI	Navient Corporation COM0.01	CommonStock	PEARL Equities Exchange	Equity
NAZ	Nuveen Arizona Quality Municipal Income Fund Common Stock	Fund	PEARL Equities Exchange	Equity
NBB	Nuveen Taxable Municipal Income Fund Common Shares, $.001 par value	Fund	PEARL Equities Exchange	Equity
NBH	Neuberger Berman Municipal Fund Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
NBHC	National Bank Holdings Corporation Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
NBIX	Neurocrine Biosciences Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
NBN	Northeast Bank COM NPV	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
NBR	Nabors Industries Ltd. Common Shares	CommonStock	PEARL Equities Exchange	Equity
NBTB	NBT Bancorp Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
NBY	NovaBay Pharmaceuticals Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
NC	NACCO Industries, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
NCA	Nuveen California Municipal Value Fund Common Stock	Fund	PEARL Equities Exchange	Equity
NCLH	Norwegian Cruise Line Holdings Ltd. Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
NCMI	National CineMedia Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
NCNA	NuCana Plc ADR	AdrCommon	PEARL Equities Exchange	Equity
NCNO	nCino Inc COM USD0.0005	CommonStock	PEARL Equities Exchange	Equity
NCSM	NCS Multistage Holdings Inc COM USD .01	CommonStock	PEARL Equities Exchange	Equity
NCTY	The9 Ltd ADR	AdrCommon	PEARL Equities Exchange	Equity
NCVpA	Virtus Convertible & Income Fund 5.625% Series A Cumulative Preferred Shares	PreferredStock	PEARL Equities Exchange	Equity
NCZpA	Virtus Convertible & Income Fund II 5.50% Series A Cumulative Preferred Shares	PreferredStock	PEARL Equities Exchange	Equity
NDAQ	Nasdaq Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
NDLS	Noodles & Co CL A COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
NDMO	Nuveen Dynamic Municipal Opportunities Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
NDRA	ENDRA Life Sciences Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
NDSN	Nordson Corp COM USD1	CommonStock	PEARL Equities Exchange	Equity
NEA	Nuveen AMT-Free Quality Municipal Income Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
NEAR	iShares Short Duration Bond Active ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NEE	NextEra Energy, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
NEEpN	NextEra Energy, Inc. Series N Junior Subordinated Debentures due March 1, 2079	StructuredProduct	PEARL Equities Exchange	Equity
NEM	Newmont Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
NEN	New England Realty Associates LP Class A Depositary Receipts evidencing Units of Limited Partnership	CommonStock	PEARL Equities Exchange	Equity
NEO	NeoGenomics Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
NEOG	Neogen Corp COM USD.16	CommonStock	PEARL Equities Exchange	Equity
NEON	Neonode Inc COM	CommonStock	PEARL Equities Exchange	Equity
NEPH	Nephros Inc. COM USD.001	CommonStock	PEARL Equities Exchange	Equity
NERD	Roundhill Video Games ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NERV	Minerva Neurosciences Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
NET	Cloudflare, Inc. Class A common stock, par value $0.001 per share	CommonStock	PEARL Equities Exchange	Equity
NETL	ETF Series Solutions NETLease Corporate Real Estate ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NEU	NewMarket Corporation (Holding Company) Common Stock	CommonStock	PEARL Equities Exchange	Equity
NEWT	NewtekOne Inc COM USD.02	CommonStock	PEARL Equities Exchange	Equity
NEXA	Nexa Resources S.A. Common shares	CommonStock	PEARL Equities Exchange	Equity
NEXT	NextDecade Corp COM	CommonStock	PEARL Equities Exchange	Equity
NFBK	Northfield Bancorp Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
NFE	New Fortress Energy Inc COM CL A	Unknown	PEARL Equities Exchange	Equity
NFG	National Fuel Gas Company Common Stock	CommonStock	PEARL Equities Exchange	Equity
NFJ	Virtus Dividend, Interest & Premium Strategy Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
NFLT	ETFis Series Trust I Virtus Newfleet Multi-Sector Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NFLX	Netflix Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
NFRA	FlexShares Trust FlexShares STOXX Global Broad Infrastructure Index Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
NFTY	First Trust India Nifty 50 Equal Weight ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NG	NovaGold Resources Inc Common Stock	CommonStock	PEARL Equities Exchange	Equity
NGD	New Gold Inc Common Stock	CommonStock	PEARL Equities Exchange	Equity
NGG	National Grid plc American Depositary Shares (Each representing five Ordinary Shares)	AdrCommon	PEARL Equities Exchange	Equity
NGL	NGL Energy Partners LP Common Units Representing Limited Partner Interests	CommonStock	PEARL Equities Exchange	Equity
NGLpB	NGL Energy Partners LP 9.00% Class B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units representing limited partnership interests	PreferredStock	PEARL Equities Exchange	Equity
NGLpC	NGL Energy Partners LP 9.625% Class C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units representing limited partner interests	PreferredStock	PEARL Equities Exchange	Equity
NGS	Natural Gas Services Group, Inc. Common Stock,	CommonStock	PEARL Equities Exchange	Equity
NGVC	Natural Grocers by Vitamin Cottage, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
NGVT	Ingevity Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
NHC	National Healthcare Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
NHI	National Health Investors, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
NHS	Neuberger Berman High Yield Strategies Fund Inc Common Stock	Fund	PEARL Equities Exchange	Equity
NHTC	Natural Health Trends Corp COM USD.001	CommonStock	PEARL Equities Exchange	Equity
NI	NiSource Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
NICE	NICE Ltd SPON ADR	AdrCommon	PEARL Equities Exchange	Equity
NIE	Virtus Equity & Convertible Income Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
NIM	Nuveen Select Maturities Municipal Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
NINE	Nine Energy Service, Inc. Common Stock, par value $0.01 per share	CommonStock	PEARL Equities Exchange	Equity
NIO	NIO Inc. American depositary shares, each representing one Class A ordinary share	AdrCommon	PEARL Equities Exchange	Equity
NIU	Niu Technologies ADR	AdrCommon	PEARL Equities Exchange	Equity
NJAN	Innovator Growth-100 Power Buffer ETF - January ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NJR	New Jersey Resources Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
NJUL	Innovator Growth-100 Power Buffer ETF - July ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NKE	NIKE, Inc. Class B Common Stock	CommonStock	PEARL Equities Exchange	Equity
NKSH	National Bankshares Inc COM USD2.5	CommonStock	PEARL Equities Exchange	Equity
NKTR	Nektar Therapeutics COM NPV	CommonStock	PEARL Equities Exchange	Equity
NKTX	Nkarta Inc COM	CommonStock	PEARL Equities Exchange	Equity
NKX	Nuveen California AMT-Free Quality Municipal Income Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
NL	NL Industries, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
NLR	VanEck ETF Trust VanEck Uranium and Nuclear ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NLY	Annaly Capital Management, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
NLYpF	Annaly Capital Management, Inc. 6.95% Series F Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
NLYpG	Annaly Capital Management, Inc. 6.50% Series G Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
NLYpI	Annaly Capital Management, Inc. 6.750% Series I Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
NMCO	Nuveen Municipal Credit Opportunities Fund Common Shares, $0.01 par value	Fund	PEARL Equities Exchange	Equity
NMFC	New Mountain Finance Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
NMI	Nuveen Municipal Income Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
NMIH	NMI Holdings Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
NML	Neuberger Berman Energy Infrastructure and Income Fund Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
NMM	Navios Maritime Partners L.P. Common Units representing Limited Partner Interests	CommonStock	PEARL Equities Exchange	Equity
NMR	Nomura Holdings, Inc. American Depositary Shares (Each representing one share of Common Stock)	AdrCommon	PEARL Equities Exchange	Equity
NMRK	Newmark Group Inc Cl A	CommonStock	PEARL Equities Exchange	Equity
NMS	Nuveen Minnesota Quality Municipal Income Fund Common Shares of beneficial interest	Fund	PEARL Equities Exchange	Equity
NMT	Nuveen Massachusetts Quality Municipal Income Fund Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
NMZ	Nuveen Municipal High Income Opportunity Fund Common shares of beneficial interest, par value $0.01 per share	Fund	PEARL Equities Exchange	Equity
NNBR	NN Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
NNDM	Nano Dimension Ltd SPONS ADR	AdrCommon	PEARL Equities Exchange	Equity
NNI	Nelnet, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
NNN	NNN REIT, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
NNOX	Nano X Imaging Ltd COM USD.001	CommonStock	PEARL Equities Exchange	Equity
NNVC	NanoViricides Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
NNY	Nuveen New York Municipal Value Fund Common Stock	Fund	PEARL Equities Exchange	Equity
NOA	North American Construction Group Ltd. Common Shares	CommonStock	PEARL Equities Exchange	Equity
NOAH	Noah Holdings Limited American Depositary Shares (each representing 5 Ordinary Share)	AdrCommon	PEARL Equities Exchange	Equity
NOBL	PROSHARES S&P 500 DIVIDEND ARISTOCRATS ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NOC	Northrop Grumman Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
NOCT	Innovator Growth-100 Power Buffer ETF- October ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NODK	NI Holdings Inc COM	CommonStock	PEARL Equities Exchange	Equity
NOG	Northern Oil & Gas Inc Common Stock	CommonStock	PEARL Equities Exchange	Equity
NOK	Nokia Corporation American Depositary Shares (each representing one Share, 0.06 euro par value)	AdrCommon	PEARL Equities Exchange	Equity
NOM	Nuveen Missouri Quality Municipal Income Fund Common shares of beneficial interest, par value $0.01 per share	Fund	PEARL Equities Exchange	Equity
NOMD	Nomad Foods Limited Ordinary shares, no par value	CommonStock	PEARL Equities Exchange	Equity
NORW	Global X Funds Global X MSCI Norway ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NOV	NOV Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
NOVA	Sunnova Energy International Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
NOVT	Novanta Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
NOW	ServiceNow, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
NPK	National Presto Industries, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
NPO	Enpro Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
NPV	Nuveen Virginia Quality Municipal Income Fund Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
NQP	Nuveen Pennsylvania Quality Municipal Income Fund Common Shares	Fund	PEARL Equities Exchange	Equity
NRC	National Research Corp COM USD.001	CommonStock	PEARL Equities Exchange	Equity
NREF	NexPoint Real Estate Finance, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
NREFpA	NexPoint Real Estate Finance, Inc. 8.50% Series A Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
NRG	NRG Energy, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
NRIM	Northrim BanCorp Inc COM USD1	CommonStock	PEARL Equities Exchange	Equity
NRIX	Nurix Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
NRK	Nuveen New York AMT-Free Quality Municipal Income Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
NRO	Neuberger Berman Real Estate Securities Income Fund Inc Common Stock	Fund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
NRP	Natural Resource Partners L.P. Common Units	CommonStock	PEARL Equities Exchange	Equity
NRT	North European Oil Royalty Trust Units of Beneficial Interest	CommonStock	PEARL Equities Exchange	Equity
NRUC	National Rural Utilities Cooperative Finance Corporation 5.500% Subordinated Notes due 2064 (Subordinated Deferrable Interest Notes)	StructuredProduct	PEARL Equities Exchange	Equity
NSA	National Storage Affiliates Trust Common Shares of Beneficial Interest	CommonStock	PEARL Equities Exchange	Equity
NSApA	National Storage Affiliates Trust 6.000% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest (Liquidation Preference $25.00 per share)	PreferredStock	PEARL Equities Exchange	Equity
NSC	Norfolk Southern Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
NSIT	Insight Enterprises Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
NSP	Insperity, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
NSSC	NAPCO Security Technologies Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
NSYS	Nortech Systems Inc COM USD.05	CommonStock	PEARL Equities Exchange	Equity
NTAP	NetApp Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
NTB	The Bank of N.T. Butterfield & Son Limited Common shares, BM$0.01 par value	CommonStock	PEARL Equities Exchange	Equity
NTCT	NetScout Systems Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
NTES	NetEase Inc SPONSORED ADR	AdrCommon	PEARL Equities Exchange	Equity
NTEST.Y	NY Test Symbol	CommonStock	PEARL Equities Exchange	Equity
NTEST.Z	NYSE TEST SYMBOL SIFMA / DTCC Eligible	Unknown	PEARL Equities Exchange	Equity
NTIC	Northern Technologies International Corp COM USD.02	CommonStock	PEARL Equities Exchange	Equity
NTIP	Network-1 Technologies Inc. Common Stock $.01 par value	CommonStock	PEARL Equities Exchange	Equity
NTLA	Intellia Therapeutics Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
NTNX	Nutanix Inc CL A COM USD0.000025	CommonStock	PEARL Equities Exchange	Equity
NTR	Nutrien Ltd. Common Shares	CommonStock	PEARL Equities Exchange	Equity
NTRA	Natera Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
NTRS	Northern Trust Corp COM USD3.17	CommonStock	PEARL Equities Exchange	Equity
NTRSO	Northern Trust Corp DP RP PFD E	PreferredStock	PEARL Equities Exchange	Equity
NTST	NETSTREIT Corp. Common Stock	CommonStock	PEARL Equities Exchange	Equity
NTSX	WisdomTree Trust WisdomTree U.S. Efficient Core Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
NTWK	NetSol Technologies Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
NTZ	Natuzzi S.p.A. American Depositary Shares (each representing five Ordinary Shares)	AdrCommon	PEARL Equities Exchange	Equity
NUAG	NuShares ETF Trust Nuveen Enhanced Yield U.S. Aggregate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NUBD	NuShares ETF Trust Nuveen ESG U.S. Aggregate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NUDM	Nuveen ESG International Developed Markets Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NUE	Nucor Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
NUEM	Nuveen ESG Emerging Markets Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NUGT	Direxion Shares ETF Trust Direxion Daily Gold Miners Index Bull 2X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
NUHY	NuShares ETF Trust Nuveen ESG High Yield Corporate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NULC	Nushares ETF Trust - Nuveen ESG Large Cap ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NULG	Nuveen ESG Large-Cap Growth ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NULV	Nuveen ESG Large-Cap Value ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NUMG	Nuveen ESG Mid-Cap Growth ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NUMV	Nuveen ESG Mid-Cap Value ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NURE	Nuveen Short-Term REIT ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NUS	Nu Skin Enterprises, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
NUSA	NuShares ETF Trust Nuveen ESG 1-5 Year U.S. Aggregate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NUSC	Nuveen ESG Small-Cap ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NUV	Nuveen Municipal Value Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
NUW	Nuveen AMT-Free Municipal Value Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
NVAX	Novavax Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
NVCR	NovoCure Limited ORD NPV	CommonStock	PEARL Equities Exchange	Equity
NVEC	NVE Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
NVEE	NV5 Global Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
NVFY	Nova LifeStyle Inc COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
NVG	Nuveen AMT-Free Municipal Credit Income Fund Common shares of beneficial interest, par value $0.01 per share	Fund	PEARL Equities Exchange	Equity
NVGS	Navigator Holdings Ltd. Common Stock	CommonStock	PEARL Equities Exchange	Equity
NVMI	Nova Ltd ORD	CommonStock	PEARL Equities Exchange	Equity
NVO	Novo-Nordisk A/S American Depositary Shares (Representing one Ordinary B Share)	AdrCommon	PEARL Equities Exchange	Equity
NVR	NVR, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
NVST	Envista Holdings Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
NVT	nVent Electric plc Ordinary Shares, nominal value $0.01	CommonStock	PEARL Equities Exchange	Equity
NWBI	Northwest Bancshares Inc COM USD.1	CommonStock	PEARL Equities Exchange	Equity
NWE	NorthWestern Energy Group Inc COM NEW	CommonStock	PEARL Equities Exchange	Equity
NWFL	Norwood Financial Corp. COM USD.1	CommonStock	PEARL Equities Exchange	Equity
NWL	Newell Brands Inc COM USD1	CommonStock	PEARL Equities Exchange	Equity
NWN	Northwest Natural Holding Company Common Stock	CommonStock	PEARL Equities Exchange	Equity
NWPX	Northwest Pipe Co COM USD.01	CommonStock	PEARL Equities Exchange	Equity
NWS	News Corp CL B COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
NWSA	News Corp CL A COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
NX	Quanex Building Products Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
NXC	Nuveen California Select Tax-Free Income Portfolio Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
NXE	NexGen Energy Ltd. Common Shares	CommonStock	PEARL Equities Exchange	Equity
NXJ	Nuveen New Jersey Quality Municipal Income Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
NXN	Nuveen New York Select Tax-Free Income Portfolio Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
NXP	Nuveen Select Tax-Free Income Portfolio Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
NXPI	NXP Semiconductors NV COM EUR.01	CommonStock	PEARL Equities Exchange	Equity
NXRT	NexPoint Residential Trust, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
NXST	Nexstar Media Group Inc. COM NPV	CommonStock	PEARL Equities Exchange	Equity
NXTC	NextCure Inc COM	CommonStock	PEARL Equities Exchange	Equity
NXTG	First Trust Indxx NextG ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NYC	American Strategic Investment Co. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
NYF	iShares Trust iShares New York Muni Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NYMT	New York Mortgage Trust Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
NYMTM	New York Mortgage Trust Inc 7.875 PFD CL E	PreferredStock	PEARL Equities Exchange	Equity
NYMTN	New York Mortgage Trust Inc PFD 8 SER D	PreferredStock	PEARL Equities Exchange	Equity
NYT	The New York Times Company Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
NZF	Nuveen Municipal Credit Income Fund Common shares of beneficial interest, par value $0.01 per share	Fund	PEARL Equities Exchange	Equity
O	Realty Income Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	**Security Name**	**Security Class**	**Listed Exchange**	**Instrument Type**
OAKpA	Brookfield Oaktree Holdings, LLC 6.625% Series A Preferred Units	PreferredStock	PEARL Equities Exchange	Equity
OAKpB	Brookfield Oaktree Holdings, LLC 6.550% Series B Preferred Units	PreferredStock	PEARL Equities Exchange	Equity
OBLG	Oblong Inc COM	CommonStock	PEARL Equities Exchange	Equity
OBOR	KraneShares Trust KraneShares MSCI One Belt One Road Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OC	Owens Corning Common Stock	CommonStock	PEARL Equities Exchange	Equity
OCC	Optical Cable Corp COM NPV	CommonStock	PEARL Equities Exchange	Equity
OCCI	OFS Credit Co Inc ORD	CommonStock	PEARL Equities Exchange	Equity
OCFC	OceanFirst Financial Corp. COM USD.01	CommonStock	PEARL Equities Exchange	Equity
OCFT	OneConnect Financial Technology Co., Ltd. American Depositary Shares, each representing thirty (30) ordinary shares	AdrCommon	PEARL Equities Exchange	Equity
OCGN	Ocugen Inc COM	CommonStock	PEARL Equities Exchange	Equity
OCIO	ETF Series Solutions ClearShares OCIO ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OCSL	Oaktree Specialty Lending Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
OCTZ	TrueShares Structured Outcome (October) ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OCUL	Ocular Therapeutix Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
OCX	OncoCyte Corp COM NPV	CommonStock	PEARL Equities Exchange	Equity
ODC	Oil-Dri Corporation of America Common Stock	CommonStock	PEARL Equities Exchange	Equity
ODFL	Old Dominion Freight Line Inc COM USD.1	CommonStock	PEARL Equities Exchange	Equity
ODP	The ODP Corporation COM USD.01	CommonStock	PEARL Equities Exchange	Equity
OEC	Orion S.A. Common Shares	CommonStock	PEARL Equities Exchange	Equity
OEF	iShares Trust iShares S&P 100 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OESX	Orion Energy Systems Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
OEUR	ALPS O'Shares Europe Quality Dividend ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OFG	OFG Bancorp Common Stock	CommonStock	PEARL Equities Exchange	Equity
OFIX	Orthofix Medical Inc COM USD.1	CommonStock	PEARL Equities Exchange	Equity
OFLX	Omega Flex Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
OFS	OFS Capital Corporation COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
OGCP	Empire State Realty OP, L.P. Series 60 Operating Partnership Units Representing Limited Partnership Interests	Unit	PEARL Equities Exchange	Equity
OGE	OGE Energy Corp. Common Stock	CommonStock	PEARL Equities Exchange	Equity
OGEN	Oragenics Inc Common Stock	CommonStock	PEARL Equities Exchange	Equity
OGI	Organigram Global Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
OGIG	ALPS O'Shares Global Internet Giants ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OGS	ONE Gas, Inc. Common Stock,	CommonStock	PEARL Equities Exchange	Equity
OHI	Omega Healthcare Investors, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
OI	O-I Glass, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
OIA	Invesco Municipal Income Opportunities Trust Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
OIH	VanEck ETF Trust VanEck Oil Services ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OII	Oceaneering International, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
OILK	ProShares K-1 Free Crude Oil ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OIS	Oil States International, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
OKE	ONEOK, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
OKTA	Okta Inc CL A COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
OLB	OLB Group Inc (The) COM	CommonStock	PEARL Equities Exchange	Equity
OLED	Universal Display Corporation COM USD.01	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
OLLI	Ollie's Bargain Outlet Holdings Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
OLN	Olin Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
OLP	One Liberty Properties, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
OM	Outset Medical Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
OMAB	Grupo Aeroportuario del Centro Norte SAB de CV ADR NPV	AdrCommon	PEARL Equities Exchange	Equity
OMC	Omnicom Group Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
OMCL	Omnicell Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
OMER	Omeros Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
OMEX	Odyssey Marine Exploration Inc. COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
OMF	OneMain Holdings, Inc. Common Stock, par value $0.01 per share	CommonStock	PEARL Equities Exchange	Equity
OMFL	Invesco Russell 1000 Dynamic Multifactor ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OMFS	Invesco Russell 2000 Dynamic Multifactor ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OMI	Owens & Minor, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ON	ON Semiconductor Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
ONB	Old National Bancorp COM NPV	CommonStock	PEARL Equities Exchange	Equity
ONCY	Oncolytics Biotech Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
ONEO	SPDR Series Trust SPDR Russell 1000 Momentum Focus ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ONEQ	Fidelity Nasdaq Composite Index ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ONEV	SPDR Series Trust SPDR Russell 1000 Low Volatility Focus ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ONEW	OneWater Marine Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
ONEY	SPDR Series Trust SPDR Russell 1000 Yield Focus ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ONLN	ProShares Trust ProShares Online Retail ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ONTO	Onto Innovation Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
OOMA	Ooma, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
OPBK	OP Bancorp COM	CommonStock	PEARL Equities Exchange	Equity
OPCH	Option Care Health Inc COM	CommonStock	PEARL Equities Exchange	Equity
OPER	ETF Series Solutions ClearShares Ultra-Short Maturity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OPHC	OptimumBank Holdings, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
OPI	Office Properties Income Trust COM USD.01 SBI	CommonStock	PEARL Equities Exchange	Equity
OPINL	Office Properties Income Trust 6.375 Senior Notes Due 2050 STRUCTPROD	Unknown	PEARL Equities Exchange	Equity
OPK	OPKO Health Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
OPOF	Old Point Financial Corp COM USD5.0	CommonStock	PEARL Equities Exchange	Equity
OPP	RiverNorth/DoubleLine Strategic Opportunity Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
OPPpA	RiverNorth/DoubleLine Strategic Opportunity Fund, Inc. 4.375% Series A Cumulative Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
OPRA	Opera Limited ADR	AdrCommon	PEARL Equities Exchange	Equity
OPRT	Oportun Financial Corp COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
OPRX	OptimizeRX Corp COM	CommonStock	PEARL Equities Exchange	Equity
OPT	Opthea Ltd SPONSORED ADR	AdrCommon	PEARL Equities Exchange	Equity
OPTT	Ocean Power Technologies Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
OPY	Oppenheimer Holdings Inc. Class A Non-Voting Shares	CommonStock	PEARL Equities Exchange	Equity
OR	OR Royalties Inc. Common Shares	CommonStock	PEARL Equities Exchange	Equity
ORA	Ormat Technologies, Inc. Common Shares	CommonStock	PEARL Equities Exchange	Equity
ORC	Orchid Island Capital, Inc. Common Stock, $0.01 par value per share	CommonStock	PEARL Equities Exchange	Equity
ORCL	Oracle Corporation Common Stock, $0.01 par value	CommonStock	PEARL Equities Exchange	Equity
ORGO	Organogenesis Holdings Inc COM	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
ORI	Old Republic International Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
ORIC	ORIC Pharmaceuticals Inc COM	CommonStock	PEARL Equities Exchange	Equity
ORLY	O'Reilly Automotive Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
ORMP	Oramed Pharmaceuticals Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
ORN	Orion Group Holdings, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ORRF	Orrstown Financial Services Inc COM USD1.25	CommonStock	PEARL Equities Exchange	Equity
OSBC	Old Second Bancorp Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
OSCV	Opus Small Cap Value ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OSIS	OSI Systems Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
OSK	Oshkosh Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
OSPN	OneSpan Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
OSS	One Stop Systems Inc COM	CommonStock	PEARL Equities Exchange	Equity
OSUR	OraSure Technologies Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
OSW	OneSpaWorld Holdings Limited COM CL A	CommonStock	PEARL Equities Exchange	Equity
OTEX	Open Text Corp COM NPV	CommonStock	PEARL Equities Exchange	Equity
OTIS	Otis Worldwide Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
OTLK	Outlook Therapeutics Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
OTRK	Ontrak Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
OTTR	Otter Tail Corp COM USD5	CommonStock	PEARL Equities Exchange	Equity
OUNZ	VanEck Merk Gold ETF VanEck Merk Gold Shares	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
OUSA	ALPS O'Shares U.S. Quality Dividend ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OUSM	ALPS O'Shares U.S. Small-Cap Quality Dividend ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OUT	OUTFRONT Media Inc. Common stock	CommonStock	PEARL Equities Exchange	Equity
OVB	Overlay Shares Core Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OVBC	Ohio Valley Banc Corp. COM NPV	CommonStock	PEARL Equities Exchange	Equity
OVF	Overlay Shares Foreign Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OVID	Ovid Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
OVL	Overlay Shares Large Cap Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OVLY	Oak Valley Bancorp COM	CommonStock	PEARL Equities Exchange	Equity
OVM	Overlay Shares Municipal Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OVS	Overlay Shares Small Cap Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
OVV	Ovintiv Inc. Common Stock, par value $0.01	CommonStock	PEARL Equities Exchange	Equity
OXBR	Oxbridge Re Holdings Ltd ORD USD0.001	CommonStock	PEARL Equities Exchange	Equity
OXLC	Oxford Lane Capital Corp COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
OXLCP	Oxford Lane Capital Corp 6.25 PFD SR 2027	PreferredStock	PEARL Equities Exchange	Equity
OXM	Oxford Industries, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
OXSQ	Oxford Square Capital Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
OXSQZ	Oxford Square Capital Corp 6.25 Notes due 2026 ETN	Unknown	PEARL Equities Exchange	Equity
OXY	Occidental Petroleum Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
OZK	Bank OZK COM USD.01	CommonStock	PEARL Equities Exchange	Equity
PAA	Plains All American Pipeline LP LP UNTS NPV	CommonStock	PEARL Equities Exchange	Equity
PAAS	Pan American Silver Corp. Common Shares	CommonStock	PEARL Equities Exchange	Equity
PAC	Grupo Aeroportuario del Pacifico S.A.B de C.V. American Depositary Shares (Each representing 10 Series B Shares)	AdrCommon	PEARL Equities Exchange	Equity
PACB	Pacific Biosciences of California Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
PACK	Ranpak Holdings Corp. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
PAG	Penske Automotive Group, Inc. Voting Common Stock	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	**Security Name**	**Security Class**	**Listed Exchange**	**Instrument Type**
PAGP	Plains GP Holdings LP CL A LP NPV	Unknown	PEARL Equities Exchange	Equity
PAGS	PagSeguro Digital Ltd. Class A Common Shares	CommonStock	PEARL Equities Exchange	Equity
PAHC	Phibro Animal Health Corp CL A COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
PAI	Western Asset Investment Grade Income Fund Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
PALC	Pacer Funds Trust Pacer Lunt Large Cap Multi-Factor Alternator ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PALL	abrdn Palladium ETF Trust abrdn Physical Palladium Shares ETF	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
PAM	Pampa Energía S.A. American Depositary Shares (each representing 25 shares of Common Stock)	AdrCommon	PEARL Equities Exchange	Equity
PAMC	Pacer Funds Trust Pacer Lunt MidCap Multi-Factor Alternator ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PANL	Pangaea Logistics Solutions Ltd COM USD1	CommonStock	PEARL Equities Exchange	Equity
PANW	Palo Alto Networks Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
PAPR	Innovator US Equity Power Buffer ETF - April ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PAR	Par Technology Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
PARR	Par Pacific Holdings, Inc. Common Stock, par value $0.01 per share	CommonStock	PEARL Equities Exchange	Equity
PASG	Passage Bio Inc COM	CommonStock	PEARL Equities Exchange	Equity
PATK	Patrick Industries Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
PAUG	Innovator US Equity Power Buffer ETF - August ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PAVE	Global X US Infrastructure Development ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PAVM	PAVmed Inc COM	CommonStock	PEARL Equities Exchange	Equity
PAWZ	ProShares Trust - ProShares Pet Care ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PAYC	Paycom Software, Inc. Common Stock, $0.01 par value per share	CommonStock	PEARL Equities Exchange	Equity
PAYS	Paysign Inc COM	CommonStock	PEARL Equities Exchange	Equity
PAYX	Paychex Inc. COM USD.01	CommonStock	PEARL Equities Exchange	Equity
PB	Prosperity Bancshares, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
PBA	Pembina Pipeline Corporation Common Shares	CommonStock	PEARL Equities Exchange	Equity
PBD	Invesco Exchange-Traded Fund Trust II Invesco Global Clean Energy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PBE	Invesco Exchange-Traded Fund Trust Invesco Biotechnology & Genome ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PBF	PBF Energy Inc. Class A common stock	CommonStock	PEARL Equities Exchange	Equity
PBFS	Pioneer Bancorp Inc COM	CommonStock	PEARL Equities Exchange	Equity
PBH	Prestige Consumer Healthcare Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
PBHC	Pathfinder Bancorp Inc COM USD1	CommonStock	PEARL Equities Exchange	Equity
PBI	Pitney Bowes Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
PBIpB	Pitney Bowes Inc. 6.70% Notes Due 2043	PreferredStock	PEARL Equities Exchange	Equity
PBJ	Invesco Exchange-Traded Fund Trust Invesco Food & Beverage ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PBP	Invesco S&P 500 BuyWrite ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PBR	Petroleo Brasileiro S.A.-Petrobras American Depositary Shares(Each representing 2 Common Shares)	AdrCommon	PEARL Equities Exchange	Equity
PBR.A	Petroleo Brasileiro S.A.-Petrobras American Depository Shares (Each representing 2 Preferred Shares)	AdrCommon	PEARL Equities Exchange	Equity
PBT	Permian Basin Royalty Trust Units of Beneficial Interest	CommonStock	PEARL Equities Exchange	Equity
PBTP	Invesco 0-5 Yr US TIPS ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PBUS	Invesco MSCI USA ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PBW	Invesco Exchange-Traded Fund Trust Invesco WilderHill Clean Energy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PBYI	Puma Biotechnology Inc COM USD0.00001	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	**Security Name**	**Security Class**	**Listed Exchange**	**Instrument Type**
PCAR	PACCAR Inc COM USD12	CommonStock	PEARL Equities Exchange	Equity
PCB	PCB Bancorp COM	CommonStock	PEARL Equities Exchange	Equity
PCEF	Invesco Exchange-Traded Fund Trust II Invesco CEF Income Composite ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PCF	High Income Securities Fund Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
PCG	PG&E Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
PCGpA	Pacific Gas & Electric Company 6% Perferred Stock	PreferredStock	PEARL Equities Exchange	Equity
PCGpB	Pacific Gas & Electric Company 5.5% Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
PCGpC	Pacific Gas & Electric Company 5% 1st Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
PCGpD	Pacific Gas & Electric Company 5% 1st Red. Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
PCGpE	Pacific Gas & Electric Company 5% 1st A Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
PCGpG	Pacific Gas & Electric Company 4.8% 1st Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
PCGpI	Pacific Gas & Electric Company 4.36% 1st Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
PCH	PotlatchDeltic Corp COM USD1	CommonStock	PEARL Equities Exchange	Equity
PCK	PIMCO California Municipal Income Fund II Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
PCM	PCM Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
PCN	PIMCO Corporate & Income Strategy Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
PCQ	PIMCO California Municipal Income Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
PCRX	Pacira BioSciences Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
PCSA	Processa Pharmaceuticals Inc COM	CommonStock	PEARL Equities Exchange	Equity
PCTY	Paylocity Holding Corp COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
PCVX	Vaxcyte Inc COM	CommonStock	PEARL Equities Exchange	Equity
PCY	Invesco Exchange-Traded Fund Trust II Invesco Emerging Markets Sovereign Debt ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PCYO	Pure Cycle Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
PD	PagerDuty, Inc. Common Stock, par value $0.000005 per share	CommonStock	PEARL Equities Exchange	Equity
PDBC	Invesco Optimum Yield Diversified Commodity Strategy No K-1 ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PDD	PDD Holdings Inc ADR	AdrCommon	PEARL Equities Exchange	Equity
PDEC	Innovator U.S. Equity Power Buffer ETF - December ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PDEX	Pro Dex Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
PDFS	PDF Solutions Inc COM USD.00015	CommonStock	PEARL Equities Exchange	Equity
PDI	PIMCO Dynamic Income Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
PDLB	Ponce Financial Group Inc COM USD 0.01	CommonStock	PEARL Equities Exchange	Equity
PDM	Piedmont Office Realty Trust, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
PDN	Invesco Exchange-Traded Fund Trust II Invesco RAFI Developed Markets ex-U.S. Small-Mid ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PDP	Invesco Dorsey Wright Momentum ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PDS	Precision Drilling Corporation Common Shares	CommonStock	PEARL Equities Exchange	Equity
PDSB	PDS Biotechnology Corp COM	CommonStock	PEARL Equities Exchange	Equity
PDT	John Hancock Premium Dividend Fund Common Shares	Fund	PEARL Equities Exchange	Equity
PEB	Pebblebrook Hotel Trust Common Shares of Beneficial Interest	CommonStock	PEARL Equities Exchange	Equity
PEBK	Peoples Bancorp of North Carolina Inc. COM NPV	CommonStock	PEARL Equities Exchange	Equity
PEBO	Peoples Bancorp Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
PEBpE	Pebblebrook Hotel Trust 6.375% Series E Cumulative Redeemable Preferred Shares of Beneficial Interest, $0.01 par value per share	PreferredStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
PEBpF	Pebblebrook Hotel Trust 6.3% Series F Cumulative Redeemable Preferred Shares of Beneficial Interest, $0.01 par value per share	PreferredStock	PEARL Equities Exchange	Equity
PED	PEDEVCO Corp. Common Stock	CommonStock	PEARL Equities Exchange	Equity
PEG	Public Service Enterprise Group Incorporated Common Stock	CommonStock	PEARL Equities Exchange	Equity
PEGA	Pegasystems Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
PEJ	Invesco Exchange-Traded Fund Trust Invesco Leisure and Entertainment ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PEN	Penumbra, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
PENN	PENN Entertainment Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
PEO	Adams Natural Resources Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
PEP	PepsiCo Inc COM USD.0166	CommonStock	PEARL Equities Exchange	Equity
PERI	Perion Network Ltd ORD USD	CommonStock	PEARL Equities Exchange	Equity
PESI	Perma Fix Environmental Services Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
PETS	PetMed Express Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
PETZ	TDH Holdings Inc COM USD.02	CommonStock	PEARL Equities Exchange	Equity
PEX	ProShares Global Listed Private Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PEXL	Pacer Funds Trust Pacer US Export Leaders ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PEZ	Invesco Dorsey Wright Consumer Cyclicals Momentum ETF CONSM DISCR	ExchangeTradedFund	PEARL Equities Exchange	Equity
PFBC	Preferred Bank of Los Angeles COM	CommonStock	PEARL Equities Exchange	Equity
PFD	Flaherty & Crumrine Preferred and Income Fund Incorporated Common Stock	Fund	PEARL Equities Exchange	Equity
PFEB	Innovator US Equity Power Buffer ETF - February ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PFF	iShares Preferred and Income Securities ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PFFA	ETFis Series Trust I Virtus InfraCap U.S. Preferred Stock ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PFFD	Global X Funds Global X U.S. Preferred ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PFFL	UBS AG ETRACS 2xMonthly Pay Leveraged Preferred Stock Index ETN due September 25, 2048	ExchangeTradedNote	PEARL Equities Exchange	Equity
PFFR	ETFis Series Trust I InfraCap REIT Preferred ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PFFV	Global X Funds Global X Variable Rate Preferred ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PFG	Principal Financial Group Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
PFGC	Performance Food Group Company Common Stock	CommonStock	PEARL Equities Exchange	Equity
PFH	Prudential Financial, Inc. 4.125% Junior Subordinated Notes due 2060	StructuredProduct	PEARL Equities Exchange	Equity
PFI	Invesco Dorsey Wright Financial Momentum ETF FINCL SECT	ExchangeTradedFund	PEARL Equities Exchange	Equity
PFIG	Invesco Exchange-Traded Fund Trust II Invesco Fundamental Investment Grade Corporate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PFIS	Peoples Financial Services Corp COM	CommonStock	PEARL Equities Exchange	Equity
PFL	PIMCO Income Strategy Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
PFLD	ETF Series Solutions AAM Low Duration Preferred and Income Securities ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PFLT	PennantPark Floating Rate Capital Ltd. Common Stock	CommonStock	PEARL Equities Exchange	Equity
PFM	Invesco Dividend Achievers ETF DIV ACHV PRTF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PFN	PIMCO Income Strategy Fund II Common Shares of Beneficial Interest, $0.00001 par value	Fund	PEARL Equities Exchange	Equity
PFO	Flaherty & Crumrine Preferred and Income Opportunity Fund Incorporated Common Stock	Fund	PEARL Equities Exchange	Equity
PFS	Provident Financial Services, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
PFSI	PennyMac Financial Services, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
PFXF	VanEck ETF Trust VanEck Preferred Securities ex Financials ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PGC	Peapack-Gladstone Financial Corp COM NPV	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
PGEN	Precigen Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
PGF	Invesco Exchange-Traded Fund Trust Invesco Financial Preferred ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PGHY	Invesco Exchange-Traded Fund Trust II Invesco Global ex-US High Yield Corporate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PGJ	Invesco Golden Dragon China ETF Golden Dragon Halter	ExchangeTradedFund	PEARL Equities Exchange	Equity
PGNY	Progyny Inc COM	CommonStock	PEARL Equities Exchange	Equity
PGP	PIMCO Global StocksPLUS & Income Fund Common Shares, par value of $.00001 per share.	Fund	PEARL Equities Exchange	Equity
PGR	The Progressive Corporation Common Shares	CommonStock	PEARL Equities Exchange	Equity
PGRE	Paramount Group, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
PGX	Invesco Exchange-Traded Fund Trust II Invesco Preferred ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PGZ	Principal Real Estate Income Fund Common shares of beneficial interest, no par value per share	Fund	PEARL Equities Exchange	Equity
PH	Parker-Hannifin Corporation Common Shares	CommonStock	PEARL Equities Exchange	Equity
PHAT	Phathom Pharmaceuticals Inc COM	CommonStock	PEARL Equities Exchange	Equity
PHB	Invesco Exchange-Traded Fund Trust II Invesco Fundamental High Yield Corporate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PHD	Pioneer Floating Rate Fund, Inc. Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
PHDG	Invesco Actively Managed Exchange-Traded Fund Trust Invesco S&P 500 Downside Hedged ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PHG	Koninklijke Philips N.V. New York Registry Shares	NyRegisteredShare	PEARL Equities Exchange	Equity
PHGE	BiomX Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
PHI	PLDT Inc. American Depositary Shares (Each representing One share of Common Stock)	AdrCommon	PEARL Equities Exchange	Equity
PHIO	Phio Pharmaceuticals Corp COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
PHK	PIMCO High Income Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
PHM	PulteGroup, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
PHO	Invesco Water Resources ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PHR	Phreesia, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
PHT	Pioneer High Income Fund, Inc. Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
PHUN	Phunware Inc COM	CommonStock	PEARL Equities Exchange	Equity
PHX	PHX Minerals Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
PHYL	PGIM ETF Trust PGIM Active High Yield Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PHYS	Sprott Physical Gold Trust Units	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
PI	Impinj Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
PICB	Invesco Exchange-Traded Fund Trust II Invesco International Corporate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PICK	iShares MSCI Global Metals & Mining Producers ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PID	Invesco International Dividend Achievers ETF INTL DIV ACHV	ExchangeTradedFund	PEARL Equities Exchange	Equity
PIE	Invesco Dorsey Wright Emerging Markets Momentum ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PII	Polaris Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
PILL	Direxion Shares ETF Trust Direxion Daily Pharmaceutical & Medical Bull 3X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
PIM	Putnam Master Intermediate Income Trust Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
PIN	Invesco India Exchange-Traded Fund Trust Invesco India ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PINC	Premier Inc CL A COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
PINE	Alpine Income Property Trust, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
PINS	Pinterest, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
PIO	Invesco Global Water ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
PIPR	Piper Sandler Companies Common Stock	CommonStock	PEARL Equities Exchange	Equity
PIZ	Invesco Dorsey Wright Developed Markets Momentum ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PJAN	Innovator U.S. Equity Power Buffer ETF - January ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PJP	Invesco Exchange-Traded Fund Trust Invesco Pharmaceuticals ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PJT	PJT Partners Inc. Class A Common stock	CommonStock	PEARL Equities Exchange	Equity
PJUL	Innovator U.S. Equity Power Buffer ETF - July ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PJUN	Innovator U.S. Equity Power Buffer ETF - June ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PK	Park Hotels & Resorts Inc. Common stock	CommonStock	PEARL Equities Exchange	Equity
PKB	Invesco Exchange-Traded Fund Trust Invesco Building & Construction ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PKBK	Parke Bancorp Inc COM	CommonStock	PEARL Equities Exchange	Equity
PKE	Park Aerospace Corp. Common Stock	CommonStock	PEARL Equities Exchange	Equity
PKG	Packaging Corporation of America Common Stock	CommonStock	PEARL Equities Exchange	Equity
PKOH	Park Ohio Holdings Corp. COM USD1	CommonStock	PEARL Equities Exchange	Equity
PKW	Invesco BuyBack Achievers ETF BUYBACK ACHV	ExchangeTradedFund	PEARL Equities Exchange	Equity
PKX	POSCO Holdings Inc. American Depositary Shares (Each representing 1/4th of a share of Common Stock)	AdrCommon	PEARL Equities Exchange	Equity
PLAB	Photronics Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
PLAG	Planet Green Holdings Corp. Common Stock	CommonStock	PEARL Equities Exchange	Equity
PLAY	Dave & Buster's Entertainment Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
PLBC	Plumas Bancorp COM	CommonStock	PEARL Equities Exchange	Equity
PLCE	Childrens Place Inc (The) COM USD.1	CommonStock	PEARL Equities Exchange	Equity
PLD	Prologis, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
PLG	Platinum Group Metals Ltd Common Stock	CommonStock	PEARL Equities Exchange	Equity
PLL	Piedmont Lithium Inc COM	CommonStock	PEARL Equities Exchange	Equity
PLMR	Palomar Holdings Inc COM	CommonStock	PEARL Equities Exchange	Equity
PLNT	Planet Fitness, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
PLOW	Douglas Dynamics, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
PLPC	Preformed Line Products Co CAP USD2	CommonStock	PEARL Equities Exchange	Equity
PLRX	Pliant Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
PLSE	Pulse Biosciences Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
PLTM	GraniteShares Platinum Trust GraniteShares Platinum Shares	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
PLTR	Palantir Technologies Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
PLUS	ePlus Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
PLX	Protalix BioTherapeutics Inc Common Stock	CommonStock	PEARL Equities Exchange	Equity
PLXS	Plexus Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
PLYA	Playa Hotels & Resorts N V ORD USD.01	CommonStock	PEARL Equities Exchange	Equity
PLYM	Plymouth Industrial REIT, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
PM	Philip Morris International Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
PMAR	Innovator US Equity Power Buffer ETF - March ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PMAY	Innovator U.S. Equity Power Buffer ETF - May ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PMF	PIMCO Municipal Income Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
PML	PIMCO Municipal Income Fund II Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
PMM	Putnam Managed Municipal Income Trust Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
PMO	Putnam Municipal Opportunities Trust Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
PMT	PennyMac Mortgage Investment Trust Common Shares of Beneficial Interest	CommonStock	PEARL Equities Exchange	Equity
PMTpA	PennyMac Mortgage Investment Trust 8.125% Series A Fixed-to-Floating Rate Cumulative Redeemable Preferred Shares of Beneficial Interest	PreferredStock	PEARL Equities Exchange	Equity
PMTpB	PennyMac Mortgage Investment Trust 8.00% Series B Fixed-to-Floating Rate Cumulative Redeemable Preferred Shares of Beneficial Interest	PreferredStock	PEARL Equities Exchange	Equity
PMVP	PMV Pharmaceuticals Inc COM USD.00001	CommonStock	PEARL Equities Exchange	Equity
PMX	PIMCO Municipal Income Fund III Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
PNBK	Patriot National Bancorp Inc COM USD2	CommonStock	PEARL Equities Exchange	Equity
PNC	The PNC Financial Services Group, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
PNF	PIMCO New York Municipal Income Fund Common Shares of Benificial Interest	Fund	PEARL Equities Exchange	Equity
PNFP	Pinnacle Financial Partners Inc COM USD1.	CommonStock	PEARL Equities Exchange	Equity
PNFPP	Pinnacle Financial Partners Inc PFD B	PreferredStock	PEARL Equities Exchange	Equity
PNI	PIMCO New York Municipal Income Fund II Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
PNNT	PennantPark Investment Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
PNOV	Innovator U.S. Equity Power Buffer ETF - November ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PNQI	Invesco Nasdaq Internet ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PNR	Pentair plc Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
PNRG	PrimeEnergy Resources Corp COM USD.1	CommonStock	PEARL Equities Exchange	Equity
PNTG	Pennant Group Inc (The) COM	CommonStock	PEARL Equities Exchange	Equity
PNW	Pinnacle West Capital Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
POAI	Predictive Oncology Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
POCT	Innovator U.S. Equity Power Buffer ETF - October ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PODD	Insulet Corporation COM USD.001	CommonStock	PEARL Equities Exchange	Equity
POLA	Polar Power Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
POOL	Pool Corp COM USD.001	CommonStock	PEARL Equities Exchange	Equity
POR	Portland General Electric Company Common Stock	CommonStock	PEARL Equities Exchange	Equity
POST	Post Holdings, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
POWI	Power Integrations Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
POWL	Powell Industries Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
PPA	Invesco Exchange-Traded Fund Trust Invesco Aerospace & Defense ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PPBI	Pacific Premier Bancorp Inc COM USD8	CommonStock	PEARL Equities Exchange	Equity
PPC	Pilgrim's Pride Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
PPG	PPG Industries, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
PPH	VanEck Pharmaceutical ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PPIH	Perma-Pipe International Holdings Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
PPL	PPL Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
PPLT	abrdn Platinum ETF Trust abrdn Physical Platinum Shares ETF	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
PPSI	Pioneer Power Solutions Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
PPT	Putnam Premier Income Trust Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
PPTY	ETF Series Solutions U.S. Diversified Real Estate ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PQDI	Principal Exchange-Traded Funds Principal Spectrum Tax-Advantaged Dividend Active ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PRA	ProAssurance Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
PRAA	PRA Group Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
PRAX	Praxis Precision Medicines Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	**Security Name**	**Security Class**	**Listed Exchange**	**Instrument Type**
PRDO	Perdoceo Education Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
PREF	Principal Exchange-Traded Funds Principal Spectrum Preferred Securities Active ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PRF	Invesco Exchange-Traded Fund Trust Invesco RAFI US 1000 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PRFX	PainReform Ltd COM	CommonStock	PEARL Equities Exchange	Equity
PRFZ	Invesco RAFI US 1500 Small-Mid ETF US 1500 SMALL-MID	ExchangeTradedFund	PEARL Equities Exchange	Equity
PRGO	Perrigo Company plc Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
PRGS	Progress Software Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
PRI	Primerica, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
PRIFpD	Priority Income Fund, Inc. 7.00% Series D Term Preferred Stock due 2029	PreferredStock	PEARL Equities Exchange	Equity
PRIFpF	Priority Income Fund, Inc. 6.625% Series F Term Preferred Stock due 2027	PreferredStock	PEARL Equities Exchange	Equity
PRIM	Primoris Services Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
PRK	Park National Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
PRLB	Proto Labs, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
PRLD	Prelude Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
PRN	Invesco Dorsey Wright Industrials Momentum ETF INDSTLS SECT	ExchangeTradedFund	PEARL Equities Exchange	Equity
PRNT	3D Printing ETF (The) ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PRO	PROS Holdings, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
PROF	Profound Medical Corp COM	CommonStock	PEARL Equities Exchange	Equity
PROV	Provident Financial Holdings Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
PRPH	ProPhase Labs Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
PRPL	Purple Innovation Inc COM CL A USD.0001	CommonStock	PEARL Equities Exchange	Equity
PRPO	Precipio Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
PRQR	ProQR Therapeutics NV ORD EUR	CommonStock	PEARL Equities Exchange	Equity
PRS	Prudential Financial, Inc. 5.625% Junior Subordinated Notes due 2058	StructuredProduct	PEARL Equities Exchange	Equity
PRT	PermRock Royalty Trust Trust Units representing beneficial interests in the Trust	Unit	PEARL Equities Exchange	Equity
PRTA	Prothena Corporation plc ORD NPV	CommonStock	PEARL Equities Exchange	Equity
PRTH	Priority Technology Holdings Inc COM	CommonStock	PEARL Equities Exchange	Equity
PRTS	CarParts.com Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
PRU	Prudential Financial, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
PSA	Public Storage Common Stock	CommonStock	PEARL Equities Exchange	Equity
PSApF	Public Storage Depositary Shares Each Representing 1/1,000 of a 5.15% Cumulative Preferred Share of Beneficial Interest, Series F, par value $0.01 per share	PreferredStock	PEARL Equities Exchange	Equity
PSApG	Public Storage Depositary Shares Each Representing 1/1,000 of a 5.05% Cumulative Preferred Share of Beneficial Interest, Series G, par value $0.01 per share	PreferredStock	PEARL Equities Exchange	Equity
PSApH	Public Storage Depositary Shares Each Representing 1/1000 of a 5.60% Cumulative Preferred Share of Beneficial Interest, Series H	PreferredStock	PEARL Equities Exchange	Equity
PSApI	Public Storage Depositary Shares Each Representing 1/1,000 of a 4.875% Cumulative Preferred Share of Beneficial Interest, Series I, par value $0.01 per share	PreferredStock	PEARL Equities Exchange	Equity
PSApJ	Public Storage Depositary Shares Each Representing 1/1,000 of a 4.700% Cumulative Preferred Share of Beneficial Interest, Series J, par value $0.01 per share	PreferredStock	PEARL Equities Exchange	Equity
PSApK	Public Storage Depositary Shares Each Representing 1/1,000 of a 4.75% Cumulative Preferred Share of Beneficial Interest, Series K	PreferredStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
PSApL	Public Storage Depositary Shares Each Representing 1/1,000 of a 4.625% Cumulative Preferred Share of Beneficial Interest, Series L, par value $0.01 per share	PreferredStock	PEARL Equities Exchange	Equity
PSApM	Public Storage Depositary Shares Each Representing 1/1,000 of a 4.125% Cumulative Preferred Share of Beneficial Interest, Series M	PreferredStock	PEARL Equities Exchange	Equity
PSApN	Public Storage Depositary Shares Each Representing 1/1,000 of a 3.875% Cumulative Preferred Share of Beneficial Interest, Series N	PreferredStock	PEARL Equities Exchange	Equity
PSC	Principal U.S. Small-Cap ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PSCC	Invesco S&P SmallCap Consumer Staples ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PSCD	Invesco S&P SmallCap Consumer Discretionary ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PSCE	Invesco S&P SmallCap Energy ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PSCF	Invesco S&P SmallCap Financials ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PSCH	Invesco S&P SmallCap Health Care ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PSCI	Invesco S&P SmallCap Industrials ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PSCM	Invesco S&P SmallCap Materials ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PSCT	Invesco S&P SmallCap Information Technology ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PSCU	Invesco S&P SmallCap Utilities & Communication Services ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PSEC	Prospect Capital Corp COM USD.001	CommonStock	PEARL Equities Exchange	Equity
PSEP	Innovator U.S. Equity Power Buffer ETF - September ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PSET	Principal Quality ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PSF	Cohen & Steers Select Preferred and Income Fund, Inc. Common Shares, $.001 par value	Fund	PEARL Equities Exchange	Equity
PSHG	Performance Shipping Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
PSI	Invesco Exchange-Traded Fund Trust Invesco Semiconductors ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PSK	SPDR Series Trust SPDR ICE Preferred Securities ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PSL	Invesco Dorsey Wright Consumer Staples Momentum ETF CONSM STPLS	ExchangeTradedFund	PEARL Equities Exchange	Equity
PSLV	Sprott Physical Silver Trust Units	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
PSMT	PriceSmart Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
PSN	Parsons Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
PSNL	Personalis Inc COM	CommonStock	PEARL Equities Exchange	Equity
PSO	Pearson Plc American Depositary Shares(Each representing One Ordinary Share)	AdrCommon	PEARL Equities Exchange	Equity
PSP	Invesco Exchange-Traded Fund Trust Invesco Global Listed Private Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PSQ	ProShares Trust ProShares Short QQQ	ExchangeTradedFund	PEARL Equities Exchange	Equity
PSR	Invesco Actively Managed Exchange-Traded Fund Trust Invesco Active U.S. Real Estate ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PST	ProShares Trust ProShares UltraShort 7-10 Year Treasury	ExchangeTradedFund	PEARL Equities Exchange	Equity
PSTG	Pure Storage, Inc. Class A common stock	CommonStock	PEARL Equities Exchange	Equity
PSTL	Postal Realty Trust, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
PSTV	Plus Therapeutics Inc SHS	CommonStock	PEARL Equities Exchange	Equity
PSX	Phillips 66 Common Stock	CommonStock	PEARL Equities Exchange	Equity
PT	Pintec Technology Holdings Ltd ADR	AdrCommon	PEARL Equities Exchange	Equity
PTBD	Pacer Funds Trust Pacer Trendpilot US Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PTC	PTC Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
PTCT	PTC Therapeutics Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
PTEN	Patterson-UTI Energy Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
PTEU	Pacer Trendpilot European Index ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
PTF	Invesco Dorsey Wright Technology Momentum ETF TECH SECTR	ExchangeTradedFund	PEARL Equities Exchange	Equity
PTGX	Protagonist Therapeutics Inc COM USD.00001	CommonStock	PEARL Equities Exchange	Equity
PTH	Invesco Dorsey Wright Healthcare Momentum ETF HEALTHCR SECT	ExchangeTradedFund	PEARL Equities Exchange	Equity
PTIN	Pacer Funds Trust Pacer Trendpilot International ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PTLC	Pacer Trendpilot US Large Cap ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PTMC	Pacer Trendpilot US Mid Cap ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PTMN	Portman Ridge Finance Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
PTNQ	Pacer Trendpilot 100 ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PTON	Peloton Interactive Inc COM CL A USD0.000025	CommonStock	PEARL Equities Exchange	Equity
PTY	PIMCO Corporate & Income Opportunity Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
PUI	Invesco Dorsey Wright Utilities Momentum ETF DYN UTIL PORTF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PUK	Prudential plc American Depositary Shares (Each representing Two Ordinary Shares)	AdrCommon	PEARL Equities Exchange	Equity
PULM	Pulmatrix Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
PULS	PGIM ETF Trust PGIM Ultra Short Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PUMP	ProPetro Holding Corp. Common Stock, par value $0.001 per share	CommonStock	PEARL Equities Exchange	Equity
PVBC	Provident Bancorp Inc COM	CommonStock	PEARL Equities Exchange	Equity
PVH	PVH Corp. Common Stock	CommonStock	PEARL Equities Exchange	Equity
PVI	Invesco Exchange-Traded Fund Trust II Invesco Floating Rate Municipal Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PVL	Permianville Royalty Trust Trust Units representing beneficial interests in the trust	CommonStock	PEARL Equities Exchange	Equity
PW	Power REIT Common Shares of Beneficial Interest	CommonStock	PEARL Equities Exchange	Equity
PWB	Invesco Exchange-Traded Fund Trust Invesco Large Cap Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PWOD	Penns Woods Bancorp Inc COM USD10.	CommonStock	PEARL Equities Exchange	Equity
PWpA	Power REIT 7.75% Series A Cumulative Redeemable Perpetual Preferred Stock Liquidation Preference $25.00 per Share	PreferredStock	PEARL Equities Exchange	Equity
PWR	Quanta Services, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
PWS	Pacer WealthShield ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PWV	Invesco Exchange-Traded Fund Trust Invesco Large Cap Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PWZ	Invesco Exchange-Traded Fund Trust II Invesco California AMT-Free Municipal Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PXE	Invesco Exchange-Traded Fund Trust Invesco Energy Exploration & Production ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PXF	Invesco Exchange-Traded Fund Trust II Invesco RAFI Developed Markets ex-U.S. ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PXH	Invesco Exchange-Traded Fund Trust II Invesco RAFI Emerging Markets ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PXI	Invesco Dorsey Wright Energy Momentum ETF ENERGY SECT	ExchangeTradedFund	PEARL Equities Exchange	Equity
PXJ	Invesco Exchange-Traded Fund Trust Invesco Oil & Gas Services ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PXLW	Pixelworks Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
PXS	Pyxis Tankers Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
PY	Principal Value ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PYN	PIMCO New York Municipal Income Fund III Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
PYPD	PolyPid Ltd COM NPV	CommonStock	PEARL Equities Exchange	Equity
PYPL	PayPal Holdings Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
PYT	Merrill Lynch Depositor, Inc. PPLUS Floating Rate Callable Trust Certificates, Series GSC-2 (Issued by Goldman Sachs Capital I)	StructuredProduct	PEARL Equities Exchange	Equity
PYZ	Invesco Dorsey Wright Basic Materials Momentum ETF BASIC MATRL	ExchangeTradedFund	PEARL Equities Exchange	Equity
PZA	Invesco Exchange-Traded Fund Trust II Invesco National AMT-Free Municipal Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
PZC	PIMCO California Municipal Income Fund III Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
PZG	Paramount Gold Nevada Corp. Common Stock $0.01 par value	CommonStock	PEARL Equities Exchange	Equity
PZT	Invesco Exchange-Traded Fund Trust II Invesco New York AMT-Free Municipal Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QABA	First Trust NASDAQ ABA Community Bank Index Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QAI	New York Life Investments ETF Trust NYLI Hedge Multi-Strategy Tracker ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QARP	DBX ETF Trust Xtrackers Russell 1000 US Quality at a Reasonable Price ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QAT	iShares MSCI Qatar ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QCLN	First Trust NASDAQ Clean Edge Green Energy Index Fund CLEAN EDGE LIQUID	ExchangeTradedFund	PEARL Equities Exchange	Equity
QCOM	QUALCOMM Inc. COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
QCRH	QCR Holdings Inc COM USD1	CommonStock	PEARL Equities Exchange	Equity
QD	Qudian Inc. American depositary shares, each representing one Class A ordinary share	AdrCommon	PEARL Equities Exchange	Equity
QDEF	FlexShares Trust FlexShares Quality Dividend Defensive Index Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
QDEL	QuidelOrtho Corporation COM NPV	CommonStock	PEARL Equities Exchange	Equity
QDF	FlexShares Trust FlexShares Quality Dividend Index Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
QDIV	Global X Funds Global X S&P 500 Quality Dividend ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QEFA	SPDR Index Shares Funds SPDR MSCI EAFE StrategicFactors ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QEMM	SPDR Index Shares Funds SPDR MSCI Emerging Markets StrategicFactors ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QFIN	Qifu Technology Inc ADS	AdrCommon	PEARL Equities Exchange	Equity
QGEN	QIAGEN N.V. Common Shares	CommonStock	PEARL Equities Exchange	Equity
QGRO	American Century ETF Trust American Century U.S. Quality Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QH	Quhuo Limited ADR	AdrCommon	PEARL Equities Exchange	Equity
QINT	American Century ETF Trust American Century Quality Diversified International ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QLC	FlexShares US Quality Large Cap Index Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QLD	ProShares Trust ProShares Ultra QQQ	ExchangeTradedFund	PEARL Equities Exchange	Equity
QLGN	Qualigen Therapeutics Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
QLTA	iShares Trust iShares Aaa - A Rated Corporate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QLV	FlexShares Trust FlexShares US Quality Low Volatility Index Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
QLVD	FlexShares Trust FlexShares Developed Markets ex-US Quality Low Volatility Index Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
QLVE	FlexShares Trust FlexShares Emerging Markets Quality Low Volatility Index Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
QLYS	Qualys Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
QMCO	Quantum Corp COM DSSG	CommonStock	PEARL Equities Exchange	Equity
QMOM	Alpha Architect U.S. Quantitative Momentum ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QNST	QuinStreet Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
QQEW	First Trust NASDAQ-100 Equal Weighted Index Fund SHS	ExchangeTradedFund	PEARL Equities Exchange	Equity
QQH	Northern Lights Fund Trust III HCM Defender 100 Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QQQ	Invesco QQQ Trust Series 1 UNIT SER 1	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
QQQE	Direxion NASDAQ-100 Equal Weighted Index Shares ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QQQJ	Invesco NASDAQ Next Gen 100 ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QQQM	Invesco NASDAQ 100 ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QQQX	Nuveen Nasdaq 100 Dynamic Overwrite Fund CLOSED END	Fund	PEARL Equities Exchange	Equity
QQXT	First Trust NASDAQ-100 Ex-Technology Sector Index Fund NASDAQ-100 EX-TECH	ExchangeTradedFund	PEARL Equities Exchange	Equity
QRFT	Exchange Listed Funds Trust QRAFT AI-Enhanced US Large Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QRHC	Quest Resource Holding Corp COM USD.001	CommonStock	PEARL Equities Exchange	Equity
QRVO	Qorvo Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
QSR	Restaurant Brands International Inc. Common Share	CommonStock	PEARL Equities Exchange	Equity
QTEC	First Trust NASDAQ-100 Technology Sector Index Fund SHS	ExchangeTradedFund	PEARL Equities Exchange	Equity
QTRX	Quanterix Corp COM	CommonStock	PEARL Equities Exchange	Equity
QTUM	ETF Series Solutions Defiance Quantum ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QTWO	Q2 Holdings, Inc. Common Stock, $0.0001 par value	CommonStock	PEARL Equities Exchange	Equity
QUAD	Quad/Graphics, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
QUAL	iShares MSCI USA Quality Factor ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QUIK	QuickLogic Corp COM USD.001	CommonStock	PEARL Equities Exchange	Equity
QURE	UniQure NV ORD EUR.01	CommonStock	PEARL Equities Exchange	Equity
QUS	SPDR Series Trust SPDR MSCI USA StrategicFactors ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QVAL	Alpha Architect U.S. Quantitative Value ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QVCC	QVC, Inc. 6.250% Senior Secured Notes due 2068	StructuredProduct	PEARL Equities Exchange	Equity
QVCD	QVC, Inc. 6.375% Senior Secured Notes due 2067	StructuredProduct	PEARL Equities Exchange	Equity
QWLD	SPDR Index Shares Funds SPDR MSCI World StrategicFactors ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QYLD	Global X NASDAQ-100 Covered Call ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
QYLG	Global X Nasdaq 100 Covered Call & Growth ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
R	Ryder System, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
RA	Brookfield Real Assets Income Fund Inc. Shares of Common Stock	Fund	PEARL Equities Exchange	Equity
RAAX	VanEck ETF Trust VanEck Real Assets ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RACE	Ferrari N.V. Common Shares	CommonStock	PEARL Equities Exchange	Equity
RAFE	PIMCO Equity Series PIMCO RAFI ESG U.S. ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RAIL	FreightCar America Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
RAMP	LiveRamp Holdings, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
RAND	Rand Capital Corp COM USD.1	CommonStock	PEARL Equities Exchange	Equity
RAPT	RAPT Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
RARE	Ultragenyx Pharmaceutical Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
RAVE	Rave Restaurant Group Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
RAVI	FlexShares Trust FlexShares Ultra-Short Income Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
RBA	RB Global, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
RBB	RBB Bancorp COM NPV	CommonStock	PEARL Equities Exchange	Equity
RBBN	Ribbon Communications Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
RBCAA	Republic Bancorp Inc CL A COM NPV	CommonStock	PEARL Equities Exchange	Equity
RBKB	Rhinebeck Bancorp Inc COM	CommonStock	PEARL Equities Exchange	Equity
RC	Ready Capital Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
RCB	Ready Capital Corporation 6.20% Senior Notes due 2026	StructuredProduct	PEARL Equities Exchange	Equity
RCEL	AVITA Medical Inc COM	AdrCommon	PEARL Equities Exchange	Equity
RCG	RENN Fund Inc. Common Stock	Fund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
RCI	Rogers Communications Inc. Class B Non-Voting Shares	CommonStock	PEARL Equities Exchange	Equity
RCKT	Rocket Pharmaceuticals Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
RCKY	Rocky Brands Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
RCL	Royal Caribbean Group Common Stock	CommonStock	PEARL Equities Exchange	Equity
RCMT	RCM Technologies Inc COM USD.05	CommonStock	PEARL Equities Exchange	Equity
RCON	Recon Technology Ltd ORD CL A USD.01	CommonStock	PEARL Equities Exchange	Equity
RCS	PIMCO Strategic Income Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
RCUS	Arcus Biosciences, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
RDCM	RADCOM Ltd ORD NIS.05	CommonStock	PEARL Equities Exchange	Equity
RDFI	Rareview Dynamic Fixed Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RDFN	Redfin Corp COM 0.001USD	CommonStock	PEARL Equities Exchange	Equity
RDHL	Redhill Biopharma Ltd ADR	AdrCommon	PEARL Equities Exchange	Equity
RDI	Reading International Inc. CL A	CommonStock	PEARL Equities Exchange	Equity
RDIB	Reading International Inc. CL B	CommonStock	PEARL Equities Exchange	Equity
RDIV	Invesco Exchange-Traded Fund Trust II Invesco S&P Ultra Dividend Revenue ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RDN	Radian Group Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
RDNT	RadNet Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
RDOG	ALPS ETF Trust ALPS REIT Dividend Dogs ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RDVT	Red Violet Inc COM	CommonStock	PEARL Equities Exchange	Equity
RDVY	First Trust Rising Dividend Achievers ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RDWR	Radware Ltd ORD NIS.1	CommonStock	PEARL Equities Exchange	Equity
RDY	Dr. Reddy's Laboratories Limited American Depositary Shares (Each representing one equity share)	AdrCommon	PEARL Equities Exchange	Equity
REAL	RealReal Inc (The) COM	CommonStock	PEARL Equities Exchange	Equity
RECS	Columbia ETF Trust I Columbia Research Enhanced Core ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
REET	iShares Trust iShares Global REIT ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
REFR	Research Frontiers Inc COM USD1.25	CommonStock	PEARL Equities Exchange	Equity
REG	Regency Centers Corp. COM USD.01	CommonStock	PEARL Equities Exchange	Equity
REGL	Proshares Trust - ProShares S&P MidCap 400 Dividend Aristocrats ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
REGN	Regeneron Pharmaceuticals Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
REI	Ring Energy Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
REK	ProShares Trust ProShares Short Real Estate	ExchangeTradedFund	PEARL Equities Exchange	Equity
REKR	Rekor Systems Inc COM	CommonStock	PEARL Equities Exchange	Equity
RELL	Richardson Electronics Ltd COM USD.05	CommonStock	PEARL Equities Exchange	Equity
RELX	RELX PLC American Depositary Shares (Each representing One Ordinary Share)	AdrCommon	PEARL Equities Exchange	Equity
REM	iShares Mortgage Real Estate ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
REMX	VanEck ETF Trust VanEck Rare Earth and Strategic Metals ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
REPL	Replimune Group Inc COM	CommonStock	PEARL Equities Exchange	Equity
RES	RPC, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
RETL	Direxion Shares ETF Trust Direxion Daily Retail Bull 3X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
RETO	ReTo Eco-Solutions Inc CL A COM USD1	CommonStock	PEARL Equities Exchange	Equity
REVG	REV Group, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
REVS	Columbia ETF Trust I Columbia Research Enhanced Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
REW	ProShares Trust ProShares UltraShort Technology	ExchangeTradedFund	PEARL Equities Exchange	Equity
REX	REX American Resources Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
REXR	Rexford Industrial Realty, Inc. Common Stock, $0.01 par value	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
REXRpB	Rexford Industrial Realty, Inc. 5.875% Series B Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
REXRpC	Rexford Industrial Realty, Inc. 5.625% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share	PreferredStock	PEARL Equities Exchange	Equity
REYN	Reynolds Consumer Products Inc COM	CommonStock	PEARL Equities Exchange	Equity
REZ	iShares Trust iShares Residential and Multisector Real Estate ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
REZI	Resideo Technologies, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
RF	Regions Financial Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
RFCI	ALPS ETF Trust RiverFront Dynamic Core Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RFDA	ALPS ETF Trust RiverFront Dynamic US Dividend Advantage ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RFDI	First Trust RiverFront Dynamic Developed International ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RFEM	First Trust RiverFront Dynamic Emerging Markets ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RFEU	First Trust RiverFront Dynamic Europe ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RFFC	ALPS ETF Trust ALPS Active Equity Opportunity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RFG	Invesco Exchange-Traded Fund Trust Invesco S&P MidCap 400 Pure Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RFI	Cohen & Steers Total Return Realty Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
RFIL	RF Industries Ltd COM USD.01	CommonStock	PEARL Equities Exchange	Equity
RFL	Rafael Holdings, Inc. Class B Common Stock	CommonStock	PEARL Equities Exchange	Equity
RFM	RiverNorth Flexible Municipal Income Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
RFpC	Regions Financial Corporation Depositary Shares, each Representing a 1/40th Interest in a Share of 5.700% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series C	PreferredStock	PEARL Equities Exchange	Equity
RFV	Invesco Exchange-Traded Fund Trust Invesco S&P MidCap 400 Pure Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RGA	Reinsurance Group of America, Incorporated Common Stock	CommonStock	PEARL Equities Exchange	Equity
RGCO	RGC Resources Inc COM USD5	CommonStock	PEARL Equities Exchange	Equity
RGEN	Repligen Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
RGLD	Royal Gold Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
RGLS	Regulus Therapeutics Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
RGNX	REGENXBIO Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
RGP	Resources Connection Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
RGR	Sturm, Ruger & Company, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
RGS	Regis Corp COM USD.05	CommonStock	PEARL Equities Exchange	Equity
RGT	Royce Global Trust, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
RH	RH Common Stock	CommonStock	PEARL Equities Exchange	Equity
RHI	Robert Half Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
RHP	Ryman Hospitality Properties, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
RICK	RCI Hospitality Holdings Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
RIG	Transocean Ltd. Registered Shares	CommonStock	PEARL Equities Exchange	Equity
RIGL	Rigel Pharmaceuticals Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
RIGS	ALPS ETF Trust RiverFront Strategic Income Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
RILY	B. Riley Financial Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
RILYL	B. Riley Financial Inc 7.375 DP CUM B	Unknown	PEARL Equities Exchange	Equity
RILYN	B. Riley Financial Inc 6.50 NT 2026 ETN	Unknown	PEARL Equities Exchange	Equity
RILYP	B. Riley Financial Inc PFD SER A	PreferredStock	PEARL Equities Exchange	Equity
RINF	ProShares Trust ProShares Inflation Expectations ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RING	iShares MSCI Global Gold Miners ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
RIO	Rio Tinto plc American Depositary Receipts (Each representing One Ordinary Share)	AdrCommon	PEARL Equities Exchange	Equity
RIOT	Riot Platforms Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
RISN	Northern Lights Fund Trust IV Inspire Tactical Balanced ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RIV	RiverNorth Opportunities Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
RJF	Raymond James Financial, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
RKDA	Arcadia Biosciences Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
RKT	Rocket Companies, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
RL	Ralph Lauren Corporation Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
RLAY	Relay Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
RLGT	Radiant Logistics Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
RLI	RLI Corp. Common Stock	CommonStock	PEARL Equities Exchange	Equity
RLJ	RLJ Lodging Trust Common Shares of Beneficial Interest	CommonStock	PEARL Equities Exchange	Equity
RLJpA	RLJ Lodging Trust $1.95 Series A Cumulative Convertible Preferred Shares	PreferredStock	PEARL Equities Exchange	Equity
RLMD	Relmada Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
RLY	SSGA Active Trust SPDR SSgA Multi-Asset Real Return ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RM	Regional Management Corp. Common Stock	CommonStock	PEARL Equities Exchange	Equity
RMAX	RE/MAX Holdings, Inc. Class A common stock	CommonStock	PEARL Equities Exchange	Equity
RMBI	Richmond Mutual Bancorporation Inc COM	CommonStock	PEARL Equities Exchange	Equity
RMBL	RumbleOn Inc CL B COM NPV	CommonStock	PEARL Equities Exchange	Equity
RMBS	Rambus Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
RMCF	Rocky Mountain Chocolate Factory Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
RMD	ResMed Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
RMI	RiverNorth Opportunistic Municipal Income Fund, Inc. Common Stock $0.0001 par value per share	Fund	PEARL Equities Exchange	Equity
RMM	RiverNorth Managed Duration Municipal Income Fund, Inc. Common Stock, $0.0001 par value	Fund	PEARL Equities Exchange	Equity
RMNI	Rimini Street Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
RMR	RMR Group Inc (The) CL A COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
RMT	Royce Micro-Cap Trust, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
RMTI	Rockwell Medical Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
RNA	Avidity Biosciences Inc COM	CommonStock	PEARL Equities Exchange	Equity
RNEM	Emerging Markets Equity Select ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RNG	RingCentral, Inc Class A Common Stock, $0.0001 par value per share	CommonStock	PEARL Equities Exchange	Equity
RNGR	Ranger Energy Services, Inc. Class A common stock	CommonStock	PEARL Equities Exchange	Equity
RNP	Cohen & Steers REIT and Preferred and Income Fund, Inc. Cohen & Steers REIT and Preferred and Income Fund, Inc.	Fund	PEARL Equities Exchange	Equity
RNR	RenaissanceRe Holdings Ltd. Common Shares	CommonStock	PEARL Equities Exchange	Equity
RNRpF	RenaissanceRe Holdings Ltd. Depositary Shares, each representing 1/1000th interest in a share of the Companys 5.750% Series F Preference Shares	PreferredStock	PEARL Equities Exchange	Equity
RNST	Renasant Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
ROAD	Construction Partners inc COM	CommonStock	PEARL Equities Exchange	Equity
ROAM	Lattice Strategies Trust Hartford Multifactor Emerging Markets ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ROBO	Exchange Traded Concepts Trust ROBO Global Robotics & Automation Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ROBT	First Trust Exchange-Traded Fund VI - First Trust Nasdaq Artificial Intelligence and Robotics ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ROCK	Gibraltar Industries Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
RODE	Hartford Multifactor Diversified International ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
RODM	Lattice Strategies Trust Hartford Multifactor Developed Markets (ex-US) ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ROG	Rogers Corporation Capital Stock	CommonStock	PEARL Equities Exchange	Equity
ROK	Rockwell Automation, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ROKT	SPDR Series Trust SPDR S&P Kensho Final Frontiers ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ROKU	Roku Inc CL A COM USD .0001	CommonStock	PEARL Equities Exchange	Equity
ROL	Rollins, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ROM	ProShares Trust ProShares Ultra Technology	ExchangeTradedFund	PEARL Equities Exchange	Equity
ROMO	Strategy Shares Newfound/ReSolve Robust Momentum ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ROP	Roper Technologies Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
ROSC	Lattice Strategies Trust Hartford Multifactor Small Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ROST	Ross Stores Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
ROUS	Lattice Strategies Trust Hartford Multifactor US Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RPAR	Tidal ETF Trust RPAR Risk Parity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RPAY	Repay Holdings Corp COM CL A USD 0.0001	CommonStock	PEARL Equities Exchange	Equity
RPD	Rapid7 Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
RPG	Invesco Exchange-Traded Fund Trust Invesco S&P 500® Pure Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RPM	RPM International Inc. Common Shares	CommonStock	PEARL Equities Exchange	Equity
RPRX	Royalty Pharma plc COM	CommonStock	PEARL Equities Exchange	Equity
RPTX	Repare Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
RPV	Invesco Exchange-Traded Fund Trust Invesco S&P 500® Pure Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RQI	Cohen & Steers Quality Income Realty Fund, Inc. Common Shares	Fund	PEARL Equities Exchange	Equity
RRBI	Red River Bancshares Inc COM	CommonStock	PEARL Equities Exchange	Equity
RRC	Range Resources Corporation Common Shares	CommonStock	PEARL Equities Exchange	Equity
RRGB	Red Robin Gourmet Burgers Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
RRR	Red Rock Resorts Inc CL A COM USD.01	CommonStock	PEARL Equities Exchange	Equity
RS	Reliance, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
RSF	RiverNorth Capital and Income Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
RSG	Republic Services, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
RSP	Invesco Exchange-Traded Fund Trust Invesco S&P 500® Equal Weight ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RSSS	Research Solutions Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
RTAI	Rareview Tax Advantaged Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RTH	VanEck Retail ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RTX	RTX Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
RUN	Sunrun Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
RUSHA	Rush Enterprises Inc CL A COM USD.01	CommonStock	PEARL Equities Exchange	Equity
RUSHB	Rush Enterprises Inc CL B COM USD.01	CommonStock	PEARL Equities Exchange	Equity
RVLV	Revolve Group, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
RVMD	Revolution Medicines Inc COM	CommonStock	PEARL Equities Exchange	Equity
RVNU	DBX ETF Trust Xtrackers Municipal Infrastructure Revenue Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RVP	Retractable Technologies, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
RVSB	Riverview Bancorp Inc COM USD1	CommonStock	PEARL Equities Exchange	Equity
RVT	Royce Small-Cap Trust, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
RWJ	Invesco Exchange-Traded Fund Trust II Invesco S&P SmallCap 600 Revenue ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
RWK	Invesco Exchange-Traded Fund Trust II Invesco S&P MidCap 400 Revenue ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RWL	Invesco Exchange-Traded Fund Trust II Invesco S&P 500 Revenue ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RWM	ProShares Trust ProShares Short Russell2000	ExchangeTradedFund	PEARL Equities Exchange	Equity
RWO	SPDR Index Shares Funds SPDR Dow Jones Global Real Estate ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RWR	SPDR Series Trust SPDR Dow Jones REIT ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RWT	Redwood Trust, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
RWX	SPDR Index Shares Funds SPDR Dow Jones International Real Estate ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RXD	ProShares Trust ProShares UltraShort Health Care	ExchangeTradedFund	PEARL Equities Exchange	Equity
RXI	iShares Trust iShares Global Consumer Discretionary ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RXL	ProShares Trust ProShares Ultra Health Care	ExchangeTradedFund	PEARL Equities Exchange	Equity
RXT	Rackspace Technology Inc COM	CommonStock	PEARL Equities Exchange	Equity
RY	Royal Bank of Canada Common Shares	CommonStock	PEARL Equities Exchange	Equity
RYAAY	Ryanair Holdings PLC SPON ADR	AdrCommon	PEARL Equities Exchange	Equity
RYAM	Rayonier Advanced Materials Inc. Common Stock, par value $0.01 per share	CommonStock	PEARL Equities Exchange	Equity
RYI	Ryerson Holding Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
RYLD	Global X Funds Global X Russell 2000 Covered Call ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RYN	Rayonier Inc. Common Shares (REIT)	CommonStock	PEARL Equities Exchange	Equity
RYTM	Rhythm Pharmaceuticals Inc COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
RZB	Reinsurance Group of America, Incorporated 5.75% Fixed-To-Floating Rate Subordinated Debentures due 2056	StructuredProduct	PEARL Equities Exchange	Equity
RZG	Invesco Exchange-Traded Fund Trust Invesco S&P SmallCap 600® Pure Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
RZV	Invesco Exchange-Traded Fund Trust Invesco S&P SmallCap 600® Pure Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SA	Seabridge Gold Inc. Common Shares	CommonStock	PEARL Equities Exchange	Equity
SAA	ProShares Trust ProShares Ultra SmallCap600	ExchangeTradedFund	PEARL Equities Exchange	Equity
SABR	Sabre Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
SACH	Sachem Capital Corp. Common Shares	CommonStock	PEARL Equities Exchange	Equity
SAFE	Safehold Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
SAFT	Safety Insurance Group Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
SAGE	Sage Therapeutics Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
SAH	Sonic Automotive, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
SAIA	Saia Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
SAIC	Science Applications International Corp COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
SAM	The Boston Beer Company, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
SAMG	Silvercrest Asset Management Group Inc CL A COM USD.01	CommonStock	PEARL Equities Exchange	Equity
SAN	Banco Santander S.A. American Depositary Shares (Each representing one share of Capital Stock)	AdrCommon	PEARL Equities Exchange	Equity
SAND	Sandstorm Gold Ltd. Common Shares	CommonStock	PEARL Equities Exchange	Equity
SANM	Sanmina Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
SANW	S&W Seed Co COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
SAP	SAP SE American Depositary Shares (Each representing One Common Share)	AdrCommon	PEARL Equities Exchange	Equity
SAR	Saratoga Investment Corp. Common Stock	CommonStock	PEARL Equities Exchange	Equity
SATS	EchoStar Corp CL A COM NPV	CommonStock	PEARL Equities Exchange	Equity
SAVA	Cassava Sciences Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
SB	Safe Bulkers, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
SBAC	SBA Communications Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
SBB	ProShares Trust ProShares Short SmallCap600	ExchangeTradedFund	PEARL Equities Exchange	Equity
SBCF	Seacoast Banking Corp of Florida COM USD.1	CommonStock	PEARL Equities Exchange	Equity
SBFG	SB Financial Group Inc COM USD2.5	CommonStock	PEARL Equities Exchange	Equity
SBGI	Sinclair Inc CL A COM USD.01	CommonStock	PEARL Equities Exchange	Equity
SBH	Sally Beauty Holdings, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
SBI	Western Asset Intermediate Muni Fund Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
SBIO	ALPS ETF Trust ALPS Medical Breakthroughs ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SBLK	Star Bulk Carriers Corp COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
SBpC	Safe Bulkers, Inc. 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares	PreferredStock	PEARL Equities Exchange	Equity
SBpD	Safe Bulkers, Inc. 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares	PreferredStock	PEARL Equities Exchange	Equity
SBR	Sabine Royalty Trust Units of Beneficial Interest	CommonStock	PEARL Equities Exchange	Equity
SBRA	Sabra Health Care REIT Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
SBS	Companhia de Saneamento Básico do Estado de São Paulo-SABESP American Depositary Shares (Each representing 1 common shares)	AdrCommon	PEARL Equities Exchange	Equity
SBSI	Southside Bancshares, Inc. Common Stock, $1.25 par value	CommonStock	PEARL Equities Exchange	Equity
SBSW	Sibanye-Stillwater American Depositary Shares, each representing four ordinary shares	AdrCommon	PEARL Equities Exchange	Equity
SBUX	Starbucks Corp COM NPV	CommonStock	PEARL Equities Exchange	Equity
SCC	ProShares Trust ProShares UltraShort Consumer Discretionary	ExchangeTradedFund	PEARL Equities Exchange	Equity
SCCC	Sachem Capital Corp. 7.75% Notes due 2025	StructuredProduct	PEARL Equities Exchange	Equity
SCCO	Southern Copper Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
SCD	LMP Capital and Income Fund Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
SCEpG	Edison International 5.10% Trust Preference Securities	PreferredStock	PEARL Equities Exchange	Equity
SCEpJ	Edison International 5.375% Fixed-to-Floating Rate Trust Preference Securities	PreferredStock	PEARL Equities Exchange	Equity
SCEpK	Edison International 5.45% Fixed-to-Floating Rate Trust Preference Securities	PreferredStock	PEARL Equities Exchange	Equity
SCEpL	Edison International 5.00% Trust Preference Securities	StructuredProduct	PEARL Equities Exchange	Equity
SCHA	Schwab Strategic Trust Schwab U.S. Small-Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SCHB	Schwab Strategic Trust Schwab U.S. Broad Market ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SCHC	Schwab Strategic Trust Schwab International Small-Cap Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SCHD	Schwab Strategic Trust Schwab U.S. Dividend Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SCHE	Schwab Strategic Trust Schwab Emerging Markets Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SCHF	Schwab Strategic Trust Schwab International Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SCHG	Schwab Strategic Trust Schwab U.S. Large-Cap Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SCHH	Schwab Strategic Trust Schwab U.S. REIT ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SCHI	Schwab Strategic Trust Schwab 5-10 Year Corporate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SCHJ	Schwab Strategic Trust Schwab 1-5 Year Corporate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SCHK	Schwab Strategic Trust Schwab 1000 Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SCHL	Scholastic Corp COM USD.25	CommonStock	PEARL Equities Exchange	Equity
SCHM	Schwab Strategic Trust Schwab U.S. Mid-Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SCHO	Schwab Strategic Trust Schwab Short-Term U.S. Treasury ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SCHP	Schwab Strategic Trust Schwab U.S. TIPs ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SCHQ	Schwab Strategic Trust Schwab Long-Term U.S. Treasury ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SCHR	Schwab Strategic Trust Schwab Intermediate-Term U.S. Treasury ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
SCHV	Schwab Strategic Trust Schwab U.S. Large-Cap Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SCHW	The Charles Schwab Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
SCHWpD	The Charles Schwab Corporation Depositary Shares each representing 1/40th interest in a share of 5.95% Non-Cumulative Perpetual Preferred Stock, Series D	PreferredStock	PEARL Equities Exchange	Equity
SCHX	Schwab Strategic Trust Schwab U.S. Large-Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SCHZ	Schwab Strategic Trust Schwab U.S. Aggregate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SCI	Service Corporation International Common Stock	CommonStock	PEARL Equities Exchange	Equity
SCJ	iShares Inc. iShares MSCI Japan Small-Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SCKT	Socket Mobile Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
SCL	Stepan Company Common Stock	CommonStock	PEARL Equities Exchange	Equity
SCM	Stellus Capital Investment Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
SCO	ProShares Trust II ProShares UltraShort Bloomberg Crude Oil	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
SCOR	comScore Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
SCPH	scPharmaceuticals Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
SCS	Steelcase Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
SCSC	ScanSource Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
SCVL	Shoe Carnival Inc COM USD.1	CommonStock	PEARL Equities Exchange	Equity
SCYX	SCYNEXIS Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
SCZ	iShares MSCI EAFE Small-Cap ETF MSCI SMALL CAP	ExchangeTradedFund	PEARL Equities Exchange	Equity
SD	SandRidge Energy, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
SDCI	USCF ETF Trust USCF SummerHaven Dynamic Commodity Strategy No K-1 Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
SDD	ProShares Trust ProShares UltraShort SmallCap600	ExchangeTradedFund	PEARL Equities Exchange	Equity
SDEM	Global X Funds Global X MSCI SuperDividend Emerging Markets ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SDG	iShares MSCI Global Sustainable Development Goals ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SDGR	Schrodinger Inc COM	CommonStock	PEARL Equities Exchange	Equity
SDIV	Global X Funds Global X SuperDividend ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SDOG	ALPS ETF Trust ALPS Sector Dividend Dogs ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SDOW	ProShares Trust ProShares UltraPro Short Dow30	ExchangeTradedFund	PEARL Equities Exchange	Equity
SDP	ProShares Trust ProShares UltraShort Utilities	ExchangeTradedFund	PEARL Equities Exchange	Equity
SDS	ProShares Trust ProShares UltraShort S&P 500	ExchangeTradedFund	PEARL Equities Exchange	Equity
SDVY	First Trust Exchange-Traded Fund VI - First Trust SMID Cap Rising Dividend Achievers ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SDY	SPDR Series Trust SPDR S&P Dividend ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SE	Sea Limited American depositary shares, each representing one Class A ordinary share	AdrCommon	PEARL Equities Exchange	Equity
SEB	Seaboard Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
SEDG	SolarEdge Technologies Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
SEE	Sealed Air Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
SEED	Origin Agritech Ltd COM USD	CommonStock	PEARL Equities Exchange	Equity
SEF	ProShares Trust ProShares Short Financials	ExchangeTradedFund	PEARL Equities Exchange	Equity
SEIC	SEI Investments Co COM USD.01	CommonStock	PEARL Equities Exchange	Equity
SEIX	Virtus ETF Trust II Virtus Seix Senior Loan ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SELF	Global Self Storage Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
SEM	Select Medical Holdings Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
SENEA	Seneca Foods Corp. CL A COM NPV	CommonStock	PEARL Equities Exchange	Equity
SENEB	Seneca Foods Corp. CL B COM NPV	CommonStock	PEARL Equities Exchange	Equity
SENS	Senseonics Holdings Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
SEPZ	TrueShares Structured Outcome (September) ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SF	Stifel Financial Corp. Common Stock	CommonStock	PEARL Equities Exchange	Equity
SFB	Stifel Financial Corp. 5.20% Senior Notes due 2047	StructuredProduct	PEARL Equities Exchange	Equity
SFBC	Sound Financial Bancorp Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
SFBS	ServisFirst Bancshares, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
SFIX	Stitch Fix Inc CL A COM USD.00002	CommonStock	PEARL Equities Exchange	Equity
SFL	SFL Corporation Ltd. Common Shares	CommonStock	PEARL Equities Exchange	Equity
SFM	Sprouts Farmers Market Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
SFNC	Simmons First National Corp CL A COM NPV	CommonStock	PEARL Equities Exchange	Equity
SFpB	Stifel Financial Corp. Depositary Shares, each representing a 1/1000th interest in a share of 6.25% Non-Cumulative Preferred Stock, Series B	PreferredStock	PEARL Equities Exchange	Equity
SFpC	Stifel Financial Corp. Depositary Shares, Each Representing 1/1,000th Interest in a Share of 6.125% Non Cumulative Preferred Stock, Series C	PreferredStock	PEARL Equities Exchange	Equity
SFST	Southern First Bankshares Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
SFY	Tidal ETF Trust SoFi Select 500 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SFYF	Tidal ETF Trust SoFi Social 50 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SFYX	Tidal ETF Trust SoFi Next 500 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SGA	Saga Communications Inc. CL A COM USD.01	CommonStock	PEARL Equities Exchange	Equity
SGBX	Safe & Green Holdings Corp COM PAR	CommonStock	PEARL Equities Exchange	Equity
SGC	Superior Group of Cos Inc COM USD1	CommonStock	PEARL Equities Exchange	Equity
SGDJ	Sprott Funds Trust Sprott Junior Gold Miners ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SGDM	Sprott Funds Trust Sprott Gold Miners ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SGMA	SigmaTron International Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
SGMO	Sangamo Therapeutics Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
SGOL	abrdn Gold ETF Trust abrdn Physical Gold Shares ETF	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
SGOV	iShares Trust iShares 0-3 Month Treasury Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SGRP	SPAR Group Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
SGRY	Surgery Partners Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
SGU	Star Group, L.P. Common Units Representing Limited Partner Interest	CommonStock	PEARL Equities Exchange	Equity
SH	ProShares Trust ProShares Short S&P 500	ExchangeTradedFund	PEARL Equities Exchange	Equity
SHAG	WisdomTree Yield Enhanced US Short Term Aggregate Bond Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SHAK	Shake Shack Inc. Class A common stock	CommonStock	PEARL Equities Exchange	Equity
SHBI	Shore Bancshares Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
SHE	SPDR Series Trust SPDR MSCI USA Gender Diversity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SHEN	Shenandoah Telecommunications Co COM USD10	CommonStock	PEARL Equities Exchange	Equity
SHG	Shinhan Financial Group Co., Ltd. American Depositary Shares (Each representing one shares of Common Stock, par value Won 5,000 per share)	AdrCommon	PEARL Equities Exchange	Equity
SHIP	Seanergy Maritime Holdings Corp COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
SHM	SPDR Series Trust SPDR Nuveen ICE Short Term Municipal Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SHO	Sunstone Hotel Investors, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
SHOO	Steven Madden Ltd COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
SHOP	Shopify Inc CL A SUB VTG	CommonStock	PEARL Equities Exchange	Equity
SHV	iShares Short Treasury Bond ETF SHORT TREAS BOND	ExchangeTradedFund	PEARL Equities Exchange	Equity
SHW	The Sherwin-Williams Company Common Stock	CommonStock	PEARL Equities Exchange	Equity
SHY	iShares 1-3 Year Treasury Bond ETF 1-3 YR TRS BD	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	**Security Name**	**Security Class**	**Listed Exchange**	**Instrument Type**
SHYD	VanEck Short High Yield Muni ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SHYF	The Shyft Group Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
SHYG	iShares Trust iShares 0-5 Year High Yield Corporate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SHYL	DBX ETF Trust Xtrackers Short Duration High Yield Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SIBN	SI-BONE Inc COM	CommonStock	PEARL Equities Exchange	Equity
SID	Companhia Siderurgica Nacional American Depositary Shares (Each representing One Common Shares)	AdrCommon	PEARL Equities Exchange	Equity
SIEB	Siebert Financial Corp. COM USD1	CommonStock	PEARL Equities Exchange	Equity
SIF	SIFCO Industries Inc Common Stock	CommonStock	PEARL Equities Exchange	Equity
SIG	Signet Jewelers Limited Common Shares	CommonStock	PEARL Equities Exchange	Equity
SIGA	SIGA Technologies Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
SIGI	Selective Insurance Group Inc COM USD2	CommonStock	PEARL Equities Exchange	Equity
SII	Sprott Inc. Common Shares	CommonStock	PEARL Equities Exchange	Equity
SIJ	ProShares Trust ProShares UltraShort Industrials	ExchangeTradedFund	PEARL Equities Exchange	Equity
SIL	Global X Funds Global X Silver Miners ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SILC	Silicom Ltd ORD NIS.01	CommonStock	PEARL Equities Exchange	Equity
SILJ	Amplify ETF Trust Amplify Junior Silver Miners ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SIM	Grupo Simec S.A.B. de C.V. American Depositary Shares (each representing one Series B share) Series B Common Stock	AdrCommon	PEARL Equities Exchange	Equity
SIMO	Silicon Motion Technology Corp ADR	AdrCommon	PEARL Equities Exchange	Equity
SIMS	SPDR Series Trust SPDR S&P Kensho Intelligent Structures ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SINT	SINTX Technologies Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
SIRI	Sirius XM Holdings Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
SITC	SITE Centers Corp. Common Shares	CommonStock	PEARL Equities Exchange	Equity
SITE	SiteOne Landscape Supply, Inc. Common stock	CommonStock	PEARL Equities Exchange	Equity
SITM	SiTime Corp COM	CommonStock	PEARL Equities Exchange	Equity
SIVR	abrdn Silver ETF Trust abrdn Physical Silver Shares ETF	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
SIXA	Exchange Traded Concepts Trust ETC 6 Meridian Mega Cap Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SIXH	Exchange Traded Concepts Trust ETC 6 Meridian Hedged Equity Index Option ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SIXL	Exchange Traded Concepts Trust ETC 6 Meridian Low Beta Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SIXS	Exchange Traded Concepts Trust ETC 6 Meridian Small Cap Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SIZE	iShares Trust iShares MSCI USA Size Factor ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SJ	Scienjoy Holding Corp ORD CL A	CommonStock	PEARL Equities Exchange	Equity
SJB	ProShares Trust ProShares Short High Yield	ExchangeTradedFund	PEARL Equities Exchange	Equity
SJM	The J.M. Smucker Company Common Stock	CommonStock	PEARL Equities Exchange	Equity
SJNK	SPDR Series Trust SPDR Bloomberg Short Term High Yield Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SJT	San Juan Basin Royalty Trust Units of Beneficial Interest	CommonStock	PEARL Equities Exchange	Equity
SKF	ProShares Trust ProShares UltraShort Financials	ExchangeTradedFund	PEARL Equities Exchange	Equity
SKM	SK Telecom Co., Ltd. American Depositary Shares (Each representing 5/9th of a Ordinary Share of SK Telecom Co., LTD.)	AdrCommon	PEARL Equities Exchange	Equity
SKOR	FlexShares Credit-Scored US Corporate Bond Index Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SKT	Tanger Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
SKX	Skechers U.S.A., Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
SKY	Champion Homes, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
SKYW	SkyWest Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
SKYY	First Trust Cloud Computing ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
SLAB	Silicon Laboratories Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
SLB	Schlumberger Limited Common Shares	CommonStock	PEARL Equities Exchange	Equity
SLDB	Solid Biosciences Inc COM 0.001	CommonStock	PEARL Equities Exchange	Equity
SLF	Sun Life Financial Inc. Common Shares	CommonStock	PEARL Equities Exchange	Equity
SLG	SL Green Realty Corp. Common Stock	CommonStock	PEARL Equities Exchange	Equity
SLGL	Sol Gel Technologies Ltd COM	CommonStock	PEARL Equities Exchange	Equity
SLGN	Silgan Holdings Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
SLGpI	SL Green Realty Corp. 6.50% Series I Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
SLM	SLM Corp COM USD.2 VTG	CommonStock	PEARL Equities Exchange	Equity
SLMBP	SLM Corp PFD SER B	PreferredStock	PEARL Equities Exchange	Equity
SLN	Silence Therapeutics PLC ADR	AdrCommon	PEARL Equities Exchange	Equity
SLNO	Soleno Therapeutics Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
SLP	Simulations Plus Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
SLQD	iShares 0-5 Year Investment Grade Corporate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SLQT	SelectQuote, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
SLRC	SLR Investment Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
SLRX	Salarius Pharmaceuticals Inc COM	CommonStock	PEARL Equities Exchange	Equity
SLS	SELLAS Life Sciences Group Inc COM	CommonStock	PEARL Equities Exchange	Equity
SLV	iShares Silver Trust Shares of the iShares Silver Trust	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
SLVO	UBS AG ETRACS Silver Shares Covered Call ETNs due April 21 2033 STRUCT PRODUCT	ExchangeTradedFund	PEARL Equities Exchange	Equity
SLX	VanEck ETF Trust VanEck Steel ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SLYG	SPDR Series Trust SPDR S&P 600 Small Cap Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SLYV	SPDR Series Trust SPDR S&P 600 Small Cap Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SM	SM Energy Company Capital Stock	CommonStock	PEARL Equities Exchange	Equity
SMB	VanEck Short Muni ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SMBC	Southern Missouri Bancorp Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
SMBK	SmartFinancial, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
SMCI	Super Micro Computer Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
SMDD	ProShares Trust ProShares UltraPro Short MidCap400	ExchangeTradedFund	PEARL Equities Exchange	Equity
SMDV	ProShares Russell 2000 Dividend Growers ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SMFG	Sumitomo Mitsui Financial Group, Inc. American Depositary Shares (each representing 3/5th of a share of common stock)	AdrCommon	PEARL Equities Exchange	Equity
SMG	The Scotts Miracle-Gro Company Commmon Stock	CommonStock	PEARL Equities Exchange	Equity
SMH	VanEck Semiconductor ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SMHB	UBS AG ETRACS 2xMonthly Pay Leveraged US Small Cap High Dividend ETN Series B due November 10, 2048	ExchangeTradedNote	PEARL Equities Exchange	Equity
SMHI	SEACOR Marine Holdings Inc. Common stock, par value $0.01	CommonStock	PEARL Equities Exchange	Equity
SMIN	iShares MSCI India Small-Cap ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SMLF	iShares Trust iShares U.S. Small Cap Equity Factor ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SMLV	SPDR Series Trust SPDR SSGA US Small Cap Low Volatility Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SMMD	iShares Russell 2500 ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SMMT	Summit Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
SMMU	PIMCO ETF Trust PIMCO Short Term Municipal Bond Active Exchange-Traded Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
SMMV	iShares MSCI USA Small-Cap Min Vol Factor ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SMN	ProShares Trust ProShares UltraShort Materials	ExchangeTradedFund	PEARL Equities Exchange	Equity
SMOG	VanEck ETF Trust VanEck Low Carbon Energy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
SMP	Standard Motor Products, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
SMPL	Simply Good Foods Co (The) CL A COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
SMSI	Smith Micro Software Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
SMTC	Semtech Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
SNA	Snap-on Incorporated Common Stock	CommonStock	PEARL Equities Exchange	Equity
SNAP	Snap Inc. Class A common stock, $0.00001 par value per share	CommonStock	PEARL Equities Exchange	Equity
SNBR	Sleep Number Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
SNCR	Synchronoss Technologies Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
SND	Smart Sand Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
SNDL	SNDL Inc COM	CommonStock	PEARL Equities Exchange	Equity
SNDR	Schneider National, Inc. Class B Common Stock, no par value	CommonStock	PEARL Equities Exchange	Equity
SNDX	Syndax Pharmaceuticals Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
SNES	SenesTech Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
SNEX	StoneX Group Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
SNFCA	Security National Financial Corp CL A COM NPV	CommonStock	PEARL Equities Exchange	Equity
SNGX	Soligenix Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
SNN	Smith & Nephew plc American Depositary Shares, each represents 2 Ordinary Shares	AdrCommon	PEARL Equities Exchange	Equity
SNOA	Sonoma Pharmaceuticals Inc COM USD.00001	CommonStock	PEARL Equities Exchange	Equity
SNOW	Snowflake Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
SNPE	DBX ETF Trust Xtrackers S&P 500 Scored & Screened ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SNPS	Synopsys Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
SNSR	Global X Internet of Things ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SNV	Synovus Financial Corp. Common Stock, par value $1.00 per share	CommonStock	PEARL Equities Exchange	Equity
SNVpD	Synovus Financial Corp. 6.300% Fixed-To-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series D	PreferredStock	PEARL Equities Exchange	Equity
SNVpE	Synovus Financial Corp. 5.875% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series E	PreferredStock	PEARL Equities Exchange	Equity
SNX	TD SYNNEX Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
SNY	Sanofi SPONSORED ADR	AdrCommon	PEARL Equities Exchange	Equity
SO	The Southern Company Common Stock	CommonStock	PEARL Equities Exchange	Equity
SOCL	Global X Social Media ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SOHO	Sotherly Hotels Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
SOHOB	Sotherly Hotels Inc PFD SER B	PreferredStock	PEARL Equities Exchange	Equity
SOHON	Sotherly Hotels Inc 8.25 CM PFD D	PreferredStock	PEARL Equities Exchange	Equity
SOHOO	Sotherly Hotels Inc PFD SER C 7.875	PreferredStock	PEARL Equities Exchange	Equity
SOHU	Sohu com Ltd ADR	CommonStock	PEARL Equities Exchange	Equity
SOJC	The Southern Company Series 2017B 5.25% Junior Subordinated Notes due December 1, 2077	StructuredProduct	PEARL Equities Exchange	Equity
SOJD	The Southern Company Series 2020A 4.95% Junior Subordinated Notes due January 30, 2080	StructuredProduct	PEARL Equities Exchange	Equity
SOJE	The Southern Company Series 2020C 4.20% Junior Subordinated Notes due October 15, 2060	StructuredProduct	PEARL Equities Exchange	Equity
SOL	Emeren Group Ltd American Depositary Shares, each representing 10 shares	AdrCommon	PEARL Equities Exchange	Equity
SON	Sonoco Products Company Common Stock	CommonStock	PEARL Equities Exchange	Equity
SONM	Sonim Technologies Inc COM	CommonStock	PEARL Equities Exchange	Equity
SONN	Sonnet BioTherapeutics Holdings Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
SONO	Sonos Inc COM	CommonStock	PEARL Equities Exchange	Equity
SOR	Source Capital Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
SOS	SOS Limited American Depositary Shares, each representing one hundred fifty (150) Class A Ordinary Shares	AdrCommon	PEARL Equities Exchange	Equity
SOXL	Direxion Shares ETF Trust Direxion Daily Semiconductor Bull 3X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
SOXS	Direxion Shares ETF Trust Direxion Daily Semiconductor Bear 3X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
SOXX	iShares Semiconductor ETF SMCDTR INDEX FD	ExchangeTradedFund	PEARL Equities Exchange	Equity
SOYB	Teucrium Commodity Trust Teucrium Soybean Fund	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
SPAB	SPDR Series Trust SPDR Portfolio Aggregate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPB	Spectrum Brands Holdings, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
SPBO	SPDR Series Trust SPDR Portfolio Corporate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPCB	SuperCom Ltd ORD	CommonStock	PEARL Equities Exchange	Equity
SPCE	Virgin Galactic Holdings, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
SPD	Simplify Exchange Traded Funds Simplify US Equity PLUS Downside Convexity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPDN	Direxion Shares ETF Trust Direxion Daily S&P 500 Bear 1X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPDV	ETF Series Solutions AAM S&P 500 High Dividend Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPDW	SPDR Index Shares Funds SPDR Portfolio Developed World ex-US ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPE	Special Opportunities Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
SPEM	SPDR Index Shares Funds SPDR Portfolio Emerging Markets ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPEU	SPDR Index Shares Funds SPDR Portfolio Europe ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPFF	Global X Funds Global X SuperIncome Preferred ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPFI	South Plains Financial Inc COM	CommonStock	PEARL Equities Exchange	Equity
SPG	Simon Property Group, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
SPGI	S&P Global Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
SPGM	SPDR Index Shares Funds SPDR Portfolio MSCI Global Stock Market ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPGP	Invesco Exchange-Traded Fund Trust Invesco S&P 500 GARP ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPGpJ	Simon Property Group, Inc. 8 3/8% Series J Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
SPH	Suburban Propane Partners, L.P. Common Units Representing Limited Partnership Interests	CommonStock	PEARL Equities Exchange	Equity
SPHB	Invesco Exchange-Traded Fund Trust II Invesco S&P 500® High Beta ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPHD	Invesco Exchange-Traded Fund Trust II Invesco S&P 500® High Dividend Low Volatility ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPHQ	Invesco Exchange-Traded Fund Trust Invesco S&P 500® Quality ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPHY	SPDR Series Trust SPDR Portfolio High Yield Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPIB	SPDR Series Trust SPDR Portfolio Intermediate Term Corporate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPIP	SPDR Series Trust SPDR Portfolio TIPS ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPLB	SPDR Series Trust SPDR Portfolio Long Term Corporate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPLG	SPDR Series Trust SPDR Portfolio S&P 500 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPLV	Invesco Exchange-Traded Fund Trust II Invesco S&P 500® Low Volatility ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPMB	SPDR Series Trust SPDR Portfolio Mortgage Backed Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPMO	Invesco Exchange-Traded Fund Trust II Invesco S&P 500® Momentum ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPMV	Invesco S&P 500 Minimum Variance ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPNS	Sapiens International Corp NV COM ANG1	CommonStock	PEARL Equities Exchange	Equity
SPOK	Spok Holdings Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
SPOT	Spotify Technology S.A. Ordinary shares, nominal value of 0.000625 per share	CommonStock	PEARL Equities Exchange	Equity
SPPP	Sprott Physical Platinum and Palladium Trust Units	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
SPR	Spirit Aerosystems Holdings, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
SPRO	Spero Therapeutics Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
SPSB	SPDR Series Trust SPDR Portfolio Short Term Corporate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPSC	SPS Commerce Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
SPSK	Tidal ETF Trust SP Funds Dow Jones Global Sukuk ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPSM	SPDR Series Trust SPDR Portfolio S&P 600 Small Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPT	Sprout Social Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
SPTI	SPDR Series Trust SPDR Portfolio Intermediate Term Treasury ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPTL	SPDR Series Trust SPDR Portfolio Long Term Treasury ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPTM	SPDR Series Trust SPDR Portfolio S&P 1500 Composite Stock Market ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPTN	SpartanNash Co COM NPV	CommonStock	PEARL Equities Exchange	Equity
SPTS	SPDR Series Trust SPDR Portfolio Short Term Treasury ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPUC	Simplify Exchange Traded Funds Simplify US Equity PLUS Upside Convexity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPUS	Tidal ETF Trust SP Funds S&P 500 Sharia Industry Exclusions ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPUU	Direxion Shares ETF Trust Direxion Daily S&P 500 Bull 2X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPVM	Invesco Exchange-Traded Fund Trust Invesco S&P Value with Momentum ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPVU	Invesco Exchange-Traded Fund Trust II Invesco S&P 500® Enhanced Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPWH	Sportsmans Warehouse Holdings Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
SPXC	SPX Technologies, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
SPXE	ProShares Trust ProShares S&P 500 Ex-Energy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPXL	Direxion Shares ETF Trust Direxion Daily S&P 500 Bull 3X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPXN	ProShares Trust ProShares S&P 500 Ex-Financials ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPXS	Direxion Shares ETF Trust Direxion Daily S&P 500 Bear 3X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPXT	ProShares Trust ProShares S&P 500 Ex-Technology ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPXU	ProShares Trust ProShares UltraPro Short S&P500	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPXV	ProShares Trust ProShares S&P 500 Ex-Health Care ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPXX	Nuveen S&P 500 Dynamic Overwrite Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
SPYC	Simplify Exchange Traded Funds Simplify US Equity PLUS Convexity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPYD	SPDR Series Trust SPDR Portfolio S&P 500 High Dividend ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPYG	SPDR Series Trust SPDR Portfolio S&P 500 Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPYV	SPDR Series Trust SPDR Portfolio S&P 500 Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPYX	SPDR Series Trust SPDR S&P 500 Fossil Fuel Reserves Free ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SQEW	Two Roads Shared Trust LeaderShares Equity Skew ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SQFT	Presidio Property Trust Inc CL A COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
SQLV	Royce Quant Small-Cap Quality Value ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SQM	Sociedad Quimica y Minera de Chile S.A. American Depositary Shares (Each representing one Series B Share)	AdrCommon	PEARL Equities Exchange	Equity
SQNS	Sequans Communications S.A. American Depositary Shares (each representing ten (10) Ordinary Shares)	AdrCommon	PEARL Equities Exchange	Equity
SQQQ	ProShares UltraPro Short QQQ ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
SR	Spire Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
SRCE	1st Source Corp COM USD1	CommonStock	PEARL Equities Exchange	Equity
SRDX	Surmodics Inc COM USD.05	CommonStock	PEARL Equities Exchange	Equity
SRE	Sempra Common Stock	CommonStock	PEARL Equities Exchange	Equity
SREA	Sempra 5.750% Junior Subordinated Notes due 2079	StructuredProduct	PEARL Equities Exchange	Equity
SRET	Global X SuperDividend REIT ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SRG	Seritage Growth Properties Class A common shares of beneficial interest	CommonStock	PEARL Equities Exchange	Equity
SRGpA	Seritage Growth Properties 7.00% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest	PreferredStock	PEARL Equities Exchange	Equity
SRI	Stoneridge, Inc. Common Shares	CommonStock	PEARL Equities Exchange	Equity
SRL	Scully Royalty Ltd. Common Shares	CommonStock	PEARL Equities Exchange	Equity
SRLN	SSGA Active Trust SPDR Blackstone Senior Loan ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SRPT	Sarepta Therapeutics Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
SRpA	Spire Inc. Depositary Shares, each representing a 1/1,000th interest in a share of 5.90% Series A Cumulative Redeemable Perpetual Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
SRRK	Scholar Rock Holding Corp COM	CommonStock	PEARL Equities Exchange	Equity
SRS	ProShares Trust ProShares UltraShort Real Estate	ExchangeTradedFund	PEARL Equities Exchange	Equity
SRTS	Sensus Healthcare Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
SRTY	ProShares Trust ProShares UltraPro Short Russell2000	ExchangeTradedFund	PEARL Equities Exchange	Equity
SRV	NXG Cushing Midstream Energy Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
SRVR	Pacer Funds Trust Pacer Data & Infrastructure Real Estate ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SSB	SouthState Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
SSBI	Summit State Bank COM	CommonStock	PEARL Equities Exchange	Equity
SSD	Simpson Manufacturing Co., Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
SSG	ProShares Trust ProShares UltraShort Semiconductors	ExchangeTradedFund	PEARL Equities Exchange	Equity
SSKN	STRATA Skin Sciences Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
SSL	Sasol Limited ADSs, each representing one ordinary share of no par value	AdrCommon	PEARL Equities Exchange	Equity
SSNC	SS&C Technologies Holdings Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
SSO	ProShares Trust ProShares Ultra S&P 500	ExchangeTradedFund	PEARL Equities Exchange	Equity
SSP	Scripps (E.W.) Co (The) CL A COM USD.01	CommonStock	PEARL Equities Exchange	Equity
SSPY	Exchange Listed Funds Trust Stratified LargeCap Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SSRM	SSR Mining Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
SSSS	SuRo Capital Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
SSTI	SoundThinking Inc COM 0.005 USD	CommonStock	PEARL Equities Exchange	Equity
SSUS	Strategy Shares Day Hagan Smart Sector ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SSY	SunLink Health Systems Inc Common Stock	CommonStock	PEARL Equities Exchange	Equity
SSYS	Stratasys Ltd ORD SHR	CommonStock	PEARL Equities Exchange	Equity
ST	Sensata Technologies Holding plc Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
STAA	STAAR Surgical Co COM USD.01	CommonStock	PEARL Equities Exchange	Equity
STAG	STAG Industrial, Inc. Common Stock, $0.01 par value	CommonStock	PEARL Equities Exchange	Equity
STBA	S&T Bancorp Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
STC	Stewart Information Services Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
STE	STERIS plc Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
STEP	StepStone Group Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
STG	Sunlands Technology Group American Depositary Shares, every two (2) ADSs representing one (1) Class A Ordinary Share	AdrCommon	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
STIM	Neuronetics Inc COM	CommonStock	PEARL Equities Exchange	Equity
STIP	iShares Trust iShares 0-5 Year TIPS Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
STK	Columbia Seligman Premium Technology Growth Fund, Inc. Common Stock, $0.01 par value	Fund	PEARL Equities Exchange	Equity
STKL	SunOpta Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
STKS	ONE Group Hospitality Inc (The) COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
STLD	Steel Dynamics Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
STM	STMicroelectronics N.V. New York Registry shs	NyRegisteredShare	PEARL Equities Exchange	Equity
STN	Stantec Inc. Common Shares	CommonStock	PEARL Equities Exchange	Equity
STNE	StoneCo Ltd COM CL A	CommonStock	PEARL Equities Exchange	Equity
STNG	Scorpio Tankers Inc. Common stock, par value $0.01 per share	CommonStock	PEARL Equities Exchange	Equity
STOK	Stoke Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
STOT	SPDR DoubleLine Short Duration Total Return Tactical ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
STPZ	PIMCO ETF Trust PIMCO 1-5 Year U.S. TIPS Index Exchange-Traded Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
STRA	Strategic Education Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
STRL	Sterling Infrastructure Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
STRM	Streamline Health Solutions Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
STRO	Sutro Biopharma Inc COM	CommonStock	PEARL Equities Exchange	Equity
STRS	Stratus Properties Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
STRT	Strattec Security Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
STT	State Street Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
STTK	Shattuck Labs Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
STTpG	State Street Corporation Depositary shares, each representing a 1/4,000th ownership interest in a share of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series G	PreferredStock	PEARL Equities Exchange	Equity
STWD	Starwood Property Trust, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
STX	Seagate Technology Holdings plc COM USD.00001	CommonStock	PEARL Equities Exchange	Equity
STXS	Stereotaxis, Inc. Common Stock, $.001 Par Value	CommonStock	PEARL Equities Exchange	Equity
STZ	Constellation Brands, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
SU	Suncor Energy Inc. Common Shares	CommonStock	PEARL Equities Exchange	Equity
SUB	iShares Trust iShares Short-Term National Muni Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SUI	Sun Communities, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
SUN	Sunoco LP Common units representing limited partner interests	CommonStock	PEARL Equities Exchange	Equity
SUP	Superior Industries International, Inc. Common Stock (California)	CommonStock	PEARL Equities Exchange	Equity
SUPN	Supernus Pharmaceuticals Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
SUPV	Grupo Supervielle S.A. American Depositary Shares (each representing five Class B shares)	CommonStock	PEARL Equities Exchange	Equity
SUSA	iShares Trust iShares ESG Optimized MSCI USA ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SUSB	iShares ESG Aware 1-5 Year USD Corporate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SUSC	iShares ESG Aware USD Corporate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SUSL	iShares Trust - iShares ESG MSCI USA Leaders ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SUZ	Suzano S.A. American Depositary Shares (each representing One Ordinary Share)	AdrCommon	PEARL Equities Exchange	Equity
SVC	Service Properties Trust COM USD.01	CommonStock	PEARL Equities Exchange	Equity
SVM	Silvercorp Metals Inc. Common shares without par value	CommonStock	PEARL Equities Exchange	Equity
SVRA	Savara Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
SVT	Servotronics Inc Common Stock	CommonStock	PEARL Equities Exchange	Equity
SVXY	ProShares Short VIX Short-Term Futures ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
SWAN	Amplify ETF Trust Amplify BlackSwan Growth & Treasury Core ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SWBI	Smith & Wesson Brands Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
SWK	Stanley Black & Decker, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
SWKH	SWK Holdings Corp COM USD.001	CommonStock	PEARL Equities Exchange	Equity
SWKS	Skyworks Solutions Inc COM USD.25	CommonStock	PEARL Equities Exchange	Equity
SWTX	SpringWorks Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
SWX	Southwest Gas Holdings, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
SWZ	Total Return Securities Fund Common Stock	Fund	PEARL Equities Exchange	Equity
SXC	SunCoke Energy, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
SXI	Standex International Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
SXT	Sensient Technologies Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
SXTC	China SXT Pharmaceuticals Inc ORD USD0.08	CommonStock	PEARL Equities Exchange	Equity
SY	So-Young International Inc ADS	AdrCommon	PEARL Equities Exchange	Equity
SYBT	Stock Yards Bancorp Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
SYBX	Synlogic Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
SYF	Synchrony Financial Common Stock	CommonStock	PEARL Equities Exchange	Equity
SYFpA	Synchrony Financial Depositary Shares, each Representing a 1/40th Interest in a Share of 5.625% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A	PreferredStock	PEARL Equities Exchange	Equity
SYK	Stryker Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
SYLD	Cambria Shareholder Yield ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SYNA	Synaptics Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
SYPR	Sypris Solutions Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
SYTA	Siyata Mobile Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
SYY	Sysco Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
SZK	ProShares Trust ProShares UltraShort Consumer Staples	ExchangeTradedFund	PEARL Equities Exchange	Equity
SZNE	Pacer Funds Trust Pacer CFRA-Stovall Equal Weight Seasonal Rotation ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
T	AT&T Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
TAC	TransAlta Corporation Common Shares	CommonStock	PEARL Equities Exchange	Equity
TACT	TransAct Technologies Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
TAGS	Teucrium Commodity Trust Teucrium Agricultural Fund	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
TAIL	Cambria Tail Risk ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TAIT	Taitron Components Inc CL A COM USD.001	CommonStock	PEARL Equities Exchange	Equity
TAK	Takeda Pharmaceutical Company Limited American Depositary Shares (each representing 1/2 of a share of Common Stock)	AdrCommon	PEARL Equities Exchange	Equity
TAL	TAL Education Group American Depositary Shares (each representing 0.3333 of a share of Class A Common Shares)	AdrCommon	PEARL Equities Exchange	Equity
TALO	Talos Energy Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
TAN	Invesco Exchange-Traded Fund Trust II Invesco Solar ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TAOP	Taoping Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
TAP	Molson Coors Beverage Company Class B Common Stock	CommonStock	PEARL Equities Exchange	Equity
TAP.A	Molson Coors Beverage Company Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
TARA	Protara Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
TARS	Tarsus Pharmaceuticals Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
TATT	TAT Technologies Ltd ORD ILS.15	CommonStock	PEARL Equities Exchange	Equity
TAXF	American Century ETF Trust American Century Diversified Municipal Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TAYD	Taylor Devices Inc COM USD.025	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
TBB	AT&T Inc. 5.350% Global Notes due 2066	StructuredProduct	PEARL Equities Exchange	Equity
TBBK	Bancorp Inc (The) COM	CommonStock	PEARL Equities Exchange	Equity
TBF	ProShares Trust ProShares Short 20+ Year Treasury	ExchangeTradedFund	PEARL Equities Exchange	Equity
TBI	TrueBlue, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
TBJL	Innovator 20 Year Treasury Bond 9 Buffer ETF July ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TBPH	Theravance Biopharma Inc COM USD.00001	CommonStock	PEARL Equities Exchange	Equity
TBT	ProShares Trust ProShares UltraShort 20+ Year Treasury	ExchangeTradedFund	PEARL Equities Exchange	Equity
TBX	ProShares Trust ProShares Short 7-10 Year Treasury	ExchangeTradedFund	PEARL Equities Exchange	Equity
TC	Token Cat Ltd ADR	AdrCommon	PEARL Equities Exchange	Equity
TCBI	Texas Capital Bancshares Inc COM	CommonStock	PEARL Equities Exchange	Equity
TCBK	TriCo Bancshares COM NPV	CommonStock	PEARL Equities Exchange	Equity
TCHP	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price Blue Chip Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TCI	Transcontinental Realty Investors, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
TCMD	Tactile Systems Technology Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
TCOM	Trip com Group Ltd ADR	AdrCommon	PEARL Equities Exchange	Equity
TCPC	BlackRock TCP Capital Corp COM USD.001	CommonStock	PEARL Equities Exchange	Equity
TCX	Tucows Inc CL A COM NPV	CommonStock	PEARL Equities Exchange	Equity
TD	The Toronto-Dominion Bank Common Shares	CommonStock	PEARL Equities Exchange	Equity
TDC	Teradata Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
TDF	Templeton Dragon Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
TDG	TransDigm Group Incorporated Common Stock	CommonStock	PEARL Equities Exchange	Equity
TDIV	First Trust Exchange Traded Fund VI First Trust NASDAQ Technology Dividend Index Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TDOC	Teladoc Health, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
TDS	Telephone and Data Systems, Inc. Common Shares	CommonStock	PEARL Equities Exchange	Equity
TDSB	Cabana Target Beta ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TDSC	Cabana Target Drawdown 10 ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TDTF	FlexShares Trust FlexShares iBoxx 5-Year Target Duration TIPS Index Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
TDTT	FlexShares Trust FlexShares iBoxx 3-Year Target Duration TIPS Index Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
TDV	ProShares S&P Technology Dividend Aristocrats ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TDVG	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price Dividend Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TDW	Tidewater Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
TDY	Teledyne Technologies Incorporated Common Stock	CommonStock	PEARL Equities Exchange	Equity
TEAF	Tortoise Sustainable and Social Impact Term Fund Common shares of beneficial interest	Fund	PEARL Equities Exchange	Equity
TEAM	Atlassian Corp CL A ORD USD.1	CommonStock	PEARL Equities Exchange	Equity
TECB	iShares Trust iShares U.S. Tech Breakthrough Multisector ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TECH	Bio-Techne Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
TECK	Teck Resources Limited Class B Subordinate Voting Shares	CommonStock	PEARL Equities Exchange	Equity
TECL	Direxion Shares ETF Trust Direxion Daily Technology Bull 3X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
TECS	Direxion Shares ETF Trust Direxion Daily Technology Bear 3X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
TECTP	Tectonic Financial Inc NON-CUM PFD B	PreferredStock	PEARL Equities Exchange	Equity
TEF	Telefonica S.A. American Depositary Shares (Each representing One share of Capital Stock)	AdrCommon	PEARL Equities Exchange	Equity
TEI	Templeton Emerging Markets Income Fund Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
TEL	TE Connectivity plc Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
TELA	TELA Bio Inc COM	CommonStock	PEARL Equities Exchange	Equity
TENB	Tenable Holdings Inc COM	CommonStock	PEARL Equities Exchange	Equity
TENX	Tenax Therapeutics Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
TEO	Telecom Argentina S.A. American Depositary Shares (Each representing five Class B Ordinary Shares)	AdrCommon	PEARL Equities Exchange	Equity
TEQI	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price Equity Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TER	Teradyne Inc COM USD.125	CommonStock	PEARL Equities Exchange	Equity
TEVA	Teva Pharmaceutical Industries Limited American Depositary Shares, each representing one Ordinary Share	AdrCommon	PEARL Equities Exchange	Equity
TEX	Terex Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
TFC	Truist Financial Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
TFCpI	Truist Financial Corporation Depositary Shares each representing 1/4,000th interest in a share of Series I Non-Cumulative Perpetual Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
TFCpO	Truist Financial Corporation Depositary Shares, Each Representing a 1/1,000th Interest in a Share of Series O Non-Cumulative Perpetual Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
TFCpR	Truist Financial Corporation Depositary Shares, each representing 1/1,000th interest in a share of Series R Non-Cumulative Perpetual Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
TFI	SPDR Series Trust SPDR Nuveen ICE Municipal Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TFII	TFI International Inc. Common Shares	CommonStock	PEARL Equities Exchange	Equity
TFJL	Innovator 20 Year Treasury Bond 5 Floor ETF - July ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TFLO	iShares Trust iShares Treasury Floating Rate Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TFSL	TFS Financial Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
TFX	Teleflex Incorporated Common Stock	CommonStock	PEARL Equities Exchange	Equity
TG	Tredegar Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
TGB	Taseko Mines Limited Common Shares	CommonStock	PEARL Equities Exchange	Equity
TGI	Triumph Group, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
TGLS	Tecnoglass Inc. Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
TGNA	TEGNA Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
TGRW	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price Growth Stock ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TGS	Transportadora de Gas del Sur S.A. American Depositary Shares (Each representing five Class B Shares)	AdrCommon	PEARL Equities Exchange	Equity
TGT	Target Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
TGTX	TG Therapeutics Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
TH	Target Hospitality Corp COM	CommonStock	PEARL Equities Exchange	Equity
THC	Tenet Healthcare Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
THD	iShares Inc. iShares MSCI Thailand ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
THFF	First Financial Corp COM NPV	CommonStock	PEARL Equities Exchange	Equity
THG	The Hanover Insurance Group, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
THM	International Tower Hill Mines Ltd Common Shares	CommonStock	PEARL Equities Exchange	Equity
THNQ	Exchange Traded Concepts Trust ROBO Global Artificial Intelligence ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
THO	Thor Industries, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
THQ	abrdn Healthcare Opportunities Fund Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
THR	Thermon Group Holdings, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
THRM	Gentherm Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
THRY	Thryv Holdings Inc COM NEW	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
THS	TreeHouse Foods, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
THTX	Theratechnologies Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
THW	abrdn World Healthcare Fund Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
THY	Northern Lights Fund Trust Toews Agility Shares Dynamic Tactical Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TIGO	Millicom International Cellular SA COM USD2	CommonStock	PEARL Equities Exchange	Equity
TIGR	UP Fintech Holding Ltd ADR	CommonStock	PEARL Equities Exchange	Equity
TILE	Interface Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
TILT	FlexShares Morningstar US Market Factors Tilt Index Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TIMB	TIM S.A. American Depositary Shares, as evidenced by American Depositary Receipts, each representing five Common Shares	AdrCommon	PEARL Equities Exchange	Equity
TIP	iShares Trust iShares TIPS Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TIPT	Tiptree Inc COM	CommonStock	PEARL Equities Exchange	Equity
TIPZ	PIMCO ETF Trust PIMCO Broad U.S. TIPS Index Exchange-Traded Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
TISI	Team, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
TITN	Titan Machinery Inc COM USD.00001	CommonStock	PEARL Equities Exchange	Equity
TJX	The TJX Companies, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
TK	Teekay Corporation Ltd. Common Stock	CommonStock	PEARL Equities Exchange	Equity
TKC	Turkcell Iletisim Hizmetleri A.S. American Depositary Shares (Each representing 2 1/2 Tradable Shares)	AdrCommon	PEARL Equities Exchange	Equity
TKR	The Timken Company Common Stock	CommonStock	PEARL Equities Exchange	Equity
TLH	iShares Trust iShares 10-20 Year Treasury Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TLK	Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia American Depositary Shares (Each representing 100 Series B Shares)	AdrCommon	PEARL Equities Exchange	Equity
TLRY	Tilray Brands Inc COM	CommonStock	PEARL Equities Exchange	Equity
TLSA	Tiziana Life Sciences Ltd COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
TLT	iShares Trust iShares 20 Year Treasury Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TLTD	FlexShares Trust FlexShares Morningstar Developed Markets ex-US Factor Tilt Index Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
TLTE	FlexShares Trust FlexShares Morningstar Emerging Markets Factor Tilt Index Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
TLYS	Tilly's, Inc. Class A Common Stock, $0.001 par value per share	CommonStock	PEARL Equities Exchange	Equity
TM	Toyota Motor Corporation American Depositary Shares (Each representing ten Ordinary Shares)	AdrCommon	PEARL Equities Exchange	Equity
TMDV	ProShares Russell US Dividend Growers ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TMDX	TransMedics Group Inc COM	CommonStock	PEARL Equities Exchange	Equity
TME	Tencent Music Entertainment Group American Depositary Shares Representing two Class A ordinary shares	AdrCommon	PEARL Equities Exchange	Equity
TMF	Direxion Shares ETF Trust Direxion Daily 20+ Year Treasury Bull 3X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
TMFC	Motley Fool 100 Index ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TMHC	Taylor Morrison Home Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
TMO	Thermo Fisher Scientific Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
TMP	Tompkins Financial Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
TMQ	Trilogy Metals Inc Common Shares	CommonStock	PEARL Equities Exchange	Equity
TMUS	T-Mobile US Inc COM	CommonStock	PEARL Equities Exchange	Equity
TMV	Direxion Shares ETF Trust Direxion Daily 20+ Year Treasury Bear 3X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
TNA	Direxion Shares ETF Trust Direxion Daily Small Cap Bull 3X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
TNC	Tennant Company Common Stock	CommonStock	PEARL Equities Exchange	Equity
TNDM	Tandem Diabetes Care Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
TNET	TriNet Group, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
TNK	Teekay Tankers Ltd. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
TOK	iShares Trust iShares MSCI Kokusai ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TOKE	Cambria Cannabis ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TOL	Toll Brothers, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
TOLZ	ProShares Trust ProShares DJ Brookfield Global Infrastructure ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TOMZ	TOMI Environmental Solutions Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
TOPS	TOP Ships Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
TOTL	SSGA Active Trust SPDR DoubleLine Total Return Tactical ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TOUR	Tuniu Corp ADR	AdrCommon	PEARL Equities Exchange	Equity
TOWN	TowneBank COM	CommonStock	PEARL Equities Exchange	Equity
TPB	Turning Point Brands, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
TPC	Tutor Perini Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
TPH	Tri Pointe Homes, Inc. Common Stock, $0.01 par value	CommonStock	PEARL Equities Exchange	Equity
TPHD	Timothy Plan Timothy Plan High Dividend Stock ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TPIC	TPI Composites Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
TPIF	Timothy Plan Timothy Plan International ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TPL	Texas Pacific Land Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
TPLC	Timothy Plan Timothy Plan US Large/Mid Cap Core ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TPOR	Direxion Shares ETF Trust Direxion Daily Transportation Bull 3X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
TPR	Tapestry, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
TPSC	Timothy Plan Timothy Plan US Small Cap Core ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TPVG	TriplePoint Venture Growth BDC Corp. Common Stock, $0.01 par value	CommonStock	PEARL Equities Exchange	Equity
TPYP	Tortoise Capital Series Trust Tortoise North American Pipeline Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
TPZ	Tortoise Capital Series Trust Tortoise Essential Energy Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
TpA	AT&T Inc. Depositary Shares, each representing a 1/1,000th interest in a share of 5.000% Perpetual Preferred Stock, Series A	PreferredStock	PEARL Equities Exchange	Equity
TpC	AT&T Inc. Depositary Shares, each representing a 1/1,000th interest in a share of 4.750% Perpetual Preferred Stock, Series C	PreferredStock	PEARL Equities Exchange	Equity
TQQQ	ProShares UltraPro QQQ ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TR	Tootsie Roll Industries, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
TRC	Tejon Ranch Co. Common Stock	CommonStock	PEARL Equities Exchange	Equity
TREE	LendingTree Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
TREX	Trex Company, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
TRGP	Targa Resources Corp. Common Stock	CommonStock	PEARL Equities Exchange	Equity
TRI	Thomson Reuters Corp COM NPV	CommonStock	PEARL Equities Exchange	Equity
TRIB	Trinity Biotech PLC SPON ADR	AdrCommon	PEARL Equities Exchange	Equity
TRMB	Trimble Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
TRMD	Torm PLC COM CL A	CommonStock	PEARL Equities Exchange	Equity
TRMK	Trustmark Corp COM NPV	CommonStock	PEARL Equities Exchange	Equity
TRN	Trinity Industries, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
TRND	Pacer Funds Trust Pacer Trendpilot Fund of Funds ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TRNO	Terreno Realty Corp Common Stock, $0.01 par value per share	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	**Security Name**	**Security Class**	**Listed Exchange**	**Instrument Type**
TRNS	Transcat Inc COM USD.5	CommonStock	PEARL Equities Exchange	Equity
TROW	T. Rowe Price Group Inc COM USD.2	CommonStock	PEARL Equities Exchange	Equity
TROX	Tronox Holdings plc Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
TRP	TC Energy Corporation Common Shares	CommonStock	PEARL Equities Exchange	Equity
TRS	TriMas Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
TRST	TrustCo Bank Corp NY COM NPV	CommonStock	PEARL Equities Exchange	Equity
TRT	Trio-Tech International Common Stock	CommonStock	PEARL Equities Exchange	Equity
TRTNpA	Triton International Limited 8.50% Series A Cumulative Redeemable Perpetual Preference Shares	PreferredStock	PEARL Equities Exchange	Equity
TRTNpB	Triton International Limited 8.00% Series B Cumulative Redeemable Perpetual Preference Shares	PreferredStock	PEARL Equities Exchange	Equity
TRTNpC	Triton International Limited 7.375% Series C Cumulative Redeemable Perpetual Preference Shares	PreferredStock	PEARL Equities Exchange	Equity
TRTNpD	Triton International Limited 6.875% Series D Cumulative Redeemable Perpetual Preference Shares	PreferredStock	PEARL Equities Exchange	Equity
TRTX	TPG RE Finance Trust, Inc. Common Stock, $0.001 par value per share	CommonStock	PEARL Equities Exchange	Equity
TRTY	Cambria Trinity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TRU	TransUnion Common Stock	CommonStock	PEARL Equities Exchange	Equity
TRUE	TrueCar Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
TRUP	Trupanion Inc COM USD.00001	CommonStock	PEARL Equities Exchange	Equity
TRVG	trivago N.V. ADR	AdrCommon	PEARL Equities Exchange	Equity
TRVI	Trevi Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
TRX	TRX Gold Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
TS	Tenaris S.A. American Depositary Shares (Each representing Two Ordinary Shares)	AdrCommon	PEARL Equities Exchange	Equity
TSBK	Timberland Bancorp Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
TSCO	Tractor Supply Co COM USD.008	CommonStock	PEARL Equities Exchange	Equity
TSE	Trinseo PLC Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
TSEM	Tower Semiconductor Ltd ORD NIS1	CommonStock	PEARL Equities Exchange	Equity
TSHA	Taysha Gene Therapies Inc COM USD0.00001	CommonStock	PEARL Equities Exchange	Equity
TSI	TCW Strategic Income Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
TSLA	Tesla Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
TSLX	Sixth Street Specialty Lending, Inc. Common Stock, $0.01 par value	CommonStock	PEARL Equities Exchange	Equity
TSM	Taiwan Semiconductor Manufacturing Company Ltd. American Depositary Shares (Each representing five Common Shares)	AdrCommon	PEARL Equities Exchange	Equity
TSN	Tyson Foods, Inc. Class A Common Shares	CommonStock	PEARL Equities Exchange	Equity
TSQ	Townsquare Media, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
TT	Trane Technologies plc Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
TTC	The Toro Company Common Shares	CommonStock	PEARL Equities Exchange	Equity
TTD	Trade Desk Inc (The) CL A COM USD.000001	CommonStock	PEARL Equities Exchange	Equity
TTEC	TTEC Holdings Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
TTEK	Tetra Tech Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
TTGT	TechTarget Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
TTI	Tetra Technologies, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
TTMI	TTM Technologies Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
TTNP	Titan Pharmaceuticals Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
TTT	ProShares Trust ProShares UltraPro Short 20+ Year Treasury	ExchangeTradedFund	PEARL Equities Exchange	Equity
TTWO	Take-Two Interactive Software Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
TU	Telus Corporation Common Shares	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
TUR	iShares MSCI Turkey ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
TURN	180 Degree Capital Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
TUSK	Mammoth Energy Services Inc COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
TV	Grupo Televisa, S.A.B. Global Depositary Shares (Each representing Five Ordinary Participation Certificates)	AdrCommon	PEARL Equities Exchange	Equity
TVC	Tennessee Valley Authority Power Bonds 1998 Series D due June 1, 2028	StructuredProduct	PEARL Equities Exchange	Equity
TVE	Tennessee Valley Authority Power Bonds 1999 Series A due May 1, 2029 (Putable Automatic Rate Reset Securities)	StructuredProduct	PEARL Equities Exchange	Equity
TW	Tradeweb Markets Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
TWI	Titan International, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
TWIN	Twin Disc Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
TWLO	Twilio Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
TWM	ProShares Trust ProShares UltraShort Russell2000	ExchangeTradedFund	PEARL Equities Exchange	Equity
TWN	The Taiwan Fund, Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
TWO	Two Harbors Investment Corp. Common Stock	CommonStock	PEARL Equities Exchange	Equity
TWOpA	Two Harbors Investment Corp. 8.125% Series A Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock ($25.00 liquidation preference per share)	PreferredStock	PEARL Equities Exchange	Equity
TWOpB	Two Harbors Investment Corp. 7.625% Series B Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
TWOpC	Two Harbors Investment Corp. 7.25% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
TWST	Twist Bioscience Corp COM	CommonStock	PEARL Equities Exchange	Equity
TX	Ternium S.A. American Depositary Shares, (Each representing ten shares)	AdrCommon	PEARL Equities Exchange	Equity
TXG	10x Genomics Inc COM CL A USD0.00001	CommonStock	PEARL Equities Exchange	Equity
TXMD	TherapeuticsMD Inc COM	CommonStock	PEARL Equities Exchange	Equity
TXN	Texas Instruments Inc COM USD1	CommonStock	PEARL Equities Exchange	Equity
TXRH	Texas Roadhouse Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
TXT	Textron Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
TY	Tri-Continental Corporation Common Stock	Fund	PEARL Equities Exchange	Equity
TYD	Direxion Shares ETF Trust Direxion Daily 7-10 Year Treasury Bull 3X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
TYG	Tortoise Energy Infrastructure Corporation Common Stock	Fund	PEARL Equities Exchange	Equity
TYL	Tyler Technologies, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
TYO	Direxion Shares ETF Trust Direxion Daily 7-10 Year Treasury Bear 3X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
TYp	Tri-Continental Corporation $2.50 Cumulative Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
TZA	Direxion Shares ETF Trust Direxion Daily Small Cap Bear 3X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
TZOO	Travelzoo COM USD.01	CommonStock	PEARL Equities Exchange	Equity
U	Unity Software Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
UA	Under Armour, Inc. Class C Common Stock, $0.0003 1/3 par value per share	CommonStock	PEARL Equities Exchange	Equity
UAA	Under Armour, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
UAE	iShares MSCI UAE ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
UAL	United Airlines Holdings Inc COM NEW	CommonStock	PEARL Equities Exchange	Equity
UAMY	United States Antimony Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
UAN	CVR Partners, LP Common Units representing limited partner interests	CommonStock	PEARL Equities Exchange	Equity
UAPR	Innovator U.S. Equity Ultra Buffer ETF - April ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
UAUG	Innovator U.S. Equity Ultra Buffer ETF - August ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
UAVS	AgEagle Aerial Systems Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
UBCP	United Bancorp Inc COM USD1	CommonStock	PEARL Equities Exchange	Equity
UBFO	United Security Bancshares COM NPV	CommonStock	PEARL Equities Exchange	Equity
UBOT	Direxion Shares ETF Trust Direxion Daily Robotics, Artificial Intelligence & Automation Index Bull 2X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
UBR	ProShares Trust ProShares Ultra MSCI Brazil Capped	ExchangeTradedFund	PEARL Equities Exchange	Equity
UBS	UBS Group AG Registered shares	CommonStock	PEARL Equities Exchange	Equity
UBSI	United Bankshares Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
UBT	ProShares Trust ProShares Ultra 20+ Year Treasury	ExchangeTradedFund	PEARL Equities Exchange	Equity
UBX	Unity Biotechnology Inc COM	CommonStock	PEARL Equities Exchange	Equity
UCC	ProShares Trust ProShares Ultra Consumer Discretionary	ExchangeTradedFund	PEARL Equities Exchange	Equity
UCIB	UBS AG ETRACS UBS Bloomberg Constant Maturity Commodity Index (CMCI) Total Return ETN Series B due April 5, 2038	ExchangeTradedNote	PEARL Equities Exchange	Equity
UCL	uCloudlink Group Inc ADR	AdrCommon	PEARL Equities Exchange	Equity
UCO	ProShares Trust II ProShares Ultra Bloomberg Crude Oil	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
UCON	First Trust Exchange-Traded Fund VIII First Trust Smith Unconstrained Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
UCTT	Ultra Clean Holdings Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
UDEC	Innovator U.S. Equity Ultra Buffer ETF - December ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
UDN	Invesco DB US Dollar Index Trust Invesco DB US Dollar Index Bearish Fund	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
UDOW	ProShares Trust ProShares UltraPro Dow30	ExchangeTradedFund	PEARL Equities Exchange	Equity
UDR	UDR Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
UE	Urban Edge Properties Common Shares	CommonStock	PEARL Equities Exchange	Equity
UEC	Uranium Energy Corp Common stock	CommonStock	PEARL Equities Exchange	Equity
UEIC	Universal Electronics Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
UEVM	VictoryShares Emerging Markets Value Momentum ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
UFCS	United Fire Group Inc COM USD.3333	CommonStock	PEARL Equities Exchange	Equity
UFEB	Innovator U.S. Equity Ultra Buffer ETF - February ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
UFI	Unifi, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
UFO	Procure ETF Trust II - Procure Space ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
UFPI	UFP Industries Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
UFPT	UFP Technologies Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
UG	United-Guardian Inc. COM USD.1	CommonStock	PEARL Equities Exchange	Equity
UGA	United States Gasoline Fund, LP United States Gasoline Fund, LP	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
UGE	ProShares Trust ProShares Ultra Consumer Staples	ExchangeTradedFund	PEARL Equities Exchange	Equity
UGI	UGI Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
UGL	ProShares Trust II ProShares Ultra Gold	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
UGP	Ultrapar Participacoes S.A. American Depositary Shares (Each representing one Common Share)	AdrCommon	PEARL Equities Exchange	Equity
UHAL	U-Haul Holding Company Common Stock	CommonStock	PEARL Equities Exchange	Equity
UHS	Universal Health Services, Inc. Class B Common Stock	CommonStock	PEARL Equities Exchange	Equity
UHT	Universal Health Realty Income Trust Shares of Beneficial Interest	CommonStock	PEARL Equities Exchange	Equity
UI	Ubiquiti Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
UIS	Unisys Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
UITB	VictoryShares Core Intermediate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
UIVM	VictoryShares International Value Momentum ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
UJAN	Innovator U.S. Equity Ultra Buffer ETF - January ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
UJB	ProShares Trust ProShares Ultra High Yield	ExchangeTradedFund	PEARL Equities Exchange	Equity
UJUL	Innovator U.S. Equity Ultra Buffer ETF - July ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
UJUN	Innovator U.S. Equity Ultra Buffer ETF - June ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
UL	Unilever PLC American Depositary Shares (each representing One Ordinary Share)	AdrCommon	PEARL Equities Exchange	Equity
ULBI	Ultralife Corp COM USD.1	CommonStock	PEARL Equities Exchange	Equity
ULE	ProShares Trust II ProShares Ultra Euro	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
ULH	Universal Logistics Holdings Inc COM	CommonStock	PEARL Equities Exchange	Equity
ULST	SSGA Active Trust SPDR SSgA Ultra Short Term Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
ULTA	Ulta Beauty Inc COM USD.0158	CommonStock	PEARL Equities Exchange	Equity
ULVM	VictoryShares US Value Momentum ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
UMAR	Innovator US Equity Ultra Buffer ETF - March ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
UMAY	Innovator U.S. Equity Ultra Buffer ETF - May ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
UMBF	UMB Financial Corp COM USD12.5	CommonStock	PEARL Equities Exchange	Equity
UMC	United Microelectronics Corporation American Depositary Shares (Each representing five Common Shares)	AdrCommon	PEARL Equities Exchange	Equity
UMDD	ProShares Trust ProShares UltraPro MidCap400	ExchangeTradedFund	PEARL Equities Exchange	Equity
UMH	UMH Properties, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
UMHpD	UMH Properties, Inc. 6.375% Series D Cumulative Redeemable Preferred Stock, Liquidation Preference $25 per share	PreferredStock	PEARL Equities Exchange	Equity
UNB	Union Bankshares Inc COM USD2.0	CommonStock	PEARL Equities Exchange	Equity
UNF	UniFirst Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
UNFI	United Natural Foods, Inc. Common Stock, $0.01 par value per share	CommonStock	PEARL Equities Exchange	Equity
UNG	United States Natural Gas Fund, LP United States Natural Gas Fund, LP	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
UNH	UnitedHealth Group Incorporated Common Stock	CommonStock	PEARL Equities Exchange	Equity
UNIT	Uniti Group Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
UNL	United States 12 Month Natural Gas Fund, LP United States 12 Month Natural Gas Fund, LP	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
UNM	Unum Group Common Stock	CommonStock	PEARL Equities Exchange	Equity
UNMA	Unum Group 6.250% Junior Subordinated Notes due 2058	StructuredProduct	PEARL Equities Exchange	Equity
UNOV	Innovator U.S. Equity Ultra Buffer ETF - November ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
UNP	Union Pacific Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
UNTY	Unity Bancorp Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
UOCT	Innovator U.S. Equity Ultra Buffer ETF - October ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
UONE	Urban One Inc CL A COM USD.001	CommonStock	PEARL Equities Exchange	Equity
UONEK	Urban One Inc CL D NON VTG	CommonStock	PEARL Equities Exchange	Equity
UPLD	Upland Software Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
UPRO	ProShares Trust ProShares UltraPro S&P500	ExchangeTradedFund	PEARL Equities Exchange	Equity
UPS	United Parcel Service, Inc. Class B Common Stock	CommonStock	PEARL Equities Exchange	Equity
UPV	ProShares Trust ProShares Ultra FTSE Europe	ExchangeTradedFund	PEARL Equities Exchange	Equity
UPW	ProShares Trust ProShares Ultra Utilities	ExchangeTradedFund	PEARL Equities Exchange	Equity
UPWK	Upwork Inc COM	CommonStock	PEARL Equities Exchange	Equity
URA	Global X Funds Global X Uranium ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
URBN	Urban Outfitters Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
URE	ProShares Trust ProShares Ultra Real Estate	ExchangeTradedFund	PEARL Equities Exchange	Equity
URG	Ur-Energy Inc Common Shares	CommonStock	PEARL Equities Exchange	Equity
URGN	UroGen Pharma Ltd COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
URI	United Rentals, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
URNM	Sprott Funds Trust Sprott Uranium Miners ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
URTH	iShares Inc. iShares MSCI World ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
URTY	ProShares Trust ProShares UltraPro Russell2000	ExchangeTradedFund	PEARL Equities Exchange	Equity
USA	Liberty All-Star Equity Fund Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
USAC	USA Compression Partners, LP Common units representing limited partner interests	CommonStock	PEARL Equities Exchange	Equity
USAI	Pacer Funds Trust Pacer American Energy Independence ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
USAS	Americas Gold and Silver Corporation Common Shares no par value	CommonStock	PEARL Equities Exchange	Equity
USAU	U.S. Gold Corp COM USD1	CommonStock	PEARL Equities Exchange	Equity
USB	U.S. Bancorp Common Stock	CommonStock	PEARL Equities Exchange	Equity
USBpA	U.S. Bancorp Depositary Shares (each representing a 1/100th interest in a share of Series A Non-Cumulative Preferred Stock, $100,000 liquidation preference per share)	PreferredStock	PEARL Equities Exchange	Equity
USBpH	U.S. Bancorp Depositary Shares (Each representing 1/1,000 Interest in a share of Series B Non-Cumulative Perpetual Preferred Stock)	PreferredStock	PEARL Equities Exchange	Equity
USBpP	U.S. Bancorp Depositary shares, each representing a 1/1000th interest in a share of Series K Non-Cumulative Perpetual Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
USCI	United States Commodity Index Funds Trust United States Commodity Index Fund	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
USD	ProShares Trust ProShares Ultra Semiconductors	ExchangeTradedFund	PEARL Equities Exchange	Equity
USDU	WisdomTree Trust WisdomTree Bloomberg U.S. Dollar Bullish Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
USEG	US Energy Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
USEP	Innovator U.S. Equity Ultra Buffer ETF - September ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
USFD	US Foods Holding Corp. Common Stock	CommonStock	PEARL Equities Exchange	Equity
USFR	WisdomTree Trust WisdomTree Floating Rate Treasury Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
USHY	iShares Broad USD High Yield Corporate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
USIG	iShares Broad USD Investment Grade Corporate Bond ETF CREDIT BOND	ExchangeTradedFund	PEARL Equities Exchange	Equity
USIO	Usio Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
USLM	United States Lime & Minerals Inc COM USD.1	CommonStock	PEARL Equities Exchange	Equity
USM	United States Cellular Corporation Common Shares	CommonStock	PEARL Equities Exchange	Equity
USMC	Principal U.S. Mega-Cap ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
USMF	WisdomTree US Multifactor Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
USMV	iShares MSCI USA Min Vol Factor ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
USNA	USANA Health Sciences, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
USO	United States Oil Fund, LP Shares of United States Oil Fund, LP	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
USOI	UBS AG ETRACS Crude Oil Shares Covered Call ETNs due April 24 2037 ETN	ExchangeTradedFund	PEARL Equities Exchange	Equity
USPH	U.S. Physical Therapy, Inc Common Stock	CommonStock	PEARL Equities Exchange	Equity
USRT	iShares Trust iShares Core U.S. REIT ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
USSG	DBX ETF Trust Xtrackers MSCI USA Selection Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
UST	ProShares Trust ProShares Ultra 7-10 Year Treasury	ExchangeTradedFund	PEARL Equities Exchange	Equity
USTB	VictoryShares Short-Term Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
USVM	VictoryShares US Small Mid Cap Value Momentum ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
USXF	iShares ESG Advanced MSCI USA ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
UTES	ETFis Series Trust I Virtus Reaves Utilities ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
UTF	Cohen & Steers Infrastructure Fund, Inc. Common Shares, $0.001 par value	Fund	PEARL Equities Exchange	Equity
UTG	Reaves Utility Income Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
UTHR	United Therapeutics Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
UTI	Universal Technical Institute, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
UTL	Unitil Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
UTMD	Utah Medical Products Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
UTSI	UTStarcom Holdings Corp COM USD.00125	CommonStock	PEARL Equities Exchange	Equity
UTSL	Direxion Shares ETF Trust Direxion Daily Utilities Bull 3X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
UTZ	Utz Brands, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
UUP	Invesco DB US Dollar Index Trust Invesco DB US Dollar Index Bullish Fund	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
UUU	Universal Security Instruments, Inc Common Stock	CommonStock	PEARL Equities Exchange	Equity
UUUU	Energy Fuels Inc. Common Shares	CommonStock	PEARL Equities Exchange	Equity
UVE	Universal Insurance Holdings, Inc. Common Stock, $.01 Par Value	CommonStock	PEARL Equities Exchange	Equity
UVSP	Univest Financial Corp COM USD5.0	CommonStock	PEARL Equities Exchange	Equity
UVV	Universal Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
UVXY	ProShares Ultra VIX Short-Term Futures ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
UWM	ProShares Trust ProShares Ultra Russell 2000	ExchangeTradedFund	PEARL Equities Exchange	Equity
UXI	ProShares Trust ProShares Ultra Industrials	ExchangeTradedFund	PEARL Equities Exchange	Equity
UXIN	Uxin Limited ADR	AdrCommon	PEARL Equities Exchange	Equity
UYG	ProShares Trust ProShares Ultra Financials	ExchangeTradedFund	PEARL Equities Exchange	Equity
UYM	ProShares Trust ProShares Ultra Materials	ExchangeTradedFund	PEARL Equities Exchange	Equity
UZD	United States Cellular Corporation 6.250% Senior Notes due 2069	StructuredProduct	PEARL Equities Exchange	Equity
VAC	Marriott Vacations Worldwide Corporation Common Stock par value $0.01 per share	CommonStock	PEARL Equities Exchange	Equity
VALE	Vale S.A. American Depositary Shares (Each representing one Common Share)	AdrCommon	PEARL Equities Exchange	Equity
VALQ	American Century ETF Trust American Century U.S. Quality Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VALU	Value Line Inc COM USD.1	CommonStock	PEARL Equities Exchange	Equity
VAMO	Cambria Value and Momentum ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VAW	Vanguard World Funds Vanguard Materials ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VB	Vanguard Index Funds Vanguard Small-Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VBF	Invesco Bond Fund Common Stock	Fund	PEARL Equities Exchange	Equity
VBK	Vanguard Index Funds Vanguard Small-Cap Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VBND	ETF Series Solutions Vident U.S. Bond Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VBR	Vanguard Index Funds Vanguard Small-Cap Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VBTX	Veritex Holdings Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
VC	Visteon Corp. COM NEW	CommonStock	PEARL Equities Exchange	Equity
VCEB	Vanguard ESG U.S. Corporate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VCEL	Vericel Corp COM NPV	CommonStock	PEARL Equities Exchange	Equity
VCIT	Vanguard Intermediate-Term Corporate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VCLT	Vanguard Long-Term Corporate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VCR	Vanguard World Funds Vanguard Consumer Discretionary ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VCSH	Vanguard Short-Term Corporate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VCTR	Victory Capital Holdings Inc COM	CommonStock	PEARL Equities Exchange	Equity
VCV	Invesco California Value Municipal Income Trust Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
VCYT	Veracyte Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
VDC	Vanguard World Funds Vanguard Consumer Staples ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VDE	Vanguard World Funds Vanguard Energy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
VEA	Vanguard Tax-Managed Funds Vanguard FTSE Developed Markets ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VECO	Veeco Instruments Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
VEEV	Veeva Systems Inc. Class A common stock, par value $0.00001 per share	CommonStock	PEARL Equities Exchange	Equity
VEGA	AdvisorShares Trust AdvisorShares STAR Global Buy-Write ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VEGI	iShares Inc. iShares MSCI Agriculture Producers ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VEGN	US Vegan Climate ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VEL	Velocity Financial, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
VEON	VEON Ltd ADR	AdrCommon	PEARL Equities Exchange	Equity
VERB	Verb Technology Co Inc COM	CommonStock	PEARL Equities Exchange	Equity
VERI	Veritone Inc COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
VERO	Venus Concept Inc COM	CommonStock	PEARL Equities Exchange	Equity
VERU	Veru Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
VERX	Vertex Inc COM CL A USD0.001	CommonStock	PEARL Equities Exchange	Equity
VET	Vermilion Energy Common Shares, no par value (together with associated common share purchase rights)	CommonStock	PEARL Equities Exchange	Equity
VEU	Vanguard International Equity Index Funds Vanguard FTSE All-World ex-US ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VFC	VF Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
VFF	Village Farms International Inc COM	CommonStock	PEARL Equities Exchange	Equity
VFH	Vanguard World Funds Vanguard Financials ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VFL	abrdn National Municipal Income Fund Common Stock	Fund	PEARL Equities Exchange	Equity
VFMF	Vanguard U.S. Multifactor ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VFMO	Vanguard U.S. Momentum Factor ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VFMV	Vanguard U.S. Minimum Volatility ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VFQY	Vanguard U.S. Quality Factor ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VFVA	Vanguard U.S. Value Factor ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VGI	Virtus Global Multi-Sector Income Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
VGIT	Vanguard Intermediate-Term Treasury ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VGK	Vanguard International Equity Index Funds Vanguard FTSE Europe ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VGLT	Vanguard Long-Term Treasury ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VGM	Invesco Trust for Investment Grade Municipals Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
VGSH	Vanguard Short Term Government Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VGT	Vanguard World Funds Vanguard Information Technology ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VGZ	Vista Gold Corp. Common Stock	CommonStock	PEARL Equities Exchange	Equity
VHC	VirnetX Holding Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
VHI	Valhi, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
VHT	Vanguard World Funds Vanguard Health Care ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VIAV	Viavi Solutions Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
VICI	VICI Properties Inc. Common Stock, $0.01 par value	CommonStock	PEARL Equities Exchange	Equity
VICR	Vicor Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
VIDI	ETF Series Solutions Vident International Equity Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VIG	Vanguard Specialized Funds Vanguard Dividend Appreciation ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VIGI	Vanguard International Dividend Appreciation ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VIOG	Vanguard Admiral Funds Vanguard S&P Small-Cap 600 Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
VIOO	Vanguard Admiral Funds Vanguard S&P Small-Cap 600 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VIOT	Viomi Technology Co Ltd SPON ADS	AdrCommon	PEARL Equities Exchange	Equity
VIOV	Vanguard Admiral Funds Vanguard S&P Small-Cap 600 Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VIPS	Vipshop Holdings Limited American Depositary Shares, each representing 0.20 of an ordinary share	AdrCommon	PEARL Equities Exchange	Equity
VIR	Vir Biotechnology Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
VIRC	Virco Mfg. Corp COM USD.5	CommonStock	PEARL Equities Exchange	Equity
VIRT	Virtu Financial Inc Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
VIS	Vanguard World Funds Vanguard Industrials ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VIST	Vista Energy S.A.B. de C.V. American Depositary Shares, each representing one series A share, with no par value	AdrCommon	PEARL Equities Exchange	Equity
VITL	Vital Farms Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
VIXM	ProShares VIX Mid-Term Futures ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VIXY	ProShares VIX Short-Term Futures ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VKQ	Invesco Municipal Trust Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
VKTX	Viking Therapeutics Inc COM USD.00001	CommonStock	PEARL Equities Exchange	Equity
VLGEA	Village Super Market Inc CL A COM NPV	CommonStock	PEARL Equities Exchange	Equity
VLO	Valero Energy Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
VLRS	Controladora Vuela Compañia de Aviación, S.A. de C.V. American Depositary Shares, each representing ten (10) Ordinary Participation Certificates, each CPO representing the economic interest in one (1) share of Series A Common Stock	AdrCommon	PEARL Equities Exchange	Equity
VLT	Invesco High Income Trust II Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
VLU	SPDR Series Trust SPDR S&P 1500 Value Tilt ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VLUE	iShares MSCI USA Value Factor ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VLY	Valley National Bancorp COM USD2.5	CommonStock	PEARL Equities Exchange	Equity
VLYPO	Valley National Bancorp PFD SER B	PreferredStock	PEARL Equities Exchange	Equity
VLYPP	Valley National Bancorp PERP PFD SER A	PreferredStock	PEARL Equities Exchange	Equity
VMBS	Vanguard Mortgage-Backed Securities ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VMC	Vulcan Materials Company Common Stock, $1 Par Value	CommonStock	PEARL Equities Exchange	Equity
VMD	Viemed Healthcare Inc COM	CommonStock	PEARL Equities Exchange	Equity
VMI	Valmont Industries, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
VMO	Invesco Municipal Opportunity Trust Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
VNCE	Vince Holding Corp. Common Stock	CommonStock	PEARL Equities Exchange	Equity
VNDA	Vanda Pharmaceuticals Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
VNET	VNET Group Inc ADR	AdrCommon	PEARL Equities Exchange	Equity
VNLA	Janus Detroit Street Trust Janus Henderson Short Duration Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VNO	Vornado Realty Trust Common Shares of Beneficial Interest	CommonStock	PEARL Equities Exchange	Equity
VNOM	Viper Energy Inc CL A COM USD0.000001	CommonStock	PEARL Equities Exchange	Equity
VNOpL	Vornado Realty Trust 5.40% Series L Cumulative Redeemable Preferred Shares	PreferredStock	PEARL Equities Exchange	Equity
VNOpM	Vornado Realty Trust 5.25% Series M Cumulative Redeemable Preferred Shares of Beneficial Interest	PreferredStock	PEARL Equities Exchange	Equity
VNQ	Vanguard Specialized Funds Vanguard Real Estate ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VNQI	Vanguard Global ex-U.S. Real Estate ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VNRX	VolitionRx Limited Common Stock par value $0.001 per share	CommonStock	PEARL Equities Exchange	Equity
VNSE	Natixis ETF Trust II Natixis Vaughan Nelson Select ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
VNT	Vontier Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
VO	Vanguard Index Funds Vanguard Mid-Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VOC	VOC Energy Trust Common Stock	CommonStock	PEARL Equities Exchange	Equity
VOD	Vodafone Group Public Limited Company SPON ADR	AdrCommon	PEARL Equities Exchange	Equity
VOE	Vanguard Index Funds Vanguard Mid-Cap Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VONE	Vanguard Russell 1000 ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VONG	Vanguard Russell 1000 Growth ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VONV	Vanguard Russell 1000 Value ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VOO	Vanguard Index Funds Vanguard S&P 500 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VOOV	Vanguard Admiral Funds Vanguard S&P 500 Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VOT	Vanguard Index Funds Vanguard Mid-Cap Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VOX	Vanguard World Funds Vanguard Communication Services ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VOYA	Voya Financial, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
VOYApB	Voya Financial, Inc. Depositary Shares, each representing a 1/40th interest in a share of 5.35% Fixed-Rate Reset Non-Cumulative Preferred Stock, Series B	PreferredStock	PEARL Equities Exchange	Equity
VPC	ETFis Series Trust I Virtus Private Credit Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VPG	Vishay Precision Group, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
VPL	Vanguard International Equity Index Funds Vanguard FTSE Pacific ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VPU	Vanguard World Funds Vanguard Utilities ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VPV	Invesco Pennsylvania Value Municipal Income Trust Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
VRA	Vera Bradley Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
VRAI	ETFis Series Trust I Virtus Real Asset Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VRCA	Verrica Pharmaceuticals Inc COM	CommonStock	PEARL Equities Exchange	Equity
VREX	Varex Imaging Corp COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
VRIG	Invesco Variable Rate Investment Grade ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VRME	VerifyMe Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
VRNA	Verona Pharma PLC ADR	AdrCommon	PEARL Equities Exchange	Equity
VRNS	Varonis Systems Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
VRNT	Verint Systems Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
VRP	Invesco Exchange-Traded Fund Trust II Invesco Variable Rate Preferred ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VRRM	Verra Mobility Corp COM	CommonStock	PEARL Equities Exchange	Equity
VRSK	Verisk Analytics Inc CL A COM USD.001	CommonStock	PEARL Equities Exchange	Equity
VRSN	VeriSign Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
VRT	Vertiv Holdings Co Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
VRTS	Virtus Investment Partners, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
VRTX	Vertex Pharmaceuticals Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
VSAT	ViaSat Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
VSDA	VictoryShares Dividend Accelerator ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VSEC	VSE Corp COM USD.05	CommonStock	PEARL Equities Exchange	Equity
VSGX	Vanguard World Fund - Vanguard ESG International Stock ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VSH	Vishay Intertechnology, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
VSMV	VictoryShares US Multi-Factor Minimum Volatility ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VSS	Vanguard International Equity Index Funds Vanguard FTSE All-World ex-US Small-Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VST	Vistra Corp. Common Stock	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	**Security Name**	**Security Class**	**Listed Exchange**	**Instrument Type**
VSTA	Vasta Platform Ltd COM CL A USD0.00005	CommonStock	PEARL Equities Exchange	Equity
VSTM	Verastem Inc COM USD.0001	CommonStock	PEARL Equities Exchange	Equity
VT	Vanguard International Equity Index Funds Vanguard Total World Stock ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VTC	Vanguard Scottsdale Funds - Vanguard Total Corporate Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VTEB	Vanguard Municipal Bond Funds Vanguard Tax-Exempt Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VTGN	Vistagen Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
VTHR	Vanguard Russell 3000 ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VTI	Vanguard Index Funds Vanguard Total Stock Market ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VTIP	Vanguard Short-Term Inflation-Protected Securities Index Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VTN	Invesco Trust For Investment Grade New York Municipals Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
VTOL	Bristow Group Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
VTR	Ventas, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
VTSI	VirTra Inc COM USD.005	CommonStock	PEARL Equities Exchange	Equity
VTV	Vanguard Index Funds Vanguard Value ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VTVT	vTv Therapeutics Inc CL A COM USD.01	CommonStock	PEARL Equities Exchange	Equity
VTWG	Vanguard Russell 2000 Growth ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VTWO	Vanguard Russell 2000 ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VTWV	Vanguard Russell 2000 Value ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VUG	Vanguard Index Funds Vanguard Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VUSE	ETF Series Solutions Vident U.S. Equity Strategy ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VUZI	Vuzix Corp COM NPV	CommonStock	PEARL Equities Exchange	Equity
VV	Vanguard Index Funds Vanguard Large-Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VVPR	VivoPower International PLC ORD USD0.12	CommonStock	PEARL Equities Exchange	Equity
VVR	Invesco Senior Income Trust Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
VVV	Valvoline Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
VWID	Virtus WMC International Dividend ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VWO	Vanguard International Equity Index Funds Vanguard FTSE Emerging Markets ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VWOB	Vanguard Emerging Markets Government Bond ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VXF	Vanguard Index Funds Vanguard Extended Market ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VXRT	Vaxart Inc COM USD.1	CommonStock	PEARL Equities Exchange	Equity
VXUS	Vanguard Total International Stock ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VXX	iPath Series B S&P 500 VIX Short-Term Futures ETN ETN	ExchangeTradedFund	PEARL Equities Exchange	Equity
VXZ	iPath Series B S&P 500 VIX Mid-Term Futures ETN ETN	ExchangeTradedFund	PEARL Equities Exchange	Equity
VYGR	Voyager Therapeutics Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
VYM	Vanguard Whitehall Funds Vanguard High Dividend Yield ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VYMI	Vanguard International High Dividend Yield ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VYNE	VYNE Therapeutics Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
VZ	Verizon Communications Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
W	Wayfair Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
WAB	Wabtec Common Stock	CommonStock	PEARL Equities Exchange	Equity
WABC	Westamerica Bancorporation COM NPV	CommonStock	PEARL Equities Exchange	Equity
WAFD	WaFd Inc COM USD1	CommonStock	PEARL Equities Exchange	Equity
WAFU	Wah Fu Education Group Ltd COM	CommonStock	PEARL Equities Exchange	Equity
WAL	Western Alliance Bancorporation Common Stock	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
WANT	Direxion Shares ETF Trust Direxion Daily Consumer Discretionary Bull 3X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
WASH	Washington Trust Bancorp Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
WAT	Waters Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
WATT	Energous Corp COM USD0.00001	CommonStock	PEARL Equities Exchange	Equity
WB	Weibo Corp ADR	AdrCommon	PEARL Equities Exchange	Equity
WBA	Walgreens Boots Alliance Inc COM USD1.25	CommonStock	PEARL Equities Exchange	Equity
WBIF	Absolute Shares Trust WBI BullBear Value 3000 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WBIG	Absolute Shares Trust WBI BullBear Yield 3000 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WBIL	Absolute Shares Trust WBI BullBear Quality 3000 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WBIY	Absolute Shares Trust WBI Power Factor High Dividend ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WBND	Legg Mason ETF Investment Trust - Western Asset Total Return ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WBS	Webster Financial Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
WBSpF	Webster Financial Corporation Depositary Shares, Each Representing 1/1,000th Interest in a Share of 5.25% Series F Non-Cumulative Perpetual Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
WCC	WESCO International, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
WCCpA	WESCO International, Inc. Depositary Shares each representing 1/1,000th interest in a share of Series A Fixed-Rate Reset Cumulative Perpetual Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
WCN	Waste Connections, Inc. Common Shares	CommonStock	PEARL Equities Exchange	Equity
WD	Walker & Dunlop, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
WDAY	Workday Inc CL A COM USD.001	CommonStock	PEARL Equities Exchange	Equity
WDC	Western Digital Corp COM USD.1	CommonStock	PEARL Equities Exchange	Equity
WDFC	WD-40 Co COM NPV	CommonStock	PEARL Equities Exchange	Equity
WDIV	SPDR Index Shares Funds SPDR S&P Global Dividend ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WEA	Western Asset Premier Bond Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
WEAT	Teucrium Commodity Trust Teucrium Wheat Fund	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
WEBL	Direxion Shares ETF Trust Direxion Daily Dow Jones Internet Bull 3X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
WEBS	Direxion Shares ETF Trust Direxion Daily Dow Jones Internet Bear 3X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
WEC	WEC Energy Group, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
WELL	Welltower Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
WEN	Wendy's Co CL A COM USD.1	CommonStock	PEARL Equities Exchange	Equity
WERN	Werner Enterprises Inc. COM USD.01	CommonStock	PEARL Equities Exchange	Equity
WES	Western Midstream Partners, LP Common units representing limited partner interests	CommonStock	PEARL Equities Exchange	Equity
WEX	WEX Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
WEYS	Weyco Group Inc COM USD1	CommonStock	PEARL Equities Exchange	Equity
WF	Woori Financial Group Inc. American Depositary Shares, each representing three shares of Common Stock	AdrCommon	PEARL Equities Exchange	Equity
WFC	Wells Fargo & Company Common Stock	CommonStock	PEARL Equities Exchange	Equity
WFCpL	Wells Fargo & Company 7.50% Non-Cumulative Perpetual Convertible Class A Preferred Stock, Series L	PreferredStock	PEARL Equities Exchange	Equity
WFCpY	Wells Fargo & Company Depositary Shares, each representing a 1/1,000th interest in a share of Non-Cumulative Perpetual Class A Preferred Stock, Series Y of Wells Fargo & Company, no par value	PreferredStock	PEARL Equities Exchange	Equity
WFCpZ	Wells Fargo & Company Depositary Shares, each representing a 1/1,000th interest in a share of Non-Cumulative Perpetual Class A Preferred Stock, Series Z	PreferredStock	PEARL Equities Exchange	Equity
WFH	Direxion Shares ETF Trust Direxion Work From Home ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
WGO	Winnebago Industries, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
WH	Wyndham Hotels & Resorts, Inc. Common stock, $0.01 par value per share	CommonStock	PEARL Equities Exchange	Equity
WHD	Cactus, Inc. Class A common stock, par value $0.01 per share	CommonStock	PEARL Equities Exchange	Equity
WHF	WhiteHorse Finance Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
WHG	Westwood Holdings Group, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
WHLR	Wheeler Real Estate Investment Trust Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
WHLRD	Wheeler Real Estate Investment Trust Inc PFD SER D	PreferredStock	PEARL Equities Exchange	Equity
WHLRP	Wheeler Real Estate Investment Trust Inc PFD SER B %	PreferredStock	PEARL Equities Exchange	Equity
WHR	Whirlpool Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
WIA	Western Asset Inflation-Linked Income Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
WILC	G Willi-Food International Ltd ORD NIS.1	CommonStock	PEARL Equities Exchange	Equity
WIMI	WiMi Hologram Cloud Inc CL B ORD USD0.002	CommonStock	PEARL Equities Exchange	Equity
WINA	Winmark Corp COM NPV	CommonStock	PEARL Equities Exchange	Equity
WINC	Western Asset Short Duration Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WING	Wingstop Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
WINT	Windtree Therapeutics Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
WIP	SPDR Series Trust SPDR FTSE International Government Inflation-Protected Bond ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WIW	Western Asset Inflation-Linked Opportunities & Income Fund Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
WIX	Wix.com Ltd ORD ILS.01	CommonStock	PEARL Equities Exchange	Equity
WK	Workiva Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
WKEY	WISeKey International Holding AG ADR SPONSORED	AdrCommon	PEARL Equities Exchange	Equity
WKHS	Workhorse Group Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
WLDN	Willdan Group Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
WLDR	Affinity World Leaders Equity ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WLFC	Willis Lease Finance Corp COM NPV	CommonStock	PEARL Equities Exchange	Equity
WLK	Westlake Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
WLKP	Westlake Chemical Partners LP Common Units Representing Limited Partner Interests	CommonStock	PEARL Equities Exchange	Equity
WM	Waste Management, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
WMB	The Williams Companies, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
WMG	Warner Music Group Corp COM CL A	CommonStock	PEARL Equities Exchange	Equity
WMK	Weis Markets, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
WMS	Advanced Drainage Systems, Inc. Common Stock, $0.01 par value per share	CommonStock	PEARL Equities Exchange	Equity
WNC	Wabash National Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
WNEB	Western New England Bancorp Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
WNS	WNS (Holdings) Limited Ordinary Shares	CommonStock	PEARL Equities Exchange	Equity
WOMN	Tidal Trust III Impact Shares YWCA Womens Empowerment ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WOOD	iShares Global Timber & Forestry ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WOR	Worthington Enterprises, Inc. Common Shares	CommonStock	PEARL Equities Exchange	Equity
WORX	SCWorx Corp COM	CommonStock	PEARL Equities Exchange	Equity
WOW	WideOpenWest, Inc. Common Stock, $0.01 par value per share	CommonStock	PEARL Equities Exchange	Equity
WPC	W. P. Carey Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
WPM	Wheaton Precious Metals Corp. Common Stock	CommonStock	PEARL Equities Exchange	Equity
WPP	WPP plc American Depositary Shares, each representing five Ordinary Shares	AdrCommon	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
WPRT	Westport Fuel Systems Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
WRB	W.R. Berkley Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
WRBpE	W.R. Berkley Corporation 5.70% Subordinated Debentures due 2058	StructuredProduct	PEARL Equities Exchange	Equity
WRBpF	W.R. Berkley Corporation 5.10% Subordinated Debentures due 2059	PreferredStock	PEARL Equities Exchange	Equity
WRBpG	W.R. Berkley Corporation 4.25% Subordinated Debentures due 2060	StructuredProduct	PEARL Equities Exchange	Equity
WRLD	World Acceptance Corp COM NPV	CommonStock	PEARL Equities Exchange	Equity
WRN	Western Copper and Gold Corporation Common Shares	CommonStock	PEARL Equities Exchange	Equity
WSBC	WesBanco Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
WSBCP	WesBanco Inc 6.75% DP PFD A	PreferredStock	PEARL Equities Exchange	Equity
WSBF	Waterstone Financial Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
WSC	WillScot Holdings Corporation COM USD.01	CommonStock	PEARL Equities Exchange	Equity
WSFS	WSFS Financial Corp COM NPV	CommonStock	PEARL Equities Exchange	Equity
WSM	Williams-Sonoma, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
WSO	Watsco, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
WSO.B	Watsco, Inc. Class B Common Stock, $0.50 par value	CommonStock	PEARL Equities Exchange	Equity
WSR	Whitestone REIT Common Shares	CommonStock	PEARL Equities Exchange	Equity
WST	West Pharmaceutical Services, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
WTBA	West Bancorporation Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
WTFC	Wintrust Financial Corp. COM NPV	CommonStock	PEARL Equities Exchange	Equity
WTFCM	Wintrust Financial Corp. PFD-D FIX/FLT	PreferredStock	PEARL Equities Exchange	Equity
WTFCP	Wintrust Financial Corp. DEP REPSTG SR E	PreferredStock	PEARL Equities Exchange	Equity
WTI	W&T Offshore, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
WTM	White Mountains Insurance Group, Ltd. Common Stock	CommonStock	PEARL Equities Exchange	Equity
WTMF	WisdomTree Trust WisdomTree Managed Futures Strategy Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
WTRG	Essential Utilities, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
WTS	Watts Water Technologies, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
WTTR	Select Water Solutions, Inc. Class A common stock	CommonStock	PEARL Equities Exchange	Equity
WU	The Western Union Company Common Stock, par value $0.01 per share	CommonStock	PEARL Equities Exchange	Equity
WUGI	AXS Esoterica NextG Economy ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WVE	Wave Life Sciences Ltd ORD NPV	CommonStock	PEARL Equities Exchange	Equity
WVVI	Willamette Valley Vineyards Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
WVVIP	Willamette Valley Vineyards Inc PFD SER A	PreferredStock	PEARL Equities Exchange	Equity
WWD	Woodward Inc COM USD.0625	CommonStock	PEARL Equities Exchange	Equity
WWJD	Northern Lights Fund Trust IV Inspire International ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WWR	Westwater Resources, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
WWW	Wolverine World Wide, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
WY	Weyerhaeuser Company Common Shares	CommonStock	PEARL Equities Exchange	Equity
WYNN	Wynn Resorts Ltd COM USD.01	CommonStock	PEARL Equities Exchange	Equity
WYY	WidePoint Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
X	United States Steel Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
XAIR	Beyond Air Inc COM	CommonStock	PEARL Equities Exchange	Equity
XBI	SPDR Series Trust SPDR S&P Biotech ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XBIO	Xenetic Biosciences Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
XBIT	XBiotech Inc COM	CommonStock	PEARL Equities Exchange	Equity
XCEM	Columbia ETF Trust II Columbia EM Core ex-China ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	**Security Name**	**Security Class**	**Listed Exchange**	**Instrument Type**
XCUR	Exicure Inc COM	CommonStock	PEARL Equities Exchange	Equity
XEL	Xcel Energy Inc. COM USD2.5	CommonStock	PEARL Equities Exchange	Equity
XELB	Xcel Brands Inc COM	CommonStock	PEARL Equities Exchange	Equity
XENE	Xenon Pharmaceuticals Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
XERS	Xeris Biopharma Holdings Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
XES	SPDR Series Trust SPDR S&P Oil & Gas Equipment & Services ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XFLT	XAI Octagon Floating Rate & Alternative Income Trust Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
XFOR	X4 Pharmaceuticals Inc COM	CommonStock	PEARL Equities Exchange	Equity
XGN	Exagen Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
XHB	SPDR Series Trust SPDR S&P Homebuilders ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XHE	SPDR Series Trust SPDR S&P Health Care Equipment ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XHR	Xenia Hotels & Resorts, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
XHS	SPDR Series Trust SPDR S&P Health Care Services ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XIN	Xinyuan Real Estate Co., Ltd. American Depositary Shares (each Representing twenty Common Shares)	AdrCommon	PEARL Equities Exchange	Equity
XITK	SPDR Series Trust SPDR FactSet Innovative Technology ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XJH	iShares ESG Select Screened S&P Mid-Cap ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XJR	iShares ESG Select Screened S&P Small-Cap ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XLB	Select Sector SPDR Trust The Materials Select Sector SPDR Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
XLC	Select Sector SPDR Trust The Communication Services Select Sector SPDR Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
XLF	Select Sector SPDR Trust The Financial Select Sector SPDR Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
XLG	Invesco Exchange-Traded Fund Trust Invesco S&P 500® Top 50 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XLP	Select Sector SPDR Trust The Consumer Staples Select Sector SPDR Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
XLRE	Select Sector SPDR Trust The Real Estate Select Sector SPDR Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
XLSR	SSGA Active Trust SPDR SSGA US Sector Rotation ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XLV	Select Sector SPDR Trust The Health Care Select Sector SPDR Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
XLY	Select Sector SPDR Trust The Consumer Discretionary Select Sector SPDR Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
XME	SPDR Series Trust SPDR S&P Metals & Mining ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XMHQ	Invesco Exchange-Traded Fund Trust Invesco S&P Midcap Quality ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XMLV	Invesco Exchange-Traded Fund Trust II Invesco S&P MidCap Low Volatility ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XMMO	Invesco Exchange-Traded Fund Trust Invesco S&P MidCap Momentum ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XMPT	VanEck CEF Muni Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XMVM	Invesco Exchange-Traded Fund Trust Invesco S&P MidCap Value with Momentum ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XNCR	Xencor Inc COM USD0.01	CommonStock	PEARL Equities Exchange	Equity
XNET	Xunlei Ltd ADS	AdrCommon	PEARL Equities Exchange	Equity
XNTK	SPDR Series Trust SPDR NYSE Technology ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XOM	Exxon Mobil Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
XOMA	XOMA Royalty Corp COM USD.0005	CommonStock	PEARL Equities Exchange	Equity
XOP	SPDR Series Trust SPDR S&P Oil & Gas Exploration & Production ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XP	XP Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
XPEL	XPEL Inc COM	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
XPER	Xperi Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
XPEV	XPeng Inc. American depositary shares, each representing two Class A ordinary shares	AdrCommon	PEARL Equities Exchange	Equity
XPH	SPDR Series Trust SPDR S&P Pharmaceuticals ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XPL	Solitario Resources Corp. Common Stock	CommonStock	PEARL Equities Exchange	Equity
XPO	XPO, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
XPP	ProShares Trust ProShares Ultra FTSE China 50	ExchangeTradedFund	PEARL Equities Exchange	Equity
XRAY	DENTSPLY SIRONA Inc COM USD1	CommonStock	PEARL Equities Exchange	Equity
XRLV	Invesco Exchange-Traded Fund Trust II Invesco S&P 500® ex-Rate Sensitive Low Volatility ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XRT	SPDR Series Trust SPDR S&P Retail ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XRX	Xerox Holdings Corp COM USD1	CommonStock	PEARL Equities Exchange	Equity
XSD	SPDR Series Trust SPDR S&P Semiconductor ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XSHD	Invesco S&P SmallCap High Dividend Low Volatility ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XSHQ	Invesco S&P SmallCap Quality ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XSLV	Invesco Exchange-Traded Fund Trust II Invesco S&P SmallCap Low Volatility ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XSMO	Invesco Exchange-Traded Fund Trust Invesco S&P SmallCap Momentum ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XSOE	WisdomTree Trust WisdomTree Emerging Markets ex-State-Owned Enterprises Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
XSVM	Invesco Exchange-Traded Fund Trust Invesco S&P SmallCap Value with Momentum ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XSW	SPDR Series Trust SPDR S&P Software & Services ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XT	iShares Exponential Technologies ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XTL	SPDR Series Trust SPDR S&P Telecom ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XTLB	XTL Biopharmaceuticals Ltd ADR	AdrCommon	PEARL Equities Exchange	Equity
XTN	SPDR Series Trust SPDR S&P Transportation ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XTNT	Xtant Medical Holdings Inc. Common Stock par value $0.000001 per share	CommonStock	PEARL Equities Exchange	Equity
XVV	iShares Trust - iShares ESG Select Screened S&P 500 ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XXII	22nd Century Group Inc COM	CommonStock	PEARL Equities Exchange	Equity
XYF	X Financial American Depositary Shares, each representing six Class A Ordinary Shares	AdrCommon	PEARL Equities Exchange	Equity
XYL	Xylem Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
XYLD	Global X Funds Global X S&P 500 Covered Call ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
XYLG	Global X Funds Global X S&P 500 Covered Call & Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
YALA	Yalla Group Limited American Depositary Shares, each representing one Class A Ordinary Share	AdrCommon	PEARL Equities Exchange	Equity
YANG	Direxion Shares ETF Trust Direxion Daily FTSE China Bear 3X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
YCBD	cbdMD, Inc. Common stock	CommonStock	PEARL Equities Exchange	Equity
YCL	ProShares Trust II ProShares Ultra Yen	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
YCS	ProShares Trust II ProShares UltraShort Yen	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
YELP	Yelp Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
YETI	YETI Holdings, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
YEXT	Yext, Inc. Common Stock, par value $0.001 per share	CommonStock	PEARL Equities Exchange	Equity
YGMZ	MingZhu Logistics Holdings Ltd COM USD0.008	CommonStock	PEARL Equities Exchange	Equity
YI	111 Inc ADS	AdrCommon	PEARL Equities Exchange	Equity
YINN	Direxion Shares ETF Trust Direxion Daily FTSE China Bull 3X Shares	ExchangeTradedFund	PEARL Equities Exchange	Equity
YJ	Yunji Inc ADR	AdrCommon	PEARL Equities Exchange	Equity
YLD	Principal Exchange-Traded Funds Principal Active High Yield ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	**Security Name**	**Security Class**	**Listed Exchange**	**Instrument Type**
YLDE	Franklin ClearBridge Enhanced Income ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
YMAB	Y-mAbs Therapeutics Inc COM	CommonStock	PEARL Equities Exchange	Equity
YOLO	AdvisorShares Trust AdvisorShares Pure Cannabis ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
YORW	York Water Co (The) COM USD.1	CommonStock	PEARL Equities Exchange	Equity
YPF	YPF Sociedad Anonima American Depositary Shares (Each representing one Class D share of Capital Stock)	AdrCommon	PEARL Equities Exchange	Equity
YRD	Yiren Digital Ltd. American Depositary shares, each representing two ordinary shares	AdrCommon	PEARL Equities Exchange	Equity
YTRA	Yatra Online Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
YUM	Yum! Brands, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
YUMC	Yum China Holdings, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
YXI	ProShares Trust ProShares Short FTSE China 50	ExchangeTradedFund	PEARL Equities Exchange	Equity
Z	Zillow Group Inc CL C CAP USD.0001	CommonStock	PEARL Equities Exchange	Equity
ZBH	Zimmer Biomet Holdings, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
ZBRA	Zebra Technologies Corp CL A COM USD.01	CommonStock	PEARL Equities Exchange	Equity
ZCMD	Zhongchao Inc CL A COM USD0.001	CommonStock	PEARL Equities Exchange	Equity
ZDGE	Zedge Inc. Class B common stock par value $0.01 per share	CommonStock	PEARL Equities Exchange	Equity
ZEUS	Olympic Steel Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
ZG	Zillow Group Inc CL A COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
ZIG	ETF Series Solutions The Acquirers Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
ZION	Zions Bancorporation National Association COM NPV	CommonStock	PEARL Equities Exchange	Equity
ZIONP	Zions Bancorporation National Association PFD 1/40 INT	PreferredStock	PEARL Equities Exchange	Equity
ZKIN	ZK International Group Co Ltd ORD	CommonStock	PEARL Equities Exchange	Equity
ZLAB	Zai Lab Limited ADS	AdrCommon	PEARL Equities Exchange	Equity
ZNTL	Zentalis Pharmaceuticals Inc COM	CommonStock	PEARL Equities Exchange	Equity
ZROZ	PIMCO ETF Trust PIMCO 25+ Year Zero Coupon U.S. Treasury Index Exchange-Traded Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
ZS	Zscaler Inc COM	CommonStock	PEARL Equities Exchange	Equity
ZSL	ProShares Trust II ProShares UltraShort Silver	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
ZTO	ZTO Express (Cayman) Inc. American depositary shares, each representing one Class A ordinary share	AdrCommon	PEARL Equities Exchange	Equity
ZTR	Virtus Total Return Fund Inc. Common Stock	Fund	PEARL Equities Exchange	Equity
ZTS	Zoetis Inc. Class A common stock	CommonStock	PEARL Equities Exchange	Equity
ZUMZ	Zumiez Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
ZYME	Zymeworks Inc COM	CommonStock	PEARL Equities Exchange	Equity
ZYXI	Zynex Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
SPY	SPDR S&P 500 ETF Trust Units	ExchangeTradedFund	PEARL Equities Exchange	Equity
AA	Alcoa Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
AEO	American Eagle Outfitters, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
AMGN	Amgen Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
AXP	American Express Company Common Stock	CommonStock	PEARL Equities Exchange	Equity
BABA	Alibaba Group Holding Limited American Depositary Shares, each represents Eight Ordinary Shares	AdrCommon	PEARL Equities Exchange	Equity
BK	The Bank of New York Mellon Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
CAT	Caterpillar Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
CI	The Cigna Group Common Stock	CommonStock	PEARL Equities Exchange	Equity
CLF	Cleveland-Cliffs Inc. Common Shares	CommonStock	PEARL Equities Exchange	Equity
CSCO	Cisco Systems Inc COM NPV	CommonStock	PEARL Equities Exchange	Equity
DELL	Dell Technologies Inc. Class C Common Stock	CommonStock	PEARL Equities Exchange	Equity
DIA	SPDR Dow Jones Industrial Average ETF Trust Trust Units	ExchangeTradedFund	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	**Security Name**	**Security Class**	**Listed Exchange**	**Instrument Type**
DIS	The Walt Disney Company Common Stock	CommonStock	PEARL Equities Exchange	Equity
ED	Consolidated Edison, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
FL	Foot Locker, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
GOOG	Alphabet Inc CL C COM USD.001	CommonStock	PEARL Equities Exchange	Equity
GS	Goldman Sachs Group, Inc., The Common Stock	CommonStock	PEARL Equities Exchange	Equity
IAU	iShares Gold Trust Shares of the iShares Gold Trust	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
IBM	International Business Machines Corporation Capital Stock	CommonStock	PEARL Equities Exchange	Equity
INTC	Intel Corp COM NPV	CommonStock	PEARL Equities Exchange	Equity
JNJ	Johnson & Johnson Common Stock	CommonStock	PEARL Equities Exchange	Equity
JPM	JPMorgan Chase & Co. Common Stock	CommonStock	PEARL Equities Exchange	Equity
KBE	SPDR Series Trust SPDR S&P Bank ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KOKU	DBX ETF Trust Xtrackers MSCI Kokusai Equity ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
LULU	Lululemon Athletica Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
LYFT	Lyft Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
MCD	McDonald's Corporation Common Stock	CommonStock	PEARL Equities Exchange	Equity
MGM	MGM Resorts International Common Stock	CommonStock	PEARL Equities Exchange	Equity
MMM	3M Company Common Stock	CommonStock	PEARL Equities Exchange	Equity
MRNA	Moderna Inc COM	CommonStock	PEARL Equities Exchange	Equity
MSFT	Microsoft Corp COM USD.00000625	CommonStock	PEARL Equities Exchange	Equity
NVDA	NVIDIA Corporation COM USD.001	CommonStock	PEARL Equities Exchange	Equity
NVS	Novartis AG American Depositary Shares (each representing one Ordinary Share)	AdrCommon	PEARL Equities Exchange	Equity
PFE	Pfizer Inc Common Stock	CommonStock	PEARL Equities Exchange	Equity
PG	The Procter & Gamble Company Common Stock	CommonStock	PEARL Equities Exchange	Equity
PLUG	Plug Power Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
QID	ProShares Trust ProShares UltraShort QQQ	ExchangeTradedFund	PEARL Equities Exchange	Equity
TRIP	TripAdvisor Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
TRV	The Travelers Companies, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
UBER	Uber Technologies, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
V	Visa Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
WMT	Walmart Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
XLE	Select Sector SPDR Trust The Energy Select Sector SPDR Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
XLI	Select Sector SPDR Trust The Industrial Select Sector SPDR Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
XLU	Select Sector SPDR Trust The Utilities Select Sector SPDR Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
ZM	Zoom Communications Inc COM CL A	CommonStock	PEARL Equities Exchange	Equity
BB	BlackBerry Limited Common Shares	CommonStock	PEARL Equities Exchange	Equity
IWM	iShares Trust iShares Russell 2000 ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
KO	The Coca-Cola Company Common Stock	CommonStock	PEARL Equities Exchange	Equity
XLK	Select Sector SPDR Trust The Technology Select Sector SPDR Fund	ExchangeTradedFund	PEARL Equities Exchange	Equity
AB	AllianceBernstein Holding L.P. Units (Representing Limited Partnership Interests)	CommonStock	PEARL Equities Exchange	Equity
BANF	BancFirst Corp COM	CommonStock	PEARL Equities Exchange	Equity
BF.B	Brown-Forman Corporation Class B Common Stock	CommonStock	PEARL Equities Exchange	Equity
BH	Biglari Holdings Inc. Class B Common Stock, no par value	CommonStock	PEARL Equities Exchange	Equity
BIO	Bio-Rad Laboratories, Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
BKNG	Booking Holdings Inc COM USD.008	CommonStock	PEARL Equities Exchange	Equity
BLK	BlackRock, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	**Security Name**	**Security Class**	**Listed Exchange**	**Instrument Type**
BRK.A	Berkshire Hathaway Inc. Class A Common Stock	CommonStock	PEARL Equities Exchange	Equity
BUD	Anheuser-Busch InBev SA/NV American Depositary Shares (each representing one ordinary share without nominal value)	AdrCommon	PEARL Equities Exchange	Equity
CG	Carlyle Group Inc (The) COM	CommonStock	PEARL Equities Exchange	Equity
CMSpB	Consumers Energy Company $4.50 Cumulative Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
COHN	Cohen & Company Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
FBCG	Fidelity Blue Chip Growth ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
FSTA	Fidelity Covington Trust Fidelity MSCI Consumer Staples Index ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
METpF	MetLife, Inc. Depositary Shares, each representing a 1/1,000th interest in a share of 4.75% Non-Cumulative Preferred Stock, Series F	PreferredStock	PEARL Equities Exchange	Equity
MKL	Markel Group Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
MOAT	VanEck Morningstar Wide Moat ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NSPR	InspireMD Inc COM USD0.0001	CommonStock	PEARL Equities Exchange	Equity
PBPB	Potbelly Corp COM USD.01	CommonStock	PEARL Equities Exchange	Equity
PCGpH	Pacific Gas & Electric Company 4.5% 1st Preferred Stock	PreferredStock	PEARL Equities Exchange	Equity
PEY	Invesco High Yield Equity Dividend Achievers ETF High Yield Eq Div	ExchangeTradedFund	PEARL Equities Exchange	Equity
PZZA	Papa John's International Inc COM USD.01	CommonStock	PEARL Equities Exchange	Equity
SECT	Main Sector Rotation ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SIFY	Sify Technologies Ltd SPONSORED ADR	AdrCommon	PEARL Equities Exchange	Equity
SLVP	iShares MSCI Global Silver and Metals Miners ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SPMD	SPDR Series Trust SPDR Portfolio S&P 400 Mid Cap ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
SSTK	Shutterstock, Inc. Common Stock	CommonStock	PEARL Equities Exchange	Equity
TIPX	SPDR Series Trust SPDR Bloomberg 1-10 Year TIPS ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
USL	United States 12 Month Oil Fund, LP United States 12 Month Oil Fund, LP	ExchangeTradedVehicle	PEARL Equities Exchange	Equity
VKI	Invesco Advantage Municipal Income Trust II Common Shares of Beneficial Interest	Fund	PEARL Equities Exchange	Equity
VNM	VanEck Vietnam ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
VOOG	Vanguard Admiral Funds Vanguard S&P 500 Growth ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WCLD	WisdomTree Trust - WisdomTree Cloud Computing Fund ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
WIT	Wipro Limited Amer. Dep. Shares (representing One Equity Share)	AdrCommon	PEARL Equities Exchange	Equity
XAR	SPDR Series Trust SPDR S&P Aerospace & Defense ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
YYY	Amplify ETF Trust Amplify High Income ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity
NTGR	NETGEAR Inc COM USD.001	CommonStock	PEARL Equities Exchange	Equity
ATEST	Test Symbol	CommonStock	PEARL Equities Exchange	Equity
ATEST.A	Test Symbol Class A	CommonStock	PEARL Equities Exchange	Equity
ATEST.B	Test Symbol Class B	CommonStock	PEARL Equities Exchange	Equity
ATEST.C	Test Symbol Class C	CommonStock	PEARL Equities Exchange	Equity
ATEST.G	TEST SYMBOL	CommonStock	PEARL Equities Exchange	Equity
ATEST.H	TEST SYMBOL	CommonStock	PEARL Equities Exchange	Equity
ATEST.L	TEST SYMBOL	CommonStock	PEARL Equities Exchange	Equity
ATEST.Z	NYSE MKT TEST SYMBOL SIFMA / DTCC Eligible	Unknown	PEARL Equities Exchange	Equity
CBO	NYSE Listed Test Stock For CTS and CQS	Unknown	PEARL Equities Exchange	Equity
CBOpA	NMS NYSE Test Symbol	PreferredStock	PEARL Equities Exchange	Equity
CBX	NYSE Listed Test Stock For CTS and CQS	CommonStock	PEARL Equities Exchange	Equity
CTEST	Test Symbol	Unknown	PEARL Equities Exchange	Equity

Pearl Equities Securities List as of 6/2/2025				
Symbol	Security Name	Security Class	Listed Exchange	Instrument Type
CTEST.A	NYSE CHICAGO TEST SYMBOL	CommonStock	PEARL Equities Exchange	Equity
IGZ	NYSE Arca Listed Test Stock For CTS CQS	Unknown	PEARL Equities Exchange	Equity
MTEST	NYSE Texas Test Symbol	ExchangeTradedFund	PEARL Equities Exchange	Equity
NTEST	NYSE Test Ticker	CommonStock	PEARL Equities Exchange	Equity
NTEST.G	NYSE Pillar Test Symbol	CommonStock	PEARL Equities Exchange	Equity
NTEST.H	Dedicated Test Symbol for Citadel	CommonStock	PEARL Equities Exchange	Equity
NTEST.I	Dedicated Test Symbol for Citadel	ExchangeTradedFund	PEARL Equities Exchange	Equity
NTEST.J	Dedicated Test Symbol for IMC	CommonStock	PEARL Equities Exchange	Equity
NTEST.K	Dedicated Test Symbol for IMC	CommonStock	PEARL Equities Exchange	Equity
NTEST.L	Dedicated Test Symbol for GTS Securities	ExchangeTradedFund	PEARL Equities Exchange	Equity
NTEST.M	Dedicated Test Symbol for GTS Securities	CommonStock	PEARL Equities Exchange	Equity
NTEST.N	Dedicated Test Symbol for Virtu	CommonStock	PEARL Equities Exchange	Equity
NTEST.O	Dedicated Test Symbol for Virtu	ExchangeTradedFund	PEARL Equities Exchange	Equity
NTEST.P	Dedicated Test Symbol for Cryan	CommonStock	PEARL Equities Exchange	Equity
NTEST.Q	Dedicated Test Symbol for Cryan	CommonStock	PEARL Equities Exchange	Equity
PTEST	ARCA Test Symbol	ExchangeTradedFund	PEARL Equities Exchange	Equity
PTEST.A	NYSE Arca Test Symbol	CommonStock	PEARL Equities Exchange	Equity
PTEST.B	NYSE Arca Test Symbol	CommonStock	PEARL Equities Exchange	Equity
PTEST.W	Test Symbol Class W	Unknown	PEARL Equities Exchange	Equity
PTEST.X	Test Symbol Class X	Unknown	PEARL Equities Exchange	Equity
PTEST.Y	Test Symbol Class Y	Unknown	PEARL Equities Exchange	Equity
PTEST.Z	NYSE Arca TEST SYMBOL SIFMA / DTCC Eligible	Unknown	PEARL Equities Exchange	Equity
ZAZZT	Test Symbol	CommonStock	PEARL Equities Exchange	Equity
ZBZX	BATS LISTED TEST STOCK FOR CTS CQS	Unknown	PEARL Equities Exchange	Equity
ZBZZT	Test Symbol	CommonStock	PEARL Equities Exchange	Equity
ZCZZT	Test Symbol	CommonStock	PEARL Equities Exchange	Equity
ZJZZT	OPRA TEST SYMBOL	CommonStock	PEARL Equities Exchange	Equity
ZTEST	BATS LISTED TEST STOCK FOR CTS CQS	Unknown	PEARL Equities Exchange	Equity
ZVV	NYSE Arca Listed Test Stock For CTS CQS	ExchangeTradedFund	PEARL Equities Exchange	Equity
ZVZZT	SUPER Montage TEST SYMBOL	CommonStock	PEARL Equities Exchange	Equity
ZXZZT	SUPERMONTAGE TEST	CommonStock	PEARL Equities Exchange	Equity
ZZK	NYSE Arca Listed Test Stock For CTS CQS	Unknown	PEARL Equities Exchange	Equity
ZZZ	Cyber Hornet S&P 500 and Bitcoin 75/25 Strategy ETF ETF	ExchangeTradedFund	PEARL Equities Exchange	Equity